Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175477

INFORMATION STATEMENT/PROXY STATEMENT/PROSPECTUS

PROPOSED MERGER

CITADEL STOCKHOLDERS — YOUR VOTE IS IMPORTANT

CUMULUS MEDIA STOCKHOLDERS — NO ACTION IS REQUIRED

August 8, 2011

This document is a prospectus related to a proposed issuance of shares of Class A common stock (or, in certain instances, other securities) of Cumulus Media Inc., or “Cumulus Media,” pursuant to an Agreement and Plan of Merger, referred to as the “merger agreement,” entered into with, among others, Citadel Broadcasting Corporation, or “Citadel,” and pursuant to which, if the requisite stockholder and other approvals are obtained, Citadel will merge with an indirect wholly-owned subsidiary of Cumulus Media, which transaction is referred to as the “merger.” This document is also a proxy statement for Citadel to use in soliciting proxies for its special meeting of stockholders, at which meeting Citadel’s stockholders will vote on, among other things, adoption of the merger agreement, as well as an information statement for those Cumulus Media stockholders who did not consent in writing to Cumulus Media’s proposed issuances of equity securities in the merger and related transactions, as well as certain related transactions described herein, that have already been obtained.

The boards of directors of Cumulus Media and Citadel have each agreed to the merger. This document is being sent to Citadel stockholders to ask them to vote in favor of the adoption of the merger agreement. The approval of Citadel’s stockholders must be obtained before the merger can be completed. Cumulus Media has already obtained the necessary approvals for the issuance of its equity securities in the merger and certain related transactions described herein by stockholders holding the majority of its outstanding voting power, pursuant to the rules of the Nasdaq Stock Market and the General Corporation Law of the State of Delaware. As a result, no further vote of Cumulus Media’s stockholders is being sought in connection herewith, although this document is being sent to all of Cumulus Media’s stockholders in order to inform them of such approvals and of the proposed merger.

If the merger agreement is adopted by Citadel stockholders and the merger is completed, each share of Citadel Class A common stock and Citadel Class B common stock will be converted (and each warrant to purchase Citadel common stock will be adjusted) into the right to receive (i) $37.00 in cash, (ii) 8.525 shares of Cumulus Media Class A common stock, or (iii) a combination of cash and Cumulus Media Class A common stock, in each case subject to proration, with the actual number of shares to be issued, and amount of cash to be paid, dependent upon elections to be made by Citadel stockholders prior to the completion of the merger. In certain instances, Cumulus Media may issue to Citadel stockholders and warrant holders in the merger shares of a to-be-created class of its non-voting common stock, to be called Class B common stock, in lieu of an equal number of shares of its Class A common stock, or Cumulus Media may issue warrants exercisable for such number of its Class A common stock or Class B common stock. The implied value of the stock portion of the merger consideration will fluctuate as the market price of Cumulus Media Class A common stock fluctuates. You should obtain current stock price quotations for Cumulus Media Class A common stock and Citadel Class A common stock and Class B common stock before deciding how to vote with respect to the adoption of the merger agreement and what type of merger consideration to elect. Cumulus Media Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “CMLS” and Citadel Class A common stock and Class B common stock are quoted by the OTC Link on the OTCQB tier under the symbols “CDELA” and “CDELB,” respectively.

The special meeting of Citadel stockholders will be held on September 15, 2011 at 8:00 A.M., local time, at 270 Park Avenue, 2nd Floor, New York, NY 10017. At the special meeting, Citadel stockholders will be asked to vote on the adoption of the merger agreement, the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting, the election of two class I directors to Citadel’s board of directors, the approval, on a non-binding advisory basis, of compensation that may be received by Citadel’s named executive officers in connection with the merger, and the ratification of the appointment of Deloitte & Touche LLP to serve as Citadel’s independent registered public accountants for the year ending December 31, 2011, as well as to consider and act upon such other business as may properly come before the Citadel special meeting or any adjournment or postponement thereof. Citadel’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement; “FOR” the approval of the adjournment of the Citadel special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; “FOR” the election of each of the two class I director nominees to Citadel’s board of directors; “FOR” the approval on a non-binding, advisory basis of compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger; and “FOR” the ratification of the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011.

This information statement/proxy statement/prospectus is an important document containing answers to frequently asked questions and a summary description of the merger and the merger agreement (beginning on page 1), followed by more detailed information about Cumulus Media, Citadel, the transactions related to the merger which have been approved by Cumulus Media’s stockholders, and the other matters to be voted upon by Citadel stockholders as part of the Citadel special meeting. We urge you to read this document carefully and in its entirety. In particular, you should consider the matters discussed under “Risk Factors” beginning on page 24 of this document.

We look forward to the successful merger of Cumulus Media and Citadel.

Lewis W. Dickey, Jr. Chairman, President and Chief Executive Officer Cumulus Media Inc.	Farid Suleman President and Chief Executive Officer Citadel Broadcasting Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this document or determined that this document is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated August 8, 2011 and is first being mailed to stockholders of Cumulus Media and Citadel on or about August 8, 2011.

CITADEL BROADCASTING CORPORATION
7690 W. Cheyenne Avenue, Suite 220
Las Vegas, Nevada 89129
(702) 804-5200

YOUR VOTE IS VERY IMPORTANT

To our Stockholders:

It is my pleasure to invite you to attend the Citadel Broadcasting Corporation (“Citadel”) special meeting of stockholders to be held on September 15, 2011, at 8:00 A.M., local time, at 270 Park Avenue, 2nd Floor, New York, NY 10017.

At the special meeting, stockholders will vote on the matters set forth in the notice of the meeting that follows on the next page. All stockholders of record at the close of business on August 3, 2011 are entitled to notice of, and to vote at, the special meeting on certain matters as set forth in the notice of meeting that follows on the next page. Your vote is very important. We urge you to please vote your shares now whether or not you plan to attend the special meeting. Accordingly, we encourage you to read the information statement/proxy statement/prospectus and cast your vote promptly via the Internet, by telephone or by mailing in the appropriate completed proxy card.

If you decide to attend the special meeting, you will be able to vote in person, even if you have previously submitted your proxy.

We look forward to seeing you at the meeting and appreciate your continued support.

Sincerely,

Farid Suleman
President and Chief Executive Officer
Citadel Broadcasting Corporation

Las Vegas, Nevada
August 8, 2011

CITADEL BROADCASTING CORPORATION
7690 W. Cheyenne Avenue, Suite 220
Las Vegas, Nevada 89129
(702) 804-5200

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON SEPTEMBER 15, 2011

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Citadel Broadcasting Corporation, which we refer to as Citadel, will be held on September 15, 2011, at 8:00 A.M., local time, at 270 Park Avenue, 2nd Floor, New York, NY 10017. Holders of Class A common stock at the close of business on August 3, 2011 (such date and time, the “record date”) will be asked to:

1. consider and vote upon the adoption of the Agreement and Plan of Merger, dated March 9, 2011, as it may be amended from time to time, by and among Citadel, Cumulus Media Inc., Cumulus Media Holdings Inc. (f/k/a Cadet Holding Corporation) and Cadet Merger Corporation (the “merger agreement”);

2. consider and vote upon the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting;

3. consider and vote upon the election of each of the two class I director nominees to Citadel’s board of directors;

4. consider and vote on a non-binding, advisory basis to approve compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger;

5. consider and vote upon the ratification of the appointment of Deloitte & Touche LLP to serve as Citadel’s independent registered public accountants for the year ending December 31, 2011; and

6. consider and act upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

In addition, at the special meeting, holders of Class B common stock as of the record date will be asked to consider and vote, together with holders of Class A common stock as of the record date as a single class, upon Proposals 1 and 5 above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

Please refer to the attached information statement/proxy statement/prospectus and the merger agreement for further information with respect to the business to be transacted at the special meeting. Citadel expects to transact no other business at the meeting, except for business properly brought before the meeting and any adjournment or postponement thereof. Holders of record of Citadel Class A common stock as of the record date will be entitled to notice of and to vote at the special meeting with regard to Proposals 1-6 described above. Holders of Citadel Class B common stock as of the record date will be entitled to notice of and to vote at the special meeting, together with holders of Citadel Class A common stock as of the record date as a single class, with regard to Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

Citadel’s board of directors unanimously recommends that you vote “FOR” the adoption of the merger agreement; “FOR” the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting; “FOR” the election of each of the two class I director nominees to Citadel’s board of directors; “FOR” the approval on a non-binding, advisory basis of compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger; and “FOR” the ratification of the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. Whether or not you plan on attending the special meeting, we urge you to read the information statement/proxy statement/prospectus carefully and to please vote your shares as promptly as possible. You may vote your shares by proxy electronically via the Internet, by telephone, by sending in the appropriate paper proxy card or in person at the special meeting.

All stockholders are cordially invited to attend the special meeting. If you have any questions about this information statement/proxy statement/prospectus, you should contact: Georgeson Inc. at 888-624-7035.

By Order of the Board of Directors,

Farid Suleman
President and Chief Executive Officer
Citadel Broadcasting Corporation

Las Vegas, Nevada
August 8, 2011

Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305

NOTICE OF APPROVALS GIVEN AND ACTIONS TO BE TAKEN

To the Stockholders of Cumulus Media Inc.:

WE ARE NOT ASKING YOU FOR YOUR PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY. THE ACTIONS DESCRIBED BELOW HAVE ALREADY BEEN APPROVED BY WRITTEN CONSENT OF HOLDERS OF A MAJORITY OF THE OUTSTANDING VOTING POWER OF CUMULUS MEDIA INC. PURSUANT TO THE RULES OF THE NASDAQ STOCK MARKET AND THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE. A VOTE OF THE REMAINING STOCKHOLDERS IS NOT NECESSARY.

This information statement/proxy statement/prospectus is being furnished in connection with the Agreement and Plan of Merger, dated as of March 9, 2011, by and among Cumulus Media Inc., which we refer to as Cumulus Media, Cumulus Media Holdings Inc. (f/k/a Cadet Holding Corporation), which we refer to as Holdco, Cadet Merger Corporation, which we refer to as Merger Sub, and Citadel Broadcasting Corporation, which we refer to as Citadel, as such agreement may be amended from time to time, and certain related transactions. If Citadel stockholders adopt the merger agreement and the merger is subsequently completed, Merger Sub will merge with and into Citadel and, subject to the limitations described below, each share of Citadel Class A common stock and Citadel Class B common stock will be converted (and each warrant to purchase Citadel common stock will be adjusted) into the right to receive (i) $37.00 in cash, (ii) 8.525 shares of Cumulus Media Class A common stock, or (iii) a combination of cash and Cumulus Media Class A common stock, in each case subject to proration. In certain instances, Cumulus Media may issue to Citadel stockholders and warrant holders in the merger shares of a to-be-created class of its non-voting stock, to be called Class B common stock, in lieu of an equal number of shares of its Class A common stock, or Cumulus Media may issue warrants exercisable for such number of shares of its Class A common stock or Class B common stock.

In connection with the merger agreement, we entered into, and subsequently amended and restated, an investment agreement, which we refer to as the Investment Agreement, with certain investors, whom we refer to as the Investors, pursuant to which the Investors have committed to purchase with cash up to an aggregate of $500.0 million in shares of our common stock, preferred stock or warrants to purchase common stock, at a purchase price per share (or warrant) of $4.34. Specifically, Crestview Radio Investors, LLC, an affiliate of Crestview Partners II, L.P., has agreed to purchase up to $250.0 million in shares of our Class A common stock and MIHI LLC, an affiliate of Macquarie Capital (USA) Inc., and UBS Securities LLC have each agreed to purchase up to $125.0 million in warrants, which will be immediately exercisable by U.S. persons (as defined herein), subject to the Communications Act of 1934, as amended, and FCC rules and policies, at an exercise price of $0.01 per share, for shares of our Class B common stock. In addition, MIHI LLC may, at its option, elect to receive the full amount of its investment in shares of a to-be-created class of perpetual, redeemable, non-convertible preferred stock of Cumulus Media.

As a part of the transactions contemplated by the Investment Agreement, our board of directors and the holders of a majority of our outstanding voting power approved a new equity incentive plan, pursuant to which we will be able to issue equity awards to our officers, directors, employees and other individuals. Upon the effectiveness of this new equity incentive plan, the remaining authorization for equity awards under our currently existing equity incentive plans will be canceled.

In furtherance of the merger, equity investment, and the issuance of shares of our stock thereunder, our board of directors also approved and recommended that our stockholders adopt an amended and restated certificate of incorporation of Cumulus Media, which, among other things, creates the various classes of stock of Cumulus Media necessary and desirable to complete each of the foregoing transactions.

Pursuant to the rules of the Nasdaq Stock Market and the General Corporation Law of the State of Delaware, as applicable, the proposed issuance of equity securities in each of the merger and pursuant to the Investment Agreement, the adoption of a new equity incentive plan and the adoption of an amended and restated certificate of incorporation each requires the approval of holders of a majority of the outstanding voting power of Cumulus Media common stock. On March 9, 2011, BA Capital Company, L.P., Banc of America Capital Investors SBIC, L.P., DBBC, L.L.C., Lewis W. Dickey, Jr., John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr., which together, on that date, owned a majority of the outstanding voting power of Cumulus Media (collectively, the “Consenting Stockholders”), executed written consents approving the issuance of the shares pursuant to each of the merger agreement and the Investment Agreement. Furthermore, on July 8, 2011, the Consenting Stockholders approved the adoption of our amended and restated certificate of incorporation and the adoption of our new equity incentive plan.

As a result of the foregoing, no further action on the part of Cumulus Media stockholders is required in connection with any of these transactions. However, pursuant to the requirements of Section 14(c) of the Securities Exchange Act of 1934, other applicable rules and regulations of the SEC, and Section 228(d) of the General Corporation Law of the State of Delaware, Cumulus Media is required to send to its stockholders a written information statement, which is satisfied by delivery of this document at least 20 business days prior to the date upon which any of these transactions can become effective or occur, as applicable. This document is being mailed to Cumulus Media stockholders on or about August 8, 2011.

By Order of the Board of Directors,

Lewis W. Dickey, Jr.
Chairman, President and Chief Executive Officer

August 8, 2011

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates by reference important business and financial information about each of Cumulus Media and Citadel from documents that each company has filed with the Securities and Exchange Commission (the “SEC”) but that are not being included in or delivered with this document. This information is available to you without charge upon your written or oral request. You may read and copy documents incorporated by reference in this information statement/proxy statement/prospectus, other than certain exhibits to those documents, and other information about each of Cumulus Media and Citadel that is filed with the SEC under the Securities and Exchange Act of 1934 (the “Exchange Act”) at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You can also obtain such documents free of charge through the SEC’s website (www.sec.gov) or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

For information about Cumulus Media Inc.:		For information about Citadel Broadcasting Corporation:

By Mail:	Cumulus Media Inc. 3280 Peachtree Road, NW Suite 2300 Atlanta, Georgia 30305 Attention: Joseph P. Hannan, SVP, Treasurer and CFO	By Mail:	Citadel Broadcasting Corporation 7690 W. Cheyenne Avenue, Suite 220 Las Vegas, Nevada 89129 Attention: Randy L. Taylor, CFO
By Telephone:	(404) 260-6600	By Telephone:	(702) 804-5200
By Internet:	www.cumulus.com	By Internet:	www.citadelbroadcasting.com

IF YOU WOULD LIKE TO REQUEST ANY DOCUMENTS, PLEASE DO SO BY AUGUST 27, 2011 IN ORDER TO RECEIVE THEM BEFORE THE CITADEL SPECIAL MEETING.

For additional information on documents incorporated by reference in this document, please see “Where You Can Find More Information” on page 219. Please note that information contained on the websites of Cumulus Media or Citadel is not incorporated by reference in, nor considered to be part of, this information statement/proxy statement/prospectus.

The firm assisting Citadel with the solicitation of proxies is:

Georgeson Inc.

Stockholders call toll-free: 888-624-7035
Banks and brokers call: 212-440-9800

ABOUT THIS DOCUMENT

Cumulus Media has supplied all information contained in or incorporated by reference into this information statement/proxy statement/prospectus relating to Cumulus Media. Citadel has supplied all information contained in or incorporated by reference into this information statement/proxy statement/prospectus relating to Citadel. Cumulus Media and Citadel have both contributed to information relating to the merger.

You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in or incorporated by reference into this document. This document is dated August 8, 2011. You should not assume that the information contained in this document is accurate as of any date other than the date hereof. You should not assume that the information contained in any document incorporated by reference herein is accurate as of any date other than the date of such other document. Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document. Neither the mailing of this document to the respective stockholders of Cumulus Media and Citadel, nor the taking of any actions contemplated hereby by Cumulus Media or Citadel at any time will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

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Page

CITADEL’S COMPENSATION DISCUSSION AND ANALYSIS	68
2010 Background	68
Executive Compensation Program’s Philosophy and Objectives for 2010	69
What the Executive Compensation Program Was Designed to Reward	69
How Citadel Structures a Named Executive Officer’s Total Compensation	69
Elements of Compensation, Why Citadel Chooses to Pay Each Element and Its 2010 Practices	70
Grants of Plan-Based Awards Table	76
Citadel Employment Agreements	77
Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control	77
Outstanding Equity Awards Table at 2010 Fiscal Year End	84
Citadel Option Exercises and Stock Vested	84
Citadel’s Equity Compensation Plan In Effect Prior to the Emergence Date	85
Equity Compensation Plans In Effect Following the Emergence Date	85
Pension Benefits at 2010 Fiscal Year End	89
Citadel Compensation Risk Management	90
Director Compensation Table at 2010 Fiscal Year End	90
PROPOSALS SUBMITTED TO CITADEL STOCKHOLDERS	92
Adoption of the Agreement and Plan of Merger	92
Adjournment Proposal	92
Election of Class I Directors	93
Incumbent Directors	94
Non-Binding Advisory Vote on Golden Parachute Compensation	95
Ratification of Appointment of Independent Registered Public Accountants	96
Other Business	97
THE MERGER	98
Effect of the Merger; What Stockholders, Option Holders and Warrant Holders of Citadel Will Receive in the Merger	98
Background of the Merger	99
Recommendation of Citadel’s Board of Directors and Citadel’s Reasons for the Merger	119
Cumulus Media’s Reasons for the Merger	122
Opinion of Cumulus Media’s Financial Advisor	124
Co-Financial Advisors to the Citadel Board of Directors	131
Certain Citadel Financial Projections	143
Certain Cumulus Media Financial Projections	144
Interests of Certain Persons in the Merger	146
Stock Options and Restricted Stock Awards Held By Executive Officers and Directors	146
Payments To Named Executive Officers Contingent Upon the Merger	148
Golden Parachute Compensation	150
Board of Directors and Management of the Surviving Corporation After the Merger	154
Regulatory Approvals	154
Citadel Stockholders and Warrant Holders Making Cash and Stock Elections	155
Exchange of Citadel Shares	158
Nasdaq Stock Market Listing of Cumulus Media Class A Common Stock, Class B Common Stock and Warrants Issued in the Merger; Deregistration of Citadel Common Stock After the Merger	158

v

QUESTIONS AND ANSWERS

The questions and answers below highlight only selected information from this information statement/proxy statement/prospectus. They do not contain all of the information that may be important to you. Cumulus Media’s board of directors is not soliciting votes of its stockholders on any of the matters to be undertaken by Cumulus Media and described herein. Citadel’s board of directors is soliciting proxies from its stockholders to vote at the special meeting of Citadel stockholders, to be held on September 15, 2011 at 8:00 A.M., local time, at 270 Park Avenue, 2nd Floor, New York, NY 10017, and any adjournment or postponement of that meeting. You should read carefully the entire information statement/proxy statement/prospectus and the additional documents incorporated by reference into this information statement/proxy statement/prospectus to fully understand the matters to be acted upon and the voting procedures for the special meeting.

Frequently Used Terms

This document generally avoids the use of technical defined terms, but a few frequently used terms may be helpful for you to have in mind at the outset. This document refers to:

•	Cumulus Media Class A common stock and Cumulus Media Class B common stock, together as “Cumulus Media common stock”;

•	Cumulus Media Inc., a Delaware corporation, as “Cumulus Media”;

•	Cumulus Media Holdings Inc. (f/k/a Cadet Holding Corporation), a Delaware corporation and wholly-owned subsidiary of Cumulus Media, as “Holdco”;

•	Cadet Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Holdco, as “Merger Sub”;

•	Citadel Broadcasting Corporation, a Delaware corporation, and its consolidated subsidiaries, together as “Citadel”;

•	Citadel Class A common stock and Citadel Class B common stock, together as “Citadel common stock”;

•	Cumulus Media Partners, LLC and its consolidated subsidiaries, collectively as “CMP”;

•	the merger of Merger Sub into Citadel and the conversion of shares of, and adjustment of warrants to purchase, Citadel common stock into the right to receive cash and/or shares of Cumulus Media Class A common stock (or in certain instances, shares of Cumulus Media Class B common stock or warrants in lieu thereof), as the “merger”;

•	the Agreement and Plan of Merger, dated March 9, 2011 (as it may be amended from time to time), by and among Cumulus Media, Holdco, Merger Sub, and Citadel, as the “merger agreement”;

•	the Investment Agreement, dated as of March 9, 2011, and as amended and restated as of April 22, 2011 (as it may be further amended from time to time) pursuant to which (i) Crestview Radio Investors, LLC (“Crestview”), an affiliate of Crestview Partners II, L.P., (ii) an affiliate of Macquarie Capital (USA) Inc. (“Macquarie”) and (iii) UBS Securities LLC (“UBS Securities” and together with Crestview and Macquarie, the “Investors”), have agreed to invest up to an aggregate of $500.0 million in Cumulus Media’s equity securities described below or warrants to purchase the same, the proceeds of which will be used to pay a part of the cash portion of the purchase price for, and which investment is conditioned on, among other things, the closing of the merger, as the “Investment Agreement”;

•	the commitment the Investors have pursuant to the Investment Agreement to purchase for cash up to an aggregate of $500.0 million in shares of Cumulus Media common stock, preferred stock or warrants to purchase common stock, at a purchase price per share (or warrant) of $4.34, as the “Equity Investment”;

•	the Federal Communications Commission, as the “FCC”;

•	applications that have been or will be filed with the FCC to obtain FCC Approval (defined below) for the transfers of control or assignment of the FCC Authorizations held by Cumulus Media and Citadel required for the consummation of the merger agreement, as the “FCC Applications”;

•	any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Merger Sub, Holdco or Cumulus Media (or any affiliate of Merger Sub, Holdco or Cumulus Media) of the FCC Authorizations (as defined below) as proposed in the FCC Applications, as the “FCC Approval”;

•	all licenses, permits, approvals, construction permits, and other authorizations issued or granted by the FCC to Citadel or any Citadel subsidiary or Cumulus Media or any Cumulus Media subsidiary, as applicable, including any and all auxiliary and/or supportive transmitting and/or receiving facilities, boosters, and repeaters, together with any and all renewals, extensions, or modifications thereof and additions thereto between the date of the merger agreement and the effective time of the merger, as the “FCC Authorizations”;

•	the Communications Act of 1934, as amended, as the “Communications Act”;

•	the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, as the “HSR Act” or the “Hart-Scott-Rodino Act”; and

•	the General Corporation Law of the State of Delaware, as the “DGCL.”

Questions and Answers for Citadel Stockholders

Q:	Why have I received this information statement/proxy statement/prospectus?

A:	This document is being delivered to you as both a proxy statement of Citadel and a prospectus of Cumulus Media. It is a proxy statement because Citadel’s board of directors is soliciting proxies from its stockholders to vote on the adoption of the merger agreement at Citadel’s special meeting of stockholders as well as the other matters set forth in the notice of the meeting and described in this information statement/proxy statement/prospectus, and your proxy will be used at the meeting or at any adjournment or postponement of the meeting. It is a prospectus because Cumulus Media will issue Cumulus Media common stock and/or warrants to the Citadel common stockholders and warrant holders in the merger. On or about August 8, 2011 Citadel intends to mail to its stockholders of record as of the close of business on August 3, 2011 (such date and time, the “record date”) printed versions of these materials.

Your vote is important. Citadel encourages you to vote as soon as possible.

Q:	What matters are to be voted on at the Citadel special meeting?

A:	At the Citadel special meeting, holders of Citadel Class A common stock as of the record date will be asked to:

1. consider and vote upon the adoption of the merger agreement;

2. consider and vote upon the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting;

3. consider and vote upon the election of each of the two class I director nominees to Citadel’s board of directors;

4. consider and vote on a non-binding, advisory basis to approve compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger;

5. consider and vote upon the ratification of the appointment of Deloitte & Touche LLP to serve as Citadel’s independent registered public accountants for the year ending December 31, 2011; and

6. consider and act upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

In addition, at the Citadel special meeting, holders of Citadel Class B common stock as of the record date will be asked to consider and vote, together with holders of Citadel Class A common stock as of the record date as a single class, upon Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

Q:	What is the recommendation of Citadel’s board of directors with respect to each Proposal?

A:	Citadel’s board of directors unanimously recommends a vote:

1. FOR the adoption of the merger agreement;

2. FOR the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting;

3. FOR the election of each of the two class I director nominees to Citadel’s board of directors;

4. FOR the approval on a non-binding, advisory basis of compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger; and

5. FOR the ratification of the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011.

Q:	Will any other matters be presented for a vote at the Citadel special meeting?

A:	At this time, Citadel is not aware of any other matters that will be presented for a vote at the Citadel special meeting. However, if any other matters properly come before the special meeting, the proxies will have the discretion to vote upon such matters in accordance with their best judgment. To the extent Citadel receives proper notice of a stockholder’s intent to bring a matter before the special meeting, Citadel will in advance of the special meeting advise stockholders as to how the proxies intend to vote on such matter.

Q:	When and where is the Citadel special meeting?

A:	The Citadel special meeting will be held at 8:00 A.M., local time, on September 15, 2011, at 270 Park Avenue, 2nd Floor, New York, NY 10017.

Q:	Who can attend the Citadel special meeting?

A:	You are entitled to attend the Citadel special meeting only if you are a Citadel stockholder of record or a beneficial owner as of the record date, or you hold a valid proxy for the special meeting.

If you are a Citadel stockholder of record and wish to attend the special meeting, please so indicate on the appropriate proxy card or as prompted by the telephone or Internet voting system. Your name will be verified against the list of Citadel stockholders of record prior to your being admitted to the special meeting.

If a bank, broker or other nominee is the record owner of your Citadel shares, you will need to have proof that you are the beneficial owner to be admitted to the special meeting. A recent statement or letter from your bank or broker confirming your ownership as of the record date, or presentation of a valid proxy from a bank, broker or other nominee that is the record owner of your Citadel shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Q:	Who can vote at the Citadel special meeting?

A:	Holders of record as of the record date of Citadel Class A common stock will be entitled to notice of and to vote at the Citadel special meeting with regard to Proposals 1-6 described above. Holders of Citadel Class B common stock as of the record date will be entitled to notice of and to vote at the Citadel special meeting, together with holders of Citadel Class A common stock as of the record date as a single class, with regard to Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6. With respect to Proposal 3, each holder of Citadel Class A common stock as of the record date is entitled to one vote per share with respect to each individual director nominee, and need not cast a vote considering both individual director nominees together as a group. Except as described in the previous sentence, each of the 4,406,008 shares of Citadel Class A common stock issued and outstanding on the record date is entitled to one vote at the Citadel special meeting with regard to each of Proposals 1-6 described above, and each of the 19,059,409 shares of Citadel Class B common stock issued and outstanding on the record date is entitled to one vote at the Citadel special meeting with regard to each of Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

Q:	What is a quorum?

A:	In order for business to be conducted at the Citadel special meeting, a quorum must be present. A majority of the aggregate outstanding shares of Citadel Class A common stock and Class B common stock must be represented, either in person or by proxy, to constitute a quorum at the Citadel special meeting. Citadel shares represented by valid proxies will be treated as present at the Citadel special meeting for purposes of determining a quorum, without regard to whether the proxy is noted as casting a vote or abstaining. Citadel shares represented by broker non-votes will be treated as present for purposes of determining a quorum. Citadel shares voted by a broker on any issue other than a procedural motion will be considered present for all quorum purposes, even if the shares are not voted on every matter.

Q:	How do I vote my shares?

A:	You may vote your Citadel shares by proxy electronically via the Internet, by telephone, by sending in the appropriate paper proxy card or in person at the Citadel special meeting. You can specify how you want your Citadel shares voted on each Proposal by marking the appropriate boxes on the appropriate proxy card or indicating your vote on each Proposal via the telephone or Internet. Please review the voting instructions on the proxy card and read the entire text concerning the Proposals in this information statement/proxy statement/prospectus prior to voting.

Whether you vote your proxy electronically over the Internet, by telephone or by mail, Citadel will treat your proxy the same way. The individuals appointed as proxy holders will be Farid Suleman, Randy Taylor and Hilary Glassman. The Citadel shares represented by valid proxies that Citadel receives in time for the Citadel special meeting will be voted as specified in such proxies. Valid proxies include all properly executed, written paper proxy cards received pursuant to this solicitation that are not later revoked. Executed but unvoted proxies will be voted in accordance with the recommendations of Citadel’s board of directors.

Q:	Why are there two different proxy cards attached to this information statement/proxy statement/prospectus?

A:	There are two different proxy cards attached to this information statement/proxy statement/prospectus because holders of Citadel Class A common stock and holders of Citadel Class B common stock who wish to complete a proxy card must complete a card which relates to the class of stock that they hold. Thus, one of the attached proxy cards relates to Citadel Class A common stock, and the other to Citadel Class B common stock. It is important that each stockholder use only the correct proxy card(s) to record his or her votes. Use of the wrong proxy card could invalidate your vote, so please be careful to use the right card when you cast your vote. If you have any questions about the voting procedures, please read the information statement/proxy statement/prospectus carefully, as it explains these matters more fully. You may also call Georgeson Inc. (the “Proxy Solicitor”) directly with any particular questions you may have. The telephone number of the Proxy Solicitor is 888-624-7035.

Q:	How do I vote if I am a beneficial stockholder?

A:	If you are a beneficial stockholder, meaning you hold your Citadel shares in street name, you have the right to direct your bank or nominee on how to vote the shares. You should complete a voting instruction card provided to you by your bank, broker or nominee or provide your voting instructions by Internet or telephone, if made available by your bank, broker or other nominee. If you wish to vote in person at the meeting, you must first obtain from the holder of record a proxy issued in your name.

Q:	Can I change my vote after I have delivered my proxy?

A:	Yes. You can change your vote at any time before your proxy is voted at the Citadel special meeting. If you are a holder of record you can do so by:

•	filing a written notice of revocation with the Secretary, Citadel Broadcasting Corporation, 7690 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129;

•	submitting a new proxy before the Citadel special meeting;

•	voting by telephone or via Internet at a later date (in which case only the last vote is counted); or

•	attending the Citadel special meeting and voting in person. Attendance at the Citadel special meeting will not in and of itself constitute a revocation of a proxy.

For shares held beneficially by you, you may change your vote only by submitting new voting instructions to your broker or nominee. If the Citadel special meeting is postponed or adjourned, it will not affect the ability of stockholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.

Q:	What is “householding” and how does it affect me?

A:	Some banks and brokers may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this information statement/proxy statement/prospectus may have been sent to multiple stockholders in your household. Citadel will promptly deliver a separate copy of either or both documents to you if you write or call Citadel at the following address or phone number: Georgeson Inc., 199 Water Street, 26th Floor, New York, NY 10038, Attention: Christopher G. Dowd, or phone: 888-624-7035.

Q:	What if I receive more than one set of proxy cards or more than one e-mail instructing me to vote?

A:	If you receive more than one set of proxy cards or more than one e-mail instructing you to vote, your shares are registered in more than one name or are registered in different accounts. Please complete, date, sign and return each appropriate proxy card, and respond to each e-mail, to ensure that all your shares are voted.

Q:	Who is the inspector of election?

A:	Citadel’s board of directors has appointed a representative of The Bank of New York Mellon to act as the Inspector of Election at the Citadel special meeting.

Q:	What are the costs for soliciting proxies for the Citadel special meeting?

A:	Cumulus Media and Citadel will each pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of this document. Citadel will reimburse brokers, banks, institutions and others holding common stock of Citadel as nominees for their expenses in sending proxy solicitation material to the beneficial owners of such common stock of Citadel and obtaining their proxies. Management has retained Georgeson Inc. to assist in soliciting proxies for a fee of up to $7,500, plus reasonable out-of-pocket expenses. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of Citadel. No additional compensation will be paid to Citadel’s directors, officers or employees for solicitation.

Q:	As a Citadel stockholder, why am I electing Citadel directors, ratifying the appointment of an independent registered public accounting firm for Citadel and considering other proposals when I am being asked to adopt the merger agreement?

A:	Delaware law requires Citadel to hold a meeting of its stockholders each year. Citadel is observing this requirement by holding the meeting to elect directors to Citadel’s board of directors, ratify the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accounting firm for 2011 and consider certain other proposals. The Citadel directors elected at the Citadel special meeting will serve as directors of Citadel following the meeting through the earliest of the effective time of the merger, Citadel’s 2014 annual meeting of stockholders, or their respective death, removal, retirement or resignation. At the effective time of the merger, the individuals serving as Citadel directors immediately prior to the effective time of the merger will no longer be Citadel directors. Deloitte & Touche LLP will not continue to conduct an independent audit of Citadel following the merger. The election of the nominees for director, the ratification of the selection of Deloitte & Touche LLP as Citadel’s independent registered public accounting firm and the other proposals are not conditions to completion of the merger.

Q:	What is the merger transaction upon which I am being asked to vote?

A:	Holders of Citadel Class A common stock and Citadel Class B common stock as of the record date are being asked to vote, as a single class, to adopt the merger agreement, pursuant to which Citadel will merge with Merger Sub, with Citadel surviving as an indirect wholly-owned subsidiary of Cumulus Media.

Q:	Why is Citadel proposing the merger?

A:	In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, Citadel’s board of directors considered a number of factors in its deliberations. For detail on these, please see “The Merger — Recommendation of Citadel’s Board of Directors and Citadel’s Reasons for the Merger” on page 119.

Q:	What stockholder approvals are needed for Citadel?

A:	Proposal 1 requires the affirmative vote of a majority of the outstanding shares of Citadel Class A common stock and Citadel Class B common stock as of the record date, voting together as a single class, to be approved. Proposal 5 requires the affirmative vote of a majority of the votes cast at the Citadel special meeting by holders of Citadel Class A common stock and Citadel Class B common stock as of the record date, voting together as a single class, to be approved.

Proposals 2 and 4 require the affirmative vote of a majority of the votes cast at the special meeting by holders of Citadel Class A common stock as of the record date to be approved. In respect of each nominee, Proposal 3 requires the affirmative vote of a plurality of the votes cast at the special meeting by holders of Citadel Class A common stock as of the record date.

As of the record date, there were 4,406,008 outstanding shares of Citadel Class A common stock and 19,059,409 outstanding shares of Citadel Class B common stock. On that date, there were 23,465,417 total shares of Citadel common stock outstanding and entitled to vote at the Citadel special meeting, held by approximately 225 holders of record.

Q:	What will I receive for my Citadel shares in the proposed merger?

A:	Citadel stockholders may make one of the following elections regarding the type of merger consideration they wish to receive in exchange for their shares of Citadel common stock in the merger:

•	a cash election to receive $37.00 in cash for each share of Citadel common stock, subject to proration; or

•	a share election to receive 8.525 shares of Cumulus Media Class A common stock, subject to proration, and also subject to the right of Cumulus Media, in the exercise of its reasonable determination, to issue shares of Cumulus Media Class B common stock or warrants to acquire Cumulus Media Class A common stock or Cumulus Media Class B common stock if it reasonably determines that the issuance of Cumulus Media Class A common stock or Cumulus Media Class B common stock would cause Cumulus Media to be in violation of the Communications Act or FCC rules and policies.

The form of merger consideration that Citadel stockholders actually receive may be adjusted as a result of the proration procedures pursuant to the merger agreement as described in this information statement/proxy statement/prospectus under “The Merger — Citadel Stockholders and Warrant Holders Making Cash

and Stock Elections — Proration Procedures” on page 156. These proration procedures are designed to ensure that Cumulus Media does not (i) pay cash in excess of (a) $1,408,728,600, plus (b) the product of (1) the number of shares of Citadel Class A common stock issued upon the exercise of Citadel stock options prior to closing and (2) $30.00, minus (c) the cash value of dissenting shares (the “Cash Consideration Cap”), or (ii) issue in excess of 151,485,282 shares of Cumulus Media common stock, plus (b) the product of (1) the number of shares of Citadel Class A common stock issued upon exercise of Citadel stock options prior to closing and (2) 3.226 (the “Stock Consideration Cap”).

Q:	What will I receive for my Citadel warrants in the proposed merger?

A:	Citadel warrant holders will have the right to elect to have their warrants adjusted to become the right to receive upon exercise:

•	$37.00 in cash for each share of Citadel common stock underlying such warrant, subject to proration; or

•	8.525 shares of Cumulus Media Class A common stock, subject to proration, and also subject to the right of Cumulus Media, in the exercise of its reasonable determination, to issue shares of Cumulus Media Class B common stock or warrants to acquire Cumulus Media Class A common stock or Cumulus Media Class B common stock if it determines that the issuance of its Class A common stock or Cumulus Media Class B common stock would cause Cumulus Media to be in violation of the Communications Act or FCC rules and policies.

The form of merger consideration that Citadel warrant holders actually receive may be adjusted as a result of the proration procedures pursuant to the merger agreement as described in this information statement/proxy statement/prospectus under “The Merger — Citadel Stockholders and Warrant Holders Making Cash and Stock Elections — Proration Procedures” on page 156. These proration procedures are designed to ensure that Cumulus Media does not pay cash in excess of the Cash Consideration Cap or issue shares of Cumulus Media common stock or warrants therefor in excess of the Stock Consideration Cap.

Q:	How will Cumulus Media determine if a Citadel stockholder or warrant holder will receive Cumulus Media Class A common stock or Cumulus Media Class B common stock (or warrants to purchase shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock) in the merger?

A:	Shares of Cumulus Media Class B common stock (or warrants to purchase shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock) will be issued by Cumulus Media to a Citadel stockholder or warrant holder if Cumulus Media reasonably determines that the issuance of its Class A common stock to such stockholder would result in the violation of the Communications Act or FCC rules and policies.

To assist Cumulus Media in determining whether it can issue shares of Cumulus Media Class A common stock without violating the Communications Act or FCC rules and policies in connection with an election to receive cash or stock consideration in the merger, each Citadel stockholder and warrant holder will be required to complete an ownership certification and a related FCC worksheet.

Q:	What are the principal differences between Cumulus Media Class A common stock and Class B common stock?

A:	Cumulus Media Class A common stock and Class B common stock are generally equivalent in all respects, except that shares of Cumulus Media Class B common stock generally are not entitled to vote on matters put to a vote of Cumulus Media stockholders.

Q:	How and when do I make a cash election or a stock election?

A:	You should carefully review and follow the instructions accompanying the form of election that you will receive in a separate mailing. To make a cash election or a stock election, Citadel stockholders and warrant holders of record must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) representing their Citadel shares to U.S. Bank National Association, the exchange agent, at the following address:

By First Class Mail: U.S. Bank National Association Attn: Specialized Finance 60 Livingston Avenue Main Station — EP-MN-WS2N St. Paul, MN 55107-2292	By Courier or Overnight Delivery: U.S. Bank National Association Attn: Specialized Finance 111 Fillmore Avenue St. Paul, MN 55107-1402

Questions regarding the cash or share elections should be directed to U.S. Bank National Association at 651-495-3486.

The exchange agent must receive the form of election and any stock certificates (or evidence of shares in book-entry form) representing Citadel common stock or a guarantee of delivery as described in the instructions accompanying the form of election, by the election deadline. Unless otherwise designated on the election form, the election deadline will be 5:00 p.m., New York City time, on (i) September 9, 2011, or (ii) such other date as Citadel and Cumulus Media mutually agree (the “election deadline”). Citadel and Cumulus Media will publicly announce any change in the election deadline at least five business days prior to the election deadline.

If you hold Citadel shares in “street name” through a bank, broker or other nominee and you wish to make an election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

Q:	If I beneficially own Citadel shares held pursuant to the Citadel Broadcasting Corporation 2010 Equity Incentive Plan as of the record date, will I be able to vote on the adoption of the merger agreement and elect whether to receive cash or stock consideration?

A:	Yes. Holders who beneficially own Citadel shares held pursuant to the Citadel Broadcasting Corporation 2010 Equity Incentive Plan (as it may be amended, supplemented or modified) (the “Citadel Plan”) as of the record date may vote on the adoption of the merger agreement and may elect whether to receive cash or stock consideration by following the instructions accompanying the form of election provided together with this information statement/proxy statement/prospectus.

Q:	Can I change my election after the form of election has been submitted?

A:	Yes, you may revoke your election prior to the election deadline by submitting a written notice of revocation to the exchange agent or by submitting new election materials. Revocations must specify the name in which your shares are registered on the stock transfer books of Citadel and such other information as the exchange agent may request. If you wish to submit a new election, you must do so in accordance with the election procedures described in this information statement/proxy statement/prospectus and in the form of election that you will receive in a separate mailing. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions. Whether you revoke your election by submitting a written notice of revocation or by submitting new election materials, the notice or materials must be received by the exchange agent by the election deadline in order for the revocation to be valid.

Q:	May I transfer Citadel shares and/or warrants after I make my election?

A:	No. Citadel stockholders and warrant holders who have made elections will be unable to sell or otherwise transfer their shares after making the election, unless the election is properly revoked before the election deadline or unless the merger agreement is terminated.

Q:	What if I do not send a form of election or it is not received?

A:	If the exchange agent does not receive a properly completed form of election from you before the election deadline, together with any stock certificates (or evidence of shares in book-entry form) representing the shares you wish to exchange for cash or shares of Cumulus Media common stock, properly endorsed for transfer, book-entry transfer shares or a guarantee of delivery and any additional documents required by the procedures set forth in the form of election, then you will have no control over the type of merger consideration you receive. Citadel stockholders or warrant holders not making an election will be deemed to have elected, (i) if either the cash consideration or the stock consideration is oversubscribed, the election that is oversubscribed or (ii) if neither election is oversubscribed, the consideration choice selected by the majority of Citadel shares and warrants for which an election was properly made (or deemed made) and, as a result, your Citadel shares may be exchanged for cash consideration or stock consideration consistent with the proration procedures contained in the merger agreement and described under “The Merger — Citadel Stockholders and Warrant Holders Making Cash and Stock Elections — Proration Procedures” on page 156. You bear the risk of delivery and should send any form of election by courier or by hand to the appropriate addresses shown in the form of election.

If you do not make a valid election with respect to the Citadel shares or warrants you own of record, after completion of the merger, you will receive written instructions from the exchange agent on how to exchange your Citadel shares or warrants for the shares of Cumulus Media common stock and/or cash that you are entitled to receive in the merger as a non-electing Citadel stockholder or warrant holder.

Q:	May I submit a form of election even if I do not vote to adopt the merger agreement?

A:	Yes. You may submit a form of election even if you vote against the adoption of the merger agreement or abstain with respect to the adoption of the merger agreement.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this information statement/proxy statement/prospectus, please respond by completing, signing and dating the appropriate proxy card or voting instruction card and returning in the enclosed postage-paid envelope, or, if available, by submitting your voting instruction by telephone or through the Internet, as soon as possible so that your shares may be represented and voted at the Citadel special meeting. If you hold shares registered in the name of a broker, bank or other nominee, that broker, bank or other nominee has enclosed, or will provide, a voting instruction for use in directing your broker, bank or other nominee how to vote those shares.

Q:	Should I send in my stock certificates (or evidence of shares in book-entry form) with my proxy card or my form of election?

A:	Please do NOT send your Citadel stock certificates (or evidence of shares in book-entry form) with your proxy card. You should send in your Citadel stock certificates (or evidence of shares in book-entry form) to the exchange agent with your form of election.

If you wish to make an election with respect to your Citadel shares, prior to the election deadline, you should send your completed, signed form of election together with your Citadel stock certificates (or evidence of shares in book-entry form), if any, properly endorsed for transfer, or a guarantee of delivery to the exchange agent as described in the form of election. If your shares are held in “street name,” you should follow your broker’s instructions for making an election with respect to your shares.

Q:	Why am I being asked to consider and approve on a non-binding, advisory basis compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger?

A:	The SEC recently adopted new rules that require Citadel to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger (also known as “golden parachute” compensation).

Q:	What will happen if Citadel stockholders do not approve the compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger?

A:	Approval of the compensation that may be paid or become payable to Citadel’s named executive officers in connection with the merger is not a condition to completion of the merger. The vote with respect to the compensation that may be received by the named executive officers that is based on or otherwise relates to the merger is an advisory vote and will not be binding on Citadel. Therefore, if the merger is approved by the stockholders and completed, this “golden parachute” compensation will still be payable, if triggered, to the named executive officers, whether or not this vote on compensation is approved by the stockholders.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?

A:	If you hold your shares in “street name” and do not provide voting instructions to your broker, your shares will not be voted on Proposals 1-4 (to the extent you would otherwise be entitled to vote on such proposals) because your broker does not have discretionary authority to vote on these Proposals. You should follow the directions your broker, bank or other nominee provides. Citadel shares that are not voted because you do not properly instruct your broker, bank or other nominee will have the effect of a vote against Proposal 1. Citadel shares that are not voted because you do not properly instruct your broker, bank or other nominee will have no effect on the outcome of Proposals 2, 3 or 4. Proposal 5, the ratification of the selection of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011, is a discretionary matter and brokers will be permitted to vote uninstructed shares as to such matter.

Q:	What if I do not vote?

A:	If you fail to respond with a vote on Proposal 1, or if you respond and indicate that you are abstaining from voting on such Proposal, it will have the same effect as a vote against Proposal 1. To the extent you are entitled to vote on any of Proposals 2-5, if you fail to respond with a vote on any of such proposals, or if you respond and indicate that you are abstaining from voting on any of such proposals, it will have no effect on the outcome of Proposals 2-5.

Q:	Am I entitled to appraisal rights under the DGCL instead of receiving cash consideration for my shares of Citadel common stock?

A:	Yes. As a holder of Citadel common stock, you are entitled to exercise appraisal rights under Section 262 of the DGCL in connection with the merger if you take certain actions and meet certain conditions. See “The Merger — Appraisal Rights” on page 159. In addition, a copy of Section 262 of the DGCL is attached to this information statement/proxy statement/prospectus as Annex G.

Q:	What are the tax consequences to Citadel stockholders of the merger?

A:	The receipt of the merger consideration in exchange for Citadel common stock in the merger will be a fully taxable transaction. Please review carefully the information under “The Merger — Material U.S. Federal Income Tax Consequences of the Merger” on page 164, for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors as to the specific tax consequences to you of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in light of your particular circumstances.

Q:	When is the merger expected to be completed?

A:	Citadel expects the merger to be completed by the end of 2011. However, Citadel cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

As more fully described in this information statement/proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approval of Citadel stockholders, the expiration or termination of the waiting period under the HSR Act, the receipt of the FCC Approval, the approval for listing on the Nasdaq Stock Market of the Cumulus Media Class A common stock to be issued as stock consideration in the merger, the absence of any law or order prohibiting the merger or having certain material adverse effects on one or more of the parties to the merger, and the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards).

Q:	Are there risks associated with the merger that I should consider in deciding how to vote?

A:	Yes. There are a number of risks related to the merger and the other transactions contemplated by the merger agreement that are discussed in this information statement/proxy statement/prospectus and in the documents incorporated by reference or referred to in this information statement/proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 24 and in Citadel and Cumulus Media SEC filings referred to in “Where You Can Find More Information” on page 219.

Q:	Where can I find the voting results of the Citadel special meeting?

A:	The preliminary voting results will be announced at the Citadel special meeting. In addition, within four business days following the Citadel special meeting, Citadel intends to file the final voting results with the SEC on Form 8-K. If the final voting results have not been certified within that four-day period, Citadel will report the preliminary voting results on Form 8-K at that time and will file an amendment to the Form 8-K to report the final voting results within four days of the date that the final results are certified.

Q:	Who can help answer my questions?

A:	If you have any questions about the Citadel special meeting, the matters to be voted upon, including the merger, or questions about how to submit your proxy or make an election, or if you need additional copies of this information statement/proxy statement/prospectus or the enclosed proxy card or voting instruction card, you should contact Georgeson Inc. at 888-624-7035.

Questions and Answers for Cumulus Media Stockholders

Q:	Why have I received this information statement/proxy statement/prospectus?

A:	You have received this document because Cumulus Media’s board of directors is required to provide you a notice of certain stockholder approvals that have been received, and of certain actions to be taken, by Cumulus Media.

Q:	What actions are going to be taken by Cumulus Media?

A:	Assuming the merger agreement is approved and adopted by Citadel’s stockholders, and the merger is thereafter completed, Cumulus Media will pay cash and issue shares of Cumulus Media’s Class A common stock (or in certain instances, shares of Cumulus Media Class B common stock or warrants in lieu of Cumulus Media common stock) in the merger, issue its equity securities pursuant to the Investment Agreement, be able to issue equity awards under a new equity incentive plan and amend and restate its certificate of incorporation.

Q:	Are Cumulus Media stockholders being asked to vote on any of these matters?

A:	No. Certain stockholders of Cumulus Media, including Lewis W. Dickey, Jr., Cumulus Media’s Chairman, President and Chief Executive Officer and John W. Dickey, Jr., Cumulus Media’s Executive Vice President and Co-Chief Operating Officer, and the brother of Lewis W. Dickey, Jr., who, at all relevant times, collectively held a majority of the voting power of Cumulus Media’s outstanding common stock, have previously executed written stockholder consents approving each of these actions. Pursuant to the rules of the Nasdaq Stock Market and the DGCL, as applicable, no further action by Cumulus Media stockholders is required to effectuate these transactions.

Q:	How many shares of Cumulus Media Class A common stock are going to be issued in the merger?

A:	Pursuant to the merger agreement, Cumulus Media has agreed to issue up to 151,485,282 shares of Cumulus Media Class A common stock (plus an additional number of shares based on the number of shares of Citadel common stock that are issued upon the exercise of stock options to acquire Citadel common stock prior to the closing date of the merger), with the exact number of shares of Cumulus Media Class A common stock to be issued dependent upon elections to be made by the holders of Citadel common stock (and warrants to purchase Citadel common stock).

Q:	In what instances would Cumulus Media issue shares of its Class B common stock or warrants in lieu of shares of Cumulus Media Class A common stock in the merger?

A:	If Cumulus Media reasonably determines that the issuance of Cumulus Media Class A common stock to any Citadel stockholders would result or would be likely to result in the violation of the Communications Act or FCC rules and policies, Cumulus Media will issue an equal number of shares of Cumulus Media Class B common stock (or, in its discretion, warrants to purchase shares of Cumulus Media Class A common stock or shares of Cumulus Media Class B common stock) to those stockholders.

Q:	What are the principal differences between Cumulus Media Class A common stock and Cumulus Media Class B common stock?

A:	Cumulus Media Class A common stock and Class B common stock are generally equivalent in all respects, except that shares of Cumulus Media Class B common stock generally are not entitled to vote on matters put to a vote of Cumulus Media stockholders.

Q:	Why is Cumulus Media issuing shares of its stock pursuant to the Investment Agreement?

A:	Cumulus Media is issuing shares of its stock pursuant to the Investment Agreement in order to obtain cash to pay a portion of the cash purchase price to complete the merger.

Q:	How many shares of Cumulus Media stock are going to be issued under the Investment Agreement?

A:	Pursuant to the Investment Agreement, the Investors have committed to purchase for cash up to an aggregate of $500.0 million in shares of Cumulus Media common stock, preferred stock, or warrants to purchase common stock, at a purchase price per common share (or warrant) of $4.34. As a result, Cumulus Media may issue up to 115,207,373 shares of Cumulus Media common stock, or warrants to purchase shares of Cumulus Media common stock pursuant to the Investment Agreement. Depending on the amount of cash elected to be received by Citadel stockholders in the merger, the Investors’ commitments may be reduced in accordance with the Investment Agreement, subject to a minimum aggregate investment of $395.0 million. In addition, under certain circumstances where Cumulus Media does not require Macquarie’s full investment to consummate the merger, Macquarie may elect to reduce its investment to the extent not so required.

Q:	What class of Cumulus Media stock is going to be issued pursuant to the Investment Agreement?

A:	Crestview has agreed to purchase up to $250.0 million in shares of Cumulus Media Class A common stock, and Macquarie and UBS Securities each have agreed to purchase up to $125.0 million in warrants, which will be immediately exercisable by U.S. persons, subject to the Communications Act and FCC rules and policies, at an exercise price of $0.01 per share, for shares of Cumulus Media Class B common stock. Macquarie may, at its option, elect to receive up to the full amount of its investment in shares of a newly created class of perpetual redeemable, non-convertible preferred stock, and will also be permitted to syndicate up to $45.0 million of its commitment to one or more third parties, subject to certain limitations set forth in the Investment Agreement. UBS Securities may syndicate all or any portion of its commitment to one or more third parties, subject to the same limitations set forth in the Investment Agreement. Third parties who are U.S. persons to whom Macquarie or UBS Securities syndicate a portion of their respective commitments may purchase shares of Cumulus Media Class A common stock instead of warrants.

Q:	What other rights do the Investors have under the Investment Agreement?

A:	Cumulus Media has agreed to enter into a registration rights agreement with the Investors pursuant to which Cumulus Media has agreed under certain circumstances and at certain times to file one or more registration statements with the SEC relating to the shares of Cumulus Media Class A common stock and Cumulus Media Class B common stock that the Investors, or third parties to whom Macquarie or UBS Securities may syndicate such shares, may acquire pursuant to the Investment Agreement, or upon the conversion of Cumulus Media Class B common stock or exercise of warrants for shares of Cumulus Media common stock. Cumulus Media has also agreed to enter into a stockholders agreement (the “Stockholders Agreement”) with the Investors and certain other stockholders, which will provide for certain rights and obligations of the parties relating to the nomination and election of directors and limitations on the acquisition and disposition of shares of Cumulus Media common stock, among other things.

Q:	Why did Cumulus Media adopt a new equity incentive plan?

A:	Pursuant to the terms and conditions of the Investment Agreement, Cumulus Media was required to approve and adopt a new equity incentive plan, and agreed that, in connection therewith, the remaining authorizations for equity awards under Cumulus Media’s existing equity incentive plans would be cancelled.

Q:	Why is Cumulus Media amending and restating its certificate of incorporation?

A:	Cumulus Media is amending and restating its certificate of incorporation primarily to, among other things, provide for and set out the rights and limitations of various classes of securities which may be issuable in the merger and pursuant to the Investment Agreement, to increase the number of shares of stock Cumulus Media is authorized to issue in order to maintain flexibility for future business developments, to reclassify the current Cumulus Media Class D common stock as Cumulus Media Class B common stock, and to set out therein certain provisions regarding the governance of Cumulus Media.

Q:	Are there risks associated with these matters that I should be aware of?

A:	Yes. You should consider the risk factors set out in the section entitled “Risk Factors” beginning on page 24 of this document.

Q:	Has Cumulus Media completed any other recent significant transactions of which I should be aware?

A:	On August 1, 2011, Cumulus Media completed its previously announced acquisition of the 75% of the equity interests in CMP that it did not already own. Cumulus Media has managed CMP’s business pursuant to a management agreement since 2006.

For the three months ended March 31, 2011 and the year ended December 31, 2010, CMP had net revenues of $39.1 million and $188.7 million, respectively.

Q:	Do I have dissenter’s rights or appraisal rights in connection with any of these transactions?

A:	Holders of shares of Cumulus Media common stock are not entitled to any dissenter’s rights or appraisal rights under the DGCL in connection with the merger or the related transactions.

Q:	Who can help answer my questions?

A:	If you have any questions about any of these matters, including the merger, or if you need additional copies of this document, you should contact:

Cumulus Media Investor Relations
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
Telephone: (404) 260-6600 or email jp.hannan@cumulus.com

SUMMARY

This summary highlights selected information described in more detail elsewhere in this document and the documents incorporated herein by reference, and may not contain all of the information that is important to you. To understand the merger, the related transactions being undertaken by Cumulus Media and the other matters to be voted on by Citadel stockholders at the Citadel special meeting more fully, and to obtain a more complete description of the legal terms of the merger agreement, you should carefully read this entire document, including the Annexes, and the documents to which Cumulus Media and Citadel refer you. Please see “Where You Can Find More Information” on page 219.

Citadel Special Meeting (See page 51)

The Citadel special meeting will be held at 270 Park Avenue, 2nd Floor, New York, NY 10017, on September 15, 2011, starting at 8:00 A.M., local time.

Holders of record as of the close of business on August 3, 2011, of Citadel Class A common stock will be entitled to notice of and to vote at the Citadel special meeting with regard to Proposals 1-6. Holders of Citadel Class B common stock as of the record date will be entitled to notice of and to vote at the Citadel special meeting, together with holders of Citadel Class A common stock as of the record date as a single class, with regard to Proposals 1 and 5, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6. On the record date there were 23,465,417 total shares of Citadel common stock outstanding and entitled to vote at the Citadel special meeting, held by approximately 225 holders of record. Each of the 4,406,008 shares of Citadel Class A common stock issued and outstanding on the record date is entitled to one vote at the Citadel special meeting with regard to Proposals 1-6, and each of the 19,059,409 shares of Citadel Class B common stock issued and outstanding on the record date is entitled to one vote at the Citadel special meeting with regard to Proposals 1 and 5, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

As of the record date, Citadel directors and executive officers, as a group, owned and were entitled to vote 60,000 shares of Citadel Class A common stock, or approximately 1.4% of the outstanding Citadel Class A common stock, and no shares of Citadel Class B common stock, together equaling approximately 0.3% of the total outstanding shares of Citadel common stock. Citadel currently expects that its directors and executive officers will vote their shares in favor of Proposals 1, 2, 4 and 5, and in favor of each of the director nominees in Proposal 3, but none of Citadel’s directors or executive officers have entered into any agreement obligating them to do so.

The Transactions

Cumulus Media and Citadel have entered into the merger agreement. Cumulus Media stockholders are receiving these documents to inform them of the receipt by Cumulus Media of stockholder approval to issue the shares as contemplated by the merger agreement, to issue the shares pursuant to the Investment Agreement, to approve a new equity incentive plan and to amend and restate Cumulus Media’s certificate of incorporation.

Citadel stockholders are receiving this document in connection with Citadel’s solicitation of proxies for its special meeting of stockholders. At Citadel’s special meeting, its stockholders will be asked to vote to approve, among other things, the merger agreement.

Structure of the Merger (See page 166)

Subject to the terms and conditions of the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub will be merged with and into Citadel, with Citadel surviving the merger and becoming a wholly-owned indirect subsidiary of Cumulus Media. The effect of the merger will be that Citadel will be acquired by Cumulus Media and shares of Citadel common stock will no longer be publicly traded.

The Parties

Cumulus Media Inc. (See page 33)

Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 949-0700

Cumulus Media Inc., headquartered in Atlanta, Georgia, is the second largest radio broadcaster in the United States based on station count, controlling or operating approximately 346 radio stations in 68 U.S. media markets at March 31, 2011. With the completion of the acquisition of CMP, Cumulus Media is the fourth largest radio broadcast company in the United States based on net revenues as of March 31, 2011.

Cumulus Media Holdings Inc. (f/k/a Cadet Holding Corporation)

Cumulus Media Holdings Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 949-0700

Cumulus Media Holdings Inc., a Delaware corporation, is a wholly-owned subsidiary of Cumulus Media that, upon consummation of the merger, will become the direct holding company of Citadel. Holdco was formed by Cumulus Media solely in contemplation of the merger, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement.

Cadet Merger Corporation

Cadet Merger Corporation
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
(404) 949-0700

Cadet Merger Corporation, a Delaware corporation, is an indirect wholly-owned subsidiary of Cumulus Media and a direct wholly-owned subsidiary of Holdco. Merger Sub was formed by Cumulus Media to complete the merger. Merger Sub has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than as set forth in the merger agreement. In the merger, Merger Sub will merge with and into Citadel and Merger Sub will cease to exist.

Citadel Broadcasting Corporation (See page 36)

Citadel Broadcasting Corporation
7690 W. Cheyenne Avenue
Suite 220
Las Vegas, Nevada 89129
(702) 804-5200

Citadel Broadcasting Corporation, headquartered in Las Vegas, Nevada, is the third largest radio broadcasting company in the United States based on net radio revenue as of March 31, 2011, behind Clear Channel Communications, Inc. and CBS Corporation. Citadel operates in two reportable segments. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) that are owned and/or operated by Citadel are referred to as a market, and Citadel aggregates the geographic markets in which it operates into one reportable segment (“Radio Markets”). Citadel’s primary business segment is the Radio

Markets segment, which, as of March 31, 2011, consisted of 225 owned and operated radio stations located in over 50 markets across the United States. Citadel also owns and operates Citadel Media (“Radio Network”), one of the largest radio networks in the country, which produces and distributes a variety of radio programming and formats that are syndicated across approximately 4,000 station affiliates and 9,000 program affiliations, and is a separate reportable segment.

Cumulus Media’s Board of Directors’ Reasons for the Merger (See page 122)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, the Cumulus Media board of directors considered a number of factors in its deliberations. Those factors are described in “The Merger — Cumulus Media’s Reasons for the Merger” on page 122.

Citadel Board of Directors’ Reasons for the Merger (See page 119)

In the course of reaching its decision to approve the merger agreement and the transactions contemplated thereby, Citadel’s board of directors considered a number of factors in its deliberations. Those factors are described in “The Merger — Recommendation of Citadel’s Board of Directors and Citadel’s Reasons for the Merger” on page 119.

The Merger Agreement (See page 166)

A copy of the merger agreement is attached as Annex A to this document. Cumulus Media and Citadel encourage you to read the entire merger agreement carefully because it is the principal document governing the merger.

Merger Consideration (See page 172)

Upon completion of the merger, each share of Citadel common stock outstanding immediately prior to completion of the merger (other than shares held by Citadel stockholders who validly exercise appraisal rights under the DGCL with respect to such shares) will be canceled and automatically converted into the right to receive (i) $37.00 in cash, (ii) 8.525 shares of Cumulus Media Class A common stock, or (iii) a combination of cash and Cumulus Media Class A common stock, in each case subject to proration. The proration procedures are designed to ensure that Cumulus Media does not pay cash in excess of the Cash Consideration Cap or issue shares of Cumulus Media common stock or warrants therefor in excess of the Stock Consideration Cap.

Based on the closing price of Cumulus Media Class A common stock on the Nasdaq Global Select Market on March 9, 2011, the last trading day prior to the public announcement of the merger, the exchange ratio represented approximately $37.00 in cash or $43.48 in value of Cumulus Media Class A common stock for each share of Citadel common stock. Based on the closing price of Cumulus Media Class A common stock on the Nasdaq Global Select Market on August 4, 2011, the latest practicable date before the date of this document, the exchange ratio represented approximately $37.00 in cash or $27.96 in value of Cumulus Media Class A common stock for each share of Citadel common stock. Cumulus Media will not issue any fractional shares of Cumulus Media Class A common stock in the merger. Holders of Citadel common stock who would otherwise be entitled to a fractional share of Cumulus Media Class A common stock will receive a cash payment in lieu of fractional shares. Shares of Cumulus Media Class A common stock outstanding before the merger is completed will remain outstanding and will not be exchanged, converted or otherwise changed in the merger.

If Cumulus Media determines that the issuance of Cumulus Media Class A common stock to a holder of Citadel common stock or warrants would, or would be reasonably likely to, cause Cumulus Media to violate the Communications Act or FCC rules and policies, then, in lieu of the issuance of such shares, Cumulus Media may issue to such stockholder or warrant holder an equal number of shares of Cumulus Media Class B common stock or, in its discretion, warrants to acquire an equal number of shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock.

Shares of Cumulus Media Class A common stock and Cumulus Media Class B common stock (and warrants therefor) are treated equally for accounting purposes, with the distinctions relating only to certain voting restrictions and conversion mechanisms utilized to ensure compliance with the Communications Act and FCC rules and policies.

Treatment of Citadel Warrants in the Merger (See page 172)

In the merger, holders of warrants to purchase Citadel Class B common stock will have the right to choose between having such Citadel warrants adjusted at the effective time of the merger into the right to receive upon exercise of such Citadel warrant either $37.00 in cash or 8.525 shares of Cumulus Media Class A common stock, subject to the same proration as described above. These proration limitations are designed to ensure that Cumulus Media does not pay cash in excess of the Cash Consideration Cap or issue shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock, or warrants therefor, in excess of the Stock Consideration Cap in the merger.

Treatment of Citadel Stock Options and Citadel Restricted Stock in the Merger (See page 173)

Citadel Stock Options.  At least 10 business days prior to the election deadline, each unvested and outstanding option to purchase shares of Citadel Class A common stock under the Citadel Plan will become fully vested and exercisable and shall terminate upon the consummation of the merger. If any option is not exercised on or prior to the election deadline upon the consummation of the merger such outstanding option will be deemed exercised for that number of shares of Citadel Class A common stock equal to (x) the number of shares of Citadel Class A common stock subject to such option minus (y) the number of shares of Citadel Class A common stock subject to such option which, when multiplied by the fair market value (as defined in the Citadel Plan) of a share of Citadel Class A common stock as of the day that is one business day before the date the merger is consummated, is equal to the aggregate exercise price of such option. Pursuant to the merger agreement, each resulting share of Citadel Class A common stock will be converted into the right to receive the type of consideration selected for the majority of Citadel shares and warrants for which an election was properly made (or deemed made), subject to proration as described above; provided, that any resulting fractional shares will be converted into a cash amount equal to the product obtained by multiplying the fractional interest by $4.34.

Citadel Restricted Stock.  Upon the consummation of the merger, each restricted stock award outstanding immediately prior to the consummation of the merger will be converted into a right to receive cash or Cumulus Media Class A common stock or Cumulus Media Class B common stock, or warrants therefor, determined in accordance with the terms of the merger agreement and at the election of the holder on the same terms and conditions as were applicable to such award immediately prior to the consummation of the merger and will be payable at the time such restricted stock award vests. In addition, upon consummation of the merger, each restricted stock award will vest in full upon the termination by Citadel of service thereto by the holder without cause (as such term is defined in the Citadel Plan) or by the holder for good reason (as such term is defined in the Citadel Plan assuming no other agreement or arrangement supersedes such definition). Pursuant to the merger agreement, each resulting fractional share of Cumulus Media Class A common stock will be rounded down to the nearest whole share and any fractional share of Cumulus Media Class A common stock not awarded due to such rounding will be converted into a cash amount, payable at the time such restricted stock award vests, equal to the product obtained by multiplying the fractional interest by $4.34.

Opinion of Cumulus Media’s Financial Advisor (See page 124)

On March 9, 2011, at a meeting of the Cumulus Media board of directors held to evaluate the merger agreement and the transactions contemplated thereby, Moelis & Company (“Moelis”) delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations and qualifications set forth in its written opinion, as of March 9, 2011, the exchange ratio resulting from the merger and the Equity Investment was fair, from a financial point of view, to Cumulus Media.

The full text of Moelis’ written opinion, dated March 9, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached as Annex C to this information statement/proxy statement/prospectus and is incorporated herein by reference. Moelis’ opinion is limited solely to the fairness of the exchange ratio and the Equity Investment from a financial point of view as of the date of the opinion and does not address Cumulus Media’s underlying business decision to effect the transactions contemplated by the merger agreement or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Cumulus Media. Moelis’ opinion does not constitute a recommendation to any Cumulus Media stockholder as to how such stockholder should act with respect to the merger or any other matter. Cumulus Media stockholders are encouraged to read Moelis’ opinion, and the description thereof, carefully and in its entirety. You are urged to read the opinion in its entirety. See “The Merger — Opinion of Cumulus Media’s Financial Advisor” on page 124.

Co-Financial Advisors to the Citadel Board of Directors (See page 131)

Citadel retained Lazard Frères & Co. LLC (“Lazard”) and J.P. Morgan Securities LLC (“J.P. Morgan” and, together with Lazard, the “Co-Financial Advisors”) as financial advisors in connection with evaluation of a range of possible transactions including the merger and, if requested, to render an opinion to the board of directors of Citadel as to the fairness, from a financial point of view, to holders of Citadel common stock of the consideration to be paid to such holders in any transaction within the scope of their respective engagement letters. As a result of J.P. Morgan providing a commitment with respect to the financing of the merger, only Lazard rendered an opinion to the board of directors of Citadel as to fairness.

Opinion of Lazard to the Citadel Board of Directors (See page 131)

Lazard rendered its oral opinion to the Citadel board of directors, subsequently confirmed in writing, that, as of March 9, 2011, and based upon and subject to the assumptions, procedures, factors, qualifications and other matters and limitations set forth in Lazard’s opinion, the consideration to be paid to holders of Citadel common stock (other than Merger Sub, Citadel (with respect to treasury shares) and such holders who are entitled to and properly demand an appraisal of their shares of Citadel common stock) in the merger was fair from a financial point of view to such holders. For purposes of its opinion, with the consent of Citadel, Lazard assumed that all Citadel warrants had been exercised for shares of Citadel Class B common stock pursuant to the terms of the Citadel warrants. In addition, for purposes of its opinion, with the consent of Citadel, Lazard treated the shares of Citadel Class A common stock as equivalent to the shares of Citadel Class B common stock from a financial point of view.

The full text of Lazard’s written opinion, dated March 9, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with Lazard’s opinion, is attached to this information statement/proxy statement/prospectus as Annex B. Lazard provided its opinion to the Citadel board of directors in connection with its evaluation of the merger. Lazard’s opinion is not a recommendation as to how any holder of Citadel common stock should vote or act with respect to the merger or any matter relating thereto. Lazard will receive a fee for its services, a portion of which has already been paid, and a significant portion of which will be payable upon consummation of the merger. Cumulus Media and Citadel encourage you to read the opinion, which is attached to this information statement/proxy statement/prospectus as Annex B, and the description thereof in the section titled “The Merger — Co-Financial Advisors to the Citadel Board of Directors — Opinion of Lazard Frères & Co. LLC to the Citadel Board of Directors” beginning on page 131, carefully and in their entirety.

Interests of Certain Citadel Directors and Officers in the Merger (See page 146)

You should be aware that Citadel’s executive officers and directors have economic interests in the merger that are different from, or in addition to, those of Citadel’s stockholders generally. These interests include, but are not limited to: the treatment of equity awards held by executive officers and directors (including the acceleration of vesting of stock options and the treatment of restricted stock); the payment of pro-rated annual bonuses to executive officers at the target level of achievement for the year in which the merger is consummated; the potential acceleration of supplemental retirement benefits for Mr. Suleman; the potential payment of severance and other benefits to executive officers; and the potential payment of tax gross-ups to certain executive officers.

Accounting Treatment of the Merger (See page 163)

The merger of the two companies will be accounted for by Cumulus Media as a business combination under the acquisition method of accounting.

Material U.S. Federal Income Tax Consequences of the Merger (See page 164)

If you are a Citadel stockholder that is a U.S. holder, the merger is generally expected to be treated as a taxable transaction to you, and you are generally expected to recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the sum of (a) the fair market value, at the time of the merger, of any Cumulus Media Class A common stock, Cumulus Media Class B common stock, or warrants therefor, received in the merger, plus (b) the amount of any cash received in the merger and (ii) your adjusted tax basis in the shares of Citadel common stock you own immediately prior to the merger.

Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Citadel common stock immediately prior to the merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares of Citadel common stock surrendered. For U.S. holders that are individuals, long-term capital gain is generally taxed at preferential U.S. federal rates (currently 15%). The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

The U.S. holder’s tax basis in any shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock, or warrants therefor, received in the merger will equal the fair market value of such shares or warrants at the time of the merger and the holding period for such shares or warrants will begin on the date immediately following the merger.

The U.S. federal income tax consequences described above may not apply to all holders of Citadel common stock. Your tax consequences will depend on your individual situation. Accordingly, Cumulus Media and Citadel strongly urge you to consult your own tax advisor for a full understanding of the particular tax consequences of the merger to you, including the applicability and effect of state, local and non-U.S. tax laws.

Board of Directors and Management After the Merger (See page 154)

At the effective time of the merger, the board of directors of the surviving corporation will consist of the directors of Merger Sub. Also at the effective time, the officers of the surviving corporation will consist of the officers of Merger Sub.

Conditions to the Completion of the Merger (See page 168)

Cumulus Media and Citadel currently expect to complete the merger by the end of 2011, subject to receipt of required stockholder and regulatory approvals and the satisfaction or waiver of the conditions to the merger. As more fully described in this document and in the merger agreement, each party’s obligation to complete the merger depends on a number of conditions being satisfied or, where legally permissible, waived, including the following:

•	the adoption by the Citadel stockholders of the merger agreement;

•	the authorization of the shares of Cumulus Media Class A common stock for listing on the Nasdaq Stock Market;

•	the expiration or termination of any applicable waiting periods under the HSR Act;

•	the granting of FCC Approval without any conditions which would have a material adverse effect on Cumulus Media and Citadel on a combined basis after the merger is completed;

•	the effectiveness of the registration statement for the issuance of Cumulus Media’s securities in the merger;

•	the passing of 20 business days from the time this document was mailed to Cumulus Media stockholders; and

•	the absence of any legal injunction, restraint or prohibition on the consummation of the merger.

The obligation of Cumulus Media, Holdco and Merger Sub to complete the merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of Citadel, subject to certain materiality standards as described under “The Merger Agreement,” on page 166, and receipt of a certificate signed on behalf of Citadel by its Chief Executive Officer or Chief Financial Officer to that effect;

•	the performance by Citadel in all material respects of its obligations under the merger agreement and receipt of a certificate signed on behalf of Citadel by its Chief Executive Officer or Chief Financial Officer to that effect; and

•	the absence of a material adverse effect on Citadel.

The obligation of Citadel to complete the merger is subject to the following additional conditions:

•	the accuracy of the representations and warranties of Cumulus Media, Holdco and Merger Sub, subject to certain materiality standards as described under “The Merger Agreement,” on page 166, and receipt of a certificate signed on behalf of Cumulus Media, Holdco and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Cumulus Media to that effect;

•	the performance by Cumulus Media, Holdco and Merger Sub in all material respects of their obligations under the merger agreement and receipt of a certificate signed on behalf of Cumulus Media, Holdco and Merger Sub by the Chief Executive Officer or Chief Financial Officer of Cumulus Media to that effect; and

•	the absence of a material adverse effect on Cumulus Media, Holdco and Merger Sub.

Regulatory Approvals Required to Complete the Merger (See page 176)

Cumulus Media and Citadel have agreed to cooperate and use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. For an acquisition meeting certain size thresholds, such as the merger, the HSR Act requires the parties to file notification and report forms with the Federal Trade Commission, referred to in this document as the “FTC,” and the Antitrust Division of the United States Department of Justice, referred to in this document as the “DOJ,” to observe specified waiting period requirements before consummating the acquisition, and to obtain prior approval of the FCC. The FCC could rely on any petitions or other objections that are filed, or its own initiative, to deny an FCC Application, to require changes in the transaction documents relating to those FCC Applications, including divestiture of radio stations and other assets, or impose other conditions to the grant of any of the FCC Applications. For these and other reasons, there can be no assurance that the FCC will grant the FCC Approval. In connection with seeking to obtain the termination of the waiting period under the HSR Act, and in order to complete the merger, Cumulus Media and Citadel are negotiating an agreement which is expected to provide for the divestiture of three radio stations and related assets, with one of the to-be-divested stations being authorized to utilize the programming and other intellectual property of another of Cumulus Media’s radio stations in exchange for the programming and other intellectual property of one of the to-be-divested stations; assuming that the negotiations are successful, for which there can be no assurances. Cumulus Media and Citadel currently anticipate that the waiting period under the HSR Act will terminate by mid-September 2011, although no assurances of the timing thereof, or the conditions thereto, can be provided.

Under the Communications Act, the FCC must approve the assignments and transfers of control required by the merger of Citadel (which has 228 full-power radio broadcast stations licensed to indirect wholly-owned subsidiaries of Citadel) with a subsidiary of Cumulus Media (which, after giving effect to the completion of the CMP Acquisition, has 339 full-power radio broadcast stations licensed to its indirect wholly-owned subsidiaries). Cumulus Media and Citadel filed FCC Applications on behalf of their respective subsidiaries with the FCC in March 2011. Those FCC Applications included proposals to assign certain radio stations currently held by each of Cumulus Media, CMP and Citadel to an independently-owned and operated trust in order to assure the FCC that, after the merger, Cumulus Media would be in compliance with provisions of the Communications Act and FCC rules that limit the number of radio stations a party may own in a particular market.

Termination of the Merger Agreement (See page 176)

The merger agreement may be terminated without completing the merger, whether before or after a meeting of Citadel stockholders to vote on the merger, as follows:

•	by the mutual consent of Citadel and Cumulus Media;

•	by either Citadel or Cumulus Media, if:

•	the merger has not been consummated by March 8, 2012 (or June 8, 2012, if all conditions have been satisfied by March 8, 2012 other than those pertaining to the HSR Act or the FCC Approval);

•	a governmental entity has issued a final and non-appealable law or order or taken any other final and non-appealable action enjoining or prohibiting the merger;

•	Citadel’s stockholders do not adopt the merger agreement, which includes the merger, payment of the merger consideration and the other transactions contemplated by the merger agreement; or

•	the FCC issues a decision which denies the FCC Applications for FCC Approval or designates them for an evidentiary hearing.

•	by Citadel:

•	upon a breach of any material covenant or agreement of Cumulus Media, Holdco or Merger Sub, or any failure of any representations or warranties of Cumulus Media, Holdco or Merger Sub to be true and accurate that constitutes, in the aggregate, a material adverse effect on Cumulus Media (ignoring for such purposes any reference to material adverse effect or materiality contained in such representation or warranty), which, in each case, is incapable of being cured or will not have been cured within 30 days of receiving written notice of such breach or failure, to be true and accurate, as applicable; or

•	prior to Citadel’s stockholders adopting the merger agreement, in order to concurrently enter into an alternative transaction agreement with respect to a superior proposal.

•	by Cumulus Media:

•	upon a breach of any material covenant or agreement of Citadel, or any failure of representations or warranties of Citadel to be true and accurate that constitutes, in the aggregate, a material adverse effect on Citadel (ignoring for such purposes any reference to material adverse effect or materiality contained in such representation or warranty), which, in each case is incapable of being cured or will not have been cured within 30 days of receiving written notice of such breach or failure to be true and accurate, as applicable; or

•	if Citadel withdraws or modifies its recommendation to Citadel stockholders, fails to call and conduct a meeting of Citadel stockholders to vote on the adoption of the merger agreement or materially breaches its obligation under the merger agreement not to solicit alternative transaction proposals.

Expenses and Termination Fees Relating to the Merger (See page 177)

Generally, all fees and expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, except that Cumulus Media and Citadel will each pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of this document and all fees required by the FCC for the filing of the FCC Applications. Cumulus Media will pay the fees, costs and expenses incurred in connection with all filings pursuant to the HSR Act.

Following termination of the merger agreement under specified circumstances, Cumulus Media, Crestview and Macquarie may each be required to pay Citadel a portion of a termination fee of $60.0 million and, under certain circumstances, Cumulus Media may be required to pay Citadel an additional termination fee of $20.0 million. Following termination of the merger agreement under specified other circumstances, Citadel may be required to pay Cumulus Media a termination fee of up to $80.0 million.

Comparison of the Rights of Holders of Cumulus Media Common Stock and Citadel Common Stock (See page 190)

As a result of the merger, the holders of Citadel common stock who elect to receive stock in the merger, or who receive stock in the merger as a result of proration as provided for in the merger agreement, will generally become holders of Cumulus Media Class A common stock. Each of Cumulus Media and Citadel is a Delaware corporation governed by the DGCL, but the rights of Cumulus Media stockholders from and after the merger will be governed by a third amended and restated certificate of incorporation of Cumulus Media (the “Third Amendment and Restatement”), which will be filed with the Delaware Secretary of State in connection with the completion of the merger and is described in more detail elsewhere herein, and the amended and restated by-laws of Cumulus Media (the “Cumulus Media Bylaws”), while the rights of Citadel stockholders are currently governed by the fourth amended and restated certificate of incorporation of Citadel (the “Citadel Charter”) and amended and restated bylaws of Citadel (the “Citadel Bylaws”). This document includes summaries of the material differences between the rights of Citadel stockholders and Cumulus Media stockholders arising because of difference in the certificates of incorporation and bylaws of the two companies.

Appraisal Rights in Connection with the Merger (See page 159)

Under the DGCL, any Citadel stockholder who does not wish to accept the merger consideration and who does not vote in favor of the adoption of the merger agreement has the right to dissent from the merger and seek an appraisal of, and to be paid the fair value (exclusive of any element of value arising from the accomplishment or expectation of the merger) for his or her share of Citadel common stock, so long as the stockholder complies with the provisions of Section 262 of the DGCL. A person having a beneficial interest in shares of Citadel common stock held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized in this document and in a timely manner to perfect appraisal rights.

Cumulus Media stockholders are not entitled to any appraisal rights in connection with the merger.

The Equity Investment (See page 199)

Concurrently with the execution of the merger agreement, Cumulus Media entered into the Investment Agreement with Crestview and Macquarie, which agreement has subsequently been amended and restated to add UBS Securities as a party. Pursuant to the Investment Agreement, the Investors have committed to purchase for cash up to an aggregate of $500.0 million in shares of Cumulus Media common stock, preferred stock, or warrants to purchase Cumulus Media common stock, at a purchase price per share (or warrant) of $4.34. Specifically, Crestview has agreed to purchase up to $250.0 million in shares of Cumulus Media’s Class A common stock and Macquarie and UBS Securities have each agreed to purchase up to $125.0 million in warrants, which will be immediately exercisable by U.S. persons, subject to the Communications Act and FCC rules and policies, at an exercise price of $0.01 per share, for shares of Cumulus Media Class B common stock. Macquarie may, at its option, elect to instead receive shares of a newly created class of perpetual redeemable non-convertible preferred stock. Macquarie and UBS Securities are also permitted to syndicate up to $45.0 million and $125.0 million, respectively, of their respective commitments to one or more third party investors, subject to certain limitations set forth in the Investment Agreement. Third parties who are U.S. persons to whom Macquarie or UBS Securities syndicate a portion of their respective commitments may purchase shares of Cumulus Media Class A common stock instead of warrants. If the merger consideration is not paid at the Cash Consideration Cap, the Investors’ commitments will be reduced in accordance with the Investment Agreement, subject to a minimum aggregate investment of $395.0 million. In addition, under certain circumstances where Cumulus Media does not require Macquarie’s full investment to consummate the merger, Macquarie may elect to reduce its investment to the extent not so required.

In connection with entering into the Investment Agreement, Cumulus Media has agreed to enter into a registration rights agreement with the Investors pursuant to which Cumulus Media will agree, under certain circumstances and at certain times, to file one or more registration statements with the SEC relating to the shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock that the Investors, or third parties to whom Macquarie or UBS Securities may syndicate such shares, may acquire pursuant to the Investment Agreement, or upon the conversion of Cumulus Media Class B common stock or exercise of warrants for shares of Cumulus Media Class A common stock or Class B common stock. Cumulus Media, the Investors and certain of Cumulus Media’s other stockholders have also agreed to enter into the Stockholders Agreement, which will provide for certain rights and obligations of the parties thereto, including relating to the nomination and election of directors and limitations on the acquisition of additional shares, or disposition of shares, of Cumulus Media stock, among other things. Specifically, the Stockholders Agreement will acknowledge that, as of the closing of the Equity Investment, in accordance with the Cumulus Media Bylaws, Cumulus Media’s board of directors will be set at seven directors. The two vacancies on the Cumulus Media board of directors created thereby will be filled with individuals designated by Crestview, one of whom will be appointed as the lead director of the board. Thereafter, under the Stockholders Agreement, Crestview will be entitled to designate two individuals for nomination to Cumulus Media’s board of directors, one of which will be appointed as the lead director of Cumulus Media’s board of directors, and each of the Dickeys, as a group, the BofA Entities, and Blackstone FC Communications Partners L.P. (“Blackstone”), will be entitled to designate one individual for nomination to Cumulus Media’s board of directors (with the two remaining directors initially to be Cumulus Media’s two current independent directors). Further, the parties to the Stockholders Agreement (other than Cumulus Media) will agree to support such individuals (or others as may be designated by the relevant stockholders) as nominees to be presented to Cumulus Media’s stockholders for approval at subsequent stockholder meetings for the term set out in the Stockholders Agreement. As used herein, the “Dickeys” means, collectively, Lewis W. Dickey, Jr., Cumulus Media’s Chairman, President and Chief Executive Officer, John W. Dickey, Cumulus Media’s Executive Vice President and Co-Chief Operating Officer and the brother of Lewis W. Dickey, Jr., their brothers David W. Dickey and Michael W. Dickey, and their father, Lewis W. Dickey, Sr., and the “BofA Entities” means, together, BA Capital Company, L.P. (“BA Capital”) and Banc of America Capital Investors SBIC, L.P. (“BACI”).

Adoption of the 2011 Equity Incentive Plan (See page 203)

In accordance with the Investment Agreement, Cumulus Media’s board of directors and stockholders have approved a new equity incentive plan pursuant to which Cumulus Media will be able to issue equity awards representing up to 35 million shares of Cumulus Media common stock. Upon the effectiveness of this new equity incentive plan, the remaining authorization for equity awards under Cumulus Media’s currently existing equity incentive plans will be canceled. Upon the closing of the merger, Cumulus Media expects that it will issue to certain of its officers and employees stock options exercisable for up to 23 million shares of Cumulus Media common stock, with each option having an exercise price of $4.34 per share. Specific awards will be issued in amounts authorized by the compensation committee of Cumulus Media’s board of directors and, for the initial issuances under the equity incentive plan, approved by a majority (in commitment amount) of the Investors.

Amendment and Restatement of Cumulus Media’s Certificate of Incorporation (See page 215)

In connection with the completion of the merger, Cumulus Media will amend and restate its certificate of incorporation. The amendment and restatement will be undertaken primarily to increase the authorized number of shares to provide sufficient authorized shares to complete the merger and to provide greater flexibility in Cumulus Media’s capital structure following the merger, to eliminate certain rights of the holder of Cumulus Media Class C common stock, to modify the current Cumulus Media Class B common stock and its related consent rights and to reclassify the current Cumulus Media Class D common stock as Cumulus Media Class B common stock. Cumulus Media has obtained the approval of the holders of a majority of its outstanding voting power to such amendment and restatement.

RISK FACTORS

In addition to the other information included in and incorporated by reference into this information statement/proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” on page 31, you should carefully read and consider the following risk factors in evaluating the proposals to be voted on at the Citadel special meeting and in determining whether to vote for adoption of the merger agreement. Please also refer to the additional risk factors of each of Cumulus Media and Citadel identified in the annual and periodic reports and other documents incorporated by reference into this information statement/proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 219.

Risks Relating to the Merger

Cumulus Media may not realize the expected benefits of the merger because of integration difficulties and other challenges.

The success of the merger will depend, in part, on Cumulus Media’s ability to realize the anticipated synergies and cost savings from integrating Citadel’s business with its existing business. The integration process may be complex, costly and time-consuming. The difficulties of integrating the operation of Citadel’s business include, among others:

•	failure to implement Cumulus Media’s business plan for the combined business;

•	unanticipated issues in integrating logistics, information, communications and other systems;

•	unanticipated changes in applicable laws and regulations;

•	the impact on Cumulus Media’s internal controls and compliance with the regulatory requirements under the Sarbanes-Oxley Act of 2002; and

•	unanticipated issues, expenses and liabilities.

Cumulus Media may not accomplish the integration of Citadel’s business smoothly, successfully or within the anticipated costs or time frame. The diversion of the attention of management from Cumulus Media’s current operations to the integration effort and any difficulties encountered in combining operations could prevent Cumulus Media from realizing the full benefits anticipated to result from the merger and could adversely affect its business. In addition, the integration efforts could divert the focus and resources of the management of Cumulus Media and Citadel from other strategic opportunities and operational matters during the integration process.

If Cumulus Media is unable to finance the merger, the merger will not be completed and Cumulus Media, Crestview and Macquarie will each be obligated to pay Citadel a portion of a termination fee of $60.0 million and, under certain circumstances, Cumulus Media may be required to pay Citadel an additional termination fee of $20.0 million (which portion, in Cumulus Media’s case, in the aggregate, could be up to $47.2 million) under the merger agreement.

Cumulus Media currently has obtained commitments for up to $500.0 million in equity financing and up to $2.415 billion in senior secured credit facilities, the proceeds of which Cumulus Media intends to use, in part, to pay the cash portion of the consideration payable in connection with the merger. Cumulus Media has not, however, entered into the definitive agreements for this debt financing. In the event Cumulus Media is unable to enter into such definitive agreements on the proposed terms or if this financing is otherwise not available, alternative financing may not be available on acceptable terms in a timely manner, or at all. If alternative financing becomes necessary and Cumulus Media is unable to secure such alternative financing, the merger will not be completed.

In the event of a termination of the merger agreement due to Cumulus Media’s inability to obtain the necessary financing to complete the merger, Cumulus Media, Crestview and Macquarie will each be obligated to pay Citadel a portion of a termination fee of $60.0 million and, under certain circumstances, Cumulus Media may be required to pay Citadel an additional termination fee of $20.0 million (which, in Cumulus

Media’s case, in the aggregate, could be up to $47.2 million) under the merger agreement, which could have a material adverse effect on Cumulus Media’s operating results and financial condition.

Cumulus Media will take on substantial additional long-term indebtedness in connection with the merger and other pending transactions, which will increase the risks Cumulus Media now faces with its current indebtedness.

Cumulus Media intends to finance the merger, and refinance CMP’s and Citadel’s existing indebtedness, with up to $2.415 billion in senior secured debt financing. As a result, Cumulus Media will have long-term indebtedness that will be substantially greater than its long-term indebtedness prior to the merger and refinancing. This new indebtedness will increase the related risks Cumulus Media now faces with its current indebtedness.

Citadel is subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the pending merger on Citadel employees and customers may have an adverse effect on Citadel. These uncertainties may impair Citadel’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with Citadel to defer decisions concerning Citadel, or to seek to change existing business relationships with Citadel. If key employees depart because of uncertainty about their future roles and the potential complexities of integration, Citadel’s business, or the combined company’s business following the merger, could be harmed. In addition, the merger agreement restricts Citadel from making acquisitions or dispositions and taking other specified actions without the consent of Cumulus Media until the merger occurs. These restrictions may prevent Citadel from pursuing attractive business opportunities or addressing other developments that may arise prior to the completion of the merger.

Failure to complete the merger could negatively affect the stock price and the future business and financial results of Citadel.

Consummation of the merger is conditioned, among other things, on the receipt of the requisite approval of Citadel stockholders, the expiration or termination of the waiting period under the HSR Act, the receipt of the FCC Approval, the approval for listing on the Nasdaq Stock Market of the Cumulus Media common stock to be issued in the merger, the absence of any law or order prohibiting the merger or having certain material adverse effects on one or more of the parties to the merger, and the correctness of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in each case to certain materiality standards).

There is no assurance that Citadel and Cumulus Media will receive the necessary stockholder or regulatory approvals or satisfy the other conditions to the completion of the merger. If the merger is not completed for any reason, Citadel will be subject to several risks, including the following:

•	Citadel may be required to pay significant transaction costs related to the merger, including under certain circumstances, a termination fee of up to $80.0 million payable to Cumulus Media, and many of Citadel’s costs relating to the merger (such as legal, accounting, and a portion of Citadel’s financial advisory fees) are payable by Citadel whether or not the merger is completed;

•	The current market price of Citadel’s common stock and warrants may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a negative perception by the market of Citadel generally and a resulting decline in the market price of Citadel common stock and warrants;

•	There may be substantial disruption to Citadel’s business and a distraction of its management and employees from day-to-day operations, because matters related to the merger (including integration planning) may require substantial commitments of time and resources, which could otherwise have been devoted to other opportunities that could have been beneficial; and

•	Citadel would continue to face the risks that it currently faces as an independent company, as further described herein.

If the merger is not completed, the risks described above may materialize and materially adversely affect Citadel’s business, financial results, financial condition, and stock price.

The merger agreement limits Citadel’s ability to pursue alternatives to the merger and contains provisions that could affect the decisions of a third party considering making an alternative acquisition proposal to the merger.

The merger agreement prohibits Citadel from soliciting, initiating or encouraging alternative merger or acquisition proposals with any third party. These provisions may limit Citadel’s ability to pursue a proposal from a third party. Under the terms of the merger agreement, Citadel will be required to pay to Cumulus Media a termination fee of up to $80.0 million if the merger agreement is terminated under certain circumstances. This termination fee of $80.0 million would be payable in certain circumstances involving a material breach of certain material covenants or agreements that is a consequence of a knowing or intentional act or failure to act by Citadel or one of its executive officers with actual knowledge that such action or inaction would cause certain conditions necessary for consummation of the merger under the merger agreement to not be satisfied. In addition, the merger agreement limits the ability of Citadel to initiate, solicit, encourage or facilitate certain acquisition or merger proposals from a third party. These provisions could affect the decision by a third party to make a competing acquisition proposal, including the structure, pricing and terms proposed by a third party seeking to acquire or merge with Citadel. Please see “The Merger Agreement — No-Solicitation of Alternative Proposals” on page 169.

There may be a long delay between the receipt of Citadel stockholder approval for the merger and the closing of the transaction, during which time Citadel will lose the ability to consider and pursue alternative acquisition proposals, which might otherwise be superior to the merger.

Following Citadel’s stockholders’ approval, the merger agreement prohibits Citadel from taking any actions to review, consider or recommend any alternative acquisition proposals, including those that could be superior to Citadel stockholders, when compared to the merger. If there is a long delay between stockholder approval and antitrust clearance and FCC Approval, the time during which Citadel could be prevented from reviewing, considering or recommending such proposals could be significant.

Citadel stockholders may not receive the form of merger consideration that they elect for all their shares and may receive in part a form of consideration that has lower value.

The merger agreement contains proration provisions that are designed to ensure that Cumulus Media does not (i) pay cash in excess of the Cash Consideration Cap or (ii) issue a number of shares of Cumulus Media common stock or warrants therefor in excess of the Stock Consideration Cap. The value of the stock consideration at the time of the merger may be higher than the value of the cash consideration at such time, or vice versa. If elections are made by Citadel stockholders to receive more cash or more shares of Cumulus Media common stock than these maximum numbers, either those electing to receive cash or those electing to receive shares of Cumulus Media common stock, respectively, will have the consideration of the type they selected reduced by a pro rata amount, and will receive a portion of their consideration in the form that they did not elect to receive. Accordingly, it is likely that a substantial number of Citadel stockholders will not receive a portion of the merger consideration in the form that they elect and that the consideration they do receive will have a lower value than what they elected to receive.

Because the exchange ratio is fixed, the market value of Cumulus Media common stock issued to you may be less than the value of your shares of Citadel common stock.

Citadel stockholders who receive shares in the merger will receive a fixed number of shares of Cumulus Media common stock rather than a number of shares with a particular fixed market value. The market values of Cumulus Media common stock and Citadel common stock at the time of the merger may vary significantly from their respective values on the date the merger agreement was executed, the date of this information statement/proxy statement/prospectus or the date on which Citadel stockholders vote on the merger agreement. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Cumulus Media or Citadel common stock, the market value of Cumulus Media common stock issued in the merger and Citadel common stock surrendered in the merger may be higher or lower than the values of such shares on such earlier dates, and may be higher or lower than the $37.00 to be paid to Citadel stockholders in the cash portion of the merger. Stock price changes may result from a variety of factors, including changes in businesses and operations, and other factors that are beyond the control of Cumulus Media and Citadel, including changes in business prospects, regulatory considerations and general and industry specific market and economic conditions. Neither Cumulus Media nor Citadel is permitted to terminate the merger agreement solely because of changes in the market price of either party’s common stock.

Officers and directors of Citadel have certain interests in the merger that are different from, or in addition to, interests of Citadel stockholders. These interests may be perceived to have affected their decision to support or approve the merger.

Citadel’s executive officers and directors have economic interests in the merger that are different from, or in addition to, those of Citadel’s stockholders generally. These interests include, but are not limited to: the treatment of equity awards held by executive officers and directors (including the acceleration of vesting of stock options and the treatment of restricted stock); the payment of pro-rated annual bonuses to executive officers at the target level of achievement for the year in which the merger is consummated; the potential acceleration of supplemental retirement benefits for Mr. Suleman; the potential payment of severance and other benefits to executive officers; and the potential payment of tax gross-ups to certain executive officers. Citadel’s board of directors was aware of and considered those interests, among other matters, in reaching its decisions to adopt and approve the merger agreement, the merger and the transactions contemplated by the merger agreement. Please see “The Merger — Interests of Certain Persons in the Merger” on page 146.

Cumulus Media is required to obtain various Federal regulatory approvals for the merger, including approval of the FCC, the DOJ and the FTC, which approval and termination or expiration of waiting periods may be subject to Cumulus Media’s compliance with certain conditions.

Completion of the merger requires prior approval of the FCC, the DOJ and the FTC and may also require approvals by other governmental agencies. As part of the FCC approval process, Cumulus Media and Citadel have filed the FCC Applications. The Communications Act and FCC rules allow members of the public and other interested parties to file petitions to deny or other objections with the FCC with respect to the grant of the FCC Applications. As of the deadline for filing petitions to deny the FCC Applications, two minor comments were filed by third parties. The FCC could rely on any petitions or other objections that have been filed, or its own initiative, to deny an FCC Application, to require changes in the transaction documents relating to those FCC Applications, including divestiture of radio stations and other assets, or impose other conditions to the grant of any of the FCC Applications. For these and other reasons, there can be no assurance that the FCC will grant the FCC Approval. Any changes necessary to obtain the FCC Approval may have a material adverse effect on Cumulus Media’s business, financial condition and results of operations before or after the merger.

In addition, completion of the merger requires that the parties file a notification and report form with the FTC and DOJ, and observe specified waiting period requirements before consummating the merger. Cumulus Media and Citadel currently anticipate receiving necessary FTC and DOJ clearances to complete the merger by mid-September 2011, although no assurances of the timing thereof, or the conditions thereto, can be provided.

The merger may be completed on different terms from those contained in the merger agreement.

Prior to the completion of the merger, the parties may amend or alter the terms of the merger agreement, including with respect to, among other things, the merger consideration to be received by Citadel stockholders; assets to be acquired; or any covenants or agreements with respect to the parties’ respective operations during the pendency thereof (certain of these changes, including those with respect to the merger consideration to be received by Citadel stockholders, can only be made prior to the requisite stockholder approval). Any such amendments or alterations may have negative consequences to stockholders of Cumulus Media and/or Citadel including, among other things, reducing the cash available for operations or to meet respective obligations or restricting or limiting assets or operations of either of Cumulus Media or Citadel, any of which could also have a material adverse effect on such company’s business, financial condition and results of operations.

Cumulus Media may be required to issue preferred stock in connection with the Equity Investment with terms that could negatively impact its liquidity.

Pursuant to the terms of the Investment Agreement, Macquarie may, at its option, subscribe to purchase up to $125.0 million in initial liquidation value of shares of a newly created series of perpetual redeemable non-convertible preferred stock instead of shares of Cumulus Media common stock. The preferred stock would be transferable, other than to specified competitors of Cumulus Media. Third parties to whom Macquarie syndicates its commitment may not purchase any such preferred stock. Dividends on this preferred stock would accrue at a rate of 10% per annum for the first six months after the closing of the Equity Investment, 14% per annum thereafter until the second anniversary of the closing of the Equity Investment, 17% per annum plus the positive change in LIBOR from the closing of the Equity Investment to each even-numbered anniversary thereof (the “LIBOR Increase Amount”) per annum thereafter until the fourth anniversary of the closing of the Equity Investment, and 20% plus the LIBOR Increase Amount per annum thereafter. If Macquarie elects to purchase Cumulus Media preferred stock instead of Cumulus Media common stock, the requirement that Cumulus Media pay dividends, either in cash or through the issuance of additional shares of preferred stock, could materially impact Cumulus Media’s liquidity position and may require Cumulus Media to dedicate a significant portion of its cash flows to servicing dividend requirements. This would reduce the amount of cash flow available for working capital, capital expenditures and servicing Cumulus Media’s indebtedness.

The unaudited pro forma financial information in this information statement/proxy statement/prospectus may not be reflective of Cumulus Media’s operating results and financial condition following the merger.

The unaudited pro forma financial information included in this information statement/proxy statement/prospectus is derived from Cumulus Media’s, CMP’s and Citadel’s separate historical consolidated financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Cumulus Media currently believes are reasonable, including certain assumptions with respect to Cumulus Media’s stock price and interest rates at the closing of the merger, the amount of cash and Cumulus Media common stock Citadel stockholders will elect to receive in the merger, whether and to what extent Macquarie elects to invest in warrants exercisable for Class B common stock, or a newly created class of perpetual redeemable non-convertible preferred stock, the number of warrants to purchase Class B common stock issued to UBS Securities and the assumption that the radio stations or other assets Cumulus Media expects to be required to divest in order to obtain FCC Approval and approval under the HSR Act, will not be material to Cumulus Media’s financial position or results of operations. These assumptions and estimates may not prove to be accurate, and this pro forma financial information may not necessarily reflect what Cumulus Media’s results of operations and financial position would have been had the merger and related transactions been completed if these assumptions were accurate, or occurred during the periods presented, or what Cumulus Media’s results of operations and financial position will be in the future.

If the merger is completed, the loss of affiliation agreements by Citadel’s Radio Network could materially adversely affect Cumulus Media’s actual results of operations as presented on a Citadel Pro Forma Basis or an Overall Pro Forma Basis.

Upon consummation of the merger, Cumulus Media will own Citadel’s Radio Network, which has approximately 4,000 station affiliates and 9,000 program affiliations. The Radio Network receives advertising inventory from its affiliated stations, either in the form of standalone advertising time within a specified time period or commercials inserted by the Radio Network into its programming. In addition, primarily with respect to satellite radio providers, Citadel receives a fee for providing such programming. The loss of network affiliation agreements of the Radio Network could adversely affect Cumulus Media’s actual financial condition and results of operations as compared to those presented on a Citadel Pro Forma basis and an Overall Pro Forma Basis by reducing the reach of Citadel’s network programming and, therefore, its attractiveness to advertisers. Renewal on less favorable terms may also adversely affect Cumulus Media’s actual results of operations as compared to those presented on a Citadel Pro Forma Basis and an Overall Pro Forma Basis (each as defined herein) through reduction of advertising revenue.

Closing of the merger may trigger change in control provisions in certain agreements to which Cumulus Media or Citadel are parties.

The closing of the merger may trigger change in control provisions in certain agreements to which Cumulus Media or Citadel are parties. If Cumulus Media or Citadel are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements (including terminating the agreements or seeking monetary damages). Even if Cumulus Media or Citadel were able to negotiate waivers, the counterparties may require a fee for such waiver or seek to renegotiate the agreements on materially less favorable terms prior to such change in control.

Former Citadel stockholders who become stockholders of Cumulus Media will be governed by the Third Amendment and Restatement and Cumulus Media Bylaws.

Citadel stockholders who receive Cumulus Media common stock in the merger will become Cumulus Media stockholders and their rights as stockholders will be governed by the Third Amendment and Restatement, Cumulus Media Bylaws and the DGCL. As a result, there will be material differences between the current rights of Citadel stockholders and the rights they can expect to have as Cumulus Media stockholders. Please see “Comparison of Rights of Holders of Cumulus Media Common Stock and Citadel Common Stock” on page 190.

Purported stockholder class action complaints have been filed against Citadel, Cumulus Media and the members of Citadel’s board of directors, as well as against Merger Sub and Holdco, challenging the merger, and an unfavorable judgment or ruling in these lawsuits could prevent or delay the consummation of the merger and result in substantial costs.

On March 14, 2011, Citadel, its board of directors and Cumulus Media were named in a putative stockholder class action complaint filed in the District Court of Clark County, Nevada, by a purported Citadel stockholder. On March 23, 2011, these same defendants, as well as Holdco and Merger Sub, were named in a second putative stockholder class action complaint filed in the same court by another purported Citadel stockholder. The complaints allege that Citadel’s directors breached their fiduciary duties by approving the merger for allegedly inadequate consideration and following an allegedly unfair sale process. The complaint in the first action also alleges that Citadel’s directors breached their fiduciary duties by allegedly withholding material information relating to the merger. The two complaints further allege that Citadel and Cumulus Media aided and abetted the Citadel directors’ alleged breaches of fiduciary duties, and the complaint filed in the second action alleges, additionally, that Holdco and Merger Sub aided and abetted these alleged breaches of fiduciary duties. The complaints seek, among other things, a declaration that the action can proceed as a class action, an order enjoining the completion of the merger, rescission of the merger, attorneys’ fees, and such other relief as the court deems just and proper. The complaint filed in the second action also seeks rescissory damages. On June 23, 2011, the court consolidated the two Nevada actions and appointed lead counsel. On July 29, 2011, lead counsel filed a Notice of Voluntary Dismissal dismissing the claims of one of the two Nevada plaintiffs against all the defendants without prejudice, because the plaintiff no longer had standing to pursue claims on his own behalf or on behalf of the putative class. The claims of the putative class have not yet been dismissed.

On May 6, 2011, two purported common stockholders of Citadel filed a putative class action complaint against Citadel, its board of directors, Cumulus Media, Holdco, and Merger Sub in the Court of Chancery of the State of Delaware (“Delaware Chancery Court”). On July 19, 2011, the plaintiffs in the Delaware action filed an amended complaint alleging that Citadel’s directors breached their fiduciary duties to Citadel’s stockholders by approving the merger for allegedly inadequate consideration, following an allegedly unfair sale process, and by failing to disclose material information related to the merger. The amended complaint further alleges that Citadel, Cumulus Media, Holdco, and Merger Sub aided and abetted these alleged fiduciary breaches. The complaint seeks, among other things, an order enjoining the merger, a declaration that the action is properly maintainable as a class action, and rescission of the merger agreement, as well as attorneys’ fees and costs. Also on July 19, 2011, the plaintiffs in the Delaware action filed a Motion for Expedited Proceedings. On July 20, 2011, the plaintiffs in the Delaware action filed a Motion for Preliminary Injunction, seeking an order preliminarily enjoining the merger. On August 1, 2011, the plaintiffs in the

Delaware action filed a Notice of Dismissal pursuant to Court of Chancery Rule 41(a)(1)(i) dismissing their claims against all the defendants without prejudice. On August 3, 2011, the plaintiffs in the Delaware action filed a revised notice and proposed Order of Dismissal pursuant to Rule 41(a)(1)(i) seeking dismissal of their claims against all defendants without prejudice. The claims of the putative class have not yet been dismissed.

Each of Cumulus Media and Citadel is obliged under certain circumstances to indemnify and hold harmless each of their respective directors and officers from and against any and all claims and liabilities to which such director or officer shall have become subject by reason of being a director or officer, to the full extent permitted under Delaware law. An adverse outcome in these lawsuits could prevent or delay the consummation of the merger and result in substantial costs to Citadel and/or Cumulus Media. It is also possible that other similar lawsuits may be filed in the future. Neither Cumulus Media nor Citadel can reasonably estimate any possible loss from current or future litigation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement/proxy statement/prospectus contains and incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. For purposes of federal and state securities laws, forward-looking statements are all statements other than those of historical fact and are typically identified by the words “believes,” “expects,” “anticipates,” “continues,” “intends,” “likely,” “may,” “plans,” “potential,” “should,” “will,” and similar expressions, whether in the negative or the affirmative. These statements include statements regarding the intent, belief or current expectations of each of Cumulus Media and Citadel and their respective subsidiaries, their directors and their officers with respect to, among other things, future events, including the merger and the transactions contemplated by the merger agreement, their respective financial results and financial trends expected to impact each of Cumulus Media and Citadel.

Forward-looking statements may be subject to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements reflect the views of each of Cumulus Media and Citadel with respect to current events and financial performance as of the date they were made. Such forward-looking statements are and will be, as the case may be, subject to change and subject to many risks, uncertainties and factors relating to Cumulus Media’s and Citadel’s respective operations and business environment, which may cause the actual results of Cumulus Media and/or Citadel to be materially different from any future results, expressed or implied, by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following:

•	the financial performance of Cumulus Media and Citadel through the date of the completion of the merger;

•	the inability to satisfy any of the closing conditions set forth in the merger agreement, including the possibility that Cumulus Media and/or Citadel may be unable to obtain stockholder or regulatory approvals required for the merger, or that any regulatory approval is conditioned on factors that could materially adversely affect the expected benefits to be derived from the merger;

•	the occurrence of an event, change or other circumstance that could give rise to termination of the merger agreement, including a termination under circumstances that could require payment of a termination fee;

•	the failure to obtain the necessary debt financing set forth in the commitment letters received in connection with the merger;

•	the failure to obtain the necessary equity financing set forth in the Investment Agreement entered into in connection with the merger;

•	the failure of the merger to close for any reason;

•	the amount of the actual costs, fees, expenses and charges related to the merger and the final terms of the financings that will be obtained for the merger;

•	the possibility that the merger may involve unexpected costs;

•	diversion of the attention of management of each of Cumulus Media and Citadel from their respective ongoing business concerns;

•	the effect of the announcement of the merger on customer relationships, operating results and the businesses of the companies generally;

•	any significant delay in the expected completion of the merger;

•	the possibility that problems may arise in successfully integrating the businesses of Cumulus Media and Citadel;

•	the possibility that the combined company may be unable to achieve cost-cutting synergies or achieve them within the expected time period;

•	the possibility that the combined company may be unable to achieve certain expected revenue results, including as a result of unexpected factors or events;

•	the possibility that the respective businesses of Cumulus Media and/or Citadel may suffer as a result of uncertainty surrounding the merger;

•	the possibility that the industry may be subject to future regulatory or legislative actions;

•	the ability to maintain contracts and leases that are critical to Cumulus Media’s and/or Citadel’s operations;

•	the ability to attract, motivate and/or retain key executives and associates;

•	the ability to execute Cumulus Media’s and/or Citadel’s business plans and strategy;

•	general economic or business conditions affecting the radio broadcasting industry being less favorable than expected, including the impact of decreased spending by advertisers;

•	increased competition in the radio broadcasting industry;

•	the ability to renew FCC Authorizations and comply with the Communications Act and FCC rules and policies;

•	the impact of current or pending legislation and regulations, antitrust considerations, and pending or future litigation or claims;

•	the outcome of any legal proceedings that have been or may be instituted against Cumulus Media and/or Citadel relating to the merger agreement;

•	general economic and business conditions that may affect Cumulus Media and/or Citadel before or the combined company following the merger;

•	the impact of Citadel’s chapter 11 proceedings that may affect Citadel before, or the combined company following, the merger;

•	changes in government regulations;

•	changes in policies or actions or in regulatory bodies;

•	changes in uncertain tax positions and tax rates;

•	changes in the financial markets;

•	changes in capital expenditure requirements;

•	changes in market conditions that could impair Cumulus Media’s or Citadel’s goodwill or intangible assets;

•	changes in interest rates; and

•	other risks and uncertainties.

Cumulus Media and Citadel caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this information statement/proxy statement/prospectus in the case of forward-looking statements contained in this information statement/proxy statement/prospectus, or the dates of the documents incorporated by reference in this information statement/proxy statement/prospectus in the case of forward-looking statements made in those incorporated documents. Except as may be required by law, neither Cumulus Media nor Citadel has any obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise.

Cumulus Media and Citadel expressly qualify in their entirety all forward-looking statements attributable to Cumulus Media or Citadel or any person acting on either of their respective behalf by the cautionary statements contained or referred to in this section.

INFORMATION ABOUT CUMULUS MEDIA

Cumulus Media Inc.

Cumulus Media owns and manages FM and AM radio station clusters serving mid-sized and large-sized markets throughout the United States. Cumulus Media is the second largest radio broadcasting company in the United States based on the number of stations owned or managed. With the completion of the CMP Acquisition, Cumulus Media owns or manages 346 radio stations (including under local marketing agreements (“LMAs”)) in 68 United States media markets including San Francisco, Dallas, Houston and Atlanta. Under LMAs, Cumulus Media currently provides sales and marketing services for 12 radio stations in the United States in exchange for a management or consulting fee. In addition to entering into LMAs, Cumulus Media has in the past, and expects that it will from time to time in the future enter into management or consulting agreements that provide it with the ability, as contractually specified, to assist current owners in the management of radio station assets that Cumulus Media has contracted to purchase, subject to FCC approval. In such arrangements, Cumulus Media generally receives a contractually specified management fee or consulting fee in exchange for the services provided.

For the three months ended March 31, 2011 and the year ended December 31, 2010, Cumulus Media had net revenues of $57.9 million and $263.3 million, Station Operating Income of $20.3 million and $103.5 million, and Adjusted EBITDA of $12.8 million and $87.5 million, respectively.

Cumulus Media is a Delaware corporation, organized in 2002, and successor by merger to an Illinois corporation with the same name that had been organized in 1997.

Recently Announced Transactions

Cumulus Media’s recently announced transactions in connection with the proposed expansion of its broadcasting operations include:

•	the merger and the related assumption of outstanding debt, which will be refinanced as part of the Global Refinancing (defined herein);

•	the CMP Acquisition (defined herein), pursuant to which, on August 1, 2011, Cumulus Media acquired the remaining 75% of the equity interests of CMP that it did not already own in exchange for the issuance of shares of Cumulus Media common stock;

•	the Equity Investment; and

•	the financing transaction necessary to complete the merger, which is referred to herein as the “Global Refinancing,” pursuant to which Cumulus Media intends to refinance an aggregate of $1.4 billion (as of March 31, 2011) in outstanding senior and subordinated indebtedness of each of (i) Cumulus Media (other than Cumulus Media’s recently issued $610.0 million of 7.75% senior notes due 2019 (the “2019 Notes”)), (ii) CMP Susquehanna Corporation, an indirectly wholly-owned subsidiary of CMP (“CMPSC”), and (iii) Citadel, as well as preferred stock of Radio Holdings (defined herein), all pursuant to a debt commitment letter (the “Debt Commitment”) that provides for up to $2.415 billion in senior secured financing pursuant to the Acquisition Credit Facility (defined herein).

CMP Acquisition

On August 1, 2011, Cumulus Media completed its previously announced acquisition of the remaining equity interests of CMP that it did not already own (the “CMP Acquisition”). In exchange for such equity interests, Cumulus Media issued 9,945,714 shares of its common stock to affiliates of the three private equity firms that had collectively owned 75% of CMP — Bain Capital Partners, LLC (“Bain”), Blackstone and Thomas H. Lee Partners, L.P. (“THL”). Blackstone received shares of Cumulus Media’s Class A common stock and, in accordance with FCC broadcast ownership rules, Bain and THL each received shares of Cumulus Media’s Class D common stock. Also in connection with the CMP Acquisition, warrants (the “Radio Holdings Warrants”) to purchase 3,740,893 shares of common stock of CMP Susquehanna Radio Holdings Corp., an indirect wholly-owned subsidiary of CMP (“Radio Holdings”) were amended to instead become exercisable for an aggregate of 8,267,968 shares of Cumulus Media Class D common stock. As a result of the completion of the CMP Acquisition, CMP became a wholly-owned subsidiary of Cumulus Media.

For the three months ended March 31, 2011 and the year ended December 31, 2010, CMP had net revenues of $39.1 million and $188.7 million, respectively.

The Global Refinancing

In connection with the merger agreement and the Investment Agreement, Cumulus Media obtained the Debt Commitment from a group of banks affiliated with certain of the initial purchasers of the 2019 Notes (the “2019 Notes Offering”), pursuant to which they have committed to provide financing for Cumulus Media to complete the merger and the Global Refinancing. Cumulus Media expects to enter into one or more credit facilities with a syndicate of lenders, agents and arrangers, including JPMorgan Chase Bank, N.A., UBS Loan Finance LLC, MIHI LLC (an affiliate of Macquarie), Royal Bank of Canada and ING Capital LLC (“ING Capital”) as lenders and agents, and J.P. Morgan, UBS Securities, Macquarie, RBC Capital Markets, LLC and ING Capital as joint lead arrangers and joint book-runners, and ING Capital as co-syndication agent (collectively, the “Acquisition Credit Facility”).

Cumulus Media currently expects that the Acquisition Credit Facility will provide senior secured financing of $2.415 billion, consisting of:

•	a $1.325 billion first lien term loan facility (the “First Lien Term Loan”), with a maturity date that is seven years from the closing of the merger;

•	a $790.0 million second lien term loan facility (the “Second Lien Term Loan”), with a maturity date that is seven and one-half years from the closing of the merger; and

•	a $300.0 million revolving credit facility, with a maturity date that is five years from the closing of the merger.

Borrowings under the First Lien Term Loan are expected to be priced at LIBOR plus 4.5%, subject to a LIBOR floor of 1.25%, and will be secured by a first priority lien on substantially all of Cumulus Media’s and its restricted subsidiaries’ assets. Borrowings under the Second Lien Term Loan are expected to be priced at LIBOR plus 6.0%, subject to a LIBOR floor of 1.5%, and will be secured by a second priority lien on substantially all of Cumulus Media’s and its restricted subsidiaries’ assets.

Cumulus Media’s expected borrowings under each of the term loan facilities and the revolving credit facility at the closing of the merger will depend upon the aggregate amount of cash the Citadel stockholders elect to receive pursuant to the merger agreement, the amount of cash on hand at Cumulus Media, CMP and Citadel at the closing of the merger, and any debt reduction occurring prior thereto from cash from operations, all of which will depend on the timing of such closing.

The Debt Commitment also included commitments from the lenders for $500.0 million in senior unsecured bridge financing (the “Acquisition Bridge Facility”). As a result of the 2019 Notes Offering, Cumulus Media has eliminated the need to borrow under the Acquisition Bridge Facility, and the lenders’ commitments thereunder have been accordingly reduced to zero. The Debt Commitment continues to provide the lenders with the right, under certain circumstances, to reallocate a portion of the amount expected to be borrowed as part of the term loan under the Acquisition Credit Facility to the Acquisition Bridge Facility.

Cumulus Media currently anticipates that, in connection with the consummation of the merger and the Global Refinancing, and as a result of its use of the proceeds of the 2019 Notes Offering to repay the $575.8 million outstanding as of March 31, 2011 under the term loan facility of Cumulus Media’s existing credit agreement (the “Existing Credit Agreement”) and, having completed the CMP Acquisition, Cumulus Media will utilize proceeds from the Equity Investment and the Global Refinancing as follows:

•	between approximately $1.153 billion and $1.504 billion to fund the cash portion of the purchase price in the merger (depending on exercise of cash or stock elections under the merger agreement);

•	approximately $659.9 million (based on amounts outstanding at March 31, 2011) to repay all amounts outstanding under the credit facilities of CMPSC (the “CMPSC Credit Agreement”), the 9.875% Senior Subordinated Notes due 2014 of CMPSC (the “CMP 9.875% Notes”) and the Variable Rate Senior Secured Notes due 2014 of CMPSC (the “CMP 2014 Notes”), and to redeem in accordance with their terms all outstanding shares of preferred stock of Radio Holdings, with an aggregate redemption value of approximately $38.9 million (collectively, the “CMP Refinancing”);

•	approximately $787.2 million (based on amounts outstanding at March 31, 2011) to repay all amounts outstanding, including any accrued interest and the premiums thereon, under Citadel’s existing credit agreement (the “Citadel Credit Facilities”) and its senior notes due 2018 (the “Citadel Senior Notes”); and

•	approximately $146.7 million to pay estimated fees and expenses related to the merger, the Equity Investment and the Acquisition Credit Facility.

The actual timing of each of these proposed and pending transactions will depend upon a number of factors, including the various conditions set forth in the respective transaction agreements. There can be no assurance that any of such pending or proposed transactions will be consummated or that, if any of such transactions is consummated, the timing or terms thereof will be as described herein and as presently contemplated.

INFORMATION ABOUT CITADEL

Citadel Broadcasting Corporation, headquartered in Las Vegas, Nevada, is the third largest radio broadcasting company in the United States based on net radio revenue as of March 31, 2011, behind Clear Channel Communications, Inc. and CBS Corporation. Citadel operates in two reportable segments. Radio stations serving the same geographic area (i.e., principally a city or combination of cities) that are owned and/or operated by Citadel are referred to as a market, and Citadel aggregates the geographic markets in which it operates into one reportable segment. Citadel’s primary business segment is the Radio Markets segment, which, as of March 31, 2011, consisted of 225 owned and operated radio stations located in over 50 markets across the United States. Citadel also owns and operates Radio Network, one of the largest radio networks in the country, which produces and distributes a variety of radio programming and formats that are syndicated across approximately 4,000 station affiliates and 9,000 program affiliations, and is a separate reportable segment.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present selected historical consolidated financial data for Cumulus Media as of and for the three months ended March 31, 2011 and 2010 and the fiscal years ended December 31, 2010, 2009, 2008, 2007 and 2006. The information should be read in conjunction with Cumulus Media’s consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Conditions and Results of Operations” set forth in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 and its annual report on Form 10-K for the fiscal year ended December 31, 2010, each of which is incorporated by reference into this document. The information as of and for the fiscal years ended December 31, 2007 and 2006 should be read in conjunction with Cumulus Media’s consolidated financial statements and related notes thereto, each of which is not incorporated by reference into this document.

The following tables also present selected historical consolidated financial data for Citadel as of and for the three months ended March 31, 2011 and 2010, as of and for the fiscal years ended December 31, 2009, 2008, 2007 and 2006, as of December 31, 2010, and for the periods from January 1, 2010 through May 31, 2010 and from June 1, 2010 through December 31, 2010. This information should be read in conjunction with Citadel’s consolidated financial statements and the related notes thereto and the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in Citadel’s quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 and Citadel’s annual report on Form 10-K for the fiscal year ended December 31, 2010, each of which is incorporated by reference in this document. The information as of and for the fiscal years ended December 31, 2007 and 2006 should be read in conjunction with Citadel’s consolidated financial statements and related notes thereto, each of which is not incorporated by reference into this document.

As a result of Citadel’s emergence from Chapter 11 proceedings and its adoption of fresh-start accounting, Citadel’s selected historical consolidated financial information for periods prior to May 31, 2010 (the “Fresh-Start Date”) and shown in the “Predecessor” columns below, will not be comparable to financial information for periods following Citadel’s emergence from Chapter 11 proceedings shown in the “Successor” columns below. In addition, Citadel’s results of operations for the period from January 1, 2010 through May 31, 2010 and the period from June 1, 2010 through December 31, 2010 are not necessarily indicative of its operating results to be expected for a full fiscal year.

Cumulus Media:

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006(4)
	(Unaudited)
	(Dollars in thousands, except per share data)

Statement of Operations Data:
Net revenues	$57,858	$56,358	$263,333	$256,048	$311,538	$328,327	$334,321
Station operating expenses (excluding depreciation, amortization and LMA fees)	37,555	39,926	159,807	165,676	203,222	210,640	214,089
Depreciation and amortization	2,123	2,517	9,098	11,136	12,512	14,567	17,420
LMA fees	581	529	2,054	2,332	631	755	963
Corporate general and administrative (including non-cash stock compensation expense)	8,129	4,066	18,519	20,699	19,325	26,057	41,012
Gain on exchange of assets or stations	(15,158)	—	—	(7,204)	—	(5,862)	(2,548)
Realized loss on derivative instrument	40	584	1,957	3,640	—	—	—
Impairment of intangible assets and goodwill(1)	—	—	671	174,950	498,897	230,609	63,424
Other operating expense	—	—	—	—	2,041	2,639	—

Operating income (loss)	24,588	8,736	71,227	(115,181)	(425,090)	(151,078)	(39)
Interest expense, net	(6,318)	(8,829)	(30,307)	(33,989)	(47,262)	(60,425)	(42,360)
Terminated transaction (expense) income	—	—	(7,847)	—	15,000	—	—
Losses on early extinguishment of debt	—	—	—	—	—	(986)	(2,284)
Other (expense) income, net	(2)	(53)	108	(136)	(10)	117	(98)
Income tax (expense) benefit	(2,149)	2	(3,779)	22,604	117,945	38,000	5,800
Equity losses in affiliate	—	—	—	—	(22,252)	(49,432)	(5,200)

Net income (loss)	$16,119	$(144)	$29,402	$(126,702)	$(361,669)	$(223,804)	$(44,181)

Basic income (loss) per common share	$0.38	$(0.01)	$0.70	$(3.13)	$(8.55)	$(5.18)	$(0.87)
Diluted income (loss) per common share	$0.37	$(0.01)	$0.69	$(3.13)	$(8.55)	$(5.18)	$(0.87)
Other Data:
Station Operating Income(2)	$20,303	$16,432	$103,526	$90,372	$108,316	$117,687	$120,232
Station Operating Income margin(3)	35.1%	29.2%	39.3%	35.3%	34.8%	35.8%	36.0%
Cash flows related to:
Operating activities	$10,026	$12,095	$42,738	$28,691	$76,654	$46,057	$65,322
Investing activities	(1,786)	(451)	(2,425)	(3,060)	(6,754)	(29)	(19,217)
Financing activities	(18,619)	(12,918)	(43,723)	(62,410)	(49,183)	(16,134)	(48,834)
Capital expenditures	(502)	(431)	(2,353)	(3,110)	(6,069)	(4,789)	(9,211)

	March 31,	December 31,
	2011	2010	2009	2008	2007	2006(4)
	(Unaudited)
	(Dollars in thousands, except per share data)

Balance Sheet Data:
Total assets	$318,876	$319,636	$334,064	$543,519	$1,060,542	$1,333,147
Long-term debt (including current portion)	573,269	591,008	633,508	696,000	736,300	731,250
Total stockholders’ (deficit) equity	$(324,403)	$(341,309)	$(372,512)	$(248,147)	$119,278	$337,007

(1)	Impairment charge recorded in connection with Cumulus Media’s interim and annual impairment testing under Accounting Standards Codification (“ASC”) 350. See Note 4, “Intangible Assets and Goodwill,” in the notes to Cumulus Media’s audited consolidated financial statements incorporated by reference in this information statement/proxy statement/prospectus for further discussion.

(2)	Station Operating Income consists of operating income before depreciation and amortization, LMA fees, non-cash stock compensation, other corporate general and administrative expenses excluding non-cash stock compensation expense, any gain on exchange of assets or stations, any realized loss on derivative instrument, impairment of intangible assets and goodwill, costs associated with Cumulus Media’s terminated attempt to purchase radio station WTKE-FM in Holt, Florida (in 2008 and 2007). Station Operating Income should not be considered in isolation or as a substitute for net (loss) income, operating (loss) income, cash flows from operating activities or any other measure for determining Cumulus Media’s operating performance or liquidity that is calculated in accordance with accounting principles generally accepted in the United States (“GAAP”). Cumulus Media excludes depreciation and amortization due to the insignificant investment in tangible assets required to operate its stations and the relatively insignificant amount of intangible assets subject to amortization. Cumulus Media excludes LMA fees from this measure, even though they require a cash commitment, due to the insignificance and temporary nature of such fees. Corporate expenses, despite representing an additional significant cash commitment, are excluded in an effort to present the operating performance of Cumulus Media’s stations exclusive of the corporate resources employed. Cumulus Media excludes terminated transaction costs due to the temporary nature of such costs. Finally, Cumulus Media excludes non-cash stock compensation, any gain or loss on exchange of assets or stations, any realized gain or loss on derivative instrument, and impairment of intangible assets and goodwill from the measure as they do not represent cash payments for activities related to the operation of the stations. Cumulus Media believes that this is important to investors because it highlights the gross margin generated by Cumulus Media’s station portfolio.

Cumulus Media believes that Station Operating Income is the most frequently used financial measure in determining the market value of a radio station or group of stations and to compare the performance of radio station operators. Cumulus Media has observed that Station Operating Income is commonly employed by firms that provide appraisal services to the broadcasting industry in valuing radio stations. Further, in connection with Cumulus Media’s historical acquisitions, it has used Station Operating Income as its primary metric to evaluate and negotiate the purchase price to be paid. Given its relevance to the estimated value of a radio station, Cumulus Media believes, and its experience indicates, that investors consider the measure to be extremely useful in order to determine the value of Cumulus Media’s portfolio of stations. Additionally, Station Operating Income is one of the measures that Cumulus Media’s management uses to evaluate the performance and results of its stations. Cumulus Media’s management uses the measure to assess the performance of its station managers and Cumulus Media’s board of directors uses it to determine the relative performance of Cumulus Media’s executive management. As a result, in disclosing Station Operating Income, Cumulus Media is providing investors with an analysis of its performance that is consistent with that which is utilized by Cumulus Media’s management and Cumulus Media’s board of directors.

Station Operating Income is not a recognized term under GAAP and does not purport to be an alternative to operating income from continuing operations as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Station Operating Income is not intended to be a measure of free cash flow available for dividends, reinvestment in Cumulus Media’s business or other Cumulus Media discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Station Operating Income should be viewed as a supplement to, and not a substitute for, results of operations presented on the basis of GAAP. Cumulus Media compensates for the limitations of using Station Operating Income by using it only to supplement its GAAP results to provide a more complete understanding of the factors and trends affecting Cumulus Media’s business than GAAP results alone. Station Operating Income has its limitations as an analytical tool, and investors should not consider it in isolation or as a substitute for analysis of Cumulus Media’s results as reported under GAAP. Moreover, because not all companies use identical calculations, these presentations of Station Operating Income may not be comparable to other similarly titled measures of other companies.

A reconciliation of Station Operating Income to operating income (loss), net (the most closely comparable measure prepared in accordance with GAAP) is presented below.

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006(4)
	(Unaudited)
	(Dollars in thousands)

Operating income (loss)	$24,588	$8,736	$71,227	$(115,181)	$(425,090)	$(151,078)	$(39)
Depreciation and amortization	2,123	2,517	9,098	11,136	12,512	14,567	17,420
LMA fees	581	529	2,054	2,332	631	755	963
Non-cash stock compensation	589	(101)	2,451	2,879	4,663	9,212	24,447
Corporate general and administrative	7,540	4,167	16,068	17,820	14,662	16,845	16,565
Gain on exchange of assets or stations	(15,158)	—	—	(7,204)	—	(5,862)	(2,548)
Realized loss on derivative instrument	40	584	1,957	3,640	—	—	—
Impairment of intangible assets and goodwill	—	—	671	174,950	498,897	230,609	63,424
Other operating expense	—	—	—	—	2,041	2,639	—

Station Operating Income	$20,303	$16,432	$103,526	$90,372	$108,316	$117,687	$120,232

(3)	Station Operating Income margin is defined as Station Operating Income as a percentage of net revenues.

(4)	Cumulus Media recorded certain immaterial adjustments to the 2006 consolidated financial data.

Citadel:

	Successor	Predecessor	Successor	Predecessor
			Period	Period
			from	from
	Three	Three	June 1,	January 1,
	Months	Months	2010	2010
	Ended	Ended	through	through
	March 31,	March 31,	December 31,	May 31,	Years Ended December 31,
	2011	2010	2010	2010	2009	2008	2007	2006
	(Unaudited)
	(Dollars in thousands, except per share amounts)

Operating data:(1)
Net revenue	$160,022	$165,028	$444,142	$295,424	$723,620	$863,121	$719,757	$432,930
Operating expenses:
Cost of revenue, exclusive of depreciation and amortization shown separately below	68,522	68,978	164,594	116,103	306,648	353,014	254,727	120,270
Selling, general and administrative	46,192	46,631	113,637	78,582	203,871	227,517	195,611	126,558
Corporate general and administrative expenses	14,452	5,160	26,394	8,929	26,320	32,049	44,642	30,287
Local marketing agreement fees	99	269	379	455	1,027	1,334	1,326	1,268
Asset impairment and disposal charges(2)	—	—	—	—	985,653	1,208,208	1,612,443	174,049
Depreciation and amortization	23,043	6,855	58,564	11,365	35,599	45,264	30,678	16,740
Non-cash amounts related to contractual obligations(3)	—	—	—	—	—	21,440	—	—

	Successor	Predecessor	Successor	Predecessor
			Period	Period
			from	from
	Three	Three	June 1,	January 1,
	Months	Months	2010	2010
	Ended	Ended	through	through
	March 31,	March 31,	December 31,	May 31,	Years Ended December 31,
	2011	2010	2010	2010	2009	2008	2007	2006
	(Unaudited)
	(Dollars in thousands, except per share amounts)

Other, net(4)	7,284	(2)	7,486	854	6,841	(1,688)	(3,900)	(1,026)

Total operating expenses:	159,592	127,891	371,054	216,288	1,565,959	1,887,138	2,135,527	468,146

Operating income (loss)	430	37,137	73,088	79,136	(842,339)	(1,024,017)	(1,415,770)	(35,216)

Reorganization items, net(5)	—	13,480	—	(1,014,077)	4,556	—	—	—
Interest expense, net	12,411	10,521	45,365	17,771	190,175	211,818	100,741	32,911
Extinguishment of debt(6)	—	—	20,969	—	(428)	(114,736)	—	—
Write-off of deferred financing costs and debt discount upon extinguishment of debt and other debt related fees(6)	—	—	984	—	814	11,399	555	—

(Loss) income before income taxes	(11,981)	13,136	5,770	1,075,442	(1,037,456)	(1,132,498)	(1,517,066)	(68,127)
Income tax (benefit) expense	(5,343)	1,656	7,553	5,737	(254,097)	(162,679)	(231,830)	(20,113)

Net (loss) income applicable to common shares	$(6,638)	$11,480	$(1,783)	$1,069,705	$(783,359)	$(969,819)	$(1,285,236)	$(48,014)

Net (loss) income per share:
Basic	$(0.15)	$0.04	$(0.04)	$4.02	$(2.97)	$(3.69)	$(6.61)	$(0.43)

Diluted	$(0.15)	$0.04	$(0.04)	$3.99	$(2.97)	$(3.69)	$(6.61)	$(0.43)

Dividends declared per share	$—	$—	$—	$—	$—	$—	$0.18	$0.54

Special distribution declared per share	$—	$—	$—	$—	$—	$—	$2.4631	$—

Weighted average common shares outstanding:
Basic	45,625	266,085	45,625	266,041	263,989	262,812	194,374	111,453

Diluted	45,625	268,005	45,625	267,961	263,989	262,812	194,374	111,453

Other data:
Cash flow provided by (used in):
Operating activities	$36,872	$48,489	$93,636	$44,587	$65,653	$130,852	$171,923	$136,277
Investing activities	441	(5,830)	(278)	(11,152)	(10,148)	(9,838)	(1,588)	(41,516)
Financing activities	(3,680)	(41)	(72,480)	(130)	(16,698)	(302,701)	26,239	(95,234)
Capital expenditures	1,558	2,164	6,671	3,409	7,761	8,920	12,345	11,790
Current tax expense (benefit)	272	280	1,496	587	(8,580)	13,489	3,512	2,491
Deferred tax (benefit) expense	(5,615)	1,376	6,057	5,150	(245,517)	(176,168)	(235,342)	(22,604)

	Successor		Predecessor
	March 31,	December 31,	December 31,
	2011	2010	2009	2008	2007	2006
	(Unaudited)
	(Dollars in thousands)

Balance sheet data:
Cash and cash equivalents	$145,257	$111,624	$57,441	$18,634	$200,321	$3,747
Intangible assets, net(2)	1,858,682	1,883,389	960,058	1,963,973	3,211,303	1,967,204
Total assets	2,407,445	2,408,114	1,417,989	2,432,970	3,843,435	2,173,696
Long-term debt and other liabilities (including current portion)	803,065	808,428	2,243,025	2,206,918	2,532,527	751,021
Liabilities subject to compromise(7)	—	—	2,270,418	—	—	—
Stockholders’ equity (deficit)	1,280,050	1,274,657	(1,071,858)	(298,948)	627,239	1,124,308
Working capital(8)	249,166	227,632	201,443	106,141	324,497	50,438
Working capital with liabilities subject to compromise(8)	—	—	(2,068,975)	—	—	—

(1)	Citadel’s selected consolidated historical financial data includes the operating results, acquired assets and assumed liabilities of Citadel’s consummation of the separation of the ABC Radio Network business and 22 ABC radio stations (collectively, the “ABC Radio Business”) from The Walt Disney Company and its subsidiaries subsequent to June 12, 2007, the closing date of its acquisition by Citadel.

(2)	Citadel performed its 2010 annual evaluation of FCC licenses and goodwill as of October 1, the annual testing date. Based on the results of Citadel’s 2010 annual impairment evaluation, the fair values of its FCC Authorizations more likely than not exceeded their carrying values and, therefore, no impairment of these assets had occurred as of the date of the annual test. Citadel conducted impairment tests during the years ended December 31, 2009, 2008, 2007 and 2006, which resulted in non-cash impairment charges of $933.1 million, $1,197.4 million, $1,591.5 million and $174.0 million, respectively, on a pre-tax basis, to reduce the carrying amounts of its FCC Authorizations and goodwill. Asset impairment charges of $42.6 million, on a pre-tax basis, were recognized by Citadel during the year ended December 31, 2009 to reduce the carrying amounts of its customer and affiliate relationships to their estimated fair values. Additionally, Citadel recognized non-cash impairment and disposal charges of $10.0 million, $10.8 million and $20.9 million during the years ended December 31, 2009, 2008 and 2007, respectively, to write down the carrying amounts of certain stations to be divested by it to their estimated fair market values.

(3)	Operating income for 2008 reflects a non-cash charge of approximately $21.4 million primarily due to Citadel’s settlement with its previous national representation firm. Under the terms of the settlement, Citadel’s new representation firm settled Citadel’s obligations under the settlement agreement with its previous representation firm and entered into a new long-term contract with Citadel.

(4)	Other, net of approximately $7.3 million for the three months ended March 31, 2011 includes approximately $6.5 million in costs related to the merger. For the period from June 1, 2010 through December 31, 2010, other, net of $7.5 million includes approximately $6.0 million of bankruptcy-related expenses incurred by the Successor. Other, net of approximately $6.8 million for 2009 includes $9.0 million of bankruptcy-related costs for financial advisory services and legal expenditures, offset by income due to a contract adjustment related to the ABC Radio Business of approximately $2.4 million.

(5)	Reorganization costs associated with the Predecessor’s bankruptcy filing in December 2009 were $13.5 million for the three months ended March 31, 2010. This amount represented $11.4 million in professional fees paid for legal, consulting, and other related services and $2.1 million to adjust the liability related to rejected executory contracts to their estimated allowed claim amounts. Included in reorganization items during the period from January 1, 2010 through May 31, 2010 were (a) adjustments resulting from the application of fresh-start accounting to reflect the revaluation of assets and liabilities upon Citadel’s emergence from bankruptcy, resulting in a net gain of $921.8 million, (b) the restructuring of Citadel’s capital structure and resulting discharge of pre-petition debt in accordance with Citadel’s second modified joint plan of reorganization (the “Emergence Plan”), resulting in a gain of $139.8 million and (c) expenses incurred related to certain emergence-related items, legal, consulting and other professional services, and amounts resulting from the rejection of certain executory contracts of $47.5 million. The reorganization items incurred during the year ended December 31, 2009 represent primarily $4.1 million for the write-off of deferred financing costs and $0.5 million in professional fees incurred by the Predecessor. Beginning on the Fresh-Start Date, continuing expenses related to the remaining bankruptcy matters are recorded in other, net in the Successor’s statement of operations.

(6)	During the period from June 1, 2010 through December 31, 2010, Citadel repaid the principal balance outstanding under a term loan, dated as of June 3, 2010, among Citadel, the several lenders party thereto and JPMorgan Chase Bank, N.A. (the “Emergence Term Loan Facility”) with the proceeds from the issuance of the Citadel Senior Notes and borrowings under a separate term loan agreement, along with cash on hand. Pursuant to the terms of the Emergence Term Loan Facility, a prepayment penalty of $38.0 million was incurred; this was netted against the write off of the unamortized balance of the valuation adjustment of $17.1 million, which resulted in loss on extinguishment of debt of $21.0 million. In connection with this repayment, Citadel also wrote off the unamortized balance of deferred financing costs of $1.0 million. On June 12, 2007, the Predecessor entered into a senior credit and term facility (the “Predecessor Senior Credit and Term Facility”) and used the proceeds to repay the outstanding balance of Citadel’s then-existing senior credit facility. As a result, Citadel wrote off $0.6 million of deferred financing costs. The Predecessor Senior Credit and Term Facility was amended in 2008 and 2009, which, among other things, permitted Citadel to make voluntary prepayments of the Predecessor Senior Credit and Term Facility, subject to certain conditions. In connection with these modifications and the related prepayments, during the years ended December 31, 2009 and 2008, Citadel wrote off $0.2 million and $3.5 million of debt issuance costs, respectively. Additionally, in connection with the fourth amendment to the Predecessor Senior Credit and Term Facility in March 2009, Citadel recognized expense of $0.6 million related to costs paid to third parties, and Citadel wrote off $0.6 million in debt issuance costs related to the third amendment to the Predecessor Senior Credit and Term Facility in November 2008, which permanently reduced the aggregate revolving credit commitments available. In connection with the repurchase of a portion of Citadel’s convertible subordinated notes, Citadel also wrote off approximately $2.3 million of debt issuance costs and $5.0 million of debt discount during the year ended December 31, 2008. Also in 2008, Citadel recognized gains of approximately $58.4 million and $56.3 million, both net of transaction fees, related to the early extinguishment of a portion of its Predecessor Senior Credit and Term Facility and the repurchase of a portion of its convertible subordinated notes, respectively. The repurchase of a portion of the convertible subordinated notes during the year ended December 31, 2009 resulted in a gain of $0.4 million.

(7)	Liabilities subject to compromise consist of pre-petition claims that were expected to be restructured or impaired pursuant to the Emergence Plan and include primarily the balance of Citadel’s senior debt as of December 31, 2009.

(8)	Working capital is calculated using current assets less current liabilities not subject to compromise. Working capital with liabilities subject to compromise is calculated using current assets less current liabilities and liabilities subject to compromise.

UNAUDITED SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited selected pro forma condensed consolidated financial information is based on the historical consolidated financial statements of each of Cumulus Media and Citadel, each of which are incorporated by reference in this information statement/proxy statement/prospectus.

The following unaudited selected pro forma condensed consolidated financial information is intended to provide you with information about how each of the CMP Acquisition and the merger, and the related refinancing transactions, might have affected Cumulus Media’s historical consolidated financial statements if such transactions had closed as of January 1, 2010, in the case of the statements of operations information and as of March 31, 2011, in the case of the balance sheet information.

The unaudited selected pro forma condensed consolidated financial information is presented on:

•	a “CMP Pro Forma Basis,” giving effect to the 2019 Notes Offering and the CMP Acquisition (including certain developments in CMP’s business);

•	a “Citadel Pro Forma Basis,” giving effect to the 2019 Notes Offering, the merger and the Global Refinancing (excluding any portion thereof related to the refinancing of CMP Debt); and

•	an “Overall Pro Forma Basis,” giving effect to the 2019 Notes Offering, the CMP Acquisition (including certain developments in CMP’s business), the merger and the Global Refinancing.

Pursuant to the merger agreement, Cumulus Media has agreed to issue to holders of Citadel common stock (including holders of warrants to acquire Citadel common stock) up to 151,485,282 shares of Cumulus Media common stock (plus an additional number of shares based upon the number of shares of common stock that are issued upon the exercise of stock options to purchase shares of Citadel common stock prior to the closing date of the merger and have agreed to pay to holders of Citadel common stock (including holders of warrants to acquire Citadel common stock) up to $1,408.7 million in cash (plus an additional amount based upon the number of Citadel shares of common stock that are issued upon the exercise of stock options to purchase shares of Citadel common stock prior to the closing of the merger, less the cash value of any dissenting shares), with the actual number of shares to be issued, and amount of cash to be paid, dependent upon elections to be made by Citadel stockholders prior to the completion of the merger. For purposes of this unaudited selected pro forma condensed consolidated financial information, Cumulus Media has assumed that the merger consideration will consist of $1,258.2 million in cash and the issuance of 114,872,375 shares of Cumulus Media Class A common stock (which represents the arithmetic mean, or “midpoint,” of the amount of cash which would be payable, and the number of shares of Cumulus Media Class A common stock which would be issuable to holders of Citadel common stock based on the Cash Consideration Cap and the Stock Consideration Cap), which shares have an assumed aggregate value of $390.6 million (based on an assumed price per share of Cumulus Media Class A common stock of $3.40, the closing price of such common stock on the Nasdaq Global Select Market on July 15, 2011, the most recent practicable date). If Citadel stockholders and warrant holders make elections such that the merger consideration is payable at the Cash Consideration Cap, Cumulus Media would potentially draw an additional $70.0 million under the revolving credit facility from that shown as borrowed under the mid-point model presented in the following unaudited selected pro forma condensed consolidated financial information, which would have resulted in additional interest expense of $1.0 million for the three months ended March 31, 2011 and $3.9 million for the twelve months ended December 31, 2010.

The CMP Acquisition is being accounted for, and the merger will be accounted for, as a business combination using the acquisition method of accounting and, accordingly, is expected to result in the recognition of assets acquired and liabilities assumed at fair value. However, as of the date of this information statement/proxy statement/prospectus, Cumulus Media has not performed the valuation studies necessary to estimate the fair values of the assets Cumulus Media expects to acquire and the liabilities Cumulus Media expects to assume to reflect the allocation of purchase price to the fair values of such amounts.

For purposes of preparing the pro forma adjustments to reflect the CMP Acquisition, Cumulus Media has estimated the fair values of the indefinite-lived intangible assets based on information available as of December 31, 2010. For purposes of preparing the pro forma adjustments to reflect the merger, Cumulus Media has carried forward the net book value of the tangible assets and indefinite-lived and definite-lived intangible assets from those appearing in Citadel’s consolidated financial statements as of December 31, 2010, which are incorporated by reference into this information statement/proxy statement/prospectus, as Cumulus Media does not have any independent third-party valuations or other valuation studies estimating the value of these intangible assets. However, due to Citadel’s application of fresh-start accounting upon its emergence from bankruptcy on June 3, 2010, Citadel’s tangible and intangible assets were adjusted to fair value during 2010. For each of the CMP Acquisition and the merger, the excess of the consideration expected to be transferred over the fair value of the net assets expected to be acquired has been presented as an adjustment to goodwill. Cumulus Media has not estimated the fair value of other assets expected to be acquired or liabilities expected to be assumed, including, but not limited to, current assets, property and equipment, current liabilities, other miscellaneous liabilities and other finite-lived intangible assets and related deferred tax liabilities. A final determination of these fair values will be based upon appraisals prepared by independent third parties and on the actual tangible and identifiable intangible assets and liabilities that exist as of the closing date of each respective acquisition. The actual allocations of the consideration transferred may differ materially from the allocation assumed in this unaudited selected pro forma condensed consolidated financial information.

The presentation of financial information on an Overall Pro Forma Basis for the year ended December 31, 2010 includes the combined results of operations of Citadel for its predecessor and successor periods. In connection with its emergence from bankruptcy on June 3, 2010 and in accordance with accounting guidance on reorganizations, Citadel adopted fresh-start accounting as of May 31, 2010. See the footnotes to Citadel’s audited historical financial statements incorporated by reference into this information statement/proxy statement/prospectus, for more information. Historical financial results of Citadel are presented for the “Predecessor” entity for periods prior to Citadel’s emergence from bankruptcy and for the “Successor” entity for periods after Citadel’s emergence from bankruptcy. As a result, financial results of periods prior to Citadel’s adoption of fresh-start accounting are not comparable to financial results of periods after that date. The combined operating results of Citadel including the Successor and Predecessor periods in 2010 are not necessarily indicative of the results that may be expected for a full fiscal year. Presentation of the combined financial information of the Predecessor and Successor for the twelve months ended December 31, 2010 is not in accordance with GAAP. However, Citadel believes that the combined financial information is useful for management and investors to assess Citadel’s ongoing financial and operational performance and trends.

The unaudited pro forma condensed consolidated financial information below is based upon currently available information and estimates and assumptions that Cumulus Media believes are reasonable as of the date hereof. These estimates and assumptions relate to matters including, but not limited to, Cumulus Media’s stock price at the date of closing of each of the CMP Acquisition and the merger (assumed to be $3.40 per share, the closing price of Cumulus Media’s common stock on the Nasdaq Global Select Market on July 15, 2011, the most recent practicable date), which will be used to determine a portion of the final purchase price consideration, the structure, including the LIBOR rate in effect for borrowings at the date of closing of, the Global Refinancing, which will be used to determine the fees and interest rate on borrowings under the Acquisition Credit Facility, and the form of the investment in Cumulus Media equity securities made by MIHI LLC pursuant to the Investment Agreement, which is assumed to be common stock, all of which will impact, among other things, Cumulus Media’s available cash, interest expense and stockholders’ equity. Cumulus Media has also assumed that, in connection with obtaining DOJ, FCC and other federal regulatory approvals required to complete the merger, the radio stations or other assets that Cumulus Media expects will be required to be divested will not be material to its consolidated financial position or results of operations. As a result, it has not made a provision in this unaudited pro forma condensed consolidated financial information for any such divestitures.

Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of either the CMP Acquisition or the merger. The unaudited pro forma condensed consolidated financial information is presented for illustrative and informational purposes only and is not intended to represent or be indicative of what Cumulus Media’s financial condition or results of operations would have been had the transactions described above occurred on or as of the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be considered representative of Cumulus Media’s future financial condition or results of operations. In addition to the pro forma adjustments to Cumulus Media’s historical consolidated financial statements, various other factors are expected to have an effect on Cumulus

Media’s financial condition and results of operations, both before and after the closing of each of the CMP Acquisition or the merger and related financing transactions.

You should read the unaudited selected pro forma condensed consolidated financial information in conjunction with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each of Cumulus Media’s and Citadel’s respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2011, each of which is incorporated by reference in this information statement/proxy statement/prospectus, and the information under the heading “Index to Unaudited Pro Forma Condensed Consolidated Financial Information,” which is included elsewhere in this information statement/proxy statement/prospectus. You should also read this information in conjunction with each of Cumulus Media’s and Citadel’s consolidated financial statements and the related notes, which are incorporated by reference in this information statement/proxy statement/prospectus, and the consolidated financial statements and the related notes of CMP, which are included elsewhere in this information statement/proxy statement/prospectus.

	Three Months Ended			Year Ended
	March 31, 2011			December 31, 2010
	CMP Pro	Citadel Pro	Overall Pro	CMP Pro	Citadel Pro	Overall Pro
	Forma Basis	Forma Basis	Forma Basis	Forma Basis	Forma Basis	Forma Basis
	(Dollars in thousands)

Statement of Operations Data:
Net revenues	$94,222	$217,880	$254,244	$441,008	$1,002,899	$1,180,574
Station operating expenses (excluding depreciation, amortization and LMA fees)	59,748	152,269	174,462	256,824	632,723	729,740
Depreciation and amortization	3,796	25,166	26,839	15,894	99,231	106,027
LMA fees	581	680	680	2,054	2,888	2,888
Corporate general and administrative (including non-cash stock compensation expense)	9,150	22,581	23,602	21,778	60,342	63,601
(Gain) loss on exchange of assets or stations	(15,158)	(14,992)	(14,992)	29	1,130	1,159
Realized loss on derivative instrument	40	40	40	1,957	1,957	1,957
Impairment of intangible assets and goodwill(1)	—	—	—	671	671	671
Other operating (expense) income	(6)	7,118	7,112	—	7,210	7,210

Operating income	36,071	25,018	36,501	141,801	196,747	267,321
Interest expense, net	(16,839)	(38,256)	(50,686)	(70,835)	(153,023)	(202,741)
Terminated transaction expense	—	—	—	(7,847)	(7,847)	(7,847)
Other income, net	—	—	—	107	108	107
Income tax (expense) benefit	(2,384)	10,614	11,105	(14,153)	7,377	495

Net income (loss)	$16,848	$(2,624)	$(3,080)	$49,073	$43,362	$57,335

	As of March 31, 2011
	CMP	Citadel	Overall
	Pro Forma	Pro Forma	Pro Forma
	Basis	Basis	Basis
	(Dollars in thousands)

Balance Sheet Data:
Total assets	$1,196,614	$3,086,948	$3,913,244
Long-term debt (including current portion)	1,230,984	2,251,652	2,883,045
Total stockholders’ (deficit) equity	(213,896)	391,096	477,943

(1)	Impairment charge recorded in connection with Cumulus Media’s interim and annual impairment testing under ASC 350. See Note 4, “Intangible Assets and Goodwill,” in the notes to Cumulus Media’s audited consolidated financial statements incorporated by reference in this information statement/proxy statement/prospectus for further discussion.

COMPARATIVE PER SHARE DATA

The following table shows, for the three months ended March 31, 2011 and the year ended December 31, 2010, historical and pro forma equivalent per share data for Citadel common stock and historical and pro forma combined per share data for Cumulus Media Class A common stock. The information in the table is derived from each of Cumulus Media’s and Citadel’s respective historical consolidated financial statements incorporated by reference herein, as well as the unaudited pro forma condensed consolidated financial information included elsewhere herein.

The Citadel pro forma equivalent information shows the effect of the merger from the perspective of an owner of Citadel common stock. The information was computed by multiplying the Citadel Pro Forma Basis combined (loss) income from continuing operations per share and Citadel Pro Forma Basis book value as of and for the respective period by the exchange ratio of 8.525 shares of Cumulus Media Class A common stock for each share of Citadel common stock in the merger, so that the per share amounts equate to the respective values for one share of Citadel common stock. For all periods presented, dividends are not included in the calculations as none were declared or paid. In the following tables, for all periods subsequent to Citadel’s adoption of fresh-start accounting, the Citadel common stock columns include the outstanding number of shares of both Citadel’s Class A common stock and Class B common stock and include warrants to purchase Citadel common stock, as all such components of Citadel’s equity are treated equally for accounting purposes, and the distinctions relate solely to certain voting restrictions and conversion mechanisms in order to allow Citadel to comply with applicable FCC rules and policies. Furthermore, the pro forma equivalent and pro forma combined computations in the table below assume that Cumulus Media issues only shares of its Class A common stock to Citadel stockholders in the merger, which will be treated equally with Cumulus Media’s Class B common stock (and warrants) for accounting purposes, with the distinctions relating only to certain voting restrictions and conversion mechanisms in order to allow Cumulus Media to comply with applicable FCC rules and policies. These computations exclude any potential impact, on a Citadel Pro Forma Basis, of the completion of the CMP Acquisition, and also do not include any potential benefit to Citadel stockholders from receiving any amount of cash as a component of the merger consideration.

The Citadel Pro Forma Basis combined data below is presented for illustrative purposes only. The Citadel Pro Forma Basis adjustments to the statements of operations data are based on the assumption that the merger was consummated on January 1, 2010 in the case of the data for the three months ended March 31, 2011 and for the year ended December 31, 2010. The Citadel Pro Forma Basis adjustments to the balance sheet are based on the assumption that the merger was consummated on each of the respective dates presented below.

Actual financial condition and results of operations may have been different had the companies always been combined. You should not rely on this information as being indicative of the historical financial condition and results of operations that would have actually been achieved or of the future results of the combined company.

You should read the information below together with the historical financial statements and related notes of each of Cumulus Media and Citadel, which are incorporated by reference in this information statement/proxy statement/prospectus, as well as with the information under the heading “Index to Unaudited Pro Forma

Condensed Consolidated Financial Information,” included elsewhere herein. See “Where You Can Find More Information” beginning on page 219.

	Citadel Common Stock			Cumulus Media Class A Common Stock
			Citadel		Citadel
			Pro Forma		Pro Forma
	Historical		Basis Equivalent	Historical	Basis Combined

(Loss) Income from Continuing Operations Per Share
Basic
Three Months Ended March 31, 2011	$(0.15)		$(0.14)	$0.38	$(0.02)
Year Ended December 31, 2010	(a	)	$2.38	$0.70	$0.28
Diluted
Three Months Ended March 31, 2011	$(0.15)		$(0.14)	$0.37	$(0.02)
Year Ended December 31, 2010	(a	)	$2.37	$0.69	$0.28
Cash Dividends Declared Per Share
Three Months Ended March 31, 2011	—		—	—	—
Year Ended December 31, 2010	(a	)	—	—	—
Book Value Per Share
March 31, 2011	$56.22		$21.34	$(8.99)	$2.50
December 31, 2010	$56.22		N/A	$(9.60)	N/A

(a)	As a result of Citadel’s emergence from Chapter 11 proceedings and its adoption of fresh-start accounting, historical information relating to Citadel common stock during the year ended December 31, 2010 is shown for the Predecessor for the period from January 1, 2010 through May 31, 2010, and for the Successor for the period from June 1, 2010 through December 31, 2010.

Citadel Common Stock
Historical

Loss (Income) from Continuing Operations Per Share
Basic
Successor-Period from June 1, 2010 through December 31, 2010	$(0.04)
Predecessor-Period from January 1, 2010 through May 31, 2010	$4.02
Diluted
Successor-Period from June 1, 2010 through December 31, 2010	$(0.04)
Predecessor-Period from January 1, 2010 through May 31, 2010	$3.99
Cash Dividends Declared Per Share
Successor-Period from June 1, 2010 through December 31, 2010	$—
Predecessor-Period from January 1, 2010 through May 31, 2010	$—

COMPARATIVE MARKET VALUE OF SECURITIES

Cumulus Media Class A common stock is quoted on the Nasdaq Global Select Market under the symbol “CMLS.” Citadel Class A common stock and Citadel Class B common stock are each quoted by the OTC Link on the OTCQB tier under the symbols “CDELA” and “CDELB,” respectively. The following table shows the closing prices of each of Cumulus Media Class A common stock, Citadel Class A common stock and Citadel Class B common stock as reported on March 9, 2011, the last trading day prior to the public announcement of the merger, and on August 4, 2011, the latest practicable date prior to the date of this information statement/proxy statement/prospectus. This table also shows the implied value of the merger consideration for each share of Citadel Class A common stock and Class B common stock, which was calculated by multiplying the closing price of Cumulus Media Class A common stock on the relevant date by the exchange ratio of 8.525 shares of Cumulus Media Class A common stock for each share of Citadel common stock. For purposes of this table, Cumulus Media assumed the issuance only of shares of Cumulus Media Class A common stock to Citadel stockholders in the merger, which shares have a publicly quoted market price, and which will be treated equally with Cumulus Media’s Class B common stock (and warrants) for accounting purposes, with the distinctions relating only to certain voting restrictions and conversion mechanisms in order to allow Cumulus Media to comply with applicable FCC rules and policies. These computations also do not include any potential benefit to Citadel stockholders from receiving any amount of cash as a component of merger consideration.

	Closing Price of
	Cumulus	Closing Price of	Closing Price of	Implied Value of
	Media Class A	Citadel Class A	Citadel Class B	Merger
	Common Stock	Common Stock	Common Stock	Consideration

As of March 9, 2011	$5.10	$34.00	$34.37	$43.48
As of August 4, 2011	$3.28	$34.00	$33.80	$27.96

The market price of Cumulus Media Class A common stock and Citadel Class A common stock and Citadel Class B common stock will fluctuate prior to Citadel’s special meeting and before the merger is completed, which will affect the implied value of the merger consideration to Citadel stockholders. You should obtain current market quotations for the shares before making any decisions with respect to the merger.

CITADEL SPECIAL MEETING

Information Statement/Proxy Statement/Prospectus

This information statement/proxy statement/prospectus is being furnished to Citadel stockholders in connection with the solicitation of proxies by Citadel’s board of directors in connection with the special meeting of Citadel stockholders.

This information statement/proxy statement/prospectus and the enclosed proxy card(s) are first being sent to Citadel stockholders on or about August 8, 2011.

Date, Time and Place of the Citadel Special Meeting

The Citadel special meeting is to be held on September 15, 2011, at 8:00 A.M., local time, at 270 Park Avenue, 2nd Floor, New York, NY 10017.

Purpose of the Citadel Special Meeting

At the Citadel special meeting, holders of Citadel Class A common stock as of the record date will be asked to:

1. consider and vote upon the adoption of the merger agreement;

2. consider and vote upon the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting;

3. consider and vote upon the election of each of the two class I director nominees to Citadel’s board of directors;

4. consider and vote on a non-binding, advisory basis to approve compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger;

5. consider and vote upon the ratification of the appointment of Deloitte & Touche LLP to serve as Citadel’s independent registered public accountants for the year ending December 31, 2011; and

6. consider and act upon such other business as may properly come before the special meeting or any adjournment or postponement thereof.

In addition, at the Citadel special meeting, holders of Citadel Class B common stock as of the record date will be asked to consider and vote, together with holders of Citadel Class A common stock as of the record date as a single class, upon Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

At this time, Citadel is not aware of any other matters that will be presented for a vote at the special meeting. However, if any other matters properly come before the special meeting, the proxies will have the discretion to vote upon such matters in accordance with their best judgment.

Voting Electronically or by Telephone

If your shares of common stock of Citadel are registered directly in your name on the records of The Bank of New York Mellon, you are considered a stockholder of record and will receive proxy materials from Citadel. If your shares are held through a broker, bank or other financial institution, you are considered the beneficial owner of shares held in street name and will receive proxy materials from your broker, bank or other institution.

Whether or not you plan to attend the Citadel special meeting, your vote is important, and Citadel encourages you to vote promptly. You can ensure your shares are represented at the special meeting by promptly submitting your proxy by Internet or by voting by telephone or marking, signing, dating and returning the appropriate proxy card in the envelope provided. Each valid proxy received in time will be voted at the special meeting according to the choice specified, if any. A proxy may be revoked at any time before the proxy is voted, as outlined below.

Record Date and Voting

Holders of record, on August 3, 2011 of Citadel Class A common stock will be entitled to notice of and to vote at the Citadel special meeting with regard to Proposals 1-6 described above. Holders of Citadel Class B common stock as of the record date will be entitled to notice of and to vote at the special meeting, together with holders of Citadel Class A common stock as of the record date as a single class, with regard to Proposals 1 and 5 described above, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6. On the record date there were 23,465,417 total shares of Citadel common stock outstanding and entitled to vote at the special meeting, held by approximately 225 holders of record. Each of the 4,406,008 shares of Citadel Class A common stock issued and outstanding on the record date is entitled to one vote at the special meeting with regard to Proposals 1-6, and each of the 19,059,409 shares of Citadel Class B common stock issued and outstanding on the record date is entitled to one vote at the special meeting with regard to Proposals 1 and 5, and, to the extent holders of Citadel Class B common stock are entitled to vote on such other business, Proposal 6.

In order for business to be conducted at the Citadel special meeting, a quorum must be present. For all matters, a majority of the shares of Citadel Class A common stock and Citadel Class B common stock, taken together, issued and outstanding on the record date and entitled to vote at the special meeting, present in person or represented by proxy, constitutes a quorum. If a broker or other record holder of shares returns a proxy card indicating that it does not have discretionary authority to vote as to a particular matter, those shares will be treated as not entitled to vote on that matter. Abstentions and broker non-votes will be counted as shares present for purposes of determining whether a quorum is present.

If your proxy card is properly executed and received by Citadel in time to be voted at the Citadel special meeting, the shares represented by your proxy (including those given through the Internet or by telephone) will be voted in accordance with the instructions that you mark on your proxy card. Executed but unvoted proxies will be voted in accordance with the recommendations of Citadel’s board of directors.

Vote by Citadel’s Directors and Executive Officers

As of the record date, Citadel directors and executive officers, and their affiliates, as a group, owned and were entitled to vote 60,000 shares of Citadel Class A common stock, or approximately 1.4% of the outstanding Citadel Class A common stock, and no shares of Citadel Class B common stock, together equaling approximately 0.3% of the total outstanding shares of Citadel common stock. Citadel currently expects that its directors and executive officers will vote their shares in favor of Proposals 1, 2, 4 and 5, and in favor of each of the director nominees in Proposal 3, but none of Citadel’s directors or executive officers have entered into any agreement obligating them to do so.

Vote Required

Proposal 1 requires the affirmative vote of a majority of the outstanding shares of Citadel Class A common stock and Class B common stock as of the record date, voting together as a single class, to be approved. Proposal 5 requires the affirmative vote of a majority of the votes cast at the Citadel special meeting by holders of Citadel Class A common stock and Class B common stock as of the record date, voting together as a single class, to be approved.

Proposals 2 and 4 require the affirmative vote of a majority of the votes cast at the special meeting by holders of Citadel Class A common stock as of the record date to be approved. With respect to each director nominee, Proposal 3 requires the affirmative vote of a plurality of the votes cast in person or by proxy at the Citadel special meeting by holders of Citadel Class A common stock as the record date to be approved.

Adoption of merger agreement.  The affirmative vote of the holders of at least a majority of the outstanding shares of Citadel Class A common stock and Class B common stock as of the record date and entitled to vote, voting together as a single class, is required to adopt the merger agreement. The required vote of Citadel stockholders on the merger agreement is based upon the number of outstanding shares of Citadel common stock, and not the number of shares that are actually voted. Brokers do not have discretionary authority to vote on this Proposal. The failure to submit a proxy card or to vote by Internet, telephone or in person at the special meeting of Citadel stockholders or the abstention from voting by Citadel stockholders, or the failure of any Citadel stockholder who holds shares in “street name” through a bank or broker to give voting instructions to such bank or broker (a “broker non-vote”), will have the same effect as a vote against the adoption of the merger agreement.

Approval of the adjournment of Citadel’s special meeting.  The affirmative vote of a majority of the votes cast by holders of Citadel Class A common stock outstanding as of the record date at the special meeting is required to approve the Proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. The required vote of holders of Citadel Class A common stock to approve the Proposal to adjourn the special meeting of Citadel stockholders, if necessary, to solicit additional proxies is based on the number of shares that are actually voted, not on the number of outstanding shares of Citadel Class A common stock. Brokers do not have discretionary authority to vote on this Proposal. The failure to submit a proxy card or to vote by Internet, telephone or in person at the special meeting of Citadel’s stockholders or the abstention from voting by holders of Citadel Class A common stock, or a broker non-vote, will have no effect on the Proposal to adjourn the special meeting of Citadel’s stockholders, if necessary, to solicit additional proxies.

Election of directors.  The affirmative vote of a plurality of the votes cast at the special meeting by holders of Citadel Class A common stock as of the record date is required to elect each of the two class I director nominees to Citadel’s board of directors. Brokers do not have the discretionary authority to vote on the election of directors. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will have no effect in determining whether a director has received a plurality for his or her election.

Advisory vote on golden parachute compensation.  The affirmative vote of a majority of the votes cast by the holders of Citadel Class A common stock outstanding as of the record date at the Citadel special meeting is required to approve on a non-binding, advisory basis compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger. While Citadel’s board of directors intends to consider the vote resulting from this Proposal, the vote is advisory, and therefore not binding on Citadel, its compensation committee or its board of directors. Brokers do not have discretionary authority to vote on this Proposal. Abstentions and broker non-votes will not be counted as votes cast and, therefore, will have no effect on this Proposal.

Ratification of appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants.  The affirmative vote of a majority of the votes cast by holders of Citadel Class A common stock and Citadel Class B common stock outstanding as of the record date, voting together as a single class, at the Citadel special meeting is required to ratify the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011. The ratification of the selection of Deloitte & Touche LLP as Citadel’s independent registered public accounting firm for 2011 is deemed to be a discretionary matter and brokers will be permitted to vote uninstructed shares as to such matter. Abstentions will not be counted as votes cast and, therefore, will have no effect on this Proposal.

Other matters.  As of the date of this information statement/proxy statement/prospectus, Citadel’s board of directors knows of no matters that will be presented for consideration at the Citadel special meeting other than as described in this information statement/proxy statement/prospectus. If any other matters properly come before the Citadel special meeting or any adjournments or postponements of the meeting and are voted upon, the enclosed proxies will confer discretionary authority on the individuals named as proxies to vote the shares represented by such proxy as to any other matters. The individuals named as proxies intend to vote in accordance with their best judgment as to any other matters. To the extent Citadel receives proper notice of a stockholder’s intent to bring a matter before the special meeting, Citadel will in advance of the special meeting advise stockholders as to how the proxies intend to vote on such matter.

Recommendation of Citadel’s Board of Directors

Citadel’s board of directors recommends votes:

1. FOR the adoption of the merger agreement;

2. FOR the approval of the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to adopt the merger agreement at the time of the special meeting;

3. FOR the election of each of the two class I director nominees to Citadel’s board of directors;

4. FOR the approval on a non-binding, advisory basis of compensation that may be paid or become payable to Citadel’s named executive officers that is based on or otherwise relates to the merger; and

5. FOR the ratification of the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011.

Citadel’s board of directors did not, and does not, make any recommendation as to whether or to what extent any Citadel stockholder or warrant holder should elect cash or stock consideration in the merger. Citadel stockholders and warrant holders should carefully read this information statement/proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger. In particular, Citadel stockholders and warrant holders are directed to the merger agreement, which is attached as Annex A hereto.

Revocability of Proxies

You may change or revoke your proxy at any time before the Citadel special meeting by:

•	delivering written notice of revocation to the Secretary, Citadel Broadcasting Corporation, 7690 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129, in time for the Secretary to receive it before the special meeting;

•	voting again by Internet, telephone or mail (provided that such new vote is received in a timely manner pursuant to the instructions above); or

•	voting in person at the special meeting.

The last vote that Citadel receives from you will be the vote that is counted.

Inspector of Election

Citadel’s board of directors has appointed a representative of The Bank of New York Mellon to act as the Inspector of Election at the Citadel special meeting.

Attending the Citadel Special Meeting

You are entitled to attend the Citadel special meeting only if you are a stockholder of record of Citadel or you hold your shares of Citadel beneficially in the name of a bank, broker, or other nominee as of the record date, or you hold a valid proxy for the special meeting.

If you are a stockholder of record of Citadel and wish to attend the Citadel special meeting, please so indicate on the appropriate proxy card or as prompted by the telephone or Internet voting system. Your name will be verified against the list of stockholders of record prior to your being admitted to the special meeting.

If a bank, broker or other nominee is the record owner of your shares of Citadel, you will need to have proof that you are the beneficial owner to be admitted to the Citadel special meeting. A recent statement or letter from your bank or broker confirming your ownership as of the record date, or presentation of a valid proxy from a bank, broker or other nominee that is the record owner of your shares, would be acceptable proof of your beneficial ownership.

You should be prepared to present photo identification for admittance. If you do not provide photo identification or comply with the other procedures outlined above upon request, you may not be admitted to the special meeting.

Voting Procedures

You may vote your shares by proxy electronically via the Internet, by telephone, by sending in the appropriate paper proxy card or in person at the Citadel special meeting.

Whether you vote your proxy electronically over the Internet, by telephone or by mail, Citadel will treat your proxy the same way. The individuals appointed as proxyholders will be Farid Suleman, Randy Taylor and Hilary Glassman. The shares of common stock of Citadel represented by valid proxies that are received in time for the Citadel special meeting will be voted as specified in such proxies. Valid proxies include all properly executed, written paper proxy cards received pursuant to this solicitation that are not later revoked. Executed but unvoted proxies will be voted in accordance with the recommendations of Citadel’s board of directors.

Proxy Solicitations

Citadel is soliciting proxies for the Citadel special meeting from Citadel stockholders. Citadel will reimburse brokers, banks, institutions and others holding common stock of Citadel as nominees for their expenses in sending proxy solicitation material to the beneficial owners of such common stock of Citadel and obtaining their proxies.

Stockholder Proposals

Any stockholders who intend to present proposals at Citadel’s 2012 annual meeting of stockholders, and who wish to have such proposals included in Citadel’s proxy statement for the 2012 annual meeting, must ensure that such proposals are received by the Secretary of Citadel at a date to be announced if the merger is not consummated. Such proposals must meet the requirements set forth in the rules and regulations of the SEC in order to be eligible for inclusion in Citadel’s 2012 proxy solicitation material. Any proposals should be sent to the Secretary, Citadel Broadcasting Corporation, 7690 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129. In the event the merger is completed before that date, it is not expected that Citadel would hold a 2012 annual meeting of stockholders.

Results of the Citadel Special Meeting

The preliminary voting results will be announced at the Citadel special meeting. In addition, within four business days following the Citadel special meeting, Citadel intends to file the final voting results with the SEC on Form 8-K. If the final voting results have not been certified within that four business day period, Citadel will report the preliminary voting results on Form 8-K at that time and will file an amendment to the Form 8-K to report the final voting results within four days of the date that the final results are certified.

CITADEL DIRECTORS AND EXECUTIVE OFFICERS

On December 20, 2009, Citadel and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under the provisions of chapter 11 of title 11 of the United States Code (collectively, the “Chapter 11 Proceedings”). Upon emergence from the Chapter 11 Proceedings on June 3, 2010, a new board of directors was appointed, except for Mr. Suleman, Citadel’s chief executive officer, who continued to serve as Citadel’s chief executive officer and a member of Citadel’s board of directors. The following table sets forth the names and ages of Citadel’s executive officers and directors.

Name	Age	Position

Farid Suleman	59	President, Chief Executive Officer and Director
Judith A. Ellis	62	Chief Operating Officer
Randy L. Taylor	48	Senior Vice President and Chief Financial Officer
Patricia Stratford	48	Senior Vice President — Finance and Administration and Assistant Secretary
Hilary E. Glassman	49	Senior Vice President, General Counsel and Corporate Secretary
John L. Sander	69	Chairman of the Board of Directors
William M. Campbell, III	51	Director
Jonathan Mandel	59	Director
Gregory Mrva	41	Director
Doreen A. Wright	54	Director

Directors

Biographical information for each of Citadel’s directors is discussed in connection with Citadel’s discussion of Proposal 3, on page 93.

Executive Officers

Listed below is biographical information for each person who is currently an executive officer of Citadel.

Farid Suleman has been Citadel’s President and Chief Executive Officer and a member of its board of directors since March 2002. Mr. Suleman was also the Chairman of the board from March 2002 through June 2010. From February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., a radio and outdoor advertising company. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. From February 1994 until February 2007, Mr. Suleman was a director of Westwood One, Inc. Mr. Suleman was a special limited partner of Forstmann Little & Co., a private equity firm, from March 2002 until June 2007.

Judith A. Ellis has been Citadel’s Chief Operating Officer since February 2003. From 1997 until joining Citadel, Ms. Ellis served as Senior Vice President/Market Manager for Emmis Communications Corporation, which owns and operates radio and magazine entities.

Randy L. Taylor has been Citadel’s Senior Vice President and Chief Financial Officer, and principal financial and accounting officer, since February 29, 2008. From February 1, 2008 until February 29, 2008, Mr. Taylor served as Citadel’s Acting Chief Financial Officer and acting principal financial and accounting officer. From November 2006 until February 2008, Mr. Taylor served as Citadel’s Vice President, Finance — Principal Accounting Officer. From January 2001 until September 2005, Mr. Taylor served as Citadel’s Vice President — Finance and Corporate Secretary. From September 2005 until September 2006, Mr. Taylor served as Vice President — Corporate Controller for Bally Technologies, Inc., a diversified, worldwide gaming device company.

Patricia Stratford has been Citadel’s Senior Vice President — Finance and Administration and Assistant Secretary since May 2006. From September 2005 until May 2006, Ms. Stratford served as Citadel’s Acting

Chief Financial Officer, and was Citadel’s Vice President, Finance — Administration from August 2003 until October 1, 2005. Prior to joining Citadel, Ms. Stratford served as Director — Finance Administration and Benefits for Infinity Broadcasting Corporation from January 1999 until July 2003.

Hilary E. Glassman has been Citadel’s Senior Vice President, General Counsel and Corporate Secretary since February 2011. From July 2005 until July 2010, Ms. Glassman served as Senior Vice President, General Counsel and Secretary for Frontier Communications Corporation, a communications services provider. From February 2003 until July 2005, Ms. Glassman was associated with Sandler O’Neill & Partners, L.P., an investment bank with a specialized financial institutions practice, first as Managing Director, Associate General Counsel and then as Managing Director, Deputy General Counsel. From February 2000 until February 2003, Ms. Glassman was Vice President and General Counsel of Newview Technologies, Inc. (formerly e-Steel Corporation), a privately-held software company.

Other Matters Concerning Directors and Executive Officers

SEC regulations require Citadel to describe certain legal proceedings, including bankruptcy and insolvency filings involving its directors or executive officers or companies of which a director or executive officer was an executive officer at the time of filing. Each of the executive officers listed above, other than Ms. Glassman, served as an officer of Citadel at the time Citadel filed for protection under Chapter 11 of the Bankruptcy Code in December of 2009. Further, Mr. Suleman, Citadel’s chief executive officer, served as Chairman of the board at the time Citadel filed for protection under Chapter 11 of the Bankruptcy Code in December of 2009.

Effective December 31, 2009, Citadel’s radio music license agreements with the two largest performance rights organizations, American Society of Composers, Authors and Publishers (“ASCAP”) and Broadcast Music, Inc. (“BMI”) expired. The Radio Music License Committee (“RMLC”), which negotiates music licensing fees for most of the radio industry with ASCAP and BMI, had reached an agreement with these organizations on a temporary fee schedule that reflects a provisional discount of 7.0% against 2009 fee levels. The temporary fee reductions became effective in January 2010. Absent an agreement on longer-term fees between the RMLC and ASCAP and BMI, the U.S. District Court in New York has the authority to make an interim and permanent fee ruling for the new contract period. In May 2010 and June 2010 the U.S. District Court’s judges charged with determining the licenses fees ruled to further reduce interim fees paid to ASCAP and BMI, respectively, down approximately another 11.0% from the previous temporary fees negotiated with the RMLC. When the final license fees are set (either by negotiation or by court order), the rates will be retroactive to January 1, 2010, and the amounts could be greater or less than the temporary fees and could be material to Citadel’s financial results and cash flows. John Sander is currently the Chairman of the board of directors of both Citadel and BMI.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS OF CITADEL

Ownership of Citadel Class A common stock

The following table sets forth information regarding the beneficial ownership of Citadel Class A common stock. The table includes:

•	each person or group who is known by Citadel to own beneficially more than 5% of Citadel’s Class A common stock;

•	each of Citadel’s current directors and nominees for election as a director;

•	each current executive officer of Citadel named in the summary compensation table in this information statement/proxy statement/prospectus and each other person who served as an executive officer in 2010; and

•	all such directors and all executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, Citadel believes, based on the information provided to it, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Citadel’s Class A common stock shown as beneficially owned by them. The number of shares of Citadel Class A common stock assume the conversion of all shares of Citadel Class B common stock (including shares underlying Citadel special warrants) into Citadel Class A common stock, and the exercise of all options, warrants and other securities convertible into Citadel Class A common stock currently exercisable or exercisable within 60 days of August 1, 2011. The percentages of beneficial ownership of Citadel Class A common stock and Class B common stock, voting together as a single class, assume for each person the exercise of all options, warrants and other securities convertible into Citadel Class A common stock or Class B common stock currently exercisable or exercisable within 60 days of August 1, 2011 by such person.

Percentage of beneficial ownership is based on 4,406,008 shares of Citadel Class A common stock and 19,059,409 shares of Citadel Class B common stock outstanding as of August 1, 2011, as well as 23,219,455 warrants to purchase Citadel common stock (including 285,932 reserved warrants). Unless otherwise indicated, the address for each holder listed below is c/o Citadel Broadcasting Corporation, 7690 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129.

	Class A Common Stock Beneficially Owned
	Number of	Percentage of
Name and Address	Class A Shares	Class A Shares

Third Point LLC(1)	312,165	7.08%
Pentwater Capital Management LP(2)	275,319	6.25%
Farid Suleman(3)	843,197	16.06%
John L. Sander(3)	21,082	0.48%
William M. Campbell, III(3)	21,082	0.48%
Jonathan Mandel(3)	21,082	0.48%
Gregory Mrva(3)	21,082	0.48%
Doreen A. Wright(3)	21,082	0.48%
Judith A. Ellis(3)(4)	67,355	1.51%
Jacquelyn J. Orr(3)	—	0.00%
Randy L. Taylor(3)(4)	49,484	1.11%
Patricia Stratford(3)(4)	37,950	0.86%
Hilary E. Glassman(4)	10,000	0.23%
All board members and executive officers as a group (11 persons)	1,113,396	20.39%

(1)	Information obtained solely by reference to the Schedule 13G filed with the SEC on February 11, 2011 by Third Point LLC, which serves as investment manager or adviser to a variety of hedge funds and managed accounts. Third Point LLC reported that such shares are indirectly beneficially owned by Mr. Daniel S. Loeb, the Chief Executive Officer of Third Point LLC, by virtue of such position. Third Point LLC and Mr. Loeb each disclaims beneficial ownership of such shares. The address of Third Point LLC is 390 Park Avenue, New York, NY 10022.

(2)	Information obtained solely by reference to the Schedule 13G filings made with the SEC on March 4, 2011, April 1, 2011 and July 27, 2011 by Pentwater Capital Management LP. The address of Pentwater Capital Management LP is 227 West Monroe Suite 4000, Chicago, IL 60606.

(3)	In August 2010, Citadel issued nonvested shares of Class A common stock to certain members of its senior management and its board of directors pursuant to the Emergence Plan. In early November 2010, these members of Citadel’s senior management and its board of directors elected to voluntarily forfeit the shares of restricted stock granted by Citadel. On November 19, 2010, Citadel issued stock options, which are governed by the Citadel Plan, to certain members of its senior management and its board of directors as noted above. Each option is exercisable into one share of Class A common stock, and each holder’s options vest in three equal portions annually. The first tranche vested on June 3, 2011, and, subject to the earlier vesting provided for in the merger agreement, the remaining two tranches are scheduled to vest equally on each of June 3, 2012 and June 3, 2013. 75% of the options have a strike price of $28.00, 25% of the options have a strike price of $32.00 and all of the options expire on November 19, 2020.

(4)	In May 2011, Citadel issued nonvested restricted shares of Class A common stock to certain members of its senior management. The nonvested restricted shares granted to Ms. Glassman vest in three equal installments on each of February 15, 2012, February 15, 2013 and February 15, 2014; provided, that, if the merger is consummated before February 15, 2014, half of the unvested restricted shares of common stock will vest upon the consummation of the merger and the remaining half of the unvested restricted shares of common stock will vest on the date that is six months following the date of the merger, in each case subject to Ms. Glassman’s continued employment on the applicable vesting date. The nonvested restricted shares granted to each of Ms. Ellis, Ms. Stratford and Mr. Taylor vest in full on May 26, 2013; provided, that, if the merger is consummated before May 26, 2013, half of the unvested restricted shares of common stock will vest upon the consummation of the merger and the remaining half of the unvested restricted shares of common stock will vest on the date that is six months following the date of the merger, in each case subject to such individual’s continued employment on the applicable vesting date.

Ownership of Citadel Class B common stock

The following table sets forth information regarding the beneficial ownership of Citadel Class B common stock. The table includes:

•	each person or group who is known by Citadel to own beneficially more than 5% of Citadel’s Class B common stock;

•	each of Citadel’s current directors and nominees for election as a director;

•	each current executive officer of Citadel named in the summary compensation table in this information statement/proxy statement/prospectus and each other person who served as an executive officer in 2010; and

•	all such Citadel directors and all executive officers as a group.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as noted by footnote, and subject to community property laws where applicable, Citadel believes based on the information provided to it that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Citadel’s Class B common stock shown as beneficially owned by them. The number of shares and the percentages of beneficial ownership of Citadel Class B common stock assume the exercise of all options, warrants (including Citadel special warrants) and other securities exchangeable or convertible for or exercisable into Citadel Class B common stock currently exercisable or exercisable within 60 days of August 1, 2011. The percentage of beneficial ownership of Citadel Class B common stock is based on 19,059,409 shares of Citadel Class B common stock outstanding as of August 1, 2011. Unless otherwise indicated, the address for each holder listed below is c/o Citadel Broadcasting Corporation, 7690 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129.

	Class B Common Stock Beneficially Owned
	Number of	Percentage of Class B
Name and Address:	Class B Shares	Shares

J.P. Morgan Securities LLC and affiliates(1)	1,732,016	9.09%
Farid Suleman	—	0%
John L. Sander	—	0%
William M. Campbell, III	—	0%
Jonathan Mandel	—	0%
Gregory Mrva	—	0%
Doreen A. Wright	—	0%
Judith A. Ellis	—	0%
Jacquelyn J. Orr	—	0%
Randy L. Taylor	—	0%
Patricia Stratford	—	0%
Hilary E. Glassman	—	0%
All board members and executive officers as a group (11 persons)	—	0%

(1)	Based on information provided to Citadel by J.P. Morgan, as of March 4, 2011, J.P. Morgan and certain of its affiliates held 1,732,016 shares of Citadel Class B common stock. J.P. Morgan’s address is 383 Madison Avenue, New York, New York 10179.

CITADEL SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires Citadel’s executive officers and directors and persons who own more than 10% of the common stock of Citadel to file reports of ownership and changes in ownership of common stock of Citadel with the SEC. Based solely on a review of copies of such reports and written representations from the reporting persons, Citadel believes that during the year ended December 31, 2010, its executive officers, directors, and greater than 10% stockholders filed on a timely basis all reports due under Section 16(a) of the Exchange Act, except for the reports on Form 3 filed by Paul N. Saleh, William M. Campbell, III, John L. Sander, Jonathan Mandel, Gregory Mrva and Doreen A. Wright in connection with their appointment to Citadel’s board of directors.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
AND DIRECTOR INDEPENDENCE OF CITADEL

Policies and Procedures for Review, Approval or Ratification of Related Transactions

Citadel’s directors, officers, employees, agents and representatives are expected to adhere to Citadel’s Code of Business Conduct and Ethics. In addition, Citadel’s Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Senior Vice President of Finance & Administration, General Counsel and any other senior officers in such similar capacities are also expected to adhere to Citadel’s Supplemental Code of Ethics for Principal Executives and Senior Financial Officers. The Code of Business Conduct and Ethics and the Supplemental Code of Ethics for Principal Executives and Senior Financial Officers are available free of charge on Citadel’s website at http://www.citadelbroadcasting.com under “Investor Relations” where stockholders can click on the link to “Corporate Governance” and the “Code of Business Conduct and Ethics” and “Senior Officer Code of Ethics.”

Any waiver of Citadel’s Code of Business Conduct and Ethics for executive officers or directors may be made only by Citadel’s board of directors and must be promptly disclosed to stockholders and others, as required by applicable law. Any transaction which involves an amount exceeding $120,000 and Citadel or its affiliates and one of Citadel’s executive officers or directors must be pre-approved by the audit committee. All related party transactions will be reviewed by the audit committee after the close of the fiscal quarter during which the transactions commenced.

Certain Relationships and Related Transactions

In June 2001, Citadel was capitalized by four partnerships affiliated with Forstmann Little & Co. (“FL&Co.”) and members of Citadel’s management to acquire Citadel Communications Corporation, which was then a publicly owned company. Citadel financed the acquisition by issuing its common stock to the Forstmann Little partnerships and members of management, by incurring indebtedness under a new credit facility and by issuing an aggregate of $500.0 million of subordinated debentures to two of the Forstmann Little partnerships. These partnerships immediately distributed the subordinated debentures to their respective limited partners. On February 18, 2004, Citadel prepaid all of the outstanding subordinated debentures with the net proceeds from the offering of 9,630,000 shares of common stock and the issuance of $330.0 million of convertible subordinated notes.

Since the merger involving Citadel, Alphabet Acquisition Corp. (a wholly-owned subsidiary of Citadel), The Walt Disney Company, and ABC Radio Holdings, Inc. (formerly known as ABC Chicago FM Radio, Inc.), a wholly-owned subsidiary of The Walt Disney Company, which became effective on June 12, 2007, neither FL&Co. nor any of its affiliated partnerships has any contractual right to designate a nominee for election to Citadel’s board of directors. In addition, Citadel is no longer obligated to solicit proxies in favor of any nominees recommended by FL&Co., nor must it take any action to cause any nominees recommended by FL&Co. to be elected.

Prior to Citadel’s emergence from the Chapter 11 Proceedings, Citadel was obligated to reimburse FL&Co. for expenses paid on Citadel’s behalf and receive reimbursements from FL&Co. for expenses paid by Citadel on FL&Co.’s behalf, including travel and related expenses, and office and other miscellaneous expenses. Since 2008, Citadel reimbursed FL&Co. and/or FL&Co. reimbursed Citadel less than $0.1 million annually.

Certain of Citadel’s former directors and current and former officers have or have had relationships with FL&Co. Theodore J. Forstmann, a former member of Citadel’s board of directors, is the senior partner of FL&Co. Two of Citadel’s other former directors, Mr. Forstmann’s brother, J. Anthony Forstmann, and Michael A. Miles are special limited partners of FL&Co. Mr. Miles also serves on the Forstmann Little advisory board and is an investor in certain portfolio companies of Forstmann Little. Another of Citadel’s former directors, Wayne T. Smith, is a limited partner of two of the funds that own shares of Citadel’s common stock. Mr. Smith also is a director of 24 Hour Fitness Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of FL&Co. As a result of their relationships with FL&Co., Messrs. Theodore J. Forstmann, J. Anthony Forstmann, Miles and Smith have an economic interest in certain of the Forstmann Little partnerships and their portfolio investments, including Citadel. However, only Mr. Theodore J. Forstmann has any voting or investment power over the shares of Citadel’s common stock, arising from his position as senior partner of FL&Co. Another former director, Herbert J. Siegel, serves as a director of IMG Worldwide, Inc., a majority of the stock of which is controlled by certain affiliated partnerships of FL&Co. As a result of these relationships, when conflicts between the interests of the Forstmann Little partnerships and the interests of Citadel’s other stockholders arise, these directors and officers may not be disinterested. Under Delaware law, although Citadel’s directors and officers have a duty of loyalty to Citadel, transactions that Citadel enters into in which a director or officer has a conflict of interest are generally permissible so long as the material facts as to the director’s or officer’s relationship or interest as to the transaction are disclosed to Citadel’s board of directors and a majority of Citadel’s disinterested directors approves the transaction, or the transaction is otherwise fair to Citadel.

Employment Agreements

As required by the Emergence Plan on June 3, 2010, Citadel entered into employment agreements with each of Mr. Suleman, Mr. Taylor, Ms. Orr, Ms. Ellis and Ms. Stratford. On December 16, 2010, Citadel entered into a separation agreement with Ms. Orr pursuant to which she resigned from all positions with Citadel and its affiliates, effective as of January 31, 2011. The payments and other benefits provided for in the separation agreement are in full discharge of any and all liabilities and obligations of Citadel to Ms. Orr. For more information regarding these agreements, see “Citadel’s Compensation Discussion and Analysis —

Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control” on page 77.

Director Independence

Prior to June 3, 2010, Citadel’s board of directors (the “Pre-Emergence Board of Directors”) consisted of J. Anthony Forstmann, Theodore J. Forstmann, Michael A. Miles, Michael J. Regan, Thomas V. Reifenheiser, Herbert J. Siegel, Wayne T. Smith and Farid Suleman. In assessing the independence of the directors in office prior to June 3, 2010, the board of directors affirmatively determined that both members of the nominating/corporate governance committee: Michael A. Miles and Herbert J. Siegel (who served through May 22, 2009); all members of the Audit Committee: Michael J. Regan, Thomas V. Reifenheiser, and Wayne T. Smith; and all three individuals who served on the compensation committee: Michael A. Miles, Herbert J. Siegel (who served through May 22, 2009) and Wayne T. Smith, each qualified as “independent” under the New York Stock Exchange (“NYSE”) and the SEC’s corporate governance rules, and that Citadel’s then-Chairman and Chief Executive Officer, Farid Suleman, did not qualify as “independent” under either set of rules.

In making its determination regarding the independence of each of those directors, Citadel’s Pre-Emergence Board of Directors considered each of the relationships identified under “— Certain Relationships and Related Transactions” on page 61. With respect to each person identified as independent, the Pre-Emergence Board of Directors determined that those relationships did not affect the individual’s independence because, as applicable, he or she had not made any commitment to the affiliated partnerships of FL&Co. and none of the rights of an advisory board member or of a special limited partner or of service on the board of directors of a FL&Co. affiliate were contingent in any way on or affected by his or her service as a director or member of Citadel’s board of directors.

On June 3, 2010, the board of directors was reconstituted to consist of (i) Citadel’s Chief Executive Officer, Farid Suleman; (ii) William M. Campbell, III; (iii) Gregory Mrva; (iv) Paul N. Saleh; (v) Jonathan Mandel; (vi) John L. Sander; and (vii) Doreen A. Wright. Mr. Saleh subsequently resigned from the board of directors.

As part of the Emergence Plan, each of Citadel’s directors, other than its chief executive officer, was nominated by lenders representing 75% in amount of the senior claims bound under a plan support agreement, effective as of December 20, 2009. Each such nominee met with Citadel’s chief executive officer prior to his or her appointment to Citadel’s board of directors. Pursuant to the requirements of the Emergence Plan, each of Citadel’s directors, other than its chief executive officer, meets the independence standards set forth in the listing requirements of NYSE and the SEC’s corporate governance rules. Citadel’s Chief Executive Officer, Farid Suleman, does not qualify as “independent” under either set of requirements.

CITADEL CORPORATE GOVERNANCE

Citadel has taken the following measures to comply with the rules and regulations of the SEC regarding corporate governance practices:

•	adopted governance guidelines for the board of directors;

•	adopted procedures for Citadel’s non-management directors to meet in executive sessions;

•	adopted a Code of Business Conduct and Ethics that is applicable to all of Citadel’s directors, officers, employees, agents and representatives;

•	adopted a Supplemental Code of Ethics for Principal Executives and Senior Financial Officers that is applicable to Citadel’s Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Senior Vice President of Finance & Administration, General Counsel and any other senior officers in such similar capacities;

•	adopted a policy on reporting of improper financial practices to address accounting or auditing concerns;

•	adopted an audit committee charter, incorporating the applicable requirements of the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”), SEC, and the related regulations;

•	adopted a compensation committee charter, incorporating the applicable requirements of Sarbanes-Oxley, regulations of any applicable stock exchange, and related regulations;

•	adopted a nominating/corporate governance committee charter, incorporating the applicable regulations of any applicable stock exchange, and related regulations; and

•	adopted a Securities Trading Policy to ensure that persons subject to the reporting requirements of Section 16 of the Exchange Act will be able to comply with all applicable filing requirements in a timely manner.

Citadel’s Corporate Governance Guidelines, Code of Business Conduct and Ethics, Supplemental Code of Ethics for Principal Executive and Senior Financial Officers, nominating/corporate governance committee charter, audit committee charter and compensation committee charter are available on Citadel’s website at www.citadelbroadcasting.com under “Investor Relations” where stockholders can click on “Corporate Governance,” or upon the request of the stockholder by writing to Citadel’s Secretary at 7960 W. Cheyenne Avenue, Suite 220, Las Vegas, Nevada 89129. The information that appears on Citadel’s website is not part of, and is not incorporated into, this information statement/proxy statement/prospectus.

Any interested party that wishes to communicate directly with Citadel’s non-management directors may do so by writing to the following address:

Citadel Broadcasting Corporation
Attn: Non-Management Directors
7960 W. Cheyenne Avenue, Suite 220
Las Vegas, Nevada 89129

or by utilizing Citadel’s on-line service, Report-it, at http://www.reportit.net. Use “Citadel” as the user name and “Radio” as the password, and follow the instructions provided to create a report. Once submitted to the Report-it service, a copy of your report will be sent to a non-management member of the board of directors for review. All such communications are anonymous, unless you otherwise choose to use your name. The independent members of Citadel’s board of directors have instructed that communications will be distributed as appropriate to Citadel’s board of directors depending upon the facts and circumstances outlined in the communication.

Board Leadership Structure

Prior to June 3, 2010, Citadel’s Chief Executive Officer, Farid Suleman, also served as the Chairman of Citadel’s board of directors. Upon emergence from the Chapter 11 Proceedings, Citadel’s board of directors was reconstituted and John L. Sander was appointed as Chairman. Citadel’s Chief Executive Officer, Farid Suleman, continues to serve as a director.

Citadel’s board of directors believes that the combination of Mr. Suleman as Chief Executive Officer, together with Mr. Sander as Chairman, is currently the appropriate leadership structure for Citadel. The chief executive officer and the chairman provide leadership to the board of directors as a whole in setting its strategic priorities. In his position as chief executive officer, Mr. Suleman has primary responsibility for the day-to-day operations of Citadel and, accordingly, is able to effectively communicate the board of directors’ strategic findings and guidance to management. In his position as Chairman, Mr. Sander presides at all meetings of independent directors and acts as a liaison between the chief executive officer and the independent directors regarding the operations of Citadel and stockholder inquiries relating to the board of directors and management. At this time, Mr. Suleman is the sole member of the board of directors that is not independent.

While the initial decision to separate the chairmanship and chief executive officer positions was made in connection with the Emergence Plan, Citadel’s board of directors is comfortable with its existing leadership structure, given the supermajority of independent directors, a strong committee structure and the fact that

Citadel’s chief executive officer does not serve on any board committees. Citadel’s board of directors reviews its leadership structure from time to time as appropriate.

Role of Board of Directors in the Oversight of Risk

Citadel’s board of directors believes an important part of its responsibilities is to oversee Citadel’s overall risk assessment processes and management thereof. Management periodically reports to the board of directors regarding various categories of business risks. Citadel’s board of directors also utilizes its committees to oversee specific risks and receives regular reports from the committees on the areas of risk for which they have oversight.

MEETINGS AND COMMITTEES OF CITADEL’S BOARD OF DIRECTORS

During the year ended December 31, 2010, there were a total of 16 meetings of Citadel’s board of directors, of which 12 were held after Citadel’s emergence from the Chapter 11 Proceedings with the newly appointed board of directors. Each member of Citadel’s board of directors attended at least 75% of all meetings of Citadel’s board of directors, and all committees of the board of directors on which he or she served during 2010.

During the year ended December 31, 2010, Citadel’s board of directors had three standing committees: the nominating/corporate governance committee, the audit committee and the compensation committee, and it did not have any other standing committees. During the year ended December 31, 2010, the nominating/corporate governance committee held 2 meetings, both of which were held after Citadel’s emergence from the Chapter 11 Proceedings, the audit committee held 4 meetings, of which 2 were held after Citadel’s emergence from the Chapter 11 Proceedings, and the compensation committee held 11 meetings, of which 10 were held after Citadel’s emergence from the Chapter 11 Proceedings.

Citadel does not have a policy regarding board members’ attendance at the Citadel annual meeting of stockholders but encourages attendance. Due to the Chapter 11 Proceedings, there was no annual meeting of Citadel stockholders held in 2010.

Citadel’s Nominating/Corporate Governance Committee

The purpose and general duties of Citadel’s nominating/corporate governance committee are to assist Citadel’s board of directors in discharging its responsibilities to:

•	identify criteria for selection of Citadel board members;

•	find qualified individuals for membership on Citadel’s board of directors;

•	recommend to Citadel’s board of directors nominees for the next annual meeting of Citadel stockholders;

•	select and recommend candidates to fill any vacancies on Citadel’s board of directors;

•	develop and recommend to the board of directors the Corporate Governance Guidelines for Citadel’s board of directors;

•	provide oversight of Citadel’s and Citadel’s board of directors’ corporate governance affairs; and

•	provide oversight of the evaluation of Citadel’s board of directors and management.

Citadel’s nominating/corporate governance committee will identify candidates who are eligible under the qualification standards set forth in the Corporate Governance Guidelines to serve as members of Citadel’s board of directors and, after consultation with the Chairman of the board of directors, recommend candidates to be nominated by the board of directors for election by Citadel stockholders or to be appointed by the board of directors to fill vacancies. In evaluating a director in anticipation of nomination for reelection to Citadel’s board of directors, the committee’s reviews the qualifications and independence of the director. In recommending candidates for election to Citadel’s board of directors, the committee may consider the following criteria:

•	experience in corporate or business management, such as serving as an officer or former officer of a publicly-held company;

•	experience in the media, communication and/or radio broadcasting industries;

•	experience as a board member of another publicly-held company;

•	academic expertise in the media, communication and/or radio broadcasting industries or in specific areas of Citadel’s operations; and

•	financial experience necessary to assist Citadel in meeting its corporate governance requirements.

As of December 31, 2010, the nominating/corporate governance committee consisted of William M. Campbell, III (Chairman), Gregory Mrva and Jonathan Mandel, each of whom is independent under NYSE rules and applicable SEC rules and regulations.

Stockholders may propose nominees for consideration by Citadel’s board of directors by submitting names and supporting information to the nominating/corporate governance committee. Citadel’s nominating/corporate governance committee will evaluate such nominees in the same manner it evaluates all nominees. In recommending candidates for election to the board of directors, Citadel’s nominating/corporate governance committee may consider the criteria outlined above as well as the diverse backgrounds of each of the candidates.

Citadel’s Audit Committee

Citadel’s audit committee is primarily responsible for oversight of the integrity of the financial reporting process and Citadel’s financial statements, including oversight of the financial statements and disclosure matters, Citadel’s relationship with its independent registered public accountants, Citadel’s internal audit function and compliance responsibilities. As part of these responsibilities, Citadel’s audit committee, among other things:

•	appoints, retains and replaces Citadel’s independent registered public accountants;

•	reviews the compensation of and services performed by Citadel’s independent registered public accountants, including non-audit services (if any);

•	reviews and discusses the preparation of quarterly and annual financial reports with Citadel’s management and independent registered public accountants;

•	discusses codification requirements with Citadel’s independent registered public accountants and the evaluation of their independence;

•	reviews and discusses major issues regarding Citadel’s accounting principles, financial statement presentations, and the adequacy of Citadel’s internal controls with management and the independent registered public accountants;

•	reviews and discusses the initial adoption of, and all significant changes to, critical accounting policies and practices used by Citadel with the independent registered public accountants;

•	evaluates the qualifications, performance and independence of Citadel’s independent registered public accountants;

•	reviews the significant reports to management prepared by the internal auditing department and any management responses; and

•	reviews reports and disclosures of insider and affiliated party transactions.

The members of Citadel’s audit committee as of December 31, 2010 were Gregory Mrva and William M. Campbell, III, each of whom is independent under NYSE rules and applicable SEC rules and regulations. Citadel’s board of directors has determined that Gregory Mrva is an “audit committee financial expert,” as defined by the SEC rules. Doreen Wright was appointed as a member of Citadel’s audit committee in March 2011. Prior to his resignation as of November 16, 2010, Paul N. Saleh served as Chairman of Citadel’s audit committee. Following Mr. Saleh’s resignation, Mr. Mrva served as interim Chairman and was then appointed Chairman in 2011.

Report of Citadel’s Audit Committee

Citadel’s audit committee reviewed and discussed with both management and its independent registered public accountants all financial statements, including any significant transactions or issues, prior to their filing with the SEC. In connection with Citadel’s December 31, 2010 financial statements, Citadel’s audit committee (i) reviewed and discussed the audited financial statements with management, including any significant transactions or issues; and (ii) discussed with the independent registered public accountants the matters required by SAS 61, as amended by the Public Company Accounting Oversight Board in Rule 3200T. Citadel’s audit committee also discussed with Deloitte & Touche LLP its independence, including a consideration of the compatibility of non-audit services with such independence, and the letter from Deloitte & Touche LLP required by Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence. Based upon these reviews and discussions, Citadel’s audit committee recommended that Citadel’s board of directors include the audited financial statements in Citadel’s Annual Report filed with the SEC on Form 10-K for the fiscal year ended December 31, 2010.

Submitted by:	Gregory Mrva (Chairperson) William M. Campbell, III Doreen Wright

Citadel’s Compensation Committee

Citadel’s compensation committee is responsible for discharging the board of directors’ duties and responsibilities relating to the compensation of Citadel’s directors and executive officers and overseeing Citadel’s various employee welfare and benefits plans. These duties include:

•	discussing, reviewing and determining the compensation of Citadel’s chief executive officer and other senior executives;

•	reviewing and recommending Citadel’s compensation plans;

•	modifying Citadel’s existing compensation plans;

•	making awards under Citadel’s compensation plans; and

•	performing such other functions as are designated in Citadel’s compensation committee charter or commonly performed by compensation committees.

The compensation arrangements for 2010 for Citadel’s named executive officers, the process for structuring and paying compensation to Citadel’s named executive officers for 2010 and the goals, purposes and intentions of the 2010 compensation arrangements for Citadel’s named executives were largely administered in accordance with the Emergence Plan. The role of the compensation committee and Citadel’s processes and procedures relative to the determination of executive compensation is discussed further under “Citadel’s Compensation Discussion and Analysis” on page 68.

The members of Citadel’s compensation committee as of December 31, 2010 were Doreen A. Wright (Chairperson), Jonathan Mandel and John L. Sander each of whom is independent under NYSE rules and applicable SEC rules and regulations.

Citadel’s compensation committee has retained a third party firm, Towers Watson, as its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation policies and the compensation committee’s determinations of compensation awards. The role of the outside consultant is to provide independent, third-party advice and expertise in executive compensation issues. The outside consultant, however, is not consulted by the compensation committee on all executive compensation issues, but is consulted as the compensation committee deems appropriate in its business judgment. In addition, Towers Watson provided some additional valuation related services to Citadel during the year ended December 31, 2010.

In addition, Citadel’s compensation committee has appointed Loeb & Loeb LLP to act as its legal advisor. The role of the outside legal advisor is to provide legal advice and expertise on various legal issues. The outside legal advisor, however, is not consulted by the compensation committee on all legal issues, but is consulted as the compensation committee deems appropriate in its business judgment. Loeb & Loeb did not provide any additional services to Citadel or its affiliates during the year ended December 31, 2010 other than serving as legal advisor to the independent members of the board of directors.

Compensation Committee Interlocks and Insider Participation

None of the members of Citadel’s compensation committee in place prior to Citadel’s emergence from the Chapter 11 Proceedings or its compensation committee in place as of December 31, 2010 is or has been an officer or employee of Citadel, and none of Citadel’s executive officers has served on the compensation committee or board of any entity that employed any member of Citadel’s pre-emergence or post-emergence compensation committees or the board of directors.

Compensation Committee Report

Citadel’s compensation committee has reviewed and discussed Citadel’s Compensation Discussion and Analysis contained in this information statement/proxy statement/prospectus with Citadel’s management. Based on its review and discussion with management, the compensation committee has recommended to the board of directors that Citadel’s Compensation Discussion and Analysis be included in Citadel’s Annual Report on Form 10-K for the year ended December 31, 2010 and this information statement/proxy statement/prospectus.

Submitted by:	Doreen A. Wright (Chairperson) Jonathan Mandel John L. Sander

The Code of Business Conduct and Ethics and the Supplemental Code of Ethics for Principal Executives and Senior Financial Officers

On May 3, 2011, Citadel adopted and implemented the Citadel Broadcasting Corporation Code of Business Conduct and Ethics, which replaces its prior code of business conduct and ethics. The Code of Business Conduct and Ethics applies to all directors, officers, employees, agents and representatives of Citadel. It establishes the principles and policies for professional behavior in the workplace. On May 3, 2011, Citadel also adopted the Supplemental Code of Ethics for Principal Executives and Senior Financial Officers, which replaced its prior supplemental code of ethics for principal executives and senior financial officers. The Supplemental Code applies to the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Chief Accounting Officer, Senior Vice President of Finance & Administration, General Counsel and any other senior officers in such similar capacities. The Supplemental Code of Ethics for Principal Executives and Senior Financial Officers is intended to supplement Citadel’s Code of Business Conduct and Ethics, establishing additional requirements and standards applicable to principal executives and senior financial officers.

A summary of the revisions reflected in the May 3, 2011 Code of Business Conduct and Ethics and Supplemental Code of Ethics for Principal Executives and Senior Financial Officers can be found on Citadel’s website at http://www.citadelbroadcasting.com under “Investor Relations” where stockholders can click on the link to “Corporate Governance” and the “Updates to Code of Business Conduct and Ethics and Senior Officer Code of Ethics.”

Citadel will disclose any future amendments to, or waivers from, provisions of the codes, its committee charters and its policies and standards on its website as promptly as practicable, as may be required under applicable SEC rules.

CITADEL’S COMPENSATION DISCUSSION AND ANALYSIS

For 2010, Citadel’s named executive officers were:

•	Farid Suleman, Chief Executive Officer

•	Judith A. Ellis, Chief Operating Officer

•	Randy L. Taylor, Senior Vice President and Chief Financial Officer

•	Patricia Stratford, Senior Vice President — Finance and Administration and Assistant Secretary; and

•	Jacquelyn J. Orr, Vice President, General Counsel and Secretary

On December 16, 2010, Citadel entered into a separation agreement with Ms. Orr pursuant to which she resigned from all positions with Citadel and its affiliates, effective as of January 31, 2011. For a description of the separation, see “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Other Named Executive Officers’ Employment Arrangements” on page 79.

2010 Background

As part of the Chapter 11 Proceedings, Citadel entered into new employment and incentive arrangements with its named executive officers. The agreements implementing these arrangements were filed with the Bankruptcy Court and became part of Citadel’s Emergence Plan. Neither Citadel’s pre-emergence compensation committee nor the Pre-Emergence Board of Directors participated in any material manner in these negotiations because the representatives of Citadel’s future equity holders wished to negotiate these arrangements directly with Citadel’s named executive officers. While the pre-emergence compensation committee and Pre-Emergence Board of Directors formally approved these arrangements in connection with their overall approval of the Emergence Plan, such approvals were procedural in nature.

All of the 2010 compensation arrangements for Citadel’s named executive officers were structured and implemented pursuant to the agreements that were part of the Emergence Plan (the “2010 Employment Agreements”). The process for structuring and paying compensation to Citadel’s named executive officers for 2010 and the goals, purposes and intentions of the 2010 compensation arrangements for Citadel’s named executives were also largely administered in accordance with the Emergence Plan. In addition, the Citadel Broadcasting Corporation Supplemental Executive Retirement Plan (the “SERP”) for Mr. Suleman was implemented pursuant to his 2010 Employment Agreement. See “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control” on page 77 and “— Equity Compensation Plans In Effect Following the Emergence Date — 2010 Equity Incentive Plan” on page 86 for a description of the material terms of the 2010 Employment Agreements and the Citadel Plan as approved by the Bankruptcy Court. As a result, the ability of the compensation committee to independently review and/or establish compensation arrangements for Citadel’s named executive officers in 2010 was sharply reduced or eliminated.

Accordingly, this Compensation Discussion and Analysis describes the 2010 compensation arrangements for Citadel’s named executive officers, but is necessarily limited by the fact that virtually all of the arrangements were structured and implemented in connection with the Emergence Plan. The 2010 Employment Agreements also contain provisions relating to the compensation of Citadel’s named executive officers through the year ending December 31, 2012, including minimum base salary and performance objectives that will limit, to a certain extent, the role of Citadel’s compensation committee during the next several years.

Executive Compensation Program’s Philosophy and Objectives for 2010

After June 3, 2010, the philosophy and objectives of Citadel’s executive compensation program were to execute and implement the 2010 Employment Agreements. As noted in more detail below, these contractual arrangements specify virtually all aspects of the 2010 compensation for Citadel’s named executive officers and left little discretion to the compensation committee to implement a program that achieves a compensation philosophy or objectives independently established by the compensation committee.

Once Citadel’s compensation committee determines it has discretion to implement an executive compensation program, it expects to formulate a program that would seek to closely align compensation paid to Citadel’s named executive officers with Citadel’s performance on both a short-term and long-term basis and to use compensation to assist Citadel in attracting, motivating and retaining key executives critical to its long-term success, and which is performance-based and competitive with the various labor markets and industries in which Citadel competes for talent.

What the Executive Compensation Program Was Designed to Reward

As noted above, Citadel’s 2010 compensation program was designed to reward Citadel’s named executive officers for achieving the goals and metrics determined in connection with the Emergence Plan. In subsequent years, Citadel’s compensation program will seek to align Citadel’s named executive officers’ incentives with stockholder value creation by rewarding the achievement of measurable corporate and individual performance objectives through annual and long-term cash and equity incentives.

How Citadel Structures a Named Executive Officer’s Total Compensation

Role of the Compensation Committee, Named Executive Officers and Outside Advisors

As a general matter, Citadel’s compensation committee is appointed by Citadel’s board of directors to discharge the board’s duties and responsibilities relating to the compensation of Citadel’s directors and executive officers and oversee Citadel’s various employee welfare and benefits plans, including to discuss, review and determine the compensation of Citadel’s chief executive officer and other senior executives; to review and recommend Citadel’s compensation plans; to modify existing compensation plans; to make awards under such plans and to perform such other functions as are designated in the compensation committee charter or commonly performed by compensation committees. Under its charter, the compensation committee meets at such times as it deems necessary to fulfill its responsibilities, has the resources and authority necessary and appropriate to discharge its responsibilities, including the authority to retain compensation consultants and other experts, and has the sole authority to approve the fees and other terms of retention of such consultants or other experts. Additionally, the compensation committee may delegate authority to act upon specific matters within determined parameters to one or more members of the board of directors and/or officers of Citadel, consistent with the Citadel Bylaws, the Citadel Charter and the Citadel Plan and applicable law, and any such person or group must report any action to the full compensation committee at its next meeting.

Citadel’s compensation committee typically approves all compensation and awards to Citadel’s named executive officers. Generally, on its own initiative, the compensation committee reviews the performance and compensation of the chief executive officer, chief operating officer and chief financial officer and, following discussions of those individuals and on the recommendation of Mr. Suleman (except in the case of his own compensation), and, where it deems appropriate, with an outside advisor, establishes their compensation levels. For the remaining named executive officers, Citadel’s chief executive officer makes recommendations to the compensation committee that the compensation committee will generally approve, with minor adjustments, after it conducts its own independent review.

Citadel’s compensation committee has retained a third party firm, Towers Watson, as its compensation consultant to provide advice that will assist in the continual development and evaluation of compensation plans, policies and the compensation committee’s determinations of compensation awards. The role of the outside consultant is to provide independent, third-party advice and expertise in executive compensation issues. The outside consultant, however, is not consulted by the compensation committee on all executive compensation issues, but is consulted as the compensation committee deems appropriate in its business judgment.

In addition, Citadel’s compensation committee has appointed Loeb & Loeb LLP to act as its legal advisor. The role of the outside legal advisor is to provide legal advice and expertise on various legal issues. The outside legal advisor, however, is not consulted by the compensation committee on all legal issues, but is consulted as the compensation committee deems appropriate in its business judgment. Loeb & Loeb LLP also acts as counsel to the independent members of the board of directors.

With respect to compensation decisions made in 2010, however, Citadel’s compensation committee believed that it was required to implement the 2010 Employment Agreements and related compensation matters that were approved by the Bankruptcy Court in connection with Citadel’s emergence from the Chapter 11 Proceedings. Accordingly, for 2010, the compensation committee believed its role was to review and understand these arrangements and implement them in accordance with their terms.

Elements of Compensation, Why Citadel Chooses to Pay Each Element and Its 2010 Practices

The compensation for Citadel’s named executive officers for 2010 consisted of a base salary, an annual cash bonus, long-term equity awards in the form of stock options, miscellaneous welfare and other employee benefits and, in the case of Citadel’s chief executive officer, a supplemental retirement benefit. As noted above, the specific terms of each named executive officer’s compensation in 2010 were governed by the applicable 2010 Employment Agreement. The 2010 compensation arrangements for Citadel’s named executive officers were structured and implemented pursuant to the agreements negotiated in connection with the Emergence Plan.

Base Salary for Citadel’s Named Executive Officers

Purpose.  In general, the level of base salary is intended to provide appropriate base pay to Citadel’s named executive officers, taking into account the competitive employment market for comparable positions, as well as each individual’s job responsibilities, experience, historical contribution to Citadel’s success and unique value and, when appropriate, the recommendations of Citadel’s chief executive officer (except in the case of his own compensation).

Calendar Year 2010 Decisions.  For 2010, the base salaries for Citadel’s named executive officers were paid in two distinct time periods. Prior to Citadel’s emergence from the Chapter 11 Proceedings, Citadel’s named executive officers were paid a base salary established by the pre-emergence compensation committee. The pre-emergence level of base salary for each of Citadel’s named executive officers reflected a previously agreed upon voluntary 10% salary reduction for its chief executive officer and 5% salary reduction for each other named executive officer. In light of the Chapter 11 Proceedings, the pre-emergence compensation committee did not deem it necessary or appropriate to increase or decrease base salary levels during the Chapter 11 Proceedings.

After June 3, 2010, each of Citadel’s named executive officers was paid the base salary set forth in his or her 2010 Employment Agreement. Set forth below is a chart showing the pre- and post-emergence annualized base salary levels of each of Citadel’s named executive officers.

	Pre-Emergence Annualized Base	Post-Emergence
	Salary Level (Reflects Voluntary	Annualized Base Salary
	Reduction by Executive)	Level

F. Suleman — Chief Executive Officer	$1,125,000	$1,250,000
R. Taylor — Chief Financial Officer	$380,000	$400,000
J. Ellis — Chief Operating Officer	$475,000	$500,000
P. Stratford — SVP — Finance and Administration	$190,000	$200,000
J. Orr — General Counsel, VP and Secretary	$332,500	$350,000

Considerations.  Prior to Citadel’s emergence from the Chapter 11 Proceedings, the salaries for Citadel’s named executive officers, where not specified by contract, were determined by the pre-emergence compensation committee based on a variety of factors, including: the competitive employment market for comparable positions, as well as each individual’s job responsibilities, experience, historical contribution to Citadel’s success and unique value and the recommendations of its chief executive officer (except in the case of his own compensation). After June 3, 2010, each of Citadel’s named executive officers was paid the base salary set forth in his or her 2010 Employment Agreement. The 2010 compensation arrangements for Citadel’s named executive officers were structured and implemented pursuant to the agreements negotiated in connection with the Bankruptcy Court-approved Emergence Plan and specified the base salaries of Citadel’s named executive officers during the term of the 2010 Employment Agreements. As long as the compensation arrangements for Citadel’s named executive officers are governed by the 2010 Employment Agreements, the base salaries for its named executive officers cannot be lower than the amounts summarized in the table above. Beginning in 2011, Citadel will review the base salaries of its named executive officers and, consistent with the terms of the 2010 Employment Agreements, will be entitled to increase such salaries in its discretion, after considering the factors noted above, among others it deems appropriate. In February 2011, the compensation committee determined not to increase the base salary of any named executive officer at that time, but to consider base salary increases at a later meeting if deemed appropriate.

Annual Bonus Incentives for Citadel’s Named Executive Officers

Purpose.  Citadel’s compensation program for its named executive officers generally provides for an annual bonus that is linked to achievement of Citadel’s established performance goals and is also designed to reward performance of objectives and accomplishments of its named executive officers beyond purely financial measures. The objective of the program is to create incentives for Citadel’s named executive officers to excel in the performance of their functional responsibilities and to contribute generally to Citadel’s overall success.

Calendar Year 2010 Decisions.  The target bonus levels for each of Citadel’s named executive officers and the performance criteria required to be achieved to earn an annual bonus for 2010 are set forth in each named executive officer’s 2010 Employment Agreement. Set forth below is a chart showing the applicable target bonus and 2010 performance criteria for each of Citadel’s named executive officers.

	Target Bonus		Performance Criteria

F. Suleman — Chief Executive Officer	$2,000,000		$232.4 million of consolidated EBITDA
R. Taylor — Chief Financial Officer	$200,000	(1)	$232.4 million of consolidated EBITDA
J. Ellis — Chief Operating Officer	$200,000		$232.4 million of consolidated EBITDA
P. Stratford — SVP — Finance and Administration	$125,000		$232.4 million of consolidated EBITDA
J. Orr — General Counsel, VP and Secretary	$200,000	(1)	$232.4 million of consolidated EBITDA

(1)	In addition, the pre-emergence compensation committee agreed to an additional bankruptcy emergence bonus of $150,000 for both Mr. Taylor and Ms. Orr, paid upon Citadel’s emergence from the Chapter 11 Proceedings.

For purposes of determining satisfaction of the above performance criteria, EBITDA is calculated on a consolidated basis in a manner consistent with Citadel’s internal accounting procedures and adjusted to exclude the effects of acquisitions and dispositions and restructuring or reorganization costs related to any bankruptcy proceedings. Pursuant to the terms of each 2010 Employment Agreement, actual bonus awards for the year ended December 31, 2010 were determined and paid. At a meeting in February 2011, the compensation committee determined to approve additional cash incentive compensation of $50,000 for both Ms. Ellis and Mr. Taylor and $25,000 for Ms. Stratford. At his own suggestion, Mr. Suleman was not considered for an increased bonus opportunity. Pursuant to the separation agreement, Ms. Orr received a lump sum payment equal to $200,000 on January 31, 2011, representing a payment with respect to Ms. Orr’s bonus for 2010.

Considerations.  The 2010 compensation arrangements for Citadel’s named executive officers were structured and implemented pursuant to the 2010 Employment Agreements negotiated in connection with the Emergence Plan. The 2010 Employment Agreements specify the method for determining the bonuses for Citadel’s named executive officers through 2012. During this period, the compensation committee retains discretion to increase target bonus levels for each named executive officer, but may not lower target bonus levels below the 2010 levels.

Long-Term Incentive Compensation

For a description of the Citadel Plan, please see “— Equity Compensation Plans In Effect Following the Emergence Date — 2010 Equity Incentive Plan” on page 86.

Purpose.  Citadel’s compensation program for its named executive officers generally provides for the grant of incentive awards designed to compensate and reward executives over a multi-year period. These incentive awards typically take the form of equity-related awards with specified, multi-year vesting conditions. To realize any value, these awards require Citadel’s named executive officers to satisfy the specified vesting conditions. In addition, since these awards are typically tied to the value of Citadel’s common stock, the economic interests of Citadel’s named executive officers are subject to the same fluctuations as are stockholders, thus aligning the interests of Citadel’s named executive officers and stockholders.

Calendar Year 2010 Decisions.  The 2010 Employment Agreements required Citadel to grant its named executive officers “stock appreciation rights,” pursuant to a form of award agreement that had been negotiated in connection with the Bankruptcy Court-approved Emergence Plan, which generally provide for ratable vesting over a three year period if the named executive officer remains employed by Citadel. After June 3, 2010, Citadel’s compensation committee reviewed these long-term incentive arrangements and determined that Citadel’s interests would be better served by granting its named executive officers “restricted shares” of its common stock under the terms of the Citadel Plan (i.e., shares of common stock subject to forfeiture if specified vesting conditions were not achieved) in lieu of stock appreciation rights. In response to a lawsuit filed by one of Citadel’s stockholders claiming that Citadel’s compensation committee lacked the authority to alter the long-term compensation arrangements previously negotiated in connection with the Bankruptcy Court-approved Emergence Plan, these restricted stock grants were voluntarily forfeited by the officers and directors and were rescinded by Citadel. Thereafter, in November 2010, Citadel instead granted its officers and directors options to purchase stock, the terms of which were governed by the parameters previously negotiated in connection with the Bankruptcy Court-approved Emergence Plan. On November 19, 2010, Citadel, upon the recommendation of the compensation committee with the approval of the board of directors (other than Mr. Suleman), issued a total of 3,266,629 options to purchase common stock to its directors and named executive officers, 75% of which had an exercise price equal to $28.00 per share and the remaining 25% of which had an exercise price equal to $32.00 per share. The fair value of Citadel’s Class A common stock on the grant date was $25.00 per share. The options issued to Citadel’s named executive officers and directors vest in three equal portions annually. The first tranche vested on June 3, 2011, and the remaining two tranches are scheduled to vest equally on each of June 3, 2012 and June 3, 2013. Upon certain events related to the termination of employment of Citadel’s named executive officers, termination of service of Citadel’s directors or the change in control of Citadel, the options vest in full as more fully described in “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Equity Arrangements” on page 81 and “— Compensation of Post-Emergence Board of Directors.”

Calendar Year 2011 Awards.  On May 26, 2011, each of the named executive officers (other than Mr. Suleman and Ms. Orr) along with Hilary Glassman (Citadel’s new General Counsel, Senior Vice President) received grants of restricted stock under the Citadel Plan in the following amounts in accordance with the terms of the merger agreement, (i) Mr. Taylor received a grant of 14,000 shares of restricted stock, (ii) Ms. Ellis received a grant of 23,000 shares of restricted stock, (iii) Ms. Stratford received a grant of 13,000 shares of restricted stock and (iv) Ms. Glassman received a grant of 10,000 shares of restricted stock. Each restricted stock award, other than the award granted to Ms. Glassman, vests in full on May 26, 2013, provided that if the merger is consummated, half of the unvested portion of the award will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. The restricted stock award granted to Ms. Glassman vests in three equal annual installments beginning on February 15, 2012, provided that if the merger is consummated, half of the unvested portion of the award will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. In addition, pursuant to the terms of the awards, the Citadel Plan and the merger agreement, if applicable, each restricted stock award will vest in full upon specified terminations of employment of such executive officer. The restricted stock awards entered into with Ms. Ellis and Ms. Stratford contain provisions providing that if any payment, distribution or benefit to Ms. Ellis or Ms. Stratford, whether pursuant to the restricted stock award or otherwise would result in excise taxes imposed on the executive officer under Section 4999 of the Code, then any payment, distribution or benefit provided pursuant to the restricted stock agreement will be reduced in order to avoid the imposition of such excise taxes solely to the extent such a reduction puts the executive officer in a more favorable after-tax position than if no such reduction had occurred.

Considerations.  In the future, the compensation committee expects to determine the number of incentive awards granted to Citadel’s named executive officers on an individual, discretionary basis. The compensation committee believes the level of long-term incentive compensation generally should be determined based on any contractual requirements (such as pursuant to an existing employment agreement); total compensation provided to named executive officers; the goals of the compensation program described above; discussions with outside advisors; market data on total compensation packages; the value of long-term incentive grants at targeted external companies; total stockholder return; share usage and stockholder dilution; and, except in the case of the awards to Mr. Suleman, the recommendations of Mr. Suleman. The compensation committee has discretion to reduce the amount of any future incentive compensation on the basis of individual or companywide performance, and to claw back any incentive compensation paid if it is determined that such payments were based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.

Benefits and Perquisites

Citadel provides named executive officers with perquisites and other benefits that Citadel’s board of directors and compensation committee believe are reasonable and consistent with the overall executive compensation program to better enable Citadel to attract and retain superior employees for key positions. The compensation committee periodically reviews the level of perquisites and other personal benefits provided to named executive officers. With limited exceptions, named executive officers receive perquisites and benefits that are substantially the same as those offered to Citadel’s other officers. Citadel may also make available to Mr. Suleman use of a private aircraft for business purposes. Mr. Suleman and Ms. Ellis are provided with use of company vehicles and/or parking for business use, Mr. Taylor is provided with parking for business purposes, and Mr. Suleman is also provided with use of a driver for business purposes.

Named executive officers also participate in Citadel’s other benefit plans on the same terms as Citadel’s other employees. These plans include medical, vision and dental insurance, life and disability insurance, and flexible spending accounts relating to health care and dependents. Named executive officers participate in Citadel’s 401(k) retirement savings plan and on a case-by-case basis are reimbursed for work-related transportation costs. For additional information on the benefits and/or perquisites available to named executive officers, see the text following the 2010 Summary Compensation Table below.

Severance, Retirement and Change in Control Benefits

Each of the 2010 Employment Agreements specifies severance and/or change in control benefits. In addition, the 2010 Employment Agreement for Citadel’s chief executive officer provides for a supplemental retirement benefit. Citadel adopted the SERP that satisfies its obligations under its chief executive officer’s 2010 Employment Agreement. For a description of Mr. Suleman’s SERP, see “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Mr. Suleman’s Employment Arrangements” on page 77.

On December 16, 2010, Citadel entered into a separation agreement with Jacquelyn J. Orr, Citadel’s General Counsel, Vice President and Secretary, pursuant to which she agreed to resign from all positions with Citadel and its affiliates, effective as of January 31, 2011. In consideration for a release of claims from Ms. Orr and Ms. Orr’s continued agreement to confidentiality, non-disclosure and non-solicitation covenants, Citadel has paid Ms. Orr (i) a lump sum payment equal to $550,000 on December 31, 2010 and (ii) a lump sum payment equal to $200,000 on January 31, 2011, representing a payment with respect to Ms. Orr’s bonus for 2010. In addition, Ms. Orr and her dependents are eligible to continue to participate in Citadel’s medical, dental and vision plans through January 31, 2012 at Citadel’s expense. The payments and other benefits provided for in the separation agreement are in full discharge of any and all liabilities and obligations of Citadel to Ms. Orr. Pursuant to the separation agreement, Ms. Orr was entitled to continue to receive her base salary at the then current rate (i.e., $350,000) as well as the employee benefits provided by her employment agreement, until January 31, 2011.

Policy Regarding Citadel’s Tax Deduction

Citadel typically seeks to structure its compensation programs such that compensation paid thereunder will be tax deductible by Citadel to the maximum extent possible. Section 162(m) of the Code limits Citadel’s ability to deduct for tax purposes compensation in excess of $1.0 million that is paid to its principal executive officer or any one of its three highest paid executive officers, other than its principal executive officer or principal financial officer, who are employed by Citadel on the last day of its taxable year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met and also provides “grandfathering rules” for compensation paid pursuant to certain plans. Citadel’s compensation committee believes, however, that stockholder interests are best served by not restricting the compensation committee’s discretion and flexibility in crafting compensation programs and in making certain compensation awards, even though such programs or awards may result in certain non-deductible compensation expenses.

2010 Summary Compensation Table

The total compensation earned by each of Citadel’s named executive officers for the fiscal year ended December 31, 2010, is presented below on a combined basis, by adding the total compensation of such named executive officer for the period from January 1, 2010 through May 31, 2010, which is referred to as the Predecessor period, and the period from June 1, 2010 through December 31, 2010, which is referred to as the Successor period.

					Stock		Option		All Other
			Bonus		Awards		Awards		Compensation
Name and Principal Position	Year	Salary ($)	($)		($)(1)		($)(1)		($)		Total ($)

Farid Suleman,	2010	1,186,955	2,000,000		—	(2)	27,446,064	(3)	2,554	(4)	30,635,573	(5)
chief executive officer	2009	1,135,417	2,000,000	(6)	—		—		90	(7)	3,135,507
(principal executive officer)	2008	1,250,000	—		4,819,642	(8)	—		12,248	(9)	6,081,890
Judith A. Ellis,	2010	489,391	250,000	(10)	—	(2)	1,443,734	(11)	2,554	(4)	2,185,679	(5)
chief operating officer	2009	477,084	200,000	(6)	—		—		90	(7)	677,174
	2008	500,000	100,000		152,500	(12)	—		2,340	(13)	754,840
Jacquelyn J. Orr,(14)	2010	342,574	350,000	(22)	—	(2)	1,154,993	(15)	550,104	(16)(14)	2,397,671	(5)
vice president, general	2009	324,948	200,000	(6)	—		—		90	(7)	525,038
counsel and secretary	2008	315,625	56,250	(17)	42,700	(18)	—		2,340	(13)	416,915
Patricia Stratford,	2010	195,756	150,000	(10)	—	(2)	812,102	(19)	2,554	(4)	1,160,412	(5)
senior vice president —	2009	190,833	125,000	(6)	—		—		90	(7)	315,923
finance and administration	2008	193,750	—		42,700	(18)	—		2,340	(13)	238,790
Randy L. Taylor,(20)	2010	385,179	400,000	(10)(22)	—	(2)	1,154,993	(15)	2,554	(4)	1,942,726	(5)
senior vice president —	2009	337,000	200,000	(6)	—		—		90	(7)	537,090
finance and chief financial officer	2008	306,667	—		73,200	(21)	—		2,340	(13)	382,207

(1)	The amounts reported in these columns for each named executive officer reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See option grants detailed in the Grants of Plan-Based Awards Table.

(2)	In August 2010, in connection with Citadel’s emergence from the Chapter 11 Proceedings, each named executive officer was awarded shares of unvested restricted stock as summarized in the table below. These awards were subsequently forfeited and such awards were rescinded by Citadel in November 2010 and accordingly are not included in the total compensation for 2010.

		Grant Date
	Shares	Stock Price	Fair Value

Farid Suleman	1,901,042	$23.00	$43,723,966
Judith A. Ellis	100,000	23.00	2,300,000
Jacquelyn J. Orr	80,000	23.00	1,840,000
Patricia Stratford	56,250	23.00	1,293,750
Randy L. Taylor	80,000	23.00	1,840,000

(3)	Option award compensation is based on 2,529,591 options granted on November 19, 2010, of which 75% have an exercise price of $28.00 and a grant date fair value of $11.08 per option and 25% have an exercise price of $32.00 and a grant date fair value of $10.16 per option.

(4)	Included in other compensation is $2,450 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $104 in premiums for term life insurance.

(5)	Does not reflect the grant date fair value of the unvested restricted stock voluntarily forfeited by each named executive officer, as disclosed in footnote (2) above.

(6)	The Bankruptcy Court approved the payment of the following 2009 bonuses in 2010: $2.0 million to Mr. Suleman; $200,000 to Ms. Ellis; $200,000 to Mr. Taylor; $200,000 to Ms. Orr; and $125,000 to Ms. Stratford.

(7)	Included in all other compensation is $90 premium for term life insurance.

(8)	Stock award compensation of $4,819,642 is comprised of $3,440,000 related to 2,000,000 shares of restricted stock with solely time-based vesting conditions and $1,379,642 related to 2,000,000 shares of restricted stock with both performance-based and time-based vesting conditions. Effective April 1, 2009, Mr. Suleman voluntarily cancelled both (i) the 2,000,000 shares of restricted stock with time-based vesting conditions and (ii) the 2,000,000 shares of restricted stock with performance-based and time-based vesting conditions. Therefore, the equity compensation of $4,819,642 reflected above under “stock award” was not received by Mr. Suleman. Thus, excluding these equity grants, the actual compensation received by Mr. Suleman for 2008 was $1,262,248.

(9)	Included in all other compensation is $9,908 representing the value of personal benefit of use of the corporate aircraft, $2,250 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 premium for term life insurance.

(10)	Includes an additional $50,000, $50,000 and $25,000 bonus above the contractual minimums for Mr. Taylor, Ms. Ellis and Ms. Stratford, respectively, in recognition of their efforts both pre- and post-bankruptcy during 2010.

(11)	Option award compensation is based on 133,063 options granted on November 19, 2010 at a closing stock price of $25.00, of which 75% have an exercise price of $28.00 and a grant date fair value of $11.08 per option and 25% have an exercise price of $32.00 and a grant date fair value of $10.16 per option.

(12)	Stock award compensation is related to 125,000 shares of restricted stock granted on June 27, 2008 at a closing stock price of $1.22 with performance-based vesting conditions. However, in November 2009, Ms. Ellis voluntarily cancelled 41,667 shares that were scheduled to vest during 2009. Therefore, $50,834 of equity compensation related to the cancelled shares that is reflected in the $152,500 above under “stock award” was not received by Ms. Ellis. Excluding the compensation related to the cancelled shares, her actual compensation related to stock awards for 2008 was $101,666.

(13)	Included in other compensation is $2,250 for matching contributions to the Citadel Broadcasting Company 401(k) Retirement Savings Plan and $90 in premiums for term life insurance.

(14)	On December 16, 2010, Citadel entered into a separation agreement with Ms. Orr pursuant to which she agreed to resign from all positions with Citadel and its affiliates, effective as of January 31, 2011. Citadel paid Ms. Orr a lump sum payment equal to $550,000 on December 31, 2010.

(15)	Option award compensation is based on 106,451 options granted on November 19, 2010, of which 75% have an exercise price of $28.00 and a grant date fair value of $11.08 per option and 25% have an exercise price of $32.00 and a grant date fair value of $10.16 per option. All of Ms. Orr’s outstanding option awards were unvested and forfeited as of January 31, 2011.

(16)	Included in all other compensation is $104 premium for term life insurance.

(17)	As Ms. Orr’s bonus was paid on a cycle running from May 2007 to May 2008, she was paid a bonus of $56,250 in 2008 from the prior year’s award.

(18)	Stock award compensation is related to 35,000 shares of restricted stock granted on June 27, 2008 at a closing price of $1.22.

(19)	Option award compensation is based on 74,848 options granted on November 19, 2010, of which 75% have an exercise price of $28.00 and a grant date fair value of $11.08 per option and 25% have an exercise price of $32.00 and a grant date fair value of $10.16 per option.

(20)	Mr. Taylor was appointed chief financial officer effective February 29, 2008.

(21)	Stock award compensation was related to 60,000 shares of restricted stock granted on June 27, 2008 at a closing price of $1.22.

(22)	Includes an additional bankruptcy emergence bonus of $150,000 for both Mr. Taylor and Ms. Orr agreed by the pre-emergence compensation committee, paid upon Citadel’s emergence from the Chapter 11 Proceedings.

Grants of Plan-Based Awards Table

The table below summarizes the plan-based awards that were made in 2010:

			Option Awards:			Grant Date Fair
			Number of		Exercise or	Value of Stock
			Securities		Base Price of	and Option
			Underlying		Option Awards	Awards
Name	Grant Date	Approval Date	Options (#)		($/Share)	($)

Farid Suleman	11/19/2010	11/19/2010	1,897,194	(2)(3)	28.00	21,020,910
	11/19/2010	11/19/2010	632,397	(2)	32.00	6,425,154
Judith A. Ellis	11/19/2010	11/19/2010	99,798	(2)	28.00	1,105,762
	11/19/2010	11/19/2010	33,265	(2)	32.00	337,972
Jacquelyn J. Orr	11/19/2010	11/19/2010	79,838	(2)	28.00	884,605
	11/19/2010	11/19/2010	26,613	(2)	32.00	270,388
Patricia Stratford	11/19/2010	11/19/2010	56,137	(2)	28.00	621,998
	11/19/2010	11/19/2010	18,711	(2)	32.00	190,104
Randy L. Taylor	11/19/2010	11/19/2010	79,838	(2)	28.00	884,605
	11/19/2010	11/19/2010	26,613	(2)	32.00	270,388

(1)	In connection with Citadel’s emergence from the Chapter 11 Proceedings, on August 18, 2010, each named executive officer was awarded shares of unvested restricted stock as summarized in the table below. These awards were subsequently forfeited and such awards were rescinded by Citadel in November 2010 and accordingly are not included in the total compensation for 2010.

		Grant Date
	Shares	Stock Price	Fair Value

Farid Suleman	1,901,042	$23.00	$43,723,966
Judith A. Ellis	100,000	23.00	2,300,000
Jacquelyn J. Orr	80,000	23.00	1,840,000
Patricia Stratford	56,250	23.00	1,293,750
Randy L. Taylor	80,000	23.00	1,840,000

(2)	Reflects stock options granted under the Citadel Plan during 2010. Options vest in three equal portions annually. The first tranche vested on June 3, 2011, and the remaining two tranches are scheduled to vest equally on each of June 3, 2012 and June 3, 2013. All of Ms. Orr’s outstanding option awards were unvested and forfeited as of January 31, 2011. Upon certain events related to the termination of employment of the named executive officers or the change in control of Citadel the options vest in full as more fully described in “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Equity Arrangements” on page 81.

(3)	Pursuant to an understanding between the Chief Executive Officer, the several lenders party to the Emergence Term Loan Facility and creditors’ committee, the Chief Executive Officer was to receive approximately half of the equity awards available for grant upon Citadel’s emergence from the Chapter 11 Proceedings.

Citadel Employment Agreements

As required in the Emergence Plan, on June 3, 2010, Citadel entered into employment agreements with each of Mr. Suleman, Mr. Taylor, Ms. Orr, Ms. Ellis and Ms. Stratford. On December 16, 2010, Citadel entered into a separation agreement with Ms. Orr pursuant to which she has resigned from all positions with Citadel and its affiliates, effective as of January 31, 2011. The payments and other benefits provided for in the separation agreement are in full discharge of any and all liabilities and obligations of Citadel to Ms. Orr. For more information regarding these agreements, see “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control” below.

Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control

Each Citadel named executive officer is a party to an employment agreement with Citadel that provides for minimum amounts of compensation and for payments and benefits upon certain terminations of employment. In addition, each named executive officer has received stock options that vest in full in the event of their termination due to death or disability, by Citadel without cause or by them with good reason or upon a change in control of Citadel (as such terms are defined in the Citadel Plan). Upon a change in control, any unvested options shall immediately become vested, provided the named executive officer has remained continuously employed by Citadel through such date.

On May 26, 2011, each of the named executive officers (other than Mr. Suleman and Ms. Orr) along with Hilary Glassman (Citadel’s new General Counsel, Senior Vice President) received certain grants of restricted stock under the Citadel Plan in accordance with the terms of the merger agreement. Each restricted stock award, other than the award granted to Ms. Glassman, vests in full on May 26, 2013, provided that if the merger is consummated, half of the unvested portion of the award will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. The restricted stock award granted to Ms. Glassman vests in three equal annual installments beginning on February 15, 2012, provided that if the merger is consummated, half of the unvested portion of the award will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. In addition, pursuant to the terms of the awards, the Citadel Plan and the merger agreement, if applicable, each restricted stock award will vest in full upon specified terminations of employment of such executive officer.

Mr. Suleman’s Employment Arrangements

Mr. Suleman is party to an employment agreement with Citadel, dated June 3, 2010, that has a five year term and is subject to automatic one-year extensions unless either party provides prior written notice of his or its intention not to extend the term of employment under the agreement. Under this agreement, Mr. Suleman is entitled to receive an annual base salary equal to that in effect on June 3, 2010 (i.e., $1,250,000), and an annual performance-based bonus. His target bonus for 2010 is $2,000,000. For the years ended December 31, 2010, 2011 and 2012, Mr. Suleman’s annual performance-based bonus will be paid if Citadel’s consolidated EBITDA for the applicable calendar year equals or exceeds its projected consolidated EBITDA for such year, adjusted to exclude the effects of acquisitions, dispositions and restructuring or reorganization costs related to any bankruptcy proceedings. For the year ended December 31, 2010, the projected consolidated EBITDA target was $232.4 million (and the actual bonus award related to such target was determined and paid), and for the years ended December 31, 2011 and 2012, the projected consolidated EBITDA targets are $237.1 million and $239.0 million, respectively. For subsequent years, the board of directors will establish, in good faith after consultation with Citadel’s chief executive officer, objective, reasonably obtainable performance goals. Mr. Suleman’s target bonus for years subsequent to 2010 cannot be less than $2,000,000 and may be increased in the board’s good faith discretion.

Under Mr. Suleman’s employment agreement, Mr. Suleman is also entitled to participate in Citadel’s health and welfare benefit plans. In addition, within 30 days following June 3, 2010, Mr. Suleman is also entitled to a grant of stock appreciation rights which generally vest in three ratable annual installments commencing on the first anniversary of the grant date. In lieu of stock appreciation rights, in August 2010, Mr. Suleman was awarded shares of unvested restricted stock. This award was subsequently forfeited and such award was rescinded by Citadel in November 2010. The forfeited restricted stock award was replaced with an award of stock options. See “— Grants of Plan-Based Awards Table” on page 76. The board of directors will also consider in good faith additional annual equity grants.

Mr. Suleman is entitled to certain severance payments and benefits if he terminates his employment for good reason (as such term is defined in his employment agreement and which includes the ability to terminate his employment within 30 days following a change in control) or if Citadel terminates his employment without cause (as such term is defined in his employment agreement). If Mr. Suleman terminates his employment for good reason or if Citadel terminates his employment without cause, Mr. Suleman is entitled to the following payments from Citadel: (i) a pro rata portion (based on the number of days he was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other executive officers, (ii) an amount equal to three times the sum of (x) his annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum and (iii) accrued benefits including unpaid salary through the date of termination, any earned but unpaid annual bonus, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to Mr. Suleman under Citadel’s benefit plans and any unreimbursed business expenses incurred by Mr. Suleman prior to the date of termination, payable in a lump sum. Mr. Suleman and his eligible dependents would also be entitled to continue to participate in Citadel’s welfare benefit plans for a period of two years at Citadel’s expense. In addition, any unvested equity awards, including any unvested stock options, held by Mr. Suleman would vest in full and all vested stock appreciation rights then held by Mr. Suleman shall remain exercisable for the two year period following the date of his termination (or, if sooner, the expiration of the stock appreciation right). All such payments and benefits, other than the accrued benefits, are subject to Mr. Suleman’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and, other than with respect to the accrued benefits and the continued participation in welfare benefit plans, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

If any payments to Mr. Suleman pursuant to the terms of his employment agreement or otherwise would result in excise taxes imposed on Mr. Suleman under Section 4999 of the Code then Mr. Suleman may be entitled to a gross-up payment so that he retains an amount of the gross-up payment equal to the sum of (i) the excise tax imposed on his payments and (ii) the product of any deductions disallowed because of the inclusion of the gross-up payment in his adjusted gross income and the applicable marginal rate of federal income taxation for the calendar year in which his gross-up payment is to be made, subject to a potential six month delay in accordance with the requirements of Section 409A of the Code; provided, if the parachute value (as defined in his employment agreement) of all payments does not exceed an amount equal to three hundred and ten percent (310%) of his base amount (as defined in his employment agreement), then no gross-up payment shall be made and the amounts payable to him under his employment agreement shall be reduced so that the parachute value of all payments, in the aggregate, equals the safe harbor amount (as defined in his employment agreement); provided, further, that such reduction shall only be made if such reduction results in a more favorable after-tax position for him.

Under Mr. Suleman’s employment agreement, Mr. Suleman is subject to customary restrictive covenants, including non-disclosure of confidential information, non-solicitation of employees, and noncompetition. Generally, Mr. Suleman is bound by these covenants only during the term of his employment (non-disclosure of confidential information continues in perpetuity); provided, however, that Citadel may, at its option, elect to pay Mr. Suleman continued base salary for an additional 12 months following his termination by Citadel for cause or by Mr. Suleman without good reason, in which case these covenants will continue to apply during such 12-month period.

In the event that Mr. Suleman’s employment is terminated by Citadel for cause, by Mr. Suleman without good reason, or due to death or disability, Mr. Suleman is entitled to his accrued benefits including unpaid salary through the date of termination, any earned but unpaid annual bonus, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to Mr. Suleman under Citadel’s benefit plans and any unreimbursed business expenses incurred by Mr. Suleman prior to the date of termination, payable in a lump sum.

In addition, Citadel was required by Mr. Suleman’s employment agreement to establish a non-qualified retirement benefit program meeting minimum terms and conditions outlined in the agreement. On August 19, 2010, the compensation committee adopted, approved and ratified the SERP for Mr. Suleman, the SERP’s only eligible participant. On August 20, 2010, Citadel executed and entered into the SERP, effective as of June 3, 2010. The SERP provides for a lump sum cash payment to Mr. Suleman by Citadel upon his attainment of age 65 or, if sooner, upon his termination of employment for any reason. Such payment may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

The amount of the lump sum cash payment to Mr. Suleman upon his attainment of age 65 will be equal to the product of (A) Mr. Suleman’s “Vested Percentage” (as defined in the SERP) and (B) an amount equal to the excess of the present value of a single life annuity paying Mr. Suleman four percent (4%) times his “Years of Service,” as defined in the SERP, up to a maximum of 25 years, times Mr. Suleman’s “Final Average Compensation” (as defined in the SERP), up to a maximum of one hundred percent (100%) of Mr. Suleman’s Final Average Compensation, less the sum of (x) the present value of any benefits accrued under any other Citadel-sponsored retirement plan that are attributable to contributions by Citadel and its affiliates (other than salary deferral contributions) and (y) the accumulated value of any prior distributions under the SERP.

The amount of the lump sum cash payment to Mr. Suleman upon his separation from service shall be equal to the amount of the lump sum cash payment to him upon his attainment of age 65; provided that if Mr. Suleman’s separation from service occurs prior to the date that Mr. Suleman reaches age 65, the benefit payable shall be reduced by four percent (4%) per year for each year (or fraction thereof) prior to his attainment of age 65 that such benefit would be paid.

Other Named Executive Officers’ Employment Arrangements

Each of Mr. Taylor, Ms. Ellis and Ms. Stratford is also party to an employment agreement with Citadel (collectively the “Other Employment Agreements”), each of which is substantially similar to each other. Prior to entering into the separation agreement described below, Ms. Orr was a party to an employment agreement on substantially the same terms as the Other Employment Agreements.

The Other Employment Agreements each have a three year term, subject to automatic one-year extensions unless either party to such agreement provides prior written notice of his, her, or its intention not to extend the term of employment under the agreement. Under the Other Employment Agreements, these executives are entitled to receive an annual base salary equal to that in effect on June 3, 2010 (i.e., Mr. Taylor — $400,000; Ms. Ellis — $500,000; Ms. Stratford — $200,000), and an annual performance-based bonus. The target bonuses for 2010 are as follows: Mr. Taylor — $200,000; Ms. Ellis — $200,000; Ms. Stratford — $125,000. Prior to her termination of employment Ms. Orr was entitled to receive an annual base salary of $350,000 and a target annual performance-based bonus of $200,000 pursuant to her employment agreement. For the years ended December 31, 2010, 2011 and 2012, each of these executive officer’s annual performance-based bonus will be paid if Citadel’s consolidated EBITDA for the applicable calendar year equals or exceeds its projected consolidated EBITDA for such year, adjusted to exclude the effects of acquisitions, dispositions and restructuring or reorganization costs related to any bankruptcy proceedings. For the year ended December 31, 2010, the projected consolidated EBITDA target was $232.4 million (and the actual bonus award related to such target was determined and paid for each named executive officer), and for the years ended December 31, 2011 and 2012, the projected consolidated EBITDA targets are $237.1 million and $239.0 million, respectively. For subsequent years, the board of directors will establish, in good faith after consultation with Citadel’s chief executive officer, objective, reasonably obtainable performance goals. Each of these executive officer’s target bonus for years subsequent to 2010 cannot be less than his or her 2010 target bonus and may be increased in the board’s good faith discretion.

Under the Other Employment Agreements, each of these executives is also entitled to participate in Citadel’s health and welfare benefit plans (excluding the non-qualified retirement benefit plan mentioned above, which is solely for Mr. Suleman’s benefit). Similarly, Ms. Orr was entitled to participate in Citadel’s health and welfare benefit plans prior to her termination of employment pursuant to the terms of her employment agreement. In addition, within 30 days following June 3, 2010, each of these executives, including Ms. Orr, was entitled to a grant of stock appreciation rights which generally vest in three ratable annual installments commencing on the first anniversary of the grant date. In lieu of stock appreciation rights, in August 2010, each of these executives was awarded shares of unvested restricted stock. These awards were subsequently forfeited and such awards were rescinded by Citadel in November 2010. The forfeited restricted stock awards were replaced with awards of stock options. See “— Grants of Plan-Based Awards Table” on page 76. The board of directors will also consider in good faith additional annual equity grants.

If Mr. Taylor, Ms. Ellis or Ms. Stratford terminates his or her employment for good reason, or if Citadel terminates his or her employment without cause (as such terms are defined in their respective employment agreements), he or she is entitled to the following payments from Citadel: (i) a pro rata portion (based on the number of days he or she was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he or she would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other executive officers, (ii) an amount equal to two times the sum of (x) his or her annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum and (iii) accrued benefits including unpaid salary through the date of termination, any earned but unpaid annual bonus, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to the executive officer under Citadel’s benefit plans and any unreimbursed business expenses incurred by the executive officer prior to the date of termination, payable in a lump sum. The executive officer and his or her eligible dependents would also be entitled to continue to participate in Citadel’s welfare benefit plans for a period of two years at Citadel’s expense. In addition, any unvested equity awards, including any unvested stock options, held by the executive would vest in full and all vested stock appreciation rights then held by the executive shall remain exercisable for the two year period following the date of his termination (or, if sooner, the expiration of the stock appreciation right). The foregoing payments and benefits, other than the accrued benefits, are subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and all or a portion of such payments and benefits, other than the accrued benefits and the continued participation in welfare benefit plans, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code. Pursuant to the terms of the Other Employment Agreements, good reason does not include the occurrence of a change in control of Citadel. Prior to the effectiveness of her separation agreement, Ms. Orr was provided with substantially similar severance benefits pursuant to the terms of her employment agreement.

In addition, each of Mr. Taylor, Ms. Ellis and Ms. Stratford may terminate his or her employment (i) within 90 days following Mr. Suleman’s ceasing to serve as Citadel’s chief executive officer by reason of his termination by Citadel without cause or his resignation with good reason (each as defined in Mr. Suleman’s employment agreement), and upon such termination would be entitled to a lump sum payment equal to one times his or her annual base salary and a pro rata target bonus (based on the number of days he or she was employed during the calendar year in which such termination of employment occurs) and (ii) within 90 days following Mr. Suleman’s ceasing to serve as Citadel’s chief executive officer by reason of his voluntary resignation from Citadel without good reason, and upon such termination would be entitled to a lump sum payment equal to 1/2 times his or her annual base salary and a lump sum payment equal to the pro rata target bonus. The foregoing payments and benefits, other than the accrued benefits, are subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and all or a portion of such payments and benefits, other than the accrued benefits and the continued participation in welfare benefit plans, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code. Prior to the effectiveness of her separation agreement, Ms. Orr was provided with substantially similar severance benefits pursuant to the terms of her employment agreement.

Mr. Taylor and, prior to the effectiveness of her separation agreement, Ms. Orr, have the same rights to potential gross-up payment as previously described with respect to Mr. Suleman.

Under the Other Employment Agreements and Ms. Orr’s employment agreement, each of these executives is also subject to customary restrictive covenants, including non-disclosure of confidential information, non-solicitation of employees, and noncompetition. Generally, these executives are bound by these covenants only during the term of his or her employment (non-disclosure of confidential information continues in perpetuity), though Citadel may, at its option, elect to pay the applicable executive continued base salary for an additional 12 months following his or her termination by Citadel for cause or by the applicable executive without good reason, in which case these covenants will continue to apply during such 12-month period.

In the event that Mr. Taylor, Ms. Ellis or Ms. Stratford is terminated by Citadel for cause, by the executive without good reason, or due to death or disability, the executive is entitled to his or her accrued benefits including unpaid salary through the date of termination, any earned but unpaid annual bonus, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to the executive under Citadel’s benefit plans and any unreimbursed business expenses incurred by the executive prior to the date of termination, payable in a lump sum. Prior to the effectiveness of her separation agreement, Ms. Orr was provided with substantially similar severance benefits pursuant to the terms of her employment agreement.

On December 16, 2010, Citadel entered into a separation agreement with Ms. Orr pursuant to which she agreed to resign from all positions with Citadel and its affiliates, effective as January 31, 2011. In consideration for a release of claims from Ms. Orr and Ms. Orr’s continued agreement to confidentiality, non-disclosure and non-solicitation covenants, Citadel has paid Ms. Orr (i) a lump sum payment equal to $550,000 on December 31, 2010 and (ii) a lump sum payment equal to $200,000 on January 31, 2011, representing a payment with respect to Ms. Orr’s bonus for 2010. In addition, Ms. Orr and her dependents are eligible to continue to participate in Citadel’s medical, dental and vision plans through January 31, 2012 at Citadel’s expense. The payments and other benefits provided for in the separation agreement are in full discharge of any and all liabilities and obligations of Citadel to Ms. Orr. Pursuant to the separation agreement, Ms. Orr was entitled to continue to receive her base salary at the then current rate (i.e., $350,000) as well as the employee benefits provided by her employment agreement, until January 31, 2011.

Equity Arrangements

Mr. Suleman, Mr. Taylor, Ms. Ellis, Ms. Orr and Ms. Stratford have received stock options that vest in full in the event of their termination due to death or disability, by Citadel without cause or by them with good reason or upon a change in control of Citadel (as such terms are defined in the Citadel Plan). Upon a change in control, any unvested options shall immediately become vested, provided the named executive officer has remained continuously employed by Citadel through such date. In the event of a termination of employment due to death or disability the option will remain exercisable until the earlier of the first anniversary of the date of termination and the tenth anniversary of the date of grant. In the event of a termination of employment for any reason other than due to death or disability or by Citadel for cause the option, to the extent it is vested on the date of termination, will remain exercisable until the earlier of the second anniversary of the date of termination and the tenth anniversary of the date of grant. In the event of a termination of employment by

Citadel for cause the option, whether vested or unvested, will be forfeited. All of Ms. Orr’s outstanding option awards were unvested and forfeited as of January 31, 2011.

For a description of the grants of restricted stock made on May 26, 2011 to each of the named executive officers (other than Mr. Suleman and Ms. Orr) along with Hilary Glassman (Citadel’s new General Counsel, Corporate Secretary and Senior Vice President) under the Citadel Plan in accordance with the terms of the merger agreement, see “— Elements of Compensation, Why Citadel Chooses to Pay Each Element and Its 2010 Practices — Long-Term Incentive Compensation — Calendar Year 2011 Awards” on page 72.

The following table summarizes the potential payments to Citadel’s named executive officers upon termination assuming that such events occurred as of December 31, 2010.

			Accelerated
			Vesting of
			Restricted
	Severance		Stock and
	Amounts	Benefits	Options		Total
	($)(10)	($)	($)(1)		($)

Farid Suleman(2)
Death or disability	2,000,000	—	4,268,687	(3)	6,268,687
Termination by Citadel without cause or by the executive with good reason(4)	11,750,000	16,700	4,268,687	(3)	16,035,387
Termination by Citadel for cause or by the executive without good reason(5)	2,000,000	—	—		2,000,000
Change in control(11)	11,750,000	16,700	4,268,687	(3)	16,035,387
Judith A. Ellis(6)(7)
Death or disability	200,000	—	224,546	(3)	424,546
Termination by Citadel without cause or by the executive with good reason	1,600,000	16,700	224,546	(3)	1,841,246
Termination by Citadel for cause or by the executive without good reason(5)	200,000	—	—		200,000
Change in control(11)	1,600,000	16,700	224,546	(3)	1,841,246
Jacquelyn J. Orr(6)(7)(8)
Death or disability	200,000	—	179,636	(3)	379,636
Termination by Citadel without cause or by the executive with good reason	1,300,000	16,700	179,636	(3)	1,496,336
Termination by Citadel for cause or by the executive without good reason(5)	200,000	—	—		200,000
Change in control(11)	1,300,000	16,700	179,636	(3)	1,496,336
Patricia Stratford(6)(7)
Death or disability	125,000	—	126,308	(3)	251,308
Termination by Citadel without cause or by the executive with good reason	775,000	16,700	126,308	(3)	918,008
Termination by Citadel for cause or by the executive without good reason(5)	125,000	—	—		125,000
Change in control(11)	775,000	16,700	126,308	(3)	918,008
Randy L. Taylor(6)(7)(9)
Death or disability	200,000	—	179,636	(3)	379,636
Termination by Citadel without cause or by the executive with good reason	1,832,264	16,700	179,636	(3)	2,028,600
Termination by Citadel for cause or by the executive without good reason(5)	200,000	—	—		200,000
Change in control(11)	1,832,264	16,700	179,636	(3)	2,028,600

(1)	The amounts reported in this column reflect the aggregate fair market value of unvested stock option awards held by the executives on December 31, 2010 that would accelerate upon such termination or change in control, as applicable, based on the option exercise price and the stock price of Citadel’s Class A common stock as of December 31, 2010.

(2)	Pursuant to the SERP, Mr. Suleman will be paid $11.8 million as a lump sum cash payment upon separation from service as further described under “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control” on page 77 and “— Pension Benefits at 2010 Fiscal Year End” on page 89.

(3)	Pursuant to the applicable 2010 Employment Agreement and/or applicable award agreement, if the executive is terminated without cause or the executive terminates his or her employment for good reason (as such terms are defined in the executives’ applicable agreements), or in the event of the executive’s death or disability or a change of control of Citadel, any unvested portion of the stock option award shall immediately become vested.

(4)	Pursuant to Mr. Suleman’s employment agreement, the occurrence of a change in control (as such term is defined in the executive’s employment agreement) of Citadel is considered to be a good reason for termination.

(5)	In the event of a termination by Citadel for cause or by the executive without good reason, Citadel may continue to pay the executive his or her base salary, at the rate in effect immediately prior to termination, for a period of twelve months if Citadel elects to extend the executive’s non-compete period for twelve months following the date of termination.

(6)	In the event Mr. Suleman’s employment is terminated by Citadel without cause or by Mr. Suleman with good reason (each as defined in Mr. Suleman’s employment agreement), each of the executives named below may terminate his or her employment with Citadel and shall solely be entitled to receive a lump sum payment equal to one times his or her base salary and a lump sum payment equal to a pro rata portion of his or her target bonus. The potential severance payments for each such executive upon termination, assuming a termination occurred as of December 31, 2010, are summarized in the table below:

Judith A. Ellis	$700,000
Jacquelyn J. Orr	550,000
Patricia Stratford	325,000
Randy L. Taylor	600,000

(7)	In the event Mr. Suleman voluntarily resigns without good reason, each of the executives named below may terminate his or her employment with Citadel and shall solely be entitled to receive a lump sum payment equal to one-half times his or her annual base salary and a lump sum payment equal to a pro rata portion of his or her target bonus. The potential severance payments for each such executive upon termination, assuming a termination occurred as of December 31, 2010, are summarized in the table below:

Judith A. Ellis	$450,000
Jacquelyn J. Orr	375,000
Patricia Stratford	225,000
Randy L. Taylor	400,000

(8)	The amounts set forth in this table show severance amounts that Ms. Orr was entitled to receive pursuant to her employment agreement. The separation agreement between Citadel and Ms. Orr became effective on December 24, 2010 and superseded the terms of Ms. Orr’s employment agreement, except for the restrictive covenants and certain other specified provisions contained therein. The separation agreement is more fully described under “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control” on page 77.

(9)	If terminated by Citadel without cause or by the executive with good reason under circumstances which caused Mr. Taylor’s severance payments and benefits to be considered parachute payments (within the meaning of Section 280G of the Code), Mr. Taylor would be entitled to a gross-up payment for excise taxes imposed under Section 4999 of the Code. Included in the severance amount is approximately $0.4 million, which represents Citadel’s estimate of the gross-up payment due to Mr. Taylor.

(10)	Certain of the severance amounts shown in the table represent the payment of a pro rata portion of each individual’s bonus pursuant to his or her respective employment agreement (in this case, a full-year payment).

(11)	The amounts set forth in the “Severance Amounts” and “Benefits” columns reflect the payments and benefits the executives would receive upon termination by Citadel without cause or by the executive with good reason in connection with a change in control.

Outstanding Equity Awards Table at 2010 Fiscal Year End

The table below summarizes the awards under the Citadel Plan for each named executive officer that were issued on or following June 3, 2010 and outstanding as of December 31, 2010.

	Option Awards(2)
				Equity
				Incentive Plan
				Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised	Option
	Options	Options		Unearned	Exercise	Option
	(#)	(#)		Options	Price	Expiration
Name	Exercisable	Unexercisable		(#)	($)	Date

Farid Suleman	—	1,897,194	(1)	1,897,194	28.00	11/19/2020
	—	632,397	(1)	632,397	32.00	11/19/2020
Judith A. Ellis	—	99,798	(1)	99,798	28.00	11/19/2020
	—	33,265	(1)	33,265	32.00	11/19/2020
Jacquelyn J. Orr	—	79,838	(1)	79,838	28.00	11/19/2020
	—	26,613	(1)	26,613	32.00	11/19/2020
Patricia Stratford	—	56,137	(1)	56,137	28.00	11/19/2020
	—	18,711	(1)	18,711	32.00	11/19/2020
Randy L. Taylor	—	79,838	(1)	79,838	28.00	11/19/2020
	—	26,613	(1)	26,613	32.00	11/19/2020

(1)	Stock options vest in three equal portions annually. The first tranche vested on June 3, 2011, and the remaining two tranches are scheduled to vest equally on each of June 3, 2012 and June 3, 2013. Upon certain events related to the termination of employment of the named executive officers or the change in control of Citadel, the options vest in full as more fully described in “— Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Equity Arrangements” on page 81.

(2)	All option and stock awards granted prior to June 3, 2010 were cancelled in connection with Citadel’s emergence from the Chapter 11 Proceedings.

Citadel Option Exercises and Stock Vested

All option and stock awards outstanding as of June 3, 2010 were cancelled in connection with Citadel’s emergence from the Chapter 11 Proceedings. The table below summarizes vesting of shares of nonvested stock during the year ended December 31, 2010, prior to Citadel’s emergence from the Chapter 11 Proceedings. No shares of nonvested stock vested following June 3, 2010.

		Stock Awards
		Number of Shares	Value Realized on
		Acquired on Vesting	Vesting
	Vesting Date	(#)	($)

Judith A. Ellis	3/22/2010	(1)	—
Jacquelyn J. Orr	3/22/2010	8,333	292
Patricia Stratford	3/22/2010	8,333	292
Randy L. Taylor	3/22/2010	2,500	88

(1)	Ms. Ellis voluntarily cancelled 33,333 shares of performance-based restricted stock that were scheduled to vest on March 22, 2010.

There were no exercises of stock options during the year ended December 31, 2010.

Citadel’s Equity Compensation Plan In Effect Prior to the Emergence Date

Prior to June 3, 2010, nonvested shares of Citadel’s common stock and stock options to purchase shares of Citadel’s common stock were generally granted under the Citadel Broadcasting Corporation Amended and Restated 2002 Stock Option and Award Plan (the “2002 Long-Term Incentive Plan”) and the Walt Disney Company Rollover Equity Agreement (the “ABC Rollover Plan”). As of May 31, 2010, approximately 7,500,000 stock options and 1,400,000 nonvested shares were outstanding and the total number of shares of common stock that were authorized, reserved, and available for issuance under the 2002 Long-Term Incentive Plan and the ABC Rollover Plan was approximately 10,600,000 and 8,900,000, respectively, excluding shares underlying outstanding grants. Pursuant to the Emergence Plan, the 2002 Long-Term Incentive Plan and the ABC Rollover Plan were terminated as of June 3, 2010 and all share-based payments previously issued and reserved for issuance thereunder were canceled as of June 3, 2010.

Equity Compensation Plans In Effect Following the Emergence Date

The tables below summarize the number of shares of Citadel’s common stock to be issued upon exercise or vesting of outstanding grants of Citadel’s equity plan-based awards.

	Number of Shares to be	Weighted Average
	Issued Upon Exercise of	Exercise Price of
	Outstanding Options,	Outstanding Options,
	Warrants and Rights	Warrants and Rights
Plan Category	(#)	($)

Equity Compensation Plans Approved by Stockholders None	—	—
Equity Compensation Plans Not Approved by Stockholders 2010 Equity Incentive Plan (1)	3,266,629	29.00

Total	3,266,629

Number of Shares to be
	Issued Upon Vesting of	Weighted Average
	Nonvested Shares or	Grant Date
	Nonvested Share Units	Fair Value
Plan Category	(#)	($)

Equity Compensation Plans Approved by Stockholders None	—	—
Equity Compensation Plans Not Approved by Stockholders 2010 Equity Incentive Plan (1)	1,206,625	23.00

Total	1,206,625

(1)	The 2010 Equity Incentive Plan was adopted by Citadel via approval of the Bankruptcy Court, effective as of June 3, 2010.

As of December 31, 2010, the total number of shares of common stock that remain authorized, reserved, and available for issuance under the Citadel Plan was approximately 5,500,000, not including shares underlying outstanding grants, which can be issued in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock awards, cash payments and such other forms as the compensation committee of the board of directors in its discretion deems appropriate, including any combination of the above.

2010 Equity Incentive Plan

Citadel adopted the Citadel Plan via approval of the Bankruptcy Court, effective as of June 3, 2010. The Citadel Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, performance awards, restricted stock units, restricted stock and other stock awards (collectively, the “Awards”). Citadel’s directors, officers and other employees and its subsidiaries, as well as others performing consulting services for Citadel, will be eligible for grants under the Citadel Plan. The purpose of the Citadel Plan is to further Citadel’s growth and profitability by increasing incentives and encouraging share ownership of directors, employees and other service providers.

As of December 31, 2010, the total number of shares of Citadel’s Class A common stock and Class B common stock that remained authorized, reserved, and available for issuance under the Citadel Plan was approximately 5,500,000, not including shares underlying outstanding grants.

Administration

The Citadel Plan is administered by the compensation committee, which has all powers and discretion necessary or appropriate to administer the Citadel Plan and to control its operations, including, but not limited to, the full and final authority in its discretion to (a) determine which Eligible Individuals (as defined in the Citadel Plan) are eligible to receive Awards and to grant such Awards, (b) prescribe the form, amount, timing and other terms and conditions of each Award, (c) interpret the Citadel Plan and Award Agreements (as defined in the Citadel Plan), (d) reconcile any technical inconsistency(ies) in the Citadel Plan and/or any Award Agreement and (e) make all decisions and determinations required pursuant to the Citadel Plan and/or any Award Agreement or as the compensation committee deems necessary or advisable to administer the Citadel Plan. All determinations, decisions and interpretations of the compensation committee pursuant to the provisions of the Citadel Plan or any Award Agreement are final, conclusive and binding on all persons, and shall be given the maximum deference permitted by law. The compensation committee may delegate all or any part of its authority and powers under the Citadel Plan to one or more members of the board of directors and/or officers of Citadel. In addition, a supplemental equity plan committee composed of one director has the authority to make grants of up to 50,000 shares of restricted stock in the aggregate to individuals other than executive officers of Citadel.

Available Shares

The aggregate number of shares of common stock available for delivery pursuant to Awards granted under the Citadel Plan is 10,000,000 shares, which may be either authorized and unissued shares of Citadel’s common stock or shares of common stock held in or acquired for Citadel’s treasury. Approximately 5,000,000 shares have been authorized for issuance in connection with Citadel’s emergence from the Chapter 11 Proceedings and the remaining approximately 5,000,000 shares will be reserved for future issuances. To the extent shares subject to an Award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of an Award, (ii) the withholding of such shares in satisfaction of applicable taxes or (iii) the settlement of all or a portion of an Award in cash, then such shares will again be available for issuance under the Citadel Plan. The aggregate number of shares available for issuance under the Citadel Plan is subject to adjustment in connection with certain types of corporate events, including, but not limited to, a recapitalization, extraordinary dividend, stock split, spin-off or merger.

Subject to adjustment as provided for in the Citadel Plan, (i) the maximum number of shares with respect to which incentive stock options may be granted is 10,000,000, (ii) the maximum number of shares that may be subject to stock options or stock appreciation rights granted to any participant during the term of the

Citadel Plan is 10,000,000, (iii) the maximum number of shares that may be subject to performance awards granted to any participant during the term of the Citadel Plan is 10,000,000 and (iv) the maximum amount that can be paid out in cash to any participant in respect of any cash-settled Performance Award granted to such participant during the term of the Citadel Plan that is not expressed in the form of share equivalents is the Fair Market Value of 10,000,000 shares as of the date of grant.

Shares of Citadel Class A common stock or Class B common stock may be delivered pursuant to Awards granted under the Citadel Plan.

Eligibility for Participation

Members of Citadel’s board of directors, as well as Citadel’s employees and consultants or any of its subsidiaries are eligible to receive Awards under the Citadel Plan. The selection of participants is within the sole discretion of Citadel’s compensation committee.

Award Agreement

Awards granted under the Citadel Plan must be evidenced by a written award agreement that specifies the number of shares to which the Award pertains, the conditions to exercise (in the case of a stock option or stock appreciation right), the period of restriction (in the case of restricted stock and restricted stock units), and such other terms and conditions as the compensation committee shall determine in its sole discretion.

Awards Under the Citadel Plan

The following types of Awards are available under the Citadel Plan:

Stock Options

The compensation committee may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase shares of common stock. The compensation committee will determine the number of shares subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a ten percent stockholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. The exercise price with respect to an incentive stock option granted to a ten percent stockholder may not be less than 110% of the fair market value of a share on the date of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the compensation committee at grant and the exercisability of such options may be accelerated by the compensation committee in its sole discretion.

Stock Appreciation Rights

A stock appreciation right is a right to receive a payment in shares of Citadel common stock or cash (as determined by Citadel’s compensation committee) equal in value to the excess of the fair market value of one share of Citadel common stock on the date of exercise over the base price per share established in connection with the grant of the stock appreciation right. The term of each stock appreciation right may not exceed ten years. In the case of a stock appreciation right issued in tandem with a stock option, the base price per share covered by the stock appreciation right will be the exercise price per share of the related option in the case of a tandem stock appreciation right. In all other cases, the base price per share covered by a stock appreciation right will be at least equal to the fair market value of a share of Citadel’s common stock on the date of grant of such stock appreciation right. Unless otherwise provided in an Award Agreement, participants holding stock appreciation rights shall be entitled to receive dividend-equivalent payments and other distributions paid with respect to each share covered by the stock appreciation right provided any such payment(s) will be subject to the same vesting requirements as the applicable stock appreciation right and will be paid at the time the applicable stock appreciation right becomes vested.

Restricted Stock and Restricted Stock Units

Citadel’s compensation committee may award shares of restricted stock and restricted stock units. Each restricted stock unit represents a notional unit interest equal in value to a share of Citadel’s common stock to be paid at such times and subject to such conditions as may be specified in the applicable Award Agreement. The applicable Period of Restriction (as defined in the Citadel Plan) for an Award of restricted stock or restricted stock units will be set forth in the applicable Award Agreement. Except as otherwise provided by Citadel’s compensation committee, participants holding shares of restricted stock may exercise full voting rights with respect to such shares during the Period of Restriction. Participants holding restricted stock and restricted stock units are also entitled to receive all dividends and other distributions paid with respect to such Awards provided any such dividends or other distributions will be subject to the same vesting requirements as the underlying Award(s) and shall be paid at the time any such Award vests.

Performance Awards

Citadel’s compensation committee may grant a performance award to a participant payable upon the attainment of specific performance goals. Performance awards may be payable upon the attainment of the relevant performance goals either in cash or in shares of Citadel restricted stock (based on the then current fair market value of such shares), as determined by the compensation committee, in its sole discretion.

The performance goals applicable to a performance award must be specified in the applicable Award Agreement and may be based on such factors including (i) revenue, (ii) earnings per share (basic and diluted), (iii) net income per share (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow (including, without limitation, operating cash flow, free cash flow, discounted cash flow, return on investment and cash flow in excess of cost of capital), (x) earnings before interest, taxes, depreciation and amortization, (xi) earnings before interest and taxes, (xii) sales, (xiii) total stockholder return relative to assets, (xiv) total stockholder return relative to peers, (xv) financial returns (including, without limitation, return on assets, return on net assets, return on equity and return on investment), (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) gross margin, (xx) revenue growth, (xxi) market share, (xxii) book value per share, (xxiii) expenses and expense ratio management, (xxiv) any combination of the foregoing or (xxv) such other criteria as the compensation committee may determine.

The foregoing criteria shall have any reasonable definitions that the compensation committee may specify, which may include or exclude extraordinary, unusual or non-recurring items, effects of accounting changes, acquisition expenses, effects of divestures and such other criteria as specified by the compensation committee.

Other Stock Awards

Citadel’s compensation committee may grant other stock-based awards payable in, valued in whole or in part by reference to, or otherwise based on or related to shares, including, but not limited to, shares awarded purely as a bonus and not subject to any restrictions or conditions, shares in payment of amounts due under an incentive or performance plan sponsored by Citadel or a subsidiary, performance units, dividend equivalent units, stock equivalent units and deferred stock units. The vesting conditions applicable to any such Award will be set forth in the applicable Award Agreement. Unless otherwise determined by the compensation committee at the time of an Award and subject to the provisions of the Citadel Plan and applicable Award Agreement, participants holding other stock-based awards will be entitled to receive all dividends and other distributions paid with respect to such Awards, provided any such dividends and other distributions will be subject to the same vesting requirements as the underlying Award and will be paid at the time the Award becomes vested.

Change in Control

Pursuant to the Citadel Plan, the compensation committee may provide, in an Award Agreement or otherwise, that in the event of a Change in Control (as defined in the Citadel Plan), unless the right to accelerated vesting, the lapse of restrictions or risks of forfeiture, or accelerated delivery or receipt of cash provided for herein is waived or deferred by a participant and Citadel by written notice prior to the Change in Control, all restrictions and risks of forfeiture on Awards (other than those imposed by law or regulation) shall lapse, and all deferral or vesting periods relating to Awards shall immediately expire. In the event of a Change in Control, Citadel’s board of directors can unilaterally implement or negotiate a procedure with any party to the Change in Control pursuant to which all participants’ unexercised options may be cashed out as part of the purchase transaction, without requiring exercise, for the difference between the purchase price and the applicable exercise price.

Stockholder Rights

Except as otherwise specifically provided for in the Citadel Plan, a participant has no rights as a stockholder with respect to shares covered by any Award unless and until the participant becomes the record holder of such shares.

Amendment and Termination

Citadel’s board of directors, in its sole discretion, may amend, suspend or terminate the Citadel Plan, or any part thereof, at any time and for any reason, subject to any requirement of stockholder approval required by applicable law, rule or regulation; provided, however, the board of directors may amend the Citadel Plan and any Award Agreement without stockholder approval as necessary to avoid the imposition of any taxes under Section 409A of the Code. Subject to the preceding sentence, the amendment, suspension or termination of the Citadel Plan shall not, without the consent of the participant, materially adversely alter or impair any rights or obligations under any Award theretofore granted to such participant. Notwithstanding the foregoing, Citadel’s compensation committee may, but shall not be required to, amend or modify any Award to the extent necessary to avoid the imposition of taxes under Section 409A of the Code. Citadel intends to administer the Citadel Plan and all Awards granted thereunder in a manner that complies with Section 409A of the Code, however, it shall not be responsible for any additional tax imposed pursuant to Section 409A of the Code, nor will it indemnify or otherwise reimburse any participant for any liability incurred as a result of Section 409A of the Code. No Award may be granted pursuant to the Citadel Plan during any period of suspension or after termination of the Citadel Plan.

Transferability

Awards granted under the Citadel Plan are generally nontransferable (other than by will or the laws of descent and distribution); provided, however, that except as provided by in the relevant Award Agreement, a participant may transfer, without consideration, an Award other than an incentive stock option to one or more members of his or her Immediate Family (as defined in the Citadel Plan), to a trust established for the exclusive benefit of one or more members of his or her Immediate Family, to a partnership in which all the partners are members of his or her Immediate Family, or to a limited liability company in which all the members are members of his or her Immediate Family; provided, further, that any such Immediate Family, and any such trust, partnership and limited liability company, shall agree to be and shall be bound by the terms of the Citadel Plan, and by the terms and provisions of the applicable Award Agreement and any other agreements covering the transferred Awards. All rights with respect to an Award granted to a participant shall be available during his or her lifetime only to the participant and may be exercised only by the participant or the participant’s legal representative.

Pension Benefits at 2010 Fiscal Year End

Citadel was required by Mr. Suleman’s employment agreement to establish a non-qualified retirement benefit program meeting minimum terms and conditions outlined in the agreement. On August 19, 2010, the compensation committee adopted, approved and ratified the SERP for Mr. Suleman, the SERP’s only eligible participant, effective as of June 3, 2010. The SERP provides for a lump sum cash payment to Mr. Suleman upon his attainment of the age of 65 or, if sooner, upon his “separation from service” within the meaning of Section 409A of the Code. For a further description of the SERP, see “— Summary of Citadel Employment

Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Mr. Suleman’s Employment Arrangements” on page 77.

Payments
		Number of	Present	During
		Years	Value of	Last
		Credited	Accumulated	Fiscal
		Service	Benefit	Year
Name	Plan Name	(#)	($)	($)

Farid Suleman	Citadel Broadcasting Corporation Supplemental Executive Retirement Plan	8.75	11,476,773	—

Citadel Compensation Risk Management

With respect to the 2010 executive compensation for Citadel’s named executive officers, the mix and design of the elements of Citadel’s compensation arrangements for the named executive officers (such as base salary, long-term performance bonus and multi-year time equity grants) were established in connection with the Emergence Plan.

Citadel’s board of directors and compensation committee have assessed the risks associated with Citadel’s compensation arrangements for its named executive officers and other employees and believe that such arrangements are reasonable and competitive, do not encourage management to assume excessive risks and align management’s interests with those of Citadel’s stockholders and are not reasonably likely to have a material adverse effect on Citadel.

Director Compensation Table at 2010 Fiscal Year End

The tables below summarize information concerning the compensation of Citadel’s directors for the fiscal year ended December 31, 2010. The tables below do not include information with respect to Citadel’s Chief Executive Officer, Mr. Suleman, as he is also a named executive officer of Citadel and is not compensated for his service as a director.

On June 3, 2010, the following directors departed Citadel’s board of directors in connection with Citadel’s emergence from the Chapter 11 Proceedings and pursuant to the Emergence Plan: (i) J. Anthony Forstmann; (ii) Theodore J. Forstmann; (iii) Michael Miles; (iv) Michael J. Regan; (v) Thomas Reifenheiser; and (vi) Wayne T. Smith.

On June 3, 2010, pursuant to the Emergence Plan, Citadel’s board of directors was reconstituted to consist of (i) Farid Suleman (Citadel’s Chief Executive Officer); (ii) William M. Campbell, III; (iii) Gregory Mrva; (iv) Paul N. Saleh; (v) Jonathan Mandel; (vi) John L. Sander (Chairman); and (vii) Doreen A. Wright. On November 16, 2010, Paul N. Saleh resigned from the board of directors.

Compensation of Pre-Emergence Board of Directors

Directors who are also Citadel employees do not receive compensation for their service as members of Citadel’s board of directors or board committees. Effective May 24, 2006, in consideration for his services as a member of Citadel’s board of directors, each director received an annual fee of $50,000, $2,500 for each committee meeting he attended and $5,000 annually if he served as a committee chairperson. Citadel did not compensate committee members for every meeting attended; rather, compensation was paid to committee members based upon attendance at certain predetermined meetings.

	Fees
	Earned or
	Paid in Cash	Total
Name	($)	($)

J. Anthony Forstmann	25,000	25,000
Theodore J. Forstmann	—	—
Michael A. Miles	30,000	30,000
Michael J. Regan	32,500	32,500
Thomas V. Reifenheiser	30,000	30,000
Wayne T. Smith	32,500	32,500

Compensation of Post-Emergence Board of Directors

Directors who are also Citadel employees do not receive compensation for their service as members of Citadel’s board of directors or board committees. Effective June 3, 2010, in consideration for his or her services as a member of the board of directors, each Citadel director receives an annual retainer fee of $75,000. The director who serves as the Chairman of the board of directors receives an additional annual fee of $50,000, and each director who serves as a committee chairperson receives an additional annual fee of $15,000. Effective October 1, 2010, the annual retainer and the fee for serving as a committee chairperson were increased to $100,000 and $20,000, respectively. The additional fee for serving as Chairman of Citadel’s board of directors remained the same at $50,000. All fees are paid by Citadel, quarterly in advance. Citadel does not compensate board or committee members on the basis of the number of meetings attended.

	Fees
	Earned or	Stock	Option
	Paid in Cash	Awards	Awards		Total
Name	($)	($)(1)	($)		($)

William M. Campbell, III	59,500	—	686,208	(2)	745,708	(4)
Jonathan Mandel	49,583	—	686,208	(2)	735,791	(4)
Gregory Mrva	49,583	—	686,208	(2)	735,791	(4)
Paul Saleh(3)	59,500	—	—		59,500	(4)
John L. Sander	78,472	—	686,208	(2)	764,680	(4)
Doreen A. Wright	59,500	—	686,208	(2)	745,708	(4)

(1)	In August 2010, in connection with Citadel’s emergence from the Chapter 11 Proceedings, each director was awarded shares of unvested restricted stock as summarized in the table below. These awards were subsequently forfeited in November 2010.

		Grant Date
	Shares	Stock Price	Fair Value

John L. Sander (Chairman)	47,530	$23.00	$1,093,190
William M. Campbell, III	47,530	23.00	1,093,190
Jonathan Mandel	47,530	23.00	1,093,190
Gregory Mrva	47,530	23.00	1,093,190
Paul N. Saleh(3)	47,530	23.00	1,093,190
Doreen A. Wright	47,530	23.00	1,093,190

(2)	Option award compensation is based on 63,245 options granted on November 19, 2010 at a closing stock price of $25.00, of which 75% have an exercise price of $28.00 and a grant date fair value of $11.08 per option and 25% have an exercise price of $32.00 and a grant date fair value of $10.16 per option. In the event of a termination of service due to death or disability or a change in control (as such term is defined in the Citadel Plan) of Citadel (subject to continued service through the date of such change in control)

any unvested portion of the option award shall immediately become vested. In the event of a termination of service due to death or disability the option will remain exercisable until the earlier of the first anniversary of the date of termination and the tenth anniversary of the date of grant. In the event of a termination of service for any reason other than due to death or disability or by Citadel for cause (as such term is defined in the Citadel Plan) the option, to the extent it is vested on the date of termination, will remain exercisable until the earlier of the second anniversary of the date of termination and the tenth anniversary of the date of grant. In the event of a termination of service by Citadel for cause the option, whether vested or unvested, will be forfeited.

The aggregate number of stock option awards held by each member of the board of directors as of December 31, 2010 is as follows:

John L. Sander (Chairman)	63,245
William M. Campbell, III	63,245
Jonathan Mandel	63,245
Gregory Mrva	63,245
Doreen A. Wright	63,245

(3)	Mr. Saleh resigned from Citadel’s board of directors effective on November 16, 2010.

(4)	Does not reflect the grant date fair value of the unvested restricted stock voluntarily forfeited by each director, as disclosed in footnote (1) above.

PROPOSALS SUBMITTED TO CITADEL STOCKHOLDERS

Adoption of the Agreement and Plan of Merger

(Item 1 on the Citadel Proxy Card)

This information statement/proxy statement/prospectus is being furnished to Citadel’s stockholders as part of the solicitation of proxies by Citadel’s board of directors for use at the Citadel special meeting to consider and vote on the Proposal to adopt the merger agreement. If Citadel’s stockholders fail to adopt the merger agreement, the merger will not occur. Holders of Citadel common stock should read this document carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this information statement/proxy statement/prospectus as Annex A.

Citadel’s board of directors, after careful consideration, deemed it advisable and in the best interests of Citadel and its stockholders that Citadel enter into the merger agreement, determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable, fair (both substantively and procedurally) to and in the best interests of Citadel and its stockholders and recommended that Citadel’s stockholders adopt the merger agreement at the Citadel special meeting.

The affirmative vote of the holders of at least a majority of the outstanding shares of Citadel common stock as of the record date and entitled to vote, voting together as a single class, is required to adopt the merger agreement.

Citadel’s board of directors recommends that its stockholders vote “FOR” the adoption of the merger agreement.

Adjournment Proposal

(Item 2 on the Citadel Proxy Card)

The Citadel special meeting may be adjourned to another time or place, if necessary or appropriate, to permit, among other things, further solicitation of proxies if necessary to obtain additional votes in favor of the adoption of the merger agreement.

If, at the Citadel special meeting, the number of Citadel common shares present or represented and voting in favor of the adoption of the merger agreement is insufficient to approve such Proposal, Citadel intends to move to adjourn the Citadel special meeting in order to solicit additional proxies for the adoption of the merger agreement.

In this adjournment Proposal, Citadel is asking its Class A stockholders to authorize the holder of any proxy solicited by Citadel’s board of directors to vote in favor of granting discretionary authority to proxy holders, and each of them individually, to adjourn the Citadel special meeting to another time and place for the purpose of soliciting additional proxies. If Citadel stockholders approve the Citadel adjournment Proposal, Citadel could adjourn the Citadel special meeting and any adjourned session of the Citadel special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from Citadel stockholders who have previously voted.

Citadel’s board of directors recommends that holders of Citadel Class A common stock vote “FOR” the Citadel adjournment Proposal, if necessary, to solicit additional proxies.

Election of Class I Directors

(Item 3 on the Citadel Proxy Card)

As of June 3, 2010, Citadel’s board of directors had seven members and, as of the date hereof, is composed of five independent directors, Citadel’s chief executive officer, and one vacancy. Citadel’s board of directors is currently divided into three classes. Of the six directors currently sitting on Citadel’s board of directors, two are Class I directors, two are Class II directors, and two are Class III directors. The current terms of the Class I, Class II and Class III directors expire in 2011, 2012 and 2013, respectively. The open director seat is for a Class III director. At each annual meeting or special meeting of Citadel stockholders called for the purpose of electing directors, successors to the class of directors whose term expires at that annual meeting are normally elected for a three-year term and until their respective successors are elected and qualified. A director may only be removed with cause by the affirmative vote of the holders of a majority of the outstanding shares of capital stock as of the record date entitled to vote in the election of directors, voting together as a single class.

The Citadel directors elected at the Citadel special meeting will serve as directors of Citadel following the meeting through the earliest of the effective time of the merger, Citadel’s 2014 annual meeting of stockholders, or his or her death, resignation, retirement or removal. At the effective time of the merger, the individuals serving as Citadel directors immediately prior to the effective time of the merger will no longer be Citadel directors.

Director-Nominees

Name	Age	Position

Jonathan Mandel	59	Director (Class I)
Gregory Mrva	41	Director (Class I)

Jonathan Mandel has been a member of Citadel’s board of directors since the June 3, 2010. Mr. Mandel is Chairman of the board of Proximic, a privately funded company that provides advisory services for targeting online content and improving advertising placement. Since 2009, Mr. Mandel has served as a management advisor for Progress Partners, which offers strategic advisory and investment banking services to early and mid-stage companies in technology, digital media, and clean energy, and Progress Ventures, a related investing fund, as well as Rho Ventures, a multi-stage venture capital firm and Coriolis Ventures, a related investing entity. Mr. Mandel also currently serves in various board capacities for eXelate, a digital advertising research software company; Indoor Direct, a holding company with interests in a restaurant entertainment and advertising network; Loop Analytics, a mobile strategy company; the International Radio and Television Foundation; John A. Reisenbach Foundation, a charitable organization for New York’s media and advertising communities; and the New York chapter of the Juvenile Diabetes Research Foundation. From November 2006 until February 2009, Mr. Mandel served as the Chief Executive Officer of NielsenConnect at Nielsen

Company, Inc. From February 2002 until joining NielsenConnect, Mr. Mandel was at MediaCom Worldwide, Inc., serving in the positions of Chairman of MediaCom U.S.; Chief Global Buying Officer of MediaCom Worldwide; and Co-Chief Executive Officer of MediaCom Latino.

Qualifications:  Mr. Mandel brings over 36 years of experience in the media and advertising industries, with particular expertise in the media research and media planning/purchase space. Mr. Mandel also has substantial experience as a company director.

Gregory Mrva has been a member of Citadel’s board of directors since the June 3, 2010. Since August 2010, Mr. Mrva has served as the Managing Director — Head of Internet at Barclays Capital, Investment Banking. From June 2005 until February 2010, Mr. Mrva served as Vice President of Strategy, Mergers and Acquisitions and Corporate Development at Yahoo! Inc. From 2003 to June 2005, Mr. Mrva served as Investment Professional with the Technology Group at Texas Pacific Group, a private equity firm, and from 2001 to 2002 he served as Investment Professional with the Enterprise Software Group at Partech International, a venture capital firm.

Qualifications:  Mr. Mrva offers extensive experience in the areas of finance and technology. Mr. Mrva has developed significant strategic expertise gained in part through his years in venture capital, private equity and investment banking.

Citadel’s board of directors recommends that holders of Citadel Class A common stock vote “FOR” the election of each of the nominees to serve as Class I directors on Citadel’s board of directors.

Incumbent Directors

The remaining incumbent directors, whose terms of office are not expiring, are as follows:

Name	Age	Position

William M. Campbell, III	51	Director (Class II)
Doreen A. Wright	54	Director (Class II)
John L. Sander	69	Director (Class III)
Farid Suleman	59	Director (Class III)

The current terms of the Class II and Class III directors expire on the dates of Citadel’s 2012 and 2013 annual meetings of stockholders, respectively, or when their respective successors are elected and qualified.

William M. Campbell, III has been a member of Citadel’s board of directors since the June 3, 2010. Since October 2010, Mr. Campbell has served as President of Akoo International, Inc., a social music television network. He currently serves as a director of ePals, Inc., an education technology company; CalArts, a center for the study of performing and visual arts; the Jane Goodall Institute, a nonprofit entity; and Converse College Board of Trustees. From 1998 until 2007, Mr. Campbell served as a director of Education Management Corporation, a provider of private post-secondary education in North America. From March 2009 until June 2009, Mr. Campbell served as President and Chief Executive Officer of Panavision Inc. and from 2008 to 2009 as President and Chief Executive Officer of 5CTV, a global media company. From May 2002 to February 2007, Mr. Campbell served as President of Discovery Networks, Inc. and from 1998 to 2002 he served as President of Miramax Television. He served as Executive Vice President of CBS Entertainment from 1995 to 1998.

Qualifications:  Mr. Campbell has 24 years of media industry experience, providing him with extensive insight into the operations of a media company. In addition, his prior leadership roles allow him to provide insight on management and operational initiatives to Citadel’s board of directors.

Doreen A. Wright has been a member of Citadel’s board of directors since June 3, 2010. From June 2001 to July 2008, Ms. Wright served as Senior Vice President and Chief Information Officer at Campbell’s Soup Company. Ms. Wright currently serves on the board of directors of the Dean Foods Company, a food and beverage company; the Oriental Trading Company, an Internet and catalog retailer; Crocs, Inc., a footwear manufacturing and distributing company; and on the New Hope Arts Advisory Board. Ms. Wright has

previously served on the boards of Conseco, Inc., an insurance company; The Yankee Candle Company, Alphanet Solutions, Inc., an information technology professional services firm; The Annenberg Center for the Performing Arts and The American Repertory Ballet. She was also a trustee of the Campbell Soup Foundation. From 1999 until joining Campbell’s, Ms. Wright served as Executive Vice President and Chief Information Officer of Nabisco, Inc., now a subsidiary of Kraft Foods Inc. From 1995 through 1998, Ms. Wright served as Senior Vice President, Operations and Systems at Prudential Insurance Company’s Prudential Investment Group.

Qualifications:  Ms. Wright brings more than 30 years of leadership experience in the financial services and consumer products industries, with emphasis in the areas of information technology, operations and human resources. Ms. Wright also has extensive experience as a public company director, including service on audit, compensation and corporate governance committees.

John L. Sander has been the Chairman of Citadel’s board of directors and a director since June 3, 2010. Mr. Sander is a director, and the current Chairman, of Broadcast Music, Inc., which collects license fees and distributes royalties to songwriters, composers and music publishers. Mr. Sander also serves as a director of the National Association of Broadcasters, a trade association for radio and television broadcasters. Since 2006, Mr. Sander has served as Senior Advisor of Belo Corporation, which owns and operates 20 television stations in the United States. From 1997 through 2006, Mr. Sander served in various positions at Belo Corporation, including Vice Chairman, President of Media Operations; Executive Vice President of Media Operations; President of the Television Group; and Executive Vice President of the Television Group. From 1985 through 1997, Mr. Sander served as President and General Manager at WAGA-TV Atlanta. From 1982 through 1985, Mr. Sander served as President of the Television Group of Taft Broadcasting, a media broadcasting company.

Qualifications:  Mr. Sander’s 45 years of experience in the television broadcasting industry, serving as both a director and as a member of the management team for several companies, provide him with a unique and current knowledge of the media industry.

Farid Suleman has been Citadel’s President and Chief Executive Officer and a member of the board of directors since March 2002. Mr. Suleman was also the Chairman of Citadel’s board of directors from March 2002 through June 2010. From February 2001 to February 2002, Mr. Suleman was President and Chief Executive Officer of Infinity Broadcasting Corp., a radio and outdoor advertising company. He was Executive Vice President, Chief Financial Officer, Treasurer and a director of Infinity Broadcasting from September 1998 to February 2001 when Infinity Broadcasting was acquired by Viacom Inc. From February 1994 until February 2007, Mr. Suleman was a director of Westwood One, Inc. Mr. Suleman was a special limited partner of FL&Co., a private equity firm, from March 2002 until June 2007.

Qualifications:  Mr. Suleman brings insight into all aspects of Citadel’s business, due to both his current role as President and Chief Executive Officer and his history with Citadel. Mr. Suleman’s leadership, together with his industry knowledge and experience, has been instrumental in Citadel’s growth. In addition, his in-depth knowledge of Citadel’s business strategy and operations as an executive officer enables him to provide valuable contributions and facilitate effective communication between management and Citadel’s board of directors.

Non-Binding Advisory Vote on Golden Parachute Compensation

(Item 4 on the Citadel Proxy Card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and Rule 14a-21(c) under the Exchange Act require Citadel to provide its stockholders with the opportunity to vote to approve on a non-binding, advisory basis the compensation that may be paid or payable to the named executive officers of Citadel that is based on or otherwise relates to the merger (also known as “golden parachute” compensation).

Accordingly, Citadel is requesting that holders of Citadel Class A common stock approve the following resolution:

“RESOLVED, that the stockholders of Citadel Broadcasting Corporation approve, on a non-binding advisory basis, the compensation that may be paid or become payable to its named executive officers that is based on or otherwise relates to the merger, as disclosed in the proxy statement relating to Citadel’s special meeting in the table entitled “Golden Parachute Compensation,” including the related narrative discussion, as disclosed under the heading “Payments to Named Executive Officers Contingent Upon the Merger,” and the agreements or understandings pursuant to which such compensation may be paid or become payable.”

Approval of this Proposal is not a condition to completion of the merger. As this is an advisory vote, the result will not be binding on Citadel or on Cumulus Media, or the board of directors or the compensation committees of Citadel or Cumulus Media. Accordingly, such compensation, including amounts that Citadel is contractually obligated to pay, could still be payable regardless of the outcome of this advisory vote, subject only to the conditions applicable thereto. Proxies submitted without direction pursuant to this solicitation will be voted “FOR” the approval of the compensation to be paid to Citadel’s named executive officers that is based on or otherwise relates to the merger, as disclosed in this information statement/proxy statement/prospectus.

Citadel’s board of directors recommends that holders of Citadel Class A common stock vote “FOR” the approval on a non-binding, advisory basis of the compensation that may be paid or payable to its named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to the compensation disclosure rules of the SEC.

Ratification of Appointment of Independent Registered Public Accountants

(Item 5 on the Citadel Proxy Card)

The audit committee of Citadel has appointed the firm of Deloitte & Touche LLP, independent registered public accountants, as Citadel’s independent registered public accountants for the year ending December 31, 2011.

From and after the effective date of the merger, Deloitte & Touche LLP will not continue to conduct an independent audit of Citadel.

Citadel’s board of directors recommends that its stockholders vote “FOR” the ratification of the appointment of Deloitte & Touche LLP as Citadel’s independent registered public accountants for the year ending December 31, 2011.

Representation of Independent Registered Accountants at the Citadel Special Meeting

A representative of Deloitte & Touche LLP is expected to be present at the Citadel special meeting, will be offered the opportunity to make a statement if he or she desires to do so and, if present, will be available to respond to appropriate questions.

Audit Fees

Deloitte & Touche LLP was engaged as Citadel’s independent registered public accountants for the year ended December 31, 2010. The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered for the audit of Citadel’s annual consolidated financial statements and the audit of management’s report on internal controls for the fiscal years ended December 31, 2010 and 2009 and for the reviews of the financial statements included in Citadel’s quarterly reports on Form 10-Q for each year ended December 31, 2010 and 2009 were approximately $1,100,000 and $1,166,000, respectively.

Audit-Related Fees

Audit-related fees billed by Deloitte & Touche LLP for the year ended December 31, 2010 were approximately $792,000, which includes the aggregate fees and out-of-pocket expenses billed for professional services rendered for fresh-start accounting and Citadel’s debt refinancing transactions from December 2010. For the year ended December 31, 2009, Deloitte & Touche LLP billed Citadel approximately $73,000 in the aggregate for fees and out-of-pocket expenses for professional services rendered for the audit of Citadel’s 401(k) plan for the year ended December 31, 2008 and fees associated with assisting Citadel with responses to an SEC comment letter.

Tax Fees

The aggregate fees and out-of-pocket expenses billed by Deloitte & Touche LLP for professional services rendered in connection with Citadel’s restructuring, transaction cost recovery and tax preparation and review services for the year ended December 31, 2010 was approximately $882,000.

All Other Fees

For the year ended December 31, 2009, Deloitte & Touche LLP billed Citadel approximately $1,115,000 for aggregate fees and out of pocket expenses for professional services rendered in connection with Citadel’s restructuring.

Pre-Approval Policies and Procedures

The Citadel audit committee has adopted policies and procedures requiring audit committee review and approval in advance of all particular engagements for services provided by Citadel’s independent registered public accountants. Prior to rendering any audit and non-audit professional services, Deloitte & Touche LLP discusses such services with the Citadel audit committee, and the committee pre-approves the scope of such services and the related estimated fees. The scope of all audit and non-audit services rendered by Deloitte & Touche LLP to Citadel during the year ended December 31, 2010 was pre-approved by the Citadel audit committee.

During the approval process, the Citadel audit committee considers the impact of the scope of services and the related fees on the independence of the auditor. The services and fees must be deemed compatible with the maintenance of the auditor’s independence, including compliance with the SEC rules and regulations.

Other Business

(Item 6 on the Citadel Proxy Card)

Citadel does not intend to bring any other matters before the Citadel special meeting, and Citadel does not know of any matters to be brought before the Citadel special meeting by others. If, however, any other matters properly come before the Citadel special meeting, the persons named in the proxy will vote the shares represented thereby in accordance with their best judgment on any such matter. To the extent Citadel receives proper notice of a stockholder’s intent to bring a matter before the special meeting, Citadel will in advance of the special meeting advise stockholders as to how the proxies intend to vote on such matter.

THE MERGER

This section of the information statement/proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire information statement/proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the merger agreement, which is attached as Annex A, for a more complete understanding of the merger. In addition, important business and financial information about each of Cumulus Media and Citadel is incorporated into this information statement/proxy statement/prospectus by reference and is included in the Annexes hereto. See “Where You Can Find More Information” on page 219.

Effect of the Merger; What Stockholders, Option Holders and Warrant Holders of Citadel Will Receive in the Merger

Upon completion of the merger, Merger Sub, an indirect wholly-owned subsidiary of Cumulus Media and a direct wholly-owned subsidiary of Holdco, will merge with and into Citadel. Citadel will be the surviving corporation in the merger and will become an indirect wholly-owned subsidiary of Cumulus Media and a direct wholly-owned subsidiary of Holdco.

In the merger, each share of Citadel Class A common stock and Citadel Class B common stock outstanding immediately prior to the effective time of the merger (other than shares owned by Citadel as treasury stock, shares owned by Cumulus Media or Merger Sub or shares held by holders properly exercising appraisal rights under Delaware law) will be converted, except as described below, at the effective time of the merger into the right to receive, at the election of the holder, either $37.00 in cash or 8.525 shares of Cumulus Media Class A common stock, in either case subject to proration if holders of Citadel common stock and Citadel warrants elect to receive cash consideration exceeding the Cash Consideration Cap or stock consideration exceeding the Stock Consideration Cap. Each share of Citadel Class A common stock or Citadel Class B common stock owned by Cumulus Media, Holdco or Merger Sub will be cancelled without consideration. See “— Citadel Stockholders and Warrant Holders Making Cash and Stock Elections — Proration Procedures” on page 156 for more information on how the proration procedures will work.

The right of Citadel stockholders to receive shares of Cumulus Media Class A common stock is subject to a reasonable determination by Cumulus Media that distribution of Cumulus Media Class A common stock would not result or be likely to result in a violation of the Communications Act or FCC rules and policies. If the distribution of shares of Cumulus Media Class A common stock to a Citadel stockholder or warrant holder would be or would be likely to result in such a violation, Cumulus Media will issue to the Citadel stockholder or warrant holder a warrant to acquire an equal number of shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock in exchange for his or her shares of Citadel common stock or warrants. To facilitate that determination, each Citadel stockholder and warrant holder will be asked to complete an ownership certification and a related FCC worksheet in connection with its election to receive cash or stock as merger consideration. Failure to complete that ownership certification and related FCC worksheet will result in the stockholder or warrant holder receiving warrants for Cumulus Media Class A common stock or Cumulus Media Class B common stock.

At least 10 business days prior to the election deadline, each unvested and outstanding option to purchase shares of Citadel Class A common stock under the Citadel Plan will become fully vested and exercisable and will terminate upon the consummation of the merger. If any option is not exercised on or prior to the election deadline, upon the consummation of the merger such outstanding option will be deemed exercised for that number of shares of Citadel Class A common stock equal to (x) the number of shares of Citadel Class A common stock subject to such option minus (y) the number of shares of Citadel Class A common stock subject to such option which, when multiplied by the fair market value (as defined in the Citadel Plan) of a share of Citadel Class A common stock as of the day that is one business day before the date the merger is consummated, is equal to the aggregate exercise price of such option. Pursuant to the merger agreement, each resulting share of Citadel Class A common stock will be converted into the right to receive the consideration choice selected for the majority of Citadel shares and warrants for which an election was properly made (or deemed to have been made), subject to the proration described above; provided, that any resulting fractional shares will be converted into a cash amount equal to the product obtained by multiplying the fractional interest by $4.34. See “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards” on page 173.

Upon the consummation of the merger each restricted stock award outstanding immediately prior to the consummation of the merger will be converted at the election of the holder and on the same terms and conditions as were applicable to such award immediately prior to the consummation of the merger into a right to receive cash or Cumulus Media common stock, determined in accordance with the terms of the merger agreement and will be payable at the time such restricted stock award vests. In addition, upon consummation of the merger, each restricted stock award will vest in full upon the holder’s termination of service by Citadel without cause (as such term is defined in the Citadel Plan) or by the holder for good reason (as such term is defined in the Citadel Plan assuming no other agreement or arrangement supersedes such definition). Any resulting fractional shares of Cumulus Media Class A common stock will be rounded down to the nearest whole share and any fractional share of Cumulus Media Class A common stock lost due to such rounding will be converted into a cash amount, payable at the time such restricted stock award vests, equal to the product obtained by multiplying the fractional interest by $4.34. See “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards” on page 173.

The rights pertaining to Cumulus Media Class A common stock (or, if applicable, Cumulus Media Class B common stock) will be different from the rights pertaining to Citadel common stock, because the certificate of incorporation and by-laws of Cumulus Media in effect immediately after the merger is completed will be different from the fourth amended and restated certificate of incorporation of Citadel (“Citadel Charter”) and the amended and restated bylaws of Citadel (“Citadel Bylaws”). The rights pertaining to Cumulus Media common stock and the Third Amendment and Restatement and Cumulus Media Bylaws which will be in effect immediately after the merger is completed are further described under “Comparison of Rights of Holders of Cumulus Media Common Stock and Citadel Common Stock” on page 190.

Background of the Merger

The Cumulus Media board of directors regularly reviews and evaluates Cumulus Media’s business strategy and strategic options in an effort to enhance stockholder value. As a part of those efforts, in May 2006, Cumulus Media, through CMP, the privately-owned partnership it formed with three private equity funds, purchased the radio broadcasting business of Susquehanna Pfaltzgraff Co. While Cumulus Media’s historical focus had been on mid-sized radio markets in the United States, Cumulus Media management recognized that large-sized radio markets provided an attractive combination of scale, diversification, and content and distribution opportunities for future growth.

At various times over the past few years, senior executives of Cumulus Media have engaged in preliminary discussions with various parties regarding potential acquisition, divestiture or business combination transactions. In April 2010, Cumulus Media and an affiliate of Crestview announced the formation of a strategic investment partnership that would seek to invest in premium radio broadcasting companies that presented attractive opportunities for significant long-term capital appreciation. The objective of the partnership would be to deliver significant value and achieve attractive returns through Cumulus Media’s proven skills in radio station management and operations, as well as its proprietary technology platform. Under the terms of the partnership, an affiliate of Crestview would lead an investor group that would invest up to $500 million in equity in the partnership, which would target acquisitions in excess of $1 billion.

On December 20, 2009, Citadel and certain of its subsidiaries filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code. Citadel emerged from bankruptcy court protection pursuant to the Emergence Plan, that became effective as of June 3, 2010. In accordance with the Emergence Plan, approximately $2.1 billion of Citadel’s indebtedness was converted into a new term loan in the initial principal amount of approximately $762.5 million and three forms of equity: Citadel Class A common stock; Citadel Class B common stock; and warrants to purchase Citadel Class B common stock, which equity had an aggregate implicit value of approximately $1.3 billion, or $28.00 per share, based on Citadel’s enterprise value.

After Citadel’s emergence from bankruptcy, the Citadel board of directors began consideration with its legal and financial advisors of steps to enhance stockholder value. Among the matters reviewed by the Citadel board was the possible refinancing of Citadel’s outstanding indebtedness to a lower interest rate, providing more operating flexibility to Citadel and extending its debt maturities. The Citadel board of directors also considered the listing of Citadel stock on the NYSE to increase liquidity, the initiation of a dividend, and/or the completion of an equity offering of secondary and/or primary shares of Citadel common stock.

At a regularly scheduled meeting of the Cumulus Media board of directors on October 27, 2010, Lewis W. Dickey, Jr., Chairman, President and Chief Executive Officer of Cumulus Media, reported on developments at Citadel since its emergence from Chapter 11 in June, and described the potential benefits of a possible acquisition of Citadel by Cumulus Media. Representatives of UBS Securities, Cumulus Media’s financial advisor, and Jones Day, Cumulus Media’s legal counsel, also participated in the discussion. The representatives of UBS Securities reported on Citadel’s operations and its capital structure, existing financing arrangements and its stockholder profile, and then described possible structures and financing alternatives for such a transaction. They also reported on indications from various stockholders of Citadel that they were supportive of such a potential transaction. Following those discussions, the Cumulus Media board of directors determined that it was in the best interest of Cumulus Media stockholders to explore a potential transaction with Citadel.

On November 3, 2010, Mr. Dickey telephoned John L. Sander, Chairman of the Citadel board of directors. During that conversation, Mr. Dickey stated that Cumulus Media was interested in discussing a potential “at-market” merger transaction between Cumulus Media and Citadel, and Mr. Dickey indicated that several significant Citadel stockholders, which he did not identify, had proactively suggested to representatives of Cumulus Media that such stockholders were supportive of a combination of Cumulus Media and Citadel. Mr. Sander advised Mr. Dickey that he would relay the conversation to the Citadel board of directors.

On November 8, 2010, Citadel held a meeting of its board at which several members of senior management and representatives of Kirkland & Ellis LLP, Citadel’s outside counsel and former bankruptcy counsel (“Kirkland”) participated. Representatives of Loeb & Loeb LLP, outside counsel to the independent directors (“Loeb”), and Bank of America Merrill Lynch, a financial advisor to Citadel (“BAML”), also participated in the meeting. During the meeting, the Citadel board of directors discussed the status and timing of Citadel’s proposed refinancing of its outstanding indebtedness, as well as the benefits of Citadel listing its stock on the NYSE, including completing an equity offering of secondary and/or primary shares of Citadel stock in connection with the listing, and Citadel initiating a dividend, including the size of any such dividend. During an executive session of the Citadel board of directors, in which representatives of Loeb participated, Mr. Sander updated the Citadel directors on his conversation with Mr. Dickey. During this executive session, a representative of Loeb described the Citadel directors’ fiduciary duties under Delaware law. After discussion, the Citadel board of directors determined that it was not in the best interests of Citadel stockholders to engage in further discussions with Cumulus Media regarding a transaction along the lines described by Mr. Dickey and directed Mr. Sander to notify Mr. Dickey, of the Citadel board of directors’ decision.

On November 9, 2010, prior to Mr. Sander’s delivery of the Citadel board of directors’ response to Mr. Dickey’s oral proposal, the Citadel board of directors received an unsolicited letter (and an accompanying presentation) from Mr. Dickey outlining the terms and conditions of Cumulus Media’s proposed acquisition of Citadel. In its letter, Cumulus Media proposed an “at-market” merger and explained that, based on the volume weighted average price (the “VWAP”) of Citadel stock for the last 20 days as of November 8, 2010, its proposal would imply an exchange ratio of 7.4 shares of Cumulus Media common stock for every share of Citadel common stock, or approximately $25.39 in value, subject to proration, or approximately $11.08 in cash with proration (the closing price of Cumulus Media Class A common stock and Citadel Class A common stock on November 9, 2010 was $3.53 and $25.00 per share, respectively). The Cumulus Media proposal included a cap on the aggregate cash merger consideration of $500 million. Cumulus Media’s letter stated, among other things, that Cumulus Media’s proposal was conditioned upon the receipt of regulatory and stockholder approvals, approvals of the Citadel and Cumulus Media boards and negotiation and execution of mutually acceptable definitive documentation providing for the merger. In addition, Cumulus Media’s letter stated that several Citadel stockholders not identified by Cumulus, had proactively suggested that such stockholders were “supportive in concept” of a combination of Cumulus Media and Citadel. In its November 9, 2010 letter, Cumulus Media also urged Citadel to consider the Cumulus Media proposal in advance of any potential refinancing because Cumulus Media believed that any payments that would be required to be made to the holders of any new debt securities in the event of a change of control of Citadel would materially reduce the value to the Citadel stockholders that would be delivered to them in a proposed merger with Cumulus Media. Cumulus Media did not provide any equity or debt financing commitments or terms with its November 9, 2010 letter.

After receipt of Cumulus Media’s November 9, 2010 letter, Mr. Sander conferred with each of the Citadel directors and Kirkland and confirmed that the receipt of the letter and presentation did not change the Citadel board of directors’ prior directive to Mr. Sander. On November 12, 2010, Mr. Sander communicated to Mr. Dickey that the Citadel board of directors had discussed the matter and that the Citadel board of directors had decided that the proposal outlined in Mr. Dickey’s November 9, 2010 letter was not in the best interests of Citadel stockholders.

On November 10, 2010, representatives of an investment bank and several significant Citadel stockholders met with several Citadel directors to discuss certain opportunities available to Citadel to enhance stockholder value. During that meeting, the Citadel stockholders, among other things, indicated that they were aware that Cumulus Media had proposed a merger transaction with Citadel and the terms of the proposed transaction. Also at the meeting, the Citadel stockholders suggested that Citadel negotiate with Cumulus Media with respect to the proposed merger.

On November 16, 2010, Mr. Sander spoke with Mr. Dickey and reiterated that the Citadel board of directors was not interested in pursuing the type of transaction proposed, but that they would consider an all-cash offer at a significant premium to market price.

On November 24, 2010, Citadel announced that it was commencing an offering of $500 million of senior notes, the proceeds of which would be used to pay down debt under Citadel’s then-current credit facility.

On November 29, 2010, Mr. Dickey telephoned Mr. Sander to convey, and delivered to the Citadel board of directors another unsolicited letter outlining, the revised terms of a proposed acquisition of Citadel by Cumulus Media for $31.00 per share of Citadel common stock in cash and/or Cumulus Media stock (an increase from Cumulus Media’s previous proposal of $25.39 per share), subject to a cap on the aggregate cash merger consideration of $1 billion (an increase from the previous proposal’s cap on the aggregate cash merger consideration of $500 million). Pursuant to the terms of Cumulus Media’s November 29, 2010 proposal, if every Citadel stockholder were to elect the cash option in full, with proration Citadel stockholders would receive, for each share of Citadel common stock, approximately $22.16 in cash and $8.84 in Cumulus Media stock. The closing sale prices of the Cumulus Media Class A common stock and Citadel Class A common stock, respectively, were $3.66 and $24.50 per share on November 29, 2010. Cumulus Media did not provide any equity or debt financing commitments or terms with its November 29, 2010 letter, but did indicate that Crestview would provide up to $500 million of equity to Cumulus Media to finance a portion of the cash consideration in the merger. On December 1, 2010, Mr. Sander informed Mr. Dickey that he expected the Citadel board of directors would provide a response to Mr. Dickey sometime the following week.

During late November 2010 and early December 2010, Citadel retained Weil, Gotshal & Manges LLP (“Weil”) as outside legal counsel, and also retained J.P. Morgan and Lazard as Citadel’s co-financial advisors, in connection with its evaluation of the Cumulus Media proposal and other potential alternatives for Citadel; including the possibility of Citadel listing its stock on the NYSE and/or initiating a dividend. The Citadel board of directors retained J.P. Morgan on the basis of its substantial experience in comparable transactions, its reputation and its familiarity with Citadel’s business, operations and management, including J.P. Morgan’s role in Citadel’s bankruptcy. At the time of J.P. Morgan’s retention, the Citadel board of directors was aware that affiliates of J.P. Morgan were Citadel stockholders and held outstanding indebtedness of Citadel. The Citadel board of directors also retained Lazard based on Lazard’s substantial experience in comparable transactions, its reputation and its familiarity with Citadel’s business, operations and management, including Lazard’s role as Citadel’s financial advisor in its bankruptcy, as well as the fact that Lazard was not a holder of Citadel indebtedness or a Citadel stockholder. Citadel began providing financial information regarding Citadel and the Cumulus Media offer to the Co-Financial Advisors on December 3, 2010. Lazard provided a draft engagement letter for Citadel’s consideration, which was later negotiated by the parties, approved by Citadel’s board and signed on March 8, 2011, with an effective date of December 3, 2010. J.P. Morgan provided a draft indemnity letter for Citadel’s consideration, which was executed on December 8, 2010. J.P. Morgan later negotiated an engagement letter with Citadel, which was approved by Citadel’s board and signed on March 8, 2011, with an effective date of December 3, 2010.

On December 3, 2010, Citadel held a telephonic meeting of its board to discuss Citadel’s proposed refinancing of its outstanding indebtedness. Several members of Citadel senior management and representatives of Kirkland, Loeb and Weil participated in this meeting. At the direction of the Citadel board of directors, after the meeting, Citadel senior management asked representatives of Citadel’s legal advisors and the Co-Financial Advisors to be prepared to discuss Cumulus Media’s proposal with the board at its next scheduled meeting on December 5, 2010, including the Co-Financial Advisors’ preliminary views on the proposal in Cumulus Media’s letter and other alternatives potentially available to Citadel.

On December 5, 2010, Citadel held a telephonic meeting of its board to discuss the proposed refinancing of its indebtedness, Cumulus Media’s November 29, 2010 letter, and other alternatives potentially available to Citadel, to hear presentations from the Co-Financial Advisors and to prepare a response to Cumulus Media’s proposal. Several members of Citadel senior management and representatives of the Co-Financial Advisors, Kirkland, Loeb and Weil participated in this meeting. During the meeting, at the request of the Citadel board of directors, representatives of J.P. Morgan expressed their view that in connection with Citadel’s proposed refinancing (which was contemplated to include a private placement of notes and a new bank credit facility), Citadel would be required to disclose the receipt of the recent merger proposals from Cumulus Media (without identifying Cumulus Media) to the prospective purchasers of the notes, and that prospective investors would likely require certain modifications to the proposed terms of the notes in light of the receipt of the recent merger proposals from Cumulus Media, including a modification to the definition of “change of control” and a reduction to certain pro forma leverage ratios. During the meeting, the J.P. Morgan representatives also described that in light of the recent merger proposals and the likely required modifications to the notes, J.P. Morgan would advise modifying the terms of the notes to allow Citadel to optionally “call” the notes at a lower redemption premium if at any time on or prior to 180 days after the issuance of the notes Citadel were to enter into an agreement providing for a change of control transaction. The Citadel board of directors and its advisors also discussed the risks associated with delaying the closing of the proposed refinancing transactions pending a further review of the outstanding merger proposal, including the negative impact on timing and pricing of the proposed refinancing transactions if the Citadel board of directors did not act on the Cumulus Media proposal prior to the time of the pricing for the proposed note placement and the benefits of the annual interest savings to Citadel of completing its refinancing (on the revised terms) exceeding the incremental cost to Citadel that would result from completing a merger transaction with Cumulus Media.

Following these discussions, the Citadel board of directors unanimously approved the refinancing transactions, assuming the modifications discussed at the meeting were made. During the meeting, representatives of the Co-Financial Advisors also discussed the Cumulus Media proposal with the Citadel board of directors, and a representative from Weil described the directors’ fiduciary duties under Delaware law in assessing and responding to Cumulus Media’s proposal. After discussion with, and advice from, Citadel’s financial and legal advisors, the Citadel board of directors unanimously concluded that Cumulus Media’s revised acquisition proposal was not in the best interests of its stockholders and directed that the proposal be rejected for the following reasons:

•	Cumulus Media’s proposal was neither credible nor at an appropriate valuation;

•	Cumulus Media provided no equity or debt financing commitments or terms;

•	Cumulus Media had a highly leveraged balance sheet and was operating under a suspension of certain of its debt covenants that was scheduled to expire on December 31, 2010;

•	Cumulus Media’s small equity market capitalization would require it to issue to Citadel stockholders more than twice as many new shares as were currently outstanding, before any additional shares that would be issued in any Cumulus Media equity financing; and

•	uncertainty surrounding what would be a lengthy and complex regulatory review process relating to any potential acquisition by Cumulus Media.

On December 6, 2010, Mr. Sander contacted Mr. Dickey and informed him that the Citadel board of directors had rejected the November 29, 2010 proposal as not being in the best interests of Citadel’s stockholders.

Also on December 6, 2010, in connection with its private offering of notes, Citadel prepared a supplement to its confidential offering memorandum in which it disclosed to the prospective investors in the proposed note issuance that Citadel had received an unsolicited letter from a third party proposing a merger transaction with Citadel; the proposal was rejected by Citadel’s board after it determined that the proposal was not in the best interests of Citadel’s stockholders; Citadel had received a second unsolicited letter from this third party that improved the terms of the third party’s prior proposal; and after consultation with Citadel’s financial and legal advisors, Citadel’s board also rejected this second proposal as not being in the best interests of Citadel’s stockholders. On the same day, Citadel publicly announced this information and that it had priced $400 million in aggregate principal amount of senior unsecured notes due 2018.

On December 10, 2010, Citadel announced that it had closed on a new credit facility, and used the proceeds of the $350 million term loan thereunder as well as the proceeds from its placement of senior unsecured notes due 2018 in the aggregate principal amount of $400 million, to refinance approximately $750 million of its existing higher-cost debt. The terms of the indenture for the senior unsecured notes due 2018 included the optional redemption feature described above.

During December 2010, members of Citadel management and of its board of directors received telephone calls from several stockholders of Citadel urging the Citadel board of directors to engage in discussions with Cumulus Media with respect to its merger proposals. Citadel also received a letter, dated December 10, 2010, from R2 Investments, LDC, a stockholder of Citadel (“R2 Investments”), criticizing the Citadel board of directors for, among other things, effecting its refinancing, which R2 Investments alleged provided for a $31 million premium payment to Citadel noteholders upon a change of control transaction such as that proposed by Cumulus Media, and failing to negotiate the “best possible deal” with Cumulus Media and then allowing Citadel stockholders to vote upon that deal.

On December 16, 2010, the Citadel board of directors received a letter from Mr. Dickey which questioned Citadel’s previous unwillingness to engage with Cumulus Media to explore a transaction and stated that Cumulus Media was reaffirming its previous November 29, 2010 proposal based upon “increasingly stronger encouragement” received from Citadel stockholders not identified by Cumulus who had urged Cumulus Media to explore a combination of Cumulus Media and Citadel. In addition, Cumulus Media’s letter requested that Citadel enter into a confidentiality agreement with Cumulus Media and provide Cumulus Media with certain non-public business and financial information regarding Citadel for the stated purpose of assisting Cumulus Media in evaluating its offer and determining whether it could make it more attractive to Citadel stockholders. Cumulus Media did not provide any equity or debt financing commitments with its December 16, 2010 letter.

On December 16, 2010, Citadel held a telephonic meeting of its board to discuss R2 Investments’ December 10, 2010 letter and Cumulus Media’s December 16, 2010 letter. Representatives from the Co-Financial Advisors, Weil and Loeb and several members of senior management also participated in the meeting. At this meeting, the Citadel board of directors and their financial and legal advisors reviewed and discussed Cumulus Media’s reaffirmed acquisition proposal, which provided no new information, no improvement in price, no increase in the cash portion of the merger consideration and no equity or debt financing commitments or terms. Also at this meeting, the Citadel board of directors determined that the claims made in R2 Investments’ December 10, 2010 letter were baseless.

On December 17, 2010, Cumulus Media issued a press release containing the text of its December 16, 2010 letter to the Citadel board of directors. Also on that date, R2 Investments publicly released its December 10, 2010 letter to the Citadel board of directors.

Also on December 17, 2010, Citadel issued a press release announcing that the Citadel board of directors had determined that Cumulus Media’s November 29, 2010 proposal, which was reaffirmed in Cumulus Media’s December 16, 2010 letter, was not in the best interests of Citadel’s stockholders and that the claims made by R2 Investments in its December 10, 2010 letter were baseless. The press release issued by Citadel described the reasons for the Citadel board of directors’ determination in regard to the Cumulus Media proposal.

During December 2010 and January 2011, the Citadel board of directors received letters from various stockholders of Citadel which, among other things, disagreed with the Citadel board of directors’ rejections of Cumulus Media proposals, urged the Citadel board of directors to consider the Cumulus Media proposals and negotiate in good faith with Cumulus Media on a business combination, and requested that Citadel schedule a stockholders’ meeting to discuss the Citadel board of directors’ approach to potential transactions, including establishing a mechanism to solicit and respond to higher and better offers, and to gain feedback from its stockholders,

At a telephonic meeting of Citadel’s board on December 21, 2010, representatives of BAML reviewed with the board certain of Citadel’s standalone financial alternatives, including BAML’s views and recommendations relating to the possibility of Citadel listing its stock on the NYSE, initiating a dividend and/or completing an equity offering of secondary and/or primary shares of Citadel stock. Representatives from the Co-Financial Advisors, Kirkland, Loeb and Weil also participated in this meeting. At this meeting, the Citadel board of directors received an update on the various letters and telephone calls received from Citadel’s stockholders related to Citadel’s rejection of Cumulus Media’s November 29, 2010 proposal. During December 2010 and January 2011, Citadel and its advisors continued to work on the necessary documentation relating to a possible listing of Citadel stock on the NYSE and a possible equity offering of secondary and/or primary shares of Citadel stock.

During December 2010 and January 2011, Cumulus Media executive officers and representatives of UBS Securities continued to engage in various discussions with representatives of Crestview, as well as other potential financing sources of equity or debt, the proceeds of which could be used to finance a possible acquisition of Citadel, regarding Citadel and possible transaction structures, valuations and financing alternatives, as well as the general terms of a potential investment in equity of Cumulus Media.

On January 3, 2011, the Citadel board of directors held a telephonic meeting. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb also participated in this meeting. During the meeting, Citadel management discussed with the Citadel board of directors its views relating to Citadel’s listing of its stock on the NYSE, initiating a dividend and/or completing an equity offering of secondary and/or primary shares of Citadel stock. Also during the meeting, Mr. Suleman updated the Citadel board of directors with respect to the various communications from stockholders that had been received by Citadel. The Citadel board of directors discussed with its financial and legal advisors the strategic alternatives available to Citadel, including a transaction with Cumulus Media. After discussion, the Citadel board of directors authorized the Co-Financial Advisors to participate in exploratory discussions with representatives of UBS Securities to obtain additional information regarding Cumulus Media’s interest in acquiring Citadel.

On January 6, 2011, representatives of UBS Securities and the Co-Financial Advisors discussed Cumulus Media’s interest in acquiring Citadel. An in-person meeting among the representatives was scheduled for January 20, 2011.

On January 18, 2011, representatives of the financial advisors to another industry participant (“Company A”) contacted a representative of the Co-Financial Advisors to discuss Company A’s interest in a possible merger transaction between Company A and Citadel. The representative of the Co-Financial Advisors informed Company A’s financial advisors that Company A should submit any proposal in writing to the Citadel board of directors.

On January 19, 2011, the Citadel board of directors received a letter from the President and Chief Executive Officer of Company A, which stated Company A’s interest in commencing discussions regarding a merger transaction pursuant to which Company A would acquire Citadel for $31.00 per share, consisting of $20.00 per share in cash and $11.00 per share in Company A stock based on a fixed exchange ratio. Company A’s letter stated that the proposal would expire at 11:59 p.m. on January 26, 2011, subject to Citadel’s entering into an exclusivity agreement in favor of Company A before such time, in which case it would be extended to no later than February 13, 2011. Later on January 19, 2011, representatives of Company A’s financial advisors called a representative of the Co-Financial Advisors to discuss Company A’s proposal.

On January 19, 2011, representatives of several Citadel stockholders, including a representative of a private equity firm that was also a stockholder of Citadel (“Company B”), contacted Mr. Suleman and advised him that they were not supportive of Cumulus Media’s November 29, 2010 proposal. Later on January 19, 2011, a representative of Company B called a director of Citadel and indicated that Company B would be prepared to make a $500 million preferred stock investment in Citadel, the proceeds of which would be used by Citadel to repurchase its stock. The representative of Company B generally described the terms for Company B’s proposed investment in Citadel, including: (i) a $500 million purchase of a new class of Citadel redeemable preferred stock with separate Citadel warrants at a per share exercise price of $34.50; (ii) warrants that would be exercisable for approximately 30% of the outstanding Citadel stock; and (iii) Company B would receive representation on Citadel’s board. Company B also requested that Citadel enter into an exclusivity agreement during which Citadel and Company B would negotiate the terms of the investment and definitive documentation.

On January 20, 2011, Citadel held a regularly scheduled meeting of its board. Several members of senior management and representatives of the Co-Financial Advisors, Weil and Loeb participated in this meeting. At the meeting, Citadel senior management and representatives of the Co-Financial Advisors reviewed with the Citadel board of directors revised assumptions for the standalone prospects of Citadel and alternatives and other strategic options potentially available to Citadel. At the meeting, Mr. Suleman and the other Citadel director who spoke to representatives of Company B also reviewed with the Citadel board of directors their respective January 19, 2011 conversations with representatives of Company B. Also, copies of Company A’s January 19, 2011 proposal were distributed to, and discussed with, the Citadel board of directors. At this meeting, representatives of the Co-Financial Advisors discussed with the Citadel directors certain financial aspects of Cumulus Media’s November 29, 2010 proposal and Company A’s proposal, and also reviewed with the directors Citadel’s standalone prospects and forecasts and other strategic options potentially available to Citadel, and discussed possible strategies for interacting with Cumulus Media, Company A and Company B, including whether to provide any of them with non-public information regarding Citadel or the exclusive right to negotiate with Citadel. During the meeting, the Citadel board of directors received, and discussed, a non-binding term sheet from Company B describing the terms of its proposed $500 million equity investment in Citadel. The terms and conditions of Company B’s January 19, 2011 term sheet were consistent with the terms described on the telephone call between representatives of Company B and the Citadel director. The Citadel board of directors scheduled a subsequent board meeting for January 24, 2011 to allow the Co-Financial Advisors the time necessary to review and complete their analyses related to each of the proposals. The Citadel board of directors asked the Co-Financial Advisors to perform financial analyses and be prepared at the January 24, 2011 meeting to summarize each of the various acquisition and investment proposals available to Citadel, as well as the standalone options available to Citadel.

During the afternoon of January 20, 2011, representatives of the Co-Financial Advisors met with representatives of UBS Securities to receive clarification regarding Cumulus Media’s financing sources, certain key transaction terms and potential transaction structures for an acquisition of Citadel by Cumulus Media, including whether CMP (a separate, privately owned entity owned by Cumulus Media and affiliates of Bain Capital Partners LLC, The Blackstone Group, Thomas H. Lee Partners, L.P., and which owned approximately 33 radio stations that are managed by Cumulus Media) would be included in the acquisition structure. During the meeting, representatives of UBS Securities reiterated Cumulus Media’s belief that the $31.00 per share offer made in its November 29, 2010 letter represented a full and compelling value for Citadel stockholders and agreed that Cumulus Media’s proposal would be on a fixed exchange ratio basis.

Between January 20, 2011 and January 24, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors continued discussions with the respective representatives of UBS Securities, Company A’s financial advisors and Company B relating to each of the respective proposals.

Between January 20, 2011 and February 15, 2011, representatives of Lerman Senter PLLC, Citadel’s FCC counsel (“Lerman”), reviewed each of the proposals and provided the Citadel board of directors and Citadel management with guidance as to potential FCC regulatory implications related to each of the potential transactions.

On January 24, 2011, the Citadel board of directors held a telephonic meeting to discuss the proposals received from each of Cumulus Media, Company A and Company B. Senior management of Citadel and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. At this meeting, at the request of the Citadel board of directors, representatives from the Co-Financial Advisors updated the Citadel board of directors with respect to the ongoing discussions with Cumulus Media, Company A and Company B and their respective advisors. Representatives of the Co-Financial Advisors informed the Citadel board of directors that based upon their meetings with and information provided by UBS Securities, they were of the view that it was reasonable to assume that Cumulus Media could obtain the necessary financing commitments in order to complete its proposed acquisition of Citadel. In addition, representatives of the Co-Financial Advisors further discussed with the Citadel board of directors their joint preliminary financial analyses with respect to each of the respective proposals received from Cumulus Media, Company A and Company B and provided the additional analyses requested by the Citadel board of directors at the last board meeting related to Citadel on a standalone basis. During the meeting, the Citadel board of directors determined to defer any decision on listing of the Citadel stock on the NYSE, declaration of dividends or an equity offering until after the Citadel board of directors made determinations with regard to each of the third-party proposals.

On January 25, 2011, the Citadel board of directors held a telephonic meeting to continue its discussions relating to the Co-Financial Advisors’ joint preliminary financial analyses with respect to each of the third-party transaction proposals and the standalone options available to Citadel. Representatives from the Co-Financial Advisors, Weil and Loeb and senior management of Citadel participated in this meeting. At the meeting, representatives of Weil discussed with the Citadel directors their fiduciary duties under Delaware law in connection with their consideration of third-party proposals and Citadel’s alternatives. The Citadel board of directors discussed with its legal and financial advisors the potential timeline for receiving and negotiating proposals, the value range of consideration that the Citadel board of directors would deem attractive and whether the Citadel board of directors should provide specific valuation guidance to any of the third parties. After discussion, the Citadel board of directors unanimously concluded it would like to receive improved transaction proposals, if any, in approximately five days and that any improved transaction proposals would need to be above $35.00 per share of Citadel common stock, with a preference for cash rather than stock consideration, in order for the Citadel board of directors to feel comfortable that moving forward with any of the improved proposals would be in the best interests of Citadel’s stockholders. After discussion, the Citadel board of directors also unanimously concluded that all of the current proposals undervalued Citadel, and were not in the best interests of Citadel and its stockholders, and directed that each of the proposals be rejected. The Citadel board of directors also authorized Citadel to enter into confidentiality agreements with each of Cumulus Media and Company A to allow each of them to obtain non-public information regarding Citadel for the purpose of allowing them to improve their proposals, and authorized representatives of the Co-Financial Advisors to encourage Cumulus Media and Company A to submit revised proposals with materially improved terms by February 5, 2011. Also during the meeting, representatives of the Co-Financial Advisors noted the potential negative impact of requiring a “standstill” provision in the confidentiality agreement and potential unwillingness of Cumulus Media to execute such a confidentiality agreement. After discussion with its legal and financial advisors, the Citadel board of directors determined that Citadel would not require a “standstill” provision in any confidentiality agreement presented to prospective acquirors or investors. In addition, the Citadel board of directors authorized representatives of the Co-Financial Advisors and Weil to continue discussions with Company B to obtain additional information regarding their proposal and negotiate with Company B to improve their proposal. The Citadel board of directors also determined that Citadel would not agree to exclusivity arrangements with Cumulus Media, Company A or Company B based upon any of the current proposals. At the meeting, the Citadel board of directors also considered and discussed whether to solicit proposals from additional third parties. Representatives of Lazard noted that many third-parties had been contacted during the bankruptcy process and each of the Co-Financial Advisors expressed their respective views that soliciting additional proposals was unlikely to produce meaningful results. After discussion, the Citadel board of directors determined not to solicit additional acquisition or investment proposals at that time.

After the Citadel board of directors meeting on January 25, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors contacted UBS Securities and Company A’s financial advisors to inform each of them that the valuations reflected in their respective clients’ proposals were not compelling to the Citadel board of directors, but, subject to execution of an acceptable confidentiality agreement, Citadel was willing to provide non-public financial information regarding Citadel to allow them to materially improve their respective proposals. Later on January 25, 2011, representatives of the Co-Financial Advisors and senior management of Citadel began putting together packages of non-public information regarding Citadel to be provided to Cumulus Media and Company A upon execution of respective confidentiality agreements.

Also on January 25, 2011, at the request of the Citadel board of directors, representatives of Weil began work on a confidentiality agreement in connection with further discussions with Cumulus Media about a potential combination. Between January 25, 2011 and January 31, 2011, representatives of Weil and Jones Day, counsel to Cumulus Media, negotiated the terms of the confidentiality agreement.

On the morning of January 26, 2011, Mr. Suleman held a telephone call with certain members of Citadel senior management, representatives of Weil and the Co-Financial Advisors, to receive an update with respect to the ongoing discussions with Cumulus Media, Company A and Company B and their respective advisors.

On January 27, 2011, Company A’s financial advisors contacted representatives of the Co-Financial Advisors to discuss their client’s views on the relative valuations of Citadel and Company A and to inform the Co-Financial Advisors that Company A continued to review its interest in Citadel with a view towards providing an improved proposal to the Citadel board of directors.

On January 31, 2011, Citadel and Cumulus Media entered into a mutual confidentiality agreement to permit each to review non-public information regarding the other party. Later on January 31, 2011, Jones Day provided an affiliate of Crestview with a draft confidentiality agreement between such Crestview affiliate and Citadel. Beginning on January 31, 2011, representatives of Citadel and its advisors provided certain non-public information to representatives of Cumulus Media and its legal and other advisors, and representatives of Cumulus Media and it advisors provided certain non-public information to representatives of Citadel and its legal and other advisors. Between February 1, 2011 and the execution of the merger agreement, representatives of Citadel and Cumulus Media continued to exchange due diligence materials.

Later on January 31, 2011, Cumulus Media issued a press release announcing that it had entered into an exchange agreement pursuant to which Cumulus Media would acquire all of the outstanding equity in CMP that it did not already own. Pursuant to the exchange agreement, Blackstone would receive approximately 3.3 million shares of Cumulus Media Class A common stock and, in accordance with FCC broadcast ownership rules, Bain and THL would each receive approximately 3.3 million shares of a new class of non-voting common stock of Cumulus Media. After learning of the exchange agreement, later on January 31, 2011, representatives of the Co-Financial Advisors contacted representatives of UBS Securities to receive an explanation relating to the timing of the announcement and any impact the CMP transaction would have on Cumulus Media’s interest in an acquisition of Citadel. During the call, the representatives of UBS Securities informed the representatives of the Co-Financial Advisors that the CMP transaction made an acquisition of Citadel more attractive to Cumulus Media given the large market focus of CMP and Citadel and that the CMP transaction would not have an impact on the terms, including the amount of cash merger consideration available to Citadel’s stockholders, of an acquisition of Citadel by Cumulus Media.

On February 1, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors informed Company B and representatives of Cumulus Media and Company A, that if they were planning to revise their respective proposals, they should be submitted to Citadel by February 5, 2011.

On February 2, 2011, at a National Association of Broadcasters board of directors meeting attended by each of Mr. Sander, Mr. Dickey and the President and Chief Executive Officer of Company A, Mr. Dickey and Mr. Sander met privately to discuss Cumulus Media’s interest in acquiring Citadel and Mr. Dickey’s views as to the strategic advantages of a possible combination between Cumulus Media and Citadel. In addition, at that board meeting, Mr. Sander held a separate private meeting with the President and Chief Executive Officer of Company A in which they discussed Company A’s interest in acquiring Citadel.

Also on February 2, 2011, representatives of Company A’s financial advisors informed representatives of the Co-Financial Advisors that Company A continued to work with its advisors and financing sources on an improved proposal to acquire Citadel.

During the first two weeks of February 2011, representatives of Cumulus Media, as well as UBS Securities, held various discussions with representatives of Crestview and Macquarie regarding the potential financing structure and terms of a potential investment in Cumulus Media to finance the acquisition of Citadel.

On February 3, 2011, Citadel received a letter from R2 Investments requesting, pursuant to Citadel’s organizational documents, a questionnaire from Citadel in order to nominate persons for election to the Citadel board of directors at its next annual meeting of stockholders. Subsequently, in May 2011, a representative of R2 Investments informed a representative of Weil that R2 Investments no longer intended to nominate persons for election to the Citadel board of directors at the 2011 annual meeting.

On February 4, 2011, representatives of UBS Securities called representatives of the Co-Financial Advisors to request a meeting on February 8, 2011 to further discuss the terms of Cumulus Media’s $31.00 per share proposal to acquire Citadel.

On February 5, 2011, Company A submitted a letter describing a revised non-binding proposal to acquire Citadel for $32.00 per share of Citadel common stock, with the possibility of up to an additional $1.00 per share of merger consideration in the event of a delay in closing due to an extended regulatory review process. Company A’s letter stated that its proposal would expire at 11:59 p.m. on February 25, 2011, provided that Company A received full access to its required due diligence information no later than February 11, 2011. Later on February 5, 2011, representatives of Company A’s financial advisors reiterated to representatives of the Co-Financial Advisors that Company A would like to receive a response to its proposal and access to due diligence materials on Citadel by February 11, 2011 and would like to be granted exclusivity to negotiate the terms of the acquisition and definitive documentation.

Also on February 5, 2011, the Citadel board of directors received a revised non-binding term sheet from Company B describing the revised terms for a potential redeemable preferred stock and warrant investment in Citadel, which contemplated, among other things, that Company B would be granted an exclusivity period of at least 45 days from execution of the term sheet.

On the morning of February 7, 2011, a call was held among Mr. Sander, certain members of Citadel senior management and representatives of the Co-Financial Advisors, Weil and Loeb to receive an update on the discussions with each of Cumulus Media, Company A and Company B. Later on February 7, 2011, the Citadel board of directors held a meeting with its legal and financial advisors and Citadel senior management to review and consider the status of each of the revised proposals received from Company A and Company B and to receive an update on Citadel’s standalone alternatives. Representatives of the Co-Financial Advisors discussed with the Citadel board of directors certain financial aspects of each of the revised proposals and provided the directors with their joint additional analyses related to each of the proposals from Cumulus Media, Company A and Company B and Citadel on a standalone basis. After discussion, the Citadel board of directors concluded that Company A’s proposal was not in the best interests of Citadel’s stockholders because the price being offered was inadequate, but they directed the Co-Financial Advisors not to respond to Company A’s revised proposal until after the Co-Financial Advisors met with UBS Securities regarding Cumulus Media’s proposal on February 8, 2011.

On February 7, 2011, Citadel and Crestview Partners II, L.P. entered into a confidentiality agreement to permit Crestview to review non-public information regarding Citadel.

On February 8, 2011, representatives of UBS Securities met with representatives of the Co-Financial Advisors and outlined the benefits and the revised terms of a proposal for Cumulus Media’s acquisition of Citadel for $31.00 per share in cash and/or Cumulus Media common stock (the same overall price as its previous proposal), subject to a cap on the aggregate cash merger consideration of $1.1 billion (increased from its previous proposal of $1.0 billion), with the Cumulus Media stock portion to be issued pursuant to a fixed exchange ratio. Later on February 8, 2011, the Citadel board of directors received a letter from Mr. Dickey confirming the revised terms of the proposed acquisition described by UBS Securities. Pursuant to the terms of the Cumulus Media’s February 8, 2011 proposal, if every Citadel stockholder were to elect to receive the cash option in full, Citadel stockholders would receive approximately $23.00 in cash and $8.00 in Cumulus Media stock per share of Citadel common stock. Cumulus Media’s proposal was contingent on, among other things, Cumulus Media’s verification of its assumptions with respect to the value of the synergies that could be achieved in a combination of Cumulus Media and Citadel. Cumulus Media did not provide any equity or debt financing commitments or terms with its letter.

On February 8, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called representatives of Company A’s financial advisors and informed them that the Citadel board of directors viewed Company A’s $32.00 per share proposal as inadequate and not in the best interests of Citadel’s stockholders and encouraged Company A to submit another revised proposal.

On February 10, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called Company B to discuss the terms and structure of its revised proposal. Also on February 10, 2011, representatives of Weil and Company B’s legal advisors discussed certain terms of Company B’s proposal.

On February 11, 2011, representatives of Company A’s financial advisors met with the Co-Financial Advisors. During the meeting, Company A’s financial advisors verbally outlined the revised terms of a proposal from Company A to acquire Citadel. Pursuant to the revised proposal, Citadel stockholders would receive $35.00 per share of Citadel common stock, consisting of $20.00 in cash, $11.00 in Company A common stock and $4.00 in Company A convertible preferred stock (the closing price of Company A common stock on February 10, 2011 was $12.42 per share, an increase of 16.7% over the prior trading day’s closing price). Company A proposed valuing its stock for purposes of the transaction at the current trading price and stated that the convertible preferred stock would carry a coupon of 3.75% and a conversion premium of 37.5%. During that meeting, representatives of the Co-Financial Advisors noted that the conversion premium was based off of the closing price of Company A common stock on February 10, 2011, which included the large single-day price increase. The Co-Financial Advisors also informed Company A’s financial advisors that the preferred stock, as described, was not, in their view, a security that would trade at face value.

Also on February 11, 2011, representatives of UBS Securities called the Co-Financial Advisors and outlined the revised terms of a proposal pursuant to which Citadel stockholders would receive $33.00 per share in cash and/or Cumulus Media stock, with the additional $2.00 per share of consideration being delivered in cash or Cumulus Media stock (at the Citadel board of directors’ option).

On February 11, 2011, the Citadel board of directors received a letter from Company B informing Citadel that Company B remained interested in investing in Citadel on the previously submitted terms, and that Company B’s offer would expire on February 16, 2011 if Citadel did not agree to negotiate the terms and definitive documentation of the investment with Company B on an exclusive basis.

On February 12, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called representatives of Company A’s financial advisors to encourage Company A to submit a revised proposal with improved terms, including pricing. Also, on February 12, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called UBS Securities and informed them that Cumulus Media’s revised proposal was inadequate and encouraged Cumulus Media to submit a further revised proposal with improved terms, including pricing.

Also on February 12, 2011, representatives of Weil and Company B’s legal advisors discussed certain terms of Company B’s proposal. During the discussion, Company B’s legal advisors informed representatives of Weil that Company B would consider revising the terms of the proposed investment to make any payments made to Company B pursuant to such investment tax deductible to Citadel so long as Company B was not disadvantaged from an economic standpoint by this revision to the investment.

Also on February 12, 2011, representatives of Weil began work on a confidentiality agreement in connection with further discussions with Company A. Between February 12, 2011 and February 14, 2011, representatives of Weil and Company A’s outside counsel negotiated the terms of the confidentiality agreement.

On February 14, 2011, Citadel and Company A entered into a mutual confidentiality agreement to permit each to review non-public information regarding the other party. However, confidential information was not exchanged between the parties.

On February 14, 2011, Company A’s financial advisors called the Co-Financial Advisors and outlined the terms of a proposed acquisition of Citadel based on a fixed exchange ratio for $36.00 per share, consisting of $20.00 in cash, $11.50 in Company A common stock and $4.50 in Company A convertible preferred stock. Pursuant to the proposal, the number of shares of the Company A common stock to be received in the transaction would be fixed at an exchange ratio calculated pursuant to a VWAP for the Company A common stock for the period from February 10, 2011 to February 18, 2011. In addition, the proposal contemplated that the Company A convertible preferred stock would provide for annual dividends at a rate of 3.75% and a conversion price at a 37.5% premium to the VWAP for the Company A common stock for the period from February 10, 2011 to February 18, 2011. Company A’s proposal included a request for an exclusivity period to negotiate definitive documentation for the transaction and stated that Company A believed that the parties could execute definitive documentation for the transaction within eight days. Company A’s proposal stated that it would expire at 9:00 p.m., New York City time, on Monday, February 14, 2011, unless Company A and Citadel agreed to proceed on the terms of the proposal. Company A also indicated that it would work with Citadel to improve the terms of the preferred stock, which the Co-Financial Advisors had previously informed Company A’s financial advisors was not, in their view, a security that would trade at face value.

Also on February 14, 2011, the Citadel board of directors received a letter from Mr. Dickey outlining the terms of a proposed acquisition of Citadel by Cumulus Media for $35.00 per share, payable in cash or stock at the election of the stockholder. Pursuant to the terms of Cumulus Media’s proposal, which was based on a fixed exchange ratio, if every Citadel stockholder were to elect to receive the cash option in full, Citadel stockholders would receive approximately $26.00 in cash and $9.00 in Cumulus Media stock per share of Citadel common stock. Cumulus Media’s proposal included a request for a three-week exclusivity period to negotiate with Citadel, continued to require access to information to confirm Cumulus Media’s synergy assumptions as a condition to a transaction and provided that it would expire at 12:00 p.m. New York City time on Tuesday, February 15, 2011 if Citadel had not agreed to an exclusivity period with Cumulus Media.

Later on February 14, 2011, the Citadel board of directors held a telephonic meeting to discuss the latest proposals received from Cumulus Media and Company A. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. At this meeting, Mr. Suleman, and representatives from the Co-Financial Advisors and Weil, updated the Citadel board of directors with respect to the ongoing discussions with Cumulus Media, Company A and Company B and their respective advisors. Representatives of the Co-Financial Advisors discussed with the Citadel board of directors their joint preliminary financial analyses with respect to each of the respective proposals received from Cumulus Media, Company A and Company B and provided additional analyses and information related to Citadel on a standalone basis. During the meeting, representatives of Weil reviewed with the Citadel board of directors its fiduciary duties with respect to evaluating and responding to each of the proposals. The Citadel board of directors determined to direct its financial advisors to ask both Company A and Cumulus Media for extensions of their proposals and that the Citadel board of directors would meet the next day to continue its analyses of the proposals and prepare its response.

On the morning of February 15, 2011, the Citadel board of directors held a telephonic meeting to continue its consideration of the competing proposals received from Cumulus Media and Company A. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. At this meeting, Citadel senior management and representatives from the Co-Financial Advisors and Weil updated the Citadel board of directors with respect to the ongoing discussions with Cumulus Media and Company A and their respective advisors. Representatives of the Co-Financial Advisors advised the Citadel board of directors that Company A’s advisors had reiterated that Company A’s most recent revised proposal was its best and final offer and that Company A sought to move very quickly with the process, including by delivering draft financing commitment letters shortly and by executing definitive documentation with respect to a transaction by February 22, 2011. Representatives of the Co-Financial Advisors further advised the Citadel board of directors that Company A’s advisors had made a proposal on the VWAP calculation for the Company A common stock portion of the merger consideration, but that Company A’s advisors had indicated that they were aware that the parties needed to continue negotiating certain terms of the acquisition, including, among other things, the terms of the Company A convertible preferred stock to be issued in the merger and the VWAP calculation. During the meeting, a representative of the Co-Financial Advisors advised the Citadel board of directors that he was leaving the meeting in order to discuss a development with Cumulus Media’s financial advisors, and after returning to the meeting, the representative of the Co-Financial Advisors informed the Citadel board of directors that UBS Securities had indicated that Cumulus Media was prepared to formally increase the cash component of its proposal by $2.00 to $28.00 in cash per share of Citadel common stock (with the overall value of the proposal remaining at $35.00 per share of Citadel common stock), that the deadline for Citadel to accept was 12:00 p.m. New York City time that day, and that UBS Securities had indicated that this revised proposal was Cumulus Media’s best and final proposal.

Representatives of the Co-Financial Advisors advised the Citadel board of directors that Cumulus Media did not yet have draft commitment papers and did not yet have a draft equity term sheet with Crestview, which was expected to provide up to $500 million in equity financing for the transaction. Representatives of the Co-Financial Advisors then reviewed with the Citadel board of directors a comparison and their views of the two most recent proposals. A representative of Weil then reviewed with the Citadel directors their fiduciary duties under Delaware law with regard to assessing and responding to third-party proposals. At the meeting, following a discussion, a majority of the Citadel board of directors indicated that it favored the Company A proposal, one director favored Cumulus Media’s proposal and another director favored neither proposal. The Citadel board of directors then directed representatives of the Co-Financial Advisors to inform Company A that Citadel would be amenable to entering into an exclusivity agreement, subject to a mutually satisfactory resolution on the VWAP calculation and the terms of the Company A preferred stock, and after so informing Company A, to notify Cumulus Media that Citadel would be pursuing another path.

After the meeting, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called representatives of Company A’s financial advisors to inform them that, subject to a mutually satisfactory resolution on the VWAP calculation and the terms of the Company A preferred stock, Citadel would be amenable to entering into an exclusivity agreement with Company A. After the call, representatives of Company A’s financial advisors and the Co-Financial Advisors continued to negotiate the terms of the VWAP calculation and the Company A preferred stock.

In the morning of February 15, 2011, Company A’s legal advisors provided a draft exclusivity agreement for Citadel’s consideration and, prior to Citadel responding, later on February 15, 2011, Company A’s legal advisors provided a revised draft exclusivity agreement for Citadel’s consideration. Citadel’s advisors reviewed and discussed with Citadel senior management the terms of the exclusivity agreement.

In the afternoon of February 15, 2011, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors called representatives of UBS Securities to inform Cumulus Media that Citadel would be pursuing another path. After that call, representatives of Cumulus Media’s financial advisors called a representative of the Co-Financial Advisors to propose that Cumulus Media would acquire Citadel for $36.00 per share of Citadel common stock, consisting of $29.00 per share in cash and $7.00 per share in Cumulus Media stock based on a fixed exchange ratio.

Later on February 15, 2011, the Citadel board of directors held a telephonic meeting to receive an update on the developments with Company A and Cumulus Media. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. A representative of Weil advised the Citadel board of directors that Citadel and Company A had not yet entered into the exclusivity agreement. Also at the meeting, representatives of the Co-Financial Advisors informed the Citadel board of directors that the Co-Financial Advisors had called Cumulus Media’s financial advisors in the early afternoon to inform Cumulus Media that Citadel would be pursuing another path, and that after that call, representatives of UBS Securities had called representatives of the Co-Financial Advisors to propose that Cumulus Media would acquire Citadel for $36.00 per share of Citadel common stock, consisting of $29.00 per share in cash and $7.00 per share in Cumulus Media stock, based on a fixed exchange ratio. A representative of the Co-Financial Advisors informed the Citadel board of directors that it was his view that Cumulus Media would further improve its offer if Citadel made it clear that it was serious about engaging with Cumulus Media on an exclusive basis. Representatives of the Co-Financial Advisors then reviewed with the Citadel board of directors a comparison and their views of the two most recent proposals from Company A and Cumulus Media. The Citadel board of directors discussed with its financial and legal advisors whether a public announcement of the terms of the Cumulus Media transaction would reduce the likelihood of material changes being made to the key terms of the transaction and whether to propose the removal of Cumulus Media’s condition regarding confirmation of its synergy assumptions. At the meeting, following a discussion, a majority of the Citadel board of directors indicated that it favored the Co-Financial Advisors proposing to Cumulus Media that at a price of $38.00 per share of Citadel common stock, consisting of $31.00 in cash and $7.00 in Cumulus Media common stock, the Citadel board of directors would be prepared to enter into an exclusivity agreement with Cumulus Media for approximately ten days. The Citadel board of directors then directed the Co-Financial Advisors to propose to Cumulus Media a price of $38.00 per share of Citadel common stock and to continue to negotiate with Company A.

Later on February 15, 2011, the Citadel board of directors held a telephonic meeting to receive an update regarding the negotiations with Cumulus Media and Company A. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. A representative of Weil advised the Citadel board of directors on their fiduciary duties under Delaware law. Representatives of the Co-Financial Advisors informed the Citadel board of directors that Cumulus Media had been made aware that Citadel’s board would consider entering into an exclusivity agreement based on Citadel’s proposed terms, including with a shorter period of exclusivity.

Later on February 15, 2011, the Citadel board of directors held a telephonic meeting to receive an update regarding the negotiations with Cumulus Media and Company A. Citadel senior management and representatives from the Co-Financial Advisors, Weil and Loeb participated in this meeting. Representatives of the Co-Financial Advisors informed the Citadel board of directors that UBS Securities had orally indicated that Cumulus Media rejected Citadel’s proposal of $38.00 per share of Citadel stock with a ten day exclusivity period and that Cumulus Media had instead proposed a merger transaction pursuant to which Cumulus Media would acquire Citadel for $37.00 per share of Citadel common stock, payable in cash and/or Cumulus Media stock, subject to a cap on the aggregate cash merger consideration and a two-week exclusivity period. Pursuant to Cumulus Media’s proposal, if every Citadel stockholder were to elect the cash option in full, Citadel stockholders would receive for each share of Citadel common stock approximately $30.00 in cash and $7.00 in Cumulus Media stock. During the meeting, the Citadel board of directors received a letter from Mr. Dickey confirming the revised terms of the proposed acquisition described by UBS Securities. Representatives of the Co-Financial Advisors informed the Citadel board of directors that based on the draft exclusivity letter obtained earlier in the day from Company A’s financial advisors, Company A was willing to propose a twenty day period for the VWAP calculation in response to Citadel’s concern that the VWAP calculation included the recent large single-day price increase. Representatives of the Co-Financial Advisors then reviewed with the Citadel board of directors a comparison and their views of the two most recent proposals from Cumulus Media and Company A. At the meeting, following a discussion, the Citadel board of directors (with one Citadel director not present) indicated that it favored the Cumulus Media proposal, and directed the Co-Financial Advisors to inform Cumulus Media that Citadel would be amenable to entering into an exclusivity agreement, subject to Cumulus Media agreeing to remove its condition regarding confirmation of its synergy assumptions and agreeing that a press release be issued announcing the terms of the Cumulus Media proposal and the execution of the exclusivity agreement. The Citadel board of directors also directed its financial advisors to contact Company A to inform them that Citadel was waiting for a response from another bidder, but that Company A could submit an improved proposal to acquire Citadel prior to Citadel receiving a response from the other bidder.

After the meeting, at the request of the Citadel board of directors, representatives of the Co-Financial Advisors contacted UBS Securities to inform them that Citadel was amenable to entering into an exclusivity agreement if Cumulus Media removed its condition regarding confirmation of its synergy assumptions and agreed to publicly announce the proposed transaction. The representatives of the Co-Financial Advisors also contacted representatives of Company A’s financial advisors and informed them that Citadel was waiting for a response from another bidder and in the meantime, Company A could submit an improved proposal to acquire Citadel prior to Citadel receiving a response from that other bidder.

Subsequent to their call, UBS Securities informed representatives of the Co-Financial Advisors that Cumulus Media had agreed to remove its condition regarding confirmation of its synergy assumptions and proposed that if Cumulus Media did not consent to the form of press release to be issued by Citadel publicly announcing the proposed transaction, then exclusivity in favor of Cumulus Media would terminate.

On February 16, 2011, representatives of Weil delivered a draft exclusivity agreement to Jones Day. The draft exclusivity agreement prepared by Weil proposed that Citadel would negotiate on an exclusive basis with Cumulus Media with respect to a merger transaction until 11:59 p.m. New York City time on Thursday, March 3, 2011, unless Cumulus Media did not consent to Citadel issuing a press release describing the terms and existence of Cumulus Media’s proposal and the exclusivity agreement, in which case the exclusivity agreement would terminate at 12:00 p.m. New York City time on Thursday, February 17, 2011. Later on February 16, 2011, Citadel and Cumulus Media executed and delivered the exclusivity agreement on the terms described above.

On the morning of February 17, 2011, certain press outlets, including CNBC, reported that Citadel had entered into exclusive negotiations with Cumulus Media, pursuant to which Cumulus Media would acquire Citadel for $37.00 per share, in a combination of $30.00 per share in cash and $7.00 per share in Cumulus Media stock.

On February 17, 2011, the Cumulus Media board of directors held a telephonic meeting, in which representatives of Jones Day and UBS Securities also participated. Senior management of Cumulus Media, together with the representatives of Jones Day and UBS Securities, updated the directors on the negotiations with Citadel and on the terms of the exclusivity agreement, reported on the results of the due diligence process to date, reviewed the proposed structure of the merger and the equity and debt financing, and reviewed the process expected to occur over the next two weeks to reach a definitive merger agreement with Citadel by March 3, 2011. The representatives of Jones Day also reviewed for the directors their fiduciary duties in connection with considering the merger transaction and the related financing.

Later on February 17, 2011, Citadel issued a press release announcing that Citadel had entered into an agreement providing for exclusive negotiations for a potential merger with Cumulus Media, and that under the terms of Cumulus Media’s non-binding proposal, Cumulus Media would pay $37.00, in a combination of cash and Cumulus Media common stock, for each Citadel share and warrant (subject to an election formula and proration, under which the $37.00 per share consideration would on average be capped at $30.00 per share in cash and at $14.00 per share in Cumulus Media stock at a fixed exchange ratio). In addition, Citadel announced that, as part of the Cumulus Media proposal, Cumulus Media had indicated that Crestview and Macquarie, were expected to provide up to approximately $500 million in equity financing for the merger and that Cumulus Media expected to obtain the remainder of the cash necessary to fund the merger through debt financing to be led by UBS Securities, together with Macquarie.

On February 18, 2011, Cumulus Media issued a press release confirming it had entered into an agreement providing for exclusive negotiations for a potential merger with Citadel.

On February 22, 2011, Citadel held a regularly scheduled meeting of its board. Members of senior management and representatives of Weil and Loeb participated in this meeting. At the meeting, Citadel senior management and representatives of Weil updated the Citadel directors regarding negotiations with Cumulus Media.

On February 24, 2011, the Cumulus Media board of directors held a regularly scheduled meeting, at which representatives of UBS Securities and Jones Day were also present. During that meeting, the directors received updates on the negotiations with Citadel, and with Crestview and Macquarie, and the expected process relating to negotiating the debt financing commitments.

On February 24, 2011, Jones Day provided Weil with a draft merger agreement. The draft merger agreement, among other things, proposed that Citadel be required to pay a termination fee of $52.7 million (or approximately 3.5% of equity value of the transaction) under certain circumstances, requested voting agreements from certain Citadel stockholders, proposed a voting agreement from certain Cumulus Media stockholders, proposed that Cumulus Media would be required to complete the transaction unless a final order was not obtained from the FCC or actions required by regulators to complete the transaction would “materially impact the value or benefits of the transaction to Cumulus Media,” proposed a termination date of nine months with Cumulus Media having the ability to extend for an additional 3 months, and limited the liability of Cumulus Media, Crestview and Macquarie under the merger agreement, should it be terminated, to payment of a termination fee of 3.5% of the equity value of the transaction (proposed to be payable by Cumulus Media, Crestview and Macquarie based on their pro-rata economic ownership of Cumulus Media after giving effect to the transactions) in the event that the merger agreement was terminated as a result of Cumulus Media failing to obtain stockholder approval for the Cumulus Media share issuance, Cumulus Media breaching its representations, warranties or covenants in the merger agreement which cause the failure of a closing condition, or Cumulus Media failing to obtain the financing for the transaction after all the closing conditions are satisfied or waived.

On February 28, 2011, Weil provided Jones Day with a revised draft merger agreement. The draft merger agreement prepared by Weil, among other things, limited the circumstances under which Citadel would be required to pay the termination fee, indicated that a termination fee of 3.5% of the equity value of the transaction was too high for Citadel (but did not indicate a counterproposal), deleted the requirement for stockholders of Citadel to enter into voting agreements, proposed that certain stockholders of Cumulus Media — who held the requisite amount of voting power of Cumulus Media common stock to approve the share issuances in the merger and the Equity Investment as required by the rules of the Nasdaq Stock Market — execute a written consent substantially concurrent with execution of the merger agreement, proposed that Cumulus Media would be required to complete the proposed transaction upon receipt of an initial (as opposed to final) order from the FCC, proposed that Cumulus Media be required to complete the transaction unless actions required by regulators to complete the transaction would have “material adverse effect on the combined business of Cumulus Media and Citadel after the merger,” proposed that the drop-dead date would be 9 months with both Citadel and Cumulus Media having the option to extend it for an additional 3 months, removed Cumulus Media’s liability limitations if the merger did not close, and proposed that Cumulus Media would be required to pay a termination fee, without specifying an amount, to Citadel if the proposed transaction did not close because it was not approved by antitrust or FCC regulators by the drop-dead date and required that Cumulus Media be liable for the complete termination fee if required to be paid pursuant to the terms of the merger agreement.

At various times between February 28 and March 9, prior to execution of the merger agreement, Citadel’s senior management as well as its legal counsel and financial advisors engaged in negotiations with representatives of Cumulus Media regarding the draft merger agreement and related documents and agreements. Furthermore, representatives of Cumulus Media, UBS Securities and Jones Day engaged in negotiations with representatives of Crestview and Macquarie with respect to the terms by which they would purchase up to an aggregate of $500 million in shares of Cumulus Media capital stock for cash in connection with the merger. These negotiations included discussions regarding, and the exchange of drafts of and comments on, these documents.

During the weeks of February 21 and February 28, 2011, representatives of Cumulus Media, UBS Securities and Jones Day engaged in negotiations with representatives of Crestview and Macquarie with respect to the terms of the Equity Investment and the equity investment agreement, and negotiations with representatives of a number of large international banks with respect to the terms of the proposed debt commitment necessary to fund the purchase price for Citadel and the related Global Refinancing.

Following Citadel’s entering into exclusive negotiations with Cumulus Media and prior to the expiration of exclusivity on March 3, 2011, the President and Chief Executive Officer of Company A left separate voicemail and e-mail messages for Mr. Sander indicating Company A’s continued interest in acquiring Citadel. Neither message indicated that an improved or revised proposal would be forthcoming from Company A. Mr. Sander did not respond to either message.

On March 1, 2011, the Citadel board of directors held a telephonic meeting with representatives of Weil, Loeb, the Co-Financial Advisors, and the Citadel General Counsel to receive an update on the ongoing negotiations on the merger agreement and related ancillary agreements. During the meeting, Mr. Sander updated the directors on the messages he had received from the President and Chief Executive Officer of Company A. During the meeting, the Citadel board of directors received updates from representatives of Weil concerning the status of negotiations and open issues related to the transaction, including that Citadel sought to have the closing of the transaction be conditioned upon receipt of an initial order from the FCC.

On March 1, 2011, the Cumulus Media board of directors held a telephonic meeting, in which representatives of UBS Securities and Jones Day also participated. The representatives of UBS Securities provided an overview of the debt and equity financing structure and terms, and reviewed the highlights of their most recent financial analysis of Citadel. The representatives of Jones Day reviewed various issues related to the fiduciary duties of the directors in connection with the merger, and updated the directors on the highlights of the merger negotiations and the terms of the merger and financing agreements, and provided their view on the remaining actions and issues to be resolved before the merger agreement could be executed.

On March 3, 2011, the Citadel board of directors held a telephonic meeting with representatives of Weil, Loeb, the Co-Financial Advisors, Lerman and the Citadel General Counsel to receive an update on the ongoing negotiations on the merger agreement and related financing commitments. The Citadel board of directors received updates from representatives of Weil, the Co-Financial Advisors concerning the status of negotiations and the open issues related to the documentation for the potential transaction, including that Cumulus Media’s current prospective lenders for the transaction were unwilling to grant financing commitments beyond twelve months from execution of the merger agreement and were requiring that the closing of the transaction be conditioned upon receipt of a final order from the FCC. The Citadel board of directors asked questions related to, among other matters, the possible timing of obtaining FCC approval for the transaction, the remedies available to Citadel if Cumulus Media did not consummate the transaction, and the amount of the termination fees payable by Cumulus Media, Crestview and Macquarie under certain circumstances. A representative of Lerman discussed with the Citadel board of directors that the issuance of initial orders by the FCC in recent comparable deals that he was aware of had in some instances taken longer than twelve months and, while he believed an initial order from the FCC could be obtainable for the transaction between Cumulus Media and Citadel within twelve months, there was appreciable risk that the FCC approval would not be obtained in such time period. During the meeting, the Co-Financial Advisors received a letter from UBS Securities prepared by Dickstein Shapiro, Cumulus Media’s FCC counsel, stating that in their view it was likely that a transaction between Cumulus Media and Citadel would receive FCC approval in nine months or less after execution of the merger agreement. The Citadel board of directors discussed with its advisors the risks related to the receipt and timing of FCC approval and, in light of the Lerman representative’s report, the necessity of requiring a drop-dead date of fifteen months and financing commitments for a corresponding time period. In consultation with its financial and legal advisors, the Citadel board of directors discussed whether to extend exclusivity should Cumulus Media request an extension. After a discussion, the Citadel board of directors unanimously agreed to extend the exclusivity period, if requested by Cumulus Media, until 12:00 p.m. New York City time on Saturday, March 5, 2011.

Later on March 3, 2011, Citadel and Cumulus Media executed and delivered an amendment to the exclusivity agreement which required Citadel to continue to negotiate on an exclusive basis with Cumulus Media with respect to a transaction until 12:00 p.m. New York City time on Saturday, March 5, 2011.

Between March 3 and March 9, 2011, the representatives of Jones Day and Weil continued to negotiate the terms of the merger agreement.

On March 4, 2011, the Citadel board of directors held a telephonic meeting with representatives of Weil, Loeb, and the Citadel General Counsel to receive an update on negotiations regarding Cumulus Media’s proposed financing for the transaction. A representative of Weil advised the Citadel board of directors that Cumulus Media’s current prospective lenders for the transaction continued to be unwilling to grant financing commitments for fifteen months from execution of the merger agreement and to fund a transaction that could close upon receipt of an initial order from the FCC. Mr. Suleman and a representative of Weil reported to the Citadel board of directors that a representative of J.P. Morgan had offered to explore J.P. Morgan’s and/or its affiliates’ ability and willingness to provide financing with respect to the merger on terms that addressed the concerns of the Citadel board of directors and that, after receiving authorization from Citadel to explore such ability and willingness to provide financing, J.P. Morgan had determined that it and/or its affiliates’ would be able and willing to provide such financing (including with a fifteen month commitment to address Citadel’s concerns about deal certainty as it related to the possible timing of receipt of the FCC order), and that J.P. Morgan and/or its affiliates also would be prepared to close the financing on the basis of an initial order from the FCC rather than a final order from the FCC. After discussion with its legal advisors, including the potential conflicts and other legal matters relevant to J.P. Morgan’s and/or its affiliates’ participation in Cumulus Media’s financing for the transaction and the fact that J.P. Morgan would no longer be in a position to provide the Citadel board of directors a fairness opinion related to the transaction, the Citadel board of directors authorized representatives of J.P. Morgan and/or its affiliates to explore with Cumulus Media the possibility of providing financing to Cumulus Media with respect to the merger on the terms sought by the Citadel board of directors.

Later on March 4, 2011, the Citadel board of directors held a telephonic meeting with representatives of Weil, Loeb, and the Citadel General Counsel to receive an update on negotiations with Cumulus Media on the merger agreement and negotiations regarding Cumulus Media’s proposed financing for the transaction.

On the evening of March 4, 2011, a representative of Weil informed representatives of Jones Day that the Citadel board of directors had authorized representatives of J.P. Morgan and/or its affiliates to explore with Cumulus Media the possibility of providing financing to Cumulus Media with respect to the merger, and that J.P. Morgan and/or its affiliates would be willing to provide a financing commitment for a period of fifteen months from the execution of the merger agreement and would be prepared to close the financing on the basis of an initial order from the FCC. Representatives of Weil and Jones Day also discussed other open issues on the merger agreement.

At 12:00 p.m. New York City time on Saturday, March 5, 2011, Citadel’s requirement to negotiate exclusively with Cumulus Media lapsed.

On March 5, 2011, the board of directors of Citadel held a telephonic meeting with representatives of Weil, Loeb, the Co-Financial Advisors and Citadel senior management in attendance to receive an update on negotiations with Cumulus Media. Representatives of Weil and the Co-Financial Advisors updated the Citadel board of directors with respect to the ongoing negotiations on the merger agreement and related financing commitments. In consultation with its financial and legal advisors, the Citadel board of directors discussed whether to extend exclusivity should Cumulus Media request an extension, and whether prior to any such extension, and based on the fact that the President and Chief Executive Officer of Company A had recently called Mr. Sander, Lazard should communicate with Company A during the period when Citadel had no exclusivity obligations to Cumulus Media to determine whether they would improve their offer for Citadel. After discussion, the Citadel board of directors directed Lazard to contact the President and Chief Executive Officer of Company A to gauge Company A’s interest in making an improved offer for Citadel.

On the afternoon of March 5, 2011, a representative of Lazard called the President and Chief Executive Officer of Company A to gauge Company A’s interest in making another improved bid for Citadel. The President and Chief Executive Officer of Company A responded that Company A was still interested in acquiring Citadel at Company A’s last offer, with possibly an increase in the cash component portion of the merger consideration by a few dollars, but not with an increased overall offer. The representative of Lazard informed the President and Chief Executive Officer of Company A to be mindful that Citadel was continuing to move forward with its announced transaction with Cumulus Media. After the conversation, Citadel and its advisors did not receive another proposal from Company A.

Later on March 5, 2011, the board of directors of Citadel held a telephonic meeting with representatives of Weil, Loeb, the Co-Financial Advisors and Citadel senior management in attendance to receive a report on the conversation with the President and Chief Executive Officer of Company A and to consider extending the length of Citadel’s exclusivity agreement with Cumulus Media. A representative of J.P. Morgan advised the Citadel board of directors that J.P. Morgan had its initial communication with a representative of Crestview on the evening of March 4, 2011 regarding J.P. Morgan and/or its affiliates potentially providing financing for the transaction. Representatives of J.P. Morgan had not previously communicated with Cumulus Media or its representatives regarding potentially providing financing for the transaction. A representative of J.P. Morgan further advised the Citadel board of directors that J.P. Morgan and/or its affiliates had informed the representative of Crestview that J.P. Morgan and/or its affiliates would be willing to provide financing commitments for fifteen months from execution of the merger agreement and would be willing to close the transaction upon an initial order from the FCC, and the representative of Crestview had requested that J.P. Morgan and/or its affiliates provide them a markup of the debt term sheets. A representative of Lazard updated the Citadel board of directors with regard to his conversation with representatives of Company A and stated that based on his conversation, his view was that Company A had not done additional work on a potential transaction. The Citadel board of directors discussed with its legal and financial advisors and considered its response to Cumulus Media’s likely request for an extension of the exclusivity period. After discussion, the Citadel board of directors unanimously approved an extension of the exclusivity period with Cumulus Media until 9:00 a.m. New York City time on Monday, March 7, 2011.

Later on March 5, 2011, pursuant to Cumulus Media’s request, Citadel and Cumulus Media executed and delivered an amendment to the exclusivity agreement which required Citadel to negotiate on an exclusive basis with Cumulus Media with respect to a transaction until 9:00 a.m. New York City time on Monday, March 7, 2011.

On March 6, 2011, Citadel entered into an agreement with J.P. Morgan acknowledging J.P. Morgan’s and/or its affiliates’ possible participation in Cumulus Media’s financing, waiving any obligation that J.P. Morgan provide a fairness opinion in connection with the Cumulus Media transaction and reducing the fees payable to J.P. Morgan due to the elimination of the possibility of its delivering a fairness opinion to the Citadel board of directors.

On March 7, 2011, the Citadel board of directors held a telephonic meeting with representatives of Weil, Loeb, Lerman, the Co-Financial Advisors and Citadel senior management in attendance to receive an update on negotiations with Cumulus Media. Representatives of Weil updated the Citadel board of directors on the negotiations with Cumulus Media and summarized the changes to the merger agreement and investment agreement since the prior Citadel board of directors meeting. Representatives of the Co-Financial Advisors discussed with the Citadel board of directors the status of Cumulus Media’s debt and equity commitments, including as to J.P. Morgan’s and/or its affiliates’ involvement in Cumulus Media’s financing. A representative of Lerman provided an update to the Citadel board of directors with respect to his view of the anticipated timing of receipt of an initial order from the FCC for the Cumulus Media transaction. The Citadel board of directors discussed with its legal advisors and Citadel senior management the importance of the ability to retain key Citadel employees during the period between signing and closing of any transaction with Cumulus Media in order for Citadel to operate in the normal course. After discussion, the Citadel board of directors unanimously determined that Citadel could enter into an extension of the exclusivity period until 12:00 p.m. New York City time on Tuesday, March 8, 2011 to allow the parties time to complete the necessary negotiations and documentation.

On March 8, 2011, the Citadel board of directors held a special meeting with representatives of Weil, Loeb, the Co-Financial Advisors and Citadel senior management in attendance to discuss the terms of the potential transaction with Cumulus Media. Representatives of Weil updated the Citadel board of directors on the negotiations with Cumulus Media. Representatives of Weil discussed the terms of the proposed merger agreement, including, among other things, that Cumulus Media had agreed to close the transaction upon receiving an initial order from the FCC, the terms of the proposed investment agreement and guarantees to be entered into by Macquarie and Crestview and their respective affiliates and that Cumulus Media continued to propose restricting Citadel’s ability to grant certain employee equity awards to retain key employees during the period between signing and closing. Representatives of J.P. Morgan discussed with the Citadel board of directors the terms of Cumulus Media’s debt commitments, including the refinancing of Cumulus Media’s debt in connection with the potential transaction, and the status of the equity commitments to be received from Macquarie and Crestview. Members of the Citadel board of directors asked questions about, and discussed, the drop-dead date in the merger agreement in relation to the financing marketing period, the amount of the financing expenses in relation to the reverse break-up fee should FCC approval not be obtained by the end date and the flexibility of Citadel to operate between the signing of the merger agreement and closing. Representatives of Weil then summarized the legal due diligence review that had been conducted with respect to Cumulus Media, Citadel senior management summarized the litigation due diligence and outstanding matters with respect to Cumulus Media, and representatives of the Co-Financial Advisors summarized the financial due diligence review that had been conducted with respect to Cumulus Media. Representatives of the Co-Financial Advisors made a financial presentation regarding the proposed transaction. Members of the Citadel board of directors asked questions of the Co-Financial Advisors regarding the financial presentation, including questions regarding the Co-Financial Advisors’ analyses of the Cumulus Media proposal and the valuation and analyses of Citadel on a standalone basis. Representatives of Weil advised the Citadel board of directors of its fiduciary duties under Delaware law in connection with the potential transaction. During the course of these discussions and presentations, the Citadel board of directors engaged in a discussion of the advantages of the transaction, certain countervailing factors and risks, and the terms of the transaction.

During a break in the Citadel board of directors meeting on March 8, 2011, during several telephone conversations Messrs. Sander and Dickey discussed and agreed on certain changes to the merger agreement, including Citadel’s ability to grant certain employee equity awards to Citadel employees during the period between signing and closing of the merger.

On March 8, 2011, the Cumulus Media board of directors held a telephonic meeting, in which representatives of Cumulus Media management, UBS Securities, Jones Day and Dickstein participated, as well as representatives of Moelis, which had been engaged by Cumulus Media to render a fairness opinion with respect to the proposed transaction. The various financial and legal advisors reviewed the latest developments in the negotiations, structure and documentation relating to the merger, the Equity Investment and the debt financing commitments. The representatives of Jones Day reviewed for the Cumulus Media board of directors the principal provisions of the documents, and reviewed the directors’ fiduciary duties in connection with considering the transactions, and then the representative of Dickstein discussed the FCC regulatory approval process and his view of the steps involved and the timing thereof. There was an extensive discussion of the terms of the financing arrangements that J.P. Morgan was willing to provide to Cumulus Media. There followed a related discussion of the relationships that J.P. Morgan had with Citadel, but the Cumulus Media board of directors did not believe that J.P. Morgan’s relationship with Citadel presented any adverse consequences to negotiating a debt financing commitment with J.P. Morgan as a lead arranger and lender.

On March 9, 2011, following further negotiations relating to the merger agreement and the debt commitment, the Cumulus Media board of directors held a telephonic meeting, in which representatives of the Cumulus Media executive team, UBS Securities, Moelis, Jones Day and Dickstein participated. The representatives of UBS Securities reviewed the latest developments related to the debt financing, and the terms that J.P. Morgan and the other agent lenders were willing to agree to in the debt commitment. The representatives of Jones Day and Dickstein reviewed for the directors the latest developments relating to the merger documents and FCC regulatory issues as well as the principal terms of the Equity Investment. The representatives of Moelis then presented their financial analysis of the proposed transaction to the Cumulus

Media board of directors, and then delivered their oral opinion, which was subsequently confirmed in writing, that, based upon and subject to the conditions and limitations and qualifications set forth in the written opinion, as of March 9, 2011, the exchange ratio resulting from the merger and the Equity Investment was fair, from a financial point of view, to Cumulus Media. Please see “The Merger — Opinion of Cumulus Media’s Financial Advisor” beginning on page 124 for a discussion of the opinion delivered by Moelis to the Cumulus Media board of directors, including a complete discussion of the assumptions and limitations set forth in the opinion. Following such discussion, the Cumulus Media board of directors unanimously determined that the merger agreement and the related Equity Investment, and the respective transactions contemplated thereby, were advisable and in the best interests of Cumulus Media and its stockholders, approved the merger agreement, the Investment Agreement and the amendment and restatement of the certificate of incorporation contemplated thereby, and recommended that Cumulus Media stockholders approve the issuance of the shares of Cumulus Media common stock contemplated by the merger agreement and the Equity Investment, and the amendment and restatement of the Cumulus Media certificate of incorporation.

On March 9, 2011, the board of directors of Citadel held a special telephonic meeting with representatives of Weil, Loeb, the Co-Financial Advisors and Citadel senior management in attendance to discuss the terms of the potential transaction and the resolution of items since the March 8, 2011 Citadel board of directors meeting. Representatives of Weil updated the Citadel board of directors on the negotiations with Cumulus Media and summarized the changes to the merger agreement and investment agreement since the prior Citadel board of directors meeting. Representatives of the Co-Financial Advisors discussed with the Citadel board of directors the status of Cumulus Media’s debt and equity commitments, including, among other things, that the length of the commitments were for fifteen months from execution of the merger agreement. Representatives of Citadel’s legal advisors advised the Citadel board of directors of its fiduciary duties in connection with the potential transaction. Lazard then orally delivered to the Citadel board of directors its opinion, subsequently confirmed in writing, that, as of March 9, 2010, based upon and subject to the assumptions, procedures, factors, qualifications and other matters and limitations set forth in Lazard’s opinion, the consideration to be paid to holders of Citadel common stock (other than Merger Sub, Citadel (with respect to treasury shares) and such holders who are entitled to and properly demand an appraisal of their shares of Citadel common stock) in the merger was fair from a financial point of view to such holders. Please see “The Merger — Co-Financial Advisors to the Citadel Board of Directors — Opinion of Lazard Frères & Co. LLC to the Citadel Board of Directors” beginning on page 131 for a discussion of the opinion delivered by Lazard to the Citadel board of directors, including a complete discussion of the assumptions and limitations set forth in the opinion. Following such discussions, the Citadel board of directors unanimously determined that the merger agreement and the Citadel merger were advisable and in the best interests of Citadel and its stockholders, adopted the merger agreement and recommended that Citadel stockholders approve the merger agreement.

Thereafter, Citadel, Cumulus Media, HoldCo and Merger Sub executed and delivered the merger agreement, dated as of March 9, 2011. Concurrent with execution and delivery of the merger agreement, stockholders of Cumulus Media who held in the aggregate approximately 54% of the outstanding voting power of Cumulus Media as of March 9, 2011 delivered written consents to Cumulus Media approving the issuance of Cumulus Media’s shares in connection with the merger and the Equity Investment, and the amendment and restatement of Cumulus Media’s certificate of incorporation in connection with the transactions contemplated by the merger agreement. Later on March 10, 2011, each of Citadel and Cumulus Media issued a press release announcing the transaction.

Recommendation of Citadel’s Board of Directors and Citadel’s Reasons for the Merger

At its meeting on March 9, 2011, the Citadel board of directors determined that the merger agreement is advisable, fair to, and in the best interests of Citadel and its stockholders and unanimously approved the merger agreement. Accordingly, the Citadel board of directors recommends that Citadel stockholders vote “FOR” adoption of the merger agreement at the Citadel special meeting. The Citadel board of directors also recommends that Citadel stockholders vote “FOR” the authorization of the proxies to vote on such other matters as may properly come before the Citadel special meeting, or any adjournment, named in the proxy card or postponement of the Citadel special meeting including to consider any procedural matters incident to the conduct of the Citadel special meeting, such as adjournment of the Citadel special meeting.

In reaching its decision to approve the merger agreement and to recommend that Citadel stockholders vote to adopt the merger agreement, the Citadel board of directors considered a number of factors, including the following factors:

•	the value of the transaction on a per share basis based on the maximum cash and maximum stock prorations;

•	the fact that Citadel did not receive a proposal for an alternative transaction between the time Citadel’s entrance into exclusive negotiations with Cumulus Media leaked to the public or the time Citadel issued a press release to that effect and the time the merger agreement was to be signed;

•	that the Citadel board of directors ran a modified auction between two bidders and also had the opportunity to consider a proposed investment in Citadel by an investor;

•	that following the modified auction, the current price being considered is greater than the price offered by Company A and the Cumulus Media proposal included the opportunity to receive more cash than was offered in Company A’s proposal;

•	the strategic alternatives reasonably believed to be available to Citadel;

•	the results that could be expected to be achieved by Citadel if it continued to operate independently, and the likely benefits to Citadel’s stockholders of such course, as compared with the value of the merger consideration;

•	the review by the Citadel board of directors with its legal and financial advisors of the structure of the merger and the financial and other terms of the merger, including the adequacy of the merger consideration, not only in relation to the current market price but also in relation to the historical, present and anticipated future operating results and financial position of Citadel;

•	the potential synergies resulting from the proposed business combination;

•	the ability of Citadel’s stockholders to elect the form of consideration to be received;

•	Citadel’s right to terminate the merger agreement for a superior proposal;

•	the terms of the merger agreement that enable Citadel to take actions to retain its employees;

•	the likelihood of receiving regulatory approvals in a timely fashion, and Cumulus Media’s covenants to seek such regulatory approvals;

•	the provisions of Cumulus Media’s financing that are expected to incentivize Cumulus Media to obtain regulatory approval on a timely basis;

•	the limited guarantees by Crestview and Macquarie and their respective affiliates;

•	the terms of the debt commitments and investment agreements;

•	the potential appreciation in Cumulus Media stock price if Cumulus Media were to achieve its projected results;

•	that the merger is not conditioned on obtaining financing and the obligation of Cumulus Media to seek to complete its financing;

•	the right of Citadel to receive certain termination payments under the merger agreement if Cumulus Media does not consummate the merger under certain circumstances;

•	the fact that Cumulus Media obtained the required approvals from its stockholders concurrent with entering into the merger agreement, thereby eliminating a potential stockholder vote requirement that could contribute to uncertainty about the transaction;

• the financial information and analyses presented by the Co-Financial Advisors, and the opinion delivered by Lazard, that, as of March 9, 2011, the consideration to be paid to holders of Citadel common stock (other than Merger Sub, Citadel (with respect to treasury shares) and such holders who are entitled to and properly demand an appraisal of their shares of Citadel common stock) in the merger was fair from a financial point of view to such holders (see the section entitled “The Merger — Co-Financial Advisors to the Citadel Board of Directors — Opinion of Lazard Frères & Co. LLC to the Citadel Board of Directors” beginning on page 131 of this information statement/proxy statement/prospectus);

•	the Co-Financial Advisors’ advice that the proposed breakup fee for a superior proposal would likely not deter a serious competitive bidder, and the Co-Financial Advisors’ views to the effect that private equity sponsors would not likely be interested at such valuations;

•	that certain of Citadel’s stockholders requested that Citadel engage in merger discussions with Cumulus Media;

•	that Citadel’s stockholders must ultimately adopt the merger agreement and that Citadel’s stockholders were not locked-up in connection with the vote;

•	the results of the due diligence investigation of Cumulus Media by Citadel’s management and Citadel’s advisors;

•	the premium the price represents with regard to the various stock prices outlined by the financial advisors in their analyses;

•	the limited liquidity of Citadel’s stock and warrants, and the risks and uncertainties associated with Citadel’s stock price in light of such limited liquidity; and

•	the potential of greater liquidity of Cumulus Media Class A common stock as compared to the Citadel Class A common stock and Citadel Class B common stock.

The Citadel board of directors also considered potential drawbacks or risks relating to the merger, including the following risks and factors:

•	the potential for diversion of management and employee attention, and for employee attrition, during the period prior to completion of the merger and the potential effect on Citadel’s business;

•	the requirement that Citadel conduct its business in the ordinary course and the other restrictions on the conduct of Citadel’s business prior to the completion of the merger, which may delay or prevent Citadel from undertaking business opportunities that may arise pending the completion of the merger;

•	the possible effects on Citadel should the parties fail to complete the merger;

•	the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with integration of the companies (including the differences in cultures and business management philosophies);

•	the fact that certain provisions of the merger agreement prohibit Citadel from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•	the requirement that, in the absence of termination of the merger agreement, Citadel submit the merger agreement to its stockholders even if Citadel’s board withdraws its recommendation in favor of the merger agreement;

•	the fact that if Citadel terminates the merger agreement to accept a Superior Proposal (as defined in the merger agreement) Citadel is obligated to pay a termination fee, which may deter others from proposing an alternative transaction;

•	that Citadel’s officers may have financial interests in the merger that are different from, or in addition to, the interests of Citadel’s stockholders;

•	the fact that because the stock consideration in the merger is based on a fixed exchange ratio, Citadel’s stockholders could be adversely affected by a decrease in the trading price of Cumulus Media’s stock during the pendency of the merger;

•	Cumulus Media’s relative pre-transaction market capitalization compared to Citadel’s market capitalization;

•	Cumulus Media’s post-transaction leverage;

•	the fact that Cumulus Media needs to refinance the indebtedness of Cumulus Media, CMP and Citadel in order to complete the transaction;

•	the fact that no Citadel directors will be members of the board of directors of Cumulus Media after the merger;

•	that after the merger the holders of Cumulus Media Class B common stock and warrants may have less liquidity than current holders of Citadel Class B common stock and warrants; and

•	whether Cumulus Media will achieve its projected results.

The foregoing discussion summarizes the material information and factors considered by Citadel’s board of directors in its consideration of the merger, but is not intended to be exhaustive and may not include all of the factors considered by Citadel’s board of directors. Citadel’s board of directors reached the decision to approve the merger agreement in light of the factors described above and other factors that each member of Citadel’s board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, Citadel’s board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of Citadel’s board of directors may have given different relative considerations to different factors. It should be noted that this explanation of the reasoning of Citadel’s board of directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this information statement/proxy statement/prospectus, beginning on page 31.

Cumulus Media’s Reasons for the Merger

At its meeting on March 9, 2011, the Cumulus Media board of directors determined that the merger agreement, the related Investment Agreement, and the transactions contemplated thereby, were advisable, fair to and in the best interests of Cumulus Media and its stockholders, and unanimously approved the merger agreement and the Investment Agreement. The Cumulus Media board of directors recommended that Cumulus Media stockholders approve the issuance of shares of Cumulus Media common stock pursuant to the merger agreement and the Investment Agreement, and the related amendment and restatement of Cumulus Media’s certificate of incorporation. In making this determination, the Cumulus Media board of directors consulted with Cumulus Media’s management and with its financial and legal advisors, and considered a number of factors. The decision of the Cumulus Media board of directors was based upon a number of potential benefits of the merger and other factors that the Cumulus Media board of directors believed would contribute to the success of the combined company, and thus benefit the Cumulus Media stockholders, including the following factors, the order of which does not necessarily reflect their relative significance:

•	Strategic Nature of the Transaction. The combination of Citadel, together with Cumulus Media and CMP, would create a leading radio broadcasting company that would provide an opportunity to expand upon their collective strengths, market presence and programming to new markets and regions.

•	National Scale and Reach. The combined company would be the largest pure-play radio company in the United States, with over 565 radio stations in 120 United States markets, reaching over 65 million listeners weekly.

•	Synergies. The opportunity for the combined company to achieve improvements in both annual revenues and synergies, including approximately $51.9 million of cost synergies, the majority of which management estimated could be achieved within one year of the closing of the merger.

•	Diversified Listener Base and Geographic Mix. The combined company would have an extensive large and mid-sized market station portfolio, including a presence in eight of the top 10 markets, and would have broad diversity in format, listener base, geography, advertiser base and revenue stream, all of which would reduce dependence on any single demographic, region or industry.

•	Critical Mass to Compete in the Digital Marketplace. The increased scale of the combined company would allow larger, more significant investments in the local digital media marketplace and allow Cumulus Media’s local digital platforms and strategies to be applied across significant additional markets.

•	Leading National Radio Network. The acquisition of Citadel’s nationwide radio network of approximately 4,000 station affiliates and 9,000 program affiliates, which reach approximately 107 million listeners weekly, would create a national network platform for the syndication of Cumulus Media’s content and technology assets.

•	Success in Integrating Acquired Companies. Cumulus Media management has a recognized and proven ability to integrate acquisitions and manage a large-scale platform, which would lessen the typical integration risks of transactions such as the merger.

•	Anticipated Accretion to Earnings. The combined company would have increased broadcast cash flow and free cash flow, increased earnings before interest, taxes, depreciation and amortization, and station operating income margins, on a per share basis, when compared to Cumulus Media on its own.

•	Anticipated Reduction in Debt Leverage Ratios. The combined company would have a strengthened balance sheet with debt leverage ratios that are lower than those of Cumulus Media as a standalone company.

•	Increase the Equity Market Capitalization and Liquidity. The issuance of additional shares of Cumulus Media common stock in the merger and pursuant to the Equity Investment would significantly increase the total equity market capitalization of Cumulus Media, which is expected to also increase the trading volume, and therefore the liquidity, of the common stock.

•	Strengthen the Capital Base to Position Cumulus Media for Strategic Acquisitions. The larger capital structure resulting from a combination of Cumulus Media, CMP and Citadel would strengthen the position of the combined company to pursue and finance additional strategic acquisitions.

•	Fairness Opinion. The Cumulus Media board of directors received the opinion of Moelis that, subject to the limitations and qualifications set forth therein, as of March 9, 2011, the exchange ratio resulting from the merger and the Equity Investment is fair, from a financial point of view, to Cumulus Media.

In addition, the Cumulus Media board of directors also identified and considered several potentially negative factors to be balanced against the positive factors listed above, including the following, the order of which does not necessarily reflect their relative significance:

•	the risk that the regulatory approvals and clearances necessary to complete the merger might not be obtained or that governmental authorities could attempt to condition approval of the merger on the companies’ compliance with certain burdensome conditions, or that regulatory approvals may be delayed;

•	that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Cumulus Media or Citadel;

•	the potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effect on Cumulus Media’s and Citadel’s business;

•	the possible negative effects on Cumulus Media if the parties fail to complete the merger, including the requirement that Cumulus Media and the Investors pay to Citadel their applicable portion of a termination fee of $60.0 million if the merger agreement is terminated under certain circumstances and, if the merger agreement is terminated in certain circumstances, the requirement that Cumulus Media pay to Citadel an additional termination fee of $20.0 million;

•	the challenges associated with integrating radio stations, and the radio network, in markets that previously have not been served by Cumulus Media;

•	the risk that potential benefits and synergies sought in the merger may not be realized, or may not be realized within the expected time period, and the risks associated with integration of the operations of the two companies (including the differences in cultures and business management philosophies);

•	that the transaction may be dilutive to Cumulus Media’s stock price depending on future earnings and free cash flow valuation multiples for the combined company in the public equity markets;

•	that current Cumulus Media stockholders as a group would hold less than a majority of the stock of the combined company following the closing of the merger and the Equity Investment;

•	the fact that because the stock consideration in the merger is based on a fixed exchange ratio, Cumulus Media’s stockholders could be adversely affected by an increase in the trading price of Cumulus Media’s common stock during the pendency of the merger;

•	the fact that Cumulus Media would need to refinance the indebtedness of Cumulus Media, CMP (if the CMP Acquisition is completed before the merger) and Citadel in order to complete the merger;

•	the risks inherent in completing over $2.0 billion in new financing necessary to complete the merger, given the recent volatility in the U.S. debt markets;

•	the potential negative consequences that could result from the combined company’s significant amount of indebtedness following the closing of the merger and the Equity Investment; and

•	the potential that the combined company might not achieve its projected financial results.

The foregoing discussion summarizes material information and factors considered by Cumulus Media’s board of directors in its consideration of the merger, and the related Equity Investment, but is not intended to be exhaustive and may not include all of the factors considered by Cumulus Media’s board of directors. Cumulus Media’s board of directors reached the decision to approve the merger agreement and the Equity Investment in light of the factors described above and other factors that the members of Cumulus Media’s board of directors felt were appropriate. In view of the variety of factors and the quality and amount of information considered, the Cumulus Media board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the Cumulus Media board of directors may have given different relative considerations to different factors.

After considering all of the relevant factors, as well as the form and amount of consideration to be paid, the Cumulus Media board of directors concluded that, on balance, the potential benefits of the Merger, and the related Equity Investment, to Cumulus Media and its stockholders outweighed the associated risks.

It should be noted that this explanation of the reasoning of the Cumulus Media board of directors and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements,” beginning on page 31 of this information statement/proxy statement/prospectus.

Opinion of Cumulus Media’s Financial Advisor

On March 9, 2011, at a meeting of the Cumulus Media board of directors held to evaluate the merger agreement and the transactions contemplated thereby, Moelis delivered its oral opinion, which was later confirmed in writing, that based upon and subject to the conditions and limitations and qualifications set forth in its written opinion, as of March 9, 2011, the exchange ratio is fair, from a financial point of view, to Cumulus Media.

The full text of Moelis’ written opinion dated March 9, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion is attached to this information statement/proxy statement/prospectus as Annex C and is incorporated herein by reference. Stockholders are encouraged to read Moelis’ written opinion carefully and in its entirety. The following summary describes the material analyses underlying Moelis’ opinion, but does not purport to be a complete description of the analyses performed by Moelis in connection with its opinion. Moelis’ opinion is limited solely to the fairness of the exchange ratio from a financial point of view as of the date of the opinion and does not address Cumulus Media’s underlying business decision to effect the transactions contemplated by the merger agreement or the relative merits of the merger as compared to any alternative business strategies or transactions that might be available to Cumulus Media. Moelis’ opinion does not constitute a recommendation to any Cumulus Media stockholder as to how such stockholder should act with respect to the merger on any other matter. Moelis’ opinion was approved by a Moelis fairness opinion committee.

In arriving at the conclusions reached in its opinion, Moelis has, among other things:

•	reviewed certain publicly available business and financial information relating to Cumulus Media and Citadel that Moelis deemed relevant;

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Cumulus Media as well as the amount and timing of cost savings, synergies and related expenses expected to result from the transaction, furnished to Moelis by Cumulus Media (which Moelis refers to below as the expected synergies);

•	reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Citadel, furnished to Moelis by Cumulus Media;

•	conducted discussions with members of senior management and representatives of Cumulus Media, concerning the matters described in the foregoing bullets as well as the respective businesses and prospects of Cumulus Media and Citadel before and after giving effect to the merger and the expected synergies;

•	reviewed publicly available financial and stock market data, including valuation multiples, for Cumulus Media and Citadel and compared them with those of certain other companies in lines of business that Moelis deemed relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Moelis deemed relevant;

•	considered certain potential pro forma effects of the merger;

•	reviewed a draft of the merger agreement and the Investment Agreement, each dated March 9, 2011; and

•	conducted such other financial studies and analyses and took into account such other information as Moelis deemed appropriate.

In connection with its review, Moelis did not assume any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by Moelis for the purpose of its opinion and has, with the consent of the Cumulus Media board of directors, relied on such information being complete and accurate in all material respects. Moelis requested an opportunity to have discussions with management and representatives of Citadel concerning, among other things, the matters described in the first three bullet points of the preceding paragraph and the business and prospects of Citadel. Due to the circumstances of the merger, Cumulus Media directed Moelis to rely on discussions with management and representatives of Cumulus Media with respect to those matters regarding Citadel. In addition, at the direction of the Cumulus Media board of directors, Moelis did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Cumulus Media or Citadel, nor was Moelis furnished with any such evaluation or appraisal. With respect to the forecasted financial information and expected synergies referred to above, Moelis assumed, at the direction of the Cumulus Media board of directors, that such information was reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Cumulus Media as to the future performance of Citadel and Cumulus Media and that such future financial results will be achieved at the times and in the amounts projected by management. Moelis was not requested to, and did not, express any opinion regarding any legal, regulatory, tax, accounting or financial reporting matters, including the tax effect of the merger on Cumulus Media or its stockholders.

Moelis’ opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Moelis as of the date of Moelis’ opinion. Subsequent developments may affect Moelis’ opinion and Moelis does not have any obligation to update, revise or reaffirm its opinion. Moelis assumed, with the consent of the Cumulus Media board of directors, that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have any adverse effect on Citadel or Cumulus Media or on the expected benefits of the merger.

Financial Analysis

The following is a summary of the material financial analyses presented by Moelis to the Cumulus Media board of directors at its meeting held on March 9, 2011 in connection with the delivery of the oral opinion of Moelis at such meeting and its subsequent written opinion.

Some of the summaries of the financial analyses below include information presented in tabular format. In order to fully understand Moelis’ analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses performed by Moelis. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Moelis’ analyses.

Transaction Overview/Implied Valuations

For purposes of Moelis’ opinion and the financial analyses described below, the pro forma ownership of Cumulus Media by current Cumulus Media stockholders (excluding affiliates) implied by the shares of Cumulus Media common stock issued to (i) current Citadel stockholders in exchange for all of the outstanding interests of Citadel as contemplated by the merger agreement and (ii) the Investors in exchange for their investment in Cumulus Media as contemplated by the Investment Agreement is referred to as the “exchange ratio.” The merger agreement contemplates that Citadel stockholders and warrant holders may elect to receive up to a maximum amount of Cumulus Media common stock and cash in exchange for their shares of Citadel common stock and warrants to purchase Citadel common stock. Based on the mix of stock or cash consideration elected by Citadel stockholders, the pro forma combined company will be owned by existing Cumulus Media stockholders 20.3% (in the Stock Consideration Cap scenario) up to 30.9% (in the Cash Consideration Cap scenario).

For purposes of Moelis’s opinion, Moelis assumed for pro forma purposes that the CMP Acquisition has been consummated. In addition, Cumulus Media’s management directed Moelis to assume $51.9 million in annual run-rate expected synergies, which are expected to be fully realized by the end of 2012, for the pro forma combined company.

Based on Cumulus Media’s closing share price of $5.06 on March 8, 2011, Moelis calculated that the equity value of Cumulus Media as of such date was $313.5 million and that its enterprise value was $1,551.5 million (consisting of Cumulus Media’s equity value plus $1,238.0 million of net debt and preferred stock). Moelis further calculated that the equity value of Citadel as of such date was $1,873.7 million and that its enterprise value was $2,543.1 million (consisting of Citadel’s implied equity value, plus $638.4 million of net debt and $31.0 million of bond make-whole payments). The $1,551.5 million enterprise value of Cumulus

Media implies that Cumulus Media is valued at 9.4x its 2010 EBITDA of $165.7 million provided by Cumulus Media management and 8.5x its 2011 estimated EBITDA of $182.4 million provided by Cumulus Media management. The $2,543.1 million enterprise value of Citadel implies that Citadel is valued at 10.1x its 2010 EBITDA provided by Cumulus Media management of $250.8 million and 9.4x its 2011 estimated EBITDA of $269.5 million provided by Cumulus Media management. When Moelis accounted for the annual run-rate expected synergies discussed above, the enterprise value of Citadel implies that Citadel is valued at 8.4x its 2010 EBITDA of $302.7 million provided by Cumulus Media management and 7.9x its 2011 estimated EBITDA of $321.4 million provided by Cumulus Media management.

Selected Public Companies Analysis

Moelis compared certain financial information of Cumulus Media and Citadel with corresponding financial information of certain selected publicly traded companies. Moelis selected publicly traded companies that shared similar characteristics with the business of Cumulus Media and Citadel, operations and size, and for which relevant financial information was publicly available. The list of selected companies is set forth below:

•	CC Media Holdings, Inc.;

•	Entercom Communications Corp.;

•	Radio One, Inc.; and

•	Beasley Broadcast Group, Inc. (together, the “Selected Companies”).

Moelis also considered and analyzed CBS Corporation, Emmis Communications Corporation, Salem Communications Corporation and Saga Communications, Inc., but the table below does not include these companies.

As part of its selected public companies analysis, Moelis calculated and analyzed for each company referred to above the company’s ratio of its enterprise value (calculated as fully diluted equity value based on closing stock prices as of March 8, 2011 plus debt, minority interests and preferred stock) to EBITDA and broadcast cash flow (“BCF”) for the most recent reported latest twelve months ended December 31, 2010 (September 30, 2010 for Radio One, Inc.) (each, the “LTM”) and estimated calendar years 2011 and 2012, each of which is referred to in this section as 2011E and 2012E. LTM data was based on public filings and 2011E and 2012E estimates were based on consensus public company analyst estimates, except 2011E and 2012E for Cumulus Media and Citadel were provided by Cumulus Media management. The following summarizes the results of these calculations for the Selected Companies listed above and the implied multiples for each of Cumulus Media and Citadel based on the exchange ratio:

									Stock		Cash
									Consideration		Consideration
									Cap		Cap
	Mean		Median		Cumulus Media		Citadel		Synergies		Synergies

Total Enterprise Value/EBITDA
LTM	10.2	x	10.2	x	9.4	x	9.5	x	8.4	x	8.2	x
2011E	9.6	x	9.9	x	8.5	x	8.9	x	7.9	x	7.7	x
2012E	8.9	x	8.4	x	7.7	x	8.1	x	7.3	x	7.1	x
Total Enterprise Value/BCF
LTM	8.3	x	8.4	x	8.4	x	8.8	x	8.3	x	8.1	x
2011E	7.9	x	8.2	x	7.7	x	8.3	x	7.8	x	7.7	x
2012E	7.5	x	7.4	x	7.0	x	7.5	x	7.2	x	7.1	x

Moelis then applied a range of selected multiples of 7.75x to 8.75x to 2011E EBITDA for Cumulus Media and 8.25x to 9.25x for the combined company (with expected synergies) to derive an implied equity value of $175 million to $358 million for Cumulus Media and $1,661 million to $2,113 million for the combined company (with expected synergies). Under the Stock Consideration Cap scenario (with expected synergies), this analysis indicated an implied range of Cumulus Media ownership of 8.3% to 21.5% compared to the 20.3% contemplated by the merger. Under the Cash Consideration Cap scenario (with expected synergies), this analysis indicated an implied range of ownership to Cumulus Media of 10.6% to 29.7% compared to the 30.9% contemplated by the merger. For the purposes of the foregoing analysis, Moelis used expected synergies of $51.9 million multiplied by a midpoint of the high and low multiples.

Moelis further applied a range of selected multiples of 7.25x to 8.25x to 2011E BCF for Cumulus Media and 7.75x to 8.75x for the combined company (with expected synergies) to derive an implied equity value of $226 million to $428 million for Cumulus Media and $1,574 million to $2,065 million for the combined company (with expected synergies). Under the Stock Consideration Cap scenario (with expected synergies), this analysis indicated an implied range of Cumulus Media ownership (with expected synergies) of 11.0% to 27.2% compared to the 20.3% contemplated by the merger. Under the Cash Consideration Cap scenario (with expected synergies), this analysis indicated an implied range of Cumulus Media ownership (with expected synergies) of 14.1% to 38.3% compared to the 30.9% contemplated by the merger.

Selected Transactions Analysis

Moelis considered recent transactions in the radio broadcasting sector and ultimately concluded that there were no precedent transactions that were relevant as part of its analysis.

Discounted Cash Flow Analysis

Moelis conducted a discounted cash flow, or DCF, analysis of Cumulus Media and the combined company to calculate a range of implied equity values for Cumulus Media and the combined company. A DCF analysis is a method of evaluating a business using estimates of the future unlevered free cash flows generated by the business and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments for the business, which Moelis refers to as that business’ free cash flows, and is obtained by discounting those free cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity costs of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the value of all free cash flows from an asset for periods beyond the final forecast period.

Using projections provided by Cumulus Media management, Moelis performed a DCF analysis of Cumulus Media utilizing the after-tax unlevered free cash flows for the calendar years 2011 to 2014, using discount rates ranging from 9.0% to 11.0%, which was based upon a number of factors, including the weighted average cost of capital of Cumulus Media. The terminal value was then calculated using a terminal EBITDA multiple range of 7.75x to 8.75x. Based on the foregoing, Moelis derived for Cumulus Media an implied equity value range of $404 million to $655 million.

Using projections provided by Cumulus Media management, Moelis performed a DCF analysis for the combined company (with expected synergies) utilizing the after-tax unlevered free cash flows for the calendar years 2011 to 2014, using discount rates ranging from 9.0% to 11.0%, which was based upon a number of factors, including the weighted average cost of capital of Cumulus Media. The terminal value was then calculated using a terminal EBITDA multiple range of 8.25x to 9.25x.

Based on the foregoing and using each of the Stock Consideration Cap and Cash Consideration Cap scenarios, Moelis derived for the combined company (with expected synergies) an implied equity value range of $1,982 million to $2,681 million and an implied equity value range of $1,526 million to $2,224 million, respectively.

This analysis indicated an implied range of Cumulus Media ownership of 15.1% to 33.1% under the Stock Consideration Cap scenario compared to the 20.3% contemplated by the merger and implied Cumulus Media ownership range of 18.2% to 42.9% under the Cash Consideration Cap scenario compared to the 30.9% contemplated by the merger.

Other Analyses

Relative Contribution Analysis. Moelis calculated the relative contributions of Cumulus Media and Citadel to the combined company of projected BCF and EBITDA for the years 2011 through 2015, based on the Cumulus Media and Citadel projections provided by Cumulus Media’s management. Moelis also calculated the relative contribution based on a transaction enterprise value, using Cumulus Media’s share price of $5.06 as of March 8, 2011. This analysis indicated the following relative contribution of Cumulus Media and Citadel following the merger.

		Cumulus Media	Synergies	Citadel

BCF	2011E	38.4%	6.6%	55.0%
	2012E	38.7%	6.1%	55.2%
	2013E	38.3%	5.9%	55.8%
	2014E	38.3%	5.6%	56.1%
	2015E	38.7%	5.3%	56.0%
EBITDA	2011E	36.2%	10.3%	53.5%
	2012E	36.6%	9.5%	53.9%
	2013E	36.2%	9.2%	54.6%
	2014E	36.3%	8.6%	55.1%
	2015E	36.4%	8.3%	55.3%
Transaction EV Splits (max equity — excluding synergies)		37.9%		62.1%
Transaction EV Splits (max cash — excluding synergies)		38.4%		61.6%

Pro Forma Financial Analysis.  Moelis reviewed the potential pro forma financial effect of the merger on Cumulus Media’s fiscal years 2011 through 2014 projected After Tax Cash Flow (“ATCF”) and Free Cash Flow (“FCF”). Cumulus Media, CMP and Citadel financial data was based on projections provided by Cumulus Media’s management. This analysis indicated that the merger would be dilutive to Cumulus Media’s projected ATCF per share and FCF per share for fiscal years 2011 through 2014. The actual results achieved by Cumulus Media after the completion of the merger may vary from projected results and the variations may be material.

Premiums Paid. Moelis compared the value of the Citadel offer on February 17, 2011 (the day of Citadel’s announcement of its entrance into an agreement with Cumulus Media for exclusive negotiations with regard to a potential merger) and the value of the Citadel offer on March 8, 2011 (the day prior to announcement of the execution of the merger agreement) to Citadel’s stock price one-day, one-week and one-month prior to February 17, 2011. Moelis also compared the value of the Citadel offer to Citadel’s stock price on December 5, 2010 (the day prior to Citadel’s announcement of an unsolicited merger proposal) and December 16, 2010 (the day prior to a $31 per share bid by Cumulus Media for Citadel). Moelis compared the offer price to Citadel’s Class B common stock price because Citadel’s Class B common stock has significantly more shares outstanding and greater average trading volume relative to Citadel’s Class A common stock. The implied premiums were compared to the average premiums paid for all closed merger transactions and for all closed media merger transactions with deal values between $1.0 billion and $3.0 billion in the last five years.

The results of this analysis were:

		February 17, 2011			2010
			1-Week	1-Month
	At Public	1-Day Prior	Prior	Prior
	Announ.	(1 Trading	(5 Trading	(20 Trading
	(02/17/11)	Day)	Days)	Days)	12/16	12/05

Citadel Share Price (Class B)	$37.00	$30.50	$30.50	$30.00	$29.38	$27.75
		21.3%	21.3%	23.3%	26.0%	33.3%
	Current Value of Citadel Offer (03/08/11)

Citadel Share Price (Class B)	$39.33	$30.50	$30.50	$30.00	$29.38	$27.75
		28.9%	28.9%	31.1%	33.9%	41.7%
Premiums in Other M&A Transactions
All Deals $1bn to $3bn in the Last 5 Years (220 Transactions)		27.6%	28.6%	33.3%
All Media Deals $1bn to $3bn in the Last 5 Years (8 Transactions)		22.6%	24.5%	23.2%

General

The preparation of a fairness opinion is a complex analytical process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Moelis’ opinion. In arriving at its fairness determination. Moelis considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Rather, Moelis made its fairness determination on the basis of its experience and professional judgment after considering the results of all of its analyses.

No company or transaction used in the analyses described above for purposes of comparison is directly comparable to Cumulus Media, Citadel or the merger. In addition, such analyses do not purport to be appraisals, nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because the analyses described above are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, neither Cumulus Media, nor Moelis or any other person assumes responsibility if future results are materially different from those forecast.

The exchange ratio was determined through negotiations among Cumulus Media and its representatives, on the one hand, and Citadel and its representatives, on the other hand, and the decision by the Cumulus Media board of directors to approve, adopt and authorize the merger agreement was solely that of the Cumulus Media board of directors. Moelis did not recommend any specific exchange ratio to the Cumulus Media board of directors or suggest that any specific consideration constituted the only appropriate consideration for the transaction.

Moelis’ opinion was prepared for the use and benefit of the board of directors of Cumulus Media in its evaluation of the transaction. Moelis was not asked to address, and its opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Cumulus Media. In addition, Moelis’ opinion does not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of Cumulus Media’s officers, directors or employees, or any class of such persons, relative to the exchange ratio. At the direction of the Cumulus Media board of directors, Moelis was not asked to, nor did it, offer any opinion as to the material terms of the merger agreement, the

Investment Agreement or the form of the exchange. Moelis also expressed no opinion as to what the value of the Cumulus Media common stock will be when issued pursuant to the merger agreement or the prices at which it will trade in the future. In rendering its opinion, Moelis assumed, with the consent of the Cumulus Media board of directors, that the final executed form of the merger agreement and the Investment Agreement would not differ in any material respect from the drafts that Moelis examined, and that Citadel and Cumulus Media would comply with all the material terms of such agreements.

Pursuant to the terms of Moelis’ engagement, Cumulus Media agreed to pay Moelis a fee of $1,000,000 payable upon delivery of Moelis’ opinion, regardless of the conclusion reached in such opinion. In addition, Cumulus Media has agreed to indemnify Moelis for certain liabilities arising out of its engagement. In the past, Moelis provided investment banking and other services to affiliates of Citadel and received compensation for the rendering of such services. In the ordinary course of business, Moelis, its successors and its affiliates may trade securities of Cumulus Media and Citadel for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

The board of directors of the Cumulus Media retained Moelis because Moelis has substantial experience in similar transactions. Moelis is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, and valuations for corporate and other purposes.

Co-Financial Advisors to the Citadel Board of Directors

Citadel retained Lazard and J.P. Morgan as financial advisors in connection with an evaluation of a range of possible transactions including the merger, and, if requested, to render an opinion to the board of directors of Citadel as to the fairness, from a financial point of view, to holders of Citadel common stock of the consideration to be paid to such holders in any transaction within the scope, and in accordance with the terms, of their respective engagement letters. The Co-Financial Advisors prepared joint financial analyses for the Citadel board of directors, which are summarized below.

As described in the section titled “The Merger — Background of the Merger” beginning on page 99, when existing financing sources for Cumulus Media were unable to agree on a financing commitment that satisfied certain concerns of the board of directors of Citadel, J.P. Morgan and its affiliates offered to explore whether they could provide acquisition financing on terms that addressed such concerns. Citadel and its board of directors agreed that J.P. Morgan should explore J.P. Morgan’s and/or its affiliates’ ability and willingness to provide or participate in such financing. Citadel and J.P. Morgan further agreed that in the event J.P. Morgan and/or certain of its affiliates provided and/or arranged financing to Cumulus Media, J.P. Morgan would not be in a position to render a fairness opinion in connection with the merger and the fees payable to J.P. Morgan as a financial advisor to Citadel would be reduced as a result. On March 9, 2011, J.P. Morgan and its affiliates committed to provide Cumulus Media with financing in connection with the merger and, as a result, only Lazard rendered an opinion to the board of directors of Citadel as to fairness.

The type and amount of consideration payable in the merger was determined through arm’s-length negotiations between Citadel and Cumulus Media through their respective financial advisors, rather than by the Co-Financial Advisors, and was approved by the Citadel board of directors. Neither Co-Financial Advisor recommended any specific merger consideration to the Citadel board of directors or to Citadel or that any given merger consideration constituted the only appropriate consideration for the merger. The decision to enter into the merger agreement was solely that of the Citadel board of directors.

Opinion of Lazard Frères & Co. LLC to the Citadel Board of Directors

On March 9, 2011, Lazard rendered its oral opinion to the Citadel board of directors, subsequently confirmed in writing, that, as of March 9, 2011, and based upon and subject to the procedures, factors, qualifications, assumptions and other matters and limitations set forth therein, the merger consideration to be paid to holders of Citadel common stock (other than Merger Sub, Citadel (with respect to treasury shares) and such holders who are entitled to and properly demand an appraisal of their shares of Citadel common stock) in the merger was fair from a financial point of view to such holders.

The full text of the written opinion of Lazard, dated March 9, 2011, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this information statement/proxy statement/prospectus as Annex B and is incorporated herein by reference. Citadel stockholders are urged to read the opinion in its entirety. Lazard provided its opinion to the Citadel board of directors in connection with their evaluation of the merger and Lazard’s opinion only addresses the fairness from a financial point of view of the merger consideration to be paid to the holders of Citadel common stock (other than Merger Sub, Citadel (with respect to treasury shares) and such holders who are entitled to and properly demand an appraisal of their shares of Citadel common stock) pursuant to the merger agreement to such holders. Lazard’s opinion is not a recommendation as to how any holder of Citadel common stock should vote or act with respect to the merger or any matter relating thereto.

The Citadel board of directors informed Lazard that each Citadel warrant is exercisable into shares of Citadel Class B common stock for $0.001 per share pursuant to the terms, and in accordance with the requirements, of the warrant agreement, dated June 3, 2010, between Citadel and Mellon Investor Services LLC, as warrant agent, and that each share of Citadel Class B common stock is convertible into one share of Citadel Class A common stock in accordance with the terms, and pursuant to the requirements, of the Fourth Amended and Restated Certificate of Incorporation of Citadel. For purposes of its opinion, with the consent of the Citadel board of directors, Lazard assumed that all Citadel warrants had been exercised for shares of Citadel Class B common stock pursuant to the terms of the Citadel warrants. In addition, for purposes of its opinion, with the consent of the Citadel board of directors, Lazard treated the shares of Citadel Class A common stock as equivalent to the shares of Citadel Class B common stock from a financial point of view.

In connection with its opinion, Lazard:

•	reviewed the financial terms and conditions of the merger agreement;

•	reviewed certain publicly available historical business and financial information relating to Citadel and Cumulus Media;

•	reviewed various financial forecasts and other data provided to Lazard by Citadel relating to the business of Citadel and financial forecasts and other data provided to Lazard by Cumulus Media relating to the business of Cumulus Media;

•	held discussions with members of the senior managements of Citadel and Cumulus Media with respect to the businesses and prospects of Citadel and Cumulus Media, respectively;

•	reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Cumulus Media to be realized from the merger;

•	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the businesses of Citadel and Cumulus Media, respectively;

•	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Citadel;

•	reviewed historical trading prices and volumes of Citadel common stock, Citadel warrants and Cumulus Media common stock;

•	reviewed the potential pro forma financial impact of the merger on Cumulus Media based on the financial forecasts referred to above relating to Citadel and Cumulus Media, both including and excluding the pro forma financial impact of Cumulus Media’s proposed acquisition of CMP based on information provided by Cumulus Media; and

•	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Citadel or Cumulus Media or concerning the solvency or fair value of Citadel or Cumulus Media, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, including those related to projected synergies and other benefits anticipated by the management of Cumulus Media to be realized from the merger, Lazard has assumed, with the consent of Citadel, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments at such time as to the future financial performance of Citadel and Cumulus Media, respectively, and such synergies and other benefits. Lazard assumed no responsibility for and expressed no view as to any such forecasts or estimates or the assumptions on which they were based.

Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to, Lazard as of the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard did not, and does not, express any opinion as to the prices at which shares of Citadel common stock, Citadel warrants or Cumulus Media common stock may trade at any time subsequent to the announcement of the merger. Lazard’s opinion did not address the relative merits of the merger as compared to any other transaction or business strategy in which Citadel might engage or the merits of the underlying decision by Citadel to engage in the merger.

In rendering its opinion, Lazard assumed, with Citadel’s consent, that the merger would be consummated on the terms described in the merger agreement without any waiver or modification of any material terms or conditions. Lazard further assumed, with Citadel’s consent, that obtaining the necessary governmental, regulatory or third party approvals and consents for the merger will not have an adverse effect on Citadel, Cumulus Media or the merger. Lazard did not express any opinion as to any tax or other consequences that might result from the merger, nor did Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Citadel obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the merger (other than the merger consideration to the extent expressly specified in Lazard’s opinion), including, without limitation, the form or structure of the merger or any agreements or arrangements entered into in connection with, or contemplated by, the merger. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the merger, or class of such persons, relative to the merger consideration or otherwise.

Lazard’s engagement and the opinion are for the benefit of the Citadel board of directors and Lazard’s opinion was rendered to the Citadel board of directors in connection with its evaluation of the merger.

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Selecting portions of the financial analyses performed as summarized below without considering the analyses as a whole, could create an incomplete view of the processes underlying Lazard’s opinion. In arriving at its opinion, Lazard considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Summary of Joint Financial Analyses of Lazard and J.P. Morgan

The following is a summary of the material financial analyses that the Co-Financial Advisors performed and reviewed with the Citadel board of directors and which analyses were used in connection with the rendering of Lazard’s opinion described above. The following summary does not purport to be a complete description of the financial analyses performed by the Co-Financial Advisors, nor does the order of analyses described represent relative importance or weight given to those analyses by the Co-Financial Advisors.

In their analyses, the Co-Financial Advisors considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Citadel and Cumulus Media. No company or transaction used in the below analyses as a comparison is directly comparable to Citadel, Cumulus Media or the merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or transactions analyzed. The estimates contained in the Co-Financial Advisors’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, the Co-Financial Advisors’ analyses are inherently subject to substantial uncertainty.

Certain of the summaries of the financial analyses include information presented in tabular format. In order to fully understand the financial analyses performed by the Co-Financial Advisors, the tables must be read together with the full text of each summary and are alone not a complete description of the Co-Financial Advisors’ financial analyses. Considering the data set forth in the tables below without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the Co-Financial Advisors’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 4, 2011 (the most recent trading day prior to the execution of the merger agreement for which market data was included in the Co-Financial Advisors’ presentation to the Citadel board of directors), and is not necessarily indicative of current market conditions.

For purposes of the analyses summarized below, the Co-Financial Advisors calculated the “implied value” of the merger consideration that would be received by holders of Citadel common stock in the merger based on the VWAP for the 19-day period up to and including February 16, 2011 (the date on which exclusivity between Citadel and Cumulus Media was leaked to the public) of $4.34 per share of Cumulus Media Class A common stock, which would be $37.00 irrespective of whether a stockholder elected to receive all cash or stock, or whether such election was prorated. In addition, for informational purposes the Co-Financial Advisors calculated the value of the “Max Cash” merger consideration, based on the maximum aggregate cash consideration payable under the merger agreement, and the “Max Stock” merger consideration, based on the maximum aggregate stock consideration payable under the merger agreement. For the purposes of the “Max Cash” and “Max Stock” merger consideration calculations, the Co-Financial Advisors utilized a value for shares of Cumulus Media Class A common stock equal to the price per share of Cumulus Media Class A common stock as of the close of trading on the Nasdaq Global Select Market on March 4, 2011 of $4.99. The Co-Financial Advisors assigned a value to the “Max Cash” merger consideration equal to the merger consideration to be received by holders of Citadel common stock in the event that all holders elected to receive the cash merger consideration, which was equal to the value of $30.00 per share in cash and 1.613 shares of Cumulus Media Class A common stock, which the Co-Financial Advisors calculated to be $38.05 per share of Citadel common stock using the March 4, 2011 closing price for Cumulus Media Class A common stock on the Nasdaq Global Select Market of $4.99. The Co-Financial Advisors assigned a value to “Max Stock” merger consideration equal to the merger consideration to be received by holders of Citadel common stock in the event that all holders elected to receive the stock merger consideration, which was equal to the value of $23.00 per share in cash and 3.226 shares of Cumulus Media Class A common stock, which the Co-Financial Advisors calculated to be $39.10 per share of Citadel common stock using the March 4, 2011 closing price for Cumulus Media Class A common stock on the Nasdaq Global Select Market of $4.99. The Co-Financial Advisors used the “implied,” “Max Cash” and “Max Stock” values of the merger consideration for purposes of certain of the analyses performed.

Citadel Valuation Analysis

Citadel Selected Comparable Companies Analysis

The Co-Financial Advisors reviewed and analyzed selected public companies in the radio industry that they viewed as reasonably comparable to Citadel based on the Co-Financial Advisors’ knowledge of the radio industry. In performing these analyses, the Co-Financial Advisors reviewed and analyzed certain publicly available financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Citadel. Specifically, the Co-Financial Advisors compared Citadel to the following public companies in the radio industry:

•	Entercom Communications Corp.;

•	Cumulus Media (as of March 4, 2011 and December 3, 2010 (the last trading day before Citadel publicly disclosed that it had received an unsolicited merger proposal));

•	Beasley Broadcast Group, Inc.;

•	Saga Communications, Inc.;

•	Salem Communications Corporation;

•	Spanish Broadcasting System, Inc.;

•	Radio One, Inc.; and

•	Emmis Communications Corporation.

Although none of the selected companies is directly comparable to Citadel, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which the Co-Financial Advisors considered similar to Citadel for purposes of analysis. Based on estimates and other publicly available financial information as of March 4, 2011, the Co-Financial Advisors reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s projected earnings before interest, taxes, depreciation and amortization, or EBITDA, for the fiscal year ending December 31, 2011.

The multiples observed for each of the selected companies (other than Spanish Broadcasting System, Inc. and Emmis Communications Corporation for which 2011 EBITDA estimates were not available) were as follows:

Enterprise Value/
2011 EBITDA

Citadel (as of 3/4/11)	8.7x
Citadel (as of 12/3/10)	7.9x
Entercom Communications Corp.	9.4x
Cumulus Media (as of 3/4/11)	8.4x
Cumulus Media (as of 12/3/10)	8.1x
Beasley Broadcast Group, Inc.	9.7x
Saga Communications, Inc.	5.8x
Salem Communications Corporation	7.2x
Radio One, Inc.	7.8x

The results of these analyses are summarized as follows:

Enterprise Value/
2011 EBITDA

Mean	8.1x
Median	8.4x

Based on the foregoing and the Co-Financial Advisors’ professional judgment, the Co-Financial Advisors applied multiples of approximately 8.0x to 9.0x to the estimated EBITDA for Citadel’s fiscal year ending December 31, 2011 that was provided in the Citadel management projections. The results of the foregoing analysis implied an equity value per share range for Citadel of $30.42 to $35.90. The “implied value” of the merger consideration of $37.00 per share, the “Max Cash” value of the merger consideration of $38.05 per share and the “Max Stock” value of the merger consideration of $39.10 per share each exceeded this range.

Citadel Selected Precedent Transactions Analysis

The Co-Financial Advisors reviewed and analyzed certain publicly available financial information of target companies in selected precedent merger and acquisition transactions from 2009 through 2011 involving companies in the radio industry they viewed as relevant. These transactions were deemed to be the most relevant in evaluating the merger based on the judgment and experience of the Co-Financial Advisors. Other transactions were considered but were not deemed to be relevant based on a variety of factors, including, among other things, the transaction date, transaction size, transaction terms and target operational characteristics. In performing these analyses, the Co-Financial Advisors analyzed certain financial information and transaction multiples relating to the target companies involved in the selected transactions and compared such information to the corresponding information for Citadel.

Although none of the selected precedent transactions or the companies party to such transactions is directly comparable to the merger or to Citadel, all of the transactions were chosen because they involve transactions that, for purposes of analysis, may be considered similar to the merger and/or involve targets that, for purposes of analysis, may be considered similar to Citadel. The transactions reviewed were:

Announcement /
Confirmation Date	Acquiror	Target

January 2011	Cumulus Media	CMP*
January 2011	Hubbard Broadcasting, Inc.	Bonneville International
April 2010	JS Acquisition, Inc.	Emmis Communications Corporation
April 2010	Restructuring (Oaktree Capital Management)	Regent Communications, Inc.*
March 2010	Restructuring	Citadel*
February 2010	Restructuring (Angelo, Gordon & Co.)	NextMedia Group, Inc.*
July 2009	Univision Communications Inc./WNYC Radio	New York Times Company (WQXR-FM)
August 2009	Alpha Broadcasting, LLC/Endeavour Capital	CBS (Stations in Portland) *
April 2009	Cox Enterprises, Inc.	Cox Radio, Inc.*

For each of the transactions for which information was publicly available and denoted with an asterisk above (except for materials with respect to CMP, which were provided by UBS Securities), the Co-Financial Advisors calculated and compared transaction value as a multiple of the broadcast cash flow, or BCF, for the then current year (based on the most recently publicly available information as of March 4, 2011) prior to the date that the relevant transaction was announced. The results of these analyses were as follows:

Transaction
Value/BCF

Mean	7.8x
Median	8.1x

Based on the foregoing analyses and the Co-Financial Advisors’ professional judgment, industry knowledge and involvement in recent transactions, the Co-Financial Advisors applied multiples of approximately 7.5x to 8.75x to the estimated BCF for Citadel’s fiscal year ended December 31, 2010 that was provided in the Citadel management projections to calculate an implied equity value per share range for Citadel of $29.40 to $36.54. The “implied value” of the merger consideration of $37.00 per share, the “Max Cash” value of the merger consideration of $38.05 per share and the “Max Stock” value of the merger consideration of $39.10 per share each exceeded this range.

Citadel Discounted Cash Flow Analysis

Based on the projections provided by Citadel management, the Co-Financial Advisors performed a discounted cash flow analysis of Citadel to calculate the estimated present value of the standalone unlevered free cash flows that Citadel could generate during the fiscal years ending December 31, 2011 through December 31, 2015. Unlevered free cash flow was calculated based on EBITDA less stock based compensation and tax depreciation and amortization (“EBIT”), less assumed cash taxes paid on EBIT, less capital expenditures, less increases in working capital, plus tax depreciation and amortization. Cash taxes on EBIT were calculated using a tax rate of 40% based on the assumption that Citadel was taxed on a fully taxed basis. The Co-Financial Advisors also calculated estimated terminal values for Citadel by applying a range of terminal value multiples of 7.5x to 8.5x to estimated EBITDA for Citadel’s fiscal year ending December 31, 2015 provided in the Citadel management projections. The range of terminal value multiples was selected by the Co-Financial Advisors in their professional judgment by reference to the Enterprise Value/EBITDA trading multiples calculated for the selected comparable companies listed in the “— Citadel Selected Comparable Companies Analysis”, among other things. The standalone free cash flows and terminal values were discounted to present value using discount rates ranging from 8.5% to 10.0%, which were based on a weighted average cost of capital analysis of the selected comparable companies listed in the “— Citadel Selected Comparable Companies Analysis” section above. The weighted average cost of capital is a measure of the average expected return on all of a given company’s equity securities and debt based on their proportions in such company’s capital structure. The Co-Financial Advisors estimated a weighted average cost of capital assuming a debt to capital ratio of 30%-70% based on a capital structure range in businesses similar to Citadel and Cumulus Media including the selected comparable companies, and took into account certain financial metrics, including betas, for the selected companies. Discounted cash flow includes the net present value of the tax benefit of net operating loss carryforwards and the deferred cancellation of debt payments collectively valued at approximately $26 million. This discounted cash flow analysis resulted in an implied equity value per share range for Citadel of $31.97 to $38.80. The “implied value” of the merger consideration of $37.00 per share and the “Max Cash” value of the merger consideration of $38.05 per share fell within this range, and the “Max Stock” value of the merger consideration of $39.10 per share exceeded this range.

Citadel Historical Trading Prices

The Co-Financial Advisors reviewed, for informational purposes, historical data with regard to the closing prices of shares of Citadel Class A and Class B common stock and warrants for the period from when quoted prices were available after Citadel’s emergence from bankruptcy to and including February 16, 2011 (the date prior to when exclusivity between Citadel and Cumulus Media was leaked to the public). During this period, the closing price of shares of Citadel Class A and Class B common stock and warrants ranged from a low of $19.00 to a high of $32.00 per share. The “implied value” of the merger consideration of $37.00 per share, the “Max Cash” value of the merger consideration of $38.05 per share and the “Max Stock” value of the merger consideration of $39.10 per share each exceeded this range.

Cumulus Media Valuation Analysis

Cumulus Media Selected Comparable Companies Analysis

The Co-Financial Advisors reviewed and analyzed selected public companies in the radio industry that they viewed as reasonably comparable to Cumulus Media based on the Co-Financial Advisors’ knowledge of the radio industry. In performing these analyses, the Co-Financial Advisors reviewed and analyzed publicly available financial information as of March 4, 2011, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Cumulus Media based on the Cumulus Media management forecasts. The Co-Financial Advisors compared Cumulus Media to the following public companies in the radio industry:

•	Citadel (as of March 4, 2011 and December 3, 2010 (the last trading day before Citadel publicly disclosed that it had received an unsolicited merger proposal));

•	Entercom Communications Corp.;

•	Beasley Broadcast Group, Inc.;

•	Saga Communications, Inc.;

•	Salem Communications Corporation;

•	Spanish Broadcasting System, Inc.;

•	Radio One, Inc.; and

•	Emmis Communications Corporation.

Although none of the selected companies is directly comparable to Cumulus Media, the companies included are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks and size and scale of business, which the Co-Financial Advisors considered similar to Cumulus for purposes of analysis. Based on publicly available financial information as of March 4, 2011, the Co-Financial Advisors reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s projected EBITDA for the fiscal year ending December 31, 2011.

The multiples observed for each of the selected companies (other than Spanish Broadcasting System, Inc. and Emmis Communications Corporation for which 2011 EBITDA estimates were not available) were as follows:

Enterprise Value/
2011 EBITDA

Citadel (as of 3/4/11)	8.7x
Citadel (as of 12/3/10)	7.9x
Entercom Communications Corp.	9.4x
Cumulus Media (as of 3/4/11)	8.4x
Cumulus Media (as of 12/3/10)	8.1x
Beasley Broadcast Group, Inc.	9.7x
Saga Communications, Inc.	5.8x
Salem Communications Corporation	7.2x
Radio One, Inc.	7.8x

The results of these analyses are summarized as follows:

Enterprise Value/
2011 EBITDA

Mean	8.1x
Median	8.4x

Based on the foregoing calculations and the Co-Financial Advisors’ professional judgment, the Co-Financial Advisors applied multiples of approximately 8.0x to 9.0x to the estimated EBITDA of Cumulus Media for Cumulus Media’s fiscal year ending December 31, 2011 that was provided in the Cumulus Media management projections. The results of the foregoing analysis implied an equity value per share range for Cumulus Media of $3.86 to $6.86. The VWAP of $4.34 per share of Cumulus Media Class A common stock and the $4.99 closing price per share of Cumulus Media Class A common stock as of March 4, 2011 each fell within this range.

Cumulus Media’s Discounted Cash Flow Analysis

Based on the projections provided by Cumulus Media management, the Co-Financial Advisors performed a discounted cash flow analysis of Cumulus Media to calculate the estimated present value of the standalone unlevered free cash flows that Cumulus Media could generate during the fiscal years ending December 31,

2011 through December 31, 2014. Unlevered free cash flow was calculated based on EBIT, less assumed cash taxes on EBIT, less capital expenditures, less increases in working capital plus tax depreciation and amortization. Cash taxes on EBIT were calculated using a tax rate of 40% based on the assumption that Cumulus Media was taxed on a fully taxed basis. The Co-Financial Advisors also calculated estimated terminal values for Cumulus Media by applying a range of terminal value multiples of 7.5x to 8.5x to the estimated EBITDA of Cumulus Media for Cumulus Media’s fiscal year ending December 31, 2014 that was provided in the Cumulus Media management projections. The range of terminal value multiples was selected by the Co-Financial Advisors in their professional judgment by reference to the Enterprise Value/EBITDA trading multiples calculated for the selected comparable companies listed in “— Cumulus Selected Comparable Companies Analysis,” among other things. The standalone free cash flows and terminal values were discounted to present value using discount rates ranging from 8.5% to 10.0%, which were based on a weighted average cost of capital analysis of the selected comparable companies, which are listed in the “Cumulus Media Selected Comparable Companies Analysis” section above. The Co-Financial Advisors estimated a weighted average cost of capital assuming a debt to capital ratio of 30%-70% based on a capital structure range in businesses similar to Citadel and Cumulus Media including the selected comparable companies, and took into account certain financial metrics, including betas, for the selected companies. The analysis was performed both to include and exclude the pro forma effects of the CMP Acquisition.

The results of the foregoing analysis including the pro forma impact of the CMP Acquisition (and including the net present value of the tax benefits of net operating loss carryforwards, deferred cancellation of debt payments and original issue discount income related to taxes of approximately $107 million in the aggregate) implied an equity value per share range for Cumulus Media of $7.23 to $10.93. The VWAP of $4.34 per share of Cumulus Media Class A common stock and the $4.99 closing price per share of Cumulus Media Class A common stock as of March 4, 2011 each fell below this range.

The results of the foregoing analysis excluding the pro forma impact of the CMP Acquisition (and including the net present value of the tax benefit of net operating loss carryforwards and original issue discount income related to taxes of approximately $127 million in the aggregate) implied an equity value per share range for Cumulus Media of $8.96 to $11.70. The VWAP of $4.34 per share of Cumulus Media Class A common stock and the $4.99 closing price per share of Cumulus Media Class A common stock as of March 4, 2011 each fell below this range.

Cumulus Media Historical Trading Prices

The Co-Financial Advisors reviewed, for informational purposes, historical data with regard to the closing prices of shares of Cumulus Media Class A common stock for the period from the 52-week period to and including February 16, 2011 (the date prior to when exclusivity between Citadel and Cumulus Media was leaked to the public). During this period, the closing stock price of shares of Cumulus Media Class A common stock ranged from a low of $2.05 to a high of $5.46 per share. The VWAP of $4.34 per share of Cumulus Media Class A common stock and the $4.99 closing price per share of Cumulus Media Class A common stock as of March 4, 2011 each fell within this range.

Citadel/Cumulus Media Exchange Ratio Overview

Historical Exchange Ratio Analysis

The Co-Financial Advisors reviewed, for informational purposes, the range of closing prices of shares of Citadel common stock and warrants and Cumulus Media Class A common stock from when quoted prices were available after Citadel’s emergence from bankruptcy, until March 4, 2011 and compared them to the fixed exchange ratio for all stock merger consideration of 8.525x. Based on this historical share price range, the Co-Financial Advisors calculated the following implied exchange ratios by dividing the blended trading prices of Citadel’s common stock and warrants (based on the weighted average share price of Citadel Class A and Class B common stock and warrants) by the trading prices of Cumulus Media’s Class A common stock during such period:

Implied Exchange
Ratio

Mean	7.987x
Median	7.493x
High (8/31/10)	12.318x
Low (10/18/10)	6.062x
As of 12/3/10	7.769x
As of 2/16/11	7.060x
As of 3/4/11	6.880x

In addition, the Co-Financial Advisors calculated the following implied exchange ratios by dividing the trading prices of each of Citadel’s common stock and warrants by the trading prices of Cumulus Media’s Class A common stock during such period:

							Citadel Blended
	Citadel Class A/		Citadel Class B/		Citadel Warrants/		Average/
	Cumulus Media		Cumulus Media		Cumulus Media		Cumulus Media
	Class A		Class A		Class A		Class A

As of 8/10/10	9.298	x	9.298	x	9.091	x	9.091	x
As of 12/3/10	7.321	x	7.843	x	7.807	x	7.769	x
As of 2/16/11	6.943	x	7.071	x	7.077	x	7.060	x
As of 3/4/11	6.814	x	6.914	x	6.868	x	6.880	x

Selected Comparable Companies

The Co-Financial Advisors analyzed the range of implied exchange ratios in connection with the selected comparable companies valuations performed with respect to Citadel and Cumulus Media by dividing the lowest implied per share valuation of Citadel ($30.42) by the highest implied per share value valuation of Cumulus Media ($6.86) and dividing the highest implied per share valuation of Citadel ($35.90) by the lowest implied per share valuation of Cumulus Media ($3.86) resulting in a range of 4.432x to 9.297x. The fixed exchange ratio for all stock merger consideration of 8.525x fell within the range resulting from this analysis.

Discounted Cash Flow

The Co-Financial Advisors analyzed the range of implied exchange ratios in connection with the discounted cash flow valuations performed with respect to Citadel and Cumulus Media by dividing the lowest implied per share valuation of Citadel ($31.97) by the highest implied per share value valuation of Cumulus Media ($10.93) and dividing the highest implied per share valuation of Citadel ($38.80) by the lowest implied per share value valuation of Cumulus Media ($7.23) to result in a range of 2.926x to 5.370x, including the pro forma impact of the CMP Acquisition by Cumulus Media. The Co-Financial Advisors also performed the same analysis excluding the CMP Acquisition by Cumulus Media by dividing the lowest implied per share valuation of Citadel ($31.97) by the highest implied per share value valuation of Cumulus Media ($11.70) and dividing the highest implied per share valuation of Citadel ($38.80) by the lowest implied per share value valuation of Cumulus Media ($8.96) to result in a range of 2.732x to 4.329x. The fixed exchange ratio for all stock merger consideration of 8.525x was in excess of each of the ranges resulting from these analyses.

Contribution Analysis

The Co-Financial Advisors reviewed the relative contributions of Citadel and Cumulus Media to the following estimated financial and operating metrics of the combined company, based on management estimates of Citadel and Cumulus Media:

•	Revenue (2010 actual, 2011 estimated); and

•	EBITDA (2010 actual, 2011 estimated).

In determining the relative contributions of Citadel and Cumulus Media, the Co-Financial Advisors calculated implied aggregate equity ownership percentages of the stockholders of Citadel and the stockholders of Cumulus Media, respectively, in the combined company. The Co-Financial Advisors then compared such percentages to the aggregate pro forma equity ownership percentages of the stockholders of Citadel and the stockholders of Cumulus Media, respectively, in the combined company upon consummation of the merger assuming the merger consideration consisted solely of stock.

Based on the foregoing, the Co-Financial Advisors calculated the following implied exchange ratio reference range by taking the low contribution ratio (2011 EBITDA) of 4.607x and high contribution ratio (2010 Revenue) of 7.631x during such period. The fixed exchange ratio for all stock merger consideration of 8.525x was in excess of this range.

About Lazard; Lazard’s Fees

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. In the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of Citadel, Cumulus Media and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of Citadel, Cumulus Media and certain of their respective affiliates. Lazard in the past has provided, and in the future may provide, certain investment banking services to Citadel and certain of its affiliates, for which Lazard has received, and may receive, compensation, including, during the past two years, having provided advisory services to Citadel in connection with its reorganization under Chapter 11 of the United States Bankruptcy Code. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

In connection with Lazard’s services as financial advisor to the Citadel board of directors and pursuant to the terms of the Lazard engagement letter dated as of December 3, 2010, Citadel agreed to pay Lazard an aggregate fee equal to $9 million. $1 million of Lazard’s aggregate fee was payable to Lazard upon execution of its engagement letter, $2 million of Lazard’s aggregate fee was payable to Lazard upon execution of the merger agreement and the rendering of Lazard’s opinion and the remainder of Lazard’s aggregate fee is payable upon consummation of the merger. Citadel also agreed to pay Lazard 5% of any break-up, termination or similar fee that Citadel may receive in connection with the merger, provided that such amount shall not exceed $5 million, against which the previously described fees are to be credited. In addition, Citadel also agreed to reimburse Lazard for its reasonable expenses incurred in connection with the engagement and to indemnify Lazard and certain related parties against certain liabilities under certain circumstances that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Citadel selected Lazard as a financial advisor with respect to the merger on the basis of Lazard’s substantial experience in comparable transactions, its reputation and its familiarity with Citadel’s business, operations and management, including Lazard’s role as Citadel’s financial advisor in its bankruptcy, as well as the fact that Lazard was not a holder of Citadel indebtedness or a Citadel stockholder.

About J.P. Morgan; J.P. Morgan’s Fees

In connection with J.P. Morgan’s services as Citadel’s financial advisor, Citadel initially agreed to pay J.P. Morgan an aggregate fee equal to $9 million, which was reduced to $7 million because J.P. Morgan would not be delivering an opinion due to its or its affiliates’ participation in the debt financing as described above. $1 million of J.P. Morgan’s aggregate fee was payable to J.P. Morgan upon execution of its engagement letter and the remainder of J.P. Morgan’s aggregate fee is payable upon consummation of the merger. Citadel also agreed to pay J.P. Morgan 5% of any break-up, termination or similar fee that Citadel may receive in connection with the merger, provided that such amount shall not exceed $4 million, against which the previously described fees are to be credited. In addition, Citadel also agreed to reimburse J.P. Morgan for its reasonable expenses incurred in connection with the engagement and to indemnify J.P. Morgan and certain related parties against certain liabilities under certain circumstances that may arise out of the rendering of its advice, including certain liabilities under U.S. federal securities laws.

J.P. Morgan and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of business, J.P. Morgan and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Citadel, Cumulus Media and certain of their respective affiliates. J.P. Morgan and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Citadel, Cumulus Media and/or certain of their respective affiliates and have received or in the future may receive compensation for the rendering of these services, including, during the past two years, J.P. Morgan and/or certain of its affiliates acted as an administrative agent, a lead arranger and bookrunner, and a lender for Citadel’s $150,000,000 revolving credit facility and $350,000,000 Term Loan B facility in December 2010 and as a bookrunner and a lender in Citadel’s $400,000,000 senior notes offering in December 2010. In addition, a commercial banking affiliate of J.P. Morgan acted as an administrative agent and a lender under previous credit facilities of Citadel, for which it received customary compensation or other financial benefits, and, together with J.P. Morgan and another affiliate, held, as of March 4, 2011, 151,168 shares, or approximately 3.34% as of that date, of Citadel Class A common stock and 1,732,016 shares, or approximately 9.50% as of that date, of Citadel Class B common stock as the result of a restructuring of prior credit exposure to Citadel. Since January 1, 2009, J.P. Morgan and its affiliates have not provided any material services to Cumulus Media, other than in connection with the merger and the related financing. Excluding any fees paid to or expected to be paid to J.P. Morgan and its affiliates in respect of the merger and the related financing, since January 1, 2009, J.P. Morgan and its affiliates have received an aggregate amount of approximately $18.1 million in fees in connection with the above-referenced services provided to Citadel and no fees from Cumulus Media.

As described in the section titled “The Merger — Background of the Merger” beginning on page 99, J.P. Morgan and/or certain of its affiliates have agreed to provide financing to Cumulus Media in connection with the merger. Pursuant to their involvement in such financing, which will be provided by various banks and other financial institutions, J.P. Morgan and its affiliates will receive an underwriting fee of up to 1.75% of the portion underwritten by J.P. Morgan and its affiliates, in addition to other customary financing fees. J.P. Morgan and its affiliates currently are obligated to underwrite approximately 44% of the total underwritten amount of approximately $1.554 billion of committed financing that will be used to repay amounts outstanding, including prepayment penalties and accrued and unpaid interest, under the Citadel Credit Facilities and Citadel Senior Notes (approximately $787.2 million based on amounts outstanding as of March 31, 2011) and to fund the cash portion of the purchase price (approximately $766.9 million, depending on the exercise of cash or stock elections under the merger agreement). J.P. Morgan and its affiliates have been and continue to be in the process of allocating the underwritten amount of the commitment to other financing sources, and thus the fees payable to J.P. Morgan and its affiliates under the commitment will be less than the amount described above. In addition, J.P. Morgan and its affiliates have been and will be participating in the refinancing of Cumulus Media’s and CMP’s existing indebtedness including as joint book-running manager for Cumulus Media’s 2019 Notes Offering, and have received and will receive customary fees in connection with such refinancing.

J.P. Morgan is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Citadel selected J.P. Morgan as a financial advisor with respect to the merger on the basis of its substantial experience in comparable transactions, its reputation and its familiarity with Citadel’s business, operations and management, including J.P. Morgan’s role in Citadel’s bankruptcy.

Certain Citadel Financial Projections

Citadel does not as a matter of course make public forecasts as to future performance, earnings or other results, and Citadel is especially reluctant to disclose forecasts due to the unpredictability of the underlying assumptions and estimates. However, Citadel has included below certain information that was furnished to third parties and that was considered by Citadel’s Co-Financial Advisors and by the board of directors of Citadel for the purposes of evaluating the merger. The forecasts set forth below include the forecasts that are referred to as management forecasts in the section of this information statement/proxy statement/prospectus entitled “— Co-Financial Advisors to the Citadel Board of Directors” beginning on page 131.

	2011	2012	2013	2014	2015
	(In millions)

Net Revenue	$756	$778	$794	$810	$826
Broadcast Cash Flow(1)(2)	$280	$293	$303	$313	$323
EBITDA(1)(3)	$260	$273	$282	$292	$303
Stock Based Compensation	$0	$10	$20	$20	$20
Tax Depreciation and Amortization	$107	$99	$91	$84	$60
Capital Expenditures	$10	$10	$10	$10	$10
Change in Net Working Capital	$5	$5	$5	$5	$5

(1)	Broadcast cash flow and EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income or other performance measures derived in accordance with GAAP, or as alternatives to cash flow from operating activities as measures of liquidity.

(2)	Citadel defines broadcast cash flow as operating income, adjusted to exclude depreciation and amortization, non-cash compensation, corporate general and administrative expenses, non-cash charges including asset impairments and other, net.

(3)	Citadel defines EBITDA as broadcast cash flow less corporate and administrative expenses exclusive of any non-cash compensation.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these internal financial forecasts is not being included in this information statement/proxy statement/prospectus to influence your decision whether to vote for the merger, but because these internal financial forecasts were provided by Citadel to Cumulus Media as well as to Cumulus Media’s and Citadel’s respective financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Citadel’s management. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to Citadel’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this information statement/proxy statement/prospectus should not be regarded as an indication that any of Citadel, Cumulus Media or their respective affiliates, advisors or representatives considered the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Citadel, Cumulus Media or their respective affiliates, advisors, officers, directors, partners or representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Citadel does not intend to make publicly available any update or other revision to these internal financial forecasts. Since the date of the internal financial forecasts, Citadel has made publicly available its actual results of operations for the year ended December 31, 2010, and for the quarter ended March 31, 2011. You should review Citadel’s Annual Report on Form 10-K for the year ended December 31, 2010, and Citadel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which are each incorporated by reference herein, for this information. None of Citadel or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Citadel’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Citadel has made no representation to Cumulus Media, in the merger agreement or otherwise, concerning these internal financial forecasts.

Certain Cumulus Media Financial Projections

Cumulus Media does not as a matter of course make public forecasts or projections as to future performance, earnings or other results, and Cumulus Media is generally reluctant to disclose projections due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence process related to the negotiation of the merger agreement, Cumulus Media provided to representatives of Citadel and Citadel’s Co-Financial Advisors certain financial information that included financial projections relating to both Cumulus Media and to CMP. Set forth below is certain information that was furnished to the representatives of Citadel as part of that process and that was considered by Citadel’s Co-Financial Advisors and by the board of directors of Citadel for the purposes of evaluating the merger. The forecasts set forth below include the financial forecasts that are referred to as having been provided by Cumulus Media in the section of this information statement/proxy statement/prospectus entitled “— Co-Financial Advisors to the Citadel Board of Directors” beginning on page 131.

	2011	2012	2013	2014
	(In millions)

Cumulus Media Net Revenues	$269	$278	$283	$294
Combined Cumulus Media and CMP Net Revenues	$457	$475	$485	$504
Cumulus Media Broadcast Cash Flow(1)(2)	$113	$118	$121	$129
Combined Cumulus Media and CMP Broadcast Cash Flow(1)(2)	$203	$215	$219	$234
Cumulus Media EBITDA(1)(3)	$97	$101	$103	$110
Combined Cumulus Media and CMP EBITDA(1)(3)	$184	$195	$199	$212
Cumulus Media Stock Based Compensation	$2	$2	$2	$2
Combined Cumulus Media and CMP Stock Based Compensation	$2	$2	$2	$2
Cumulus Media Tax Depreciation and Amortization	$77	$76	$65	$47
Combined Cumulus Media and CMP Tax Depreciation and Amortization	$103	$97	$83	$59
Cumulus Media Capital Expenditures	$3	$3	$3	$3
Combined Cumulus Media and CMP Capital Expenditures	$4	$4	$5	$5
Cumulus Media Change in Net Working Capital	$(1)	$1	$1	$1
Combined Cumulus Media and CMP Change in Net Working Capital	$(2)	$2	$2	$2

(1)	Broadcast cash flow and EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to net income (loss), operating income, or other performance measures derived in accordance with GAAP.

(2)	For this purpose, Cumulus Media defines broadcast cash flow, which Cumulus Media publicly reports as station operating income, as consisting of operating income before income tax expense, non-operating expenses including net interest expense, depreciation and amortization, LMA fees, non-cash stock compensation expense, corporate general and administrative expenses, gain or loss on exchange of assets or stations, any realized gain or loss on derivative instruments and impairment of goodwill and intangible assets.

(3)	For this purpose, Cumulus Media defines EBITDA, which Cumulus Media publicly reports as adjusted EBITDA, as operating income before depreciation and amortization, LMA fees, non-cash stock compensation expense, gain or loss on exchange of assets or stations, any realized gain or loss on derivative instruments and impairment of goodwill and intangible assets.

The internal financial projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or GAAP. In addition, the projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The summary of these internal financial projections is not being included in this information statement/proxy statement/prospectus to influence the decision of Citadel stockholders whether to vote to adopt the merger agreement, but because these internal financial projections were provided by, or derived from information provided by, Cumulus Media to Citadel as well as to Citadel’s Co-Financial Advisors.

These internal financial projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Cumulus Media’s management. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to Cumulus Media’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other factors described under “Risk Factors” beginning on page 24, and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31. The internal financial projections also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial projections. Accordingly, there can be no assurance that the internal financial projections will be realized.

The inclusion of these internal financial projections in this information statement/proxy statement/prospectus should not be regarded as an indication that any of Cumulus Media, Citadel or their respective affiliates, advisors or representatives considered the internal financial projections to be predictive of actual future events, and the internal financial projections should not be relied upon as such. None of Cumulus Media, Citadel or their respective affiliates, advisors, officers, directors, partners or representatives can provide any assurance that actual results will not differ from these internal financial projections, and none of them undertakes any obligation to update or otherwise revise or reconcile these internal financial projections to reflect circumstances existing after the date the internal financial projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Cumulus Media does not intend to make publicly available any update or other revision to these internal financial projections. Since the date of the internal financial projections, Cumulus Media has made publicly available its, and CMP’s, actual results of operations for the year ended December 31, 2010 and for the quarter ended March 31, 2011. You should review Cumulus Media’s Annual Report on Form 10-K for the year ended December 31, 2010, and Cumulus Media’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, each of which are incorporated by reference herein, and the CMP financial statements, included elsewhere herein, for this information. None of Cumulus Media or its affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any stockholder or other person regarding Cumulus Media’s actual performance compared to the information contained in these internal financial projections or that forecasted results will be achieved. Cumulus Media has made no representation to Citadel, in the merger agreement or otherwise, concerning these internal financial projections.

Interests of Certain Persons in the Merger

In considering the recommendation of Citadel’s board of directors that you vote to adopt the merger agreement, you should be aware that Citadel’s executive officers and directors have economic interests in the merger that are different from, or in addition to, those of Citadel’s stockholders generally. Citadel’s board of directors was aware of and considered those interests, among other matters, in reaching its decisions to adopt and approve the merger agreement, the merger and the transactions contemplated by the merger agreement.

Stock Options and Restricted Stock Awards Held By Executive Officers and Directors

Stock Options.  The merger agreement provides that at least 10 business days prior to the election deadline, each unvested and outstanding option to purchase shares of Citadel Class A common stock under the Citadel Plan (as may be amended, supplemented or modified) will become fully vested and exercisable and shall terminate upon the consummation of the merger, as more fully described in “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards — Citadel Stock Options” on page 173.

Restricted Stock Awards.  The merger agreement provides that upon the consummation of the merger, each restricted stock award outstanding immediately prior to the consummation of the merger will be converted at the election of the holder and on the same terms and conditions as were applicable to such award immediately prior to the consummation of the merger into a right to receive cash or Cumulus Media common stock, determined in accordance with the terms of the merger agreement and will be payable at the time such restricted stock award vests. In addition, upon consummation of the merger, each restricted stock award will vest in full upon the holder’s termination of service by Citadel without cause (as such term is defined in the Citadel Plan) or by the holder for good reason (as such term is defined in the Citadel Plan assuming no other agreement or arrangement supersedes such definition), as more fully described in “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards — Citadel Restricted Stock” on page 173.

The following table sets forth, as of June 15, 2011, for each of Citadel’s executive officers and non-employee directors, the number of shares of Citadel Stock subject to vested stock options, unvested stock options and restricted stock awards as well as the approximate value of such vested stock options, unvested stock options and restricted stock awards.

			Stock Options		Restricted Stock				Restricted Stock
			Vesting Upon		Vesting Upon				Vesting Six Months
			Consummation of		Consummation of				Following
	Vested Stock Options		Merger		Merger				Consummation of Merger
Name	Shares (#)	Value ($)(1)	Shares (#)	Value ($)(1)	Shares (#)		Value ($)(2)		Shares (#)		Value ($)(2)

Executive Officers
Farid Suleman,	843,197	6,745,577	1,686,394	13,491,154	—		—		—		—
Chief Executive Officer
Randy L. Taylor,	35,484	283,872	70,967	567,735	7,000		259,000		7,000		259,000
Senior Vice President and Chief Financial Officer
Judith A. Ellis,	44,355	354,839	88,708	709,668	11,500	(6)	425,500	(6)	11,500	(6)	425,500	(6)
Chief Operating Officer
Patricia Stratford,	24,950	199,602	49,898	399,186	6,500	(6)	240,500	(6)	6,500	(6)	240,500	(6)
Senior Vice President, Finance and Administration
Jacquelyn J. Orr,	—	—	—	—	—		—		—		—
Former Vice President, General Counsel and Corporate Secretary(3)
Hilary E. Glassman,	—	—	—	—	5,000		185,000		5,000		185,000
Senior Vice President, General Counsel and Corporate Secretary(4)
Non-Employee Directors
John L. Sander	21,082	168,654	42,163	337,303	—		—		—		—
William M. Campbell, III	21,082	168,654	42,163	337,303	—		—		—		—
Jonathan Mandel	21,082	168,654	42,163	337,303	—		—		—		—
Gregory Mrva	21,082	168,654	42,163	337,303	—		—		—		—
Paul N. Saleh(5)	—	—	—	—	—		—		—		—
Doreen A. Wright	21,082	168,654	42,163	337,303	—		—		—		—

(1)	Values for each option are calculated by multiplying the number of shares subject to the option by the amount the merger consideration of $37.00 per share of Citadel Class A common stock less the exercise price per share.

(2)	Values for restricted stock awards are calculated by multiplying the number of shares of restricted Citadel Class A common stock subject to the award by the amount of the merger consideration of $37.00 per share of Citadel Class A common stock.

(3)	Ms. Orr resigned from her positions with Citadel and its affiliates as of January 31, 2011.

(4)	Ms. Glassman became Citadel’s Senior Vice President, General Counsel and Corporate Secretary on February 1, 2011.

(5)	Mr. Saleh resigned from Citadel’s board of directors effective on November 16, 2010.

(6)	The restricted stock awards held by Ms. Ellis and Ms. Stratford contain provisions providing that if any payment, distribution or benefit to Ms. Ellis or Stratford, whether pursuant to the restricted stock award or otherwise would result in excise taxes imposed on the executive officer under Section 4999 of the U.S. Internal Revenue Code (the “Code”), then any payment, distribution or benefit under the restricted stock awards will be reduced by the minimum amount necessary to avoid the imposition of such excise taxes to the extent that such reduction puts the executive officer in a more favorable after-tax position than if no such reduction had occurred.

Payments To Named Executive Officers Contingent Upon the Merger

Bonus Payments.  In accordance with the merger agreement, Citadel intends to pay pro-rated annual bonuses to its employees (including, each of the executive officers other than Ms. Orr) at the target level of achievement for the year in which the merger is consummated. Such annual bonuses will be pro-rated based on the number of days in Citadel’s fiscal year prior to the date on which the merger is consummated.

Vesting of Stock Options and Restricted Stock Awards in Connection with the Merger.  Each of the executive officers (other than Ms. Glassman and Ms. Orr) holds unvested stock options that will become fully vested and exercisable in connection with the merger, as more fully described in “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards — Citadel Stock Options” on page 173.

Each of Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman were granted restricted stock awards under the Citadel Plan on May 26, 2011 as more fully described in “Citadel’s Compensation Discussion and Analysis — Elements of Compensation, Why Citadel Chooses to Pay Each Element and Its 2010 Practices — Long-Term Incentive Compensation — Calendar Year 2011 Awards” on page 72. Such restricted stock awards will be adjusted pursuant to and in accordance with the terms of the merger agreement described in “The Merger Agreement — Merger Consideration — Treatment of Citadel Stock Options and Other Equity-Based Awards — Citadel Restricted Stock” on page 173. In accordance with the merger agreement and pursuant to the terms of the awards, one half of the unvested portion of each executive officer’s award will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. In addition, pursuant to the terms of the awards, the Citadel Plan and the merger agreement, if applicable, each restricted stock award will vest in full upon specified terminations of employment of such executive officer.

Severance Benefits.  Each of the executive officers, other than Ms. Orr, is party to an employment agreement with Citadel which provides severance and other benefits in the event of a qualifying separation from service.

Mr. Suleman.  Mr. Suleman is entitled to certain severance payments and benefits if he terminates his employment for good reason (as such term is defined in his employment agreement) or if Citadel terminates his employment without cause (as such term is defined in his employment agreement). The consummation of the merger will give rise to good reason under Mr. Suleman’s employment agreement, entitling him to terminate his employment within 30 days following the consummation of the merger. If Mr. Suleman terminates his employment for good reason (including, as a result of the consummation of the merger) or if Citadel terminates his employment without cause, Mr. Suleman is entitled to the following payments from Citadel: (i) a pro rata portion (based on the number of days he was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other executive officers; provided, that Mr. Suleman’s receipt of the bonus payment described under the heading “Bonus Payments” above shall be in satisfaction of Mr. Suleman’s right to the foregoing payment to the extent such termination occurs in the same year such closing of the merger occurs, (ii) an amount equal to three times the sum of (x) his annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum and (iii) accrued benefits including unpaid salary through the date of termination, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to Mr. Suleman under Citadel’s benefit plans and any unreimbursed business expenses incurred by Mr. Suleman prior to the date of termination, payable in a lump sum. Mr. Suleman and his eligible dependents would also be entitled to continue to participate in Citadel’s welfare benefit plans for a period of two years at Citadel’s expense. In addition, any unvested equity awards, including any unvested stock options, held by Mr. Suleman would vest in full upon the merger. All such payments and benefits, other than the accrued benefits, are subject to Mr. Suleman’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and, other than with respect to the accrued benefits and the continued participation in welfare benefit plans, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

If any payments to Mr. Suleman pursuant to the terms of his employment agreement or otherwise would result in excise taxes imposed on Mr. Suleman under Section 4999 of the Code then Mr. Suleman may be entitled to a gross-up payment so that he retains an amount of the gross-up payment equal to the sum of (i) the excise tax imposed on his payments and (ii) the product of any deductions disallowed because of the inclusion of the gross-up payment in his adjusted gross income and the applicable marginal rate of federal income taxation for the calendar year in which his gross-up payment is to be made, subject to a potential six month delay in accordance with the requirements of Section 409A of the Code; provided, that, if the parachute value (as defined in his employment agreement) of all payments does not exceed an amount equal to three hundred and ten percent (310%) of his base amount (as defined in his employment agreement), then no gross-up payment shall be made and the amounts payable to him under his employment agreement shall be reduced so that the parachute value of all payments, in the aggregate, equals the safe harbor amount (as defined in his employment agreement); provided, further, that such reduction shall only be made if such reduction results in a more favorable after-tax position for him.

Under Mr. Suleman’s employment agreement, Mr. Suleman is subject to customary restrictive covenants, including non-disclosure of confidential information, non-solicitation of employees, and non-competition. Generally, Mr. Suleman is bound by these covenants only during the term of his employment (non-disclosure of confidential information continues in perpetuity); provided, however, that in all cases his restrictive covenants (other than non-disclosure of confidential information) would cease upon a termination of his employment by him for good reason or by Citadel without cause.

In addition, Citadel has previously adopted the SERP, which satisfies certain retirement obligations owed to Mr. Suleman under his employment agreement. The SERP provides for a lump sum cash payment (as more fully described in “Citadel’s Compensation Discussion and Analysis — Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Mr. Suleman’s Employment Arrangements” on page 77) to Mr. Suleman by Citadel upon his attainment of age 65 or, if sooner, upon his separation from service for any reason. The amount of the lump sum cash payment to Mr. Suleman upon his separation from service shall be equal to the amount of the lump sum cash payment to him upon his attainment of age 65; provided that if Mr. Suleman’s separation from service occurs prior to the date that Mr. Suleman reaches age 65, the benefit payable shall be reduced by four percent (4%) per year for each year (or fraction thereof) prior to his attainment of age 65 that such benefit would be paid. Such payment may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman.  If Mr. Taylor, Ms. Ellis, Ms. Stratford or Ms. Glassman terminates his or her employment for good reason, or if Citadel terminates his or her employment without cause (as such terms are defined in their respective employment agreements) (for the avoidance of doubt, consummation of the merger shall not constitute “good reason”), he or she is entitled to the following payments from Citadel: (i) a pro rata portion (based on the number of days he or she was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he or she would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other executive officers; provided, that the receipt by Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman of the bonus payment described under the heading “Bonus Payments” above shall be in satisfaction of each such named executive officer’s right to the foregoing payment to the extent such termination occurs in the same year such closing of the merger occurs, (ii) an amount equal to two times (one times in the case of Ms. Glassman) the sum of (x) his or her annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum and (iii) accrued benefits including unpaid salary through the date of termination, accrued and unused vacation and/or sick days, any amounts or benefits due and owing to the executive officer under Citadel’s benefit plans and any unreimbursed business expenses incurred by the executive officer prior to the date of termination, payable in a lump sum. The executive officer and his or her eligible dependents would also be entitled to continue to participate in Citadel’s welfare benefit plans for a period of two years at Citadel’s expense. In addition, any unvested equity awards, including any unvested stock options, held by the executive officer would vest in full upon the merger. The foregoing payments and benefits, other than the accrued benefits, are subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and all or a portion of such payments and benefits, other than the accrued benefits and the continued participation in welfare benefit plans, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code. In addition, (i) Mr. Taylor has the same rights to a potential gross-up payment as previously described with respect to Mr. Suleman and (ii) if any payments to Ms. Glassman would result in excise taxes imposed on Ms. Glassman under Section 4999 of the Code, then such payments and benefits will be reduced in order to avoid the imposition of such excise taxes solely to the extent such a reduction puts Ms. Glassman in a more favorable after-tax position than if no such reduction had occurred.

In addition, in the event that Mr. Suleman ceases to be employed by Citadel, Mr. Taylor, Ms. Ellis and Ms. Stratford may terminate his or her employment with Citadel within 90 days following Mr. Suleman’s termination of employment and receive severance benefits in lesser amounts than the severance benefits described in the immediately preceding paragraph, with the actual amounts of such severance dependent on the reason for Mr. Suleman’s termination of employment, as more fully described in “Citadel’s Compensation Discussion and Analysis — Summary of Citadel Employment Arrangements, Equity Arrangements and Potential Payments Upon Termination or Change in Control — Other Named Executive Officers’ Employment Arrangements” on page 79.

Under the employment agreements for each of Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman, each executive is also subject to customary restrictive covenants, including non-disclosure of confidential information, non-solicitation of employees, and non-competition. Generally, these executives are bound by these covenants only during the term of his or her employment (non-disclosure of confidential information continues in perpetuity); provided, however, that in all cases the restrictive covenants for each executive (other than non-disclosure of confidential information) would cease upon a termination of his or her employment by him or her for good reason or by Citadel without cause.

Establishment of Rabbi Trust.  Citadel intends to establish a rabbi trust to hold amounts to be used to satisfy certain cash severance obligations payable to the executive officers which are required to be delayed for up to six months after the date of termination pursuant to Section 409A of the Code. The amounts contributed to the trust will not exceed $31,000,000.

Golden Parachute Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K regarding certain compensation which the following individuals may receive that is based on or that otherwise relates to the merger. This compensation is referred to as “golden parachute” compensation. The “golden parachute” compensation payable by Citadel to these individuals is subject to a non-binding advisory vote of Citadel’s stockholders, as described under “Proposals Submitted to Citadel Stockholders — Non-Binding Advisory Vote on Golden Parachute Compensation” on page 95.

Assuming that the merger was completed and the named executive officers were terminated on June 15, 2011 and were entitled to full benefits available under their respective employment agreements, the named executive officers would receive approximately the amounts set forth in the table below, based on the $37.00 per share cash consideration. Please note that the amounts indicated below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this information statement/proxy statement/prospectus. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below.

The amounts set forth below are payable in connection with the consummation of the merger or upon a termination of employment, as detailed in the footnotes below.

				Pension and Non-
				Qualified Deferred		Perquisites and	Tax
	Cash		Equity	Compensation		Benefits	Reimbursement		Total
Name and Title	($)(1)(6)		($)(7)(8)(9)	($)		($)(11)	($)		($)

Farid Suleman,	10,751,000	(2)(3)	13,491,154	12,954,947	(5)(10)	39,043	—		37,236,144
Chief Executive Officer
Randy L. Taylor,	1,315,000	(2)(4)	1,085,735	—		39,043	531,583	(12)	2,971,361
Senior Vice President and Chief Financial Officer
Judith A. Ellis,	1,525,000	(2)(4)	1,560,668	—		27,211	—		3,112,879
Chief Operating Officer
Patricia Stratford,	720,000	(2)(4)	880,186	—		37,091	—		1,637,277
Senior Vice President, Finance and Administration
Jacquelyn J. Orr,	—		—	—		—	—		—
Former Vice President, General Counsel and Corporate Secretary(13)
Hilary E. Glassman,	705,000	(2)(4)	370,000	—		12,974	—		1,087,974
Senior Vice President, General Counsel and Corporate Secretary(14)

(1)	The amounts reported in this column reflect the sum of the pro-rated annual bonuses described in footnote 2 below and cash severance payments described in footnotes 3 and 4 below.

(2)	Citadel intends to pay pro-rated annual bonuses to its employees (including, each of the named executive officers other than Ms. Orr) for the year in which merger is consummated. Such pro-rated annual bonuses will be paid at the target level and pro-rated based on the number of days in Citadel’s fiscal year prior to the date on which the merger is consummated. The amounts of the annual pro-rated bonuses payable to Messrs. Suleman and Taylor and Ms. Ellis, Ms. Stratford and Ms. Glassman are $910,000, $91,000, $91,000, $57,000 and $91,000, respectively. Such bonuses will be payable upon the consummation of the merger.

(3)	Mr. Suleman is entitled to certain severance payments and benefits if he terminates his employment for good reason or if Citadel terminates his employment without cause. The consummation of the merger will give rise to good reason under his employment agreement entitling him to terminate his employment within thirty days following the consummation of the merger. In the event that Mr. Suleman’s employment is terminated by Citadel without cause or by Mr. Suleman for good reason, he is entitled to the following severance payments from Citadel: (i) a pro rata portion (based on the number of days he was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other named executive officers; provided, that Mr. Suleman’s receipt of the payment described in footnote (2) above shall be in satisfaction of Mr. Suleman’s right to the foregoing payment to the extent such termination occurs in the same year such closing of the merger occurs, (ii) an amount equal to three times the sum of (x) his annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum ($9,750,000) and (iii) certain accrued amounts including unpaid salary through the date of termination ($0), accrued and unused vacation and/or sick days ($89,000), any amounts or benefits due and owing to Mr. Suleman under Citadel’s benefit plans ($0) and any unreimbursed business expenses incurred by Mr. Suleman prior to the date of termination ($2,000), payable in a lump sum. All such payments, other than the accrued benefits, are subject to his execution of a general release of claims in favor of Citadel within 60 days following the termination date and, other than with respect to the accrued benefits, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

(4)	In the event that any of the named executive officers other than Mr. Suleman and Ms. Orr are terminated by Citadel without cause or by such named executive officer for good reason (for the avoidance of doubt, consummation of the merger shall not constitute “good reason”), such named executive officer is entitled to the following severance payments from Citadel: (i) a pro rata portion (based on the number of days the named executive officer was employed during the calendar year in which such termination of employment occurs) of the annual bonus that he or she would have received for the year in which the termination of employment occurs based on actual Citadel performance, payable at the same time bonuses are paid to other named executive officers; provided, that the receipt by Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman of the payment described in footnote (2) above shall be in satisfaction of each such named executive officer’s right to the foregoing payment to the extent such termination occurs in the same year such closing of the merger occurs, (ii) an amount equal to two times (one times with respect to Ms. Glassman) the sum of (x) his or her annual base salary and (y) target bonus for the year in which such termination of employment occurs, payable in a lump sum ($1,200,000 for Mr. Taylor, $1,400,000 for Ms. Ellis, $650,000 for Ms. Stratford and $600,000 for Ms. Glassman) and (iii) certain accrued amounts including unpaid salary through the date of termination ($0 for Mr. Taylor, $0 for Ms. Ellis, $0 for Ms. Stratford and $0 for Ms. Glassman), accrued and unused vacation and/or sick days ($24,000 for Mr. Taylor, $31,000 for Ms. Ellis, $13,000 for Ms. Stratford and $14,000 for Ms. Glassman), any amounts or benefits due and owing to the named executive officer under Citadel’s benefit plans ($0 for Mr. Taylor, $0 for Ms. Ellis, $0 for Ms. Stratford and $0 for Ms. Glassman) and any unreimbursed business expenses incurred by the named executive officer prior to the date of termination ($0 for Mr. Taylor, $3,000 for Ms. Ellis, $0 for Ms. Stratford and $0 for Ms. Glassman), payable in a lump sum. The payments set forth in clauses (i) and (ii) are subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and all or a portion of such payments, other than the accrued benefits, may be subject to a six month delay in accordance with the requirements of Section 409A of the Code.

(5)	In the event Mr. Suleman’s employment is terminated by Citadel without cause or by Mr. Suleman with good reason (each as defined in Mr. Suleman’s employment agreement), each of the named executive officers listed below may terminate his or her employment with Citadel and shall solely be entitled to receive a lump sum payment equal to one times his or her base salary and a lump sum payment equal to a pro rata portion of his or her target bonus; provided, that the receipt by each of the named executive officers listed below of the payment described in footnote (2) above shall be in satisfaction of each such named executive officer’s right to the foregoing pro rata target bonus payment. Such payment is subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and such payment may be subject to a six month delay in accordance with the requirements of Section 409A of the Code. The potential severance payments for each such named executive officer are summarized in the table below:

Judith A. Ellis	$500,000
Patricia Stratford	200,000
Randy L. Taylor	400,000

In the event Mr. Suleman voluntarily resigns without good reason, each of the named executive officers listed below may terminate his or her employment with Citadel and shall solely be entitled to receive a lump sum payment equal to one-half times his or her annual base salary and a lump sum payment equal to a pro rata portion of his or her target bonus; provided, that the receipt by each of the named executive officers listed below of the payment described in footnote (2) above shall be in satisfaction of each such named executive officer’s right to the foregoing pro rata target bonus payment. Such payment is subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date and such payment may be subject to a six month delay in accordance with the requirements of Section 409A of the Code. The potential severance payments for each such named executive officer are summarized in the table below:

Judith A. Ellis	$250,000
Patricia Stratford	100,000
Randy L. Taylor	200,000

(6)	Citadel intends to establish a rabbi trust to hold amounts to be used to satisfy certain cash severance obligations payable to the named executive officers which are required to be delayed for up to six months after the date of termination pursuant to Section 409A of the Code. The amounts contributed to the trust will not exceed $31,000,000.

(7)	With respect to Mr. Suleman, the amounts reported in this column reflect the aggregate fair market value of unvested stock option awards held by Mr. Suleman on June 15, 2011. Such unvested stock options will vest in full upon the date that is at least ten business days prior to the election deadline. The aggregate fair market value of the unvested stock option awards is calculated by multiplying the number of unvested options by the amount by which the merger consideration of $37.00 per share of Citadel Class A common stock less the exercise price per share.

(8)	With respect to each of the named executive officers other than Mr. Suleman, Ms. Orr and Ms. Glassman, the amounts reported in this column reflect the aggregate fair market value of unvested stock option awards and unvested restricted stock awards held by the named executive officers on June 15, 2011. The unvested stock options will vest in full upon the date that is at least ten business days prior to the election deadline. The aggregate fair market value of the unvested stock option awards is calculated by multiplying the number of unvested options by the amount the merger consideration of $37.00 per share of Citadel Class A common stock less the exercise price per share ($567,735 for Mr. Taylor, $709,668 for Ms. Ellis and $399,186 for Ms. Stratford). One half of the unvested restricted stock awards will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. In addition, pursuant to the terms of the awards, the Citadel Plan and the merger agreement, if applicable, each restricted stock award will vest in full upon specified terminations of employment of such executive officer. The aggregate fair market value of the unvested restricted stock awards is calculated by multiplying the number of unvested shares of restricted Citadel Class A common stock by the amount of merger consideration of $37.00 per share of Citadel Class A common stock ($518,000 for Mr. Taylor, $851,000 for Ms. Ellis and $481,000 for Ms. Stratford).

The restricted stock awards held by Ms. Ellis and Ms. Stratford contain provisions providing that if any payment, distribution or benefit to Ms. Ellis or Stratford, whether pursuant to the restricted stock award or otherwise, would result in excise taxes imposed on the executive officer under Section 4999 of the Code, then any payment, distribution or benefit under the restricted stock awards will be reduced by the minimum amount necessary to avoid the imposition of such excise taxes to the extent that such reduction puts the executive officer in a more favorable after-tax position than if no such reduction had occurred.

(9)	With respect to Ms. Glassman, the amounts reported in this column reflect the aggregate fair market value of unvested restricted stock awards held by Ms. Glassman on June 15, 2011. In accordance with the merger agreement, one half of the unvested restricted stock awards will vest upon the consummation of the merger and the remainder will vest on the date that is six months following the date the merger is consummated. In addition, pursuant to the terms of the awards, the Citadel Plan and the merger agreement, if applicable, each restricted stock award will vest in full upon specified terminations of employment of Ms. Glassman. The aggregate fair market value of the unvested restricted stock awards is calculated by multiplying the number of unvested shares of restricted Citadel Class A common stock by the amount of the merger consideration of $37.00 per share of Citadel Class A common stock.

(10)	This amount shows the Separation Benefit (as defined in the SERP) payable by Citadel to Mr. Suleman upon his termination of employment for any reason pursuant to the terms of the SERP. Payment of the Separation Benefit may be delayed for up to six months after the date of termination to the extent necessary to comply with Section 409A of the Code.

(11)	The amounts reported in this column reflect the welfare benefit continuation coverage that each of the named executive officers other than Ms. Orr would be entitled to in the event the named executive officer is terminated by Citadel without cause or by the named executive officer for good reason. Upon such termination of employment the named executive officer and his or her eligible dependents are eligible to continue to participate in Citadel’s welfare benefit plans for a period of two years at Citadel’s expense.

The foregoing welfare benefit continuation is subject to the executive’s execution of a general release of claims in favor of Citadel within 60 days following the termination date.

(12)	This amount shows the gross-up payment that would be paid to Mr. Taylor if he were terminated without cause or for good reason on June 15, 2011. Mr. Taylor is entitled to a gross-up payment from Citadel as described in “— Payments to Named Executive Officers Contingent on the Merger — Severance Benefits — Mr. Taylor, Ms. Ellis, Ms. Stratford and Ms. Glassman” on page 149. The gross-up payment is payable at the time the additional taxes related to the gross-up payment are imposed and may be subject to a potential six month delay in accordance with the requirements of Section 409A of the Code.

(13)	Ms. Orr would not be entitled to receive any payments based upon or related to the merger. Citadel entered into a separation agreement with Ms. Orr on December 16, 2010 pursuant to which she agreed to resign from all positions with Citadel and its affiliates, effective as of January 31, 2011. The payments and benefits provided under Ms. Orr’s separation agreement were in full discharge of any and all liabilities and obligations of Citadel to Ms. Orr, including under her employment agreement with Citadel.

(14)	Ms. Glassman became Citadel’s Senior Vice President, General Counsel and Corporate Secretary on February 1, 2011. Ms. Glassman is not a named executive officer of Citadel for 2010. Therefore, stockholders will not be voting on the Proposal to approve, on a non-binding, advisory basis the golden parachute compensation that may be paid or become payable to Ms. Glassman that is based on or otherwise relates to the merger.

Board of Directors and Management of the Surviving Corporation After the Merger

The officers and directors of Merger Sub before the merger are expected to be the officers and directors of the surviving corporation at the effective time of the merger. Specifically, the officers and directors of the surviving corporation are expected to be as follows:

Lewis W. Dickey, Jr.	President and Chief Executive Officer; Director
Ralph B. Everett	Director
Eric P. Robison	Director
Robert H. Sheridan III	Director
David M. Tolley	Director
Joseph P. Hannan	Senior Vice President, Chief Financial Officer and Treasurer
Jonathan G. Pinch	Executive Vice President and Co-Chief Operating Officer
John W. Dickey	Executive Vice President and Co-Chief Operating Officer
Richard S. Denning	Senior Vice President, General Counsel and Secretary

Information about the officers and directors of the surviving corporation, other than Mr. Denning, can be found in the documents under the heading “Cumulus Media” in the section entitled “Where You Can Find More Information” on page 219. Certain biographical information regarding Mr. Denning is as follows:

Richard S. Denning, age 44, is Cumulus Media’s Senior Vice President, General Counsel and Secretary. Mr. Denning has served as Cumulus Media’s General Counsel and Corporate Secretary since 2002 and became a Senior Vice President in 2011. Mr. Denning joined Cumulus Media in 2002 and, prior to that, was an attorney with Dow, Lohnes & Albertson, PLLC, in its corporate group in Atlanta, Georgia.

Regulatory Approvals

For information regarding the regulatory approvals necessary to complete the merger, please see “The Merger Agreement — Regulatory Matters; Third Party Consents — Regulatory Matters” and ‘‘— FCC Approval” on page 176.

Citadel Stockholders and Warrant Holders Making Cash and Stock Elections

Citadel stockholders and warrant holders will be receiving under separate cover a form of election for making cash and stock elections. Any Citadel stockholder who became a Citadel stockholder after the record date for Citadel’s special meeting, or who did not otherwise receive a form of election, should contact Georgeson Inc. at 888-624-7035 or their broker, bank or other nominee to obtain a form of election. Citadel stockholders who vote against approving the merger agreement are still entitled to make elections with respect to their shares. The form of election allows holders of Citadel common stock to make cash or stock elections for some or all of their shares of Citadel common stock. Shares of Citadel common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though no election has been made. To make a cash or stock election, Citadel stockholders and warrant holders must properly complete, sign and send the form of election and stock certificates (or evidence of shares in book-entry form) to the exchange agent prior to the election deadline.

For information regarding the tax consequences of the merger to the Citadel stockholders, please see “— Material U.S. Federal Income Tax Consequences of the Merger” on page 164.

Exchange Agent

U.S. Bank National Association will serve as the exchange agent for purposes of effecting the election and proration procedures.

Election Deadline

Unless otherwise designated on the election form, the election deadline will be 5:00 p.m., New York City time, on (i) September 9, 2011, or (ii) such other date as Citadel and Cumulus Media mutually agree. Citadel and Cumulus Media will publicly announce any change in the election deadline at least five business days prior to the election deadline.

Citadel stockholders and warrant holders who hold their shares in “street name” may be subject to an earlier deadline. Therefore, you should carefully read any materials you receive from your broker.

Form of Election

The applicable form of election must be properly completed and signed and accompanied by:

•	duly endorsed certificates representing all of the Citadel shares to which such form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on Citadel’s books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described in the form of election); or

•	a properly completed and signed notice of guaranteed delivery, as described in the instructions accompanying the form of election, from a firm which is a member of a registered national securities exchange or commercial bank or trust company having an office or correspondent in the United States, provided that the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the notice of guaranteed delivery; or

•	if the Citadel shares or warrants are held in book-entry form, the documents specified in the instructions accompanying the form of election.

In order to make a cash and/or stock election, the properly completed and signed form of election, together with one of the items described above, must be actually received by the exchange agent at or prior to the election deadline in accordance with the instructions in the instructions accompanying the form of election.

Inability to Sell Shares as to which an Election is Made

Stockholders and warrant holders who make elections will be unable to sell or otherwise transfer their Citadel shares after making the election, unless the election is properly revoked before the election deadline or the merger agreement is terminated.

Election Revocation and Changes

Generally, an election may be revoked or changed with respect to all or a portion of the Citadel shares covered by the election by the holder who submitted the applicable form of election, but only by written notice received by the exchange agent prior to the election deadline. If an election is revoked, or the merger agreement is terminated, and any stock certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the stockholder who submitted those certificates. Citadel stockholders and warrant holders will not be entitled to revoke or change their elections following the election deadline, unless the merger agreement is thereafter terminated. As a result, Citadel stockholders and warrant holders who have made elections will be unable to revoke their elections or sell their Citadel shares during the period between the election deadline and the date of completion of the merger or termination of the merger agreement.

Citadel stockholders not making a valid election in respect of their shares prior to the election deadline, including as a result of revocation, will be deemed non-electing holders. If it is determined that any purported cash election or share election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Non-Electing Holders

Citadel stockholders and warrant holders who make no election to receive cash consideration or stock consideration in the merger, whose election forms are not received by the exchange agent by the election deadline, or whose election forms are improperly completed or not signed will be deemed not to have made an election. Citadel stockholders and warrant holders not making an election in respect of some or all of their Citadel shares may receive cash consideration, stock consideration or cash and stock consideration for some of their Citadel shares and/or warrants, depending on elections that have been made by other Citadel stockholders and warrant holders. If either the cash consideration or the stock consideration is oversubscribed, Citadel stockholders and warrant holders not making an election will be deemed to have made the election that is oversubscribed. If neither the cash consideration nor the stock consideration is oversubscribed, the Citadel stockholders and warrant holders not making an election will receive the consideration choice selected by a majority of Citadel shares and warrants for which an election was properly made (or deemed to have been made). See “Proration Procedures” below.

Proration Procedures

Citadel stockholders and warrant holders should be aware that cash elections or share elections they make may be subject to the proration procedures provided in the merger agreement. Regardless of the cash or share elections made by Citadel stockholders and warrant holders, these procedures are designed to ensure that Cumulus Media does not:

•	pay cash in excess of the Cash Consideration Cap; or

•	issue shares of Cumulus Media common stock or warrants therefor in excess of the Stock Consideration Cap.

Set forth below is a description of the proration procedures, and the effects on Citadel stockholders and warrant holders, including those who fail to properly make a cash or share election under certain alternative scenarios.

Scenario 1: Proration Adjustment if Cash Consideration is Oversubscribed:

Citadel Shares Subject to Cash Elections.  If the aggregate amount of cash payable by Cumulus Media to Citadel stockholders or warrant holders who have made (or are deemed to have made) valid cash elections is greater than the Cash Consideration Cap, then each Citadel stockholder or warrant holder who properly elected to receive cash consideration (or is deemed not to have made an election) will receive cash consideration for only a pro rata portion of the Citadel stock and/or warrants for which he or she properly made (or is deemed to have made) a cash election. The Citadel stockholder or warrant holder will receive stock consideration in the form of Cumulus Media shares for his or her remaining Citadel shares or warrants.

In this circumstance, a Citadel stockholder will receive, with regard to each share of Citadel stock and/or warrant for which he or she made (or is deemed to have made) a valid cash election, an amount of cash equal to $37.00 multiplied by a fraction (the “Cash Fraction”) with a numerator equal to the Cash Consideration Cap divided by $37.00 and a denominator equal to the total number of Citadel shares and warrants for which cash elections are properly made (or deemed to have been made) by all Citadel stockholders and warrant holders, and a number of Cumulus Media shares equal to the exchange ratio of 8.525 multiplied by a fraction equal to one minus the Cash Fraction.

EXAMPLE.  Assume that 47,000,000 Citadel shares are outstanding at the time of the merger and Citadel stockholders and warrant holders make (or are deemed to have made) cash elections with respect to 42,000,000 Citadel shares. If a stockholder or warrant holder has properly made (or was deemed to have made) a cash election for all of those shares, such stockholder or warrant holder would receive $33.54 per share of cash consideration and 0.797 shares of Cumulus Media stock for each share or warrant of Citadel that he or she owns.

Citadel Shares Subject to Stock Elections.  Each Citadel stockholder or warrant holder who properly elected to receive Cumulus Media shares will receive stock consideration in the form of shares of Cumulus Media for all of the Citadel shares or warrants (8.525 shares of Cumulus Media stock for each share of Citadel stock or warrant) for which he or she made a stock election (including cash in lieu of any fractional shares).

Citadel Shares Subject to No Election.  Each Citadel stockholder or warrant holder who failed to properly make (or was deemed to have failed to have made) an election will receive merger consideration as if he or she had made a proper cash election for all of his or her Citadel shares or warrants.

Scenario 2: Proration Adjustment if Stock Consideration is Oversubscribed:

Citadel Shares Subject to Stock Elections.  If the aggregate number of Cumulus Media shares to be issued by Cumulus Media to Citadel stockholders or warrant holders who have made valid stock elections (or are deemed to have made valid stock elections) is greater than the Stock Consideration Cap, then each Citadel stockholder or warrant holder who properly elected to receive stock consideration (or is deemed not to have made an election) will receive stock consideration for only a pro rata portion of the Citadel stock and/or warrants for which he or she properly made (or was deemed to have made) a stock election. The Citadel stockholder or warrant holder will receive cash consideration for his or her remaining Citadel shares or warrants.

In this circumstance, a Citadel stockholder will receive, with regard to each share of Citadel stock and/or warrant for which he or she made (or was deemed to have made) a valid stock election, a number of Cumulus Media shares equal to an amount determined by multiplying the exchange ratio of 8.525 shares by a fraction (the “Stock Fraction”) with a numerator equal to the Stock Consideration Cap and a denominator equal to the exchange ratio of 8.525 multiplied by the total amount of Citadel shares and warrants for which stock elections are properly made (or deemed to have been made), and an amount of cash equal to $37.00 multiplied by a fraction equal to one minus the Stock Fraction.

EXAMPLE.  Assume that 47,000,000 Citadel shares are outstanding at the time of the merger and Citadel stockholders and warrant holders make (or are deemed to have made) stock elections with respect to 25,000,000 Citadel shares. If a stockholder or warrant holder has properly made a stock election for all of those shares, the Citadel stockholders would receive $10.70 per share of cash consideration and 6.059 shares of Cumulus Media stock for each Citadel share or warrant that he or she owns.

Citadel Shares Subject to Cash Elections.  Each Citadel stockholder or warrant holder who properly elected to receive cash consideration will receive cash consideration ($37.00 per share) for all of the Citadel shares and/or warrants for which he or she made a cash election.

Citadel Shares Subject to No Election.  Each Citadel stockholder or warrant holder who failed to properly make an election will receive merger consideration as if he or she had made a proper stock election for all of his or her Citadel shares and/or warrants.

Scenario 3: No Proration Adjustment if Neither Cash Consideration nor Stock Consideration is Oversubscribed:

Citadel Shares Subject to Cash Elections.  Each Citadel stockholder or warrant holder who properly elected to receive cash consideration will receive cash consideration ($37.00 per share) for all of the Citadel shares and/or warrants for which he or she made a cash election.

Citadel Shares Subject to Stock Elections.  Each Citadel stockholder or warrant holder who properly elected to receive Cumulus Media shares will receive stock consideration in the form of shares of Cumulus Media for all of the Citadel shares and/or warrants (8.525 shares of Cumulus Media stock for each Citadel share and/or warrant) for which he or she made a stock election (including cash in lieu of any fractional shares).

Citadel Shares Subject to No Election.  Each Citadel stockholder or warrant holder who failed to properly make an election will receive the merger consideration selected by the majority of Citadel shares and warrants for which an election was made and, as a result, your Citadel shares and/or warrants may be exchanged for cash consideration or stock consideration.

Neither Cumulus Media nor Citadel is making any recommendation as to whether Citadel stockholders or warrant holders should elect to receive cash consideration or stock consideration in the merger. You must make your own decision with respect to such election. No guarantee can be made that you will receive the amount of cash consideration or stock consideration you elect. As a result of the proration procedures and other limitations described in this information statement/proxy statement/prospectus and in the merger agreement, you may receive stock consideration or cash consideration in amounts that are different from the amounts you elect to receive. Because the value of the stock consideration and cash consideration may differ, you may receive consideration having an aggregate value less than that you elected to receive. Citadel stockholders should obtain current market quotations for Cumulus Media common stock and Citadel common stock in deciding what elections to make.

Exchange of Citadel Shares

As provided for in the merger agreement, Cumulus Media will appoint an exchange agent for the purpose of:

•	receiving election forms;

•	determining in accordance with the merger agreement (and the election form) the merger consideration to be received by each holder of shares of Citadel common stock; and

•	exchanging the applicable merger consideration for certificates formerly representing shares of Citadel common stock or for Citadel shares represented by book-entry.

Promptly after the closing date of the merger, the exchange agent will send to each record holder of Citadel common stock at the effective time of the merger who has not submitted an effective form of election a letter of transmittal and instructions for exchanging shares of Citadel common stock for the applicable merger consideration.

Nasdaq Stock Market Listing of Cumulus Media Class A Common Stock, Class B Common Stock and Warrants Issued in the Merger; Deregistration of Citadel Common Stock After the Merger

Pursuant to the merger agreement, Cumulus Media will use its reasonable best efforts to cause the shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock (including shares underlying any warrants issued or reserved for issuance in the merger) and warrants to purchase Cumulus Media Class A common stock and Cumulus Media Class B common stock issued or reserved for issuance in the merger to be approved for listing on the Nasdaq Stock Market prior to the closing of the merger. After the completion of the merger, Cumulus Media expects to deregister Citadel’s common stock under the Exchange Act.

Appraisal Rights

Under the DGCL, if you do not wish to accept the per share merger consideration provided for in the merger agreement, you have the right to seek appraisal of your shares of Citadel common stock and to receive payment in cash for the fair value of your shares of Citadel common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be fair value. The “fair value” of your shares of Citadel common stock as determined by the Delaware Court of Chancery may be more or less than, or the same as, the cash and/or stock merger consideration per share that you are otherwise entitled to receive under the terms of the merger agreement. These rights are known as appraisal rights. Citadel’s stockholders who do not vote in favor of the proposal to adopt the merger agreement, who properly demand appraisal for their shares in compliance with the provisions of Section 262 of the DGCL and who hold of record shares of Citadel common stock through the effective date of the merger will be entitled to appraisal rights. Strict compliance with the statutory procedures in Section 262 is required. Failure to follow precisely any of the statutory requirements will result in the loss of your appraisal rights.

This section is intended only as a brief summary of the material provisions of the Delaware statutory procedures that a stockholder must follow in order to seek and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and the law pertaining to appraisal rights under the DGCL, and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex G to this information statement/proxy statement/prospectus. The following summary does not constitute any legal or other advice, nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under Section 262 where a merger agreement is to be submitted for adoption at a meeting of stockholders, Citadel must notify the stockholders that appraisal rights will be available not less than 20 days before the meeting to vote on the merger. A copy of Section 262 must be included with such notice. This information statement/proxy statement/prospectus constitutes Citadel’s notice to its stockholders that appraisal rights are available in connection with the merger and the full text of Section 262 is attached to this information statement/proxy statement/prospectus as Annex G, in compliance with the requirements of Section 262. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Annex G. Failure to comply timely and properly with the requirements of Section 262 will result in the loss of your appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Citadel common stock, Citadel believes that if a stockholder is considering exercising such rights, such stockholder should seek the advice of legal counsel.

If you wish to demand appraisal of your shares of Citadel common stock, you must satisfy each of the following conditions: You must deliver to Citadel a written demand for appraisal of your shares of Citadel common stock before the vote is taken to approve the Proposal to adopt the merger agreement, which must reasonably inform Citadel of the identity of the holder of record of shares of Citadel common stock who intends to demand appraisal of his, her or its shares of Citadel common stock; and you must not vote or submit a proxy in favor of the Proposal to adopt the merger agreement.

If you fail to comply with either of these conditions and the merger is completed, you will be entitled to receive payment for your shares of Citadel common stock as provided for in the merger agreement, but you will have no appraisal rights with respect to your shares of Citadel common stock. A holder of shares of Citadel common stock wishing to exercise appraisal rights must hold of record the shares of Citadel common stock on the date the written demand for appraisal is made and must continue to hold the shares of Citadel common stock of record through the effective time of the merger, because appraisal rights will be lost if the shares of Citadel common stock are transferred prior to the effective time of the merger. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the Proposal to adopt the merger agreement, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must either submit a proxy containing instructions to vote against the Proposal to adopt the merger agreement or abstain from voting on the Proposal to adopt the merger agreement. Voting against or failing to vote for the Proposal to adopt the merger agreement by itself does not constitute a demand for appraisal within the meaning of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the Proposal to adopt the merger agreement.

All demands for appraisal should be addressed to Citadel Broadcasting Corporation, Attn: Corporate Secretary, 261 Madison Avenue, 3rd Floor, New York, NY 10016, and must be delivered before the vote is taken to approve the Proposal to adopt the merger agreement at the Citadel special meeting, and must be executed by, or on behalf of, the record holder of the shares of Citadel common stock. The demand must reasonably inform Citadel of the identity of the stockholder and the intention of the stockholder to demand appraisal of the “fair value” of his, her or its shares of Citadel common stock. A stockholder’s failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of stockholders will constitute a waiver of appraisal rights.

Only a holder of record of shares of Citadel common stock is entitled to demand an appraisal of the shares registered in that holder’s name. Accordingly, to be effective, a demand for appraisal by a stockholder of Citadel common stock must be made by, or in the name of, the record stockholder, fully and correctly, as the stockholder’s name appears on the stockholder’s stock certificate(s) or in the transfer agent’s records, in the case of uncertificated shares, should specify the stockholder’s mailing address and the number of shares registered in the stockholder’s name, and must state that the person intends thereby to demand appraisal of the stockholder’s shares in connection with the merger. The demand cannot be made by the beneficial owner if he or she does not also hold the shares of Citadel common stock of record. The beneficial holder must, in such cases, have the registered owner, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of Citadel common stock. If you hold your shares of Citadel common stock through a bank, brokerage firm or other nominee and you wish to exercise appraisal rights, you should consult with your bank, brokerage firm or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

If shares of Citadel common stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in that capacity. If the shares of Citadel common stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Citadel common stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Citadel common stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Citadel common stock as to which appraisal is sought. Where no number of shares of Citadel common stock is expressly mentioned, the demand will be presumed to cover all shares of Citadel common stock held in the name of the record owner.

Within 10 days after the effective time of the merger, the surviving corporation in the merger must give written notice that the merger has become effective to each of Citadel’s stockholders who has properly filed a written demand for appraisal and who did not vote in favor of the Proposal to adopt the merger agreement. At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party may withdraw the demand and accept the consideration specified by the merger agreement for that stockholder’s shares of Citadel common stock by delivering to the surviving corporation a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective time of the merger will require written approval of the surviving corporation. Unless the demand is properly withdrawn by the stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party within 60 days after the effective date of the merger, no appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, with such approval conditioned upon such terms as the Court deems just. If the surviving corporation does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the proviso in the immediately preceding sentence, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration offered pursuant to the merger agreement.

Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation or any stockholder who has complied with the requirements of Section 262 and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Citadel common stock held by all stockholders entitled to appraisal. Upon the filing of the petition by a stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such petition has no present intention to file a petition and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of Citadel common stock to initiate all necessary action to perfect their appraisal rights in respect of shares of Citadel common stock within the time prescribed in Section 262 and the failure of a stockholder to file such a petition within the period specified in Section 262 could nullify the stockholder’s previous written demand for appraisal. In addition, within 120 days after the effective time of the merger, any stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement, will be entitled to receive from the surviving corporation, upon written request, a statement setting forth the aggregate number of shares of Citadel common stock not voted in favor of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after such written request has been received by the surviving corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. A person who is the beneficial owner of shares of Citadel common stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition for appraisal or request from the surviving corporation such statement.

If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving corporation, then the surviving corporation will be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares of Citadel common stock and with whom agreements as to the value of their shares of Citadel common stock have not been reached. After notice to stockholders who have demanded appraisal, if such notice is ordered by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition and to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided by Section 262. The Delaware Court of Chancery may require stockholders who have demanded payment for their shares of Citadel common stock to submit their stock certificates to the Register in Chancery for notation of the pendency of the appraisal proceedings; and if any stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder.

After determination of the stockholders entitled to appraisal of their shares of Citadel common stock, the Delaware Court of Chancery will appraise the shares of Citadel common stock, determining their fair value as of the effective time of the merger after taking into account all relevant factors exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their shares of Citadel common stock. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the merger and the date of payment of the judgment.

You should be aware that an investment banking opinion as to the fairness from a financial point of view of the consideration to be received in a sale transaction, such as the merger, is not an opinion as to fair value under Section 262. Although Citadel believes that, as of the date of the merger agreement, and based on and subject to the considerations, assumptions and limitations described in Lazard’s opinion, the merger consideration to be paid to the holders of Citadel common stock in the transaction was fair, from a financial point of view to such holders, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the per share merger consideration. Moreover, neither Citadel nor Cumulus Media anticipates offering more than the per share merger consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Citadel common stock is less than the per share merger consideration. In determining “fair value,” the Court is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware Courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and imposed upon the surviving corporation and the stockholders participating in the appraisal proceeding by the Delaware Court of Chancery, as it deems equitable in the circumstances. Upon the application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, to be charged pro rata against the value of all shares of Citadel common stock entitled to appraisal. Any stockholder who demanded appraisal rights will not, after the effective time of the merger, be entitled to vote shares of Citadel common stock subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares of Citadel common stock, other than with respect to payment as of a record date prior to the effective time of the merger. If no petition for appraisal is filed within 120 days after the effective time of the merger, or if the stockholder otherwise fails to perfect, successfully withdraws or loses such holder’s right to appraisal, then the right of that stockholder to appraisal will cease and that stockholder’s shares of Citadel common stock will be deemed to have been converted at the effective date of the merger into the right to receive the merger consideration pursuant to the merger agreement. A stockholder will fail to perfect, or effectively lose, the holder’s right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the merger. In addition, as indicated above, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement.

Failure to comply strictly with all of the procedures set forth in Section 262 of the DGCL will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262 of the DGCL, Citadel’s stockholders who may wish to pursue appraisal rights should consult their legal and financial advisors.

Litigation Related to the Merger

On March 14, 2011, Citadel, its board of directors and Cumulus Media were named in a putative stockholder class action complaint filed in the District Court of Clark County, Nevada, by a purported Citadel stockholder. On March 23, 2011, these same defendants, as well as Holdco and Merger Sub, were named in a second putative stockholder class action complaint filed in the same court by another purported Citadel stockholder. The complaints allege that Citadel’s directors breached their fiduciary duties by approving the merger for allegedly inadequate consideration and following an allegedly unfair sale process. The complaint in the first action also alleges that Citadel’s directors breached their fiduciary duties by allegedly withholding material information relating to the merger. The two complaints further allege that Citadel and Cumulus Media aided and abetted the Citadel directors’ alleged breaches of fiduciary duties, and the complaint filed in the second action alleges, additionally, that Holdco and Merger Sub aided and abetted these alleged breaches of fiduciary duties. The complaints seek, among other things, a declaration that the action can proceed as a class action, an order enjoining the completion of the merger, rescission of the merger, attorneys’ fees, and such other relief as the court deems just and proper. The complaint filed in the second action also seeks rescissory damages. On June 23, 2011, the court consolidated the two Nevada actions and appointed lead counsel. On July 29, 2011, lead counsel filed a Notice of Voluntary Dismissal dismissing the claims of one of the two Nevada plaintiffs against all the defendants without prejudice, because the plaintiff no longer had standing to pursue claims on his own behalf or on behalf of the putative class. The claims of the putative class have not yet been dismissed.

On May 6, 2011, two purported common stockholders of Citadel filed a putative class action complaint against Citadel, its board of directors, Cumulus Media, Holdco, and Merger Sub in the Delaware Chancery Court. On July 19, 2011, the plaintiffs in the Delaware action filed an amended complaint alleging that Citadel’s directors breached their fiduciary duties to Citadel’s stockholders by approving the merger for allegedly inadequate consideration, following an allegedly unfair sale process, and failing to disclose material information related to the merger. The amended complaint further alleges that Citadel, Cumulus Media, Holdco, and Merger Sub aided and abetted these alleged fiduciary breaches. The complaint seeks, among other things, an order enjoining the merger, a declaration that the action is properly maintainable as a class action, and rescission of the merger agreement, as well as attorneys’ fees and costs. Also on July 19, 2011, the plaintiffs in the Delaware action filed a Motion for Expedited Proceedings. On July 20, 2011, the plaintiffs in the Delaware action filed a Motion for Preliminary Injunction, seeking an order preliminarily enjoining the merger. On August 1, 2011, the plaintiffs in the Delaware action filed a Notice of Dismissal pursuant to Court of Chancery Rule 41(a)(1)(i) dismissing their claims against all of the defendants without prejudice. On August 3, 2011, the plaintiffs in the Delaware action filed a revised Notice and proposed Order of Dismissal pursuant to Rule 41(a)(1)(i) seeking dismissal of their claims against all defendants without prejudice. The claims of the putative class have not yet been dismissed.

Each of Cumulus Media and Citadel is obliged under certain circumstances to indemnify and hold harmless each of their respective directors and officers from and against any and all claims and liabilities to which such director or officer shall have become subject by reason of being a director or officer, to the full extent permitted under Delaware law. An adverse outcome in these lawsuits could prevent or delay the consummation of the merger and result in substantial costs to Citadel and/or Cumulus Media. It is also possible that other similar lawsuits may be filed in the future. Neither Cumulus Media nor Citadel can reasonably estimate any possible loss from current or future litigation.

Accounting Treatment of the Merger

The merger will be accounted for under the acquisition method of accounting, in conformity with GAAP. Under the acquisition method of accounting, the assets and liabilities of Citadel as of the effective time of the merger will be recorded at their respective fair values and added to those of Cumulus Media. Any excess of purchase price over the fair value of the assets will be recorded as goodwill. Financial statements of Cumulus Media issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Citadel.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion is a general summary of the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below). The following discussion does not address any aspects of U.S. taxation other than U.S. federal income taxation. This discussion does not address any non-income or other taxes or any foreign, state or local tax consequences of the merger.

CITADEL URGES YOU TO CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder of common stock in light of that holder’s particular circumstances or to a holder subject to special rules (such as a foreign person, controlled foreign corporation, passive foreign investment company, company that accumulates earnings to avoid U.S. federal income tax, tax-exempt organization, financial institution, broker or dealer in securities, insurance company, mutual fund, person subject to the alternative minimum tax, regulated investment company, real estate investment trust, person who holds Citadel common stock as part of a hedging or conversion transaction or as part of a short-sale or straddle, or through a partnership or other pass-through entity for U.S. federal income tax purposes or a person who acquired Citadel common stock pursuant to the exercise of an option or otherwise as compensation). This discussion is based on the Code, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this information statement/proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion applies only to a holder that holds its Citadel common stock as a “capital asset” (generally, an asset held for investment).

For purposes of this discussion, a “U.S. holder” is a beneficial holder of Citadel common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Citadel common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partners of partnerships holding Citadel common stock should consult their own tax advisors regarding the tax consequences of the merger to them.

Tax Consequences of the Merger to U.S. Holders

The Citadel stockholders’ receipt of the merger consideration in exchange for their Citadel common stock in the merger will be a fully taxable transaction. Accordingly, a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the sum of (A) the amount of any cash received by such holder and (B) the fair market value, at the time of the merger, of any Cumulus Media Class A common stock, Cumulus Media Class B common stock or warrants therefor received by such holder, and (2) such holder’s adjusted tax basis in shares of Citadel common stock owned by such holder immediately prior to the merger.

Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the shares of Citadel common stock immediately prior to the merger is more than one year. The amount and character of gain or loss must be calculated separately for each identifiable block of shares of Citadel common stock surrendered. For U.S. holders that are individuals, long-term capital gain is generally taxed at preferential U.S. federal rates (currently 15%). The deductibility of capital losses is subject to certain limitations. Each U.S. holder is urged to consult its tax advisor regarding the manner in which gain or loss should be calculated as a result of the merger.

The U.S. holder’s tax basis in any shares of Class A common stock, Cumulus Media Class B common stock or warrants therefor received in the merger will equal the fair market value of such shares or warrants at the time of the merger and the holding period for such shares or warrants will begin on the date immediately following the merger.

Citadel Stockholders Exercising Dissenters’ Rights

A holder of Citadel common stock that receives solely cash in exchange for such stock in the merger pursuant to the exercise of dissenters’ rights under Delaware law will recognize gain or loss equal to the difference between (1) the tax basis of the Citadel common stock surrendered and (2) the amount of the cash received therefor. Any such gain or loss will generally be long-term capital gain or loss if the holder’s holding period in the shares of Citadel common stock immediately prior to the merger is more than one year.

Backup Withholding

Backup withholding, currently at a rate of 28%, may apply with respect to payments received in connection with the merger unless the holder of the Citadel common stock receiving such a payment (i) is an exempt holder (generally, a corporation, tax-exempt organization, qualified pension or profit-sharing trust, individual retirement account, or nonresident alien individual who or which, when required, certifies as to his, her or its status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowable as a refund or credit against a holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this information statement/proxy statement/prospectus and which is incorporated by reference herein. The description in this section and elsewhere in this information statement/proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. Cumulus Media and Citadel encourage you to read carefully the merger agreement in its entirety before making any decisions regarding the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about Citadel or Cumulus Media contained in this information statement/proxy statement/prospectus or in Citadel’s or Cumulus Media’s public reports filed with the SEC may supplement, update or modify the factual disclosures about Citadel or Cumulus Media contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by Citadel, Cumulus Media, Holdco and Merger Sub were qualified and subject to important limitations agreed to by Citadel, Cumulus Media, Holdco and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the merger agreement may have the right not to close the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this information statement/proxy statement/prospectus, may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this information statement/proxy statement/prospectus.

The Merger

Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, at the effective time of the merger, Merger Sub, an indirect wholly-owned subsidiary of Cumulus Media and a party to the merger agreement, will merge with and into Citadel. Citadel will survive the merger as an indirect wholly-owned subsidiary of Cumulus Media and the separate corporate existence of Merger Sub will cease.

Effective Time; Closing; Marketing Period

The effective time of the merger will occur at the time that Citadel files a certificate of merger with the Secretary of State of the State of Delaware on the closing date of the merger or such other time as agreed to by Cumulus Media and Citadel and specified in the certificate of merger. Unless the parties agree otherwise, the closing of the merger will occur on the later of (i) the sixth business day after all of the mutual conditions to the merger set forth in the merger agreement have been satisfied or waived, or if on such day any condition of Cumulus Media, Holdco, Merger Sub or Citadel has not yet been satisfied or waived, as soon as practicable after all such conditions have been satisfied and (ii) the earlier of (a) a date specified by Cumulus Media on at least two business days notice to Citadel and (b) two business days following the final day of the marketing period summarized below. For further discussion on the conditions to the merger, see “— Conditions to Completion of the Merger” on page 168.

The purpose of the marketing period is to provide Cumulus Media with a reasonable and appropriate period of time during which it can market and place the debt financing contemplated by the debt financing agreements for the purpose of financing the merger.

Pursuant to the merger agreement, Cumulus Media has agreed:

•	to use its reasonable best efforts to arrange and obtain the debt and equity financing for the merger on the terms and conditions described in the financing agreements, maintain in effect the financing agreements (including any definitive agreements entered into in connection thereto), satisfy on a timely basis (taking into account the marketing period) all conditions in the financing agreements applicable to Cumulus Media, Holdco and Merger Sub to obtaining the debt and equity financing, consummate the equity financing at or prior to the closing, negotiate and enter into definitive agreements with respect to the debt commitment letter on terms and conditions contained therein or consistent in all material respects therewith and promptly upon execution thereof provide complete executed copies of such definitive agreements to Citadel, consummate the debt financing at or prior to the closing, and fully enforce the counterparties’ obligations and its rights under the financing agreements, including by suit or other appropriate proceeding to cause the lenders under the debt financing and the equity investors under the Investment Agreement to fund in accordance with their respective commitments if all conditions to funding the debt financing and equity financing in the applicable financing agreements have been satisfied or waived; and

•	if any portion of the amount of the debt financing necessary to consummate the transactions contemplated by the merger agreement becomes unavailable on the material terms and conditions contemplated by the applicable financing agreements, (i) Cumulus Media is required to promptly notify Citadel and (ii) Cumulus Media has agreed to use its reasonable best efforts to arrange and obtain alternative debt financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the merger agreement with terms and conditions not materially less favorable, taken as a whole, to Cumulus Media, Holdco and Merger Sub, as promptly as practicable following the occurrence of such event but no later than the final day of the marketing period.

The “marketing period” is defined in the merger agreement as the first period of twenty (20) consecutive days beginning on the first business day after which time Cumulus Media has received certain financial information required to be provided by Citadel under the merger agreement, the conditions to the obligations of Cumulus Media (other than those conditions that by their own terms cannot be satisfied until the closing) to the merger have been and remain satisfied and Citadel has provided in all material respects all cooperation it is required to provide to assist with the financing. To the extent all the conditions to the obligations of Cumulus Media (other than those conditions that by their own terms cannot be satisfied until the closing and those with regard to the expiration or termination of any applicable waiting period under the HSR Act and the FCC Approval) to the merger have been and remain satisfied as of May 10, 2012, the marketing period will be deemed to commence on May 11, 2012. “FCC Approval” is defined in the merger agreement as any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Merger Sub, Holdco or Cumulus Media (or any affiliate of Merger Sub, Holdco or Cumulus Media) of the FCC Authorizations as proposed in the FCC Applications.

If the marketing period (i) would otherwise include any day which is on or after August 20, 2011 and on or before September 5, 2011, then the marketing period will commence on September 6, 2011 and will not be deemed to have commenced until September 6, 2011, (ii) would otherwise include any day which is on or after December 17, 2011 and on or before January 2, 2012, then the marketing period will commence on January 3, 2012 and will not be deemed to have commenced until January 3, 2012, (iii) would otherwise commence on any day which is on or after May 24, 2012 and on or before May 29, 2012, then the marketing period will commence on May 30, 2012 and will not be deemed to have commenced until May 30, 2012, or (iv) is commenced prior to May 24, 2012 and will include any day which is on or after May 24, 2012 and on or before May 29, 2012, then the marketing period will be tolled from May 24, 2012 to May 29, 2012, inclusive, and no days during such period from May 24, 2012 to May 29, 2012, inclusive, will be deemed to be days elapsed for purposes of calculating the marketing period.

Cumulus Media and Citadel currently expect to complete the merger by the end of 2011, subject to receipt of required stockholder and regulatory approvals and to the satisfaction or waiver of the other conditions to the merger described below.

Conditions to Completion of the Merger

Citadel and Cumulus Media may not complete the merger unless each of the following conditions is satisfied or waived:

•	the merger agreement must have been approved by the affirmative vote of the holders of a majority of the outstanding Citadel common stock as of the record date;

•	the shares of Cumulus Media Class A common stock to be issued in the merger must have been authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance;

•	the waiting period applicable to the merger under the HSR Act must have been terminated or expired;

•	the FCC Approval must have been granted without any conditions that would have a material adverse effect on Cumulus Media and Citadel on a combined basis after the merger is completed;

•	this registration statement of which this information statement/proxy statement/prospectus forms a part must have been declared effective by the SEC and must not be subject to any stop order or proceedings initiated or threatened by the SEC;

•	at least twenty (20) business days must have elapsed since the mailing of this information statement/proxy statement/prospectus to holders of Cumulus Media common stock; and

•	no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the transactions contemplated under the merger agreement shall be in effect and completion of the merger must not be illegal under any applicable statute, rule, regulation, order, injunction or decree.

In addition, each of Citadel’s and Cumulus Media’s obligations to effect the merger is subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of the other party being true and correct (ignoring for such purposes any reference to material adverse effect or materiality contained in each representation or warranty) but in the aggregate, subject to the material adverse effect standard provided in the merger agreement and summarized below;

•	the other party having performed or complied with, in all material respects, all obligations required to be performed or complied with by it under the merger agreement;

•	the receipt of an officer’s certificate executed by the chief executive officer or chief financial officer of the other party certifying that the two preceding conditions have been satisfied; and

•	there shall not have occurred at any time after the date of the merger agreement any material adverse effect on the other party.

For purposes of the merger agreement, the term “material adverse effect” means, with respect to either of Citadel or Cumulus Media, any change, effect, event, occurrence or state of facts that has had or is reasonably likely in the future to have, individually or when considered with other effects, a material adverse effect (A) on the business, results of operations or financial condition of such party and its subsidiaries taken as a whole or (B) on the ability of such party to timely consummate the transactions contemplated by the merger agreement. However, any change, effect, event occurrence or state of facts resulting from the following will not be deemed to have a material adverse effect: (1) changes, after March 9, 2011, in generally accepted accounting principles; (2) actions or omissions of Cumulus Media or Citadel, as applicable, taken with the prior written consent of the other party to the merger agreement; (3) matters to the extent specifically disclosed in the disclosure letters provided by Cumulus Media and Citadel in connection with the merger agreement, as applicable; (4) compliance of Cumulus Media or Citadel, as applicable, with the terms and conditions of the merger agreement; (5) any failure by Cumulus Media or Citadel, as applicable, to meet any published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Cumulus Media or Citadel, as applicable, to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself, provided that such exception does not prevent or otherwise affect a determination that the underlying cause (if not otherwise falling within any of the other exceptions described above) is a “material adverse effect;” (6) changes affecting any of the industries in which Citadel or Cumulus Media operate generally, or changes in laws, rules or regulations of general applicability to companies in the industries in which Citadel, Cumulus Media and their respective subsidiaries operate, except to the extent those changes have a disproportionate effect on such party; (7) any change in the price or trading volume of Citadel common stock, Citadel warrants or Cumulus Media common stock, in and of itself, provided that such exception does not prevent or otherwise affect a determination that the underlying cause (if not otherwise falling within any of the other exceptions described above) is a “material adverse effect”; (8) the announcement of the transactions contemplated by the merger agreement and performance of the merger agreement or the identity of the parties to the merger agreement (including the initiation of litigation by any person with respect to the merger agreement or the related transactions, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees (including the threatened or actual termination, suspension, modification or reductions in such relationships) of Cumulus Media or Citadel, as applicable, and their respective subsidiaries due to the announcement and performance of the merger agreement); or (9) any events or changes affecting general worldwide economic or capital market conditions, except to the extent those events or changes have a disproportionate effect on Cumulus Media or Citadel.

Reasonable Best Efforts to Obtain Citadel Stockholder Approval

Citadel has agreed to hold a meeting of its stockholders as soon as is reasonably practicable after this information statement/proxy statement/prospectus is declared effective by the SEC for mailing for the purpose of such stockholders voting on the adoption of the merger agreement. Citadel has agreed to use its reasonable best efforts to obtain such stockholder approval, subject to its right of termination. The merger agreement requires Citadel to submit the merger agreement to a stockholder vote even if its board of directors no longer recommends adoption of the merger agreement. The board of directors of Citadel has approved the merger by a unanimous vote and directed that the merger be submitted to the Citadel stockholders for their consideration.

No-Solicitation of Alternative Proposals

The merger agreement contains detailed provisions prohibiting Citadel from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, Citadel has agreed that, from the time of the execution of the merger agreement until the consummation of the merger or the termination of the merger agreement, it will not, and will not authorize or permit, any of its subsidiaries, officers, directors, employees, investment banks, attorneys or other advisors or representatives, and will cause such parties, to not:

•	initiate, solicit or knowingly encourage the submission of, or participate or engage in any negotiations or discussions with respect to, any acquisition proposal (as described below);

•	in connection with any potential acquisition proposal, disclose or furnish any nonpublic information or data to any person concerning Citadel or afford any person access to the properties, books or records of Citadel or its subsidiaries; or

•	enter into or execute, or propose to enter into or execute, any acquisition agreement.

The merger agreement requires Citadel and its subsidiaries to cease and terminate any discussions or negotiations with any persons conducted prior to the execution of the merger agreement regarding an alternative acquisition proposal, request the prompt return or destruction of all confidential information previously furnished to any such persons or their representatives and immediately terminate all access to data previously granted to any such person or their representatives.

For purposes of the merger agreement, the term “acquisition proposal” means any proposal, indication of interest or offer from any person (other than a proposal or offer made by Cumulus Media, Holdco, Merger Sub, Macquarie or Crestview, or any affiliate thereof):

•	to acquire or purchase, directly or indirectly, in one transaction or a series of transaction, any assets or businesses that constitute 20% or more of the assets of Citadel and its subsidiaries (taken as a whole); or

•	with respect to any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving Citadel or its subsidiaries pursuant to which any person or the stockholders of any person would beneficially own 20% or more of the outstanding Citadel preferred stock and Citadel common stock or 20% or more of any class of equity security of Citadel’s subsidiaries or of any resulting parent company of Citadel, other than the transactions contemplated by the merger agreement.

The merger agreement permits Citadel or its board of directors to comply with Rule 14d-9 and Rule 14e-2 under the Exchange Act with regard to any acquisition proposal that Citadel may receive or to make any other disclosure to the stockholders of Citadel, if the board of directors of Citadel determines in good faith (after consultation with outside legal counsel), that the failure to take such action would be inconsistent with any applicable law.

Notwithstanding the terms above or any other term in the merger agreement to the contrary, Citadel and its subsidiaries, officers, directors, employees, investment banks, attorneys or other advisors or representatives will be permitted, prior to the receipt of the requisite Citadel stockholder approval, to furnish information with respect to Citadel and its subsidiaries to a person making an acquisition proposal that was not solicited by Citadel or its subsidiaries, officers, directors, employees, investment banks, attorneys or other advisors or representatives, and participate in discussions and negotiations with respect to such acquisition proposal received by Citadel if its board of directors determines in good faith (after consultation with financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to lead to an acquisition proposal that is a superior proposal (as described below).

Citadel has also agreed in the merger agreement that it will as promptly as reasonably practicable, and in any event within 24 hours after receipt, notify Cumulus Media of any acquisition proposal or any request for information or inquiry which Citadel believes could reasonably be expected to lead to an acquisition proposal, the identity of the person making any such acquisition proposal, request or inquiry, and that it will provide Cumulus Media the material terms of any such acquisition proposal, request or inquiry. In addition, Citadel has agreed to keep Cumulus Media reasonably informed on a prompt basis, and in any event within 24 hours of Citadel being aware of such changes, of any material changes to any such acquisition proposal, request or inquiry and to not enter into any confidentiality agreement that is materially less restrictive than that entered into between Citadel and Cumulus Media with any person subsequent to the date of the merger agreement or which prohibits Citadel from providing such information to Cumulus Media. Citadel has also agreed not to grant any waiver, amendment or release under any standstill agreement to which Citadel is a party, unless the board of directors of Citadel determines in good faith (after consultation with outside legal counsel), that the failure to take such action would be inconsistent with applicable law.

For purposes of the merger agreement, superior proposal means a proposal or offer constituting an acquisition proposal (except that the reference to “20%” in the definition of acquisition proposal is deemed to be a reference to “50%”), if consummated, that the board of directors of Citadel determines in good faith (after consultation with its outside legal counsel and financial advisors) to be:

•	more favorable to the stockholders and warrant holders of Citadel than the transactions contemplated by the merger agreement, taking into account all relevant factors (including all terms and conditions of such proposal and the merger agreement (including any changes to the terms of the merger agreement proposed by Cumulus Media in response to such offer or otherwise)); and

•	is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal.

Citadel Board Recommendation

The merger agreement provides that neither the board of directors of Citadel nor any committee thereof will, directly or indirectly:

•	withdraw or modify, or publicly propose to withdraw or modify in any manner adverse to Cumulus Media, its recommendation that Citadel’s stockholders approve and adopt the merger agreement;

•	approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any acquisition proposal;

•	in the event of a tender offer or exchange offer for any outstanding shares of Citadel common stock or Citadel preferred stock, fail to recommend against acceptance of such tender offer or exchange offer by Citadel’s stockholders within ten business days of the commencement thereof;

•	recommend that Citadel’s stockholders reject adoption of the merger agreement or the transactions contemplated thereby;

•	allow Citadel or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement related to any acquisition proposal; or

•	require Citadel to abandon, terminate or fail to consummate the transactions contemplated by the merger agreement.

Notwithstanding the terms above or any other term in the merger agreement to the contrary, subject to the conditions described below, the board of directors of Citadel may, at any time prior to the adoption of the merger agreement by the stockholders of Citadel, in response to a superior proposal that did not result from a breach of the non-solicitation covenants of the merger agreement, cause Citadel’s board of directors to effect an adverse recommendation change or terminate the merger agreement and concurrently enter into an acquisition agreement with respect to a superior proposal.

The board of directors of Citadel may only effect an adverse recommendation change or terminate the merger agreement to accept a superior proposal if and to the extent that Citadel’s board of directors determines in good faith, after consultation with outside counsel and its financial advisor, that failing to take any such action would be reasonably likely to be inconsistent with the directors’ obligations under applicable law only:

•	if the board of directors of Citadel provides written notice to Cumulus Media that the board of directors of Citadel is prepared to terminate the merger agreement to accept a superior proposal and provides Cumulus Media the terms and conditions relating to the transaction that constitutes such superior proposal, including the identity of the person making such superior proposal and reasonable details regarding the cause for, and nature of, the withdrawal or modification to the board of directors of Citadel’s recommendation;

•	at a time after 5:00 p.m. (NY time) on the fourth business day following Citadel’s delivery to Cumulus Media of such written notice advising Cumulus Media that the board of directors of Citadel intends to take such action, with any amendment to the financial terms or any other material term of such superior proposal requiring a new notice of such superior proposal and a new four business day period; and

•	if during such four business day period(s), the board of directors of Citadel will and will cause its financial and legal advisors, to the extent requested by Cumulus Media, to negotiate in good faith with Cumulus Media regarding any revisions to the terms of the merger agreement to so that such acquisition proposal ceases to constitute a superior proposal, or the cause for the adverse recommendation change ceases to exist, as applicable.

Merger Consideration

Citadel Shares

The merger agreement provides that each share of Citadel Class A common stock and Citadel Class B common stock outstanding immediately prior to the effective time of the merger (other than shares owned by Citadel as treasury stock, shares owned by Cumulus Media or Merger Sub or shares held by holders properly exercising appraisal rights under Delaware law) will be converted at the effective time of the merger into the right to receive, at the election of the holder, either $37.00 in cash or 8.525 shares of Cumulus Media Class A common stock (or due to certain FCC ownership limitations, shares of Cumulus Media Class B common stock, or warrants for Cumulus Media Class A common stock or Cumulus Media Class B common Stock), in either case subject to proration if holders of Citadel common stock and Citadel warrants elect to receive cash consideration exceeding the Cash Consideration Cap or stock consideration exceeding the Stock Consideration Cap. See “The Merger — Citadel Stockholders and Warrant Holders Making Cash and Stock Elections — Proration Procedures” on page 156 for more information on how the proration procedures will work. See “— FCC Ownership Limitations” on page 173 for more information on the type of Cumulus Media securities to be issued.

The right of Citadel stockholders to receive shares of Cumulus Media Class A common stock is subject to a good faith determination by Cumulus Media that distribution of such Class A common stock would not result in or be likely to result in a violation of the Communications Act or FCC rules and policies. If the distribution of shares of Cumulus Media Class A common stock to a Citadel stockholder or warrant holder would or is likely to result in such a violation, Cumulus Media will issue to the Citadel stockholder or warrant holder a warrant to acquire an equal number of shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock in exchange for his or her shares of Citadel common stock or warrants. To facilitate that determination, each Citadel stockholder and warrant holder will be asked to complete an ownership certification and a related FCC worksheet in connection with its election to receive cash or stock as merger consideration. Failure to complete that ownership certification and related FCC worksheet will result in the stockholder or warrant holder receiving warrants for Cumulus Media Class A common stock or Cumulus Media Class B common stock.

The merger agreement provides that each share of Citadel common stock owned by Merger Sub or owned by Citadel as treasury stock will be cancelled without any conversion or payment of consideration. Shares of Citadel common stock owned by stockholders with respect to which appraisal has been properly demanded under Delaware law, unless such demand has been withdrawn or becomes ineligible, will be cancelled without payment of consideration. Such stockholders will instead be entitled to the appraisal rights provided under Delaware law as described under “The Merger — Appraisal Rights” on page 159. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the effective time of the merger will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the surviving corporation.

Cumulus Media will not issue any fractional shares of Cumulus Media common stock in the merger. Instead, a stockholder or warrant holder of Citadel who otherwise would have received a fraction of a share of Cumulus Media common stock will receive an amount in cash equal to such fractional amount multiplied by $4.34.

For information on the treatment of Citadel stock options, Citadel restricted stock and Citadel warrants, see ‘‘— Treatment of Citadel Warrants” and “— Treatment of Citadel Stock Options and Other Equity-Based Awards” below.

Treatment of Citadel Warrants

The merger agreement provides that each Citadel warrant outstanding as of the effective time will be adjusted at the effective time of the merger into the right to receive upon exercise of such Citadel warrant, at the election of the holder, either $37.00 in cash or 8.525 shares of Cumulus Media Class A common stock, in either case subject to proration if the holders of Citadel common stock and Citadel warrants elect to receive cash consideration exceeding the Cash Consideration Cap or stock consideration exceeding the Stock Consideration Cap. See “The Merger — Citadel Stockholders and Warrant Holders Making Cash and Stock Elections — Proration Procedures” below for more information on how the proration procedures will work. See “— FCC Ownership Limitations” below for more information on ownership certifications and FCC worksheets required for Citadel warrant holders to receive Cumulus Media Class A common stock.

As in the case of the issuance of shares to Citadel stockholders, distribution of shares of Cumulus Media Class A common stock to Citadel warrant holders is also subject to a good faith determination by Cumulus Media, after review of the ownership certification and related FCC worksheet to be completed by each Citadel warrant holder, that distribution of Cumulus Media Class A common stock will not, or will not be reasonably likely to, result in a violation of the Communications Act or FCC rules and policies (and, if Cumulus Media does determine otherwise, the Citadel warrant holder will receive a warrant to acquire an equal number of Cumulus Media Class A common stock or Cumulus Media Class B common stock).

Treatment of Citadel Stock Options and Other Equity-Based Awards

Citadel Stock Options.  At least ten business days prior to the election deadline, each unvested and outstanding option to purchase shares of Citadel Class A common stock under the Citadel Plan will become fully vested and exercisable and shall terminate upon the consummation of the merger. If any option is not exercised on or prior to the election deadline, upon the consummation of the merger such outstanding option will be deemed exercised for that number of shares of Citadel Class A common stock equal to (x) the number of shares of Citadel Class A common stock subject to such option minus (y) the number of shares of Citadel Class A common stock subject to such option which, when multiplied by the fair market value (as defined in the Citadel Plan) of a share of Citadel Class A common stock as of the day that is one business day before the date the merger is consummated, is equal to the aggregate exercise price of such option. Pursuant to the merger agreement, each resulting share of Citadel Class A common stock will be converted into the right to receive an amount of the consideration choice selected for the majority of Citadel shares and warrants for which an election was properly made (or deemed made), subject to the proration described above; provided, that any resulting fractional shares will be converted into a cash amount equal to the product obtained by multiplying the fractional interest by $4.34.

Citadel Restricted Stock.  Upon the consummation of the merger each restricted stock award outstanding immediately prior to the consummation of the merger will be converted at the election of the holder and on the same terms and conditions as were applicable to such award immediately prior to the consummation of the merger into a right to receive cash or Cumulus Media common stock, determined in accordance with the terms of the merger agreement and will be payable at the time such restricted stock award vests. In addition, upon consummation of the merger, each restricted stock award will vest in full upon the holder’s termination of service by Citadel without cause (as such term is defined in the Citadel Plan) or by the holder for good reason (as such term is defined in the Citadel Plan assuming no other agreement or arrangement supersedes such definition). Any resulting fractional shares of Cumulus Media Class A common stock will be rounded down to the nearest whole share and any fractional share of Cumulus Media Class A common stock lost due to such rounding will be converted into a cash amount, payable at the time such restricted stock award vests, equal to the product obtained by multiplying the fractional interest by $4.34.

FCC Ownership Limitations

Pursuant to the merger agreement, if Cumulus Media reasonably determines (after consultation with its legal counsel) based on information supplied in the ownership certification and FCC worksheet submitted by a stockholder or warrant holder of Citadel, that the issuance of shares of Cumulus Media Class A common stock to a stockholder or warrant holder of Citadel will cause, or is reasonably likely to cause, Cumulus Media to be in violation of the Communications Act or FCC rules and policies, any shares of Cumulus Media Class A common stock that would have been issued as merger consideration will by virtue of the merger be converted automatically, in the exercise of Cumulus Media’s good faith discretion, into either (i) warrants, on substantially similar terms to warrants of Citadel, exercisable for such number of shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock equal to the number of shares of Cumulus

Media Class A common stock such holder would have received as merger consideration or (ii) such number of shares of Cumulus Media Class B common stock equal to the number of shares of Cumulus Media Class A common stock such holder would have received as merger consideration.

In the event a stockholder or warrant holder of Citadel entitled to receive shares of Cumulus Media Class A common stock as merger consideration fails to submit an ownership certification and related FCC worksheet, then, in accordance with the merger agreement, any shares of Cumulus Media Class A common stock that would have been issued as merger consideration to such holder will by virtue of the merger be converted automatically into warrants, on substantially similar terms to warrants of Citadel, exercisable for such number of shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock equal to the number of shares of Cumulus Media Class A common stock such holder would have received as merger consideration (as described under “The Merger — Exchange of Citadel Shares” on page 158).

Adjustments to Prevent Dilution

The Cumulus Media stock portion of the merger consideration (and any other similarly dependent items) will be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Cumulus Media common stock), stock combination, recapitalization, reclassification reorganization combination, exchange of shares or other similar change with respect to Cumulus Media common stock having a record date on or after March 9, 2011 and prior to the effective time of the merger.

Withholding

The surviving corporation, Cumulus Media and the exchange agent will be entitled to deduct and withhold from payments of cash pursuant to the merger the amounts it is required to deduct and withhold under any U.S. federal, state, local or foreign tax law. To the extent withheld, such withheld amounts will be treated for all purposes of the merger agreement as having been paid to the stockholders and/or warrant holders of Citadel from whom they were withheld.

Dividends and Distributions

Until Citadel stock certificates (or affidavits of loss in lieu thereof) or book-entry shares are surrendered for exchange, dividends or other distributions declared after the effective time of the merger with respect to shares of Cumulus Media common stock with a record date after the effective time of the merger will accrue but will not be paid.

Financing Covenant; Citadel Cooperation

Cumulus Media has agreed to use its reasonable best efforts to:

•	arrange and obtain the equity and debt financing for the merger on the terms and conditions described in the financing agreements;

•	maintain in effect the financing agreements (including any definitive agreements entered into in connection therewith);

•	satisfy on a timely basis (taking into account the marketing period) all conditions in the financing agreements applicable to Cumulus Media, Holdco and Merger Sub to obtaining the financing;

•	consummate the equity financing at or prior to the closing;

•	negotiate and enter into definitive agreements with respect to the debt commitment letter on terms and conditions contained therein or consistent in all material respects therewith and promptly upon execution thereof provide complete executed copies of such definitive agreements to Citadel;

•	consummate the debt financing at or prior to the closing; and

•	fully enforce the counterparties’ obligations and its rights under the financing agreements, including by suit or other appropriate proceeding to cause the lenders under the debt financing and the equity investors under the Investment Agreement to fund in accordance with their respective commitments if all conditions to funding the debt financing and equity financing in the applicable financing agreements have been satisfied or waived.

Pursuant to the merger agreement, Cumulus Media has also agreed not to permit certain amendments or waivers to the financing agreements.

Cumulus Media is required to keep Citadel reasonably informed on a timely basis of the status of Cumulus Media’s, Holdco’s and Merger Sub’s efforts to arrange the financing and to satisfy the conditions thereof, including, upon Citadel’s reasonable request, (i) advising and updating Citadel with respect to the status, proposed closing date and material terms of the material definitive documentation for the financing and (ii) providing copies of the current drafts of all such definitive documentation.

In addition, if any portion of the amount of the financing necessary to consummate the transactions contemplated by the merger agreement becomes unavailable on the material terms and conditions contemplated by the applicable financing agreements, (i) Cumulus Media is required to promptly notify Citadel and (ii) Cumulus Media has agreed to use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by the merger agreement with terms and conditions contemplated by the financing agreements not materially less favorable to Cumulus Media, Holdco and Merger Sub, as promptly as practicable following the occurrence of such event but no later than the final day of the marketing period.

Pursuant to the merger agreement, Citadel has agreed to, and has agreed to cause its subsidiaries and representatives to, cooperate in connection with the arranging, obtaining and syndicating of the financing for the merger as may be reasonably requested by Cumulus Media and is customary and necessary in connection with the financing. Cumulus Media has agreed to promptly, upon request by Citadel, reimburse Citadel for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Citadel or any of its subsidiaries in connection with such cooperation of Citadel and its subsidiaries and Cumulus Media has agreed to indemnify Citadel, its subsidiaries and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection therewith (other than in respect to any information relating to Citadel provided in writing by Citadel or any of its subsidiaries).

Citadel Notes Tender Offer

Pursuant to the merger agreement, upon the request of Cumulus Media, Citadel is required to use its reasonable best efforts to commence, as promptly as practicable following the date of receipt of certain applicable documents and instructions from Cumulus Media, an offer to purchase, and related consent solicitations with respect to, all of the outstanding 7.75% Senior Secured Notes due 2018 (the “notes”) of Citadel on the terms and conditions determined by Cumulus Media or as may otherwise agreed between Citadel and Cumulus Media (the “notes tender offer”). Concurrent with the effective time of the merger, Cumulus Media will cause Citadel to accept for payment, and after the effective time of the merger Cumulus Media will cause the surviving corporation to promptly pay for, the notes that have been properly tendered and not properly withdrawn pursuant to the notes tender offer and, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the notes tender offer. Pursuant to the merger agreement, subject to certain exceptions, Cumulus Media, Holdco and Merger Sub are required to indemnify and hold harmless Citadel and its subsidiaries and their respective representatives, from and against any and all losses damages and claims incurred by them in connection with any dealer manager or solicitation agent agreement or in connection with the notes tender offer and the notes tender offer documents.

Regulatory Matters; Third Party Consents

Filings

Pursuant to the merger agreement, Citadel and Cumulus Media agreed to cooperate and use their respective reasonable best efforts to (i) promptly prepare and file all necessary documentation, (ii) effect all applications, notices, petitions and filings, (iii) obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the merger agreement, (iv) comply with the terms and conditions of the foregoing, (v) promptly advise the other upon receiving any communication from any governmental entity, consent or approval of which is required to consummate the transactions contemplated by the merger agreement and (vi) give any notices to third parties and obtain any third party consents necessary, proper or advisable to consummate the merger.

Regulatory Matters

Under the HSR Act and the rules promulgated thereunder, Citadel and Cumulus Media cannot complete the merger until they each file a notification and report form with the FTC and the DOJ, and the applicable waiting period has expired or been terminated. In connection with seeking to obtain the termination of the waiting period under the HSR Act, and in order to complete the merger, Cumulus Media and Citadel are negotiating an agreement which is expected to provide for the divestiture of three radio stations and related assets, with one of the to-be-divested stations being authorized to utilize the programming and other intellectual property of another of Cumulus Media’s radio stations in exchange for the programming and other intellectual property of one of the to-be-divested stations; assuming that the negotiations are successful for which there can be no assurance. Cumulus Media and Citadel currently anticipate that the waiting period under the HSR Act will terminate by mid-September 2011, although no assurances of the timing thereof, or the conditions thereto, can be provided.

FCC Approval

Under the Communications Act, Citadel and Cumulus Media may not complete the merger unless they have first obtained the FCC Approval for the transfer of control to Merger Sub, Holdco or Cumulus Media (or any of their respective affiliates) of the FCC Authorizations held by Citadel, Cumulus Media or their respective subsidiaries. FCC Approval is sought through the filing of the FCC Applications with the FCC, which are subject to comment and objections from members of the public. Pursuant to the merger agreement, the parties filed the FCC Applications in March 2011 to obtain FCC Approval. As of the deadline for filing petitions to deny the FCC Applications, two minor comments were filed by third parties. The FCC could rely on any petitions or other objections that are filed, or its own initiative, to deny an FCC Application, to require changes in the transaction documents relating to those FCC Applications, including divestiture of radio stations and other assets, or impose other conditions to the grant of any of the FCC Applications. The timing or outcome of the process for obtaining FCC Approval cannot be predicted.

Termination

Citadel and Cumulus Media may terminate the merger agreement at any time prior to effective time of the merger, whether before or after stockholders of Citadel have approved the merger agreement, by mutual written consent.

In addition, either Citadel or Cumulus Media may terminate the merger agreement at any time prior to the effective time of the merger by written notice to the other party if:

•	the closing has not occurred on or before March 8, 2012 (such date, as may be extended, the “termination date”), except that, if, as of the termination date, all conditions to the merger agreement have been satisfied or waived (other than those that are satisfied by action taken at the closing and the expiration or termination of any applicable waiting period under the HSR Act and receipt of the FCC Approvals), the termination date may be extended to June 8, 2012 by either Citadel or Cumulus Media;

•	any governmental entity has issued a final and non-appealable law or order or taken any other final and non-appealable action enjoining or otherwise prohibiting consummation of the transactions contemplated by the merger agreement;

•	stockholders of Citadel do not adopt the merger agreement at a meeting of the stockholders of Citadel or any adjournment or postponement of such meeting;

•	the FCC issues a decision which denies the FCC Applications or designates them for an evidentiary hearing; or

•	there is a breach by the non-terminating party of any of its representations, warranties, covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the termination date, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice by the terminating party, if earlier than the termination date.

In addition, Citadel may terminate the merger agreement by written notice to Cumulus Media if:

•	prior to the adoption of the merger agreement by the stockholders of Citadel, in order to concurrently enter into a definitive acquisition agreement with respect to an acquisition proposal that constitutes a superior proposal, (i) Citadel has complied with the requirements described under “— No-Solicitation of Alternative Proposals” on page 169 and (ii) prior to or concurrently with such termination, Citadel pays the termination fee described under “— Termination Fees” below; or

•	(i) the marketing period has ended and the conditions to Cumulus Media’s obligation to effect the merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing) have been satisfied on the date the closing should have been consummated, (ii) Citadel has irrevocably confirmed that all conditions to Citadel’s obligation to effect the merger have been satisfied or that it is willing to waive any unsatisfied conditions and (iii) the merger shall not have been consummated within the later of (a) six business days after satisfaction or waiver of Citadel’s and Cumulus Media’s obligation to close and (b) the earlier of (A) a date specified by Cumulus Media to Citadel on at least two business days’ notice and (B) two business days after the final day of the marketing period.

In addition, Cumulus Media may terminate the merger agreement by written notice to Citadel if:

•	the board of directors of Citadel effects a change in its recommendation that the stockholders of Citadel vote in favor of the adoption of the merger agreement;

•	the board of directors of Citadel materially fails to use its reasonable best efforts to obtain the requisite stockholder approval of Citadel to adopt the merger agreement;

•	Citadel materially fails to timely call a meeting of its stockholders for the purpose of obtaining the requisite stockholder approval required in connection with the merger agreement and the merger; or

•	Citadel materially breaches the “non-solicitation” provisions on page 169 under ‘‘— No-Solicitation of Alternative Proposals” above.

In some cases, termination of the merger agreement may require Citadel to pay a termination fee to Cumulus Media, or require Cumulus Media, Crestview or Macquarie to pay a termination fee to Citadel, as described below under “— Termination Fees.”

Termination Fees

Citadel Termination Fee

The merger agreement provides that Citadel is required to pay a termination fee of $52,700,000 to Cumulus Media in each of the following circumstances:

•	the merger agreement is terminated by Citadel prior to the adoption of the merger agreement by the stockholders of Citadel, in order to concurrently enter into a definitive acquisition agreement with respect to an acquisition proposal that constitutes a superior proposal, if earlier than the termination date, then Citadel must pay the termination fee concurrently with such termination;

•	the merger agreement is terminated by Cumulus Media upon a breach by Citadel of any of its representations, warranties, covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the termination date, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice by Cumulus Media, then Citadel must pay the termination fee within two business days after such termination;

•	the merger agreement is terminated by Cumulus Media because (i) the board of directors of Citadel effects a change in its recommendation that the stockholders of Citadel vote in favor of the adoption of the merger agreement, (ii) the board of directors of Citadel materially fails to use its reasonable best efforts to obtain the requisite stockholder approval of Citadel to adopt the merger agreement, (iii) Citadel materially fails to timely call a meeting of its stockholders for the purpose of obtaining the requisite stockholder approval required in connection with the merger agreement and the merger or (iv) Citadel materially breaches the “non-solicitation” provisions described under “— No-Solicitation of Alternative Proposals” above on page 169, then Citadel must pay the termination fee promptly following such termination; and

•	(i) after March 9, 2011 and prior to the termination of the merger agreement there was publicly disclosed or made known to the board of directors of Citadel an acquisition proposal, (ii) following such occurrence, the merger agreement is terminated by Citadel or Cumulus Media because the stockholder approval of Citadel was not obtained at the Citadel stockholders’ meeting or by Citadel or Cumulus Media because the merger was not consummated by the termination date (described under “— Termination” on page 176), and (iii) within 12 months of the date of such termination of the merger agreement, Citadel or any of its subsidiaries enters into a definitive agreement with respect to any acquisition proposal for 50% or more of the assets or voting power of Citadel or the transactions contemplated by any acquisition proposal for 50% of the assets or voting power of Citadel is consummated, then Citadel must pay the termination fee upon such execution or consummation.

In the event of a termination by Cumulus Media upon a material breach of any covenant or other agreement set forth in the merger agreement that is a consequence of a knowing and intentional act or failure to act by Citadel with the actual knowledge of an executive officer of Citadel that the taking of such act or failure to take such act would constitute a material breach of the merger agreement which would cause a failure of the conditions to the obligation of Cumulus Media, Holdco and Merger Sub to effect the merger, Citadel will be required to pay a termination fee of $80,000,000 to Cumulus Media.

Cumulus Media Termination Fee

The merger agreement provides that Cumulus Media, Crestview and Macquarie are required to pay their applicable portions of an aggregate termination fee of $60.0 million in each of the following circumstances:

•	the merger agreement is terminated by Citadel upon a breach by Cumulus Media of any of its representations, warranties, covenants or agreements in the merger agreement such that the closing conditions would not be satisfied by the termination date, or if capable of being cured, such breach has not been cured within 30 days following delivery of written notice by Citadel, if earlier than the termination date, subject to certain limitations, then Cumulus Media and each of Crestview and Macquarie must pay their applicable portion of the termination fee within two business days after such termination; and

•	the merger agreement is terminated by Citadel because (i) the marketing period has ended and the conditions to Cumulus Media’s obligation to effect the merger (other than those conditions that by their nature are to be satisfied by actions taken at the closing) have been satisfied on the date the closing should have been consummated, (ii) Citadel has irrevocably confirmed that all conditions to Citadel’s obligation to effect the merger have been satisfied or that it is willing to waive any unsatisfied conditions and (iii) the merger shall not have been consummated within the later of (a) six business days after satisfaction or waiver of Citadel’s and Cumulus Media’s obligation to close and (b) the earlier of (A) a date specified by Cumulus Media to Citadel on at least two business days’ notice and

(B) two business days after the final day of the marketing period, then Cumulus Media and each of Crestview and Macquarie must pay their applicable portion of the termination fee within two business days after such termination.

In the event of a termination by Citadel upon a material breach of any covenant or other agreement set forth in the merger agreement that is a consequence of a knowing and intentional act or failure to act by Cumulus Media with the actual knowledge of an executive officer of Cumulus Media that the taking of such act or failure to take such act would constitute a material breach of the merger agreement which would cause a failure of the conditions to the obligation of Citadel to effect the merger, Cumulus Media will be required to pay an additional termination fee of $20.0 million to Citadel in addition to its portion of the termination fee described above. Neither Crestview nor Macquarie would be required to pay any portion of such additional termination fee.

The merger agreement provides that Cumulus Media is required to pay a termination fee of $26,400,000 (less any financing related costs and expenses incurred by Cumulus Media, Holdco or Merger Sub) in each of the following circumstances:

•	the merger agreement is terminated by Citadel or Cumulus Media because the FCC issues a decision which denies certain FCC Applications or designates them for an evidentiary hearing; or

•	the merger agreement is terminated by Citadel or Cumulus Media because the closing of the merger has not occurred by the termination date; and

•	all conditions to the merger agreement have been satisfied or waived (other than those that are satisfied by action taken at the closing, the expiration or termination of any applicable waiting period under the HSR Act (so long as the condition regarding the receipt of the FCC Approvals has not been satisfied), receipt of the FCC Approvals and no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the transactions contemplated under the merger agreement shall be in effect and completion of the merger is not illegal under any applicable statute, rule, regulation, order, injunction or decree, in each case relating to an FCC matter), then Cumulus Media must pay the termination fee within two business days after such termination.

Neither Crestview nor Macquarie would be required to pay any portion of such termination fee.

Crestview and Macquarie and their respective affiliates have agreed, pursuant to the limited guarantees described below, severally and not jointly to guarantee certain obligations of Cumulus Media, Holdco and Merger Sub, and certain obligations of each of Crestview and Macquarie, respectively, set forth in the merger agreement, in each case related to the termination of the merger agreement or related to their respective obligations to pay their applicable portions of the $60.0 million termination fee and their applicable portion of certain expenses incurred by Citadel or its subsidiaries in connection with the notes tender offer.

Pursuant to the merger agreement, none of Cumulus Media nor any of its affiliates have any liability for breach of the merger agreement in excess of $47.2 million in damages less any termination fee previously paid in respect of Citadel’s termination of the merger agreement.

Neither of Crestview nor Macquarie, nor any of their respective affiliates have any liability under the merger agreement in excess of $23.7 million in the case of Crestview and $9.1 million in the case of Macquarie, respectively, less any termination fee previously paid in respect of Citadel’s termination of the merger agreement.

Furthermore, in the event that merger is not consummated due to the failure of any lender to provide debt financing in breach of the Debt Commitment or definitive documentation with respect to the Debt Commitment, Cumulus Media and the Investors may each be able to bring an action against the lenders under the Debt Commitment for damages resulting from such breach. Depending upon the cause of the termination of the merger agreement without consummation of the merger, Cumulus Media or one of the Investors, as the case may be, may be obligated to indemnify the others for payment of amounts due to Citadel resulting from such termination.

Expenses

Whether or not the merger is consummated, all fees and expenses incurred in connection with the merger agreement, the merger and the other transactions contemplated by the merger agreement will be paid by the party incurring such fee and expense, except as otherwise provided in the merger agreement and except that:

•	Citadel is required to pay all reasonable out-of-pocket expenses incurred by Cumulus Media or either of Crestview or Macquarie in connection with the transactions contemplated by the merger agreement (subject to a cap of $5.0 million) if the merger agreement is terminated by either Cumulus Media or Citadel because the requisite stockholder approval of Citadel is not obtained at the stockholders meeting duly convened therefor or any adjournment or postponement thereof, and Citadel is not then required to pay a termination fee to Cumulus Media;

•	Cumulus Media will reimburse and indemnify Citadel for expenses incurred by Citadel or its subsidiaries in connection with the cooperation of Citadel and its subsidiaries with respect to the arrangement of the financing of the merger and the notes tender offer;

•	all fees required by the FCC for the filing of the FCC Applications and such other applications as may be commercially reasonable and necessary under the Communications Act and FCC rules and policies which propose the assignment of FCC Authorizations will be shared equally by Citadel and Cumulus Media; and

•	Cumulus Media will pay all costs, fees and expenses incurred in connection with all filings pursuant to the HSR Act.

Conduct of Business Pending the Merger

Under the merger agreement, each of Citadel and Cumulus Media have undertaken certain covenants that place restrictions on it and its respective subsidiaries from the date of the merger agreement until the earlier of the termination of the merger agreement in accordance with its terms and the effective time of the merger, unless the other party gives its prior written consent (which cannot be unreasonably withheld, conditioned or delayed). In general each party has agreed to (i) cause their business to be conducted in all material respects in the ordinary course and (ii) use commercially reasonable efforts to preserve intact their business organizations.

In addition, Citadel has further agreed to:

•	use commercially reasonable efforts to preserve intact significant business relationships and to retain the services of its current key officers and key employees;

•	use commercially reasonable efforts to comply with the Communications Act and FCC rules and policies in the operation of Citadel stations;

•	promptly deliver to Cumulus Media copies of any material reports or applications filed with the FCC;

•	promptly notify Cumulus Media of any inquiry, investigation or proceeding which to the knowledge of Citadel has been initiated by the FCC relating to Citadel stations; and

•	diligently prosecute any pending applications or any other filings necessary or appropriate in other proceedings before the FCC to preserve or obtain any FCC Authorization for a Citadel station without material adverse modification.

Subject to certain exceptions set forth in the merger agreement and the disclosure letters delivered by Cumulus Media and Citadel in connection with the merger agreement, unless the other party consents in writing (which consent cannot be unreasonably withheld, conditioned or delayed), each of Citadel and Cumulus Media have agreed to certain restrictions limiting its and its respective subsidiaries’ ability to, among other things:

•	adjust, split, combine or reclassify any of its capital stock;

•	declare or pay any dividend on, make any other distribution in respect of, or purchase or otherwise acquire any shares of its capital stock;

•	issue any additional shares of capital stock;

•	make any material change in its methods or principles of accounting or any material tax election;

•	adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization;

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of any actions prohibited by the merger agreement;

•	enter into any new line of business that is material to the applicable party and its subsidiaries, except in the ordinary course of business; and

•	amend its certificate of incorporation or by-laws.

Citadel has further agreed that, subject to certain exceptions, Citadel will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions without the consent of Cumulus Media:

•	incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person in excess of a specified amount;

•	grant any stock appreciation rights or grant any individual, corporation or entity any right to acquire any shares of its capital stock other than grants to employees made in the ordinary course of business;

•	changes in employee benefit plans or agreements, compensation or benefits to any director, executive officer or employee other than in the ordinary course of business;

•	sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets in excess of a specified amount;

•	cancel, release, settle or assign any indebtedness or third party claim, action or proceeding in excess of a specified amount, other than in the ordinary course of business or pursuant to contracts in effect on the date of the merger agreement;

•	enter into (i) any local marketing agreement in respect of the programming of any radio or television broadcast station, (ii) contract for the acquisition or sale of any radio broadcast station or of any equity or debt interest in any person that directly or indirectly has an attributable interest in any radio broadcast station or (iii) acquire or agree to acquire any other business or material assets (except that it will be deemed reasonable for Cumulus Media to withhold consent for any such local marketing agreement or acquisition that would be reasonably likely to delay, impede or prevent receipt of the FCC Approval);

•	materially change any of its technology or operating policies that are material, individually or in the aggregate, to Citadel and its subsidiaries, taken as a whole, except in the ordinary course of business or as required by law;

•	take any action to exempt any person (other than Cumulus Media or its subsidiaries) from Section 203 of the DGCL or any similarly restrictive provisions of its organizational documents or terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

•	enter into or amend in any material respect or waive any of its material rights under any material contract, except in the ordinary course of business consistent with past practice; or

•	except as required by law, enter into or amend in any material respect any collective bargaining agreement.

Cumulus Media has further agreed that, subject to certain exceptions, Cumulus Media will not, and will not permit any of its subsidiaries to:

•	acquire by merger or consolidation, or by the purchase of all or a controlling equity interest in, any person, division, business or equity interest of any person if such acquisition would reasonably be expected to impair or delay the ability of Cumulus Media, Holdco or Merger Sub (a) to satisfy any of the conditions to the merger or (b) solely with respect to cash acquisitions, to perform any of the obligations regarding the making of cash payments to Citadel in respect of the termination fees set forth in the merger agreement; or

•	make any optional prepayments of indebtedness.

Governance of Surviving Corporation

The merger agreement provides that Merger Sub’s directors and officers immediately prior to the effective time of the merger will be the directors and officers, respectively, of the surviving corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

The merger agreement provides that the certificate of incorporation and the by-laws of the surviving corporation will be amended to be in the form of the certificate of incorporation and the by-laws attached as exhibits to the merger agreement, until amended in accordance with their terms or as provided by law.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, upon the effective time of the merger, Cumulus Media and the surviving corporation will, to the fullest extent permitted by law or provided in the fourth amended and restated certificate of incorporation or amended and restated by-laws of Citadel in effect on March 9, 2011, indemnify, defend and hold harmless, and provide advance and reimbursement of reasonable expenses to, all past and present directors, officers and employees of Citadel or any of its subsidiaries.

In addition, as provided by the merger agreement, Citadel has purchased a six year pre-paid “tail” directors’ and officers’ liability insurance policy with respect to claims arising from facts or events that occurred on or before the effective time of the merger.

Employee Matters

Pursuant to the merger agreement, Cumulus Media has agreed that it will, and will cause the surviving corporation after completion of the merger, subject to certain exceptions, to:

•	for six months following the effective time of the merger, provide medical benefits to each employee of the surviving corporation and its subsidiaries under applicable Citadel benefit plans in effect immediately prior to the effective time of the merger;

•	to honor all written employment, retention and change in control agreements and arrangements existing as of March 9, 2011 and listed in disclosures made by one party to the other or as otherwise specifically contemplated by the merger agreement which are maintained by or between Citadel or any of its subsidiaries and any of their respective directors, officers or employees;

•	to the extent that it is practicable to do so, entitle employees of the surviving corporation and its subsidiaries to participate in Cumulus Media retirement, welfare benefit and similar plans without regard to waiting periods, exceptions for pre-existing conditions, requirements of insurability or any “actively at work” requirement or exclusion;

•	to the extent it is practicable to do so, credit years of service with Citadel or any of its subsidiaries as if such service were with Cumulus Media with respect to Cumulus Media retirement, welfare benefit and similar plans (provided that no credit for years will be given for purposes of benefit accrual under any defined benefit pension plan of Cumulus Media); and

•	to the extent that it is practicable to do so, credit under Cumulus Media’s group health plans all deductibles and co-payments and amounts paid toward out-of-pocket limits by Citadel employees under the group health plans maintained by Citadel prior to the effective time of the merger.

Amendment and Waiver

Subject to compliance with applicable law, whether before or after adoption of the merger agreement by the stockholders of Citadel and Cumulus Media may, by written action taken or authorized by their respective boards of directors, amend the merger agreement. However, after adoption of the merger agreement by the stockholders of Citadel, no amendment to the merger agreement may be made that changes the amount or form of the consideration to be delivered under the merger agreement to stockholders or warrant holders of Citadel, unless Citadel obtains further stockholder approval of such amendment as required by applicable law.

At any time prior to the effective time of the merger, Citadel and Cumulus Media may by written action taken or authorized by their respective boards of directors, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts provided for in the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement; and

•	waive compliance with any of the agreements or conditions contained in the merger agreement.

However, after adoption of the merger agreement by the stockholders of Citadel, no extension or waiver to the merger agreement may be made that changes the amount or form of the consideration to be delivered under the merger agreement to stockholders or warrant holders of Citadel, unless Citadel obtains further stockholder approval of such extension or waiver as required by applicable law.

Remedies

The merger agreement provides that Cumulus Media, Holdco and Merger Sub are entitled to seek and obtain an injunction to prevent breaches of the merger agreement and to specifically enforce the merger agreement. Citadel is entitled to seek and obtain an injunction to prevent breaches of specified covenants of Cumulus Media.

The maximum aggregate liability of Citadel for money damages under the merger agreement is limited to the termination fee and expense reimbursement (described under “— Termination Fees — Citadel Termination Fee” and “— Expenses” above on pages 177 and 180.

The maximum aggregate liability of Cumulus Media, Crestview and Macquarie for money damages under the merger agreement is limited to the termination fees (described under “— Termination Fees — Cumulus Media Termination Fee” on page 178.

Representations and Warranties

The merger agreement contains representations and warranties by Citadel, Cumulus Media, Holdco and Merger Sub. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate;

•	have been qualified by disclosures that were made to Citadel or Cumulus Media in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement;

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors; and

•	were made only as of the date of the merger agreement or such other date or dates as may be specified in the merger agreement and are subject to more recent developments.

Accordingly, these representations and warranties may not describe the actual state of affairs as of the date they were made or at any other time.

The representations and warranties made by both Citadel and Cumulus Media relate to, among other things:

•	corporate organization and similar corporate matters;

•	capital structure;

•	subsidiaries;

•	approval and authorization of the merger agreement and the transactions contemplated by the merger agreement;

•	absence of conflicts;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the merger agreement;

•	documents filed with the SEC, financial statements included in those documents and regulatory reports filed with governmental entities;

•	disclosure controls and procedures and internal controls over financial reporting;

•	absence of undisclosed liabilities;

•	absence of material adverse effect since September 30, 2010;

•	legal proceedings;

•	taxes;

•	compliance with applicable laws, licenses and permits;

•	environmental matters;

•	FCC Authorizations;

•	intellectual property matters;

•	opinion of financial advisor;

•	information supplied in connection with this information statement/proxy statement/prospectus and the registration statement of which it is a part;

•	brokers and finders; and

•	the stockholder vote required to adopt the merger agreement and the transactions contemplated by the merger agreement.

Additional representations and warranties made only by Citadel relate to, among other things:

•	subsidiaries;

•	material contracts;

•	title to properties; assets;

•	insurance;

•	employee benefits and labor matters; and

•	in-applicability of state takeover laws.

Additional representations and warranties made only by Cumulus Media relate to, among other things:

•	financing for the merger; and

•	delivery of the Investment Agreement.

Additional Agreements

The merger agreement also contains covenants relating to cooperation in the preparation of this information statement/proxy statement/prospectus and additional agreements relating to, among other things, access to information, notice of specified matters and public announcements.

DESCRIPTION OF CUMULUS MEDIA CAPITAL STOCK AND WARRANTS

The following description of the material terms of Cumulus Media capital stock assumes that the Third Amendment and Restatement, which will be filed with the Delaware Secretary of State and effective upon the completion of the merger, is effective. See “Amendment and Restatement of Cumulus Media’s Amended and Restated Certificate of Incorporation,” beginning on page 215 for additional information about the Third Amendment and Restatement. In addition, the following description of the material terms of Cumulus Media capital stock does not purport to be complete and is qualified in its entirety by reference to the Third Amendment and Restatement, which is attached as Annex D to this information statement/proxy statement/prospectus, and the Cumulus Media Bylaws, which are filed as an exhibit to the registration statement of which this information statement/proxy statement/prospectus is a part, as well as the applicable provisions of the DGCL. For additional information on Cumulus Media’s capital stock, see “Comparison of Rights of Holders of Cumulus Media Common Stock and Citadel Common Stock” beginning on page 190.

Cumulus Media is authorized to issue 1,450,644,871 shares divided into four classes consisting of: (i) 750,000,000 shares designated as Cumulus Media Class A common stock, par value $.01 per share; (ii) 600,000,000 shares designated as Cumulus Media Class B common stock, par value $.01 per share; (iii) 644,871 shares designated as Cumulus Media Class C common stock, par value $.01 per share; and (iv) 100,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

General

Except with respect to voting and conversion rights, shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock and Cumulus Media Class C common stock are identical in all respects. In addition to the material terms of the Cumulus Media common stock described below, the Stockholders Agreement also contains additional terms relating to the capital stock, including with respect to nomination of certain directors. See “The Equity Investment — Additional Agreements — Stockholders Agreement” for more information.

Voting

Holders of shares of Cumulus Media Class A common stock are entitled to one vote per share; except as provided by law or as provided below, holders of Cumulus Media Class B common stock are not entitled to vote; and holders of shares of Cumulus Media Class C common stock are entitled to ten votes per share.

All actions submitted to a vote of Cumulus Media stockholders are voted on by holders of Cumulus Media Class A common stock and Cumulus Media Class C common stock, voting together as a single class. Holders of Cumulus Media Class B common stock and Cumulus Media Class C common stock are each entitled to a separate class vote on any amendment or modification of any specific rights or obligations of the holders of Cumulus Media Class B common stock or Cumulus Media Class C common stock, respectively, that does not similarly affect the rights or obligations of the holders of Cumulus Media Class A common stock.

Dividends

After payment of the preferential amounts to which the holders of any shares ranking prior to the Cumulus Media common stock are entitled, the holders of shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock (and warrants to purchase such shares) and Cumulus Media Class C common stock share equally on a per share basis (in the case of holders of warrants, based upon their ownership of Cumulus Media Class A common stock or Cumulus Media Class B common stock, as the case may be, underlying their warrants on an as-exercised basis) in dividends as may be declared by the Cumulus Media board of directors from time to time. In the case of dividends or other distributions payable on Cumulus Media Class A common stock, Cumulus Media Class B common stock, the Cumulus Media Class C common stock or, to the extent required by the respective warrant agreements pursuant to which warrants will be issued in the merger or under the Investment Agreement, to the holders of such warrants in shares of such stock (or, in the case of the warrants, in shares of stock underlying the warrants), including distributions pursuant to stock splits or dividends, the holders of Cumulus Media Class A common stock, Cumulus Media Class B common stock, Cumulus Media Class C common stock and the warrants will share equally on a per share basis and only Cumulus Media Class A common stock will be distributed with respect to Cumulus Media Class A common stock, only Cumulus Media Class B common stock will be distributed with respect to Cumulus Media Class B common stock and only Cumulus Media Class A common stock will be distributed with respect to Cumulus Media Class C common stock. In no event will any of the Cumulus Media Class A common stock, Cumulus Media Class B common stock or Cumulus Media Class C common stock be split, divided or combined unless each other class is proportionately split, divided or combined. In addition, no distribution payable in common stock will be made to holders of warrants or common stock if (i) the Communications Act or FCC rules and policies prohibit such distribution to the holders of warrants or (ii) Cumulus Media’s FCC counsel opines that such distribution is reasonably likely to cause (a) Cumulus Media to violate the Communications Act or FCC rules or policies or (b) any such holder of warrants would then be deemed to hold an attributable interest in Cumulus Media under FCC rules and policies.

Conversion and Transfer

The Cumulus Media Class B common stock and Cumulus Media Class C common stock are convertible at any time, or from time to time, at the option of the holder without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Cumulus Media Class A common stock on a share-for-share basis. In addition, if a holder of Cumulus Media Class B common stock or Cumulus Media Class C common stock transfers such shares to any transferee, in the case of Cumulus Media Class B common stock, concurrent with the transfer, each transferred share of Cumulus Media Class B common stock will automatically convert into one share of Cumulus Media Class A common stock, and, in the case of Cumulus Media Class C common stock, if the transferee is not an affiliate or related party of Lewis W. Dickey, Jr. (referred to as the principal), concurrent with the transfer, each transferred share of Cumulus Media Class C common stock will automatically convert into one share of Cumulus Media Class A common stock. Further, upon the death of the principal or the disability of the principal which results in the termination of the principal’s employment with Cumulus Media, each share of Cumulus Media Class C common stock held by the deceased or disabled principal will automatically be converted into one share of Cumulus Media Class A common stock. Notwithstanding the foregoing, Cumulus Media is not required to convert (including in connection with a transfer) any share of Cumulus Media Class B common stock or Cumulus Media Class C common stock if Cumulus Media reasonably and in good faith determines that such conversion would result in a violation of the Communications Act, the HSR Act, or the rules or regulations promulgated under each such act.

As a condition to any proposed transfer or conversion, the person who intends to hold the transferred or converted shares must provide Cumulus Media with any information it reasonably requests to enable it to ensure compliance with applicable law.

To the extent necessary to comply with the Communications Act and FCC rules and policies, the Cumulus Media board of directors may (i) take any action it believes necessary to prohibit the ownership or voting of more than 25% of Cumulus Media’s outstanding capital stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively, “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of Aliens in a manner that would cause Cumulus Media to be in violation of the Communications Act or FCC rules and policies; (ii) prohibit any transfer of the Cumulus Media stock which Cumulus Media believes could cause more than 25% of Cumulus Media’s outstanding capital stock to be owned or voted by or for any person or entity identified in the foregoing clause (i); (iii) prohibit the ownership, voting or transfer of any portion of its outstanding capital stock to the extent the ownership, voting or transfer of such portion would cause Cumulus Media to violate or would otherwise result in violation of any provision of the Communications Act or FCC rules and policies; and (iv) redeem capital stock to the extent necessary to bring Cumulus Media into compliance with the Communications Act or FCC rules and policies or to prevent the loss or impairment of any of Cumulus Media’s FCC Authorizations.

The Third Amendment and Restatement provides that all shares of common stock will bear a legend regarding restrictions on transfer and ownership.

Preemptive Rights

The Cumulus Media Class A common stock, Cumulus Media Class B common stock and Cumulus Media Class C common stock do not carry any preemptive rights enabling a holder to acquire unissued shares of Cumulus Media or securities of Cumulus Media convertible into or carrying a right to subscribe to or acquire shares. The Cumulus Media board of directors possesses the power to issue shares of authorized but unissued Cumulus Media Class A common stock without further stockholder action.

Liquidation, Dissolution or Winding Up

In the event of any liquidation, dissolution or winding up of Cumulus Media, whether voluntarily or involuntarily, after payment or provision for payment of Cumulus Media’s debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Cumulus Media Class A common stock, the Cumulus Media Class B common stock and the Cumulus Media Class C common stock in the distribution of assets shall be entitled upon liquidation, the holders of the Cumulus Media Class A common stock, the Cumulus Media Class B common stock and the Cumulus Media Class C common stock shall be entitled to share pro rata in Cumulus Media’s remaining assets in proportion to the respective number of shares of common stock held by each holder compared to the aggregate number of shares of Cumulus Media common stock outstanding.

Preferred Stock

Authorized shares of preferred stock may be issued from time to time by the Cumulus Media board of directors, without stockholder approval, in one or more series. Subject to the provisions of the Third Amendment and Restatement and the limitations prescribed by Delaware law, the Cumulus Media board of directors is expressly authorized to adopt resolutions to issue the authorized shares of preferred stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by the stockholders.

Pursuant to the Investment Agreement, Cumulus Media may be required to create and issue up to $125.0 million in initial liquidation value of shares of a class of preferred stock which, if required to be created and issued, would be designated as Cumulus Media Series A preferred stock, par value $0.01 per share (the “Series A preferred stock”). Series A preferred stock would be issued solely to Macquarie at the closing of the Equity Investment, and no such shares would be issuable thereafter, except as payment-in-kind dividends (described below). Such Series A preferred stock would have a perpetual term, would have a liquidation value equal to the amount invested therein plus accrued but unpaid dividends and would have dividend rights as described in more detail under “The Equity Investment — Additional Agreements — Stockholders Agreement” Series A preferred stock would generally not have voting rights, except with respect to any amendment to the Third Amendment and Restatement that would adversely affect the rights, privileges or preferences of such preferred stock or the creation of a class or series of shares senior to, or pari passu with, the Series A preferred stock as to dividends or upon liquidation.

Dividends on any Series A preferred stock would be in preference and prior to any dividends payable on any class of common stock and, in the event of any liquidation, dissolution or winding up, holders of Series A preferred stock would be entitled to the liquidation value thereof prior to, and in preference of, payment of any amounts to holders of any class of Cumulus Media common stock.

One of the effects of undesignated preferred stock may be to enable the Cumulus Media board of directors to render more difficult or to discourage an attempt to obtain control of Cumulus Media by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of Cumulus Media management. The issuance of shares of the preferred stock pursuant to the board of director’s authority described above may adversely affect the rights of the holders of Cumulus Media common stock. For example, Cumulus Media preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for Cumulus Media common stock at a premium or may otherwise adversely affect the market price of Cumulus Media common stock.

Warrants

Pursuant to the merger agreement, Cumulus Media may issue warrants to purchase shares of its Class A common stock or its Class B common stock to holders of Citadel common stock and warrants. The warrants will entitle holders to purchase, on a one-for-one basis, shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock, as the case may be. Such warrants will be exercisable at any time prior to June 3, 2030 at an exercise price of $0.01 per share of Cumulus Media common stock, provided that ownership of the Cumulus Media common stock by the holder will not cause or be likely to cause Cumulus Media to violate the Communications Act or FCC rules and policies. To facilitate that determination by Cumulus Media, each Citadel stockholder and warrant holder will be required to complete an ownership certification and a related FCC worksheet. Failure to complete the ownership certification and related FCC worksheet will result in the issuance of warrants for Cumulus Media common stock instead of the stock itself. The exercise price of such warrants will not be subject to any anti-dilution protection, except in the case of stock splits, dividends and the like.

Pursuant to the Investment Agreement, Cumulus Media will issue warrants to purchase shares of its Class B common stock to Macquarie and UBS Securities, or third parties to whom Macquarie and UBS Securities syndicate a portion of their respective commitments who are not U.S. persons, as described herein. The warrants to purchase shares of Class B common stock so issued will also be exercisable at any time prior to June 3, 2030 at an exercise price of $0.01 per share and will not be subject to any anti-dilution protection, except in the case of stock splits, dividends and the like. Also pursuant to the Investment Agreement, Cumulus Media will issue to Crestview warrants to purchase, at an exercise price of $4.34 per share, 7,776,498 shares of Cumulus Media Class A common stock. Such warrants will be exercisable until the tenth anniversary of closing of the Equity Investment, and the exercise price of $4.34 per share will be subject to standard weighted average adjustments in the event Cumulus Media subsequently issues additional shares of common stock or common stock derivatives for less than the fair market value per share as of the date of such issuance or sale. In addition, the number of shares of Class A common stock issuable upon exercise of such warrants, and the exercise price of such warrants, are subject to adjustment in the case of stock splits, dividends and the like.

Certain Statutory and Other Provisions

There are provisions of the DGCL and the Third Amendment and Restatement and Cumulus Media’s Bylaws, and will be provisions in the Stockholders Agreement, that may be deemed to have an anti-takeover effect and may discourage, delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by Cumulus Media stockholders.

The DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

The DGCL provides that special meetings of stockholders may be called by the board of directors or such other persons as may be designated by the certificate of incorporation or the bylaws. The Third Amendment and Restatement contains a provision that allows a special meeting of stockholders to only be called by (i) the Chairman of the Cumulus Media board of directors, (ii) the Chief Executive Officer of Cumulus Media, or (iii) by the Cumulus Media board of directors, upon demand of the holders of Cumulus Media shares representing at least 25% of all the votes entitled to be cast on any issue to be considered at the special meeting, in accordance with the procedures set forth in the Cumulus Media Bylaws. In connection with the completion of the merger, it is expected that the Cumulus Media Bylaws will be amended to contain similar limiting provisions. In addition, the Third Amendment and Restatement prohibits stockholder action by written consent.

Subject to certain exceptions, the Stockholders Agreement will provide that, until the seventh anniversary of the closing of the Equity Investment, any Cumulus Media stockholder party to such agreement who, together with its controlled affiliates, beneficially owns 15% or more of Cumulus Media’s outstanding common stock (a “Significant Stockholder”), may not, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional equity securities of Cumulus Media not owned by them immediately following to the closing of the Equity Investment. The Stockholders Agreement will also generally provide that, until the seventh anniversary of the closing date of the Equity Investment, no Significant Stockholder will, or will permit any of its affiliates, or any group of which it or its affiliates is a member, to engage in any transaction or series of transactions that would constitute a going-private transaction of Cumulus Media, subject to certain exceptions. The Stockholders Agreement will also provide that, subject to certain exceptions, no Investor will transfer its Cumulus Media stock or warrants to a person or group that is, to the Investor’s knowledge, a specified competitor of Cumulus Media or that, following such transfer, would beneficially own greater than 10% of Cumulus Media’s common stock.

COMPARISON OF RIGHTS OF HOLDERS OF
CUMULUS MEDIA COMMON STOCK AND CITADEL COMMON STOCK

The following is a summary of the material differences between the rights of holders of Citadel common stock and the rights of holders of Cumulus Media Class A common stock, Cumulus Media Class B common stock and Cumulus Media Class C common stock, but it is not a complete description of those differences. These differences arise from the governing documents of the two companies, including the Third Amendment and Restatement and the Cumulus Media Bylaws and the Citadel Charter and Citadel Bylaws. Cumulus Media and Citadel are each Delaware corporations and are governed by the DGCL. After completion of the merger, the rights of Citadel stockholders who become Cumulus Media stockholders will be governed by the DGCL and the Third Amendment and Restatement and Cumulus Media Bylaws. The following is a comparison of the material rights of the holders of shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock and Cumulus Media Class C common stock and the holders of shares of Citadel common stock and preferred stock, but it is not a complete description of those rights. Cumulus Media and Citadel urge you to read each of the Third Amendment and Restatement and Cumulus Media Bylaws in their entirety. For additional information, see “Where You Can Find More Information” below.

	Cumulus Media	Citadel

Authorized Capital Stock:	Cumulus Media is authorized to issue shares divided into four classes consisting of:	Citadel is authorized to issue 250,000,000 shares divided into three classes consisting of:
	(i) 750,000,000 shares of Class A common stock, par value $.01 per share;	(i) 100,000,000 shares of Class A common stock, par value $0.001 per share;
	(ii) 600,000,000 shares of Class B common stock, par value $.01 per share;	(ii) 100,000,000 shares of Class B common stock, $0.001 per share; and
	(iii) 644,871 shares of Class C common stock, par value $.01 per share; and	(iii) 50,000,000 shares of preferred stock, par value $0.001 per share.
(iv) 100,000,000 shares of preferred stock, par value $.01 per share.
Rights of Preferred Stock:	The Third Amendment and Restatement provides that the board of directors is authorized to issue shares of undesignated preferred stock in such series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series.	The Citadel Charter provides that shares of preferred stock may be issued from time to time in one or more series, each of which series shall have such distinctive designations and number of shares shall be fixed by the board of directors of Citadel prior to the issuance of any shares. Each such series of preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions, as stated in such resolution or resolutions providing for the issuance of such series of preferred stock. Except to the extent otherwise provided in any resolution or resolutions providing for the issuance of any series of

	Cumulus Media	Citadel

preferred stock, the number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of common stock.
Number of Directors:	The Cumulus Media Bylaws state that the board of directors will consist of six members or such other number as may be fixed by resolution of the board of directors from time to time. There are currently five members on Cumulus Media’s board of directors. The existing board of directors has agreed to increase the number of directors to seven as of the date of the completion of the merger, and has further agreed that the two vacancies to be created thereby will be filled by individuals who will be designated by Crestview (one of which will be appointed as lead director of the Cumulus board of directors). The Stockholders Agreement will acknowledge the 7-member board and provide that Crestview will have the right to designate two individuals for nomination to the board of directors, and the Dickeys, the BofA Entities and Blackstone will each have the right to designate one individual for nomination to the board of directors. The remaining directors will initially be Cumulus Media’s two current independent directors or their successors, who shall meet applicable independence criteria. The Stockholders Agreement will provide that, for so long as Crestview is the largest stockholder of Cumulus Media, it will have the right to have one of its designees who is elected to the board of directors and selected by it, who shall be an independent director, to be appointed as the lead director of the board.	The Citadel Charter provides that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution adopted by a majority of the then authorized number of directors of Citadel, whether or not there exist any vacancies in previously authorized directorships, but in no event shall the number of directors be fewer than three. There are currently six board members serving on Citadel’s board of directors and one vacant position.
Election of Directors:	In connection with the completion of the merger, it is expected that	Citadel directors are elected by the plurality vote of stockholders

	Cumulus Media	Citadel

	the Cumulus Media Bylaws will be amended to provide that Cumulus Media directors are elected by the plurality vote of stockholders present or represented by proxy at the annual meeting.	present or represented by proxy at an annual meeting or special meeting called for the purpose of electing directors.
Pursuant to the Stockholders Agreement, certain existing stockholders, along with Crestview, will agree to vote in favor of the director candidates nominated by the Cumulus Media board of directors, so long as the slate of candidates is consistent with required director designees as described above under “Number of Directors.”
Cumulative Voting:	The Third Amendment and Restatement provides that no holder of any shares of any class of stock of Cumulus Media shall be entitled to cumulative voting rights in any circumstances.	The Citadel Charter and Bylaws do not provide for cumulative voting.
Classification of Board of Directors:	The board of directors of Cumulus Media is not classified. All Cumulus Media directors are elected annually to serve one-year terms.	The members of Citadel’s board of directors are classified into three classes as nearly equal in number as possible and no class shall include less than one director. At each annual meeting of stockholders beginning in 2011, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, and shall continue to hold office until their respective successors are elected and qualified.
Removal of Directors:	The Third Amendment and Restatement and Cumulus Media Bylaws are silent regarding the removal of directors. Under the DGCL, any Cumulus Media director may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Stockholders Agreement is expected to provide that none of the parties thereto will vote to remove a director designated for election by another party as	The Citadel Charter provides that any director may be removed from office at any time, but only for cause, at a meeting called for that purpose, and only by the affirmative vote of the holders of at least a majority of the voting power of all issued and outstanding shares or capital stock of Citadel entitled to vote generally in the election of directors, voting together as a single class.

	Cumulus Media	Citadel

provided above under “Number of Directors.”
Board Vacancies:	The Cumulus Media Bylaws provide that any vacancy occurring in the board of directors, and any directorship to be filled by reason of an increase in the number of directors, shall be filled by election at the annual meeting or a special meeting of the stockholders called for such purpose. Until such time as the vacancy is filled by the stockholders, the board of directors may fill the vacancy or, if the directors remaining in office constitute fewer than a quorum of the board of directors, such directors may fill the vacancy by the affirmative vote of a majority of the directors remaining in office. A director elected to fill a vacancy shall serve for the unexpired term of his predecessor in office and until his successor is elected and qualified.	The Citadel Charter provides that any vacancies in the board of directors resulting from death, resignation, retirement, disqualification, removal from office or any other cause shall, unless otherwise provided by law or by resolution of the board of directors, be filled only by a majority vote of the directors then in office, even if less than a quorum is then in office, or by the sole remaining director, and shall not be filled by the stockholders. Directors elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor has been elected and has qualified.
Director Nominations by Stockholders:	The Cumulus Media Bylaws provide that for nominations by stockholders for the election of directors, the stockholder must have given timely notice in writing to the Secretary of Cumulus Media. All notices given shall be in writing and must be received by the Secretary of Cumulus Media not later than 90 days prior to the anniversary date of the annual meeting of stockholders in the immediately preceding year.	The Citadel Bylaws provide that nominations of persons for election to the board of directors may be made at any annual meeting of stockholders of Citadel or at any special meeting of stockholders of Citadel called for the purpose of electing directors. The stockholder must have given timely notice in writing to the secretary. To be timely, a stockholder’s notice must be received by the secretary at the principal executive offices of Citadel by the close of business: (i) in the case of an annual meeting, no fewer than 90 nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date, to be timely a stockholder’s notice must be received by the secretary by the close of business

Cumulus Media	Citadel

on the tenth day following the day on which a public announcement with respect to the date of such meeting is first made by Citadel; (ii) in the case of a special meeting called for the purpose of electing directors, no fewer than 90 nor more than 120 days prior the date of such meeting; provided however, that if the first public announcement of the date or such special meeting is less than 100 days prior to the date of such special meeting, to be timely a stockholder’s notice must be received by the secretary by the close of business on the 10th day following the day on which a public announcement with respect to the date of such meeting is first made by Citadel.
Stockholder Nominations and Proposals (Requirements for Delivery and Notice):	In addition to the advance notice requirements described above, the Cumulus Media Bylaws provide that all notices shall include (i) a representation that the person sending the notice is a stockholder of record and will remain such through the meeting record date; (ii) the name and address of such stockholder; (iii) the class and number of Cumulus Media’s shares which are owned beneficially and of record by such stockholder; and (iv) a representation that such stockholder intends to appear in person or by proxy at such meeting to make the nomination or move the consideration of other business set forth notice.

Notice as to proposals with respect to any business to be brought before the meeting other than election of directors shall also set forth the text of the proposal and may set forth any statement in support thereof that the stockholder wishes to bring to the attention of Cumulus Media, and shall specify any material interest of such stockholder in such business. The person providing the notice shall also be required to provide such further information	In addition to the advance notice requirements described above, the Citadel Bylaws provide that a stockholder’s notice given to the secretary for director nominations must set forth (i) the name and address of such stockholder, as they appear on Citadel’s books, and of such beneficial owner; (ii) any interests held by the stockholder, beneficial owner or any member of such stockholder’s or beneficial owner’s immediate family sharing the same household; (iii) all information relating to such person that would be required to be disclosed in a proxy statement, a description of all direct and indirect compensation and other material agreements, arrangement and understandings during the past three years and any other beneficial relationships, and a completed and signed questionnaire, representation and agreement; (iv) a statement as to whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of at least the percentage of Citadel’s voting shares required under applicable law and any other information that would be required to be disclosed

	Cumulus Media	Citadel

as may be requested by Cumulus Media to comply with federal securities laws, rules and regulations.

Notice as to nominations shall set forth the name(s) of the nominee(s), address and principal occupation or employment of each, a description of all arrangements or understanding between the stockholder and each nominee and any person or persons pursuant to which the nomination or nominations are to be made by the stockholder, the written consent of each nominee to serve as a director if so elected and such other information as would be required to be included in a proxy statement soliciting proxies for the election of the nominee(s) of such stockholder.	in a proxy statement; and (v) a representation that the stockholder is a holder of record of shares of Citadel entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such nomination.

Stockholder notice for other matters must be given to the secretary and set forth (i) the name and address of such stockholder, as they appear on Citadel’s books, and of such beneficial owner any interests held by the stockholder, beneficial owner or any member of such stockholder’s or beneficial owner’s immediate family sharing the same household; (ii) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder or beneficial owner in such business; (iii) a statement to whether the stockholder or beneficial owner intends to deliver a proxy statement to holders of at least the percentage of Citadel’s voting shares required under applicable law to approve the proposal and any other information required to be disclosed in a proxy statement; (iv) if the proposal involved an amendment to Citadel’s bylaws, the specific wording of such proposed amendment; and (v) a representation that the stockholder is a holder of record of shares of Citadel entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business.
Stockholder Action by Written Consent:	The Third Amendment and Restatement provides that all actions of Cumulus Media stockholders must be taken at an annual or special meeting of the stockholders of Cumulus Media and may not be taken by written consent without a meeting.	The Citadel Bylaws provide that any action required or permitted to be taken by the stockholders or any class or series thereof, must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

	Cumulus Media	Citadel

Certificate of Incorporation Amendments:	The Third Amendment and Restatement is silent regarding amendment.	The Citadel Charter provides that Citadel reserves the right to amend, alter, change or repeal any provision contained in the Citadel Charter, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders therein are granted subject to this reservation.
Bylaw Amendments:	The Third Amendment and Restatement provides that the board of directors is expressly authorized to make, alter, amend or repeal the Cumulus Media Bylaws, without any action on the part of the stockholders, but the stockholders may make additional bylaws and may alter, amend or repeal any bylaw whether adopted by them or otherwise. Cumulus Media may in its bylaws confer powers upon the board of directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the board of directors by applicable law.	The Citadel Charter provides that the board of directors is expressly authorized to adopt, amend, or repeal the bylaws of Citadel.

The Citadel Bylaws provide the bylaws may be amended or repealed or new bylaws adopted (i) by action of the stockholders entitled to vote thereon at any annual or special meeting of stockholders or (ii) by action of the board of directors at a regular or special meeting thereof; provided that the bylaws may only be amended or repealed or new bylaws adopted to the extent that such amendments or newly adopted bylaws are consistent with the warrant agreement. Any bylaw made by the board of directors may be amended or repealed by action of the stockholders at any annual or special meeting of stockholders.
Special Meetings of Stockholders:	The Third Amendment and Restatement provides that special meetings of stockholders of Cumulus Media may be called by (i) the Chairman of the board of directors, (ii) the Chief Executive Officer of Cumulus Media or (iii) by the board of directors upon the demand, in accordance with procedures in Section 2.2 of the Cumulus Media Bylaws, of the holders of record of shares representing at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting. In connection with the completion of the merger, it is expected that the Cumulus Media Bylaws will be amended to contain similar limiting provisions.	The Citadel Bylaws provide that special meetings may be called at any time by the board of directors or the chairman of the board, if one shall have been elected, or the president or chief executive officer.
Notice of Special Meetings of Stockholders:	The Cumulus Media Bylaws provide that written notice stating	The Citadel Bylaws provide that written notice stating the date,

	Cumulus Media	Citadel

	the place, day and hour, and purpose for which the meeting is called shall be delivered no less than 10 days (20 days in the case of a merger, consolidation, share exchange, dissolution or sale, lease or exchange of assets) nor more than 60 days before the date of the meeting, by or at the direction of the Chairman, the President, or the Secretary, to each stockholder of record entitled to vote at such meeting and to any other stockholder entitled to receive notice of such meeting.	place, if any, and hour of the meeting, the means of remote communications, if any, and the purpose for which the meeting is called, shall be given to each stockholder or record entitled to vote thereat not less than 10 nor more than 60 days before the date of the meeting. Notice shall be given personally or by mail.
Proxies:	The Cumulus Media Bylaws provide that a stockholder entitled to vote may vote in person or by proxy appointed in writing by the stockholder or by his/her duly authorized attorney-in-fact. No proxy appointment shall be valid after three years from the date of its execution, unless otherwise expressly provided in the appointment form.	The Citadel Bylaws provide that each stockholder entitled to vote at any meeting of stockholders may authorize another person or persons to act for him by a proxy, signed by such stockholder or his attorney-in-fact. No proxy shall be voted after three years from its date unless the proxy provides for a longer period.
Limitation of Personal Liability of Directors:	The Third Amendment and Restatement provides that to the full extent permitted by the DGCL or any other applicable law currently or hereafter in effect, no director of Cumulus Media will be personally liable to Cumulus Media or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Cumulus Media.	The Citadel Charter provides that a director of Citadel shall not be personally liable to Citadel or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent such elimination from liability or limitation is not permitted under the DGCL.
Indemnification of Directors and Officers:	The Third Amendment and Restatement and the Cumulus Media Bylaws provide that each person who is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or an officer of Cumulus Media or is or was serving at the request of Cumulus Media as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or	The Citadel Bylaws provide that Citadel shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Citadel) by reason of the fact that such person is or was a director, officer, employee or agent of Citadel, or is or was serving at the request of Citadel as a director, officer, employee or agent of another corporation, partnership, joint

	Cumulus Media	Citadel

other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by Cumulus Media to the fullest extent permitted or required by the DGCL against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith.

	The right to indemnification includes the right to be paid by Cumulus Media the expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such proceedings in advance of its final disposition provided, however, that the indemnitee must deliver to Cumulus Media an undertaking to repay all amounts advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for the expenses.	venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, excise taxes assessed with respect to any employee benefit plan and amounts paid in settlement actually and reasonably incurred if indemnitee acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Citadel. No indemnification shall be made in respect of any claim, issue or matter as to which such indemnitee shall have been adjudged to be liable to Citadel unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, such person is fairly and reasonably entitled to indemnity for such expenses.
DGCL Section 203 Election:	The Third Amendment and Restatement and Cumulus Media Bylaws are silent regarding DGCL Section 203 election.	The Citadel Charter provides that Citadel elects to be governed by Section 203 of the DGCL.
Vote on Business Combinations:	The Third Amendment and Restatement provides that the holders of Class A common stock and Class C common stock are entitled to vote together, as a single class, on any matter submitted to a vote of the stockholders of Cumulus Media.	The Citadel Charter provides that holders of Class A common stock and Class B common stock are entitled to vote on any material sale of assets, recapitalization, merger, business combination, consolidation, exchange or other similar reorganization involving Citadel or any of its subsidiaries

THE EQUITY INVESTMENT

Background

Concurrently with the execution of the merger agreement, and in order to provide Cumulus Media with a portion of the cash necessary to pay the cash portion of the consideration in the merger, Cumulus Media entered into the Investment Agreement with Crestview and Macquarie. The parties amended and restated the Investment Agreement as of April 22, 2011 in order to, among other things, add UBS Securities as a party thereto.

Approval and Recommendation of the Investment Agreement

The Investment Agreement and the transactions contemplated thereby have been approved by Cumulus Media’s board of directors. For information regarding the recommendation of Cumulus Media’s financial advisor as to the merger agreement and related transactions, including the entry into the Investment Agreement, see “The Merger — Opinion of Cumulus Media’s Financial Advisor” on page 124. Pursuant to the Investment Agreement, as amended, the Investors have committed to purchase with cash up to an aggregate of $500.0 million in shares of Cumulus Media common stock, preferred stock or warrants to purchase common stock, at a purchase price per share of common stock (or warrant) of $4.34.

Material Terms of the Investment Agreement

Pursuant to the Investment Agreement, Crestview has agreed to purchase up to $250.0 million in shares of Cumulus Media Class A common stock and Macquarie and UBS Securities have each agreed to purchase up to $125.0 million in warrants, which will be immediately exercisable by U.S. persons, subject to the Communications Act and FCC rules and policies, at an exercise price of $0.01 per share for shares of Cumulus Media Class B common stock. Macquarie may, at its option, elect to receive up to the full amount of its investment in shares of a to-be created class of perpetual redeemable, non-convertible preferred stock, and is also permitted to syndicate up to $45.0 million of its commitment to one or more third parties, subject to certain limitations set forth in the Investment Agreement. UBS Securities may also syndicate all or a portion of its commitment under the Investment Agreement, subject to the same limitations set forth in the Investment Agreement. If and to the extent either of Macquarie or UBS syndicate their respective commitments as provided for and subject to the limitations in the Investment Agreement, such syndicated portion will be eligible to be invested only in shares of Cumulus Media Class A common stock or, if syndicated to non-U.S. persons, warrants to purchase shares of Cumulus Media Class B common stock.

In certain instances as provided for in the Investment Agreement, and if the merger consideration is not at the Cash Consideration Cap, the Investors’ commitments will be reduced, subject to a minimum aggregate investment of $395.0 million. $80.0 million of Macquarie’s commitment, referred to as the Cadet Portion, is terminable by Cumulus Media, in whole or in part, at any time. In addition, under certain circumstances where Cumulus Media does not require Macquarie’s full investment to pay the cash portion of the consideration in the merger, Macquarie may elect to reduce its commitment to the extent not so required. In the event that the merger consideration is at the Cash Consideration Cap, none of the Investors syndicate any portion of their respective commitments, and Macquarie does not elect to instead purchase preferred stock for all or any portion of its investment, on an as-converted to Cumulus Media Class A common stock basis, Cumulus Media would issue to each of Crestview, Macquarie and UBS Securities 57,603,687, 28,801,843 and 28,801,843 shares of its Class A common stock, respectively, which would have represented 23.2%, 11.6% and 11.6% of Cumulus Media’s outstanding voting power as of June 9, 2011 (after giving effect to the expected issuance of 206,747,774 shares of Cumulus Media Class A common stock in the merger, assuming the issuance thereof at the Cash Consideration Cap, and pursuant to the Investment Agreement). To the extent that Macquarie or UBS Securities syndicate any portion of their respective commitments, or such commitments are reduced pursuant to the Investment Agreement, the shares issuable thereto would be commensurately reduced.

Shares of Cumulus Media preferred stock issuable to Macquarie at its election, and in accordance with the terms of the Investment Agreement, would accrue dividends at a rate of 10% per annum for the first six months after the closing of the Equity Investment, 14% per annum thereafter until the second anniversary of the closing of the Equity Investment, 17% per annum plus the LIBOR Increase Amount per annum thereafter until the fourth anniversary of the closing of the Equity Investment, and 20% plus the LIBOR Increase Amount per annum thereafter. Up to 50% of such dividends would be payable by Cumulus Media at its option in additional shares of this preferred stock. Cash dividends would be required to be paid to the extent that Cumulus Media has cash on hand available to pay such dividends after meeting ordinary course expenses of Cumulus Media, or to the extent Holdco is permitted under the Acquisition Credit Facility and the indenture governing the 2019 Notes to make distributions to Cumulus Media in an amount equal to such cash dividends plus the amount of ordinary course expenses of Cumulus Media. Any such cash payments that are not made by Cumulus Media when due would also be treated as additional shares of this preferred stock for purposes of accrual of dividends and would be required to be paid, together with accrued but unpaid cash dividends thereon, on the earliest date on which Cumulus Media has cash on hand available for such purpose. The preferred stock would not have any voting rights, would be redeemable at Cumulus Media’s option, and would be mandatorily redeemable upon certain equity offerings or upon the incurrence of certain additional debt by its subsidiaries, subject to compliance with the provisions of the Acquisition Credit Facility and the indenture governing the 2019 Notes.

Contemporaneously with the closing of the Equity Investment, Crestview and Macquarie will each receive a cash commitment fee equal to $10.0 million, and UBS Securities will receive a structuring fee equal to 3.0% of its equity commitment. In addition, Crestview will receive warrants to purchase, at an exercise price of $4.34 per share, 7,776,498 shares of Cumulus Media common stock. Macquarie is entitled to receive a syndication fee of approximately $0.2 million. Macquarie is also entitled to receive an equity commitment fee of approximately $0.2 million plus an amount, computed like interest on a daily basis from March 26, 2011 until the closing of the Equity Investment, equal to 3.1% per annum on the dollar amount of the Cadet Portion of its commitment outstanding from time to time that has not been terminated by Cumulus Media. If the closing does not occur by March 9, 2012, such per annum rate will increase to 6.2% in respect of periods after such date. Cumulus Media has also agreed to enter into a monitoring agreement with Crestview (or its affiliate), pursuant to which Crestview will be entitled to receive a monitoring fee of $10.0 million, payable in quarterly installments of $0.5 million in arrears until the fifth anniversary of the closing of the Equity Investment.

The Investment Agreement contains limited representations, warranties and covenants made by each of Cumulus Media and the Investors, which are customary for an agreement of this type. Consummation of the Equity Investment is subject to various customary closing conditions, including (i) FCC Approval, (ii) expiration or termination of the waiting period under the HSR Act, and (iii) satisfaction of all of the conditions precedent to Cumulus Media’s obligation to complete the merger as set forth in the merger agreement, and the simultaneous completion of the merger and related debt financing transactions.

Additional Agreements

As an inducement for Cumulus Media to enter into the Investment Agreement, Crestview and Macquarie and their respective affiliates entered into limited guarantee agreements with Citadel, pursuant to which each such party guaranteed certain payments which may become due in connection with the termination of the merger agreement under certain circumstances, including a portion of the termination fee that may be payable to Citadel under certain circumstances and a portion of certain expenses that may be reimbursed to Citadel under the merger agreement. These limited guarantee agreements provide that in no event will the affiliates of Crestview collectively be liable for more than approximately $24.0 million under their guarantee, nor will the affiliate of Macquarie be liable for more than approximately $9.1 million under its guarantee. Depending upon the cause of such termination, Cumulus Media or one of the Investors, as the case may be, may be obligated to indemnify the others for payment of amounts owed to Citadel under the merger agreement upon termination thereof.

Also pursuant to the Investment Agreement, Cumulus Media has agreed to, among other things, cause the shares of Cumulus Media Class A common stock issuable pursuant to the Equity Investment (including shares issuable upon exercise of warrants issued to Crestview pursuant to the Investment Agreement, and issuable upon conversion of Cumulus Media Class B common stock issued pursuant to exercises of warrants sold pursuant to the Investment Agreement) to be approved for listing on the Nasdaq Stock Market on or prior to the closing date of the Equity Investment.

In addition, the Investment Agreement also provides that Cumulus Media will enter into or adopt, as appropriate, the following:

Stockholders Agreement

The Stockholders Agreement, to be entered into with the Investors and certain other stockholders at the closing of the Equity Investment, will acknowledge that, as of the closing of the Equity Investment and in accordance with the Cumulus Media Bylaws, the size of Cumulus Media’s board of directors will be set at seven members, and the two vacancies on the Cumulus Media board of directors created thereby will be filled with individuals designated by Crestview, one of whom will be appointed as the lead director of the Cumulus Media board of directors. Thereafter, in accordance with the Investment Agreement, Crestview will have the right to designate two individuals for nomination to the Cumulus Media board of directors, and each of the Dickeys, the BofA Entities and Blackstone will have the right to designate one individual for nomination to the Cumulus Media board of directors. The remaining directors will consist of Cumulus Media’s two current directors, both of whom are independent, or their successors, who shall meet applicable independence criteria. The Stockholders Agreement will provide that, for so long as Crestview is the largest stockholder of Cumulus Media, it will have the right to have one of its designees who is elected to the board of directors and is selected by it appointed as the “lead director” of the board of directors, who shall be an independent director. Further, the parties to the Stockholders Agreement (other than Cumulus Media) will agree to support such directors (or others as may be designated by the relevant stockholders) as nominees to be presented to Cumulus Media’s stockholders for approval at subsequent stockholder meetings for the term set out in the Stockholders Agreement. Each stockholder party’s respective director nomination rights will generally survive for so long as it continues to own a specified percentage of Cumulus Media stock (except that the director nomination right of Blackstone will cease on the day immediately following the date directors elected at Cumulus Media’s third annual meeting held after January 31, 2010 commence their terms, if not terminated earlier due to Blackstone ceasing to own the specified percentage of its Cumulus Media common stock).

Subject to certain exceptions, the Stockholders Agreement will provide that, until the seventh anniversary of the closing of the Equity Investment, any Significant Stockholder, may not, directly or indirectly, acquire, agree to acquire or make a proposal to acquire beneficial ownership of any additional equity securities of Cumulus Media not owned by them immediately following the closing of the Equity Investment. The Stockholders Agreement will also generally provide that, until the seventh anniversary of the closing of the Equity Investment, no Significant Stockholder will, or will permit any of its affiliates to, engage in any transaction or series of transactions that would constitute a going-private transaction of Cumulus Media, subject to certain exceptions. The Stockholders Agreement will also provide that, subject to certain exceptions, no Investor will transfer its Cumulus Media stock or warrants to a person or group that is, to the Investor’s knowledge, a specified competitor of Cumulus Media or that, following such transfer, would beneficently own greater than 10% of Cumulus Media’s common stock.

The Stockholders Agreement is also expected to contain significant restrictions on the transferability of Cumulus Media securities held by the parties thereto (other than Macquarie and UBS Securities) for a period of eighteen months following the closing of the Equity Investment, and also certain additional restrictions thereafter, in each case subject to certain exceptions.

Registration Rights Agreement

Cumulus Media also expects to enter into a registration rights agreement (the “Registration Rights Agreement”) with the Investors. Pursuant thereto, commencing 18 months after the closing of the Equity Investment, Crestview will have the right to three registrations for resale of its Cumulus Media Class A common stock on Form S-1, provided that each request for registration provides for a minimum of $50.0 million in gross proceeds. In addition, for so long as Cumulus Media is eligible to file registration statements on Form S-3, Crestview will have the right to demand that Cumulus Media file a shelf registration statement providing for the registration for resale of the Class A common stock issued to Crestview pursuant to the Equity Investment, subject to certain limitations as to timing and amounts thereof, and Cumulus Media will agree to use its commercially reasonable efforts to have any such shelf registration statement declared effective within 18 months of the closing of the Equity Investment.

The Registration Rights Agreement will also provide that, upon request of either Macquarie or UBS Securities, Cumulus Media will use its commercially reasonable efforts to prepare, file and have declared effective with the SEC a shelf registration statement providing for the registration for resale of any Cumulus Media Class A common stock or Class B common stock issued to Macquarie or UBS Securities (or issued to third parties pursuant to the syndication of their respective investment commitments) pursuant to the Equity Investment, subject to certain limitations as to timing and amounts thereof.

The Registration Rights Agreement is also expected to provide for unlimited piggyback registration rights for the stockholder parties thereto, and include other customary provisions relating to, among other things, cutback priorities, standoffs, suspension periods and indemnification.

2011 Equity Incentive Plan

The Investment Agreement provides that Cumulus Media shall adopt a new employee equity incentive plan and, contemporaneously with the closing of the Equity Investment, make certain grants thereunder. For additional information regarding the Cumulus Media 2011 Equity Incentive Plan, see “Cumulus Media 2011 Equity Incentive Plan.”

Effect of Equity Investment on Existing Stockholders

The ownership interests of the existing stockholders of Cumulus Media, other than the Investors to the extent any of them currently owns shares of stock of Cumulus Media (or shares of Citadel which may be converted into shares of stock of Cumulus Media in the merger) will decrease in proportion to the number of shares of Cumulus Media Class A common stock, shares of Cumulus Media preferred stock or warrants exercised for any shares of Cumulus Media Class A common stock or Cumulus Media Class B common stock issued pursuant to the Investment Agreement. The voting interests of existing stockholders of Cumulus Media will decrease in proportion to the number of shares of Cumulus Media Class A common stock issued pursuant to the Investment Agreement (including any shares of Cumulus Media Class A common stock issued upon exercise of warrants to purchase shares of Cumulus Media Class A common stock issued to Crestview or issued upon conversion of shares of Cumulus Media Class B common stock issued pursuant to exercises of warrants to purchase such shares sold under the Investment Agreement).

Stockholder Approval

Cumulus Media’s Class A common stock is quoted on the Nasdaq Global Select Market and, as a result, Cumulus Media is subject to the listing rules of the Nasdaq Stock Market. On March 9, 2011, holders of a majority of the outstanding voting power of Cumulus Media entered into an action by written consent approving the issuance of shares of Cumulus Media capital stock to be issued pursuant to the Investment Agreement. As a result, no further stockholder action is being sought or is required in connection with this transaction.

CUMULUS MEDIA 2011 EQUITY INCENTIVE PLAN

General

Cumulus Media’s board of directors approved the Cumulus Media Inc. 2011 Equity Incentive Plan (the “2011 Equity Plan”) on July 8, 2011, subject to the approval of Cumulus Media’s stockholders. Also on July 8, 2011, holders of a majority of the outstanding voting power of Cumulus Media common stock executed an action by written consent approving the adoption of the 2011 Equity Plan. As a result, no further stockholder action is required in connection with the adoption of the 2011 Equity Plan. The 2011 Equity Plan is expected to become effective as of the closing of the merger and the Equity Investment. The 2011 Equity Plan will expire in 2021.

The 2011 Equity Plan is intended to attract and retain non-employee directors, consultants, officers and other employees of Cumulus Media and its subsidiaries and to provide those persons with incentives and rewards for performance.

Cumulus Media’s board of directors believes that it is in Cumulus Media’s best interest and the best interests of its stockholders to provide for an equity incentive plan under which certain equity-based compensation awards made to its executive officers may qualify for deductibility for federal income tax purposes. Accordingly, the 2011 Equity Plan has been structured so that certain awards may satisfy the requirements for the performance-based exclusion from the deduction limitations under Section 162(m) of the Code. For awards to satisfy the requirements for the performance-based exclusion, the 2011 Equity Plan’s material terms must be approved by Cumulus Media’s stockholders.

A summary description of the 2011 Equity Plan is set forth below. The summary is not intended to be exhaustive and is qualified in its entirety by reference to the 2011 Equity Plan, a copy of which is attached as Annex E to this information statement/proxy statement/prospectus.

Plan Highlights

The 2011 Equity Plan authorizes the granting of equity-based compensation in the form of stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance shares, performance units, and other awards for the purpose of providing Cumulus Media’s non-employee directors, consultants, officers and other employees incentives and rewards for superior performance. Some of the key features of the 2011 Equity Plan are set forth below.

Administration.  The 2011 Equity Plan will be administered by the Compensation Committee of Cumulus Media’s board of directors (referred to in this section as the “Committee”). The Committee may delegate its authority under the 2011 Equity Plan to a subcommittee. The Committee may also delegate to one or more of its members or to one or more of Cumulus Media’s officers, or to one or more agents or advisors, administrative duties or powers to do one or both of the following (subject to certain limitations described in the 2011 Equity Plan):

•	designate employees to receive awards under the 2011 Equity Plan; and

•	determine the size of any such awards.

Plan Limits.  Total awards under the 2011 Equity Plan are limited to 35,000,000 shares (the “Authorized Plan Aggregate”) of Cumulus Media Class A common stock, par value $0.01 per share. The 2011 Equity Plan also provides that:

•	the aggregate number of shares of Cumulus Media Class A common stock actually issued or transferred upon the exercise of incentive stock options (“ISOs”) will not exceed 17,500,000 shares;

•	the number of shares of Cumulus Media Class A common stock issued as restricted stock, RSUs, performance shares, performance units and other awards (after taking into account any forfeitures and cancellations) will not, during the term of the 2011 Equity Plan, in the aggregate exceed 12,000,000 shares of Cumulus Media Class A common stock;

•	no participant will be granted stock options or SARs, in the aggregate, for more than 11,500,000 shares of Cumulus Media Class A common stock during any calendar year; and

•	no participant will be granted awards of restricted stock, RSUs, performance shares or other awards that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, in the aggregate, for more than 3,000,000 shares of Cumulus Media Class A common stock during any calendar year; and

•	no participant during any calendar year will be granted awards of performance units that are intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code, in the aggregate, for more than a maximum value of $5,000,000 as of their respective dates of grant.

No Liberal Recycling Provisions.  The 2011 Equity Plan provides that only shares with respect to awards that expire or are forfeited or cancelled, or shares that were covered by an award the benefit of which is paid in cash instead of shares, will again be available for issuance under the 2011 Equity Plan. The following shares will not be added back to the Authorized Plan Aggregate:

•	shares tendered in payment of the option exercise price;

•	shares withheld by Cumulus Media to satisfy the tax withholding obligation; and

•	shares that are repurchased by Cumulus Media with stock option proceeds.

Further, all shares covered by a SAR that is exercised and settled in shares, and whether or not all shares are actually issued to the participant upon exercise of the right, will be considered issued or transferred pursuant to the 2011 Equity Plan.

Minimum Vesting Periods.  The 2011 Equity Plan provides that generally:

•	Stock options and SARs may not become exercisable by the passage of time sooner than one-third per year over three years except in the event of retirement, death or disability of a participant or in the event of a change in control (described below);

•	Stock options and SARs that become exercisable upon the achievement of Management Objectives (as defined below) cannot become exercisable sooner than one year from the date of grant except in the event of retirement, death or disability of a participant or in the event of a change in control;

•	Restricted stock and RSUs may not become unrestricted by the passage of time sooner than one-third per year over three years unless restrictions lapse sooner by virtue of retirement, death or disability of a participant or in the event of a change in control;

•	The period of time within which Management Objectives relating to performance shares and performance units must be achieved will be a minimum of one year, subject to earlier lapse or modification by virtue of retirement, death or disability of a participant or in the event of a change in control;

•	Restricted stock and RSUs that vest upon the achievement of Management Objectives cannot vest sooner than one year from the date of grant, but may be subject to earlier lapse or modification by virtue of retirement, death or disability of a participant or in the event of a change in control; and

•	As described below, a limited number of awards, however, including restricted stock and RSUs granted to non-employee directors, may be granted without regard to the above minimum vesting periods.

No Repricing.  Cumulus Media has never repriced underwater stock options or SARs, and repricing of options and SARs is prohibited without stockholder approval under the 2011 Equity Plan.

Change in Control.  In general, a change in control will be deemed to have occurred if:

•	there is a consummation of a sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Cumulus Media and its subsidiaries taken as a whole to any person or group;

•	a plan relating to the liquidation or dissolution of Cumulus Media is adopted;

•	there is a consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any person or group becomes the beneficial owner (excluding any options to purchase equity securities of Cumulus Media held by such person or group) of more than 50% of the aggregate voting power of all classes of capital stock of Cumulus Media having the right to elect directors under ordinary circumstances; or

•	a majority of the members of Cumulus Media’s board of directors are not Continuing Directors. For purposes of this definition, a “Continuing Director” is, as of any date of determination, any member of the Cumulus Media board of directors who (1) was a member of the Cumulus Media board of directors on the date the 2011 Equity Plan was approved by Cumulus Media’s stockholders or (2) was nominated for election or elected to the Cumulus Media board of directors with the approval of either two-thirds of the Continuing Directors who were members of the Cumulus Media board of directors at the time of such nomination or election or two-thirds of those Cumulus Media directors who were previously approved by Continuing Directors.

Dividend Equivalents.  The 2011 Equity Plan provides that dividends or other distributions on performance shares, restricted stock or RSUs that are earned or that have restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives. The 2011 Equity Plan also provides that dividends and dividend equivalents will not be paid on stock options or SARs.

Other Features.

•	The 2011 Equity Plan provides that no stock options or SARs will be granted with an exercise or base price less than the fair market value of the Cumulus Media Class A common stock on the date of grant.

•	The 2011 Equity Plan is designed to allow awards to qualify as qualified performance-based compensation under Section 162(m) of the Code.

Summary of the Plan

Shares Available Under the 2011 Equity Plan.  Subject to adjustment as provided in the 2011 Equity Plan, the number of shares of Cumulus Media Class A common stock that may be issued or transferred upon the exercise of stock options or SARs, in payment of restricted stock and released from substantial risks of forfeiture, in payment of RSUs, in payment of performance shares or performance units that have been earned, as awards to non-employee directors, as other awards, or in payment of dividend equivalents paid for awards made under the 2011 Equity Plan will not exceed the Authorized Plan Aggregate. These shares may be shares of original issuance or treasury shares or a combination of the foregoing.

Shares of Cumulus Media Class A common stock covered by an award granted under the 2011 Equity Plan will not be counted as used unless and until they are actually issued and delivered to a participant. The total number of shares available under the 2011 Equity Plan as of a given date will not be reduced by any shares relating to prior awards that have expired or have been forfeited or cancelled. Upon payment in cash of the benefit provided by any award granted under the 2011 Equity Plan, any shares of Cumulus Media Class A common stock that were covered by that award will be available for issue or transfer.

If shares of Cumulus Media Class A common stock are tendered or otherwise used in payment of a stock option exercise price, the total number of shares covered by the stock option being exercised will count against the Authorized Plan Aggregate. Shares of Cumulus Media Class A common stock withheld by Cumulus Media to satisfy tax withholding obligations will count against the Authorized Plan Aggregate. The number of shares of Cumulus Media Class A common stock covered by a SAR that is exercised and settled in shares of Cumulus Media Class A common stock, and whether or not all shares are actually issued to the participant upon exercise of the SAR, will be considered issued or transferred pursuant to the 2011 Equity Plan. In the event that Cumulus Media repurchases shares with stock option proceeds, those shares will not be added to the Authorized Plan Aggregate. If, under the 2011 Equity Plan, a participant has elected to give up the right to receive compensation otherwise payable in cash in exchange for shares of Cumulus Media Class A common stock based on fair market value, such shares of Cumulus Media Class A common stock will not count against the Authorized Plan Aggregate or any of the other share limits.

The 2011 Equity Plan also provides for the limits described above under “Plan Highlights — Plan Limits.”

Notwithstanding anything in the 2011 Equity Plan to the contrary, up to 10% of the maximum number of shares of Cumulus Media Class A common stock that may be issued or transferred under the 2011 Equity Plan may be used for:

•	awards of restricted stock, RSUs, performance shares, performance units and other awards that do not comply with the three-year or one-year vesting requirements set forth in the 2011 Equity Plan; plus

•	awards granted to non-employee directors.

Eligibility.  Cumulus Media’s officers and other employees, the officers and other employees of Cumulus Media’s subsidiaries, Cumulus Media’s non-employee directors and consultants and any person who has agreed to commence serving in any of those capacities (other than as a Cumulus Media non-employee director) within 90 days of the date of grant may be selected by the Committee to receive benefits under the 2011 Equity Plan. Approximately 2,304 employees (not including officers), six officers, four non-employee directors and 150 consultants currently qualify to participate in the 2011 Equity Plan. The Committee will determine which persons will receive awards and the number of shares subject to such awards.

Stock Options.  Cumulus Media may grant stock options (either ISOs or non-qualified stock options, or a combination of ISOs and non-qualified stock options) that entitle the optionee to purchase shares of Cumulus Media Class A common stock at a price not less than market value per share at the date of grant. ISOs may only be granted to participants qualifying under the Code. The closing market price of Cumulus Media’s shares of Cumulus Media Class A common stock, as reported on the Nasdaq Global Select Market on June 28, 2011 was $3.60 per share. The option price is payable in cash, check or wire transfer at the time of exercise, by the transfer to Cumulus Media of shares of Cumulus Media Class A common stock owned by the participant and having a value at the time of exercise equal to the option price, by a combination of such payment methods, or by such other method as may be approved by the Committee.

To the extent permitted by law, any grant of a stock option may provide for deferred payment of the option price from the proceeds of a sale through a bank or broker of some or all of the shares of Cumulus Media Class A common stock to which the exercise relates.

Stock options will be evidenced by an award agreement containing such terms and provisions, consistent with the 2011 Equity Plan, as the Committee may approve. No stock option may be exercisable more than 10 years from the date of grant. Each grant will specify the period of continuous service with Cumulus Media or any subsidiary that is necessary before the stock options become exercisable, but stock options may not become exercisable by the passage of time sooner than one-third per year over three years.

Successive grants may be made to the same participant whether or not stock options previously granted remain unexercised. Any grant of stock options may specify Management Objectives that must be achieved as a condition to exercising such rights, but stock options that become exercisable upon the achievement of Management Objectives may not become exercisable sooner than one year from the date of grant. Dividends and dividend equivalents will not be paid on stock options.

SARs.  A SAR is a right, exercisable by the surrender of a related stock option (if granted in tandem with stock options) or by itself (if granted as a free-standing SAR), to receive from Cumulus Media an amount equal to 100%, or such lesser percentage as the Committee may determine, of the spread between the base price (or option exercise price if a tandem SAR) and the value of the shares of Cumulus Media Class A common stock on the date of exercise. Any grant may specify that the amount payable on exercise of a SAR may be paid by Cumulus Media in cash, in shares of Cumulus Media Class A common stock, or in any combination of the two, and that the amount payable may not exceed a maximum specified by the Committee at the date of grant.

SARs will be evidenced by an award agreement containing such terms and provisions, consistent with the 2011 Equity Plan, as the Committee may approve. Any grant of a tandem SAR will provide that it may be exercised only at a time when the related stock option is also exercisable, at a time when the spread is positive, and by surrender of the related stock option for cancellation. Successive grants of a tandem SAR may be made to the same participant regardless of whether any tandem SARs previously granted to the participant remain unexercised. Each grant will specify in respect of each free-standing SAR a base price that will be equal to or greater than the market value per share on the date of grant. Successive grants may be made to the same participant regardless of whether any free-standing SARs previously granted to the participant remain unexercised. No free-standing SAR granted under the 2011 Equity Plan may be exercised more than 10 years from the date of grant.

Any grant of a SAR may specify waiting periods before exercise and permissible exercise dates or periods, but SARs may not become exercisable by the passage of time sooner than one-third per year over three years. In addition, each grant may specify the period of continuous service with Cumulus Media or any subsidiary that is necessary before the SARs become exercisable. Any grant of a SAR may also specify Management Objectives that must be achieved as a condition to exercise such rights, but SARs that become exercisable upon the achievement of Management Objectives may not become exercisable sooner than one year from the date of grant. Dividends and dividend equivalents will not be paid on SARs.

Restricted Stock.  A grant of restricted stock involves the immediate transfer by Cumulus Media to a participant of ownership of a specific number of shares of Cumulus Media Class A common stock in consideration of the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares. The transfer may be made without additional consideration or in consideration of a payment by the participant that is less than current market value at the date of grant, as the Committee may determine.

Restricted stock that vests upon the passage of time must be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period, generally, no shorter than three years, except that the restrictions may be removed ratably during the three-year period, on at least an annual basis, as the Committee may determine at the date of grant. If a grant of restricted stock provides that Management Objectives must be achieved to result in a lapse of restrictions, the restrictions cannot lapse sooner than one year from the date of grant.

Grants of restricted stock will be evidenced by an award agreement containing such terms and provisions, consistent with the 2011 Equity Plan, as the Committee may approve. Any grant or sale of restricted stock may require that any or all dividends or other distributions paid with respect to the restricted stock during the period of restriction be automatically deferred and reinvested in additional shares of restricted stock, which may be subject to the same restrictions as the underlying award. However, dividends or other distributions on restricted stock with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

RSUs.  A grant of RSUs constitutes an agreement by Cumulus Media to deliver shares of Cumulus Media Class A common stock or cash to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions during the restriction period as the Committee may specify. The Committee may, at the date of grant, authorize the payment of dividend equivalents on RSUs on either a current, deferred or contingent basis, either in cash or in additional shares of Cumulus Media Class A common stock. However, dividends or other distributions on shares of Cumulus Media Class A common stock underlying RSUs with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingently upon the achievement of the applicable Management Objectives.

RSUs with a restriction period that lapses only by the passage of time will have a restriction period of at least three years, except that the restriction period may expire ratably during the three-year period, at least on an annual basis, as determined by the Committee at the date of grant. If the RSUs have a restriction period that lapses only upon the achievement of Management Objectives or that the RSUs will be earned based on the achievement of Management Objectives, the restriction period may not be a period of less than one year from the date of grant.

RSUs will be evidenced by an evidence of award containing such terms and provisions, consistent with the 2011 Equity Plan, as the Committee may approve. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by such participant that is less than the market value per share at the date of grant. Each grant or sale of RSUs will also specify the time and manner of payment of the RSUs that have been earned and will specify that the amount payable with respect to such grant will be paid by Cumulus Media in shares of Cumulus Media Class A common stock or cash or a combination of the two.

Performance Shares and Performance Units.  A performance share is the equivalent of one share of Cumulus Media Class A common stock and a performance unit is the equivalent of $1.00 or such other value as may be determined by the Committee. A participant may be granted any number of performance shares or performance units, subject to the limitations described above. The participant will be given one or more Management Objectives to meet within a specified period (the “Performance Period”). The specified Performance Period will be a period of time not less than one year.

To the extent earned, performance shares or performance units will be paid to the participant at the time and in the manner determined by the Committee. Any grant may specify that the amount payable with respect thereto may be paid by Cumulus Media in cash, shares of Cumulus Media Class A common stock, shares of restricted stock, RSUs or any combination of the foregoing, and that the amount payable may not exceed a maximum specified by the Committee at the date of grant. The Committee may, at the date of grant of performance shares, provide for the payment of dividend equivalents to participant either in cash or in additional shares of Cumulus Media Class A common stock, subject in all cases to deferral and payment on a contingent basis based on the participant’s earning of the performance shares with respect to which such dividend equivalents are paid.

Performance shares and performance units will be evidenced by an award agreement containing such terms and provisions, consistent with the 2011 Equity Plan, as the Committee may approve. Each grant will specify the number of performance shares or performance units to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors. However, no adjustment will be made in the case of an award intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code (other than in connection with the death or disability of the participant or a change in control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

Awards to Non-Employee Directors.  Non-employee directors may receive stock options, SARs or other awards and may also receive grants of shares of Cumulus Media Class A common stock, restricted stock or RSUs. Each grant of an award to a non-employee director will be upon such terms and conditions as will be evidenced by an award agreement. Such awards will not be required to be subject to any minimum vesting period, and will be evidenced by an evidence of award in such form as will be approved by the Committee. Each grant will specify in the case of stock option, an option price per share, and in the case of a free-standing SAR, a base price per share, each of which will not be less than the market value per share on the date of grant. Each stock option and free-standing SAR granted under the 2011 Equity Plan to a non-employee director will expire not more than 10 years from the date of grant and will be subject to earlier termination as provided in the 2011 Equity Plan. Non-employee directors may be awarded, or may elect to receive, all or any portion of their annual retainer, meeting fees or other fees in shares of Cumulus Media Class A common stock, restricted stock, RSUs or other awards under the 2011 Equity Plan in lieu of cash.

Other Awards.  The Committee may grant to any participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Cumulus Media Class A common stock or factors that may influence the value of such shares, including, without limitation,

•	convertible or exchangeable debt securities;

•	other rights convertible or exchangeable into shares of Cumulus Media Class A common stock;

•	purchase rights for shares of Cumulus Media Class A common stock;

•	awards with value and payment contingent upon Cumulus Media’s performance or that of specified subsidiaries, affiliates or other business units of Cumulus Media or any other factors designated by the Committee; and

•	awards valued by reference to the book value of shares of Cumulus Media Class A common stock or the value of securities of, or the performance of specified subsidiaries or affiliates or other business units of Cumulus Media.

The Committee will determine the terms and conditions of the other awards. The Committee will determine the terms and conditions by which the shares of Cumulus Media Class A common stock delivered pursuant to an award in the nature of a purchase right will be purchased.

The Committee may grant shares of Cumulus Media Class A common stock as a bonus, or may grant other awards in lieu of Cumulus Media’s obligation or its subsidiary’s obligation to pay cash or deliver other property under the 2011 Equity Plan or under other plans or compensatory arrangements.

If the earning or vesting of, or elimination of restrictions applicable to, any such other award is based only on the passage of time rather than the achievement of Management Objectives, the period of time will be no shorter than three years, except that the restrictions may be removed no sooner than ratably on an annual basis during the three-year period as determined by the Committee. If the earning or vesting of, or elimination of restrictions applicable to, an other award is based on the achievement of Management Objectives, the earning, vesting or restriction period may not terminate sooner than one year from the date of grant.

Treatment of Awards upon Certain Events.  Any award agreement may provide for the earlier vesting of the award in the event of the retirement, death or disability of the participant or in the event of a change in control.

Management Objectives.  The Committee may establish “Management Objectives” for purposes of performance shares, performance units, stock options, SARs, restricted stock, RSUs, dividend credits or other awards. Management Objectives may be described in terms of company-wide objectives or objectives that are related to the performance of the individual participant or of the subsidiary, division, department, region, function or other organizational unit within the company or subsidiary in which the participant is employed. The Management Objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organization units within such other companies, and may be made relative to an index or one or more of the performance criteria themselves. The Committee may grant awards subject to Management Objectives that may or may not be intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code. The Management Objectives applicable to any award intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code to a “covered employee,” within the meaning of 162(m) of the Code, will be based on one or more, or a combination, of the following criteria:

•	Profits (e.g., operating income, EBIT, EBT, net income, “station operating income,” earnings per share, residual or economic earnings, economic profit — these profitability metrics could be measured or subject to GAAP definition);

•	Cash Flow (e.g., EBITDA, free cash flow, “broadcast cash flow,” free cash flow with or without specific capital expenditure target or range, including or excluding divestments and/or acquisitions, total cash flow, cash flow in excess of cost of capital or residual cash flow or cash flow return on investment);

•	Returns (e.g., Profits or Cash Flow returns on: assets, invested capital, net capital employed, and equity);

•	Working Capital (e.g., working capital divided by sales, days’ sales outstanding, days’ sales inventory, and days’ sales in payables);

•	Profit Margins (e.g., Profits divided by revenues, gross margins and material margins divided by revenues, and material margin divided by sales pounds);

•	Liquidity Measures (e.g., debt-to-capital, debt-to-EBITDA, total debt ratio);

•	Sales Growth, Gross Margin Growth, Cost Initiative and Stock Price Metrics (e.g., revenues, revenue growth, revenue growth outside the United States, gross margin and gross margin growth, material margin and material margin growth, stock price appreciation, total return to shareholders, sales and administrative costs divided by sales, and sales and administrative costs divided by profits); and

•	Strategic Initiative Key Deliverable Metrics consisting of one or more of the following: product development, strategic partnering, research and development, vitality index, market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates and joint ventures.

If the Committee determines that a change in the business, operations, corporate structure or Cumulus Media’s capital structure, or the manner in which Cumulus Media conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of an award intended to qualify as “qualified performance-based compensation” under Section 162(m) of the Code (other than in connection with a change in control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Management Objectives or minimum acceptable level of achievement with respect to such award.

Administration.  The Committee has the authority to administer the 2011 Equity Plan, and may, from time to time, delegate all or any part of its authority under the 2011 Equity Plan to a subcommittee of the Committee. The Committee may delegate certain administrative duties to one or more of Cumulus Media’s officers, agents or advisors, and in the case of Cumulus Media’s officers delegate the authority by which the delegated individual may:

•	designate employees to receive awards under the 2011 Equity Plan; and

•	determine the size of any such awards.

However, the Committee may not delegate such responsibilities to any such officer for awards granted to an employee who is a Section 16 officer, director, or more than 10% beneficial owner as determined by the Committee in accordance with Section 16 of the Securities Exchange Act of 1934. The resolution providing for such authorization must set forth the total number of shares of Cumulus Media Class A common stock any delegated officer may grant and the officer must report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the delegated authority.

Amendments.  The board of directors may at any time and from time to time amend the 2011 Equity Plan in whole or in part. However, an amendment to the 2011 Equity Plan will be subject to stockholder approval if the amendment would:

•	materially increase the benefits accruing to participants under the 2011 Equity Plan;

•	materially increase the number of securities which may be issued under the 2011 Equity Plan;

•	materially modify the requirements for participation in the 2011 Equity Plan; or

•	need to be approved by Cumulus Media’s stockholders in order to comply with applicable law or the rules of the Nasdaq Stock Market (or Cumulus Media’s applicable securities exchange).

If permitted by Section 409A of the Code and Section 162(m) of the Code, in the case of termination of the employment of a participant by reason of death, disability, or retirement or in the event of a change in control, the Committee may accelerate the time at which:

•	an option or SAR may be exercised;

•	the restrictions for restricted stock, RSUs or other awards may lapse; or

•	the performance requirements for performance shares and performance units may be deemed achieved.

The board of directors may, in its discretion, terminate the 2011 Equity Plan at any time. Termination of the 2011 Equity Plan will not affect the rights of participants or their successors under any outstanding awards and not exercised in full on the date of termination.

No Repricing of Stock Options or SARs.  Except in connection with certain corporate transactions or events described in the 2011 Equity Plan, the terms of outstanding awards may not be amended to reduce the option price of outstanding stock options or the base price of outstanding SARs, or cancel outstanding stock options or SARs in exchange for cash, other awards or stock options or SARs with an option price or base price, as applicable, that is less than the option price of the original stock options or base price of the original SARs, as applicable, without stockholder approval. This restriction is intended to prohibit the repricing of “underwater” stock options and SARs and will not be construed to prohibit the adjustments in connection with certain corporate transactions provided for in the 2011 Equity Plan.

Detrimental Activity and Recapture Provisions.  Any award agreement may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to Cumulus Media of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee, if a participant, either during employment by Cumulus Media or a subsidiary or within a specified period after termination of such employment, engages in any detrimental activity (as defined in the 2011 Equity Plan). In addition, any award agreement may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to Cumulus Media of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Securities Exchange Act of 1934 and any applicable rules or regulations promulgated by the SEC or any national securities exchange or national securities association on which the Cumulus Media Class A common stock may be traded.

Transferability.  Except as otherwise determined by the Committee, generally, no stock option, SAR, share of restricted stock, RSU, performance share, performance unit or other award granted under the 2011 Equity Plan will be transferable by the participant except by will or the laws of descent and distribution, and in no event will any such award granted under the 2011 Equity Plan be transferred for value.

Withholding Taxes.  To the extent Cumulus Media is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant or other person under the 2011 Equity Plan, and the amounts available to Cumulus Media for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to Cumulus Media for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a participant’s benefit is to be received in the form of shares of Cumulus Media Class A common stock, and the participant fails to make arrangements for the payment of tax, Cumulus Media will withhold such shares of Cumulus Media Class A common stock having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a participant is required to pay Cumulus Media an amount required to be withheld under applicable income and employment tax laws, the participant may elect to satisfy the obligation, in whole or in part, by electing to have withheld, from the shares required to be delivered to the participant, shares of Cumulus Media Class A common stock having a value equal to the amount required to be withheld (except in the case of restricted stock where an election under Section 83(b) of the Code has been made), or by delivering to Cumulus Media other shares of Cumulus Media Class A common stock held by the participant. The shares used for tax withholding will be valued at an amount equal to the market value per share of such shares of Cumulus Media Class A common stock on the date the benefit is to be included in the participant’s income. In no event will the market value of the shares of Cumulus Media Class A common stock to be withheld and delivered to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld.

Adjustments.  The Committee will make or provide for such adjustments in the numbers of shares of Cumulus Media Class A common stock covered by outstanding awards granted under the 2011 Equity Plan and, if applicable, in the number of shares of Cumulus Media Class A common stock covered by other awards, in the option price and base price provided in outstanding stock options and SARs, and in the kind of shares covered by the awards as the Committee may determine is equitably required to prevent dilution or enlargement of the rights of participants or optionees that otherwise would result from:

•	any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of Cumulus Media;

•	any merger, consolidation, spin-off, split- off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or

•	any other corporate transaction or event having an effect similar to these events or transactions.

In the event of any such transaction or event or in the event of a change in control, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under the 2011 Equity Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require the surrender of all awards so replaced in a manner that complies with Section 409A of the Code.

In addition, for each stock option or SAR with an option price or base price greater than the consideration offered in connection with any such transaction or event or change in control, the Committee may in its sole discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Committee will also make adjustments in the total number of shares available under the 2011 Equity Plan and any other share limits under the 2011 Equity Plan as the Committee may determine is appropriate to reflect any transaction or event described above. However, any adjustment to the number of ISOs that may be granted under the 2011 Equity Plan will be made only if and to the extent that such adjustment would not cause any option intended to qualify as an ISO to fail to so qualify.

Effective Date and Termination.  The 2011 Equity Plan will be effective as of the closing of the merger and the Equity Investment. No grants will be made on or after the effective date of the 2011 Equity Plan under Cumulus Media’s 2008 Equity Incentive Plan, Amended and Restated 2004 Equity Incentive Plan, 2002 Stock Incentive Plan, 2000 Stock Incentive Plan, 1999 Executive Stock Incentive Plan, 1999 Stock Incentive Plan and 1998 Stock Incentive Plan, except that outstanding awards granted under those plans will continue unaffected. No grant will be made under the 2011 Equity Plan more than 10 years after its effective date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms of the applicable award agreement and the terms of the 2011 Equity Plan.

Federal Income Tax Consequences

The following is a brief summary of some of the federal income tax consequences of certain transactions under the 2011 Equity Plan based on federal income tax laws in effect on January 1, 2010. This summary is not intended to be complete and does not describe state or local tax consequences.

Tax Consequences to Participants

Non-qualified Stock Options.  In general, (1) no income will be recognized by an optionee at the time a non-qualified stock option is granted; (2) at the time of exercise of a non-qualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and (3) at the time of sale of shares acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive Stock Options.  No income generally will be recognized by an optionee upon the grant or exercise of an ISO. The exercise of an ISO, however, may result in alternative minimum tax liability. If shares of Cumulus Media Class A common stock are issued to the optionee pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares of Cumulus Media Class A common stock acquired upon the exercise of an ISO are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the option price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs.  No income will be recognized by a participant in connection with the grant of a tandem SAR or a free-standing SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted stock received on the exercise.

Restricted Stock.  The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the participant for such restricted stock) at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code (“Restrictions”). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that is subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the participant.

RSUs.  No income generally will be recognized upon the award of RSUs. The recipient of a RSU award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted stock on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gains/loss holding period for such shares will also commence on such date.

Performance Shares and Performance Units.  No income generally will be recognized upon the grant of performance shares or performance units. Upon payment in respect of the earn-out of performance shares or performance units, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted stock received.

Tax Consequences to Cumulus Media or a Subsidiary

To the extent that a participant recognizes ordinary income in the circumstances described above, Cumulus Media or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Section 280G of the Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

Cumulus Media intends to file a registration statement on Form S-8 relating to the issuance of shares of Cumulus Media Class A common stock under the 2011 Equity Plan with the SEC pursuant to the Securities Act of 1933 reasonably promptly following the effectiveness of the 2011 Equity Plan.

New Plan Benefits

Upon the closing of the merger, Cumulus Media expects that stock options for 23 million shares of Cumulus Media Class A common stock will be issued under the 2011 Equity Plan to certain of Cumulus Media’s officers and employees. Such options are expected to have an exercise price of $4.34 per share, and are expected to provide for vesting on each of the first four anniversaries of the date of grant, with 30% of each award vesting on each of the first two anniversaries thereof, and 20% of each award vesting on each of the next two anniversaries thereof. Specific awards will be issued in amounts authorized by the Committee and, for the initial issuances under the 2011 Equity Plan, approved by a majority (in commitment amount) of the Investors.

NEW PLAN BENEFITS
Cumulus Media Inc. 2011 Equity Incentive Plan

		Number of
Name and Position	Dollar Value ($)	Stock Options

Lewis W. Dickey, Jr., Chairman, President and Chief Executive Officer, and Director	—	11,500,000
Joseph P. Hannan, Senior Vice President, Treasurer and Chief Financial Officer	—	900,000
Jonathan G. Pinch, Executive Vice President and Co-Chief Operating Officer	—	1,725,000
John W. Dickey, Executive Vice President and Co-Chief Operating Officer	—	2,760,000
Executive Group(1)	—	17,748,000
Non-Executive Director Group(2)	—	—
Non-Executive Officer Employee Group(3)	—	5,252,000

(1)	This group includes all of Cumulus Media’s current executive officers.

(2)	This group includes all of Cumulus Media’s current non-employee directors.

(3)	This group includes all of Cumulus Media’s employees, including its current officers who are not executive officers.

The information in the table above indicates the number of shares of Cumulus Media Class A common stock underlying stock options that Cumulus Media expects each of its named executive officers, all current executive officers as a group, all current directors who are not executive officers as a group, and all employees of Cumulus Media, including all current officers who are not executive officers, as a group, to receive under the 2011 Equity Plan in connection with the completion of the merger, although all such awards remain subject to the discretion of the Committee. No individual director (other than as set forth in the table above), and no associate of any director or executive officer, is expected to receive stock options under the 2011 Equity Plan, and it is not possible to determine any person (other than the persons named in the table above) who is expected to receive 5% of the stock options to be granted under the 2011 Equity Plan. Except as described in the table or in this paragraph, it is not possible to determine specific amounts or types of awards that may be awarded in the future under the 2011 Equity Plan because the grant and actual pay-out of awards under the 2011 Equity Plan will be discretionary.

AMENDMENT AND RESTATEMENT OF CUMULUS MEDIA’S AMENDED AND
RESTATED CERTIFICATE OF INCORPORATION

The following summary of the Third Amendment and Restatement should be read in conjunction with, and is qualified in its entirety by, the full text of the Third Amendment and Restatement. A “marked” copy of the Third Amendment and Restatement, showing all changes made therein as compared to the Second Amendment and Restatement (as defined below), is attached as Annex D to this information statement/proxy statement/prospectus. The following description of the material terms of the Third Amendment and Restatement does not purport to be complete, and is qualified in its entirety by reference to such Third Amendment and Restatement.

Background

On June 27, 2011, in connection with the CMP Acquisition, Cumulus Media submitted a proposal to its stockholders to amend and restate Cumulus Media’s certificate of incorporation (the “Second Amendment and Restatement”), which proposal was approved by the holders of the requisite number of shares of Cumulus Media common stock at Cumulus Media’s 2011 annual meeting of stockholders, which was held on July 29, 2011.

The Second Amendment and Restatement, among other things, increased the total number of shares of authorized capital stock from 270,262,000 to 300,000,000, created a new class of non-voting common stock designated as “Class D Common Stock, par value $0.01 per share,” eliminated some of the consent rights applicable to certain holders of Cumulus Media’s existing non-voting Class B common stock, and eliminated two series of preferred stock of which no shares have been issued.

The Second Amendment and Restatement was effective upon acceptance of filing by the Delaware Secretary of State on July 29, 2011.

Purpose of the Third Amendment and Restatement

The purpose of the Third Amendment and Restatement is to (i) increase the number of authorized shares of capital stock; (ii) eliminate certain rights of the holder of Cumulus Media Class C common stock; (iii) modify the current Cumulus Media Class B common stock and its related consent rights; (iv) reclassify the current Cumulus Media Class D common stock as Cumulus Media Class B common stock; (v) provide for certain corporate governance matters with respect to stockholders’ ability to act; and (vi) provide dividend rights to holders of certain warrants to purchase Cumulus Media Class B common stock.

Description of Amendments

Increase in Number of Authorized Shares

Cumulus Media’s authorized capital stock consists of 300,000,000 shares divided into five classes. As a result of the Third Amendment and Restatement, the Cumulus Media certificate of incorporation will be amended to authorize 1,450,644,871 shares of capital stock divided into four classes.

The increase in authorized shares will not have any immediate effect on the rights of existing stockholders, although the issuance of shares of common stock in connection with the merger and related transactions will have an immediate and substantive dilutive impact on Cumulus Media’s existing stockholders (except for those stockholders of Cumulus Media who are also holders of stock or warrants to purchase common stock of Citadel). In addition, the Cumulus Media board of directors will have the authority to issue additional authorized shares without requiring future stockholder approval of such issuances, except as may be required by applicable law or requirements of the Nasdaq Stock Market or the rules of any other stock exchange on which the Cumulus Media shares are listed. To the extent that additional authorized shares are issued in the future, they may further decrease existing stockholders’ percentage equity ownership and, depending on the price at which they are issued, could be dilutive to existing stockholders.

Although the Third Amendment and Restatement is in response to Cumulus Media’s need to increase the number of its authorized shares in order to have sufficient authorized but unissued shares to complete the merger and related transactions, authorized but unissued shares could, within the limits imposed by applicable law, be issued subsequent to the shares of common stock proposed to be issued in connection with the merger, in one or more transactions which would make a change in control of Cumulus Media more difficult, and therefore less likely. Any such issuance of additional shares could have the effect of diluting the earnings per share and book value per share of outstanding shares and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of Cumulus Media.

Modification of Rights of Cumulus Media Class C Common Stock

The Second Amendment and Restatement provides, among other things, (i) the holders of the Cumulus Media Class C common stock are entitled to elect a director, referred to as the Class C Director, to the Cumulus Media board of directors and (ii) Cumulus Media may not take certain actions without the unanimous vote of its board of directors (including the Class C Director).

Pursuant to a currently existing stockholders agreement by and among Cumulus Media, Lew Dickey and BA Capital, for so long as BA Capital (together with its affiliates), among other things, continues to own not less than 50% of the shares of Cumulus Media common stock it held immediately prior to Cumulus Media’s predecessor’s initial public offering, the holders of Cumulus Media Class C common stock have agreed that the Class C Director will be designated by BA Capital. This stockholders agreement will be terminated in connection with the effectiveness of the Stockholders Agreement.

As described in more detail under “The Equity Investment — Additional Agreements — Stockholders Agreement,” in connection with the Equity Investment, Cumulus Media has agreed to enter into the Stockholders Agreement with the Investors and certain other stockholders. The Stockholders Agreement will provide for, among other things, certain board designee and voting rights and, therefore, provisions with respect thereto will not be contained in the Third Amendment and Restatement.

While the modification of such rights of holders of Class C common stock to be contained in the Third Amendment and Restatement are not expected to materially adversely affect holders of Cumulus Media common stock, the provisions to be contained in the Stockholders Agreement could have important effects on a stockholder, including those that result in certain of Cumulus Media’s directors being affiliated with Cumulus Media’s significant stockholders, and thus having the ability to exert significant influence over Cumulus Media’s policies and management, with interests that may differ from the interests of Cumulus Media’s other stockholders. For a description of the expected terms of the Stockholders Agreement, see “The Equity Investment — Additional Agreements — Stockholders Agreement.”

Modification of Current Cumulus Media Class B Common Stock and Reclassification of Cumulus Media Class D Common Stock as Class B Common Stock

The Second Amendment and Restatement created a new class of Cumulus Media non-voting common stock, the Cumulus Media Class D common stock, which was issued to certain sellers in connection with the CMP Acquisition and to holders of CMP warrants upon exercise of the CMP warrants. Except with regard to certain consent and approval rights of the current Cumulus Media Class B common stock, the shares of Cumulus Media Class D common stock and current Cumulus Media Class B common stock are identical in all material respects.

In connection with the merger and related transactions, including the issuances of a significant number of shares of Cumulus Media common stock, certain consent and approval rights of the Class B common stock are being eliminated, resulting in the rights of the Class B common stock and Class D common stock being identical. To avoid duplication or confusion, the Class D common stock will be reclassified as Class B common stock, and, from and after the effectiveness of the Third Amendment and Restatement, Cumulus Media will have only one class of non-voting common stock, the Class B common stock.

Provide for Certain Governance and Related Stockholder Matters

Pursuant to Section 228 of the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action required to be taken at a meeting of stockholders may be taken without a meeting. The Third Amended and Restated Certificate will provide that stockholders of Cumulus Media are prohibited from taking action other than at a meeting. The Third Amended and Restated Certificate will also provide that special meetings of the stockholders may be called by: (i) the chairman of the board of directors; (ii) the chief executive officer of Cumulus Media; or (iii) by the board of directors upon the demand of the holders of at least 25% of the votes entitled to be cast on the issue to be voted upon at such meeting, in accordance with the Cumulus Media Bylaws.

Further, the Third Amendment and Restatement will provide that Cumulus Media will indemnify officers and directors of Cumulus Media and certain others acting on its behalf, and may indemnify certain additional persons, to the fullest extent permitted or required under the DGCL in connection with certain proceedings described in the Third Amendment and Restatement, and will provide for, among other things, the advancement of expenses, the right to bring suit and the ability of Cumulus Media to obtain and maintain insurance for such persons in connection therewith.

Consistent with the terms of, and the rights and obligations to be contained in, the Stockholders Agreement, the Third Amendment and Restatement will also contain a provision specifying the number of directors of which the board will be comprised from time to time. Further, the Third Amendment and Restatement will address certain FCC-related matters, including authorizing Cumulus Media to take such actions as may be necessary to prevent non-U.S. persons from acquiring collectively more than 25% of its equity securities, and modifying certain existing conditions precedent to conversion of Cumulus Media Class B common stock and Cumulus Media Class C common stock intended to ensure that Cumulus Media does not violate applicable FCC rules or policies.

The Third Amendment and Restatement will also expressly provide that, in connection with any merger or consolidation of Cumulus Media, holders of Cumulus Media Class A common stock, Class B common stock and Class C common stock will receive, in all cases without exception, identical consideration for any such shares.

Provide for Dividend Treatment of Warrants

The Third Amendment and Restatement will provide that holders of each class of Cumulus Media common stock, holders of warrants to purchase shares of Cumulus Media Class A common stock and Class B common stock issued pursuant to the merger agreement and holders of warrants to purchase shares of Cumulus Media Class B common stock issued pursuant to the Investment Agreement, will be entitled to participate ratably in any dividends declared on any class of Cumulus Media common stock on a per share basis including, in the case of such warrant holders, based upon their respective ownership of such warrants on an as-exercised basis.

Stockholder Approval

Under the DGCL, the approval of the Third Amendment and Restatement requires the affirmative vote of a majority of the votes of the issued and outstanding shares of common stock entitled to vote. On March 9, 2011, the board of directors of Cumulus Media approved, and recommended that Cumulus Media’s stockholders adopt, the Third Amendment and Restatement. On July 8, 2011, holders of a majority of the outstanding voting power of Cumulus Media entered into an action by written consent adopting and approving the Third Amendment and Restatement. As a result, no additional stockholder action is required in connection with the adoption of the Third Amendment and Restatement.

Effectiveness

Cumulus Media intends to file the Third Amendment and Restatement with the Delaware Secretary of State on or about the closing date of the merger. The Third Amendment and Restatement is expected to be effective immediately upon acceptance of filing by the Delaware Secretary of State.

LEGAL MATTERS

The legality of the shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock and warrants to purchase Cumulus Media common stock issuable pursuant to the merger will be passed upon for Cumulus Media by Jones Day, Atlanta, Georgia.

EXPERTS

Cumulus Media

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this information statement/joint proxy statement/prospectus by reference to the Cumulus Media Inc. Annual Report on Form 10-K for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Citadel

The consolidated financial statements of Citadel as of December 31, 2010 (Successor) and 2009 (Predecessor), and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from June 1, 2010 to December 31, 2010 (Successor), the period from January 1, 2010 to May 31, 2010 (Predecessor) and each of the two years in the period ended December 31, 2009 (Predecessor), incorporated in this registration statement by reference from the Citadel’s Annual Report on Form 10-K have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CMP

The financial statements as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010 included in this information statement/joint proxy statement/prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

Citadel and Cumulus Media file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Citadel or Cumulus Media at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1024, Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC maintains a website that contains reports, proxy statements and other information, including those filed by Citadel and Cumulus Media, at http://www.sec.gov. You may also access the SEC filings and obtain other information about Citadel and Cumulus Media through the websites maintained by Citadel and Cumulus Media, which are http://www.citadelbroadcasting.com and http://www.cumulus.com, respectively. The information contained in those websites is not incorporated by reference into this document.

Statements contained in this document, or in any document incorporated by reference in this document regarding the content of any contract or other document, are not necessarily complete, and each of these statements is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. As allowed by SEC rules, this document “incorporates by reference” into this document certain information required to be included in the registration statement on Form S-4 filed by Cumulus Media to register the shares of Cumulus Media Class A common stock, Cumulus Media Class B common stock and warrants to purchase Cumulus Media common stock to be issued pursuant to the merger and the exhibits to the registration statement, which means that important information can be disclosed to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that Citadel and Cumulus Media have previously filed with the SEC as well as all documents filed by Citadel and Cumulus Media pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date the merger closes.

Citadel

•	Citadel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010;

•	Citadel’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011; and

•	Citadel’s Current Reports on Form 8-K filed on February 3, 2011 (other than item 7.01, which is not deemed to be filed) and March 11, 2011.

You may request a copy of these filings free of charge by writing or telephoning Citadel at:

Citadel Broadcasting Corporation
7690 W. Cheyenne Avenue
Suite 220
Las Vegas, Nevada 89129
Attention: Investor Relations
Telephone Number: (702) 804-5200
www.citadelbroadcasting.com

Cumulus Media

•	Cumulus Media’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (as amended by the Annual Report on Form 10-K/A filed on May 2, 2011);

•	Cumulus Media’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•	Cumulus Media’s Current Reports on Form 8-K filed on February 2, 2011, February 18, 2011, March 3, 2011, March 10, 2011, April 25, 2011, May 16, 2011 and August 4, 2011; and

•	The description of the Cumulus Media Class A Common Stock, $0.01 par value, contained in Post-Effective Amendment No. 1 to the Registration Statement on Form 8-A, filed by the Cumulus Media pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

You may request a copy of these filings free of charge by writing or telephoning Cumulus Media at:

Cumulus Media Inc.
3280 Peachtree Road, N.W.
Suite 2300
Atlanta, Georgia 30305
Attention: Investor Relations
Telephone Number: (404) 949-0700
www.cumulus.com

Any statements made in a document incorporated by reference in this document are deemed to be modified or superseded for purposes of this document to the extent that a statement in this document or in any other subsequently filed document, which is also incorporated by reference, modifies or supersedes the statement. Any statements made in this document are deemed to be modified or superseded to the extent a statement in any subsequently filed document, which is incorporated by reference in this document, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

Neither Cumulus Media nor Citadel has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this document or in any of the materials that are incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document are accurate only as of the date of this document unless the information specifically indicates that another date applies.

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information is based on Cumulus Media’s and Citadel’s historical consolidated financial statements, each of which are incorporated by reference in this information statement/proxy statement/prospectus and the historical consolidated financial statements of CMP, which are included elsewhere in this information statement/proxy statement/prospectus.

The following unaudited pro forma condensed consolidated financial information is intended to provide information about how each of the CMP Acquisition and the merger, and the related refinancing transactions, might have affected Cumulus Media’s historical consolidated financial statements if such transactions had closed as of January 1, 2010, in the case of the statements of operations and as of March 31, 2011, in the case of the balance sheet information.

The unaudited pro forma condensed consolidated financial information is presented on:

•	a CMP Pro Forma Basis, giving effect to the 2019 Notes Offering and the CMP Acquisition (including certain developments in its business);

•	a Citadel Pro Forma Basis, giving effect to the 2019 Notes Offering, the merger and the Global Refinancing (excluding any portion thereof related to refinancing the CMP Debt); and

•	an Overall Pro Forma Basis, giving effect to the 2019 Notes Offering, the CMP Acquisition (including certain developments in its business), the merger and the Global Refinancing.

Pursuant to the merger agreement, Cumulus Media has agreed to issue to holders of Citadel common stock (including holders of warrants to acquire Citadel common stock) up to 151,485,282 shares of Cumulus Media common stock (plus an additional number of shares based upon the number of shares of common stock that are issued upon the exercise of stock options to purchase shares of Citadel common stock prior to the closing date of the merger) (the “Maximum Stock Scenario”) and has agreed to pay to holders of Citadel common stock (including holders of warrants to acquire Citadel common stock) up to $1,408.7 million in cash (plus an additional amount based on the number of shares of common stock that are issued upon the exercise of stock options to purchase shares of Citadel common stock prior to the closing of the merger, less the cash value of any dissenting shares) (the “Maximum Cash Scenario”), with the actual number of shares to be issued, and the amount of cash to be paid, dependent upon elections to be made by Citadel stockholders and warrant holders prior to the completion of the merger. For purposes of this unaudited pro forma condensed consolidated financial information, Cumulus Media has assumed that the merger consideration will consist of $1,258.2 million in cash and the issuance of 114,872,375 shares of Cumulus Media Class A common stock (which represents the arithmetic mean, or “midpoint” of the amount of cash which would be payable, and the number of shares of Cumulus Media common stock which would be issuable, to holders of Citadel common stock in each of the Maximum Cash Scenario and Maximum Stock Scenario, and further assumes that all of the equity consideration in the merger would be issued in the form of Cumulus Media Class A common stock), which shares have an assumed aggregate value of $390.6 million (based on an assumed price per share of Cumulus Media Class A common stock of $3.40, the closing price of such common stock on the Nasdaq Global Select Market on July 15, 2011, the most recent practicable date). If Citadel stockholders and warrant holders make elections such that the merger consideration is payable at the Maximum Cash Scenario, Cumulus Media would potentially draw an additional $70.0 million under the revolving credit facility from what is borrowed under the mid-point model presented, which would result in incremental interest expense of $1.0 million for the three months ended March 31, 2011 and $3.9 million for the twelve months ended December 31, 2010 in the following Overall Pro Forma Basis Condensed Consolidated Statements of Operations.

The CMP Acquisition is being accounted for, and the merger will be accounted for, as a business combination under the acquisition method and, accordingly, is expected to result in the recognition of assets acquired and liabilities assumed at fair value. However, as of the date of this information statement / proxy statement / prospectus, Cumulus Media has not performed the valuation studies necessary to estimate the fair values of the assets it expects to acquire and the liabilities it expects to assume to reflect the allocation of purchase price to the fair values of such amounts.

For purposes of preparing the following pro forma adjustments to reflect the CMP Acquisition, Cumulus Media has estimated the fair values of the indefinite-lived intangible assets based on information available as of December 31, 2010. For purposes of preparing the pro forma adjustments to reflect the merger, Cumulus Media has carried forward the net book value of the tangible assets and indefinite-lived and definite-lived intangible assets from those appearing in Citadel’s consolidated financial statements as of December 31, 2010, which are incorporated by reference into this information statement/proxy statement/prospectus, as Cumulus Media does not have any independent third-party valuations or other valuation studies estimating the value of these intangible assets. However, due to Citadel’s application of fresh-start accounting upon its emergence from bankruptcy on June 3, 2010, Citadel’s tangible assets and intangible assets were adjusted to fair value during 2010. For each of the CMP Acquisition and the merger, the excess of the consideration expected to be transferred over the fair value of the net assets expected to be acquired has been presented as an adjustment to goodwill. Cumulus Media has not estimated the fair value of other assets expected to be acquired or liabilities expected to be assumed, including, but not limited to, current assets, property and equipment, current liabilities, other miscellaneous liabilities and other finite-lived intangible assets and related deferred tax liabilities. A final determination of these fair values will be based upon appraisals prepared by independent third parties and on the actual tangible and identifiable intangible assets and liabilities that exist as of the closing date of each respective acquisition. The actual allocations of the consideration transferred may differ materially from the allocations assumed in this unaudited pro forma condensed consolidated financial information.

The presentation of financial information on a Citadel and an Overall Pro Forma Basis for the year ended December 31, 2010 includes the combined results of operations of Citadel for its predecessor and successor periods. In connection with its emergence from bankruptcy on June 3, 2010 and in accordance with accounting guidance on reorganizations, Citadel adopted fresh-start accounting as of May 31, 2010. See the footnotes to Citadel’s audited historical financial statements, which are incorporated by reference into this information statement/proxy statement/prospectus, for more information. Historical financial results of Citadel are presented for the “Predecessor” entity for periods prior to Citadel’s emergence from bankruptcy and for the “Successor” entity for periods after Citadel’s emergence from bankruptcy. As a result, financial results of periods prior to Citadel’s adoption of fresh-start accounting are not comparable to financial results of periods after that date. The combined operating results of Citadel including the Successor and Predecessor periods in 2010 are not necessarily indicative of the results that may be expected for a full fiscal year. Presentation of the combined financial information of the Predecessor and Successor for the twelve months ended December 31, 2010 is not in accordance with GAAP. However, Cumulus Media and Citadel believe that the combined financial results are useful for their respective management and investors to assess Citadel’s ongoing financial and operational performance and trends.

The unaudited pro forma condensed consolidated financial information below is based upon currently available information and estimates and assumptions that Cumulus Media believes are reasonable as of the date hereof. These estimates and assumptions relate to matters including, but not limited to, Cumulus Media’s stock price at the date of closing of each of the CMP Acquisition and the merger (assumed to be $3.40 per share, the closing price of Cumulus Media’s common stock on the Nasdaq Global Select Market on July 15, 2011, the most recent practicable date), which will be used to determine a portion of the final purchase price consideration, the LIBOR rate in effect for borrowings at the date of closing of the Global Refinancing, which will be used to determine the interest rate on borrowings under the Acquisition Credit Facility, and the form of the investment in Cumulus Media’s equity securities made by MIHI LLC pursuant to the Investment Agreement, which is assumed to be common stock, all of which will impact, among other things, Cumulus Media’s available cash, interest expense and stockholders’ equity. Cumulus Media has also assumed that, in connection with obtaining DOJ, FCC and other federal regulatory approvals required to complete the merger, the radio stations or other assets that Cumulus Media expects will be required to be divested will not be material to its consolidated financial position or results of operations and, as a result, Cumulus Media has not made a provision in this unaudited pro forma condensed consolidated financial information for any such divestitures.

Any of the factors underlying these estimates and assumptions may change or prove to be materially different, and the estimates and assumptions may not be representative of facts existing at the closing date of either the CMP Acquisition or the merger. The unaudited pro forma condensed consolidated financial information is presented for illustrative and informational purposes only and is not intended to represent or be indicative of what Cumulus Media’s financial condition or results of operations would have been had the transactions described above occurred on or as of the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be considered representative of Cumulus Media’s future financial condition or results of operations. In addition to the pro forma adjustments to Cumulus Media’s historical consolidated financial statements, various other factors are expected to have an effect on Cumulus Media’s financial condition and results of operations, both before and after the closing of each of the CMP Acquisition and the merger, and the related financing transactions.

You should read the unaudited pro forma condensed consolidated financial information in conjunction with the information under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each of Cumulus Media’s and Citadel’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2010 and Quarterly Reports on Form 10-Q for the three months ended March 31, 2011, each of which is incorporated by reference in this information statement/proxy statement/prospectus. You should also read this information in conjunction with each of Cumulus Media’s and Citadel’s consolidated financial statements and the related notes, which are incorporated by reference in this information statement/proxy statement/prospectus, and the consolidated financial statements and the related notes of CMP, which are included elsewhere in this information statement/proxy statement/prospectus.

For additional information about certain of the capitalized terms used in this unaudited pro forma condensed consolidated financial information, see “Information About Cumulus Media” and “Selected Historical Consolidated Financial Data — Citadel” elsewhere in this information statement/proxy statement/prospectus.

Unaudited CMP Pro Forma Basis Condensed Consolidated Statement of Operations
for the Three Months Ended March 31, 2011

				CMP
	Cumulus			Pro Forma		CMP
	Media	CMP	KC LLC	Basis		Pro Forma
	Historical	Historical	Historical(A)	Adjustments		Basis
	(Dollars in thousands)

Broadcast revenues	$56,733	$39,143	$(1,779)	$—		$94,097
Management fees	1,125	—	—	(1,000	)(B)	125

Net revenues	57,858	39,143	(1,779)	(1,000)		94,222
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	37,555	23,757	(1,564)	—		59,748
Depreciation and amortization	2,123	2,116	(443)	—		3,796
LMA fees	581	—	—	—		581
Corporate general and administrative expenses	8,129	2,482	(461)	(1,000	)(B)	9,150
Gain on exchange of assets or stations	(15,158)	—	—	—		(15,158)
Realized loss on derivative instrument	40	—	—	—		40
Other operating expenses	—	(6)	—	—		(6)

Total operating expenses	33,270	28,349	(2,468)	(1,000)		58,151

Operating income	24,588	10,794	689	—		36,071

Non-operating (expense) income:
Interest (expense) income, net	(6,318)	(6,219)	1,559	(5,861	)(C)	(16,839)

Total non-operating (expense) income, net	(6,318)	(6,219)	1,559	(5,861)		(16,839)

Income (loss) before income taxes and equity in net losses of affiliate	18,270	4,575	2,248	(5,861)		19,232
Income tax (expense) benefit	(2,149)	(2,479)	17	2,227	(D)	(2,384)

Net income (loss)	$16,121	$2,096	$2,265	$(3,634)		$16,848

Unaudited CMP Pro Forma Basis Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2010

				CMP
	Cumulus			Pro Forma		CMP
	Media	CMP	KC LLC	Basis		Pro Forma
	Historical	Historical	Historical(A)	Adjustments		Basis
	(Dollars in thousands)

Broadcast revenues	$259,187	$188,718	$(7,043)	$—		$440,862
Management fees	4,146	—	—	(4,000	)(B)	146

Net revenues	263,333	188,718	(7,043)	(4,000)		441,008
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	159,807	103,103	(6,086)	—		256,824
Depreciation and amortization	9,098	8,576	(1,780)	—		15,894
LMA fees	2,054	—	—	—		2,054
Corporate general and administrative expenses	18,519	8,397	(1,138)	(4,000	)(B)	21,778
Loss on sale of assets	—	29	—	—		29
Realized loss on derivative instrument	1,957	—	—	—		1,957
Impairment of intangible assets and goodwill	671	3,296	(3,296)	—		671

Total operating expenses	192,106	123,401	(12,300)	(4,000)		299,207

Operating income	71,227	65,317	5,257	—		141,801

Non-operating (expense) income:
Interest (expense) income, net	(30,307)	(28,171)	6,034	(18,391	)(C)	(70,835)
Terminated transaction expense	(7,847)	—	—	—		(7,847)
Other income (expense), net	108	349	(350)	—		107

Total non-operating (expense) income, net	(38,046)	(27,822)	5,684	(18,391)		(78,575)

Income (loss) before income taxes and equity in net losses of affiliate	33,181	37,495	10,941	(18,391)		63,226
Income tax (expense) benefit	(3,779)	(18,210)	847	6,989	(D)	(14,153)

Net income (loss)	$29,402	$19,285	$11,788	$(11,402)		$49,073

Unaudited CMP Pro Forma Basis Condensed Consolidated Balance Sheet as of March 31, 2011

				CMP
	Cumulus			Pro Forma		CMP
	Media	CMP	KC LLC	Basis		Pro Forma
	Historical	Historical	Historical(A)	Adjustments		Basis
	(Dollars in thousands)

Assets
Current assets:
Cash and cash equivalents	$2,435	$12,717	$(1,920)	$20,507	(C)	$33,739
Restricted cash	604	601	—	—		1,205
Accounts receivable, less allowance for doubtful accounts	33,377	29,009	(1,199)	—		61,187
Trade receivable	2,977	1,078	—	—		4,055
Prepaid expenses and other current assets	4,996	8,494	41	(1,000	)(B)	12,531

Total current assets	44,389	51,899	(3,078)	19,507		112,717
Property and equipment, net	38,927	24,362	(5,385)	—		57,904
Intangible assets, net	171,214	243,027	(15,233)	19,037	(E)	418,045
Goodwill	60,422	79,700	—	439,949	(E)	580,071
Deferred financing costs	818	4,512	(152)	12,907	(C)	18,085
Long-term investments	—	4,000	—	2,400	(E)	6,400
Other assets	3,106	333	(48)	—		3,391

Total assets	$318,876	$407,833	$(23,896)	$493,800		$1,196,614

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued expenses	$22,929	$20,626	$(9,288)	$(2,260	)(B)	$32,007
Trade payable	3,094	802	—	—		3,896
Derivative instrument	—	1,666	—	—		1,666
Current portion of long-term debt	5,982	93,228	(86,228)	(5,982	)(C)	7,000

Total current liabilities	32,005	116,322	(95,516)	(8,242)		44,569
Long-term debt	567,287	613,984	—	42,713	(C)	1,223,984
Other liabilities	17,223	8,157	(21)	(1,715	)(E)	23,644
Deferred income taxes	26,764	84,315	—	7,234	(E)	118,313

Total liabilities	643,279	822,778	(95,537)	39,990		1,410,510

Stockholders’ (deficit) equity:
Class A common stock	596	—	—	116	(L)	712
Class B common stock	58	—	—	—		58
Class C common stock	6	—	—	—		6
Class D common stock	—	—	—	66	(L)	66
Treasury stock, at cost	(251,360)	—	—	—		(251,360)
Additional paid-in-capital	959,512	310,850	(367)	(233,450	)(O)	1,036,545
Accumulated (deficit) equity	(1,033,215)	(793,272)	72,008	730,479	(O)	(1,024,000)
Noncontrolling interest	—	67,477	—	(43,400	)(E)	24,077

Total stockholders’ (deficit) equity	(324,403)	(414,945)	71,641	453,811		(213,896)

Total liabilities and stockholders’ (deficit) equity	$318,876	$407,833	$(23,896)	$493,800		$1,196,614

Unaudited Citadel Pro Forma Basis Condensed Consolidated Statement of Operations
for the Three Months Ended March 31, 2011

	March 31, 2011
			Citadel
	Cumulus		Pro Forma		Citadel
	Media	Citadel	Basis		Pro Forma
	Historical	Historical(M)	Adjustments		Basis
	(Dollars in thousands)

Broadcast revenues	$56,733	$160,022	$—		$216,755
Management fees	1,125	—	—		1,125

Net revenues	57,858	160,022	—		217,880
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	37,555	114,714	—		152,269
Depreciation and amortization	2,123	23,043	—		25,166
LMA fees	581	99	—		680
Corporate general and administrative expenses	8,129	14,452	—		22,581
(Gain) loss on exchange of assets or stations	(15,158)	166	—		(14,992)
Realized loss on derivative instrument	40	—	—		40
Other operating expenses	—	7,118	—		7,118

Total operating expenses	33,270	159,592	—		192,862

Operating income	24,588	430	—		25,018

Non-operating (expense) income:
Interest expense, net	(6,318)	(12,411)	(19,527	)(I)	(38,256)

Total non-operating expense, net	(6,318)	(12,411)	(19,527)		(38,256)

Income (loss) before income taxes and equity in net losses of affiliate	18,270	(11,981)	(19,527)		(13,238)
Income tax (expense) benefit	(2,149)	5,343	7,420	(D)	10,614

Net income (loss)	$16,121	$(6,638)	$(12,107)		$(2,624)

Unaudited Citadel Pro Forma Basis Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2010

	December 31, 2010
					Citadel
	Cumulus	Predecessor	Successor	Combined	Pro Forma		Citadel
	Media	Citadel	Citadel	Citadel	Basis		Pro Forma
	Historical	Historical(M)	Historical(M)	Historical(M)	Adjustments		Basis
	(Dollars in thousands)
Broadcast revenues	$259,187	$295,424	$444,142	$739,566	$—		$998,753
Management fees	4,146	—	—	—	—		4,146

Net revenues	263,333	295,424	444,142	739,566	—		1,002,899
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	159,807	194,685	278,231	472,916	—		632,723
Depreciation and amortization	9,098	11,365	58,564	69,929	20,204	(K)	99,231
LMA fees	2,054	455	379	834	—		2,888
Corporate general and administrative expenses	18,519	8,929	26,394	35,323	6,500	(G)	60,342
Loss on sale of assets	—	859	271	1,130	—		1,130
Realized loss on derivative instrument	1,957	—	—	—	—		1,957
Impairment of intangible assets and goodwill	671	—	—	—	—		671
Other operating (expenses) income	—	(5)	7,215	7,210	—		7,210

Total operating expenses	192,106	216,288	371,054	587,342	26,704		806,152

Operating income (loss)	71,227	79,136	73,088	152,224	(26,704)		196,747

Non-operating (expense) income:
Interest expense, net	(30,307)	(17,771)	(46,349)	(64,120)	(58,596	)(I)	(153,023)
Terminated transaction expense	(7,847)	—	—	—	—		(7,847)
Other income (expense), net	108	1,014,077	(20,969)	993,108	(993,108	)(K)	108

Total non-operating (expense) income, net	(38,046)	996,306	(67,318)	928,988	(1,051,704)		(160,762)

Income (loss) before income taxes and equity in net losses of affiliate	33,181	1,075,442	5,770	1,081,212	(1,078,408)		35,985
Income tax (expense) benefit	(3,779)	(5,737)	(7,553)	(13,290)	24,446	(D)	7,377

Net income (loss)	$29,402	$1,069,705	$(1,783)	$1,067,922	$(1,053,962)		$43,362

Unaudited Citadel Pro Forma Basis Condensed Consolidated Balance Sheet as of March 31, 2011

			Citadel
	Cumulus		Pro Forma		Citadel
	Media	Citadel	Basis		Pro Forma
	Historical	Historical(M)	Adjustments		Basis
	(Dollars in thousands)

Assets
Current assets:
Cash and cash equivalents	$2,435	$145,257	$(36,232	)(I)	$111,460
Restricted cash	604	3,846	—		4,450
Accounts receivable, less allowance for doubtful accounts	33,377	122,611	(1,077	)(F)	154,911
Trade receivable	2,977	1,848	—		4,825
Deferred tax asset	—	23,023	—		23,023
Prepaid expenses and other current assets	4,996	15,072	—		20,068

Total current assets	44,389	311,657	(37,309)		318,737
Property and equipment, net	38,927	197,667	—		236,594
Intangible assets, net	171,214	1,094,833	—		1,266,047
Goodwill	60,422	763,849	368,681	(F)	1,192,952
Deferred Financing costs	818	19,978	29,255	(I)	50,051
Other assets	3,106	19,461	—		22,567

Total assets	$318,876	$2,407,445	$360,627		$3,086,948

Liabilities and Stockholders’ (deficit) equity
Current liabilities:
Accounts payable and accrued expenses	$22,929	$60,440	$(6,705	)(N)	$76,664
Trade payable	3,094	1,176	—		4,270
Current portion of long-term debt	5,982	875	(6,857	)(I)	—

Total current liabilities	32,005	62,491	(13,562)		80,934
Long-term debt	567,287	745,625	938,740	(I)	2,251,652
Other liabilities	17,223	56,440	—		73,663
Deferred income taxes	26,764	262,839	—		289,603

Total liabilities	643,279	1,127,395	925,178		2,695,852

Stockholders’ (deficit) equity:
Preferred stock	—	—	—		—
Class A common stock	596	5	2,306	(L)	2,907
Class B common stock	58	18	(18	)(F)	58
Class C common stock	6	—	—		6
Class D common stock	—	—	—		—
Successor equity held in reserve	—	12,883	(12,883	)(F)	—
Treasury stock, at cost	(251,360)	—	—		(251,360)
Additional paid-in-capital	959,512	1,275,565	(513,710	)(O)	1,721,367
Accumulated deficit	(1,033,215)	(8,421)	(40,245	)(O)	(1,081,881)

Total stockholders’ (deficit) equity	(324,403)	1,280,050	(564,551)		391,096

Total liabilities and stockholders’ (deficit) equity	$318,876	$2,407,445	$360,627		$3,086,948

Unaudited Overall Pro Forma Basis Condensed Consolidated Statement of Operations
for the Three Months Ended March 31, 2011

							Citadel
							Pro Forma
			CMP				and Global
	Cumulus		Pro Forma		CMP		Refinancing		Overall
	Media	CMP	Basis		Pro Forma	Citadel	Basis		Pro Forma
	Historical	Historical	Adjustments		Basis	Historical(M)	Adjustments		Basis
	(Dollars in thousands)

Broadcast revenues	$56,733	$39,143	$(1,779	)(A)	$94,097	$160,022	$—		$254,119
Management fees	1,125	—	(1,000	)(B)	125	—	—		125

Net revenues	57,858	39,143	(2,779)		94,222	160,022	—		254,244
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	37,555	23,757	(1,564	)(A)	59,748	114,714	—		174,462
Depreciation and amortization	2,123	2,116	(443	)(A)	3,796	23,043	—		26,839
LMA fees	581	—	—		581	99	—		680
Corporate general and administrative expenses	8,129	2,482	(1,461	)(A,B)	9,150	14,452	—		23,602
(Gain) loss on exchange of assets or stations	(15,158)	—	—		(15,158)	166	—		(14,992)
Realized loss on derivative instrument	40	—	—		40	—	—		40
Other operating expenses	—	(6)	—		(6)	7,118	—		7,112

Total operating expenses	33,270	28,349	(3,468)		58,151	159,592			217,743

Operating income	24,588	10,794	689		36,071	430	—		36,501

Non-operating expense:
Interest expense, net	(6,318)	(6,219)	(4,302	)(A,C)	(16,839)	(12,411)	(21,436	)(I)	(50,686)

Total non-operating expense, net	(6,318)	(6,219)	(4,302)		(16,839)	(12,411)	(21,436)		(50,686)

Income (loss) before income taxes and equity in net losses of affiliate	18,270	4,575	(3,613)		19,232	(11,981)	(21,436)		(14,185)
Income tax (expense) benefit	(2,149)	(2,479)	2,244	(A,D)	(2,384)	5,343	8,146	(D)	11,105

Net income (loss)	$16,121	$2,096	$(1,369)		$16,848	$(6,638)	$(13,290)		$(3,080)

Unaudited Overall Pro Forma Basis Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2010

									Citadel
									Pro Forma
			CMP						and Global
	Cumulus		Pro Forma		CMP	Predecessor	Successor	Combined	Refinancing		Overall
	Media	CMP	Basis		Pro Forma	Citadel	Citadel	Citadel	Basis		Pro Forma
	Historical	Historical	Adjustments		Basis	Historical(M)	Historical(M)	Historical(M)	Adjustments		Basis
	(Dollars in thousands)
Broadcast revenues	$259,187	$188,718	$(7,043	)(A)	$440,862	$295,424	$444,142	$739,566	$—		$1,180,428
Management fees	4,146	—	(4,000	)(B)	146	—	—	—	—		146

Net revenues	263,333	188,718	(11,043)		441,008	295,424	444,142	739,566	—		1,180,574
Operating expenses:
Station operating expenses (excluding depreciation, amortization and LMA fees)	159,807	103,103	(6,086	)(A)	256,824	194,685	278,231	472,916	—		729,740
Depreciation and amortization	9,098	8,576	(1,780	)(A)	15,894	11,365	58,564	69,929	20,204	(K)	106,027
LMA fees	2,054	—	—		2,054	455	379	834	—		2,888
Corporate general and administrative expenses	18,519	8,397	(5,138	)(A,B)	21,778	8,929	26,394	35,323	6,500	(G)	63,601
Loss on sale of assets	—	29	—		29	859	271	1,130	—		1,159
Realized loss on derivative instrument	1,957	—	—		1,957	—	—	—	—		1,957
Impairment of intangible assets and goodwill	671	3,296	(3,296	)(A)	671	—	—	—	—		671
Other operating expenses	—	—	—		—	(5)	7,215	7,210	—		7,210

Total operating expenses	192,106	123,401	(16,300)		299,207	216,288	371,054	587,342	26,704		913,253

Operating income (loss)	71,227	65,317	5,257		141,801	79,136	73,088	152,224	(26,704)		267,321

Non-operating income (expense):
Interest expense, net	(30,307)	(28,171)	(12,357	)(A,C)	(70,835)	(17,771)	(46,349)	(64,120)	(67,786	)(I)	(202,741)
Terminated transaction expense	(7,847)	—	—		(7,847)	—	—	—	—		(7,847)
Other income (expense), net	108	349	(350	)(A)	107	1,014,077	(20,969)	993,108	(993,108	)(K)	107

Total non-operating income (expense), net	(38,046)	(27,822)	(12,707)		(78,575)	996,306	(67,318)	928,988	(1,060,894)		(210,481)

Income (loss) before income taxes and equity in net losses of affiliate	33,181	37,495	(7,450)		63,226	1,075,442	5,770	1,081,212	(1,087,598)		56,840
Income tax (expense) benefit	(3,779)	(18,210)	7,836	(A,D)	(14,153)	(5,737)	(7,553)	(13,290)	27,938	(D)	495

Net income (loss)	$29,402	$19,285	$386		$49,073	$1,069,705	$(1,783)	$1,067,922	$(1,059,660)		$57,335

Unaudited Overall Pro Forma Basis Condensed Consolidated Balance Sheet
as of March 31, 2011

							Citadel
			CMP				and Global
	Cumulus		Pro Forma		CMP		Refinancing		Overall
	Media	CMP	Basis		Pro Forma	Citadel	Pro Forma Basis		Pro Forma
	Historical	Historical	Adjustments		Basis	Historical(M)	Adjustments		Basis
	(Dollars in thousands)

Assets
Current assets:
Cash and cash equivalents	$2,435	$12,717	$18,587	(A,C)	$33,739	$145,257	$(85,137	)(I)	$93,859
Restricted cash	604	601	—		1,205	3,846	—		5,051
Accounts receivable, less allowance for doubtful accounts	33,377	29,009	(1,199	)(A)	61,187	122,611	(1,077	)(F)	182,721
Trade receivable	2,977	1,078	—		4,055	1,848	—		5,903
Deferred tax asset	—	—	—		—	23,023	—		23,023
Prepaid expenses and other current assets	4,996	8,494	(959	)(A,B)	12,531	15,072	—		27,603

Total current assets	44,389	51,899	16,429		112,717	311,657	(86,214)		338,160
Property and equipment, net	38,927	24,362	(5,385	)(A)	57,904	197,667	—		255,571
Intangible assets, net	171,214	243,027	3,804	(A,E)	418,045	1,094,833	—		1,512,878
Goodwill	60,422	79,700	454,679	(E,J)	594,801	763,849	368,681	(F)	1,727,331
Deferred financing costs	818	4,512	12,755	(A,C)	18,085	19,978	11,988	(I)	50,051
Long-term investments	—	4,000	2,400	(E)	6,400	—	—		6,400
Other assets	3,106	333	(48	)(A)	3,391	19,461	—		22,852

Total assets	$318,876	$407,833	$484,634		$1,211,344	$2,407,445	$294,455		$3,913,244

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Accounts payable and accrued expenses	$22,929	$20,626	$(11,548	)(A,B)	$32,007	$60,440	$(6,450	)(N)	$85,997
Trade payable	3,094	802	—		3,896	1,176	—		5,072
Derivative instrument	—	1,666	—		1,666	—	—		1,666
Current portion of long-term debt	5,982	93,228	(92,210	)(A,C)	7,000	875	(7,875	)(I)	—

Total current liabilities	32,005	116,322	(103,758)		44,569	62,491	(14,325)		92,735
Long-term debt	567,287	613,984	42,713	(C)	1,223,984	745,625	913,436	(I)	2,883,045
Other liabilities	17,223	8,157	(1,736	)(A)	23,644	56,440	(1,716	)(I)	78,369
Deferred income taxes	26,764	84,315	7,233	(E)	118,312	262,839	—		381,152

Total liabilities	643,279	822,778	(55,548)		1,410,509	1,127,395	897,395		3,435,301

Stockholders’ (deficit) equity:
Preferred stock	—	—	—		—	—	—		—
Class A common stock	596	—	116	(L)	712	5	2,306	(L)	3,023
Class B common stock	58	—	—		58	18	(18	)(F)	58
Class C common stock	6	—	—		6	—	—		6
Class D common stock	—	—	66	(L)	66	—	—		66
Successor equity held in reserve	—	—	—		—	12,883	(12,883	)(F)	—
Treasury stock, at cost	(251,360)	—	—		(251,360)	—	—		(251,360)
Additional paid-in-capital	959,512	310,850	(233,817	)(A,E)	1,036,545	1,275,565	(513,710	)(0)	1,798,400
Accumulated deficit	(1,033,215)	(793,272)	802,487	(C,E)	(1,024,000)	(8,421)	(39,829	)(0)	(1,072,250)
Noncontrolling interest	—	67,477	(28,670	)(J)	38,807	—	(38,807	)(J)	—	(J)

Total stockholders’ (deficit) equity	(324,403)	(414,945)	540,182		(199,166)	1,280,050	(602,941)		477,943

Total liabilities and stockholders’ equity	$318,876	$407,833	$484,634		$1,211,344	$2,407,445	$294,455		$3,913,244

Footnotes to Pro Forma Adjustments

A.	Adjustments to reflect the KC Restructuring. On February 4, 2011, CMP, CMP Susquehanna Holdings Corp., a wholly-owned subsidiary of CMP and the parent company of Radio Holdings (“Radio Holdco”) and KC LLC entered into the KC Restructuring Agreement with the lenders under KC LLC’s credit facility (the “CMP KC Credit Facility”) regarding the KC Restructuring. The KC Restructuring is expected to be implemented through a pre-packaged plan of reorganization filed with the United States Bankruptcy Court for the District of Delaware (the “Pre-packaged Bankruptcy Proceeding”). Cumulus Media expects that the Pre-packaged Bankruptcy Proceeding will occur, and the KC Restructuring is contemplated to be completed, during the third quarter of 2011. If the KC Restructuring is completed in accordance with the terms and conditions of the KC Restructuring Agreement, among other things: (1) Radio Holdco will distribute all of the outstanding common stock of Radio Holdings to CMP; (2) KC LLC’s outstanding debt and owners’ interest of $92.6 million at March 31, 2011 will be reduced to $20 million; (3) all of the equity of Radio Holdco will be transferred to the lenders under the CMP KC Credit Facility or their nominee; and (4) Cumulus Media will continue to manage the radio stations of KC LLC through 2011, which management agreement will be subject to annual renewal thereafter.

Because Cumulus Media does not expect that CMP will have a continuing ownership interest in KC LLC upon consummation of the KC Restructuring, pro forma adjustments have been made to exclude KC LLC’s financial condition and results of operations as of and for the three months ended March 31, 2011 and as of and for the year ended December 31, 2010 from CMP’s corresponding historical results of operations and financial condition in the accompanying unaudited pro forma condensed consolidated financial information, and these related footnotes.

B.	Adjustments to reflect the termination of the CMP Management Agreement and write off of deferred financing fees and debt discount, net of tax. Prior to the completion of the CMP Acquisition, Cumulus Media managed the CMP business pursuant to a management agreement (the “CMP Management Agreement”). Under the terms of the CMP Management Agreement, CMP was required to pay to Cumulus Media the greater of $4.0 million or 4% of Radio Holdco’s adjusted EBITDA on an annual basis. Such amount has been eliminated in the consolidated pro forma statements of operations. In the March 31, 2011 Pro Forma Balance Sheet, an adjustment is made to record approximately $1.3 million in deferred income tax benefit associated with the write off of $0.8 million in deferred financing fees and $2.5 million in debt discount related to the CMP Management Agreement. At March 31, 2011, Cumulus Media had deferred revenue of $1.0 million and CMP had prepaid expenses of $1.0 million related to this agreement. Upon the closing of the CMP Acquisition, the CMP Management Agreement was no longer in effect.

(Dollars in thousands)

Pro Forma Balance Sheet as of March 31, 2011 Adjustments:
Elimination of prepaid management fee and deferred revenue:
Pro forma adjustment to line item, “Prepaid expenses and other current assets”	$1,000
Pro forma adjustment to line item, “Accounts payable and accrued expenses”	$1,000
Accrual of tax benefit from write off of Cumulus Media deferred financing fees and debt discount:
Cumulus Media deferred financing fees and debt discount	$3,317
Combined federal and state statutory rate	38%

Tax benefit from the write off of deferred financing costs and debt discount	$1,260

Elimination of deferred revenue	$1,000
Accrual of tax benefit from write off of Cumulus Media deferred financing fees and debt discount	1,260

Pro forma adjustment to line item, “Accounts payable and accrued expenses”	$2,260
Pro Forma Statement Of Operations for the three months ended March 31, 2011 Adjustments:
Elimination of management fee income and expense:
Pro forma adjustment to line item, “Management fees”	$1,000
Pro forma adjustment to line item, “Corporate general and administrative expenses”	$1,000
Pro Forma Statement of Operations for the year ended December 31, 2010 Adjustments:
Elimination of 2011 management fee income and expense:
Pro forma adjustment to line item, “Management fees”	$4,000
Pro forma adjustment to line item, “Corporate general and administrative expenses”	$4,000

C.	Adjustments to reflect issuance of the 2019 Notes. In connection with the repayment of the term loan under the Existing Credit Agreement using proceeds from the issuance of the 2019 Notes on May 13, 2011, approximately $6.0 million related to the current portion of Cumulus Media’s existing debt was eliminated. Adjustments also reflect the elimination of deferred financing costs and debt discount and related amortization associated with the term loan under the Existing Credit Agreement and the recordation of deferred financing costs of $13.7 million and related amortization of $0.4 million and $1.4 million associated with the issuance of the 2019 Notes for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. Deferred financing fees will be amortized through interest expense using the effective interest method. As a result, interest expense on a CMP Pro Forma Basis was $16.8 million and $70.8 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

Pro Forma Balance Sheet Adjustments	Amounts
(Dollars in thousands)

Change In Long-Term Debt at March 31, 2011:
Issuance of 2019 Notes	$610,000
Non-cash debt discount	2,499
Repayment of term loan under Existing Credit Agreement (excluding $6.0 million of short-term debt)	(569,786)

CMP Pro Forma Basis adjustment to line item, “Long term debt”	$42,713

Change In Deferred Financing Costs at March 31, 2011:
Reclassification of deferred financing costs under Existing Credit Agreement	$(818)
Deferred financing costs associated with 2019 Notes	13,725

CMP Pro Forma Basis adjustment to line item, “Deferred financing costs”	$12,907

Change In Cash And Cash Equivalents at March 31, 2011:
Proceeds from issuance of 2019 Notes	$610,000
Repayment of term loan under Existing Credit Agreement (including $6.0 million of current portion)	(575,768)
Deferred financing costs	(13,725)

CMP Pro Forma Basis adjustment to line item, “Cash and cash equivalents”	$20,507

		For the
		Three Months		For the
		Ended		Year Ended
		March 31,		December 31,
Pro Forma Statements Of Operations Adjustments	Interest Rate	2011		2010
		(Dollars in thousands)

Pro Forma Interest Expense:
2019 Notes	7.75%	$11,819		$47,275
CMP (excluding KC LLC) debt interest expense	n/a	4,660		22,137
Amortization of deferred financing fees and related amortization	n/a	360		1,423

		$16,839	[a]	$70,835	[a]

(a)	Represents pro forma interest expense for the respective periods presented, which is equal to the historical interest expense of Cumulus Media and CMP plus the additional interest expense pro forma adjustment as set out below:

	For the
	Three Months	For the
	Ended	Year Ended
	March 31,	December 31,
	2011	2010
	(Dollars in thousands)

Historical Cumulus Media interest expense	$6,318	$30,307
Historical CMP interest expense (excluding KC LLC)	4,660	22,137

Combined historical Cumulus Media and CMP (excluding KC LLC) interest expense	$10,978	$52,444

Interest expense on a CMP Pro Forma Basis	16,839	70,835

Interest expense adjustment on a CMP Pro Forma Basis	$5,861	$18,391

D.	Adjustments to reflect income tax impacts of pro forma adjustments. Adjustments to reflect the income tax impact resulting from the pro forma adjustments to the condensed consolidated statements of operations and balance sheets based on an estimated combined federal and state statutory income tax rate of 38.0% are set forth below:

	For the
	Three Months	For the
	Ended	Year Ended
	March 31,	December 31,
	2011	2010
	(Dollars in thousands)

CMP Pro Forma Income Tax (Expense) Benefit:
Pro forma interest expense adjustment (CMP Pro Forma Basis) (see note C)	$5,861	$18,391
Combined federal and state statutory income tax rate	38%	38%

Pro forma adjustment to line item, “Income tax (expense) benefit”	$2,227	$6,989

Citadel Pro Forma Income Tax (Expense) Benefit:
Pro forma interest expense adjustments (Citadel Pro Forma Basis)	$19,527	$58,596
Pro forma corporate general and administrative adjustment (see note G)	—	6,500
Pro forma depreciation and amortization adjustments (Citadel Pro Forma Basis) (see note K)	—	20,204
Pro forma net debt extinguishment adjustment (see note K)	—	(20,969)

	$19,527	$64,331

Combined federal and state statutory income tax rate	38%	38%

Pro forma adjustment to line item, “Income tax benefit”	$7,420	$24,446

Overall Pro Forma Income Tax (Expense) Benefit:
Pro forma interest expense adjustments (Overall Pro Forma Basis)	$21,436	$67,786
Pro forma corporate general and administrative adjustment (see note G)	—	6,500
Pro forma depreciation and amortization adjustments (Overall Pro Forma Basis) (see note K)	—	20,204
Pro forma net debt extinguishment adjustment (see note K)	—	(20,969)

	$21,436	$73,521

Combined federal and state statutory income tax rate	38%	38%

Pro forma adjustment to line item, “Income tax (expense) benefit”	$8,146	$27,938

As of
March 31,
2011

Citadel Pro Forma Basis:
Historical Cumulus deferred financing costs	$818
Historical Cumulus Media debt discount	2,499
Historical Citadel deferred financing costs	19,978
Severance to be paid to Citadel employees and executives in connection with the merger	24,200
Make whole provision related to redemption of Citadel Senior Notes	31,000

Total to be tax effected	78,495

Combined federal and state statutory income tax rate	38%

Tax effect impacting Citadel Pro Forma Basis adjustment to line item, “Accumulated deficit”(a)	$29,829

As of
March 31,
2011

Overall Pro Forma Basis:
Historical CMP deferred financing costs	$4,360
Historical Citadel deferred financing costs	19,978
Historical liability related to future interest payments recorded resultant from CMP’s 2009 debt exchange (the “2009 CMP Exchange Offer”) and debt issuance costs	(1,715)
Severance to be paid to Citadel employees and executives in connection with the merger	24,200
Make whole provision related to redemption of Citadel Senior Notes	31,000

Total to be tax effected	77,823

Combined federal and state statutory income tax rate	38%

Tax effect impacting Overall Pro Forma Basis adjustment to line item, “Accumulated deficit”(a)	$29,573

(a)	Refer to Note O for reconciliation of Accumulated deficit.

E.	Adjustments to reflect the CMP Acquisition. The CMP Acquisition resulted in the issuance by Cumulus Media of 9,945,714 shares of its common stock and the elimination of CMP and KC LLC’s historical members’ equity. The amount reflected in retained earnings (accumulated deficit) in the accompanying unaudited pro forma condensed consolidated balance sheet includes the gain recognized on Cumulus Media’s existing equity interest in CMP. The gain of $11.3 million is the difference between the estimated fair value of Cumulus Media’s existing investment in CMP and the book value of such investment, which had been reduced to zero in Cumulus Media’s historical consolidated financial statements as a result of CMP’s accumulated historical losses.

The following table sets forth a preliminary purchase price allocation for the CMP Acquisition as of March 31, 2011 (dollars in thousands):

Equity consideration to CMP Sellers	$77,215	[a]
Fair value of non-controlling interests—preferred stock	24,077	[b]
Assumption of debt	620,984	[c]

Total purchase price	$722,276

Fair value of Cumulus Media’s existing equity interest in CMP	11,272	[e]

Total fair value for allocation	$733,548
Current assets	47,821	[d]
Intangible assets	246,832	[f]
Plant, property and equipment, net	18,977	[d]
Other assets	11,045	[d]
Current liabilities	(12,806)[d]
Other long-term liabilities	(6,421)[d]
Deferred income tax liabilities	(91,549)[g]
Allocation to goodwill	519,649	[h]

Total purchase price allocation	$733,548

(a)	Represents the estimated fair value (at $3.40 per share) of 9,945,714 shares of Cumulus Media common stock issued to the CMP Sellers. In addition, includes $43.4 million of Cumulus Media Class A common stock issuable upon exercise of warrants which were amended in connection with the CMP Acquisition to become exercisable for shares of Cumulus Media Class D common stock.

(b)	Represents the estimated fair value of the non-controlling interest in preferred stock, and warrants to purchase common stock, of Radio Holdings held by persons other than the CMP Sellers.

(c)	Consists of $7.0 million of short-term debt under the CMPSC Credit Agreement, $587.9 million of long-term debt pursuant to the CMPSC Credit Agreement and an aggregate amount of $26.1 million related to the CMP 9.875% Notes and CMP 2014 Notes.

(d)	Represents the book value of CMP, adjusted as follows:

CMP historical current assets	$51,899
Exclusion of KC LLC (see note A)	(3,078)
Elimination of amounts related to CMP Management Agreement (see note B)	(1,000)

Current assets for CMP Acquisition purchase price allocation	$47,821

CMP historical plant property and equipment	$24,362
Exclusion of KC LLC (see note A)	(5,385)

Plant, property and equipment for CMP Acquisition purchase price allocation	$18,977

Deferred financing costs and other assets	$4,845
Long-term investments	4,000
Exclusion of KC LLC (see note A)	(200)
Fair value adjustment to CMP’s investment in San Francisco Giants	2,400

Other assets for CMP Acquisition purchase price allocation	$11,045

CMP historical current liabilities, excluding short-term debt	$23,094
Exclusion of KC LLC (see note A)	(9,288)
Elimination of amounts related to management services agreement (see note B)	(1,000)

Current liabilities for CMP Acquisition purchase price allocation	$12,806

CMP historical other long-term liabilities	$8,157
Exclusion of KC LLC (see note A)	(21)
Elimination of accrued bond interest	(1,715)

Other long-term liabilities for CMP Acquisition purchase price allocation	$6,421

(e)	Represents the estimated fair value of Cumulus Media’s existing equity interest in CMP, which was not acquired in the CMP Acquisition.

(f)	Includes an adjustment of $19.0 million to fair value of CMP’s FCC license intangible assets. The adjustment is based upon fair value information as of March 31, 2011.

(g)	The historical deferred income tax assets of CMP were adjusted by the FCC license intangible assets’ fair value adjustment of $19.0 million multiplied by an estimated combined federal and state statutory income tax rate of 38%:

Pro forma adjustment to fair value the FCC license intangible assets	$19,037
Combined federal and state statutory income tax rate	38%

Pro forma adjustment to line item, “Deferred income taxes“	$7,234

(h)	Represents allocation to goodwill resulting from the CMP Acquisition. Below is a reconciliation of CMP historical goodwill as of March 31, 2011 and the CMP Pro Forma Basis goodwill adjustment resulting from the CMP Acquisition:

CMP Preliminary purchase price allocation to goodwill as of March 31, 2011	$519,649
Less: Existing CMP goodwill balance at March 31, 2011	79,700

CMP Pro Forma Basis goodwill adjustment	$439,949

F.	Adjustments to reflect the merger. For purposes of this unaudited pro forma condensed consolidated financial information, Cumulus Media has assumed that the merger consideration will consist of a payment of $1,258.2 million in cash (which represents the arithmetic mean, or “midpoint,” of the amount of cash which would be payable to holders of Citadel common stock and warrants in each of the Maximum Stock Scenario and the Maximum Cash Scenario), and the issuance of 114,872,375 shares of Cumulus Class A common stock, (which represents the arithmetic mean, or “midpoint,” of the number of shares of Cumulus Media Class A common stock that would be issued to Citadel stockholders in each of the Maximum Stock Scenario and the Maximum Cash Scenario, and has further assumed that all of the equity consideration payable in the merger would be in the form of Cumulus Media Class A common stock), which shares have an assumed aggregate value of $390.6 million (based on an assumed price per share of Cumulus Media common stock of $3.40, the closing price of such common stock on the Nasdaq Global Select Market on

July 15, 2011, the most recent practicable date). Because applicable accounting guidance prohibits the inclusion in this unaudited condensed consolidated pro forma financial information of the impact of any cash flow from operations generated by CMP or expected to be generated by Citadel prior to the closing date of each respective transaction, and also prohibits the inclusion of any expected cost synergies related thereto, in the event of the Maximum Cash Scenario, an additional $70.0 million of borrowings under the revolving credit facility under the Acquisition Credit Facility and a corresponding increase of $1.0 million and $3.9 million in interest expense for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, would be required to fund such payments, and would also be included in the presentation on an Overall Pro Forma Basis.

The final adjustment to reflect the issuance of Cumulus Media common stock in the merger will depend upon the actual number of shares of Cumulus Media common stock issued and the market price thereof on the closing date, and could be materially different from that presented herein. The merger will also result in the elimination of Citadel’s historical equity, including $12.9 million of successor equity held in reserve. Cumulus Media has also eliminated $1.1 million of intercompany receivables and payables. However, due to the related intercompany revenue and expense being recorded in the same line item category, no elimination is required for the statement of operations.

The cash portion of the purchase price in the merger is expected to be funded pursuant to the Global Refinancing. The Overall Pro Forma Basis adjustments include an assumed $25.3 million in payments received pursuant to the acceleration and cashless exercise provisions relating to options to purchase Citadel common stock (and unvested restricted common stock) pursuant to the merger agreement. Additional information is set forth below:

(Dollars in thousands)

Cash consideration to Citadel stockholders and warrant holders	$1,258,165	[a]
Equity consideration to Citadel stockholders and warrant holders	390,566	[a]
Assumption of debt	746,500	[b]

Total purchase price	$2,395,231

Current assets	$311,657
Intangible assets	1,094,833
Plant, property and equipment, net	197,667
Other assets	39,439
Current liabilities	(61,616)[c]
Other long-term liabilities	(56,440)
Deferred tax liabilities	(262,839)
Allocation to goodwill	1,132,530	[d]

Total purchase price allocation	$2,395,231

(a)	In accordance with the terms of the merger agreement, the amount of cash and Cumulus Media common stock to be issued may vary depending upon certain elections made (or deemed to be made) by Citadel stockholders and warrant holders, subject to certain maximum amounts.

(b)	Represents short-term debt of $0.9 million and long-term debt of $745.6 million.

(c)	Represents current liabilities of $62.5 million less $0.9 million of short-term debt included in the assumption of debt.

(d)	Represents additional goodwill generated by the merger at March 31, 2011 as follows:

Citadel preliminary purchase price allocation to goodwill	$1,132,530
Less: Existing Citadel goodwill balance	763,849

Citadel Pro Forma Basis goodwill adjustment	$368,681

G.	Adjustment to recognize additional severance and retention bonuses to be paid to Citadel employees and executives in connection with the merger. Severance amounts of $17.7 million and retention bonuses of $13.0 million were negotiated as a part of the merger agreement or will otherwise be due under preexisting agreements, and will be accounted for in accordance with ASC 805, Business Combinations. Retention bonuses of $6.5 million for pre-acquisition services will be payable as of the date of the closing of the merger and are reflected in the Overall Condensed Consolidated Balance Sheet. The remaining $6.5 million in retention bonuses for post-acquisition services will be payable subsequent to the closing of the merger and are reflected in the Overall Pro Forma Basis Condensed Consolidated Statements of Operations.

H.	Adjustments to reflect Equity Investment. Pursuant to the terms of the Investment Agreement, Cumulus Media has agreed to sell up to $500.0 million, in the aggregate, of its equity securities to the Investors, net of fees of $21.4 million. To the extent that the consideration payable in the merger requires the payment of cash in an amount payable less than the Maximum Cash Scenario, the Investors’ commitments will be reduced, subject to a minimum investment of $395.0 million. In addition, under certain circumstances in which Cumulus Media does not require Macquarie’s full investment to consummate the merger, Macquarie may elect to reduce its investment by an equivalent amount. Based on the assumed cash consideration payable to Citadel stockholders of $1,258.2 million, the value of the equity securities to be sold pursuant to the Investment Agreement is $373.6 million, net of fees of $21.4 million.

This Investment Agreement provides that Macquarie may, at its option, elect to receive up to its full $125.0 million commitment amount in shares of a newly created class of perpetual redeemable, non-convertible preferred stock. This preferred stock would pay dividends at a rate of 10% per annum for the first six months from issuance, 14% per annum through the second anniversary of issuance, 17% per annum plus the LIBOR Increase Amount through the fourth anniversary of issuance, and 20% per annum plus the LIBOR Increase Amount thereafter. Dividends would be payable in cash but, at the option of Cumulus Media, up to 50% of the dividends could be paid-in-kind. Assuming Macquarie elected to receive $125.0 million of its investment in preferred stock and Cumulus Media paid cash dividends thereon, the Overall Pro Forma Basis financial information would have reflected dividends paid of $10.6 million. This redeemable preferred stock would be classified as a liability and any related dividend would be recorded in the statement of operations.

I.	Adjustments to reflect the debt to be incurred pursuant to the Global Refinancing. In connection with the repayment of the outstanding indebtedness of each of Cumulus Media, CMP (excluding KC LLC) and Citadel contemplated by the Global Refinancing, the debt of Cumulus Media, CMP and Citadel will be eliminated. Additionally, $1.7 million of non-cash accrued interest on exchanged notes related to the CMPSC Credit Agreement has been eliminated in the accompanying unaudited pro forma condensed consolidated financial information. As a result, interest expense on an Overall Pro Forma Basis is $50.7 million and $202.7 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively. Cumulus Media expects to record deferred financing fees of $50.0 million and debt discount of $25.1 million and related amortization of $2.5 million and $10.0 million for the three month period ended March 31, 2011 and for the year ended December 31, 2010, respectively, in connection with the Global Refinancing.

Overall Pro Forma Balance Sheet Adjustments	Amounts
(Dollars in thousands)

Change in current portion of Long-Term Debt:
Current portion of long-term debt:
Elimination of CMP current portion of debt related to term loan under CMP credit agreement	$(93,228)
Exclusion of KC LLC historical financial condition	86,228
Elimination of Citadel current portion of debt related to term loan under Citadel Credit Facilities	(875)

Overall Pro Forma Balance Sheet Adjustments	Amounts
	(Dollars in thousands)

Citadel Pro Forma Basis adjustment	$(7,875)

Change in Long-Term Debt:
2019 Notes	$610,000
Acquisition Credit Facility:
First lien Term Loan	1,325,000
Second lien Term Loan	790,000
Revolving credit facility	183,145
Debt discount on Acquisition Credit Facility	(25,100)

Total Acquisition Credit Facility, net of $25.1 million of debt discount	2,883,045
Repayment of existing long-term Cumulus debt, net of $2.5 million of debt discount	(567,287)
Repayment of outstanding amounts under CMPSC Credit Agreement	(587,823)
Repayment of CMP 9.875% Notes and CMP 2014 Notes	(26,161)
Repayment of Citadel Credit Facilities	(345,625)
Repayment of Citadel Senior Notes	(400,000)
CMP Pro Forma Basis adjustment to line item, “Long-term debt”	(42,713)

Overall Pro Forma Basis long-term debt adjustment	$913,436

Change in Deferred Financing Costs:
Deferred financing costs under Existing Credit Agreement	$(818)
Deferred financing costs under CMPSC Credit Agreement	(4,512)
Deferred financing costs under Citadel Credit Facility	(19,978)
Deferred financing costs associated with 2019 Notes and Acquisition Credit Facility	50,051	(a)
CMP Pro Forma Basis adjustment to line item, “Deferred financing costs”	(12,907)
Exclusion of KC LLC deferred financing costs	152

Overall Pro Forma Basis adjustment to line item, “Deferred financing costs”	$11,988

Change in Cash And Cash Equivalents:
Proceeds from borrowings under Acquisition Credit Facility, net $25.1 million of debt discount	$2,883,045
Proceeds from Equity Investment, net	373,600
Redemption of Radio Holdings preferred stock	(38,807)
Repayment of existing Cumulus Media, CMP and Citadel debt at March 31, 2011	(1,943,252)
Cash payments to Citadel stockholders and warrant holders	(1,258,165)
Make whole provision payment pursuant to Citadel Senior Notes	(31,000)
Deferred financing fees	(50,051	)(a)
CMP Pro Forma Basis cash adjustment related to 2019 Notes (See note c)	(20,507)

Overall Pro Forma Basis adjustment to line item, “Cash and cash equivalents”	$(85,137)

(a)	Represents debt issuance costs to be incurred related to the Global Refinancing as set forth below (assumes the Acquisition Credit Facility is closed on September 15, 2011):

Fee to initial purchasers of 2019 Notes	$13,725
Acquisition Credit Facility fees:
Commitment fee	29,112
Upfront fee	3,000
Ticking fee	4,214

Debt issuance costs to be incurred	$50,051

			For the
			Three Months		For the
			Ended		Year Ended
	Pro Forma		March 31,		December 31,
Overall Pro Forma Basis Statement Of Operations Adjustments	Interest Rate		2011		2010
	(Dollars in thousands)

Pro forma interest expense:
2019 Notes	7.75%	(a)	$11,819		$47,275
First Lien Term Loan under Acquisition Credit Facility	5.75%	(b)	19,047		76,188
Second Lien Term Loan under Acquisition Credit Facility	7.50%	(b)	14,813		59,250
Revolving credit facility under Acquisition Credit Facility	5.50%	(c)	2,518		10,073
Amortization of deferred financing fees and original issue discount	n/a		2,489		9,955

			$50,686	(d)	$202,741	(d)

(a)	Actual interest rate on 2019 Notes.

(b)	In accordance with the Debt Commitment, there will be a 1.25% and 1.5% LIBOR floor on First and Second Lien Term Loans, respectively. Due to the 30 day LIBOR rate being below the respective floors as of the most recent practicable date, Cumulus Media used the respective floors plus a spread of 450 basis points and 600 basis points, the spread provided for such loans in the Debt Commitment, for the First and Second Lien Term Loans, respectively, to determine, on an Overall Pro Forma Basis, the interest rate.

(c)	In accordance with the Debt Commitment, there will be a 1.0% LIBOR floor on borrowings under the revolving credit facility. Due to the 30 day LIBOR rate being below this floor as of the most recent practicable date, Cumulus Media used this floor plus a spread of 450 basis points, the spread provided for such loans in the Debt Commitment, to determine, on an Overall Pro Forma Basis, the interest rate.

(d)	Represents interest expense on an Overall Pro Forma Basis for the periods presented, respectively, which is equal to the historical interest expense for Cumulus Media, CMP and Citadel for the periods presented, plus the additional interest expense pro forma adjustment as set forth below:

	For the
	Three Months		For the
	Ended		Year Ended
	March 31,		December 31,
	2011		2010

Interest expense on each of a CMP and Overall Pro Forma Basis	$50,686		$202,741
Historical Cumulus Media interest expense	6,318		30,307
Historical CMP interest expense	6,219		28,171
Historical Citadel interest expense	12,411		64,120

Less: Combined historical Cumulus Media, CMP and Citadel interest expense	24,948		122,598

Interest expense adjustment on an Overall Pro Forma Basis	$25,738	[e]	$80,143	[f]

(e)	Consists of $4.3 million and $21.4 million of pro forma interest expense adjustments on a CMP Pro Forma Basis and Overall Pro Forma Basis, respectively, for the three months ended March 31, 2011.

(f)	Consists of $12.4 million and $67.8 million of pro forma interest expense adjustments on a CMP Pro Forma Basis and Overall Pro Forma Basis, respectively, for the year ended December 31, 2010.

Adjustments to recognize the debt to be incurred pursuant to the Global Refinancing, assuming the CMP Acquisition is not completed prior to the completion of the merger. Pursuant to the Global Refinancing, all then-outstanding indebtedness of each of Cumulus Media and Citadel will be refinanced. The current portion of debt related to existing debt has been eliminated in connection therewith. As a result, interest expense on a Citadel Pro Forma Basis increased to $38.3 million and $153.0 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, inclusive of amortization of deferred financing costs. Cumulus Media eliminated net deferred financing costs of approximately $0.8 million associated with its existing debt, and recorded deferred financing costs of $50.0 million and debt discount of $15.5 million and related amortization of $2.1 million and $8.3 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively, associated with the debt incurred pursuant to the Global Refinancing. Deferred financing fees are amortized through interest expense using the effective interest method.

Citadel Pro forma balance sheet adjustments (dollars in thousands)	Amounts

Change in current portion of Long-term debt:
Elimination of Cumulus Media current portion of debt	$5,982
Elimination of Citadel current portion of debt	875

Citadel Pro Forma Basis adjustment to line item, “Current portion of Long-term debt”	$6,857

Change in long-term debt:
2019 Notes	$610,000
Acquisition Credit Facility:
First lien Term Loan	1,325,000
Second lien Term Loan	148,992
Debt discount on Acquisition Credit Facility	(15,485)
Revolving credit facility	183,145

Total debt incurred pursuant to Global Refinancing, net of $15.5 million of debt discount	$2,251,652
Repayment of existing long-term Cumulus Media debt, net of $2.5 million of debt discount	(567,287)
Repayment of Citadel Credit Facilities	(345,625)
Repayment of Citadel Senior Notes	(400,000)

Citadel Pro Forma Basis adjustment to line item, “Long-term debt”	$938,740

Change in deferred financing costs:
Deferred financing costs and related amortization of term loan under Existing Credit Agreement	$(818)
Deferred financing costs and related amortization of Citadel Credit Facilities and of any unamortized original issue discount or fees or expenses	(19,978)
Deferred financing costs associated with the 2019 Notes and Acquisition Credit Facility	50,051	(a)

Citadel Pro forma adjustment to line item, “Deferred financing costs”	$29,255

Change in cash and cash equivalents:
Debt incurred pursuant to Global Refinancing, net $15.5 million of debt discount	$2,251,652
Proceeds from Investment Agreement, net	373,600
Repayment of Cumulus Media and Citadel current debt	(6,857)
Repayment of Cumulus Media and Citadel long-term debt	(1,312,912)
Cash payments to Citadel stockholders	(1,258,165)
Make whole premium in connection with the repayment of Citadel Senior Notes	(31,000)
Deferred financing fees	(50,051	)(a)
Non cash debt discount	(2,499)

Citadel Pro Forma Basis adjustment to line item, “Cash and cash equivalents”	$(36,232)

(a)	Represents debt issuance costs to be incurred related to the Global Refinancing, assuming the CMP acquisition is not completed prior to the completion of the merger, and the Acquisition Credit Facility is closed on September 15, 2011 as set forth below:

Fee to initial purchasers of 2019 Notes	$13,275
Acquisition Credit Facility fees:
Commitment fee	29,112
Upfront fee	3,000
Ticking fee	4,214

Debt issuance costs to be incurred	$50,051

	Citadel	For the		For The
	Pro Forma	Three Months Ended		Year Ended
	Basis	March 31,		December 31,
Citadel Pro forma statement of operations adjustment	interest rate	2011		2010
	(dollars in thousands)

Pro forma interest expense[e]:
2019 Notes	7.75%[a]	$11,819		$47,275
Term loan under Acquisition Credit Facility first lien	5.75%[b]	19,047		76,188
Term loan under Acquisition Credit Facility second lien	7.50%[b]	2,794		11,174
Revolving line of credit under Acquisition Credit Facility	5.50%[c]	2,518		10,073
Amortization of deferred financing fees and debt discount	n/a	2,078		8,313

Citadel Pro Forma Basis Interest expense		$38,256	[d]	$153,023	[d]

(a)	Actual interest rate on 2019 Notes.

(b)	In accordance with the Debt Commitment there will be a 1.25% and 1.5% LIBOR floor on First and Second Lien Term Loans, respectively. Due to the 30 day LIBOR rate being below, the respective floors as of the most recent practicable date, for purposes of this unaudited condensed consolidated financial information, Cumulus Media used the respective floors plus a spread of 450 basis points and 600 basis points, the spread provided for such loans in the Debt Commitment, for the First and Second Lien Term Loans, respectively, to determine, on a Citadel Pro Forma Basis, the interest rate.

(c)	Assumed interest rate has been determined in accordance with the terms contained in the Debt Commitment and calculated based on a LIBOR floor of 1.0% plus a spread of 450 basis points since the LIBOR rate on July 15, 2011 was below the 1.0% floor.

(d)	Represents interest expense on a Citadel Pro Forma Basis for the three months ended March 31, 2011 and the year ended December 31, 2010, which is equal to the historical interest expense for both Cumulus Media and Citadel, plus additional interest expense pro forma adjustment as set forth below:

	For the	For The
	Three Months Ended	Year Ended
	March 31,	December 31,
	2011	2010

Interest expense on a Citadel pro forma basis	$38,256	$153,023

Historical Cumulus Media interest expense	6,318	30,307
Historical Citadel interest expense	12,411	64,120

Less: Combined historical Cumulus Media and Citadel interest expense	18,729	94,427

Interest expense adjustment on a Citadel pro forma basis	$19,527	$58,596

For every $100.0 million change in amounts outstanding under the revolving credit facility under the Acquisition Credit Facility, interest expense would change by $1.4 million and $5.5 million for the three months ended March 31, 2011 and the year ended December 31, 2010, respectively.

(e)	Pro forma interest expense does not include $31.0 million of make whole premium related to the Citadel Senior Notes.

Interest rate sensitivity analyses

The accompanying unaudited pro forma condensed consolidated financial information includes certain adjustments for pro forma interest expense, which are reflected in the accompanying unaudited pro forma condensed consolidated statements of operations. These pro forma adjustments are based upon certain assumptions contained in these notes to unaudited pro forma condensed consolidated financial information. Assuming a pro forma 1/8% positive or negative change in the interest rate on borrowings under the Acquisition Credit Facility, it is estimated that the interest expense on borrowings under the Acquisition Credit Facility would have changed by $0.7 million and $0.9 million on a Citadel and Overall Pro Forma Basis, respectively, for the three months ended March 31, 2011, and $2.8 million and $3.4 million on a Citadel and an Overall Pro Forma Basis, respectively, for the year ended December 31, 2010, in each case assuming the Maximum Cash Scenario (refer to note (I)).

J.	Accrual and payment of CMP preferred stock and related dividends. Pursuant to the terms of the CMP Acquisition agreement, in connection with the closing of the merger, Cumulus Media will redeem the outstanding CMP preferred stock at par value plus accrued dividends. On a CMP Pro Forma Basis, Cumulus Media does not contemplate the acquisition of Citadel and as such, does not include the redemption of the CMP preferred stock, nor the accrual of dividends on said stock. On an Overall Pro Forma Basis, Cumulus Media includes the assumption that the acquisition of Citadel will have been completed and as such, recognizes a contingent liability for the accrual of the CMP preferred stock dividend in the amount of $14.7 million, which is included in $38.8 million of preferred stock within noncontrolling interest. Additionally, Cumulus Media assumes the redemption of the $38.8 million of CMP preferred stock, resulting in $0.0 million of noncontrolling interest on an Overall Pro Forma Basis.

K.	Adjustments to increase pro forma depreciation and amortization expense to reflect the impact of the increase in estimated fair value of tangible assets and amortizable intangible assets due to Citadel’s application of Fresh-Start Accounting. Net fresh start valuation adjustments in connection with Citadel’s application of fresh-start accounting increased the book value of Citadel’s assets, excluding goodwill, by

$543.8 million. In addition to revaluing existing assets, Citadel recorded certain previously unrecognized assets, including customer and affiliate relationships and income contracts.

The following table summarizes the adjustments described above:

			Twelve Months
			Ended
	Fair	Estimated	December 31,
(Dollars in millions)	Value	Useful Life	2010

Historical amortization and depreciation			$69.9
Intangible assets:
Customer and affiliate relationships	$238.9	4 to 6 years	$66.0
Other intangibles	36.7	4 to 6 years	10.0

	275.6		76.0
Property and Equipment:
Land and improvements	89.3	3 to 25 years	0.4
Buildings and improvements	34.1	3 to 25 years	3.3
Towers	54.7	5 to 10 years	5.5
Equipment and vehicles	24.8	2 to 12 years	4.9

	202.9		14.1

Total	$478.5		90.1

Overall Pro Forma Basis depreciation and amortization expense adjustment			$20.2

Adjustment for reorganization items, as shown below, which were a direct result of Citadel’s Chapter 11 Proceedings.

Gain on extinguishment of debt	$(139,813)
Revaluation of assets and liabilities	(921,801)
Supplemental executive retirement plan	10,510
Professional fees	31,666
Rejected executory contracts	5,361
Net debt extinguishment loss	20,969 (a)

Overall Pro Forma Basis adjustment to line item, “Other income (expense), net”	$(993,108)

(a)	On the Citadel Emergence Date, debt outstanding under the Predecessor Senior Credit and Term Facility was converted into the Emergence Term Loan Facility. A valuation adjustment of $19.1 million was recorded to reflect the Emergence Term Loan Facility at its estimated fair value upon issuance. This valuation adjustment was being amortized as a reduction of interest expense, net, over the contractual term of the Emergence Term Loan Facility.

Pursuant to the terms of the Emergence Term Loan Facility, a prepayment penalty of $38.0 million was incurred. This was netted against the write off of the unamortized balance of the valuation adjustment of $17.1 million, which resulted in Citadel incurring a loss on the extinguishment of debt of $21.0 million in the year ended December 31, 2010 as follows:

Citadel financial statement line item
(Dollars in thousands)

Early termination penalty	$38,030
Write-off of fair value valuation adjustment at December 31, 2010	(17,061)

Net debt extinguishment loss	$20,969

L.	Adjustments to reflect the issuance of shares. On each of a CMP Pro Forma Basis, Citadel Pro Forma Basis and an Overall Pro Forma Basis, Cumulus Media assumes the issuance of shares of its Class A and Class D (only pursuant to the CMP Acquisition) common stock, each with a par value of $0.01 per share, in order to effect each respective transaction. Resulting changes to the par value are illustrated below (dollars in thousands):

			Elimination of
	Number of		Historical	Pro Forma
	Shares	Par Value	Par Value	Adjustment

CMP Pro Forma Basis:
Issuance of Class A common stock	11,583,206	$116	$—	$116
Issuance of Class D common stock	6,630,476	66	—	66
Citadel and Overall Pro Forma Basis:
Issuance of Class A common stock	264,970,523	$2,311	$(5)	$2,306

M.	Adjustments to reconcile Citadel financial statement line items per the Unaudited Pro Forma Condensed Consolidated Financial Information to the amounts reported in Citadel’s quarterly report on Form 10-Q for the quarter ended March 31, 2011 and its annual report on Form 10-K for the year ended December 31, 2010. Included below is a reconciliation between line items reported in the Unaudited Pro Forma Condensed Consolidated Financial Information and amounts reported in Citadel’s quarterly report on Form 10-Q for the quarter ended March 31, 2011 and its annual report on Form 10-K for the year ended December 31, 2010, as appropriate.

To reconcile items included in the Unaudited Overall Pro Forma Basis Condensed Consolidated Statement of Operations (dollars in thousands):

	For the	For The
	Three Months	Year Ended
	Ended	December 31,
	March 31,	2010
	2011	Predecessor	Successor

To reconcile station operating expenses (excluding depreciation, amortization and LMA fees) as reported to the unaudited pro forma condensed consolidated financial information included herein:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Station operating expenses (excluding depreciation, amortization and LMA fees)	$114,714	$194,685	$278,231
Citadel’s financial statements:
Cost of revenue, exclusive of depreciation and amortization and including non-cash compensation expense of $643, $526, and $954, respectively	$68,522	$116,103	$164,594
Selling, general and administrative, including non-cash compensation expense of $2,164, $785, and $3,244, respectively	46,192	78,582	113,637

	$114,714	$194,685	$278,231

To reconcile gain on exchange of assets or stations and other operating expenses as reported to the unaudited pro forma condensed consolidated financial information included herein:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Loss on exchange of assets or stations	$166	$859	$271
Other operating expenses (income)	7,118	(5)	7,215

	$7,284	854	7,486

Citadel’s financial statements:
Other, net	$7,284	$854	$7,486
To reconcile interest expense, net as reported to the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Interest expense, net	$12,411	$17,771	$46,349
Citadel’s financial statements:
Interest expense, net	$12,411	$17,771	$45,365
Write-off of deferred financing costs and debt discount upon extinguishment of debt and other debt-related fees	—	—	984

	$12,411	$17,771	$46,349

To reconcile items included in the Unaudited Overall Pro Forma Basis Condensed Consolidated Balance Sheet (dollars in thousands):

As of
March 31,
2011

To reconcile restricted cash, deferred tax asset, and prepaid expenses and other current assets with the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Restricted cash	$3,846
Deferred tax asset	23,023
Prepaid expenses and other current assets	15,072

$41,941

Citadel’s financial statements:
Prepaid expenses and other current assets	$41,941
To reconcile accounts receivable with the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Accounts receivable, less allowance for doubtful accounts	$122,611
Trade receivable	1,848

$124,459

Citadel’s financial statements:
Accounts receivable, net	$124,459
To reconcile Intangible assets, net, deferred financing costs, and other assets with the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Intangible assets, net	$1,094,833
Deferred Financing costs	19,978
Other assets	19,461

$1,134,272

Citadel’s financial statements:
FCC licenses	$887,910
Customer and affiliate relationships, net	178,583
Other assets, net	67,779

$1,134,272

To reconcile accounts payable and accrued expenses and trade accounts payable with the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Accounts payable and accrued expenses	$60,440
Trade payable	1,176

$61,616

Citadel’s Financial Statements to conform to Cumulus Media’s presentation:
Accounts payable, accrued liabilities and other liabilities	$61,616
To reconcile long-term debt with the unaudited pro forma condensed consolidated financial information:
Unaudited Pro Forma Condensed Consolidated Financial Information:
Long-term debt	$745,625
Citadel’s financial statements:
Senior debt, less current portion	$345,625
Citadel Senior notes	400,000

$745,625

N.	To present a reconciliation for the Citadel Pro Forma Basis and Overall Pro Forma Basis adjustments to accounts payable and accrued expenses:

Amounts
(Dollars in thousands)

Citadel Pro Forma Basis adjustments to Accounts payable and accrued expenses
Severance to be paid to Citadel employees and executives in connection with the merger	$24,200
Elimination of intercompany balances	(1,077)
Tax benefit (Note D)	(29,828)

Citadel Pro Forma Basis adjustment to line item, “Accounts payable and accrued expenses”	$(6,705)

Overall Pro Forma Basis adjustments to Accounts payable and accrued expenses
Severance to be paid to Citadel employees and executives in connection with the merger	$24,200
Elimination of intercompany balances	(1,077)
Tax benefit from severance to be paid and Citadel and CMP Deferred Financing Fees	(29,573)

Overall Pro Forma Basis adjustment to line item, “Accounts payable and accrued expenses”	$(6,450)

O.	To present a reconciliation for the CMP, Citadel and Overall Pro Forma Basis adjustments to accumulated deficit and additional paid-in-capital:

(Dollars in thousands)

CMP Pro Forma Basis
Accumulated deficit:
CMP historical accumulated deficit	$793,272
KC LLC historical accumulated deficit	(72,008)
Elimination of Cumulus Media ownership interest in CMP	11,272
Write off of deferred financing costs and debt discount	(3,317)
Tax benefit from the write off of deferred financing costs and debt discount	1,260

CMP Pro Forma Basis adjustment	$730,479

Additional paid-in-capital:
Exclusion of CMP historical financial condition (less KC LLC)	$(310,483)
Equity consideration to CMP Sellers	77,033

CMP Pro Forma Basis adjustment	$(233,450)

Citadel Pro Forma Basis
Accumulated deficit:
Citadel historical accumulated deficit	$8,421
Severance to be paid to Citadel employees and executives in connection with the merger	(24,200)
Write off of Historical Cumulus Media deferred financing costs and debt discount of $818 and $2,499 respectively	(3,317)
Write off of Historical Citadel deferred financing costs	(19,978)
Bond Make Whole payment	(31,000)
Tax benefit (Note D)	29,829

Citadel Pro Forma Basis adjustment	$(40,245)

Additional paid-in-capital:
$373.6 million of Cumulus Media equity securities to be sold to the Investors, net of fees of $21.4 million	$373,600
Elimination of Citadel historical additional paid-in-capital	(1,275,565)
Recognition of $0.01 par value of class A common stock to be issued	(2,311)
Equity consideration to Citadel stockholders and warrant holders	390,566

Citadel Pro Forma Basis and Overall Pro Forma Basis adjustment	$(513,710)

Overall Pro Forma Basis
Accumulated deficit:
Citadel historical accumulated deficit	$8,421
Severance to be paid to Citadel employees and executives in connection with the merger	(24,200)
Payment of make whole provision related to redemption of Citadel Senior Notes	(31,000)

(Dollars in thousands)

Write-off Historical Citadel deferred financing costs	(19,978)
Write off of Historical CMP deferred financing costs	(4,360)
Write off of liability related to future interest payments recorded resultant from 2009 CMP Exchange Offer and debt issuance costs	1,715
Tax benefit from the write off of Historical Citadel and CMP deferred financing costs, write off of liability related to future interest payments, exclusion of KC LLC historical financial condition, severance to be paid to Citadel employees and executives, and payment of make whole provision related to redemption of Citadel Senior Notes	29,573

Overall Pro Forma Basis adjustment	$(39,829)

Appendix to Pro Forma Adjustments

The following tables have been prepared to assist the reader in reconciling line items in the accompanying unaudited pro forma condensed consolidated financial information that have multiple footnote references so that the reader can better understand the nature of each pro forma adjustment being made to the respective line item, with the exception of those line items in the Overall Pro Forma Basis balance sheet and income statement under “CMP Pro Forma Basis adjustments” that reflect only the addition of the KC LLC, and CMP Pro Forma Basis adjustments shown in the CMP Pro Forma Basis balance sheet and income statement.

Reconciliation of line items in the CMP Pro Forma Basis condensed consolidated balance sheet that have multiple footnote references:

	For the
	Three Months	For the
	Ended	Year Ended
	March 31,	December 31,
(Dollars in thousands)	2011	2010

Corporate general and administrative expenses:
Exclusion of KC LLC historical results of operations	$(461)	$(1,138)
Elimination of CMP historical expense incurred in conjunction with CMP Management Agreement	(1,000)	(4,000)

CMP Pro Forma Basis adjustment	$(1,461)	$(5,138)

Interest expense, net:
Exclusion of KC LLC historical results of operations	$1,559	$6,034
Elimination of CMP historical interest expense, net	(5,861)	(18,391)

CMP Pro Forma Basis adjustment	$(4,302)	$(12,357)

Income tax (expense) benefit:
Exclusion of KC LLC historical results of operations	$17	$847
Elimination of CMP historical income tax expense	2,227	6,989

CMP Pro Forma Basis adjustment	$2,244	$7,836

(Dollars in thousands)

Cash and cash equivalents:
Exclusion of KC LLC historical financial condition	$(1,920)
CMP Pro Forma Basis cash and cash equivalents adjustment	20,507

CMP Pro Forma Basis adjustment	$18,587

Prepaid expenses and other current assets:
Exclusion of KC LLC historical financial condition	$41
CMP prepaid expense specific to CMP Management Agreement	(1,000)

CMP Pro Forma Basis adjustment	$(959)

Intangible assets, net:
Exclusion of KC LLC historical financial condition	$(15,233)
Adjustment to fair value of CMP’s FCC license intangible assets	19,037

CMP Pro Forma Basis adjustment	$3,804

Goodwill:
CMP Pro Forma Basis adjustment to Goodwill	$439,949
Dividend related to the CMP Preferred Stock	14,730

(Dollars in thousands)

CMP Pro Forma Basis adjustment	$454,679

Deferred financing costs:
Exclusion of KC LLC historical financial condition	$(152)
Deferred financing costs and related amortization of term loan under Existing Credit Agreement	(818)
Deferred financing costs and related amortization	13,725

CMP Pro Forma Basis adjustment	$12,755

Accounts payable and accrued expenses:
Exclusion of KC LLC historical financial condition	$(9,288)
Cumulus Media deferred revenue specific to CMP Management Agreement	(1,000)
Tax benefit from the write off of deferred financing costs	(1,260)

CMP Pro Forma Basis adjustment	$(11,548)

Current portion of long-term debt:
Exclusion of KC LLC historical financial condition	$(86,228)
Elimination of current portion of debt related to term loan under Existing Credit Agreement	(5,982)

CMP Pro Forma Basis adjustment	$(92,210)

Additional Paid-in capital:
Exclusion of KC LLC historical financial condition	$(367)
Exclusion of CMP historical financial condition (less KC LLC)	(310,483)
Equity consideration to CMP Sellers	77,033

CMP Pro Forma Basis adjustment	$(233,817)

Accumulated deficit:
CMP historical accumulated deficit	$793,272
Removal of historical Cumulus Media ownership interest in CMP	11,272
Write off of deferred financing costs and debt discount	(3,317)
Tax benefit from the write off of deferred financing costs and debt discount	1,260

CMP Pro Forma Basis adjustment	$802,487

CUMULUS MEDIA PARTNERS, LLC

CONDENSED CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)
(Unaudited)

	March 31,	December 31,
	2011	2010

Assets
Current assets:
Cash and cash equivalents	$12,717	$21,953
Restricted cash	601	601
Accounts receivable, less allowance for doubtful accounts
of $367 and $449 in 2011 and 2010, respectively	30,087	35,846
Prepaid expenses and other current assets	8,494	7,002
Deferred tax asset	—	807

Total current assets	51,899	66,209
Property and equipment, net	24,362	26,538
Intangible assets, net	243,027	243,144
Goodwill	79,700	79,700
Deferred financing costs, net (including accumulated amortization
of $13,399 and $12,709 in 2011 and 2010, respectively)	4,512	5,202
Other assets	333	—
Long-term investment	4,000	4,000

Total assets	$407,833	$424,793

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable	$1,435	$130
Accrued interest	9,216	7,363
Accrued state income taxes	1,021	1,118
Derivative instrument	1,666	3,252
Current portion of long-term debt	93,228	109,786
Other current liabilities	9,756	12,355

Total current liabilities	116,322	134,004
Long-term debt	613,984	615,734
Other liabilities	8,157	8,476
Deferred income taxes	84,315	83,620

Total liabilities	822,778	841,834
Members’ deficit
Additional paid-in capital	310,850	310,850
Accumulated deficit	(793,272)	(795,368)

Total Cumulus Media Partners, LLC members’ deficit	(482,422)	(484,518)

Non-controlling interest	67,477	67,477

Total members’ deficit	(414,945)	(417,041)

Total liabilities and members’ deficit	$407,833	$424,793

See accompanying notes to the unaudited condensed consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010

Net revenues	$39,143	$37,917
Operating expenses:
Station operating expenses (excluding depreciation and amortization
and including LMA fees)	23,757	22,736
Depreciation and amortization	2,116	2,134
Corporate general and administrative expenses	2,482	1,770
(Gain) loss on disposals of assets or stations	(6)	1

Total operating expenses	28,349	26,641

Operating income	10,794	11,276

Non-operating (expense) income:
Interest expense, net	(6,219)	(7,750)

Total non-operating expense, net	(6,219)	(7,750)

Income before income taxes	4,575	3,526
Income tax expense	(2,479)	(2,113)

Net income	$2,096	$1,413

See accompanying notes to the unaudited condensed consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010

Cash flows from operating activities:
Net income	$2,096	$1,413
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,116	2,134
Amortization of debt issuance costs	691	663
Provision for doubtful accounts	(41)	42
Loss (gain) on disposals of assets or stations	(6)	1
Fair value adjustment of derivative instruments	(1,587)	(250)
Deferred income taxes	1,502	2,107
Changes in assets and liabilities:
Restricted cash	—	57
Accounts receivable	5,801	6,334
Prepaid expenses and other current assets	(1,492)	(1,621)
Other assets	94	—
Accounts payable and accrued expenses	462	(6,414)
Other liabilities	(319)	(384)

Net cash provided by operating activities	9,317	4,082
Cash flows from investing activities:
Capital expenditures	(245)	(304)
Net cash used in investing activities	(245)	(304)

Cash flows from financing activities:
Repayments of borrowings from bank credit facilities	(18,308)	(1,750)
Net cash used in financing activities	(18,308)	(1,750)

(Decrease) increase in cash and cash equivalents	(9,236)	2,028
Cash and cash equivalents at beginning of period	21,953	80,223

Cash and cash equivalents at end of period	$12,717	$82,251

Supplemental disclosures of cash flow information:
Interest paid	$5,259	$5,750
Income taxes paid	3,632	4,446
Trade revenue	899	1,070
Trade expense	835	1,124

See accompanying notes to the unaudited condensed consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.	Interim Financial Data and Basis of Presentation:

Description of Business

Cumulus Media Partners, LLC and subsidiaries (“CMP” or the “Company”) is a radio broadcasting company organized in the state of Delaware, focused on operating and developing commercial radio stations in the top 50 radio markets in the United States. The Company holds its radio broadcasting assets through two indirect wholly owned subsidiaries, CMP Susquehanna Corp. (“CMPSC”) and CMP KC, LLC (“KC LLC”), both of which it owns indirectly through its direct, wholly owned subsidiary CMP Susquehanna Holdings Corp. (“Holdings”).

Interim Financial Data

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the consolidated financial statements of CMP and accompanying notes included in CMP’s annual audited financial statements for the year ended December 31, 2010. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, they do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments necessary for a fair statement of results of the interim periods have been made and such adjustments were of a normal and recurring nature. The results of operations and cash flows for the three months ended March 31, 2011 are not necessarily indicative of the results of operations or cash flows that can be expected for any other interim period or for the fiscal year ending December 31, 2011.

The preparation of financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, intangible assets, derivative financial instruments, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Recent Accounting Pronouncements

ASU 2010-28.  In December 2010, the Financial Accounting Standards Board (“FASB”) provided additional guidance for performing Step 1 of the test for goodwill impairment when an entity has reporting units with zero or negative carrying values. This Accounting Standards Update (“ASU”) updates Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other, to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The Company adopted this guidance effective on January 1, 2011. The update did not have a material impact on the Company’s consolidated financial statements.

ASU 2010-29.  In December 2010, the FASB issued clarification of the accounting guidance related to disclosure of pro forma information for business combinations that occur in the current reporting period. The guidance requires companies to present pro forma information in their comparative financial statements as if the acquisition date for any business combinations taking place in the current reporting period had occurred at the beginning of the prior year reporting period. The Company adopted this guidance effective January 1, 2011. The guidance did not have a material impact on the Company’s financial statements.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2.	Pending Acquisition of CMP by Cumulus Media Inc.

On January 31, 2011, Cumulus Media Inc. (“Cumulus”) entered into an Exchange Agreement (the “Exchange Agreement”) with affiliates of Bain Capital Partners LLC (“Bain”), The Blackstone Group L.P. (“Blackstone”) and Thomas H. Lee Partners (“THL” and, together with Bain and Blackstone, the “CMP Sellers”). Pursuant to the Exchange Agreement, Cumulus agreed to (i) acquire all of the outstanding equity interests of CMP that it currently does not own in exchange for 3,315,238 shares of Cumulus’ Class A common stock and 6,630,476 shares of Cumulus’ Class D common stock; and (ii) enter into an agreement with the holders of currently outstanding warrants (the “Radio Holdings Warrants”) to purchase 3,740,893 shares of common stock of CMP Susquehanna Radio Holdings Corp., an indirect wholly-owned subsidiary of CMP (“Radio Holdings”), which would amend the Radio Holdings Warrants to provide that, upon the closing of the CMP Acquisition, in lieu of being exercisable for shares of common stock of Radio Holdings, the Radio Holdings Warrants would instead be exercisable for an aggregate of 8,267,968 shares of Cumulus’ Class D common stock (such transactions, the “CMP Acquisition”).

The closing of the CMP Acquisition is subject to various conditions, including that Cumulus’ stockholders approve the issuance of shares of common stock to the CMP Sellers in connection with the CMP Acquisition. In connection with Cumulus’ entry in the Exchange Agreement, Cumulus entered into voting agreements with holders of approximately 54.0% of the outstanding voting power of Cumulus’ common stock beneficially owned by them in favor of an amendment to the amended and restated certificate of incorporation of Cumulus to, among other things, create the Class D common stock and the issuance of shares of Cumulus’ common stock in connection with the CMP Acquisition at any meeting of stockholders called on which such matters are presented for approval. Accordingly, Cumulus expects such condition to be satisfied.

The transaction is expected to be completed in the third quarter of 2011. On February 23, 2011, Cumulus received an initial order from the FCC approving the transaction, and is currently waiting for the approval to become final.

3.	Derivative Financial Instruments

CMPSC entered into an interest rate swap agreement on June 12, 2008 (the “2008 Swap”). The 2008 Swap became effective as of June 12, 2008 and will expire on June 12, 2011. The 2008 Swap changes the variable-rate cash flow exposure on $200.0 million of CMPSC’s long-term bank borrowings to fixed-rate cash flows. Under the 2008 Swap, CMPSC receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate, long-term debt. The 2008 Swap is not accounted for as a cash flow hedge instrument. Accordingly, the changes in its fair value are reflected within interest expense in the statement of operations.

The fair value of the 2008 Swap was determined using observable market based inputs (a Level 2 measurement). The fair value represents an estimate of the net amount that CMP would receive if the 2008 Swap was transferred to another party or canceled as of the date of the valuation. During the three months ended March 31, 2011 and 2010, CMP charged $1.7 million and $1.6 million, respectively, to interest income, within the interest income statement of operations location related to yield adjustment payments on the 2008 Swap.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The location and fair value amounts of derivatives in the condensed consolidated balance sheets are shown in the following table:

Information on the Location and Amount of the Derivative Fair Value in the
Condensed Consolidated Balance Sheets (Dollars in thousands)

		Fair Value at
	Balance Sheet	March 31,	December 31,
	Location	2011	2010

Derivative not designated as hedging instrument:
Interest rate swap	Other current liabilities	$1,666	$3,252

	Total	$1,666	$3,252

The location and effect of the derivative in the condensed consolidated statements of operations is shown in the following table (dollars in thousands):

Information on the Location and Amount of the Derivative Fair Value in the
Condensed Consolidated Statements of Operations (Dollars in thousands)

		Amount of Income Recognized on
		the Derivative Instrument
Derivative		for the Three Months Ended
Instrument	Statement of Operations Location	March 31, 2011	March 31, 2010

Interest rate swap	Interest income	$1,586	$250

	Total	$1,586	$250

4.	Fair Value Measurements

The three levels of the fair value hierarchy to be applied to financial instruments when determining fair value are described below:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access;

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. CMP’s financial assets and liabilities are measured at fair value on a recurring basis.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Financial assets and liabilities measured at fair value on a recurring basis as of March 31, 2011 were as follows (dollars in thousands):

	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant Other	Significant
	Total	in Active Markets	Observable Inputs	Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)

Financial liabilities:
Other current liabilities
Interest rate swap(1)	$(1,666)	$—	$(1,666)	$—

Total liabilities	$(1,666)	$—	$(1,666)	$—

(1)	CMP’s derivative financial instrument consists solely of the 2008 Swap. The fair value of the 2008 Swap is determined based on the present value of future cash flows using observable inputs, including interest rates and yield curves. In accordance with mark-to-market fair value accounting requirements, derivative valuations incorporate adjustments that are necessary to reflect CMP’s own credit risk.

The carrying values of receivables, payables, and accrued expenses approximate fair value due to the short maturity of these instruments.

The following table shows the gross amount and fair value of the term loan facilities and revolving credit facilities that constitute the senior secured credit facilities of each of CMPSC and KC LLC (see Note 5, “Long-Term Debt”):

	March 31, 2011		December 31, 2010
	CMPSC	KC LLC	CMPSC	KC LLC

Term loan:
Carrying value	$594,823	$69,228	$613,131	$69,228
Fair value	$585,783	$8,654	$576,077	$8,654
Revolving credit facility:
Carrying value	$—	$17,000	$—	$17,000
Fair value(1)	$—	$2,131	$—	$2,131

(1)	The KC LLC revolving credit facility was not actively traded during the three months ended March 31, 2011 or December 31, 2010.

The fair values of the term loan facilities and revolving credit facilities are estimated using a discounted cash flow analysis, based on the marginal borrowing rates.

To estimate the fair values of the term loan facilities, CMP used quoted trading prices and an industry standard cash valuation model, which utilizes a discounted cash flow approach. The significant inputs for the valuation model include the following:

•	discount cash flow rate of 3.3%;

•	interest rate of 2.2%; and

•	credit spread of 2.6%.

The use of different analyses, estimates, data points or methodologies could result in materially different results.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

5.	Long-Term Debt

Each of CMPSC and KC LLC have entered into various separate senior secured credit facilities, pursuant to which each entity, and its respective subsidiaries, have certain rights and obligations. Neither CMPSC nor KC LLC, nor any of their respective subsidiaries, have any rights or obligations pursuant to the other’s senior secured credit facilities.

CMP’s long-term debt consisted of the following at March 31, 2011 and December 31, 2010 (dollars in thousands):

	March 31, 2011	December 31, 2010

Term loan facilities	$664,051	$682,359
Revolving credit facilities	17,000	17,000
9.875% senior subordinated notes	12,130	12,130
Variable rate senior subordinated secured second lien notes	14,031	14,031

Total debt	707,212	725,520
Less: Current portion of long-term debt	(93,228)	(109,786)

Long-term portion of debt	$613,984	$615,734

CMPSC

Credit Facilities and Senior Notes

In May 2006, CMPSC entered into a $700.0 million term loan facility and a $100.0 million revolving credit facility, which together comprise the “CMPSC Credit Facilities”, and issued $250.0 million in 9.875% Notes, as described below. At the closing of these transactions, CMPSC drew on only the $700.0 million term loan, plus $3.3 million in letters of credit to cover pre-existing workers’ compensation claims, reducing availability on the revolving credit facility to $96.7 million. CMPSC is charged a commitment fee of 0.5% on the unused portion of the revolving credit facility. As of March 31, 2011, CMPSC had approximately $95.4 million of remaining availability under its revolving credit facility.

Obligations under the CMPSC Credit Agreement are collateralized on a first-priority lien basis by substantially all of CMPSC’s assets in which a security interest may lawfully be granted (including FCC licenses held by its subsidiaries) including, without limitation, intellectual property and all of the capital stock of CMPSC’s direct and indirect subsidiaries. In addition, obligations under the CMPSC Credit Facilities are guaranteed by CMPSC’s subsidiaries.

The term loan has a repayment schedule that has required quarterly principal payments of 0.25% of the original loan since September 30, 2006. Any unpaid balance on the revolving credit facility is due in May 2012 and the term loan is due in May 2013.

The representations, covenants and events of default in the credit agreement governing the CMPSC Credit Facilities (the “CMPSC Credit Agreement”) are customary for financing transactions of this nature. Events of default in the CMPSC Credit Agreement include, among others, (i) the failure to pay when due the obligations owing under the CMPSC Credit Facilities; (ii) the failure to comply with (and not timely remedy, if applicable) certain covenants; (iii) certain cross defaults and cross accelerations; (iv) the occurrence of bankruptcy or insolvency events; (v) certain judgments against the Company or any of its subsidiaries; (vi) the loss, revocation or suspension of, or any material impairment in the ability to use any of the CMPSC’s material FCC licenses; (vii) any representation or warranty made, or report, certificate or financial statement delivered, to the lenders subsequently proven to have been incorrect in any material respect; (viii) the

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

occurrence of a Change in Control (as defined in the CMPSC Credit Agreement); and (ix) violation of certain financial covenants. Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all outstanding loans and exercise any of their rights under the CMPSC Credit Agreement and the ancillary loan documents as a secured party.

As mentioned above, the CMPSC Credit Agreement contains certain customary financial covenants including:

•	a maximum total leverage ratio;

•	a minimum interest coverage ratio; and

•	a limit on annual capital expenditures.

The maximum total leverage ratio in the CMPSC Credit Agreement becomes more restrictive over the remaining term of the CMPSC Credit Agreement.

As of March 31, 2011, CMPSC was in compliance with all of its required covenants.

In accordance with the terms of the CMPSC Credit Agreement, an excess cash flow payment of $16.6 million was made in the first quarter of 2011.

2008 Swap

On June 12, 2008, CMP entered into the 2008 Swap, which effectively fixed the interest rate, based on LIBOR, on $200.0 million of CMPSC’s floating rate borrowings for a three-year period.

The interest rate for the term loan is 2.0% above LIBOR (2.2% at March 31, 2011) or 1.0% above the alternate base rate. The effective interest rate exclusive of the impact of the 2008 Swap on the loan amount outstanding under the CMPSC Credit Facilities was 2.4% as of March 31, 2011 and 2.3% as of December 31, 2010. The effective interest rate on borrowings under the CMPSC Credit Agreement as of March 31, 2011, inclusive of the 2008 Swap, was 3.5%. The revolving credit facility rate is variable based on the levels of leverage of CMPSC, and ranges from 1.8% to 2.3% above LIBOR and from 0.8% to 1.3% above the alternate base rate.

Amendment to CMPSC Credit Agreement

On May 11, 2009, CMPSC entered into an amendment to the CMPSC Credit Agreement. This amendment maintained the preexisting term loan facility under the CMPSC Credit Facilities, but reduced availability under the revolving credit facility thereunder from $100.0 million to $95.4 million (after giving effect to a repayment and permanent reduction in available credit of approximately $4.6 million).

The amendment also increased certain pre-existing restrictions, including with respect to acquisitions, which per the amendment are limited to an aggregate of $20.0 million unless such acquired entities are added as loan parties, and the ability to undertake certain corporate transactions.

9.875% Notes

In May 2006, CMPSC issued $250.0 million in 9.875% Notes. The 9.875% Notes have an interest rate of 9.875% and mature in May 2014. Radio Holdings and certain of its subsidiaries are guarantors under the 9.875% Notes.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2014 Notes

Interest on the 2014 Notes accrues at a floating rate equal to LIBOR plus 3.0% and is payable semiannually on May 15 and November 15 of each year, beginning on May 15, 2009. The 2014 Notes will mature on May 15, 2014.

The 2014 Notes are secured by second-priority liens on tangible and intangible assets of CMPSC and its subsidiaries to the extent they can be perfected by the filing of financing statements or other similar registrations and are permitted under agreements governing CMPSC’s other indebtedness, including the CMPSC Credit Agreement. Pledged assets do not include shares of capital stock of CMPSC or any of its subsidiaries or debt securities held by CMPSC or any of its subsidiaries.

The 2014 Notes are (i) general obligations of CMPSC; (ii) secured on a second-priority basis by a security interest in substantially all of CMPSC’s existing and future assets to the extent pledged and assigned to the 2014 Notes trustee pursuant to the security agreement in favor of the holders of the 2014 Notes, subject and subordinate to certain permitted priority liens; (iii) subordinated to all first-priority senior secured indebtedness of CMPSC (including the CMPSC Credit Facilities); (iv) effectively senior to all unsecured indebtedness of CMPSC; and (v) initially guaranteed on a second-priority senior secured subordinated basis by CMPSC’s direct parent, CMP Susquehanna Radio Holdings Corp. (“Radio Holdings”) and each subsidiary of CMPSC that provides a guarantee under the CMPSC Credit Facilities. Each guarantee of the 2014 Notes is a second-priority senior subordinated secured obligation of the guarantor and is subordinated in right of payment to all existing and future first-priority senior indebtedness of such guarantor, including each guarantor’s guarantee of CMPSC’s obligations under the CMPSC Credit Facilities, and structurally subordinated to all existing and future indebtedness of non-guarantor subsidiaries of CMPSC.

The indenture governing the 2014 Notes (the “2014 Notes Indenture”) contains covenants that limit CMPSC’s ability and the ability of its restricted subsidiaries to, among other things, (i) incur additional indebtedness or issue certain preferred shares; (ii) pay dividends on or make distributions in respect of CMPSC’s capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create liens on certain assets to secure debt; (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of CMPSC’s assets; and (vii) designate CMPSC’s subsidiaries as unrestricted subsidiaries. The 2014 Notes Indenture also contains a covenant providing that, to the extent required to permit holders of 2014 Notes (other than affiliates of CMPSC) to sell their 2014 Notes without registration under the Securities Act, CMPSC or Radio Holdings will make publicly available the information concerning CMPSC or Radio Holdings as specified in Rule 144(c)(2) under the Securities Act.

CMPSC may redeem some or all of the 2014 Notes at any time at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest through the redemption date.

Upon the occurrence of a “Change of Control” (as defined in the 2014 Notes Indenture), each holder of the 2014 Notes will have the right to require CMPSC to repurchase all of such holder’s 2014 Notes at a repurchase price equal to 101% of the aggregate principal amount, plus any accrued and unpaid interest through the repurchase date.

The 2014 Notes Indenture contains events of default that are customary for agreements of this type, including failure to make required payments, failure to comply with certain agreements or covenants, failure to pay certain other indebtedness and the occurrence of certain events of bankruptcy and insolvency and certain judgment defaults.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

KC LLC

In May 2006, KC LLC entered into a $72.4 million term loan facility and a $26.0 million revolving credit facility under the CMP KC Credit Facility. At the closing of the transactions, by which the Company was formed, KC LLC drew on the $72.4 million term loan, plus $5.0 million in letters of credit, reducing availability on the revolving credit facility to $21.0 million. KC LLC is charged a commitment fee of 0.5% on the unused portion of the revolving credit facility.

The term loan has a repayment schedule that requires principal payments payable at the end of each quarter equal to 0.25% of the original loan. The unpaid balance on the revolving credit facility became due in May 2010 and the term loan became due in May 2011.

Obligations under the CMP KC LLC Credit Facility are collateralized by substantially all of KC LLC’s assets in which a security interest may lawfully be granted (including FCC licenses held by its subsidiaries), including, without limitation, intellectual property and all of the capital stock of KC LLC’s direct and indirect subsidiaries.

The representations, covenants and events of default in the credit agreement governing the CMP KC LLC Credit Facility (the “KC LLC Credit Agreement”) are customary for financing transactions of this nature.

On January 21, 2010, KC LLC received a notice of default pertaining to the KC LLC Credit Agreement from the administrative agent thereunder (the “Agent”). The notice of default referenced the failure of KC LLC to make the scheduled principal and interest payments that were due and payable under the KC LLC Credit Agreement on December 31, 2009. Under the notice of default and pursuant to the KC LLC Credit Agreement, the Agent accelerated all obligations under the KC LLC Credit Agreement, declaring the unpaid principal amount of all outstanding loans, accrued and unpaid interest, and all amounts due under the KC LLC Credit Agreement to be immediately due and payable.

Accordingly, CMP classified all amounts due under the KC LLC Credit Agreement as current, or approximately $85.5 million of debt outstanding thereunder was classified as current, on CMP’s consolidated balance sheets as of March 31, 2011.

Furthermore, under the terms of the KC LLC Credit Agreement, interest on the outstanding loans thereunder, all accrued interest and any other amounts due began to accrue interest on December 31, 2009 at a default rate. Such default rate provides for interest at 2.0% per year in excess of the rate of interest generally provided for in the KC LLC Credit Agreement. Under the terms of the KC LLC Credit Agreement the Agent may, and at the request of a majority of the lenders thereunder shall, exercise all rights and remedies available to the Agent and the lenders under law. These remedies include but are not limited to seeking a judgment from KC LLC for the monies owed and enforcing the liens granted to the lenders commencing foreclosure proceedings relative to the assets of KC LLC. The Company has held preliminary discussions with the Agent and certain of the lenders, who to date have not commenced any remedial actions.

Neither the default under the KC LLC Credit Agreement, the acceleration of all sums due thereunder, nor the exercise of any of the remedies in respect thereof by the Agent or the lenders, constitute a default under the CMPSC Credit Agreement, nor provide the lenders thereunder any contractual right or remedy. Further, neither CMPSC nor any of its subsidiaries has provided any guarantee with respect to the KC LLC Credit Facilities.

On February 4, 2011, the Company entered into a restructuring support agreement (the “KC Restructuring Agreement”) along with Radio Holdco and KC LLC regarding the restructuring of KC LLC’s debt with the lenders under the CMP KC LLC Credit Facility (the “KC Restructuring”). The KC Restructuring is expected to be implemented through a pre-packaged plan of reorganization filed with the United States Bankruptcy Court for the District of Delaware (the “Pre-packaged Bankruptcy Proceeding”). The Company expects the Pre-packaged

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Bankruptcy Proceeding will occur, and the KC Restructuring will be completed, during the third quarter of 2011. If the KC Restructuring is completed in accordance with the terms and conditions of the KC Restructuring Agreement: (1) Radio Holdco will distribute all of the outstanding common stock of Radio Holdco to the Company; (2) KC LLC’s outstanding debt and interest of $94.8 million at March 31, 2011 will be reduced to $20.0 million; (3) all of the equity of Radio Holdco will be transferred to the lenders under the CMP KC LLC Credit Facility or their nominee; and (4) Cumulus will continue to manage the radio stations of KC LLC in 2011, subject to annual renewal of the management arrangement thereafter. As a result, the Company will no longer have an ownership interest in KC LLC. The KC Restructuring is expected to have certain tax implications for Radio Holdco in 2011 related to the cancelation of indebtedness but given the loss attributes of Radio Holdco, the Company does not expect to pay a significant amount of income tax related to this transaction.

6.	Intangible Assets and Goodwill

The following tables present the changes in intangible assets and goodwill during the periods ended December 31, 2010 and March 31, 2011 and balances as of such dates (dollars in thousands):

	Indefinite Lived	Definite Lived	Total

Intangible Assets:
Balance as of December 31, 2009	$243,023	$3,937	$246,960

Amortization	—	(520)	(520)
Impairment	(3,296)	—	(3,296)

Balance as of December 31, 2010	$239,727	$3,417	$243,144

Amortization	—	(117)	(117)
Balance as of March 31, 2011	$239,727	$3,300	$243,027

Goodwill

Goodwill:
Balance as of December 2009	$79,700

Impairment	—
Balance as of December 2010	$79,700

Impairment	—
Balance as of March 31, 2011	$79,700

Favorable leases and pre-sold advertising contracts are amortized using the straight-line method over their respective terms. Amortization expense related to intangible assets was $0.1 million for the three months ended March 31, 2011 and 2010.

7.	Members’ Deficit

On October 31, 2005, the Company entered into a capital contribution agreement with Cumulus, Bain, Blackstone, and THL. Bain, Blackstone and THL each contributed $75.0 million in cash, in exchange for 75.0 Class A voting units of the Company. Cumulus contributed $75.0 million of assets (the “KC LLC Contribution”), in exchange for 75.0 Class B voting units of the Company. Cumulus also received 25.0 units each of Class C1, C2, and C3 non-voting units of the Company. The KC LLC Contribution consisted of four radio stations in Kansas City, Missouri and Houston, Texas. The CMP Sellers and Cumulus each contributed an additional $6.3 million in cash for 6.25 Class AA non-voting units. In connection with this transaction, the Company paid $14.2 million to the CMP Sellers and Cumulus for their equity raising efforts; these payments

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

were netted against the contributed capital of the CMP Sellers and Cumulus. The CMP Sellers and Cumulus, as the four members of the Company, each received a 25.0% interest in the Company. To the extent distributions are made, the distributions are based on each member’s allocable portion of the Distributable Assets, as defined by the capital contribution agreement.

For the three months ended March 31, 2011 and 2010, CMP did not make distributions to any of its members.

On March 26, 2009, in connection with the 2009 Exchange Offer, Radio Holdings issued 3,273,633 shares of preferred stock and warrants exercisable for 3,740,893 shares of Radio Holdings’ common stock. With respect to the payment of dividends and the amounts to be paid upon liquidation, the preferred stock ranks:

•	senior to the common stock of Radio Holdings and all other equity securities designated as ranking junior to the preferred stock;

•	on a parity with all equity securities designated as ranking on a parity with the preferred stock; and

•	junior to all equity securities designated as ranking senior to the preferred stock.

On January 1, 2009, CMP adopted additional authoritative guidance relating to consolidations in accordance with ASC 810, Consolidations. The additional guidance required that non-controlling interests be reported as a separate component of equity on the Company’s consolidated statements of financial position. In conjunction with the 2009 Exchange Offer, Radio Holdings issued approximately $67.5 million in non-controlling equity interest related to the preferred stock and warrants.

Dividends on the preferred stock are payable semiannually in arrears, only when, as, and if declared by the board of directors of Radio Holdings from funds legally available, payable in additional shares of the preferred stock, at an annual rate equal to 9.875% on, (i) the stated value per share of preferred stock and (ii) the amount of accrued and unpaid dividends (including dividends thereon, at an annual rate of 9.875% to the date of payment). Dividends are calculated and compounded semiannually and will be cumulative from the date of first issuance. Any dividends are calculated, based on a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. CMP has not declared any dividends on the preferred stock.

8.	Commitments and Contingencies

CMPSC is a limited partner in San Francisco Baseball Associates L.P. CMPSC owns rights to broadcast San Francisco Giants Major League Baseball games for the 2009 through 2012 baseball seasons. CMP is required to pay rights fees of $5.6 million each year. The carrying value of CMP’s investment in San Francisco Baseball Associates L.P. is $4.0 million as of March 31, 2011 and 2010. CMP accounts for this investment under the cost method and elected not to calculate the fair value of the investment as CMP’s management determined it would not be practicable due to excessive costs.

CMPSC owns rights to broadcast Kansas City Chiefs National Football League professional football games during the 2010 through 2013 football seasons. The contract requires minimum rights payments of $2.9 million, $2.8 million and $2.9 million for the 2011, 2012 and 2013 football seasons, respectively. CMP expensed rights payments of $2.3 million for the 2010 football season.

The radio broadcast industry’s principal ratings service is Arbitron, which publishes surveys for domestic radio markets. CMPSC and KC LLC have five-year agreements with Arbitron under which they receive programming ratings materials in a majority of their respective markets. The remaining aggregate obligation of CMPSC and KC LLC under their agreements with Arbitron was $1.3 million as of March 31, 2011 and will be paid in accordance with the agreements through March 2013.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

On January 21, 2010, a former employee of CMPSC filed a purported class action lawsuit against CMPSC claiming (i) unlawful failure to pay required overtime wages; (ii) late pay and waiting time penalties; (iii) failure to provide accurate itemized wage statements; (iv) failure to indemnity for necessary expenses and losses; and (v) unfair trade practices under California’s Unfair Competition Act. The plaintiff is requesting restitution, penalties and injunctive relief, and seeks to represent other California employees fulfilling the same job during the immediately preceding four year period. CMP is vigorously defending this lawsuit and has not yet determined what effect the lawsuit will have, if any, on its financial position, results of operations or cash flows.

CMPSC and KC LLC have engaged Katz Media Group, Inc. (“Katz”) as their national advertising sales agent. The national advertising agency contract with Katz contains termination provisions that, if exercised by CMPSC or KC LLC during the term of the contract, would obligate CMPSC or KC LLC to pay a termination fee to Katz, based on a formula set forth in the contract.

CMP is currently, and expects that from time to time in the future, it will be party to, or a defendant in, various claims or lawsuits that are generally incidental to its business. CMP expects that it will vigorously contest any such claims or lawsuits and believes that the ultimate resolution of any known claim or lawsuit will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

9.	Tax

The effective income tax rate for the three months ended March 31, 2011 is 54.0% compared to 59.0% for the three months ended March 31, 2010. CMP’s effective tax rate is increased in both periods as the result of KC LLC losses for which CMP is not able to record a tax benefit. Due to a history of losses and future inability to utilize such losses, CMP established a valuation allowance. CMP’s effective tax rate is comprised of two consolidated groups, KC LLC and Radio Holdings, which file returns separately for federal income tax purposes. As a result, losses from one consolidated group cannot be utilized to offset taxable income from the other. Prior to March 26, 2009, KC LLC and Radio Holdings filed one consolidated U.S. federal income tax return. However as the result of a deconsolidating event that occurred on March 26, 2009, the two consolidated groups must file separately for federal income tax purposes.

10.	Restricted Cash

CMPSC is required to secure the maximum exposure generated by automated clearing house transactions in its operating bank accounts as dictated by CMPSC’s bank’s internal policies with cash. This action was triggered by an adverse rating as determined by CMPSC’s bank’s rating system. These funds were moved to a segregated bank. As of March 31, 2011 and December 31, 2010, CMP’s balance sheet included approximately $0.6 million in restricted cash related to the automated clearing house transactions.

11.	Related Party

Holdings is party to a management agreement with Cumulus. Pursuant to the terms of the management agreement, Cumulus’ personnel manage the operations of CMP’s subsidiaries. Holdings has agreed to pay Cumulus an annual management fee of approximately 4.0% of the consolidated EBITDA of CMP’s subsidiaries or $4.0 million, whichever is greater, to be paid in quarterly installments. For the three months ended March 31, 2011 and 2010, Holdings paid approximately $1.0 million in management fees to Cumulus.

On January 31, 2011, CMP signed a definitive agreement with Cumulus, through which Cumulus will acquire the remaining 75.0% equity interests in CMP that Cumulus does not currently own. See Note 2, “Pending Acquisition of CMP by Cumulus Media Inc.”, for further discussion.

Report of Independent Registered Public Accounting Firm

To the Members of Cumulus Media Partners, LLC:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of members’ equity (deficit) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Cumulus Media Partners, LLC, (the “Company”), and its subsidiaries at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
March 30, 2011

CUMULUS MEDIA PARTNERS, LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2010	2009
	(Dollars in thousands)

Assets
Current assets:
Cash and cash equivalents	$21,953	$79,623
Restricted cash	601	668
Accounts receivable, less allowance for doubtful accounts of $448 and $540 in 2010 and 2009, respectively	35,846	36,111
Prepaid expenses and other current assets	7,002	6,221
Deferred tax asset	807	778

Total current assets	66,209	123,401
Property and equipment, net	26,538	33,389
Intangible assets, net	243,144	246,959
Goodwill	79,700	79,700
Deferred financing costs, net (including accumulated amortization of $12,709 and $10,191 in 2010 and 2009, respectively)	5,202	8,234
Long-term investment	4,000	4,000

Total assets	$424,793	$495,683

Liabilities and Members’ Deficit
Current liabilities:
Accounts payable	$130	$2,182
Current portion of long-term debt	109,786	93,228
Accrued interest	7,363	1,871
Accrued state income taxes	1,118	5,175
Derivative instrument	3,252	—
Other current liabilities	12,355	10,376

Total current liabilities	134,004	112,832
Long-term debt	615,734	731,341
Other liabilities	8,476	18,104
Deferred income taxes	83,620	69,732

Total liabilities	841,834	932,009
Members’ deficit
Additional paid-in capital	310,850	310,850
Accumulated deficit	(795,368)	(814,653)

Total Cumulus Media Partners, LLC members’ deficit	(484,518)	(503,803)

Non-controlling interest	67,477	67,477

Total members’ deficit	(417,041)	(436,326)

Total liabilities and members’ deficit	$424,793	$495,683

See accompanying notes to the consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Net revenues	$188,718	$175,896	$212,429
Operating expenses:
Station operating expenses (excluding depreciation
and amortization and including LMA fees)	103,103	100,952	128,670
Depreciation and amortization	8,576	8,232	9,015
Corporate general and administrative expenses	8,397	10,701	7,465
Loss (gain) on disposals of stations or assets	29	68	(660)
Impairment of long-term investments	—	—	3,011
Impairment of goodwill and intangible assets	3,296	209,939	687,849

Total operating expenses	123,401	329,892	835,350

Operating income (loss)	65,317	(153,996)	(622,921)
Non-operating (expense) income:
Interest expense, net	(28,171)	(34,473)	(71,308)
Gain on early extinguishment of debt	—	86,958	20,935
Other income, net	349	753	258

Income (loss) before income taxes	37,495	(100,758)	(673,036)
Income tax (expense) benefit	(18,210)	51,507	127,519

Net income (loss)	$19,285	$(49,251)	$(545,517)

See accompanying notes to the consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY (DEFICIT)
AND COMPREHENSIVE (LOSS) INCOME

	Years Ended December 31,
	Class A		Class B		Class C		Class AA		Additional		Non-	Total
	Number	Par	Number	Par	Number	Par	Number	Par	paid-in	Accumulated	controlling	members’
	of units	value	of units	value	of units	value	of units	value	capital	deficit	interest	equity (deficit)
	(Dollars in thousands)

Balance as of December 31, 2007	225	$—	75	$—	75	$—	25	$—	$310,850	$(219,885)	$—	$90,965

Net loss	—	—	—	—	—	—	—	—	—	(545,517)	—	(545,517)

Total comprehensive loss												(545,517)

Balance as of December 31, 2008	225	$—	75	$—	75	$—	25	$—	$310,850	$(765,402)	$—	$(454,552)

Net loss	—	—	—	—	—	—	—	—	—	(49,251)	—	(49,251)

Total comprehensive loss												(49,251)

Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	67,477	67,477

Balance as of December 31, 2009	225	$—	75	$—	75	$—	25	$—	$310,850	$(814,653)	$67,477	$(436,326)

Net income	—	—	—	—	—	—	—	—	—	19,285	—	19,285

Total comprehensive income												19,285

Balance as of December 31, 2010	225	$—	75	$—	75	$—	25	$—	$310,850	$(795,368)	$67,477	$(417,041)

See accompanying notes to the consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2010	2009	2008
	(Dollars in thousands)

Cash flows from operating activities:
Net income (loss)	$19,285	$(49,251)	$(545,517)
Adjustments to reconcile net loss to net cash provided by operating activities:
Gain on debt exchange	—	(86,958)	(20,935)
Depreciation and amortization	8,576	8,232	9,015
Amortization of debt issuance costs	2,595	2,996	3,670
Provision for doubtful accounts	419	688	2,234
Loss (gain) on disposals of assets or stations	29	68	(660)
Gain on casualty loss	(350)	(592)	—
Fair value adjustment of derivative instruments	(4,213)	1,522	5,944
Impairment of long-term investments	—	—	3,011
Impairment of goodwill and intangibles	3,296	209,939	687,849
Deferred income taxes	13,859	(53,925)	(129,285)
Changes in assets and liabilities, net of effects of acquisitions/dispositions:
Accounts receivable	(151)	2,893	6,874
Restricted cash	67	(668)	—
Prepaid expenses and other current assets	(784)	(2,762)	(993)
Accounts payable and accrued expenses	(808)	5,361	(144)
Other liabilities	10	(974)	(52)

Net cash provided by operating activities	41,830	36,569	21,011
Cash flows from investing activities:
Capital expenditures	(801)	(1,375)	(2,700)
Insurance proceeds from losses related to Hurricane Ike	350	—	1,000
Proceeds from sale of assets or radio stations	—	—	2,460
Purchase of intangible assets	—	(174)	(9)

Net cash (used in) provided by investing activities	(451)	(1,549)	751
Cash flows from financing activities:
Proceeds from revolving credit facilities	—	5,500	115,130
Repurchase of senior notes	—	—	(32,486)
Debt amendment costs and other bank fees	—	(380)	—

Payments on revolving line of credit and term loan	(99,049)	(42,543)	(22,724)
Debt exchange costs	—	(2,257)	—
Net cash (used in) provided by financing activities	(99,049)	(39,680)	59,920
Net (decrease) increase in cash and cash equivalents	(57,670)	(4,660)	81,682
Cash and cash equivalents, beginning of period	79,623	84,283	2,601

Cash and cash equivalents, end of period	$21,953	$79,623	$84,283

Supplemental disclosures of cash flow information:
Interest paid	$24,371	$29,686	$65,110
Income taxes paid	3,202	1,742	1,767
Trade revenue	4,803	4,918	3,074
Trade expense	4,576	5,226	3,028

See accompanying notes to the consolidated financial statements.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of business, basis of presentation and summary of significant accounting policies:

Description of business

Cumulus Media Partners, LLC and subsidiaries (“CMP” or the “Company”) is a radio broadcasting company organized in the state of Delaware, focused on operating and developing commercial radio stations in the top 50 radio markets in the United States. The Company holds its radio broadcasting assets through two indirect wholly owned subsidiaries, CMP Susquehanna Corp. (“CMPSC”) and CMP KC, LLC (“KC LLC”), both of which it owns indirectly through its direct, wholly owned subsidiary CMP Susquehanna Holdings Corp. (“Holdings”).

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Reportable segment

The Company operates under one reportable business segment, radio broadcasting, for which segment disclosure is consistent with the management decision-making process that determines the allocation of resources and the measuring of performance.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, intangible assets, derivative financial instruments, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various assumptions that are believed to be reasonable and appropriate under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from these estimates under different assumptions or conditions.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts receivable and concentration of credit risks

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on several factors including the length of time receivables are past due, trends and current economic factors. All balances are reviewed and evaluated on a consolidated basis. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

In the opinion of management, credit risk with respect to accounts receivable is limited due to the large number of diversified customers and the geographic diversification of the Company’s customer base. The Company performs ongoing credit evaluations of its customers and believes that adequate allowances for any uncollectible accounts receivable are maintained.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property and equipment

Property and equipment are stated at cost. Property and equipment acquired in business combinations are recorded at their estimated fair values on the date of acquisition under the purchase method of accounting. Equipment under capital leases is stated at the present value of minimum lease payments.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the remaining term of the lease. Depreciation of construction in progress is not recorded until the assets are placed into service. Routine maintenance and repairs are expensed as incurred.

Accounting for national advertising agency contract

For all periods presented, CMPSC and KC LLC engaged Katz Media Group, Inc. (“Katz”) as their national advertising sales agent. The contract has several economic elements that principally reduce the overall expected commission rate below the stated base rate. The Company estimates the overall expected commission rate over the entire contract period and applies that rate to commissionable revenue throughout the contract period with the goal of estimating and recording a stable commission rate over the life of the contract.

The potential commission adjustments are estimated and combined in the balance sheet with the contractual termination liability. That liability is accreted to commission expense to effectuate the stable commission rate over the course of the Katz contract.

The Company’s accounting for and calculation of commission expense to be realized over the life of the Katz contract requires management to make estimates and judgments that affect reported amounts of commission expense. Actual results may differ from management’s estimates. Over the course of the contractual term between Katz and both CMPSC and KC LLC, management will continually update its assessment of the effective commission expense attributable to national sales in an effort to record a consistent commission rate.

Fair values of financial instruments

The carrying values of cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short maturity of these instruments. See Note 7, “Fair Value Measurements”, for further discussion.

Derivative financial instruments

CMPSC entered into an interest rate swap agreement on June 12, 2008 (the “2008 Swap”). The Company recognized the 2008 Swap on the balance sheet at fair value and does not qualify it as a hedging instrument; accordingly the change in fair value is recorded in income. See Note 6, “Derivative Financial Instruments”.

Debt issuance costs

The costs related to the issuance of debt are capitalized and amortized to interest expense over the life of the related debt. During the years ended December 31, 2010, 2009 and 2008, the Company recognized amortization expense related to debt issuance costs of $2.6 million, $3.1 million and $3.6 million, respectively. During 2009 and 2008, the Company wrote off approximately $4.4 million and $1.7 million of debt issuance costs associated with the 2009 Exchange Offer (as defined in Note 8, “Long-Term Debt”) and the repurchase of $55.1 million of CMPSC’s 9.875% senior subordinated notes (the “9.875% Notes”), respectively.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment of long-lived assets

Long-lived assets, such as property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Intangible assets and goodwill

The Company’s intangible assets are comprised of broadcast licenses, goodwill and certain other intangible assets. Goodwill represents the excess of costs over fair value of assets acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life, which include the Company’s broadcast licenses, are not amortized, but instead tested for impairment at least annually. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

In determining that the Company’s broadcast licenses qualified as indefinite-lived intangibles, management considered a variety of factors including the Federal Communications Commission’s historical track record of renewing broadcast licenses, the very low cost to the Company of renewing the applications, the relative stability and predictability of the radio industry and the relatively low level of capital investment required to maintain the physical plant of a radio station. The Company evaluates the recoverability of its indefinite-lived assets, which include broadcasting licenses, goodwill, deferred charges, and other assets and measurement of an impairment loss require the use of significant judgments and estimates. Future events may impact these judgments and estimates. If events or changes in circumstances were to indicate that an asset’s carrying value is not recoverable, a write-down of the asset would be recorded through a charge to operations.

Revenue recognition

Revenue is derived primarily from the sale of commercial airtime to local and national advertisers. Revenue is recognized as commercials are broadcast. Revenues presented in the financial statements are reflected on a net basis, after the deduction of advertising agency fees by the advertising agencies, usually at a rate of 15.0%.

Trade agreements

The Company provides commercial airtime in exchange for goods and services used principally for promotional, sales and other business activities. An asset and liability is recorded at the fair market value of the goods or services received. Trade revenue is recorded and the liability is relieved when commercials are broadcast and trade expense is recorded and the asset relieved when goods or services are consumed.

Income taxes

The Company uses the liability method of accounting for deferred income taxes. Deferred income taxes are recognized for all temporary differences between the tax and financial reporting bases of the Company’s assets and liabilities based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recorded for a net deferred tax

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

asset balance when it is more likely than not that the benefits of the tax asset will not be realized. The Company continues to assess the need for its deferred tax asset valuation allowance in the jurisdictions in which it operates. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement of the period that the adjustment is determined to be required. See Note 10, “Income Taxes” for further discussion.

2.	Recent accounting pronouncements:

ASU 2009-17. In December 2009, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2009-17, Consolidations (Topic 810) — Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (“ASU No. 2009-17”) which amends the FASB ASC for the issuance of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), issued by the FASB in June 2009. The amendments in this ASU replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a variable interest entity (“VIE”) with an approach primarily focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (1) the obligation to absorb the losses of the entity or (2) the right to receive the benefits from the entity. ASU No. 2009-17 also requires additional disclosure about a reporting entity’s involvement in a VIE, as well as any significant changes in risk exposure due to that involvement. ASU No. 2009-17 is effective for annual and interim periods beginning after November 15, 2009. The adoption of ASU No. 2009-07 required the Company to make additional disclosures but did not have a material impact on the Company’s financial position, results of operations or cash flows.

ASU 2010-06. The FASB issued ASU No. 2010-06 which provides improvements to disclosure requirements related to fair value measurements. New disclosures are required for significant transfers in and out of Level 1 and Level 2 fair value measurements, disaggregation regarding classes of assets and liabilities, valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for Level 2 or Level 3. These disclosures are effective for the interim and annual reporting periods beginning after December 15, 2009. Additional new disclosures regarding the purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements are effective for fiscal years beginning after December 15, 2010 beginning with the first interim period. The Company adopted the portions of this update which became effective January 1, 2010, for its financial statements as of that date. See Note 7, “Fair Value Measurements”. The adoption of ASU No. 2010-06 required the Company to make additional disclosures but did not have a material impact on the Company’s financial position, results of operations or cash flows.

ASU 2010-28. In December 2010, the FASB provided additional guidance for performing Step 1 of the test for goodwill impairment when an entity has reporting units with zero or negative carrying values. This ASU updates ASC 350, Intangibles — Goodwill and Other, to amend the criteria for performing Step 2 of the goodwill impairment test for reporting units with zero or negative carrying amounts and requires performing Step 2 if qualitative factors indicate that it is more likely than not that a goodwill impairment exists. The guidance will be effective for the Company on January 1, 2011. The amended guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ASU 2010-29. In December 2010, the FASB issued clarification of the accounting guidance around disclosure of pro forma information for business combinations that occur in the current reporting period. The guidance requires the Company to present pro forma information in its comparative financial statements as if the acquisition date for any business combinations taking place in the current reporting period had occurred at the beginning of the prior year reporting period. The Company will adopt this guidance effective January 1, 2011, and include any required pro forma information for any proposed acquisition by the Company.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Property and equipment

Property and equipment consist of the following as of December 31, 2010 and 2009 (dollars in thousands):

	Estimated
	useful life	2010	2009

Land		$6,128	$6,129
Broadcasting and other equipment	3 to 7 years	41,569	40,515
Computer and capitalized software costs	1 to 3 years	1,167	1,135
Furniture and fixtures	5 years	3,764	3,756
Leasehold improvements	5 years	4,181	4,122
Buildings	20 years	3,950	3,949

		60,759	59,606
Less: accumulated depreciation		(34,221)	(26,217)

Total property and equipment, net		$26,538	$33,389

Depreciation expense was $8.0 million, $7.5 million and $7.5 million for the years ended December 31, 2010, 2009 and 2008.

4.	Intangible assets and goodwill

The following tables present the changes in intangible assets and goodwill for the years ended December 31, 2010 and 2009 (dollars in thousands):

	Indefinite lived	Definite lived	Total

Intangible Assets:
Balance as of December 31, 2008	$452,788	$4,639	$457,427

Disposition	174		174
Amortization	—	(702)	(702)
Impairment	(209,939)		(209,939)

Balance as of December 31, 2009	$243,023	$3,937	$246,960

Acquisition		—	—
Amortization	—	(520)	(520)
Impairment	(3,296)	—	(3,296)

Balance as of December 31, 2010	$239,727	$3,417	$243,144

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2010	2009

Balance as of January 1:
Goodwill	$548,378	$548,378
Accumulated impairment losses	(468,678)	(468,678)

Subtotal	79,700	79,700
Impairment losses	—	—
Goodwill related to sale of business unit	—	—

Balance as of December 31:
Goodwill	548,378	548,378
Accumulated impairment losses	(468,678)	(468,678)

Total	$79,700	$79,700

Favorable leases and pre-sold advertising contracts are amortized using the straight-line method over their respective terms. Amortization expense related to intangible assets was $0.5 million, $0.7 million and $1.5 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Amortization expense relative to definite-lived intangible assets is estimated to be as follows (dollars in thousands):

Years ending December 31,

2011	$465
2012	461
2013	454
2014	435
2015	381
Thereafter	1,221

$3,417

The Company has significant intangible assets recorded and these intangible assets are comprised primarily of broadcast licenses and goodwill acquired through the acquisition of radio stations. The Company reviews the carrying value of its indefinite-lived intangible assets and goodwill at least annually for impairment. If the carrying value exceeds the estimate of fair value, the Company calculates the impairment as the excess of the carrying value of goodwill over its implied fair value and charges the impairment to results of operations.

Goodwill

2010 impairment testing

The Company performs its annual impairment testing of goodwill during the fourth quarter or on an interim basis if events or circumstances indicate that goodwill may be impaired. The calculation of the fair value of each reporting unit is prepared using an income approach and discounted cash flow methodology. As part of its overall planning associated with the testing of goodwill, the Company determined that its geographic markets are the appropriate reporting unit.

During the fourth quarter of 2010 the Company performed its annual impairment test. The assumptions used in estimating the fair values of reporting units are based on currently available data at the time the test is

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

conducted and management’s best estimates and accordingly, a change in market conditions or other factors could have a material effect on the estimated values.

Step 1 goodwill test

The Company performed its annual impairment testing of goodwill using a discounted cash flow analysis to calculate the fair value of each market, an income approach. The discounted cash flow approach requires the projection of future cash flows and the calculation of these cash flows into their present value equivalent via a discount rate. The Company used an approximate eight-year projection period to derive operating cash flow projections from a market participant level. The Company made certain assumptions regarding future audience shares and revenue shares in reference to actual historical performance. The Company then projected future operating expenses in order to derive operating profits, which the Company combined with working capital additions and capital expenditures to determine operating cash flows.

The Company performed Step 1 of its annual impairment test and it compared the fair value of each market to the carrying value of its net assets as of December 31, 2010. The Step 1 test was used to determine if any of the Company’s markets had an indicator of impairment (i.e., the market net asset carrying value was greater than the calculated fair value of the market). In instances where this was the case, the Company performed the Step 2 test to determine if goodwill in those markets was impaired.

The Company’s analysis determined that, based on its Step 1 test, the fair value of goodwill balances in all markets was above the carrying value at December 31, 2010. Since no impairment indicators existed as a result of the Step 1 test, the Company determined goodwill was appropriately stated as of December 31, 2010.

To validate the Company’s conclusions related to the fair value calculated for its markets in the Step 1 test, the Company:

•	prepared a market fair value calculation using a multiple of Adjusted EBITDA as a comparative data point to validate the fair values calculated using the discounted cash-flow approach; and

•	performed a sensitivity analysis on the overall fair value and impairment evaluation.

The discount rate employed in the market fair value calculation ranged between 11.8% and 12.1% for the annual test. It is believed that this discount rate range was appropriate and reasonable for goodwill purposes due to the resulting implied average exit multiple of 6.8 times (i.e., equivalent to the terminal value) for the annual period.

For periods after 2010, the Company projected a median annual revenue growth of 3.1% and median annual operating expense to increase at a growth rate of approximately 3.1% for its annual test. The Company derived projected expense growth based primarily on the stations’ historical financial performance and expected future revenue growth. The Company’s projections were based on then- current market and economic conditions when the annual test was performed and with the Company’s historical knowledge of the markets.

In 2009 and 2008, the Company performed similar procedures to those performed in 2010, utilizing assumptions and forecasts that were based on then current market data. The assumptions used are as follows:

	2010	2009	2008

Discount rate range	11.8% - 12.1%	12.5% - 12.7%	13.0%
Median annual revenue growth	3.1%	2.0%	2.5%
Median annual operating expense growth	3.1%	1.9%	2.0%

Based on the results of its impairment testing, the Company did not record any impairment charges on goodwill in 2010 or 2009. The Company recorded $331.3 million in impairment charges in 2008.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Utilizing the above analysis and data points, the Company concluded the fair values of its markets, as calculated, are appropriate and reasonable. The use of different analyses, estimates, data points or methodologies could result in materially different results.

Indefinite-lived intangibles (FCC Licenses)

2010 impairment testing

The Company performs its annual impairment test of indefinite-lived intangibles (the Company’s FCC licenses) during the fourth quarter of each year and on an interim basis if events or circumstances indicate that the asset may be impaired. The Company has combined all of its broadcast licenses within a single geographic market cluster into a single unit of accounting for impairment testing purposes. As part of the overall planning associated with the indefinite-lived intangibles test, the Company determined that its geographic markets are the appropriate unit of accounting for the broadcast license impairment testing.

As a result of the annual impairment test, the Company determined that the carrying value of certain reporting units’ FCC licenses exceeded their fair values. For the year ended December 31, 2010, the Company recorded impairment charges of $3.3 million based on the results of the annual impairment tests to reduce the carrying value of these assets.

The Company notes that the following considerations continue to apply to the FCC licenses:

•	in each market, the broadcast licenses were purchased to be used as one combined asset;

•	the combined group of licenses in a market represents the “highest and best use of the assets”; and

•	each market’s strategy provides evidence that the licenses are “complementary”.

The Company utilized the three most widely accepted approaches in conducting its impairment tests: (1) the cost approach, (2) the market approach, and (3) the income approach. For the tests, the Company conducted a thorough review of all aspects of the assets being valued.

The cost approach measures value by determining the current cost of an asset and deducting for all elements of depreciation (i.e., physical deterioration as well as functional and economic obsolescence). In its simplest form, the cost approach is calculated by subtracting all depreciation from current replacement cost. The market approach measures value based on recent sales and offering prices of similar assets and analyzes the data to arrive at an indication of the most probable sales price of the subject asset. The income approach measures value based on income generated by the subject asset, which is then analyzed and projected over a specified time and capitalized at an appropriate market rate to arrive at the estimated value.

The Company relied on both the income and market approaches for the valuation of the FCC licenses, with the exception of certain AM and FM stations that have been valued using the cost approach. The Company estimated this replacement value based on estimated legal, consulting, engineering, and internal charges to be $25,000 for each FM station. For each AM station the replacement cost was estimated at $25,000 for a station licensed to operate with a one-tower array and an additional charge of $10,000 for each additional tower in the station’s tower array.

The estimated fair values of the FCC licenses represent the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties (i.e., other than in a forced or liquidation sale).

A basic assumption in the Company’s valuation of these FCC licenses was that these radio stations were new radio stations, signing on-the-air as of the date of the valuation. The Company assumed the competitive situation that existed in those markets as of that date, except that these stations were just beginning operations.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company bifurcated the value of the markets’ going concern and any other assets acquired, and strictly valued the FCC licenses.

The Company estimated the values of the AM and FM licenses, combined, through a discounted cash flow analysis, which is an income approach. In addition to the income approach, the Company also reviewed recent similar radio station sales in similarly sized markets.

In estimating the value of the AM and FM licenses using a discounted cash flow analysis, in order to make the net free cash flow (to invested capital) projections, the Company began with market revenue projections. The Company made assumptions about the stations’ future audience shares and revenue shares in order to project the stations’ future revenues. The Company then projected future operating expenses and operating profits derived. By combining these operating profits with depreciation, taxes, additions to working capital, and capital expenditures, the Company projected net free cash flows.

The Company discounted the net free cash flows using an appropriate after-tax weighted average cost of capital ranging between approximately 12.1% and 12.4% and then calculated the total discounted net free cash flows. For net free cash flows beyond the projection period, the Company estimated a perpetuity value, and then discounted to present values, as of the valuation date.

The Company performed discounted cash flow analyses for each market. For each market valued, the Company analyzed the competing stations, including revenue and listening shares for the past several years. In addition, for each market the Company analyzed the discounted cash flow valuations of its assets within the market. Finally, the Company prepared a detailed analysis of sales of comparable stations.

The first discounted cash flow analysis examined historical and projected gross radio revenues for each market.

In order to estimate what listening audience share and revenue share would be expected for each station by market, the Company analyzed the Arbitron audience estimates over the past two years to determine the average local commercial share garnered by similar AM and FM stations competing in those radio markets. The Company made adjustments to the listening share and revenue share based on its stations’ signal coverage of the market and the surrounding area’s population as compared to the other stations in the market as necessary. Based on management’s knowledge of the industry and familiarity with similar markets, the Company determined that approximately three years would be required for the stations to reach maturity. The Company also incorporated the following additional assumptions into the discounted cash flow valuation model:

•	the stations’ gross revenues through 2018;

•	the projected operating expenses and profits over the same period of time (the Company considered operating expenses, except for sales expenses, to be fixed, and assumed sales expenses to be a fixed percentage of revenues);

•	calculations of yearly net free cash flows to invested capital;

•	depreciation on start-up construction costs and capital expenditures (the Company calculated depreciation using accelerated double declining balance guidelines over five years for the value of the tangible assets necessary for a radio station to go on-the-air); and

•	amortization of the intangible asset — the FCC license (the Company calculated amortization on a straight line basis over 15 years).

In 2009 and 2008, the Company performed similar procedures to those performed in 2010, utilizing assumptions and forecasts that were based on then current market data. The Company discounted the net free cash flows using an appropriate after-tax weighted average cost of capital ranging between approximately

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.8% and 13.0% for the 2009 interim and annual impairment tests and a weighted average cost of capital ranging between approximately 11.3% and 11.4% for the 2008 interim and annual impairment tests, respectively.

Based on the results of its impairment testing, the Company recorded impairment charges on FCC licenses of $3.3 million, $209.9 million and $356.5 million in 2010, 2009 and 2008, respectively.

The use of different analyses, estimates, data points or methodologies could result in materially different results.

5.	Other current liabilities

Other current liabilities consist of the following as of December 31, 2010 and 2009 (dollars in thousands):

	2010	2009

Accrued federal income taxes	$3,114	$259
Non-cash contract termination liability	1,503	1,569
Accrued external commissions	2,220	1,552
Accrued employee-related costs	1,607	625
Other accrued expenses	2,158	2,695
Trade expense	768	1,900
Accrued real estate costs	607	748
Accrued professional fees	344	906
Deferred revenue	34	122

Total other current liabilities	$12,355	$10,376

6.	Derivative financial instruments

The 2008 Swap became effective as of June 12, 2008 and will expire on June 12, 2011. The 2008 Swap changes the variable-rate cash flow exposure on $200.0 million of CMPSC’s long-term bank borrowings to fixed-rate cash flows. Under the 2008 Swap, CMPSC receives LIBOR-based variable interest rate payments and makes fixed interest rate payments, thereby creating fixed-rate, long-term debt. The 2008 Swap, is not accounted for as a cash flow hedge instrument. Accordingly, the changes in its fair value are reflected within interest expense in the statement of operations.

The fair value of the 2008 Swap was determined using observable market based inputs (a Level 2 measurement). The fair value represents an estimate of the net amount that the Company would receive if the 2008 Swap was transferred to another party or canceled as of the date of the valuation. During the years ended December 31, 2010, 2009 and 2008, the Company charged $6.6 million, $6.3 million and $0.9 million, respectively, to interest expense related to yield adjustment payments on the 2008 Swap.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The location and fair value amounts of derivatives in the consolidated balance sheets are shown in the following table:

Information on the Location and Amount of the Derivative Fair Value in the
Consolidated Balance Sheets (Dollars in thousands)

		Fair value at
		December 31,
	Balance sheet location	2010	2009

Derivative not designated as hedging instrument:
Interest rate swap	Other current liabilities	$3,252	$—
Interest rate swap	Other long-term liabilities	—	7,466

	Total	$3,252	$7,466

The location and effect of the derivative in the statements of operations is shown in the following table (dollars in thousands):

		Amount of expense recognized in
		income on the derivative
Derivative	Statement of operations	for the year ended December 31,
instrument	location	2010	2009	2008

Interest rate swap	Interest expense	$4,214	$1,522	$6,856

	Total	$4,214	$1,522	$6,856

7.	Fair value measurements

The three levels of the fair value hierarchy to be applied to financial instruments when determining fair value are described below:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the entity has the ability to access;

Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and

Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company’s financial assets and liabilities are measured at fair value on a recurring basis. Financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 were as follows (dollars in thousands):

		Fair value measurements at reporting date using
		Quoted prices	Significant other	Significant
	Total	in active markets	observable inputs	unobservable inputs
	fair value	(Level 1)	(Level 2)	(Level 3)

Financial liabilities:
Other current liabilities
Interest rate swap(1)	$(3,252)	$—	$(3,252)	$—

Total liabilities	$(3,252)	$—	$(3,252)	$—

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	The Company’s derivative financial instrument consists solely of the 2008 Swap. The fair value of the 2008 Swap is determined based on the present value of future cash flows using observable inputs, including interest rates and yield curves. In accordance with mark-to-market fair value accounting requirements, derivative valuations incorporate adjustments that are necessary to reflect the Company’s own credit risk.

The carrying values of receivables, payables, and accrued expenses approximate fair value due to the short maturity of these instruments.

The following table shows the gross amount and fair value of the term loan facilities and revolving credit facilities that constitute the senior secured credit facilities of each of CMPSC and KC LLC, discussed further in Note 8, “Long-Term Debt”:

	2010		2009
	CMPSC	KC LLC	CMPSC	KC LLC

Term:
Carrying value	$613,131	$69,228	$620,131	$69,047
Fair value	$576,077	$8,654	$462,395	$8,654
Revolver:
Carrying value	$—	$17,000	$92,049	$17,000
Fair value(1)	$—	$2,131	$66,275	$2,131

(1)	The KC LLC revolving credit facility was not actively traded during the years ended December 31, 2010 or 2009.

The fair values of the term loan facilities and revolving credit facilities are estimated using a discounted cash flow analysis, based on the marginal borrowing rates.

To estimate the fair values of the term loan facilities, the Company used quoted trading prices and an industry standard cash valuation model, which utilizes a discounted cash flow approach. The significant inputs for the valuation model include the following:

•	discount cash flow rate of 5.2%

•	interest rate of 2.3%; and

•	credit spread of 5.2%.

The use of different analyses, estimates, data points or methodologies could result in materially different results.

8.	Long-term debt

Each of CMPSC and KC LLC have entered into various separate senior secured credit facilities, pursuant to which each entity, and its respective subsidiaries, have certain rights and obligations. Neither CMPSC nor KC LLC, nor any of their respective subsidiaries, have any rights or obligations pursuant to the other’s senior secured credit facilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s long-term debt consists of the following at December 31, 2010 and 2009 (dollars in thousands):

	2010	2009

Term loan facilities	$682,359	$689,359
Revolving credit facilities	17,000	109,049
9.875% senior subordinated notes	12,130	12,130
Variable rate senior subordinated secured second lien notes	14,031	14,031

Total debt	725,520	824,569
Less: Current portion of long-term debt	(109,786)	(93,228)

Long-term portion of debt	$615,734	$731,341

A summary of the future maturities of long-term debt follows (dollars in thousands):

2011	109,786
2012	7,000
2013	582,573
2014	26,161
Thereafter	—

$725,520

CMPSC

Senior secured credit facilities and senior subordinated notes

In May 2006, CMPSC entered into a $700.0 million term loan facility and a $100.0 million revolving credit facility (together, the “CMPSC Credit Facilities”), and issued $250.0 million in 9.875% Notes, as described below. At the closing of these transactions, CMPSC drew on only the $700.0 million term loan, plus $3.3 million in letters of credit to cover pre-existing workers’ compensation claims, reducing availability on the revolving credit facility to $96.7 million. CMPSC is charged a commitment fee of 0.5% on the unused portion of the revolving credit facility. As of December 31, 2010, CMPSC had approximately $95.4 million of remaining availability under its revolving credit facility.

Obligations under the CMPSC Credit Facilities are collateralized on a first-priority lien basis by substantially all of CMPSC’s assets in which a security interest may lawfully be granted (including FCC licenses held by its subsidiaries) including, without limitation, intellectual property and all of the capital stock of CMPSC’s direct and indirect subsidiaries. In addition, obligations under the CMPSC Credit Facilities are guaranteed by CMPSC’s subsidiaries.

The term loan has a repayment schedule that has required quarterly principal payments of 0.3% of the original loan since September 30, 2006. Any unpaid balance on the revolving credit facility is due in May 2012 and the term loan is due in May 2013.

The representations, covenants and events of default in the credit agreement governing the CMPSC Credit Facilities (the “CMPSC Credit Agreement”) are customary for financing transactions of this nature. Events of default include, among others, (a) the failure to pay when due the obligations owing under the CMPSC Credit Facilities; (b) the failure to comply with (and not timely remedy, if applicable) certain covenants; (c) certain cross defaults and cross accelerations; (d) the occurrence of bankruptcy or insolvency events; (e) certain judgments against the Company or any of its subsidiaries; (f) the loss, revocation or suspension of, or any material impairment in the ability to use any of the CMPSC’s material FCC licenses; (g) any representation or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

warranty made, or report, certificate or financial statement delivered, to the lenders subsequently proven to have been incorrect in any material respect; (h) the occurrence of a Change in Control (as defined in the CMPSC Credit Agreement); and (i) violation of certain financial covenants. Upon the occurrence of an event of default, the lenders may terminate the loan commitments, accelerate all outstanding loans and exercise any of their rights under the CMPSC Credit Agreement and the ancillary loan documents as a secured party.

As mentioned above, the CMPSC Credit Agreement contains certain customary financial covenants including:

•	a maximum total leverage ratio;

•	a minimum interest coverage ratio; and

•	a limit on annual capital expenditures.

The maximum total leverage ratio in the CMPSC Credit Agreement becomes more restrictive over the remaining term of the CMPSC Credit Facilities.

In accordance with the terms of the CMPSC Credit Agreement an excess cash flows payment of $16.6 million is due in the first quarter of 2011.

2008 Swap

On June 12, 2008, the Company entered into the 2008 Swap, which effectively fixed the interest rate, based on LIBOR, on $200.0 million of CMPSC’s floating rate borrowings for a three year period.

The interest rate for the term loan is 2.0% above LIBOR (0.3% at December 31, 2010) or 1.0% above the alternate base rate. The effective interest rate exclusive of the impact of the 2008 Swap on the loan amount outstanding under the CMPSC Credit Facilities was 2.3% as of December 31, 2010 and 2009, and 4.2% as of December 31, 2008. The effective interest rates as of December 31, 2010, 2009 and 2008, inclusive of the 2008 Swap, were 3.4%, 3.3% and 3.7%, respectively. The revolving credit facility rate is variable based on the levels of leverage of CMPSC, and ranges from 1.8% to 2.3% above LIBOR and from 0.8% to 1.3% above the alternate base rate.

Amendment to CMPSC Credit Agreement

On May 11, 2009, CMPSC entered into an amendment (the “Amendment”) to the CMPSC Credit Agreement. In conjunction with the Amendment, the CMPSC Credit Agreement maintains the preexisting term loan facility. Additionally, the Amendment reduced the availability under the revolving credit facility from $100.0 million to $95.4 million (after giving effect to a repayment and permanent reduction in available credit, of approximately $4.6 million). CMPSC’s $3.3 million letter of credit relating to pre-existing workers’ compensation claims, which had previously reduced the availability under the revolving credit facility, expired on March 31, 2009. The Amendment also increased certain pre-existing restrictions, including with respect to acquisitions, which per the Amendment are limited to an aggregate of $20.0 million unless such acquisitions are added as loan parties, and the ability to undertake certain corporate transactions.

2014 Notes

Interest on the 2014 Notes (defined below) accrues at a floating rate equal to LIBOR plus 3.0% and is payable semiannually on May 15 and November 15 of each year, beginning on May 15, 2009. The 2014 Notes will mature on May 15, 2014.

The 2014 Notes are secured by second-priority liens on tangible and intangible assets of CMPSC and its subsidiaries to the extent they can be perfected by the filing of financing statements or other similar registrations and are permitted under agreements governing CMPSC’s other indebtedness, including its senior

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

secured credit facilities. Pledged assets do not include shares of capital stock of CMPSC or any of its subsidiaries or debt securities held by CMPSC or any of its subsidiaries.

The 2014 Notes are (i) general obligations of CMPSC, (ii) secured on a second-priority basis by a security interest in substantially all of CMPSC’s existing and future assets to the extent pledged and assigned to the 2014 Notes trustee pursuant to the security agreement in favor of the holders of the 2014 Notes, subject and subordinate to the security interests securing CMPSC’s obligations under the senior credit facilities and certain permitted priority liens, (iii) subordinated to all first-priority senior secured indebtedness of CMPSC (including the senior secured credit facilities), (iv) effectively senior to all unsecured indebtedness of CMPSC and (v) initially guaranteed on a second-priority senior secured subordinated basis by CMPSC’s direct parent, CMP Susquehanna Radio Holdings Corp. (“Radio Holdings”) and each subsidiary of CMPSC that guarantees the senior secured credit facilities. Each guarantee of the 2014 Notes is a second-priority senior subordinated secured obligation of the guarantor, is subordinated in right of payment to all existing and future first priority senior indebtedness of such guarantor, including each guarantor’s guarantee of CMPSC’s obligations under the CMPSC Credit Facilities.

The indenture governing the 2014 Notes (the “Indenture”) contains covenants that limit CMPSC’s ability and the ability of its restricted subsidiaries to, among other things, (i) incur additional indebtedness or issue certain preferred shares, (ii) pay dividends on or make distributions in respect of CMPSC’s capital stock or make other restricted payments, (iii) make certain investments, (iv) sell certain assets, (v) create liens on certain assets to secure debt, (vi) consolidate, merge, sell or otherwise dispose of all or substantially all of CMPSC’s assets, (vii) designate CMPSC’s subsidiaries as unrestricted subsidiaries. The Indenture also contains a covenant providing that, to the extent required to permit holders of 2014 Notes (other than affiliates of CMPSC) to sell their 2014 Notes without registration under the Securities Act, CMPSC or Radio Holdings will make publicly available the information concerning CMPSC or Radio Holdings as specified in Rule 144(c)(2) under the Securities Act.

CMPSC may redeem some or all of the 2014 Notes at any time after the issue date at a redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest through the redemption date.

Upon the occurrence of a “Change of Control” (as defined in the Indenture), each holder of the 2014 Notes will have the right to require CMPSC to repurchase all of such holder’s 2014 Notes at a repurchase price equal to 100% of the principal amount, plus any accrued and unpaid interest through the repurchase date.

The Indenture contains events of default that are customary for agreements of this type, including failure to make required payments, failure to comply with certain agreements or covenants, failure to pay certain other indebtedness and the occurrence of certain events of bankruptcy and insolvency and certain judgment defaults.

9.875% Notes

In May 2006, CMPSC issued $250.0 million in 9.875% Notes. The 9.875% Notes have an interest rate of 9.875% and mature in May 2014.

Early extinguishment of debt — 2008

In 2008, the Company repurchased and canceled $55.1 million of the 9.875% Notes in market transactions. The purchase price was $22.6 million less than the face value of the repurchased 9.875% Notes and the Company recognized the $1.7 million charge for unamortized deferred financing costs as a net gain on early extinguishment of debt in 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Troubled debt restructuring — 2009

The severe recession experienced in 2008-09, plus a material decline in automotive advertising had adverse effects on CMPSC’s ability to generate revenues and remain in compliance with its debt covenants. On March 26, 2009, CMPSC completed an exchange offer (the “2009 Exchange Offer”) of $175.5 million aggregate principal amount of the 9.875% Notes, which represented 93.5% of the total principal amount then-outstanding, for $14.0 million aggregate principal amount of new notes (“2014 Notes”), 3.3 million shares of preferred stock of Radio Holdings and warrants exercisable for 3.7 million shares of Radio Holdings’ common stock. In addition, the Company incurred approximately $2.3 million of professional fees associated with the 2009 Exchange Offer of which $0.6 million and $1.2 million were allocated to the preferred stock and warrants, respectively, as required by accounting guidance.

In conjunction with the 2009 Exchange Offer, Radio Holdings, as guarantor, the subsidiary guarantors named therein and Wells Fargo Bank, N.A., as trustee entered into a supplemental indenture to amend the indenture (the “Old Indenture”) governing the 9.875% Notes, with the requisite consents from eligible holders of the 9.875% Notes. The amendments to the Old Indenture eliminated substantially all of the restrictive covenants (other than, among other covenants, the covenant to pay interest and premium, if any, on, and principal of, the 9.875% Notes when due), certain events of default and other related provisions in the Old Indenture.

If CMPSC had not successfully completed the 2009 Exchange Offer, CMPSC would have been in violation of the total leverage ratio covenant in the CMPSC Credit Agreement as of March 31, 2009. The Company recorded an $87.0 million gain on extinguishment of debt related to the 2009 Exchange Offer.

The table below sets forth the components of the gain recorded in connection with the 2009 Exchange Offer (dollars in thousands):

Carrying value of exchanged notes	$175,464
Less:
Preferred stock	(24,300)
Warrants	(45,000)

Adjusted carrying value	106,164
Future cash flows of 2014 Notes	(16,500)
Accrued interest on exchanged notes	2,165

Gain on troubled debt restructuring	91,829
Deal costs on 2014 Notes	(434)
Amount of costs to write-off	(4,437)

Net gain on troubled debt restructuring	$86,958

In accordance with the relevant accounting guidance, the Company recorded approximately $2.2 million on the balance sheet as a liability related to future interest payments associated with the 2014 Notes, based on the variable rate in effect at the date of the exchange.

KC LLC

In May 2006, KC LLC entered into a $72.4 million term loan facility and a $26.0 million revolving credit facility (together, the “KC LLC Credit Facilities”). At the closing of these transactions, KC LLC drew on the $72.4 million term loan, plus $5.0 million in letters of credit, reducing availability on the revolving credit facility to $21.0 million. KC LLC is charged a commitment fee of 0.5% on the unused portion of the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

revolving credit facility. As of December 31, 2010, KC LLC was not in compliance with its obligations under this facility.

The term loan has a repayment schedule that requires principal payments payable at the end of each quarter equal to 0.3% of the original loan. The unpaid balance on the revolving credit facility became due in March 2010 and the term loan is due in May 2011.

Obligations under the KC LLC Credit Facilities are collateralized by substantially all of KC LLC’s assets in which a security interest may lawfully be granted (including FCC licenses held by its subsidiaries), including, without limitation, intellectual property and all of the capital stock of KC LLC’s direct and indirect subsidiaries.

The representations, covenants and events of default in the credit agreement governing the KC LLC Credit Facilities (the “KC LLC Credit Agreement”) are customary for financing transactions of this nature. Events of default include, among others, (a) the failure to pay when due the obligations owing under the KC LLC Credit Facilities; (b) the failure to comply with (and not timely remedy, if applicable) certain covenants; (c) certain cross defaults and cross accelerations; (d) the occurrence of bankruptcy or insolvency events; (e) certain judgments against KC LLC or any of its subsidiaries; (f) the loss, revocation or suspension of, or any material impairment in the ability to use any of its material FCC licenses; (g) any representation or warranty made, or report, certificate or financial statement delivered, to the lenders subsequently proven to have been incorrect in any material respect; and (h) the occurrence of a Change in Control (as defined in the KC LLC Credit Agreement). Upon the occurrence of an event of default, the lenders under the KC LLC Credit Facilities may terminate the loan commitments thereunder, accelerate all loans thereunder and exercise any of their rights under the KC LLC Credit Agreement and the ancillary loan documents as a secured party.

The interest rate on KC LLC’s term loan is 4.0% above LIBOR or 3.0% above the alternate base rate. The revolving credit facility rate was variable based on the levels of leverage of KC LLC, and ranged from 1.8% to 2.3% above LIBOR and from 0.8% to 1.3% above the alternate base rate for all relevant periods.

On January 21, 2010, KC LLC received a notice of default pertaining to the KC LLC Credit Agreement from the administrative agent thereunder (the “Agent”). The notice of default referenced the failure of KC LLC to make the scheduled principal and interest payments that were due and payable under the KC LLC Credit Agreement on December 31, 2009. Under the notice of default and pursuant to the KC LLC Credit Agreement, the Agent accelerated all obligations under the KC LLC Credit Agreement, declaring the unpaid principal amount of all outstanding loans, accrued and unpaid interest, and all amounts due under the KC LLC Credit Agreement to be immediately due and payable. Accordingly, the Company has classified all amounts due under the KC LLC Credit Agreement as current on the Consolidated Balance Sheets at December 31, 2010 and 2009. Furthermore, under the terms of the KC LLC Credit Agreement, interest on the outstanding loans thereunder, all accrued interest and any other amounts due began to accrue interest, beginning on December 31, 2009, at a “Default Rate” of interest, providing for interest at two percent per year in excess of the rate of interest generally provided for in the KC LLC Credit Agreement. Under the terms of the KC LLC Credit Agreement the Agent may, and at the request of a majority of the lenders thereunder shall, exercise all rights and remedies available to the Agent and the lenders under law. These remedies include but are not limited to seeking a judgment from KC LLC for the monies owed and enforcing the liens granted to the lenders commencing foreclosure proceedings relative to the assets of KC LLC. The Company has held preliminary discussions with the Agent and certain of the lenders, who to date have not commenced any remedial actions. Neither a default under the KC LLC Credit Agreement, an acceleration of all sums due thereunder, nor the exercise of any of the remedies in respect thereof by the Agent or the lenders, constitute a default under the CMPSC Credit Facilities, nor provide the lenders thereunder any contractual right or remedy. Further, neither CMPSC nor any of its subsidiaries has provided any guarantee with respect to the KC LLC Credit Facilities. For additional discussion see Note 16, “Subsequent Events”.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Members’ deficit

On October 31, 2005, the Company entered into a capital contribution agreement with Cumulus Media Inc. (“Cumulus”), Bain Capital Funds VIII, LP (“Bain”), BCP Acquisition Company LLC (“Blackstone”), and Thomas H. Lee Equity Fund V, LP (“THLee” and, together with Bain and Blackstone, the “PE Investors”). Bain, Blackstone and THLee each contributed $75.0 million in cash, in exchange for 75 Class A voting units of the Company. Cumulus contributed $75.0 million of assets (the “KC LLC Contribution”), in exchange for 75 Class B voting units of the Company. Cumulus also received 25 units each of Class C1, C2, and C3 non-voting units of the Company. The KC LLC Contribution consisted of four radio stations in Kansas City, Missouri and Houston, Texas. The PE Investors and Cumulus each contributed an additional $6.3 million in cash for 6.25 Class AA non-voting units. In connection with this transaction, the Company paid $14.2 million to the PE Investors and Cumulus for their equity raising efforts; these payments were netted against the contributed capital of the PE Investors and Cumulus. The PE Investors and Cumulus, as the four members of the Company, each received a 25.0% interest in the Company. To the extent distributions are made, the distributions are based on each member’s allocable portion of the Distributable Assets, as defined by the capital contribution agreement.

For the years ended December 31, 2010, 2009 and 2008, the Company did not make distributions to any of its members.

On March 26, 2009, in connection with the 2009 Exchange Offer, Radio Holdings issued 3,273,633 shares of preferred stock and warrants exercisable for 3,740,893 shares of Radio Holdings’ common stock. With respect to the payment of dividends and the amounts to be paid upon liquidation, the preferred stock ranks:

•	senior to the common stock of Radio Holdings and all other equity securities designated as ranking junior to the preferred stock;

•	on a parity with all equity securities designated as ranking on a parity with the preferred stock; and

•	junior to all equity securities designated as ranking senior to the preferred stock.

On January 1, 2009, the Company adopted additional authoritative guidance relating to consolidations in accordance with ASC 810, Consolidations. The additional guidance required that non-controlling interests be reported as a separate component of equity on the Company’s consolidated statements of financial position. In conjunction with the 2009 Exchange Offer, Radio Holdings issued approximately $67.5 million in non-controlling equity interest related to the preferred stock and warrants.

Dividends on the preferred stock are payable semiannually in arrears, only when, as, and if declared by the board of directors of Radio Holdings from funds legally available, payable in additional shares of the preferred stock, at an annual rate equal to 9.875% on, (i) the stated value per share of preferred stock and (ii) the amount of accrued and unpaid dividends (including dividends thereon, at an annual rate of 9.875% to the date of payment). Dividends are calculated and compounded semiannually and will be cumulative from the date of first issuance. Any dividends are calculated, based on a 360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month. The Company has not declared any dividends on the preferred stock.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Income taxes

Income tax expense (benefit) for the years ended December 31, 2010, 2009 and 2008 consisted of the following (dollars in thousands):

	2010	2009	2008

Current income tax expense:
Federal	$4,126	$259	$193
State and local	225	2,159	1,573

Total current income tax expense	4,351	2,418	1,766

Deferred tax expense (benefit):
Federal	12,733	(42,951)	(107,308)
State and local	1,126	(10,974)	(21,977)

Total deferred tax expense (benefit)	13,859	(53,925)	(129,285)

Total income tax expense (benefit)	$18,210	$(51,507)	$(127,519)

Total income tax expense (benefit) differed from the amount computed by applying the federal statutory tax rate of 35.0% for the years ended December 31, 2010, 2009 and 2008 due to the following (dollars in thousands):

	2010	2009	2008

Pretax income (loss) at federal statutory rate	$13,123	$(35,265)	$(235,562)
State income tax expense (benefit), net of federal income tax expense (benefit)	1,577	(4,509)	(12,915)
Nondeductible exchange costs	—	1,628	—
Permanent differences/other	282	(564)	(1,012)
Reduction in net operating losses and adjustments related to the 2009 Exchange Offer	3,347	17,714	—
Impairment charges	—	866	115,563
Change in valuation allowance	(119)	(31,377)	6,407

Net income tax expense (benefit)	$18,210	$(51,507)	$(127,519)

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2010 and 2009 are presented below (dollars in thousands):

	2010	2009

Current deferred tax assets:
Accounts receivable	$168	$200
Accrued expenses and other current liabilities	2,765	704

Current deferred tax assets	2,933	904
Less: valuation allowance	(2,126)	(126)

Net current deferred tax assets	807	778

Noncurrent deferred tax assets:
Intangible assets	17,551	19,475
Other	12,576	16,019
Net operating loss	6,660	14,371

Noncurrent deferred tax assets	36,787	49,865
Less: valuation allowance	(13,860)	(15,979)

Net noncurrent deferred tax assets	22,927	33,886

Noncurrent deferred tax liabilities:
Intangible assets	67,286	64,013
Property and equipment	1,221	1,581
Cancelation of debt	36,764	36,558
Other	1,276	1,466

Noncurrent deferred tax liabilities	106,547	103,618

Net noncurrent deferred tax liabilities	83,620	69,732

Net deferred tax liabilities	$82,813	$68,954

The Company’s valuation allowance for deferred income taxes for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	Balance at	Provision for		Balance
	beginning	doubtful		at end
Fiscal year	of year	accounts	Applications	of year

Valuation allowance on deferred taxes
2010	$16,105	$—	$(119)	$15,986
2009	47,482	—	(31,377)	16,105

Deferred tax assets and liabilities are computed by applying the federal income and estimated state tax rate in effect to the gross amounts of temporary differences and other tax attributes, such as net operating loss carry forwards. In assessing if the deferred tax assets will be realized, the Company considers whether it is more likely than not that some or all of these deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which these temporary differences become deductible.

The Company regularly reviews its deferred tax assets for recoverability taking into consideration such factors as historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. Current authoritative tax guidance requires the Company to record a valuation

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. A valuation allowance is provided on deferred tax assets related to certain Radio Holdings state net operating losses and the KC LLC net deferred tax asset, which was not offset by the deferred tax liability related to indefinite-lived intangibles at December 31, 2010, since management believes it is more likely than not, that a portion of the deferred tax assets will not be realized due to limitations on the net operating losses and KC LLC’s historical loss position.

Historically, Radio Holdings has maintained a full valuation allowance against the net deferred tax assets, which was not offset by the deferred tax liability related to indefinite-lived intangibles. During 2009, Radio Holdings recognized cancellation of debt income for financial reporting purposes. Radio Holdings has elected to defer the recognition of $103.3 million of cancellation of debt income for U.S. federal tax purposes under Internal Revenue Code Section 108(i). Management believes that this taxable temporary difference can be used to offset Radio Holdings’ deferred tax assets, and as such has released the valuation allowance with the exception of the valuation allowance related to Radio Holdings’ state net operating losses.

Historically, Radio Holdings and KC LLC have filed a consolidated U.S. federal income tax return. For tax year ended December 31, 2009, Holdings filed its own consolidated U.S. federal income tax return, separate from its subsidiary, Radio Holdings. Due to the issuance of equity by Radio Holdings in the 2009 Exchange Offer, a deconsolidation of Holdings occurred for U.S. federal income tax purposes. As a result of the transaction, $31.0 million of U.S. federal net operating losses were allocated from KC LLC to CMPSC.

As of December 31, 2010, Radio Holdings had federal net operating loss carry forwards available to offset future income of approximately $0.0 million. As of December 31, 2010, Radio Holdings had state net operating loss carry forwards available to offset future income of approximately $16.2 million, which will expire in the years 2013 through 2030. A portion of Radio Holdings’ net operating losses are subject to the limitations of Internal Revenue Code Section 382 due to the ownership changes that took place on May 5, 2006 and March 26, 2009.

As of December 31, 2010, KC LLC had federal net operating loss carry forwards available to offset future income of approximately $14.5 million, which will expire in the years 2026 through 2030. As of December 31, 2010, KC LLC had state net operating loss carry forwards available to offset future income of approximately $18.4 million, which will expire in the years 2026 through 2030.

During the year ended December 31, 2010, the Company recorded deferred tax expense of $13.9 million primarily resulting from the tax amortization of intangible assets and the use or expiration of federal and state net operating losses, offset by the release of valuation allowances. Additionally, the Company recorded a change in the deferred tax asset related to a change in estimated alternative minimum tax.

The Company has adopted authoritative guidance that clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This guidance prescribes a recognition threshold for the financial statement recognition and measurement of a tax position taken or expected to be taken within an income tax return. The Company classifies interest and penalties relating to uncertain tax positions in income taxes. The Company files numerous income tax returns at the U.S. federal level and with various state jurisdictions. Radio Holdings is indemnified by certain third parties against realized tax uncertainties for periods prior to May 5, 2006; Radio Holdings’ open tax periods are those after May 6, 2006. The Company’s tax returns prior to 2006 are open to the extent of certain net operating losses attributable to Radio Holdings that may be adjusted. The Company has not recorded a reserve for tax uncertainties for the period prior to the acquisition of Radio Holdings’ assets.

The Company continues to record interest and penalties related to unrecognized tax benefits in current income tax expense. The total amount of interest and penalties included in income tax expense related to uncertain tax positions totaled $(0.6) million, $1.1 million and $0.0 million as of December 31, 2010, 2009 and 2008, respectively. The total amount of interest and penalties included in the liability for uncertain income

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

taxes totaled $0.1 million, $1.1 million and $0.0 million as of December 31, 2010, 2009 and 2008, respectively. The Company expects that all interest and penalties will be paid or resolved in 2011.

11.	Lease commitments

The Company has non-cancelable operating leases, primarily for land, tower space, office space, certain office equipment and vehicles. The operating leases generally contain renewal options for periods ranging from one to ten years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases was approximately $5.7 million, $5.9 million and $6.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2010 are as follows (dollars in thousands):

Years ending December 31,

2011	$4,472
2012	3,973
2013	3,876
2014	3,586
2015	2,663
Thereafter	6,534

$25,104

12.	Commitments and contingencies

CMPSC is a limited partner in San Francisco Baseball Associates L.P. On January 2009, CMPSC renewed its rights to broadcast San Francisco Giants Major League Baseball games for the 2009 through 2012 baseball seasons. The Company is required to pay rights fees of $5.6 million each year. The Company expensed rights payments of $5.6 million for both the 2010 and 2009 baseball seasons and $8.3 million for the 2008 season. The carrying value of the Company’s investment in San Francisco Baseball Associates L.P. is $4.0 million as of December 31, 2010 and 2009, respectively. The Company accounts for this investment under the cost method and elected not to calculate the fair value of the investment as the Company determined it would not be practicable to do so due to excessive costs.

On December 29, 2009 CMPSC renewed its rights to broadcast Kansas City Chiefs National Football League professional football games during the 2010 through 2013 football seasons. The contract requires minimum rights payments of $2.9 million, $2.8 million and $2.9 million for the 2011, 2012 and 2013 football seasons, respectively. The Company expensed rights payments of $2.3 million, $1.9 million and $2.9 million for the 2010, 2009 and 2008 football seasons, respectively.

The radio broadcast industry’s principal ratings service is Arbitron, which publishes surveys for domestic radio markets. CMPSC and KC LLC have five-year agreements with Arbitron under which they receive programming ratings materials in a majority of their respective markets. The remaining aggregate obligation of CMPSC and KC LLC under their agreements with Arbitron was $1.3 million as of December 31, 2010 and will be paid in accordance with the agreements through March 2013.

On January 21, 2010, a former employee of CMPSC filed a purported class action lawsuit against CMPSC claiming (i) unlawful failure to pay required overtime wages, (ii) late pay and waiting time penalties, (iii) failure to provide accurate itemized wage statements, (iv) failure to indemnity for necessary expenses and losses, and (v) unfair trade practices under California’s Unfair Competition Act. The plaintiff is requesting restitution, penalties and injunctive relief, and seeks to represent other California employees fulfilling the same

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

job during the immediately preceding four year period. The Company is vigorously defending this lawsuit and has not yet determined what effect the lawsuit will have, if any, on its financial position, results of operations or cash flows.

CMPSC and KC LLC engage Katz as their national advertising sales agent. The national advertising agency contract with Katz contains termination provisions that, if exercised by CMPSC or KC LLC during the term of the contract, would obligate CMPSC or KC LLC to pay a termination fee to Katz, based on a formula set forth in the contract.

The Company is currently, and expects that from time to time in the future, it will be party to or a defendant in various claims or lawsuits that are generally incidental to its business. The Company expects that it will vigorously contest any such claims or lawsuits and believes that the ultimate resolution of any known claim or lawsuit will not have a material adverse effect on its consolidated financial position, results of operations or cash flows.

13.	Restricted cash

During 2009, CMPSC changed its health insurance coverage to a self-insured policy and CMPSC was required to deposit funds with its existing third party administrator (“TPA”) to fund the costs associated with the claims. Disbursements for the incurred and approved claims were paid out of the restricted cash account administered by CMPSC’s TPA. Subsequently CMPSC has changed its TPA and is no longer required to maintain a minimum balance. As of December 31, 2010 and 2009, the Company’s balance sheet included approximately $0.0 million and $0.1 million, respectively, in restricted cash related to the self-insured policy. The Company’s liability associated with the incurred, but not reported claims is not material at December 31, 2010.

CMPSC is required to secure the maximum exposure generated by automated clearing house transactions in its operating bank accounts as dictated by CMPSC’s bank’s internal policies with cash. This action was triggered by an adverse rating as determined by CMPSC’s bank’s rating system. These funds were moved to a segregated bank. As of December 31, 2010 and 2009, the Company’s balance sheet included approximately $0.6 million in restricted cash related to the automated clearing house transactions.

14.	Related party

Holdings is party to a management agreement with Cumulus, a radio broadcasting corporation focused on acquiring, operating and developing commercial radio stations in mid-size radio markets. Pursuant to the terms of the management agreement, Cumulus’ personnel manage the operations of the Company’s subsidiaries. Holdings has agreed to pay Cumulus an annual management fee of approximately 4.0% of the consolidated EBITDA of the Company’s subsidiaries or $4.0 million, whichever is greater, to be paid in quarterly installments. For the years ended December 31, 2010, 2009 and 2008, Holdings paid approximately $4.0 million in management fees to Cumulus.

On January 31, 2011, the Company signed a definitive agreement with Cumulus, through which Cumulus will acquire the remaining 75.0% equity interests in the Company that Cumulus does not currently own. See Note, 16 “Subsequent Events”.

CUMULUS MEDIA PARTNERS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Valuation allowance

The Company’s valuation allowance for doubtful accounts for the years ended December 31, 2010, 2009 and 2008, are as follows (dollars in thousands):

	Balance at	Provision for		Balance
	beginning	doubtful		at end
Fiscal year	of year	accounts	Applications	of year

Allowance for doubtful accounts
2010	$540	$419	$(511)	$448
2009	1,370	688	(1,518)	540

16.	Subsequent events

On January 31, 2011, the Company signed a definitive agreement with Cumulus, through which Cumulus will acquire the remaining 75.0% of the equity interests in the Company that Cumulus does not currently own.

In connection with the acquisition, Cumulus is expected to issue 9,945,714 shares of its common stock to affiliates of the three private equity firms that collectively own 75.0% of the equity interests in the Company,—Bain, Blackstone and THLee. Blackstone will receive shares of Cumulus’ Class A common stock and, in accordance with FCC broadcast ownership rules, Bain and THLee will receive shares of a new class of the Company’s non-voting common stock. In connection with the acquisition, Cumulus also intends to acquire all of the outstanding warrants to purchase common stock of Radio Holdings, in exchange for an additional 8,267,968 shares of Cumulus’ common stock.

The transaction is expected to be completed in the second quarter of 2011, and is subject to shareholder and regulatory approvals and other customary conditions. On February 23, 2011, Cumulus received an initial order from the FCC approving the transaction, and is currently waiting for the approval to become final.

KC LLC reorganization

On February 2, 2011, the Company, Holdings and KC LLC entered into a restructuring support agreement (the “Restructuring Agreement”) regarding the restructuring of KC LLC’s debt with the lenders under the KC LLC Credit Facilities (the “Restructuring”). The Restructuring is expected to be conducted and implemented through a pre-packaged plan of reorganization filed with the United States Bankruptcy Court for the District of Delaware (the “Pre-packaged Bankruptcy Proceeding”). The Company expects the Pre-packaged Bankruptcy Proceeding will occur, and the Restructuring will be completed, during the first half of 2011. If the Restructuring is completed in accordance with the terms and conditions of the Restructuring Agreement: (1) Holdings will distribute all of the outstanding common stock of Radio Holdings to the Company; (2) KC LLC’s outstanding debt and interest of $92.6 million at December 31, 2010 will be reduced to $20.0 million; (3) all of the equity of Holdings will be transferred to the lenders under the KC LLC Credit Facilities subsequent to the distribution listed in (1) above; and (4) Cumulus will continue to manage the radio stations of KC LLC in 2011, subject to annual renewal of the management arrangement thereafter. As a result, the Company will no longer have an ownership interest in KC LLC. The Restructuring is expected to have certain tax implications for Holdings in 2011 related to the cancelation of indebtedness but given the loss attributes of Holdings, the Company does not expect to pay a significant amount of income tax related to this transaction.

ANNEX A

AGREEMENT AND PLAN OF MERGER
BY
AND
AMONG
CITADEL BROADCASTING CORPORATION,
CUMULUS MEDIA INC.,
CADET HOLDING CORPORATION
AND
CADET MERGER CORPORATION
DATED MARCH 9, 2011

A-i

A-ii

Exhibits

Exhibit A: Parent Stockholders
Exhibit B: Certificate of Ownership
Exhibit C: Surviving Corporation Charter
Exhibit D: Surviving Corporation Bylaws
Exhibit E: Parent Charter Amendment

A-iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated March 9, 2011 (as may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this “Agreement”), by and among Citadel Broadcasting Corporation, a Delaware corporation (the “Company”), Cumulus Media Inc., a Delaware corporation (“Parent”), Cadet Holding Corporation, a Delaware corporation and wholly owned Subsidiary of Parent (“Holdco”), and Cadet Merger Corporation, a Delaware corporation, wholly owned Subsidiary of Holdco, and indirect wholly owned Subsidiary of Parent (“Merger Sub”).

RECITALS

A. The Boards of Directors of the Company, Parent, Holdco and Merger Sub have determined that it is in the best interests of their respective companies and stockholders to consummate the strategic business combination transaction provided for in this Agreement in which Merger Sub will, on the terms and subject to the conditions set forth in this Agreement, merge with the Company on the terms and subject to the conditions set forth in this Agreement (the “Merger”), with the Company being the surviving corporation in the Merger;

B. The parties desire to make or enter into certain representations, warranties and covenants in connection with the Merger and also to prescribe certain conditions to the Merger;

C. As a condition and inducement to the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, the stockholders of Parent set forth on Exhibit A, who hold in the aggregate approximately 54% of the outstanding voting power of Parent, have delivered to Parent a written consent (the “Parent Stockholder Consent”) in lieu of a stockholders meeting in accordance with Section 228 of the DGCL approving the Share Issuance and the Parent Charter Amendment, constituting the approval of such matters by the stockholders of Parent (a copy of such consent was provided to the Company);

D. As a condition and inducement to the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, certain investors (the “Investors”) have executed and delivered to the Company limited guarantees dated as of the date of this Agreement, to and in favor of the Company pursuant to which each such Investor guarantees (up to the amount stated in the applicable guarantee) Parent’s obligations under Section 6.13(d), and the payment obligations under Section 8.2(e), Section 8.2(g) and Section 8.2(h) of this Agreement (such guarantees, collectively, the “Sponsor Guarantees”);

E. As a condition and inducement to the Company entering into this Agreement, concurrently with the execution and delivery of this Agreement, the requisite holders of the outstanding shares of Parent Class B Common Stock have delivered to Parent a written consent (the “Consent Right Holder Consent”) approving the Share Issuance and the Parent Charter Amendment and the consummation of the Transactions contemplated herein (a copy of such consent was provided to the Company);

F. Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain investors have entered into an Investment Agreement with Parent, dated as of the date of this Agreement, pursuant to which each such investor has agreed to one or more equity commitments, the proceeds of which among other uses, will be used by Parent to fund the payment of a portion of the Merger Consideration (such Investment Agreement, the “Investment Agreement”); and

G. In connection with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain financial institutions have executed and delivered a commitment letter with respect to a debt facility, the proceeds of which, among other uses, will be used by Parent to fund the payment of a portion of the Merger Consideration (such commitment letter, together with all exhibits, related fee letters, and related letter agreements to such commitment letter, the “Debt Commitment Letter” and, together with the Investment Agreement, the “Financing Letters”).

The Company, Parent, Holdco and Merger Sub hereby agree as follows:

ARTICLE I.

THE MERGER

Section 1.1  The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub will be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”) and will succeed to and assume all the rights and obligations of Merger Sub in accordance with the DGCL. The Merger, the payments of the Merger Consideration, and the other transactions contemplated by this Agreement are referred to in this Agreement collectively as the “Transactions.  ”

Section 1.2  Closing.  The closing (the “Closing”) of the Merger will take place at the offices of Jones Day, 1420 Peachtree Street, N.E., Atlanta, Georgia 30309 at 10:00 a.m. local time on the later of (a) the sixth Business Day following the satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 7.1, or, if on such day any condition set forth in Section 7.2 or 7.3 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all of the conditions set forth in Article VII have been satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof (but in no event prior to the sixth day following such waiver or satisfaction)), and (b) the earlier of (i) a date specified by Parent on at least two Business Days notice to the Company and (ii) two Business Days following the final day of the Marketing Period, or at such other place, time and date as may be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3  Effective Time.  On the Closing Date, Parent, Merger Sub and the Company will cause to be filed with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (collectively, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and will make all other filings or recordings required under the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company will agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4  Effects.  The Merger will have the effects set forth in Section 259 of the DGCL.

Section 1.5  Conversion of Capital Stock of Merger Sub.  At the Effective Time, without any action on the part of Parent, the Company, Holdco or Merger Sub, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 1.6  Conversion of Company Capital Stock.  Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, Holdco, Merger Sub or any holder of shares of class A common stock, par value $0.001 per share, of the Company (the “Company Class A Common Stock”), or shares of class B common stock, par value $0.001 per share, of the Company (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Shares”):

(a) Cancellation of Certain Company Shares.  Each Company Share issued and outstanding and owned by Merger Sub, and each Company Share held in the treasury of the Company, immediately prior to the Effective Time will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto.

(b) Conversion of Company Shares.  Each Company Share (other than any Company Shares to be cancelled pursuant to Section 1.6(a) and the Dissenting Shares) will be cancelled and will be converted automatically, subject to the limitations of this Section 1.6 and Section 2.14, into the right to receive (i) $37.00 in cash (the “Cash Consideration”), or (ii) 8.525 shares of Parent Class A Common Stock (the “Stock Consideration”) or (iii) a combination of cash and Parent Class A Common Stock determined in accordance with this Section 1.6 (the “Mixed Consideration”). Each Company Share held in reserve to satisfy remaining allowed, disputed or unreconciled unsecured claims pursuant to the Plan will be converted into the Stock Consideration (the “Reserved Stock Consideration”).

(c) Stock Election.  Each record holder of Company Shares (including Company Restricted Stock) as of the Election Deadline will be entitled, subject to Section 1.6(f), to elect to receive the Stock Consideration for all or any number of such holder’s Company Shares. Each holder of a Company Warrant (a “Warrantholder”) as of the Election Deadline will be entitled, subject to Section 1.6(f), to elect to have its Company Warrant adjusted after the Effective Time to become exercisable for the Stock Consideration for all or any number of the Warrantholder’s Company Warrants. Any election provided for in this Section 1.6(c) will be referred to herein as a “Stock Election.” Company Shares and shares of Company Class B Common Stock subject to Company Warrants as to which a Stock Election is made will be referred to herein as “Stock Election Shares.”

(d) Cash Election.  Each record holder of Company Shares (including Company Restricted Stock) as of the Election Deadline will be entitled, subject to Section 1.6(g), to elect to receive the Cash Consideration for all or any number of such holder’s Company Shares. Each Warrantholder as of the Election Deadline will be entitled, subject to Section 1.6(g), to elect to have its Company Warrant adjusted after the Effective Time to become exercisable for the Cash Consideration for all or any number of the Warrantholder’s Company Warrants. Any election provided for in this Section 1.6(d) will be referred to herein as a “Cash Election”. Company Shares and shares of Company Class B Common Stock subject to Company Warrants as to which a Cash Election is made will be referred to herein as “Cash Election Shares”.

(e) Deemed Non-Election; Certain Determinations.  For the purposes hereof, a holder of Company Shares or Company Warrants who does not submit a valid Form of Election in accordance with Section 1.6(i) that is received by the Exchange Agent prior to the Election Deadline (the ‘‘No Election Shares”) will be deemed not to have made a Cash Election or Stock Election. The determination of the Exchange Agent (or the joint determination of Parent and the Company, in the event that the Exchange Agent declines to make any such determination) will be conclusive and binding as to whether or not Cash Elections and Stock Elections will have been properly made or revoked pursuant to this Section 1.6 and as to when Cash Elections, Stock Elections and revocations were received by the Exchange Agent. The Exchange Agent (or Parent, with the consent of the Company, not to be unreasonably withheld, in the event that the Exchange Agent declines to make the following computation) will also make all computations as to the pro-rations contemplated by this Section 1.6, and absent manifest error this computation will be conclusive and binding. Notwithstanding this Section 1.6(e), No Election Shares will be deemed to be (x) Stock Election Shares if the provisions of Section 1.6(f) are applicable or (y) Cash Election Shares if the provisions of Section 1.6(g) are applicable, and otherwise such No Election Shares will be treated as provided in Section 1.6(h).

(f) Pro-ration — Excess Stock Elections.  Notwithstanding the Stock Elections made pursuant to Section 1.6(c), the aggregate number of Parent Shares to be issued as Merger Consideration, plus the aggregate number of Parent Shares subject to Company Warrants immediately following the Effective Time, plus the aggregate number of Parent Shares to be issued as Reserved Stock Consideration will not exceed (i) 151,485,282 shares, plus (ii) the product of (A) the number of shares of Company Class A Common Stock issued on exercise of Company Stock Options prior to Closing pursuant to Section 2.11 and (B) 3.226 (such sum, the “Stock Consideration Cap”). If the product of (x) the Exchange Ratio and

(y) the aggregate number of Stock Election Shares, plus the number of Parent Shares to be issued as Reserved Stock Consideration exceeds the Stock Consideration Cap, then:

(i) each Cash Election Share will be converted into, and each Company Warrant subject to a Cash Election will be adjusted to be, the right to receive the Cash Consideration; and

(ii) each Stock Election Share will be converted into, and each Company Warrant subject to a Stock Election will be adjusted to be, the right to receive: (A) the number of Parent Shares equal to the product of (1) the Exchange Ratio and (2) a fraction (the “Stock Fraction”), the numerator of which will be the Aggregate Stock Shares, and the denominator of which will be the product of (y) aggregate number of Stock Election Shares and (x) the Exchange Ratio, and (B) the amount in cash, without interest, equal to the product of (1) the Cash Consideration and (2) a fraction equal to one minus the Stock Fraction.

For purposes of this Section 1.6, “Aggregate Stock Shares” means a certain number of Parent Shares equal to the Stock Consideration Cap, minus the number of Parent Shares to be issued as Reserved Stock Consideration.

(g) Pro-ration — Excess Cash Elections.  Notwithstanding the Cash Elections made pursuant to Section 1.6(d), the aggregate Cash Consideration payable to all holders of Company Shares and for which Company Warrants immediately following the Effective Time are exercisable will not exceed (i) $1,408,728,600, plus (ii) the product of (A) the number of shares of Company Class A Common Stock issued on exercise of Company Stock Options prior to Closing pursuant to Section 2.11 and (B), $30, minus (iii) the cash value of Dissenting Shares (the ‘‘Cash Consideration Cap”). For purposes of the definition of Cash Consideration Cap, the “cash value of Dissenting Shares” will equal the Cash Consideration multiplied by the number of Dissenting Shares. If the product of (x) the Cash Consideration and (y) the aggregate number of Cash Election Shares exceeds the Cash Consideration Cap, then:

(i) each Stock Election Share will be converted into, and each Company Warrant subject to a Stock Election will be adjusted to be, the right to receive the Stock Consideration; and

(ii) each Cash Election Share will be converted into, and each Company Warrant subject to a Cash Election will be adjusted to be, the right to receive: (A) the amount in cash, without interest, equal to the product of (1) the Cash Consideration and (2) a fraction (the “Cash Fraction”), the numerator of which will be the Cash Consideration Cap, and the denominator of which will be the product of (x) the aggregate number of Cash Election Shares and (y) the Cash Consideration, and (B) the number of Parent Shares equal to the product of (1) the Exchange Ratio and (2) a fraction equal to one minus the Cash Fraction.

(h) No Pro-ration.  In the event that (i) the product of (x) the Exchange Ratio and (y) the aggregate number of Stock Election Shares, plus the number of Parent Shares to be issued as Reserved Stock Consideration, does not exceed the Stock Consideration Cap and (ii) the product of (x) the Cash Consideration and (y) the aggregate number of Cash Election Shares does not exceed the Cash Consideration Cap, then:

(A) each Cash Election Share will be converted into, and each Company Warrant subject to a Cash Election will be adjusted to be, the right to receive the Cash Consideration;

(B) each Stock Election Share will be converted into, and each Company Warrant as to which a Stock Election has been made will be adjusted to be, the right to receive the Stock Consideration;

(C) if the aggregate number of Cash Election Shares equals or exceeds the aggregate number of Stock Election Shares, then each No Election Share will be deemed to be a Cash Election Share for purposes of this Section 1.6 and each Company Warrant subject to No Election Shares will be adjusted to be the right to receive the Cash Consideration and such No Election Shares will be deemed to be Cash Election Shares; and

(D) if the aggregate number of Stock Election Shares exceeds the aggregate number of Cash Election Shares, then each No Election Share will be deemed to be a Stock Election Share for purposes of this Section 1.6 and each Company Warrant subject to No Election Shares will be adjusted to be the right to receive the Stock Consideration and such No Election Shares will be deemed to be Stock Election Shares.

(i) Form of Elections.  Parent will prepare a form of election (the “Form of Election”) in form and substance reasonably acceptable to the Company. The Form of Election will specify that delivery will be effected, and risk of loss and title to any certificates evidencing such Company Shares or Company Warrants (the “Certificates”) will pass, only upon proper delivery of the Form of Election and any Certificates to the Exchange Agent. The Company will mail the Form of Election not less than 30 days prior to the anticipated Election Deadline (the “Mailing Date”) to all persons who are record holders of Company Shares or Company Warrants as of the Election Record Date. The Form of Election will be used by each record holder of Company Shares or Company Warrants (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) who wishes to make a Cash Election or a Stock Election for any or all Company Shares or Company Warrants held by such holder. The Company will use its reasonable best efforts to make the Form of Election available to all persons who become holders of Company Shares or Company Warrants during the period between the Election Record Date and the Election Deadline. Parent and the Company will be deemed to have made a Form of Election available for purposes of this Agreement if they post such form on their respective websites in a downloadable format.

(j) Election Deadline; Certificate of Ownership.  In order to be effective, a Form of Election must properly be completed and be signed and be received by the Exchange Agent at its designated office by 5:00 p.m., New York City time, (i) ten Business Days preceding the anticipated Closing Date, or (ii) on such other date as the Company and Parent mutually agree (the ‘‘Election Deadline”) and be accompanied by (A) Certificates representing the Company Shares to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such Certificates as set forth in such Form of Election from a firm that is an “eligible guarantor institution” (as defined in Rule 17Ad-15 under the Securities Exchange Act, or in the case of non-certificated Company Shares or Company Warrants represented by book-entry (“Book-Entry Company Shares” and “Book-Entry Warrants”, respectively), any additional documents required by the procedures set forth in the Form of Election) and (B) a certificate of ownership in the form set forth on Exhibit B (the “Certificate of Ownership”). After a Cash Election or a Stock Election is validly made with respect to any Company Shares or Company Warrants, no further registration of transfers of such Company Shares or Company Warrants will be made on the stock transfer books of the Company, unless and until such Cash Election or Stock Election is properly revoked. Any Cash Election or Stock Election may be revoked with respect to Company Shares or Company Warrants subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Cash Elections and Stock Elections will automatically be revoked if this Agreement is terminated in accordance with its terms. If a Cash Election or Stock Election is revoked with respect to Company Shares or Company Warrants represented by Certificates, Certificates representing such Company Shares or Company Warrants will be promptly returned to the holder that submitted the same to the Exchange Agent.

(k) Election Deadline Announcement.  Parent and the Company will publicly announce the Election Deadline at least five Business Days prior to the Election Deadline. If the Closing Date is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date, and Parent and the Company will promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(l) Anti-Dilution Provisions.  Without affecting Parent’s obligations pursuant to Section 5.3, in the event Parent (i) changes (or establishes a record date for changing) the number of Parent Shares issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Parent Shares), stock combination, recapitalization, reclassification, reorganization combination, exchange of shares or similar transaction or change with respect to the Parent Shares and, in any such case, the record date therefor will be prior to the Effective Time, the Merger Consideration and Exchange Ratio and any other similarly dependent items, as the case may be, will be proportionately adjusted to provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such transaction or change, and as so adjusted will, from and after the date of such event, be the Merger Consideration, Exchange Ratio or other dependent item, as applicable, subject to further adjustment in accordance with this sentence. Notwithstanding the foregoing, there will be no adjustments made in connection with the transactions contemplated by the Exchange Agreement.

Section 1.7  Certificate of Incorporation and Bylaws.  (a) At the Effective Time, the certificate of incorporation of the Company will be amended to read in its entirety in the form attached hereto as Exhibit C and as so amended will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

(b) At the Effective Time, the bylaws of the Company will be amended to read in their entirety in the form attached hereto as Exhibit D and as so amended will be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions therein or by applicable Law.

Section 1.8  Directors.  At the Effective Time, the directors of Merger Sub immediately prior to the Effective Time will become the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

Section 1.9  Officers.  At the Effective Time, the officers of Merger Sub immediately prior to the Effective Time will become the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 1.10  Dissenting Stockholders.  Notwithstanding any provision of this Agreement to the contrary and only to the extent available under the DGCL, any Company Shares outstanding immediately prior to the Effective Time that are held by a stockholder (a ‘‘Dissenting Stockholder”) who has neither voted in favor of the adoption of this Agreement nor consented thereto in writing and who has demanded appraisal for such shares in accordance with Section 262 of the DGCL and otherwise properly perfected and not withdrawn or lost their rights (the “Dissenting Shares”) in accordance with Section 262 of the DGCL will not be converted into, or represent the right to receive the Merger Consideration. Such Dissenting Stockholders will be entitled to receive payment of the appraised value of Dissenting Shares held by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who have failed to perfect or who effectively have withdrawn or lost their rights to appraisal of such Dissenting Shares under such Section 262 will thereupon be deemed to have been converted into, and represent the right to receive, the Cash Consideration. Notwithstanding anything to the contrary contained in Section 1.6, if the Merger is rescinded or abandoned, then the right of any stockholder to be paid the fair value of such stockholder’s Dissenting Shares pursuant to Section 262 of the DGCL will cease. The Company will give Parent prompt notice of any written demands for appraisal and any other instruments served pursuant to applicable Law received by the Company for appraisal of Company Shares. The Company will give Parent the opportunity to participate in all negotiations and proceedings with respect to such demands for appraisal. The Company will not, except with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands.

ARTICLE II.

EXCHANGE OF CERTIFICATES AND CASH CONSIDERATION

Section 2.1  Exchange Agent.  At or prior to the Effective Time, Parent will deposit, or will cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the “Exchange Agent”), for the benefit of the holders of Company Shares, for exchange in accordance with this Article II through the Exchange Agent, the Merger Consideration, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent will, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 1.6 out of the Exchange Fund. The Exchange Fund will not be used for any other purpose. In the event that the Exchange Fund will be insufficient to deliver the Merger Consideration, Parent will promptly deposit, or cause to be deposited, such additional Merger Consideration with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such delivery.

Section 2.2  Exchange Procedures.  As promptly as practicable after the Effective Time, and in any event not later than the fifth Business Day after the Effective Time, Parent will cause the Exchange Agent to send by mail (and make available for collection by hand if so elected by the surrendering holder) to each Person who was, at the Effective Time, a holder of record of No Election Shares entitled to receive the Merger Consideration pursuant to Section 1.6: (i) a letter of transmittal (which will be in customary form and will specify that delivery will be effected, and risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent); (ii) a Certificate of Ownership; and (iii) instructions for use in effecting the surrender of No Election Shares pursuant to such letter of transmittal. Upon surrender to the Exchange Agent of a Certificate or Book-Entry Company Share for cancellation (including pursuant to Section 1.6), together with such letter of transmittal and Certificate of Ownership, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Company Share will be entitled to receive the Merger Consideration pursuant to Section 1.6 to be mailed (or made available for collection by hand if so elected by the surrendering holder) as promptly as possible and in any event no later than three Business Days following the later to occur of (i) the Effective Time, or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share, and the Certificate or Book-Entry Company Share, so surrendered will forthwith be cancelled. In the event of a transfer of ownership of the Certificate or Book-Entry Company Share that is not registered in the transfer records of the Company, such shares and cash may be issued to a transferee if the Certificate representing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each No Election Share will be deemed at all times after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration to be received by such holder, cash in lieu of any fractional Parent Shares to which such holder is entitled pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3.

Section 2.3  Distributions with Respect to Unexchanged Shares of Parent Shares.  No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share with respect to the Parent Shares represented thereby, and no cash payment in lieu of any fractional shares will be paid to any such holder pursuant to Section 2.5, until the holder of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share surrenders such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share. Subject to the effect of escheat, Tax or other applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share, the holder of the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Company Share representing whole Parent Shares issued in exchange therefore will be paid, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole Parent Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole Parent Shares.

Section 2.4  No Further Rights in Company Shares.  All Merger Consideration issued upon conversion of the Company Shares in accordance with the terms hereof (together with cash paid pursuant to Section 2.3 or Section 2.5) will be deemed to have been issued in full satisfaction of all rights pertaining to such Company Shares.

Section 2.5  No Fractional Shares.  No certificate or scrip representing fractional Parent Shares will be issued upon the surrender for exchange of Certificates or Book-Entry Company Shares, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. As soon as reasonably practicable after the Effective Time, each holder of a fractional share interest will be paid an amount in cash (without interest and subject to the amount of any withholding Taxes as contemplated in Section 2.9) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) $4.34. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent will so notify Parent, and Parent will promptly deposit such amount with the Exchange Agent and will cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of Sections 2.2 and 2.3.

Section 2.6  Termination of Exchange Fund.  Any portion of the Exchange Fund that remains undistributed to the holders of Company Shares for one year after the Effective Time will be delivered to Parent, upon demand, and any holders of Company Shares who have not theretofore complied with this Article II will thereafter look only to Parent (as general creditors thereof for payment of their claim) for any Stock Consideration, Cash Consideration, cash in lieu of fractional Parent Shares to which they are entitled pursuant to Section 2.5 and any dividends or other distributions with respect to Parent Shares to which they are entitled pursuant to Section 2.3. Any portion of the Exchange Fund remaining unclaimed by holders of Company Shares as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity will, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.7  No Liability.  None of the Exchange Agent, Parent or the Surviving Corporation will be liable to any holder of Company Shares (or dividends or distributions with respect thereto), or cash held in the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

Section 2.8  Investment of Exchange Fund.  The Exchange Agent will invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment will relieve Parent or the Surviving Corporation or the Exchange Agent from making the payments required by this Article II, and following any losses Parent or the Surviving Corporation will promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Shares in the amount of such losses; and (ii) such investments will be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America.

Section 2.9  Withholding Rights.  Each of the Surviving Corporation, Parent and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Shares, Company Stock Options, Company Restricted Stock or Company Warrants such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax Law and will properly remit such amount to the appropriate taxing authority. To the extent that amounts are so withheld by the Surviving Corporation, Parent, or the Exchange Agent, as the case may be, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the holder of the Company Shares, Company Stock Options, Company

Restricted Stock or Company Warrants in respect of which such deduction and withholding was made by Merger Sub, the Surviving Corporation, Parent or the Exchange Agent, as the case may be.

Section 2.10  Lost Certificates.  If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Parent Shares to which the holder is entitled pursuant to Section 1.6, any cash to which the holder is entitled pursuant to Section 1.6, any cash in lieu of fractional Parent Shares to which the holders thereof are entitled pursuant to Section 2.5, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.

Section 2.11  Company Stock Options.  (a) Effective as of at least ten Business Days prior to the Election Deadline, the Company will cause each unvested and outstanding option to purchase shares of Company Class A Common Stock (a “Company Stock Option”) under the Citadel Broadcasting Corporation 2010 Equity Incentive Plan, as such plan may have been amended, supplemented or modified prior to the date of this Agreement (the “Company Equity Incentive Plan”), to become fully vested and exercisable. In connection therewith, the Company will provide written notice to each holder of a Company Stock Option, that (i) such Company Stock Option will be, as of the date of such notice, exercisable in full, (ii) such Company Stock Option will terminate at the Effective Time and (iii) if such Company Stock Option is not exercised on or before the Election Deadline, such Company Stock Option will be treated as set forth in Section 2.11(b) below.

(b) Each Company Stock Option outstanding as of the Effective Time, by virtue of the occurrence of the Closing and without any action on the part of any holder of any Company Stock Option, will be deemed exercised pursuant to a cashless exercise for that number of shares of Company Class A Common Stock (the “Net Exercise Shares”) equal to (x) the number of shares of Company Class A Common Stock subject to such Company Stock Option minus (y) the number of shares of Company Class A Common Stock subject to such Company Stock Option which, when multiplied by the Fair Market Value (as such term is defined in the Company Equity Incentive Plan) of a share of Company Class A Common Stock as of the day that is one Business Day before the Closing Date, is equal to the aggregate exercise price of such Company Stock Option and each such Net Exercise Share will be treated as a No Election Share pursuant to Section 1.6(e); provided, that any Net Exercise Share which is a fractional share shall be treated in accordance with Section 2.5.

Section 2.12  Company Restricted Stock.  The Company Board (or, if appropriate or required, any committee or other entity or person administering the Company Equity Incentive Plan, as well as any required subset of the Company Board) will adopt such resolutions and take such other actions as may be required to adjust the terms of all outstanding Company Class A Common Stock that is a restricted stock right of any kind, contingent or accrued, granted under the Company Equity Incentive Plan (the “Company Restricted Stock”) to provide that, at the Effective Time, each award of Company Restricted Stock outstanding immediately prior to the Effective Time will be deemed to constitute, on the same terms and conditions as were applicable under such award, an award of (i) the Cash Consideration, (ii) the Stock Consideration, or (iii) the Mixed Consideration, as determined in accordance with Section 1.6 (“Adjusted Restricted Shares”); provided that the Adjusted Restricted Shares will vest in full upon a termination without Cause (as defined in the Company Equity Incentive Plan) or for Good Reason (as defined in the Company Equity Incentive Plan assuming no other agreement or arrangement supersedes such definition); provided, further, that any resulting fractional shares of Parent Class A Common Stock will be rounded down to the nearest share (provided that, notwithstanding the foregoing, the terms of such award of Adjusted Restricted Shares will provide for a payment calculated in the same manner as set forth in Section 2.5, on the date on which such Company Restricted Stock vests, of cash in lieu of any fractional share of Parent Class A Common Stock lost due to such rounding) and the adjustments provided herein with respect to any Company Restricted Stock will be and are intended to be effected in a manner which is consistent with Section 409A of the Code.

Section 2.13  Company Warrants.  Following the Effective Time, each warrant of the Company (a “Company Warrant”) issued pursuant to the Warrant Agreement dated June 3, 2010, with Mellon Investor Services LLC, as warrant agent, and certain holders of senior claims and general unsecured claims against the Company outstanding as of the Effective Time, by virtue of the occurrence of the Closing, and without any action on the part of any Warrantholder, will be adjusted into the right to receive from Parent upon exercise (i) the Cash Consideration, (ii) a number of shares of Parent Class A Common Stock equal to the Exchange Ratio or (iii) a combination of cash and Parent Class A Common Stock determined in accordance with Section 1.6.  For the purposes of Section 1.6, any cash to be paid to a Warrantholder upon exercise will be deemed to be Cash Consideration and any Parent Shares to be issued to a Warrantholder upon exercise will be deemed to be Stock Consideration. In the event that a Company Warrant is adjusted to be exercisable for a mixture of Cash Consideration and Stock Consideration, any holder of such Company Warrant may surrender such Company Warrant to Parent for purposes of receiving upon surrender the Cash Consideration subject to such Company Warrant and a replacement Parent Exchange Warrant exercisable for a number of Parent Shares equal to the portion of the Merger Consideration payable as Parent Shares, and such Company Warrant will be cancelled.

Section 2.14  FCC Limitations.  (a) Notwithstanding anything herein to the contrary, if Parent reasonably determines, in consultation with its counsel, that the issuance of Parent Shares to a holder of Company Shares or Company Warrants (upon exercise) pursuant to the terms of this Agreement will, or is reasonably likely to cause, Parent to be in violation of Section 310(b) of the Communications Act or the FCC Media Ownership Rules, any Parent Shares that would have been issued pursuant to Section 1.6 will by virtue of the Merger be converted automatically, in the exercise of Parent’s good faith discretion, into either (i) warrants, on substantially similar terms to the Company Warrants, exercisable for such number of Parent Shares equal to the number of Parent Class A Common Stock such holder would have received pursuant to Section 1.6 (“Parent Exchange Warrants”), or (ii) such number of shares of Parent Class B Common Stock equal to the number of Parent Shares such holder would have received pursuant to Section 1.6.

(b) In the event a holder of Company Shares or Company Warrants (upon exercise) entitled to receive Parent Shares pursuant to Section 1.6 fails to submit a Certificate of Ownership in accordance with Section 1.6(j) or Section 2.2, such holder will receive Parent Exchange Warrants to purchase the number of Parent Shares such holder otherwise would have received pursuant Section 1.6.

(c) Any holder of Company Shares or Company Warrants (upon exercise) entitled to receive Parent Shares pursuant to Section 1.6, may elect on the Certificate of Ownership to have any Parent Shares that would have been issued pursuant to Section 1.6 by virtue of the Merger be converted automatically into either Parent Exchange Warrants or shares of Parent Class B Common Stock for such number of Parent Shares such holder would have received pursuant to Section 1.6.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed by the Company with the Securities and Exchange Commission (the “SEC”) at any time on or after June 3, 2010 through the Measurement Date, but excluding any risk factor disclosure under the headings “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections and (ii) as disclosed in the disclosure letter (the “Company Disclosure Letter”) delivered by the Company to Parent prior to the execution of this Agreement (which letter sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III, or to one or more of the Company’s covenants contained in Article V, except that any information set forth in one section of the Company Disclosure Letter will be deemed to apply to each other section or subsection thereof to the extent that it is reasonably apparent that such information is applicable to such other section or subsection without reference to any underlying documentation), the Company represents and warrants to Parent, Holdco and Merger Sub as follows:

Section 3.1  Corporate Organization.  (a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company.

(b) Copies of the certificate of incorporation of the Company, as amended and restated (the ‘‘Company Charter”), and the bylaws of the Company, as amended and restated (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Parent.

(c) Each Company Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clauses (ii) and (iii), except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company. As used in this Agreement, the word “Subsidiary” when used with respect to either party, means any entity or business the financial condition or results of operations of which are, or should be, consolidated with such party for financial reporting purposes under U.S. generally accepted accounting principles (“GAAP”), and the terms “Company Subsidiary” and ‘‘Parent Subsidiary” mean any direct or indirect Subsidiary of the Company or Parent, respectively, and, in the case of Parent, will include (A) Holdco, (B) Merger Sub prior to the Effective Time, (C) the Surviving Corporation as of and after the Effective Time, and (D) CMP with respect to Sections 4.1(c), 4.2(b), 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, 4.16 and 5.3 and the definition of “Material Adverse Effect” only, after the closing of the transactions contemplated by the exchange agreement, dated January 31, 2011 (the “Exchange Agreement”), by and among Parent, the other stockholders of CMP and the stockholders’ representative party thereto.

Section 3.2  Capitalization.  (a) The authorized capital stock of the Company consists of (i) 100,000,000 shares of Company Class A Common Stock, of which, as of March 7, 2011 (the ‘‘Measurement Date”), 4,520,601 shares were issued and outstanding, (ii) 100,000,000 shares of Company Class B Common Stock, of which, as of the Measurement Date, 18,221,460 shares were issued and outstanding, and (iii) 50,000,000 shares of preferred stock, par value $0.001 per share, of the Company and together with the Company Class A Common Stock and Company Class B Common Stock, the “Company Capital Stock”), of which, as of the Measurement Date, no shares were issued and outstanding. As of the Measurement Date, no shares of Company Class A Common Stock and no shares of Company Class B Common Stock were held in the Company’s treasury. As of the Measurement Date, 51,104,394 shares of Company Capital Stock were reserved for issuance, which is comprised of (i) 8,812,375 shares of Company Class A Common Stock reserved for issuance under the Company Equity Incentive Plan, including shares that would be issued upon the exercise of Company Stock Options and (ii) 42,292,019 shares of Company Class A Common Stock, of which (A) 18,221,460 shares are reserved for issuance upon the conversion of outstanding Company Class B Common Stock and (B) 24,070,559 shares of Company Class B Common Stock are reserved for issuance upon the exercise of the Company Warrants, which is comprised of (1) 23,603,487 shares of Company Class B Common Stock reserved for issuance upon the exercise of issued and outstanding Company Warrants and (2) 467,072 shares of Company Class B Common Stock reserved for issuance upon the exercise of Company Warrants reserved for issuance pursuant to the Plan. All of the issued and outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The Company has provided Parent with a list of each outstanding and unexercised Company Warrant. The Company has provided Parent with a list of (i) each outstanding and unexercised Company Stock Option granted pursuant to the Company Equity Incentive Plan, which list specifies (A) the name of the holder of such Company Stock Option, (B) the number of shares of Company Class A Common Stock subject to such Company Stock Option, (C) the exercise price of such Company Stock Option, (D) the date on which such Company Stock Option was granted, (E) the applicable vesting schedule, and the extent to which such Company Stock Option are vested and exercisable as of the Measurement Date, and (F) the date on which such Company Stock Option expires and (ii) the aggregate number of all shares of Company Restricted Stock which list specifies (A) the name of the holder of such shares of Company Restricted Stock, (B) the number of shares of Company Restricted Stock, (C) the date on which such shares of Company Restricted Stock were granted, and (D) the applicable vesting schedule, and the extent to which such shares of Company Restricted Stock are vested as of the Measurement Date, in each case of (i) and (ii), outstanding as of the Measurement Date; since the Measurement Date through the date of this Agreement, the Company has not issued or awarded any options, restricted stock or restricted stock units under the Company Equity Incentive Plan. Except pursuant to this Agreement, the Company Equity Incentive Plan or as set forth in this Section 3.2, as of the Measurement Date, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Company Capital Stock or any other equity securities of the Company or any securities representing the right to purchase or otherwise receive any shares of Company Capital Stock.

(b) As of the Measurement Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which stockholders may vote of the Company are issued or outstanding as of the date of this Agreement.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of the Company are owned by the Company, directly or indirectly, free and clear of any material liens, pledges, charges and security interests and similar encumbrances (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

Section 3.3  Authority; No Violation.  (a) The Company has full corporate power and authority to execute and deliver this Agreement and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation of the Transactions have been duly and validly approved by the Board of Directors of the Company (the “Company Board”). Subject to Section 6.10(d), the Company Board has determined that this Agreement and the Transactions are advisable and in the best interests of the Company and its stockholders and has directed that this Agreement and the Transactions be submitted to the Company’s stockholders for adoption at a duly held meeting of such stockholders (the “Company Stockholder Meeting”) and, except for the voting power of the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Company Class A Common Stock and Company Class B Common Stock entitled to vote at such meeting, voting together as a single class (the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company are necessary to approve this Agreement and to consummate the Transactions. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Parent and Merger Sub) constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and remedies available.

(b) Neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions, nor compliance by the Company with any of the terms or provisions of this Agreement, will

(i) violate any provision of the Company Charter or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained and/or made, (A) violate any order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an “Injunction”) or any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, writ, edict, decree, rule, regulation, judgment, ruling, policy, guideline or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (a “Law”) applicable to the Company, any of the Company Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of the Company Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of the Company Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.4  Consents and Approvals.  Except for (i) the filing with the SEC of a proxy statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the Transactions, an information statement in definitive form relating to the Share Issuance and Parent Charter Amendment (the “Joint Proxy/Information Statement”) and of Parent’s registration statement on Form S-4 (the “Form S-4”) in which the Joint Proxy/Information Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iv) the Company Stockholder Approval, (v) applicable filings with and approvals of the FCC pursuant to the Communications Act and any regulations promulgated thereunder by the FCC; and (vi) the consents or approvals listed in Section 3.4 of the Company Disclosure Letter, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality (each a ‘‘Governmental Entity”) are necessary in connection with (A) the execution and delivery by the Company of this Agreement and (B) the consummation by the Company of the Merger and the other Transactions.

Section 3.5  Reports.  (a) The Company and each of the Company Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since June 3, 2010 with (i) any state or federal regulatory authority, (ii) the SEC, and (iii) any foreign regulatory authority (collectively, “Regulatory Agencies”), and all other reports and statements required to be filed by them since June 3, 2010, including any report or statement required to be filed pursuant to the Laws of the United States, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There is no unresolved violation, criticism or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company Subsidiaries; there has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company since June 3, 2010 that would, individually or in the aggregate, have a Material Adverse Effect on the Company or prevent or materially delay the Closing.

(b) No final registration statement, prospectus, report, schedule or definitive proxy statement filed by the Company with the SEC (the “Company Reports”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the respective rules and regulations thereunder, since June 3, 2010, as of the date of such Company Report (or, if amended prior to the date of this Agreement, as of the date of the last amendment and filing thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All Company Reports filed under the Securities Act and the Exchange Act since June 3, 2010, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) with respect to the Company Reports and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has since June 3, 2010 arranged any outstanding, “extensions of credit” to or for directors or executive officers of the Company in violation of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that receipts and expenditures are made only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by the Company are reasonably designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since June 3, 2010, the Company has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by the Company. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) None of the Company Subsidiaries is, or at any time since June 3, 2010 has been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(h) To the knowledge of the Company, there is no applicable accounting rule, consensus or pronouncement that, as of the date of this Agreement, has been adopted by the SEC, the Financial Accounting Standards Board or the Emerging Issues Task Force that is not in effect as of the date of this Agreement but that, if implemented, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

(i) Since June 3, 2010, the Company has been in compliance with the applicable requirements of SOX, in each case as in effect from time to time, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company.

Section 3.6  Financial Statements.  (a) The unaudited consolidated balance sheet of Company and the Company Subsidiaries as of September 30, 2010, and the related consolidated statements of income and cash flows of the three-month periods then ended, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the ‘‘Company Financial Statements”) fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and fairly present in all material respects the results of the consolidated operations, changes in stockholders’ equity, cash flows and consolidated financial position of the Company and the Company Subsidiaries for the respective fiscal periods or as of the date therein set forth, except the Company Financial Statements do not contain footnotes and are subject to normal year-end audit adjustments in amounts that are immaterial in nature and amount and are consistent with past experience. Each of the Company Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto.

(b) Except for those liabilities that are reflected or reserved against on the September 30, 2010 consolidated balance sheet of the Company and the Company Subsidiaries included in the Company Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2010 that are immaterial in nature or amount, neither the Company nor any of the Company Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of the Company and the Company Subsidiaries, except for liabilities and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on the Company and the Company Subsidiaries and would not prevent or materially delay Closing.

(c) The consolidated balance sheet of the Company and the Company Subsidiaries as of December  31, 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2010 as will be reported in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (such financial statements, the “Company 2010 Financial Statements”) to be filed with the SEC under the Exchange Act, accompanied by the audit report of the independent public accountants of the Company, will fairly present in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of the date thereof, and will fairly present in all material respects the results of the consolidated operations, changes in stockholders equity, cash flows and consolidated financial position of the Company and the Company’s subsidiaries for the fiscal year ended December 31, 2010. The Company 2010 Financial Statements (including the related notes, where applicable) will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) will be prepared in all material respect in accordance with GAAP consistently applied, except as indicated in such statements or in the notes thereto.

Section 3.7  Absence of Material Adverse Effect.  Since September 30, 2010 through the date of this Agreement, no event or events have occurred that have had or would have, individually or in the aggregate, a Material Adverse Effect on the Company or would prevent or materially delay the Closing.

Section 3.8  Legal Proceedings.  (a) Neither the Company nor any of the Company Subsidiaries is a party to any, and there are no pending or, to the knowledge of the Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against the Company or any of the Company Subsidiaries except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company and would not prevent or materially delay the Closing.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated radio broadcasting companies or their Subsidiaries) imposed upon the

Company, any of the Company Subsidiaries or the assets of the Company or any of the Company Subsidiaries that would, individually or in the aggregate, have a Material Adverse Effect on the Company or, after Closing, on Parent or prevent or materially delay the Closing.

(c) Except as would not have a Material Adverse Effect on the Company, neither the Company nor any of the Company Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since September 30, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its management or its business (each whether or not set forth in the Company Disclosure Letter, a ‘‘Company Regulatory Agreement”), or is obligated to make any payment or incur any other expense pursuant to any Company Regulatory Agreement, nor, to the knowledge of the Company, has the Company or any of the Company Subsidiaries been advised in writing since September 30, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Company Regulatory Agreement.

Section 3.9  Taxes and Tax Returns.  The Company and the Company Subsidiaries have duly filed all federal, state, foreign and local Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Section 3.9 of the Company Disclosure Letter lists those Tax Returns that are currently the subject of audit by the IRS or for which written notice of intent to audit has been received from the IRS. Any liability with respect to deficiencies asserted as a result of any such audit is covered by adequate reserves in accordance with GAAP in the Company Financial Statements. As of the date of this Agreement, neither the Company nor any of the Company Subsidiaries has waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a federal income Tax assessment or deficiency. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Company or any of the Company Subsidiaries for which the Company does not have adequate reserves. Neither the Company nor any of the Company Subsidiaries is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and the Company Subsidiaries). Neither the Company nor any Company Subsidiary is liable for any Taxes of any other person, whether by operation of law, contract, under Treasury Regulations Section 1.1502-6 (or comparable provision of any state, foreign or local Law), or otherwise, other than Taxes of current members of their consolidated group. Within the past two years, neither the Company nor any of the Company Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

Section 3.10  Employee Benefit Plans.  (a) Documents.  Section 3.10 of the Company Disclosure Letter sets forth a list of each Company Benefit Plan.

(i) Each Company Benefit Plan is and has been administered and operated in accordance with its terms, with the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), the Code and all other applicable Laws except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. Each Company Benefit Plan, including any amendments thereto, that is eligible for the receipt of a favorable determination letter from, or is eligible for approval by, and/or registration for and/or qualification for special Tax status with, the appropriate taxation, social security and/or supervisory authorities in the relevant country, state, territory or the like (each, an “Approval”) has received such Approval or there remains a period of time in which to obtain such Approval retroactive to the date of any amendment or change in Law that has not previously received such Approval.

(ii) To the extent that any of the Company Benefit Plans have been reduced to writing, copies thereof have been supplied or made available to Parent. In the case of any Company Benefit Plan that is not in written form, Parent has been provided with an accurate written description of such Company Benefit Plan as in effect on the date of this Agreement. Parent has been provided with such other documentation with respect to any Company Benefit Plan as is reasonably requested in writing by Parent.

(iii) To the knowledge of the Company, no commitment with respect to any aspect of any Company Benefit Plan has been made to an Employee by an authorized Employee other than as duly adopted under a Company Benefit Plan or otherwise in accordance with the preexisting terms and provisions of such Company Benefit Plans.

(iv) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, there are no unresolved claims or disputes under the terms of, or in connection with, any Company Benefit Plan (other than routine undisputed claims for benefits), and, to the Company’s knowledge, no action, legal or otherwise, has been commenced with respect to any claim thereunder.

(b) Defined Benefit Plans; Multiemployer Plans.  No Company Benefit Plan is or at any time was (i) subject to Title IV of ERISA, (ii) subject to the minimum funding standards of Section 302 of ERISA or Section 412 or Section 430 of the Code, or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code. Except as listed in Section 3.10(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is required to, and has not for the past six years been required to, contribute to a “multiemployer pension plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code.

(c) Continuation Coverage.  No Company Benefit Plan (excluding any employment, severance and any similar agreement or arrangements) provides health or other welfare-type benefits (whether or not insured) on a group basis, with respect to any Employee after retirement or other termination of service (other than health benefits mandated by applicable Laws).

(d) Effect of Transaction.  The execution of this Agreement and the consummation of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Benefit Plan that will result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee.

(e) Except as set forth in Section 3.10(e) of the Company Disclosure Letter, the Company does not maintain any Company Benefit Plan providing deferred or stock-based compensation that is not reflected in the Company Financial Statements.

(f) Except as set forth in Section 3.10(f) of the Company Disclosure Letter, no amounts payable under the Company Benefit Plans will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(g) No non-exempt “prohibited transaction” (within the meaning of Section 4975(c) of the Code) involving any Company Benefit Plan has occurred with respect to which there is any outstanding liability. None of the assets of any Company Benefit Plan which is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) is an “employer security” (within the meaning of Section 407(d)(1) of ERISA) or “employer real property” (within the meaning of Section 407(d)(2) of ERISA).

(h) Except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company, all contributions (including all employer contributions and employee salary reduction contributions) or insurance premiums that are due have been paid with respect to each Company Benefit Plan, and all contributions or insurance premiums for any period ending on or before the Closing Date that are not yet due have been paid with respect to each such Company Benefit Plan or accrued, in each case in accordance with the past custom and practice of the Company, and the Company Subsidiaries.

(i) No Company Benefit Plan is or at any time was funded through a “welfare benefit fund,” as defined in Section 419(e) of the Code, and no benefits under any Company Benefit Plan are or at any time have been provided through a “voluntary employees’ beneficiary association” (within the meaning of Section 501(c)(9) of the Code) or a “supplemental unemployment benefit plan” (within the meaning of Section 501(c)(17) of the Code).

(j) The Company and the Company Subsidiaries have reserved all rights necessary to amend or terminate each Company Benefit Plan which is “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), without the consent of any other person.

(k) Each Company Benefit Plan which constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated in accordance with Section 409A of the Code and the regulations promulgated thereunder with respect to amounts subject to such requirements, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. With respect to each Company Benefit Plan that is a nonqualified deferred compensation plan subject to Section 409A of the Code, neither the Company nor any Company Subsidiary has any obligation to provide any “gross-up” or similar payment to any Employee in the event any such plan fails to comply with Section 409A of the Code.

(l) No disallowance of a deduction under Section 162(m) of the Code for employee remuneration of any amount paid or payable by the Company or any of the Company Subsidiaries under any contract, plan, program or arrangement or understanding would, individually or in the aggregate, have a Material Adverse Effect on the Company.

(m) Labor.

(i) The Company has identified to Parent each Employee, if any, of the Company or a Company Subsidiary who currently is on Family and Medical Leave Act of 1993 (“FMLA”) leave and his or her job title and each Employee, if any, of the Company or a Company Subsidiary who has made an express written request to the Company for FMLA leave to begin after the date of this Agreement. The Company’s written leave policies and, to the Company’s knowledge, practices regarding leave are currently in compliance with the FMLA.

(ii) Section 3.10(m)(ii) of the Company Disclosure Letter lists each collective bargaining agreement to which the Company or a Company Subsidiary is a party in respect of the employees of the Company or a Company Subsidiary on the date of this Agreement. No collective bargaining agreement is, as of the date of this Agreement, being negotiated or renegotiated in any material respect by the Company or any of the Company Subsidiaries. As of the date of this Agreement, there is no labor dispute or strike against the Company or any of the Company Subsidiaries pending or, to the knowledge of the Company, threatened which may interfere with the respective business activities of the Company or any of the Company Subsidiaries that would have a Material Adverse Effect on the Company. As of the date of this Agreement, to the Company’s knowledge, neither the Company nor any of the Company Subsidiaries has committed any unfair labor practice in connection with the operation of the respective businesses of the Company or any of the Company Subsidiaries, and there is no charge or complaint against the Company or any of the Company Subsidiaries by the National Labor Relations Board or any comparable governmental agency pending or threatened in writing, that would have a Material Adverse Effect on the Company.

Section 3.11  Compliance with Applicable Law.  Other than with respect to Tax Laws (which are governed by Section 3.9), Environmental Matters (which are governed by Section 3.12) and FCC Authorizations (which are governed by Section 3.13), the Company and each of the Company Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to the Company or any of the Company Subsidiaries, except where the failure to hold such license, franchise, permit, variance, order, approval or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on the Company and would not prevent or materially delay the Closing.

Section 3.12  Environmental Matters.  (a) Hazardous Material.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Company, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity with jurisdiction over the environment or by applicable federal, state or local Law relating to the protection of the environment or natural resources (“Environmental Laws”) to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said Laws, but excluding office and janitorial supplies (a “Hazardous Material”), are present, as a result of the actions of the Company or any of the Company Subsidiaries or any Affiliate of the Company, or, to the knowledge of the Company, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, at concentrations exceeding those allowed by Environmental Laws, that the Company or any of the Company Subsidiaries currently, or, to the knowledge of the Company, formerly owned or leased.

(b) Hazardous Materials Activities.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Company: (i) neither the Company nor any of the Company Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Law in effect on or before the Closing Date and (ii) neither the Company nor any of the Company Subsidiaries has disposed of, transported, sold, used, released, exposed its Employees or others to or manufactured any product containing a Hazardous Material (collectively, “Hazardous Materials Activities”) in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date of this Agreement to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Environmental Compliance.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Company: (i) the operations of the Company and the Company Subsidiaries are, and have been for the five years prior to the Closing Date, in compliance with all applicable Environmental Laws in the respective jurisdictions in which they operate; (ii) the Company and the Company Subsidiaries have obtained, and have been in compliance with for the five years prior to the Closing Date, all permits required under applicable Environmental Laws for the continued operations of their respective businesses; and (iii) neither the Company nor the Company Subsidiaries is subject to any outstanding written orders by any Governmental Entity, or is a party to any agreement with any Governmental Entity or third party respecting (A) Environmental Laws, or (B) any Release or threatened Release of a Hazardous Material.

Section 3.13  FCC Authorizations.  (a) Section 3.13(a) of the Company Disclosure Letter sets forth a true and complete list as of February 28, 2011 of (i) all FCC Authorizations; (ii) all applications (collectively, “Pending Applications”) currently pending before the FCC filed by or on behalf of the Company or any Company Subsidiary; (iii) all petitions for rulemaking currently pending before the FCC that were filed by the Company or any Company Subsidiary; and (iv) all pending proceedings before the FCC (including those on appeal or review to any court of competent jurisdiction) that expressly relate to the Company, any Company Subsidiary, or any Company Station. Section 3.13(a) of the Company Disclosure Letter also identifies: (A) all radio stations for which the Company or any Company Subsidiary provides programming, advertising or other services pursuant to a local marketing agreement, joint sales agreement or similar agreement; (B) all radio stations owned by the Company or any Company Subsidiary to which programming, advertising or other services are provided pursuant to a local marketing agreement, joint sales agreement or similar agreement; and (C) all pending transactions for the acquisition or disposal of any radio stations by the Company or any Company Subsidiary through a purchase, sale or exchange transaction. The Company is not aware of any reason that could reasonably be expected to result in a refusal by the FCC to renew any FCC Authorization for a full term without any conditions (other than those standard to such renewals) in the normal course.

(b) The Company’s FCC Authorizations are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, and are not subject to any material conditions except for conditions applicable to radio broadcast licenses generally or as otherwise disclosed on the face of such FCC Authorizations and have been issued for the full terms. The Company and the Company Subsidiaries are operating, and have operated the Company Stations in compliance in all material respects with the terms of the Company’s FCC Authorizations, the Communications Act, and FCC rules and policies, and the Company and the Company Subsidiaries have, in all material respects, timely filed all material applications, reports and other FCC disclosures required by FCC rules and policies to be filed with respect to the Company Stations and have, in all material respects, timely paid all FCC regulatory fees with respect thereto. Except for administrative rulemakings before the FCC, pending legislative proposals in the United States Congress, or other governmental proceedings affecting the broadcast industry generally, there is not pending or, to the knowledge of the Company, threatened by or before the FCC or any court of competent jurisdiction any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to the Company or any Company Subsidiaries, or any of the Company Stations.

(c) The Company and the Company Subsidiaries are in compliance in all material respects with all requirements of the Federal Aviation Administration (the “FAA”) with respect to the construction and/or alteration of the Company Stations’ antenna structures, and, where required, FAA “no hazard” determinations for each antenna structure have been obtained, and where required, each antenna structure has been registered with the FCC.

Section 3.14  Material Contracts.  (a) Except for Company Material Contracts filed as exhibits to the Company Reports prior to the date of this Agreement or, as listed in Section 3.14(a) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of the Company Subsidiaries is a party to or bound by (i) any “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the SEC) or (ii) any Contract that:

(A) is a “non-compete,” or similar agreement that restricts or purports to restrict the geographic area in which the Company or any of the Company Subsidiaries may conduct any line of business, or that requires the referral of business opportunities by the Company or any of the Company Subsidiaries that could reasonably be expected to be material to the Company and the Company Subsidiaries taken as a whole;

(B) relates to partnerships, joint ventures or similar arrangements pursuant to which the Company or any of the Company Subsidiaries invests in any other Person that could reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole;

(C) relates to indebtedness of the Company or any of the Company Subsidiaries in excess of $1,000,000;

(D) provides for the acquisition or disposition of any assets by the Company or any of the Company Subsidiaries with a purchase price therefor in excess of $500,000;

(E) except for as required pursuant to the terms of any Company Benefit Plan, provides for transactions or arrangements between the Company or any of the Company Subsidiaries, on the one hand, and (I) any director or officer of the Company or any of the Company Subsidiaries, (II) any record or beneficial owner of 5% or more of the voting securities of the Company or (III) any Affiliate of any such director, officer or record or beneficial owner, on the other hand;

(F) is with on-air talent or employees providing services to the Company or Company Subsidiaries and involves a commitment for annual consideration in excess of $300,000;

(G) except for as required pursuant to the terms of any Company Benefit Plan, provides for annual payments in excess of $300,000 by, or $500,000 to, the Company or Company Subsidiaries; or

(H) is a local marketing agreement, joint sales agreement or similar agreement;

(all contracts of the type described in this Section 3.14(a), being referred to herein as a “Company Material Contract”).

(b) Neither the Company nor any of the Company Subsidiaries is in breach of or default under the terms of any Company Material Contract in any material respect. To the knowledge of the Company, no other party to any Company Material Contract is in any material respect in breach of or default under the terms of any Company Material Contract. Each Company Material Contract is a valid and binding obligation of the Company or any Company Subsidiary which is a party thereto and, to the knowledge of the Company, is in full force and effect; provided, however, that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. True, correct and complete copies, in all material respects, of each Company Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Parent.

Section 3.15  Title to Properties; Assets.  Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company and would not prevent or materially delay the Closing:

(a) The Company and each of the Company Subsidiaries have good and valid fee simple title to its owned properties and assets or good and valid leasehold interests in all of its leasehold properties and assets except for such as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business consistent with past practices. All such properties and assets, other than properties and assets in which the Company or any Company Subsidiary have a leasehold interest, are free and clear of all Liens other than Permitted Liens.

(b) The Company and each of the Company Subsidiaries have complied with, and to the knowledge of the Company, each of the counterparties thereto have complied with, the terms of all leases to which it is a party and under which it is in occupancy or leased to a third party with respect to owned property, and, to the knowledge of the Company, all such leases are in full force and effect. Each lease material to the business of the Company and Company Subsidiaries taken as a whole has been made available to Parent.

(c) The assets of the Company and each Company Subsidiary are, together with all assets licensed or leased, in the aggregate, sufficient and adequate to carry out their respective businesses in all material respects as currently conducted.

Section 3.16  Intellectual Property.  Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Company and would not prevent or materially delay the Closing, either the Company or a Company Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, all call letters, trademarks, trade names, service marks, service names, mark registrations or applications, logos, slogans, jingles, assumed names, universal resource locators, domain names, websites, registered and unregistered copyrights, patent registrations or applications for patent registrations, and trade secrets used in their respective businesses as currently conducted (collectively, the “Company Intellectual Property”). Section 3.16 of the Company Disclosure Letter sets forth all federally registered Company Intellectual Property that is owned by the Company or any Company Subsidiary or for which an application for federal registration has been submitted by the Company or any Company Subsidiary. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened claims by any Person alleging infringement or misappropriation by the Company or any Company Subsidiary arising from their use of the Company Intellectual Property. To the knowledge of the Company, the conduct of the businesses of the Company and

Company Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person. As of the date of this Agreement, neither the Company nor any Company Subsidiary has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Company Intellectual Property. To the knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

Section 3.17  Insurance.  Section 3.17 of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material insurance policies issued in favor of the Company or any of the Company Subsidiaries, or pursuant to which the Company or any of the Company Subsidiaries is a named insured or otherwise a beneficiary, as well as any historic occurrence-based policies still in force. With respect to each such insurance policy, (i) such policy is, to the knowledge of the Company, in full force and effect and all premiums due thereon have been paid (subject to expiration in accordance with its terms), and (ii) neither the Company nor any of the Company Subsidiaries is in material breach or default, and has not taken any action or failed to take any action which (with or without notice or lapse of time, or both) would constitute such a material breach or default, or would permit cancellation or termination of, any such policy. No notice of cancellation or termination has been received with respect to any such policy.

Section 3.18  State Takeover Laws.  The Company Board has taken all necessary action so that no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law (including the interested stockholder provisions codified in DGCL Section 203) or any anti-takeover provision in the Company Charter or Company Bylaws is applicable to this Agreement, the Merger and the other Transactions.

Section 3.19  Opinion.  Prior to the execution of this Agreement, the Company has received an opinion from Lazard Freres & Co. LLC to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration is fair to holders of Company Shares (assuming, for the purpose of the opinions, the full exercise of Company Warrants) from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 3.20  Company Information.  The information relating to the Company and the Company Subsidiaries that is or will be provided by the Company or its Representatives for inclusion in the Joint Proxy/Information Statement and the Form S-4, and in any other document filed with any other Regulatory Agency in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy/Information Statement (except for such portions thereof that relate only to Parent or any of the Parent Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

Section 3.21  Vote Required.  The Company Stockholder Approval is the only vote of the holders of any class or series of Company Capital Stock necessary to approve and adopt this Agreement and the Transactions (including the Merger). There are no agreements, understandings or compensation arrangements that are, or would be, required to (i) be disclosed by the Company in the Joint Proxy/Information Statement pursuant to Item 402(t) of Regulation S-K promulgated by the SEC or (ii) be approved by the holders of any class or series of Company Capital Stock pursuant to Rule 14a-21(c) of the Exchange Act.

Section 3.22  Broker’s Fees.  None of the Company, any Company Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related Transactions, other than JP Morgan Securities LLC and Lazard Freres & Co. LLC, the material terms of whose engagements have been disclosed to Parent.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT,
HOLDCO AND MERGER SUB

Except (i) as set forth in a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed by Parent with the SEC at any time on or after December 31, 2009 through the Measurement Date, but excluding any risk factor disclosure under the headings “Risk Factors,” “Forward Looking Statements” or any similar precautionary sections and (ii) as disclosed in the disclosure letter (the “Parent Disclosure Letter”) delivered by Parent and Merger Sub to the Company prior to the execution of this Agreement (which letter sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV, or to one or more of Parent’s, Holdco’s or Merger Sub’s covenants contained in Article V, except that any information set forth in one section of the Parent Disclosure Letter will be deemed to apply to each other section or subsection thereof to the extent that it is reasonably apparent that such information is applicable to such other section or subsection without reference to any underlying documentation), Parent, Holdco and Merger Sub represent and warrant to the Company as follows:

Section 4.1  Corporate Organization.  (a) Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

(b) Copies of the certificate of incorporation of Parent, as amended and restated (the ‘‘Parent Charter”), the bylaws of Parent, as amended and restated (the “Parent Bylaws”), the Certificate of Incorporation of Holdco (the “Holdco Charter”), the Bylaws of Holdco (the “Holdco Bylaws”), the Certificate of Incorporation of Merger Sub (the ‘‘Merger Sub Charter”) and the Bylaws of Merger Sub (the “Merger Sub Bylaws”), each as in effect as of the date of this Agreement, have previously been made available to the Company.

(c) Each Parent Subsidiary (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all the corporate or limited liability company power and authority to own or lease its properties and assets and to carry on its business as now conducted, in the case of clauses (ii) and (iii), except as would not have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.2  Capitalization.  (a) The authorized capital stock of Parent, as of the Measurement Date, is 270,262,000 shares, divided into four classes, consisting of (i) 200,000,000 shares designated as Parent Class A Common Stock, (ii) 20,000,000 shares designated as Parent Class B Common Stock, (iii) 30,000,000 shares designated as class C common stock, $0.01 par value per share (“Parent Class C Common Stock” and, together with the Parent Class A Common Stock and Parent Class B Common Stock, “Parent Common Stock”), and (iv) 20,262,000 shares of preferred stock, $0.01 par value per share, of which (A) 250,000 shares have been designated as 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009 (“Parent Series A Preferred Stock”) and (B) 12,000 shares of which have been designated as 12% Series B Cumulative Preferred Stock (“Parent Series B Preferred Stock”). No shares of Parent Series A Preferred Stock or Parent Series B Preferred Stock are issued or outstanding, nor are there any outstanding warrants, options or other rights to acquire same, or securities convertible into or exchangeable for the same. As of the Measurement Date, (i) 36,069,632 shares of Parent Class A Common Stock were issued and outstanding, (including 1,790,285 shares of Parent Class A Common Stock that were outstanding as of such time but were subject to vesting or other forfeiture restrictions or a right of repurchase by Parent as of such time), (ii) 5,809,191 shares of Parent Class B Common Stock were issued and outstanding, (iii) 644,871 shares of Parent Class C Common Stock were issued and outstanding,

(iv) 23,531,136 shares of Parent Class A Common Stock were held by Parent in its treasury, (v) 0 shares of Parent Class B Common Stock were held by Parent in its treasury, (vi) 0 shares of Parent Class C Common Stock were held by Parent in its treasury, and (vii) an aggregate of 2,506,242 shares of Parent Class A Common Stock were reserved for issuance under Parent equity plans (“Parent Equity Awards”), of which 787,230 shares of Parent Class A Common Stock are issuable upon the exercise of outstanding awards thereunder, and 1,203,084 shares of Parent Class A Common Stock are issuable upon exercise of outstanding warrants (“Parent Warrants”). There are no other classes of capital stock of Parent authorized or outstanding. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the Measurement Date, except pursuant to this Agreement, the Exchange Agreement, the Parent Equity Awards, and the Parent Warrants, Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase, issuance or registration of any shares of Parent Common Stock or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock. The Parent Shares to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Parent has provided the Company with a list of each outstanding and unexercised Parent Warrant. Under the Exchange Agreement, Parent is obligated to issue at the closing thereunder 9,945,714 shares of Parent Common Stock, consisting of 3,315,238 shares of Parent Class A Common Stock and 6,630,476 shares of class D common stock. In addition, Parent is obligated under the Exchange Agreement to use commercially reasonable efforts to obtain amendments to outstanding warrants to purchase common stock of CMP Susquehanna Radio Holdings Corp., a Delaware corporation and indirect subsidiary of CMP, pursuant to which Parent would issue up to an additional 8,267,968 shares of Parent Common Stock.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of each “significant subsidiary” (as such term is defined under Regulation S-X of the SEC) of Parent are owned by Parent, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No such significant subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such subsidiary.

(c) As of the Measurement Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matter on which Parent’s stockholders may vote are issued and outstanding.

(d) All of the issued and outstanding shares of common stock of Holdco are owned directly by Parent. All of the issued and outstanding shares of common stock of Merger Sub are owned directly by Holdco. Holdco and Merger Sub were formed solely for the purpose of engaging in the Transactions, have not engaged in any activities other than in connection with the Transactions and have incurred no liabilities or obligations other than as contemplated hereby.

Section 4.3  Authority; No Violation.  (a) Each of Parent, Holdco and Merger Sub has full corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent, Holdco and Merger Sub and the consummation of the Transactions have been duly and validly approved by the Board of Directors of Parent (the “Parent Board”); the Board of Directors of Holdco (the “Holdco Board”); Parent, as the sole stockholder of Holdco; the Board of Directors of Merger Sub (the “Merger Sub Board”); and Holdco, as the sole stockholder of Merger Sub. The Parent Board, the Holdco Board and the Merger Sub Board have determined that this Agreement, the Transactions, and the amendment to the Parent Charter attached hereto as Exhibit E (the “Parent Charter Amendment”) are advisable and in the best interests of Parent, Holdco and Merger Sub and their respective stockholders and, except for the Parent Stockholder Consent and the Consent Right Holder Consent (each of which has been obtained contemporaneously with the execution of this Agreement) and the adoption of this Agreement by Parent as the sole stockholder of Holdco and the adoption of this Agreement by Holdco as the sole stockholder of Merger Sub, no other corporate proceedings on the part of Parent, Holdco or Merger Sub are necessary to approve this Agreement and to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent, Holdco and by Merger Sub and (assuming due authorization, execution and delivery by the Company) constitutes the valid and binding obligations of Parent, Holdco and Merger Sub, enforceable against Parent, Holdco and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights generally and remedies available.

(b) Neither the execution and delivery of this Agreement by Parent, Holdco or Merger Sub, nor the consummation of the Transactions, nor compliance by Parent, Holdco or Merger Sub, as applicable, with any of the terms or provisions of this Agreement, nor compliance by Parent with the terms or provisions of the Financing Agreements, nor the closings contemplated by the Financing Agreements, will (i) violate any provision of the Parent Charter, the Parent Bylaws, the Holdco Charter, the Holdco Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained and/or made, (A) violate any Injunction or Law applicable to Parent, Holdco, Merger Sub, any of the Parent Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent, Merger Sub or any of the Parent Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent, Holdco, Merger Sub or any of the Parent Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except for such violations, conflicts, breaches or defaults referred to in clause (ii) that would not, individually or in the aggregate, have a Material Adverse Effect on Parent, Holdco or Merger Sub.

Section 4.4  Consents and Approvals.  Except for (i) the filing with the SEC of the Joint Proxy/Information Statement and the filing and declaration of effectiveness of the Form S-4, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iii) any notices or filings under the HSR Act, (iv) Parent Stockholder Consent, (v) applicable filings with and approvals of the FCC pursuant to the Communications Act and any regulations promulgated thereunder by the FCC; (vi) the Consent Right Holder Consent, and (vii) the consents or approvals listed in Section 4.4 of the Parent Disclosure Letter, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Parent, Holdco or Merger Sub of this Agreement and (B) the consummation by Parent, Holdco and Merger Sub, as applicable, of the Merger and the other Transactions.

Section 4.5  Reports.  (a) Parent and each of the Parent Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 2009 with the Regulatory Agencies, and all other reports and statements required to be filed by them since December 31, 2009 including any report or statement required to be filed pursuant to the Laws of the United States, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments would not, individually or in the aggregate, have a Material Adverse Effect on Parent. There is no unresolved violation by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Parent or any Parent Subsidiaries; there has been no formal or informal inquiry by, or disagreement or dispute with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent since December 31, 2009 that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or materially delay the Closing.

(b) No final registration statement, prospectus, report, schedule or definitive proxy statement filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act (“Parent Reports”), and the respective rules and regulations thereunder, since December 31, 2009, as of the date of such Parent Report (or, if amended prior to the date of this Agreement, as of the date of the last amendment and filing thereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of circumstances under which they were made, not misleading. All Parent Reports filed under the Securities Act and the Exchange Act since December  31, 2009, as of their respective dates, complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to Parent Reports and the statements contained in such certifications are complete and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings ascribed to such terms in SOX. Neither Parent nor any of Parent Subsidiaries has outstanding, or has since December 31, 2009 arranged any outstanding, “extensions of credit” to or for directors or executive officers of Parent in violation of Section 402 of SOX.

(d) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that receipts and expenditures are made only in accordance with the authorizations of management and directors and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) utilized by Parent are reasonably designed to ensure that information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information required to be disclosed is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of Parent to make the certifications required under the Exchange Act with respect to such reports.

(f) Since December 31, 2009, Parent has not received any written notification of any (i) “significant deficiency” or (ii) “material weakness” in Parent’s internal controls over financial reporting. To the knowledge of Parent, there is no outstanding “significant deficiency” or “material weakness” that has not been appropriately and adequately remedied by Parent. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” have the meanings assigned to them in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

(g) None of Parent Subsidiaries is, or at any time since December 31, 2009 has been, subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(h) To the knowledge of Parent, there is no applicable accounting rule, consensus or pronouncement that, as of the date of this Agreement, has been adopted by the SEC, the Financial Accounting Standards Board or the Emerging Issues Task Force that is not in effect as of the date of this Agreement but that, if implemented, would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

(i) Since December 31, 2009, Parent has been in compliance with the applicable requirements of SOX, in each case as in effect from time to time, except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Parent.

Section 4.6  Financial Statements.  (a) The unaudited consolidated balance sheet of Parent and the Parent Subsidiaries as of September 30, 2010, and the related consolidated statements of income and cash flows of the three-month periods then ended, as reported in Parent’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 (the “Parent Financial Statements”) fairly present in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the date thereof, and fairly present in all material respects the results of the consolidated operations, changes in stockholders’

equity, cash flows and consolidated financial position of Parent and the Parent Subsidiaries for the respective fiscal periods or as of the date therein set forth, subject to normal year-end audit adjustments in amounts that are immaterial in nature and amount and are consistent with past experience. Each of the Parent Financial Statements (including the related notes, where applicable), as of their respective dates, complied in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) has been prepared, in all material respects, in accordance with GAAP consistently applied during the periods involved, except as indicated in such statements or in the notes thereto.

(b) Except for those liabilities that are reflected or reserved against on the September 30, 2010 consolidated balance sheet of Parent included in the Parent Financial Statements and for liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2010 that are immaterial in nature or amount, neither Parent nor any of the Parent Subsidiaries has incurred any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due and including any off-balance sheet financings, loans, indebtedness, make whole or similar liabilities or obligations) that would be required to be reflected in a consolidated balance sheet of Parent, except for liabilities and obligations that would not, individually or in the aggregate, have a Material Adverse Effect on Parent and would not prevent or materially delay Closing.

(c) The consolidated balance sheet of Parent and the Parent Subsidiaries as of December 31, 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year ended December 31, 2010 as will be reported in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (such financial statements, the “Parent 2010 Financial Statements”) to be filed with the SEC under the Exchange Act, accompanied by the audit report of the independent public accountants of Parent, will fairly present in all material respects the consolidated financial position of Parent and the Parent Subsidiaries as of the date thereof, and will fairly present in all material respects the results of the consolidated operations, changes in stockholders equity, cash flows and consolidated financial position of Parent and the Parent Subsidiaries for the fiscal year ended December 31, 2010. The Parent 2010 Financial Statements (including the related notes, where applicable) will comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto and each of such statements (including the related notes, where applicable) will be prepared in all material respect in accordance with GAAP consistently applied, except as indicated in such statements or in the notes thereto.

Section 4.7  Absence of Material Adverse Effect.  Since September 30, 2010 through the date of this Agreement, no event or events have occurred that have had or would have, individually or in the aggregate, a Material Adverse Effect on Parent, Holdco or Merger Sub or would prevent or materially delay the Closing.

Section 4.8  Legal Proceedings.  (a) Neither Parent nor any Parent Subsidiary is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any Parent Subsidiary except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent and would not prevent or materially delay the Closing.

(b) There is no Injunction, judgment, or regulatory restriction (other than those of general application that apply to similarly situated radio broadcasting companies or their Subsidiaries) imposed upon Parent, any Parent Subsidiary or the assets of Parent or any Parent Subsidiary that would, individually or in the aggregate, have a Material Adverse Effect on Parent or prevent or materially delay the Closing.

(c) Except as would not have a Material Adverse Effect on Parent, neither Parent nor any of the Parent Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or since September 30, 2010, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its management or its business (each, whether or not set forth in the Parent Disclosure Letter, a “Parent Regulatory Agreement”), or is obligated to make any payment or incur any other expense pursuant to any Parent Regulatory Agreement, nor, to the knowledge of Parent, has Parent or any of the Parent Subsidiaries been advised in writing since September 30, 2010, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Parent Regulatory Agreement.

Section 4.9  Taxes and Tax Returns.  The Parent and the Parent Subsidiaries have duly filed all federal, state, foreign and local Tax Returns required to be filed by them on or prior to the date of this Agreement (all such returns being accurate and complete in all material respects) and have duly paid or made provision for the payment of all Taxes that have been incurred or are due or claimed to be due from them by federal, state, foreign or local taxing authorities other than (i) Taxes that are not yet delinquent or that are being contested in good faith, have not been finally determined and have been adequately reserved against or (ii) Tax Returns or Taxes as to which the failure to file, pay or make provision for would not, individually or in the aggregate, have a Material Adverse Effect on the Parent. Any liability with respect to deficiencies asserted as a result of any audit of the Parent or any of the Parent Subsidiaries Tax Returns by the IRS or any other taxing authority is covered by adequate reserves in accordance with GAAP in the Parent’s financial statements. There are no material disputes pending, or claims asserted in writing, for Taxes or assessments upon the Parent or any of the Parent Subsidiaries for which the Parent does not have adequate reserves.

Section 4.10  Compliance with Applicable Law.  Other than with respect to Tax Laws (which are governed by Section 4.9), Environmental Matters (which are governed by Section 4.11) and FCC Authorizations (which are governed by Section 4.12), Parent and each of the Parent Subsidiaries hold all licenses, franchises, permits, variances, orders, approvals and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to each, and have complied in all respects with and are not in default in any respect under any, applicable Law of any Governmental Entity relating to Parent or any of the Parent Subsidiaries, except where the failure to hold such license, franchise, permit, variance, order, approval or authorization or such noncompliance or default would not, individually or in the aggregate, have a Material Adverse Effect on Parent and would not prevent or materially delay the Closing.

Section 4.11  Environmental Matters.  (a) Hazardous Material.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on Parent, no underground storage tanks and no amount of any substance that has been designated by any Governmental Entity with jurisdiction over the environment or by Environmental Laws to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including PCBs, asbestos, petroleum, urea-formaldehyde and all Hazardous Material are present, as a result of the actions of Parent or any of the Parent Subsidiaries or any Affiliate of Parent, or, to the knowledge of Parent, as a result of any actions of any third party or otherwise, in, on or under any property, including the land and the improvements, ground water and surface water thereof, at concentrations exceeding those allowed by Environmental Laws, that Parent or any of Parent Subsidiaries currently, or, to the knowledge of Parent, formerly owned or leased.

(b) Hazardous Materials Activities.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on Parent: (i) neither Parent nor any of the Parent Subsidiaries has transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Law in effect on or before the Closing Date and (ii) neither Parent nor any of the Parent Subsidiaries has engaged in any Hazardous Materials Activities in violation of any rule, regulation, treaty or statute promulgated by any Governmental Entity in effect prior to or as of the date of this Agreement to prohibit, regulate or control Hazardous Materials or any Hazardous Material Activity.

(c) Environmental Compliance.  Except as would not, individually or in the aggregate, result in a Material Adverse Effect on the Parent: (i) the operations of Parent and the Parent Subsidiaries are, and have been for the five years prior to the Closing Date, in compliance with all applicable Environmental Laws in the respective jurisdictions in which they operate; (ii) Parent and the Parent Subsidiaries have obtained, and have been in compliance with for the five years prior to the Closing Date, all permits required under applicable Environmental Laws for the continued operations of their respective businesses; and (iii) neither Parent nor the

Parent Subsidiaries is subject to any outstanding written orders by any Governmental Entity, or is a party to any agreement with any Governmental Entity or third party respecting (A) Environmental Laws, or (B) any Release or threatened Release of a Hazardous Material.

Section 4.12  FCC Authorizations.  (a) The FCC Authorizations held by Parent or the Parent Subsidiaries are in full force and effect and have not been revoked, suspended, canceled, rescinded or terminated and have not expired, and are not subject to any material conditions except for conditions applicable to radio broadcast licenses generally or as otherwise disclosed on the face of such FCC Authorizations and have been issued for the full terms. Parent and the Parent Subsidiaries are operating, and have operated the Parent Stations in compliance in all material respects with the terms of Parent or the Parent Subsidiaries’ FCC Authorizations, the Communications Act, and FCC rules and policies, and Parent and the Parent Subsidiaries have, in all material respects, timely filed all material applications, reports and other FCC disclosures required by FCC rules and policies to be filed with respect to the Parent Stations and have, in all material respects, timely paid all FCC regulatory fees with respect thereto. Except for administrative rulemakings before the FCC, pending legislative proposals in the United States Congress, or other governmental proceedings affecting the broadcast industry generally, there is not pending or, to the knowledge of Parent, threatened by or before the FCC or any court of competent jurisdiction any proceeding, notice of violation, order of forfeiture or complaint or investigation against or relating to Parent or any Parent Subsidiaries, or any of the Parent Stations.

(b) Section 4.12(b) of the Parent Disclosure Letter sets forth a list of all Arbitron-rated markets where the number of total radio stations or the number of radio stations in a particular radio service (AM or FM) owned by Parent or any Parent Subsidiary (or in which Parent or any Parent Subsidiary otherwise holds an attributable ownership interest under the FCC Media Ownership Rules) exceeds the current ownership limits set forth in the FCC Media Ownership Rules. Such list includes the total number of radio stations in each such market, the number of radio stations in which a single Person may hold an attributable ownership interest under the FCC Media Ownership Rules in that market, and an identification of the radio stations in the market attributable to the Parent.

(c) Parent and the Parent Subsidiaries are in compliance in all material respects with all requirements of FAA with respect to the construction and/or alteration of the Parent Stations’ antenna structures, and, where required, FAA “no hazard” determinations for each antenna structure have been obtained, and where required, each antenna structure has been registered with the FCC.

(d) Parent and the Parent Subsidiaries are entities legally and financially qualified under the Communications Act to enter into this Agreement and to hold the FCC Authorizations held by the Company Subsidiaries. Neither Parent nor the Parent Subsidiaries have any knowledge of any fact that would, under existing law (including the Communications Act) and existing rules, regulations and practices of the FCC, disqualify Parent or the Parent Subsidiaries as a transferee of the FCC Authorizations held by Company Subsidiaries.

Section 4.13  Intellectual Property.  Except as would not have, individually or in the aggregate, a Material Adverse Effect on the Parent and would not prevent or materially delay the Closing, either Parent or a Parent Subsidiary owns, or is licensed or otherwise possesses all rights necessary to use, all call letters, trademarks, trade names, service marks, service names, mark registrations or applications, logos, slogans, jingles, assumed names, universal resource locators, domain names, websites, registered and unregistered copyrights, patent registrations or applications for patent registrations, and trade secrets used in their respective businesses as currently conducted (collectively, the “Parent Intellectual Property”). As of the date of this Agreement, there are no pending or, to the knowledge of the Parent, threatened claims by any Person alleging infringement or misappropriation by the Parent or any Parent Subsidiary arising from their use of the Parent Intellectual Property. To the knowledge of the Parent, the conduct of the businesses of the Parent and the Parent Subsidiaries does not infringe or misappropriate any intellectual property rights of any Person. As of the date of this Agreement, neither the Parent nor any Parent Subsidiary has made any claim of a violation, misappropriation or infringement by others of its rights to or in connection with the Parent Intellectual

Property. To the knowledge of the Parent, no Person is infringing or misappropriating any Parent Intellectual Property, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Parent.

Section 4.14  Financing.  Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed Investment Agreement to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (being collectively referred to as the “Equity Financing”), and (ii) an executed Debt Commitment Letter to provide, subject to the terms and conditions therein, debt financing in an aggregate amount set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the ‘‘Financing”). As of the date of this Agreement, neither the Investment Agreement nor Debt Commitment Letter has been amended or modified and the respective commitments contained in such letters have not been withdrawn or rescinded in any respect. As of the date of this Agreement, each of the Investment Agreement and the Debt Commitment Letter, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and Holdco, respectively, and to the knowledge of Parent, the other parties thereto, except as enforceability may be limited by applicable bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability. Parent has fully paid, or is paying, substantially contemporaneously with the execution and delivery of this Agreement, any and all commitment fees or other fees in connection with the Investment Agreement and the Debt Commitment Letter that are payable on or prior to the date of this Agreement. The net proceeds contemplated by the Financing Letters will, together with cash and cash equivalents available to Parent in the aggregate be sufficient to consummate the Transactions upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith, including payment of all amounts under Article II of this Agreement. As of the date of this Agreement, Parent has no reason to believe that it or Holdco, as applicable, will be unable to satisfy any term or condition of closing to be satisfied by it contained in the Financing Letters. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Holdco under any term or condition of the Financing Letters or that would, individually or in the aggregate, permit the financial institutions party thereto to terminate, or to not make the initial funding of the facilities to be established thereunder upon satisfaction of all conditions thereto; provided that none of Parent, Holdco, or Merger Sub are making any representations in this Section 4.14 regarding the effect of the inaccuracy of any of the representations and warranties in Article III. Except as set forth in the Financing Letters, there are no (i) conditions precedent to the respective obligation of the investors to fund the full amount of the Equity Financing; (ii) conditions precedent to the respective obligations of the lenders specified in the Debt Commitment Letter to fund the full amount of the Debt Financing; or (iii) contractual contingencies under any agreements, side letters or arrangements relating to the Financing to which either Parent, Holdco, Merger Sub or any of their respective Affiliates is a party that would permit the lenders specified in the Debt Commitment Letter or the investors providing the Investment Agreement to reduce the total amount of the Financing (other than retranching or reallocating the Debt Financing in a manner that does not reduce the aggregate amount of the Debt Financing), or that would materially and adversely affect the availability of the Debt Financing or the Equity Financing.

Section 4.15  Opinion.  Prior to the execution of this Agreement, Parent has received an opinion from Moelis & Company, which is based upon and subject to the matters set forth therein as of the date thereof, as to the fairness to Parent from a financial point of view, of the Merger Consideration and the Share Issuance. Such opinion has not been amended or rescinded as of the date of this Agreement.

Section 4.16  Parent Information.  The information relating to Parent and the Parent Subsidiaries to be contained in the Joint Proxy/Information Statement and the Form S-4, or the information relating to Parent and the Parent Subsidiaries that is or will be provided by Parent or its Representatives for inclusion in any other document filed with any other Regulatory Agency in connection with the Transactions, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Joint Proxy/Information Statement (except for such portions thereof that relate only to the Company or any of the Company Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder in all material respects.

Section 4.17  Broker’s Fees.  None of Parent, any Parent Subsidiary or any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related Transactions, other than UBS Investment Bank and Macquarie Capital (USA) Inc.

Section 4.18  Vote Required.  Except for the Parent Stockholder Consent and the Consent Right Holder Consent, no vote of the holders of any class or series of Parent capital stock or indebtedness is necessary to approve the Share Issuance and Parent Charter Amendment and the Transactions (including the Merger).

ARTICLE V.

PRE-CLOSING COVENANTS

Section 5.1  Conduct of Businesses Prior to the Effective Time.  During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement, a provision of the Company Disclosure Letter making reference to this Section 5.1 or as Parent may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed)), the Company will, and will cause each of the Company Subsidiaries to, (i) conduct, in all material respects, its business in the ordinary course; (ii) use commercially reasonable efforts to preserve intact its business organization and its significant business relationships and to retain the services of its current key officers and key Employees; (iii) use commercially reasonable efforts to comply with the Communications Act and FCC rules and policies in the operation of the Company Stations; (iv) promptly deliver to Parent copies of any material reports or applications filed with the FCC (except with respect to the matters governed by Section 6.1, which section will govern such matters); (v) promptly notify Parent of any inquiry, investigation or proceeding which to the knowledge of the Company has been initiated by the FCC relating to the Company Stations (except with respect to the matters governed by Section 6.1, which section will govern such matters); and (vi) diligently prosecute any Pending Applications or any other filings necessary or appropriate in other proceedings before the FCC to preserve or obtain any FCC Authorization for a Company Station without material adverse modification (except with respect to the matters governed by Section 6.1, which section will govern such matters).

Section 5.2  Company Forbearances.  Without limiting the generality of Section 5.1, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement or a provision of the Company Disclosure Letter), the Company will not, and will not permit any of the Company Subsidiaries to, without the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed):

(a) incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (but not including accrual of interest on or maturity of obligations incurred before the date of this Agreement), in excess of $5,000,000 in the aggregate, or make any loan or advance, other than: (i) short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of the Company or any of its directly or indirectly wholly-owned Subsidiaries to the Company or any of the Company Subsidiaries, (ii) guarantees of performance obligations of the Company or any of the Company Subsidiaries in the ordinary course of business, or (iii) drawings under existing credit facilities;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Company Subsidiaries to the Company or to any of its wholly owned Subsidiaries, (B) the acceptance of shares of Company Class A Common Stock or Company Class B Common Stock as payment of the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or Company Warrants or the vesting of restricted stock or other Company Restricted Stock, in each case in accordance with the terms of the applicable award agreements or the Company Equity Incentive Plan pursuant to which the awards were granted, and (C) repurchases or cancellations of unvested shares in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase agreements in effect on the date of this Agreement);

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock, other than grants to employees of the Company made in the ordinary course of business under the Company Equity Incentive Plan;

(iv) issue any additional shares of Company Capital Stock except (A) upon the exercise or in satisfaction of any Company Stock Options or Company Warrants outstanding as of the date of this Agreement or Company Stock Options, Company Warrants or other stock based awards issued thereafter in compliance with this Agreement or (B) for grants of Company Restricted Stock in the ordinary course of business; provided, that such grants of Company Restricted Stock will not exceed 135,000 shares of Company Capital Stock in the aggregate with 50% of such grants to vest on the Closing Date and 50% of such grants to vest six months after the Closing Date, subject to Section 2.12;

(c) except in the ordinary course of business, or as required by Law, an agreement (including, any Company Benefit Plan) in effect on the date of this Agreement or the Company Equity Incentive Plan or as otherwise set forth in the Company Disclosure Letter:

(i) increase any wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any director, executive officer or employee;

(ii) enter into or amend any employment or severance agreements with any director or executive officer;

(iii) establish any bonus or incentive plan;

(iv) pay any pension or retirement allowance not allowed by any existing plan or agreement or by applicable Law;

(v) pay any bonus;

(vi) become a party to, amend or commit itself to, any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any Employee;

(vii) accelerate the vesting of, or the lapsing of restrictions with respect to, any Company Restricted Stock or Company Stock Options (except as provided in Section 2.11); or

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets that, individually or in the aggregate with all other such transactions, have a value in excess of $5,000,000, to any Person other than a Company Subsidiary;

(e) cancel, release, settle or assign any indebtedness or third party claim, action or proceeding that, individually or in the aggregate with all other such indebtedness or claims, has a value in excess of

$5,000,000, in each case other than in the ordinary course of business or pursuant to Contracts in force at the date of this Agreement;

(f) except for the renewal of any local marketing agreement set forth in Section 5.2(f) of the Company Disclosure Letter for a period not to exceed an additional one year term, enter into any local marketing agreement in respect of the programming of any radio or television broadcast station or contract for the acquisition or sale of any radio broadcast station (by merger, purchase or sale of stock or assets or otherwise) or of any equity or debt interest in any Person that directly or indirectly has an attributable interest in any radio broadcast station or acquire or agree to acquire any other business or material assets; provided, however, that it will be deemed reasonable for Parent to withhold consent for any such local marketing agreement or acquisition that would be reasonably likely to delay, impede or prevent receipt of the FCC Approval;

(g) enter into any new line of business that is material to the Company and the Company Subsidiaries, taken as a whole, or materially change any of its technology or operating policies that are material, individually or in the aggregate, to the Company and the Company Subsidiaries, taken as a whole, except in the ordinary course of business or as required by applicable Law;

(h) amend the Company Charter or the Company Bylaws, or otherwise take any action to exempt any Person (other than Parent or the Parent Subsidiaries) from DGCL Section 203 or any similarly restrictive provisions of its organizational documents or, except as contemplated by Section 6.10(b), terminate, amend or waive any provisions of any confidentiality or standstill agreements in place with any third parties;

(i) except as required by GAAP or the SEC as concurred in by its independent auditors or in the ordinary course of business, make any material change in its methods or principles of accounting or make or change any material Tax election;

(j) except as otherwise may be allowed under Section 5.2(c), enter into or amend in any material respect or waive any of its material rights under any Company Material Contract, except in the ordinary course of business consistent with past practice;

(k) adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization;

(l) except as required by Law, enter into or amend in any material respect any collective bargaining agreement; or

(m) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.2.

Section 5.3  Parent, Holdco and Merger Sub Forbearances.  During the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement or a provision of the Parent Disclosure Letter or as the Company may otherwise consent in writing (which consent will not be unreasonably withheld, conditioned or delayed)), Parent will, and will cause each of the Parent Subsidiaries to (i) conduct, in all material respects, its business in the ordinary course and (ii) use commercially reasonable efforts to preserve substantially intact its business organization. Without limiting the generality of the preceding sentence, during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (except as contemplated or permitted by this Agreement or a provision of the Parent Disclosure Letter), Parent, Holdco and Merger Sub will not, and Parent will not permit any of the Parent Subsidiaries to, without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed):

(a) adjust, split, combine or reclassify any of Parent’s capital stock;

(b) amend the Parent Charter or the Parent Bylaws;

(c) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (i) dividends paid by any of Parent Subsidiaries to Parent or to any of its wholly owned Subsidiaries, (ii) the acceptance of shares of Parent Common Stock as payment of the exercise price of stock options or for withholding Taxes incurred in connection with the exercise of Parent Equity Awards or Parent Warrants or the vesting of restricted stock, in each case in accordance with past practice and the terms of the applicable award agreements or equity plans pursuant to which the awards were granted, and (iii) repurchases or cancellations of unvested shares in connection with the termination of the employment relationship with any employee of Parent pursuant to stock option or purchase agreements in effect on the date of this Agreement);

(d) issue any additional Parent Shares, except pursuant to awards made pursuant to Parent employee benefit plans to directors in the ordinary course, and the issuance of up to 10,000,000 shares in connection with acquisitions in the ordinary course of business; provided such issuances would not reasonably be expected, individually or in the aggregate, to impair or delay the ability of Parent or Merger Sub to satisfy any of the conditions to the Merger set forth in this Agreement;

(e) adopt or recommend a plan of complete or partial dissolution, liquidation, recapitalization, restructuring or other reorganization;

(f) except as required by GAAP or the SEC as concurred in by its independent auditors or in the ordinary course of business, make any material change in its methods or principles of accounting or make or change any material Tax election;

(g) acquire by merging or consolidating with, or by purchasing all of or a controlling equity interest in, or by any other manner, any Person or division, business or equity interest of any Person if such acquisition would reasonably be expected to impair or delay the ability of Parent, Holdco or Merger Sub (i) to satisfy any of the conditions to the Merger set forth in this Agreement or (ii) solely with respect to cash acquisitions, to perform any of the obligations regarding the making of cash payments to the Company set forth in Article VIII to the extent such obligations become due and payable;

(h) enter into any new line of business that is material to the Parent and the Parent Subsidiaries, taken as a whole, except in the ordinary course of business or as required by applicable Law;

(i) make any optional prepayments of indebtedness; or

(j) agree to take, make any commitment to take, or adopt any resolutions of the Parent Board in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1  Regulatory Matters; Third Party Consents.  (a) Parent and the Company will as promptly as practicable prepare and file with the SEC the Joint Proxy/Information Statement and Parent will as promptly as practicable prepare and file with the SEC the Form S-4 in which the Joint Proxy/Information Statement will be included as a prospectus. Parent will use its reasonable best efforts, and the Company will use its reasonable best efforts to cooperate with Parent, to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and thereafter mail or deliver the Joint Proxy/Information Statement to its respective stockholders.

(b) The parties will cooperate with each other and use their respective reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and

Governmental Entities that are necessary or advisable to consummate the Transactions (including the Merger) and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The Company and Parent will have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to the Company or Parent, as the case may be, and any of their respective Subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Transactions. In exercising the foregoing right, each of the parties will act reasonably and as promptly as practicable. The parties will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the Transactions and each party will keep the other apprised of the status of matters relating to completion of the Transactions.

(c) Each of Parent and the Company will, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy/Information Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger and the other Transactions.

(d) Each of Parent and the Company will promptly advise the other upon receiving any communication from any Governmental Entity consent or approval of which is required for consummation of the Transactions.

(e) Notwithstanding the foregoing, Parent will promptly take, in order to consummate the Transactions, all reasonable best efforts necessary (i) to secure the expiration or termination of any applicable waiting period under the HSR Act (the “HSR Clearance”) and/or to resolve any objections asserted by any Governmental Entity with respect to the Transactions under any antitrust Law (each, an “Objection”) and (ii) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, Injunction or other order that would prevent, prohibit, restrict or delay the consummation of the Transactions, in each case including (A) executing settlements, undertakings, consent decrees, stipulations or other agreements with any such party and (B) selling, divesting or otherwise conveying particular assets or categories of assets or businesses of Parent and its Affiliates. Such efforts will include taking all actions contemplated by the previous sentence, subject only to a limitation that those actions would not have a Material Adverse Effect on Parent and the Company on a combined basis after the Merger is completed. Parent will respond to and seek to resolve as promptly as practicable any Objections that are raised and refrain from taking any action that would reasonably be expected to impede or delay HSR Clearance. No actions taken pursuant to this Section 6.1(e) will be considered for purposes of determining whether a Material Adverse Effect on the Company or Parent has occurred.

(f) Except as otherwise contemplated by this Agreement, (i) Parent and the Company will cooperate, and Parent, to the extent not inconsistent with its fiduciary obligations, will cause Cumulus Media Partners, LLC (“CMP”) to cooperate, to prepare such applications as may be commercially reasonable and necessary for submission to the FCC in order to obtain the FCC Approval (the “FCC Applications”) and will promptly file (the earlier of the actual filing date and the date that is 15 Business Days following the date that this Agreement is executed) such FCC Applications with the FCC; (ii) Parent and/or the Company will file such applications (the “Divestiture Applications”) with the FCC as may be commercially reasonable and necessary under the Communications Act and FCC rules and policies which propose the assignment of FCC Authorizations, including those from markets identified in Section 4.12 of the Parent Disclosure Letter to third parties or to a divestiture trust that would, upon consummation, enable Parent to be in compliance with the FCC Media Ownership Rules as of the Effective Time, and (iii) each of Parent and the Company will (A) diligently take, or cooperate in the taking of, all necessary, desirable, proper and reasonable best efforts, and provide any additional information, reasonably required or requested by the FCC with respect to the FCC Applications and the Divestiture Applications; (B) keep the other informed of any material communications (including any meeting, conference or telephonic call) and will provide the other copies of all correspondence between it (or its advisors) and the FCC with respect to the FCC Applications and the Divestiture

Applications; (C) permit the other to review any material communication relating to the FCC Applications and the Divestiture Applications to be given by it to the FCC; (D) to notify as soon as reasonably practicable the other in the event it becomes aware of any other facts, actions, communications or occurrences that might directly or indirectly affect Parent’s or the Company’s intent or ability to effect prompt FCC approval of the FCC Applications and the Divestiture Applications; (E) oppose, and Parent will, to the extent not inconsistent with its fiduciary obligations, cause CMP to oppose, any petitions to deny or other objections filed with respect to the FCC Applications or the Divestiture Applications and any requests for reconsideration or judicial review of the FCC Approval; and (F) not take, and Parent will, to the extent not inconsistent with its fiduciary obligations, cause CMP not to take, any action that would reasonably be expected to materially delay, materially impede or prevent receipt of the FCC Approval or the FCC’s grant of the Divestiture Applications. The fees required by the FCC for the filing of the FCC Applications and the Divestiture Applications will be borne one half by Parent (on behalf of Holdco and Merger Sub) and one half by the Company. The procedures for any divestiture (including the selection of specific stations) will be subject to coordination, review and reasonable approval of Parent and the Company.

(g) Each of Parent and the Company will give and Parent will, to the extent not inconsistent with its fiduciary obligations, cause CMP to give, any notices to third parties, and Parent and the Company will use, and Parent will, to the extent not inconsistent with its fiduciary obligations, cause CMP to use, reasonable best efforts to obtain any third party consents not covered by subparagraphs (a) and (b) above, necessary, proper or advisable to consummate the Merger. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including immediately informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement.

(h) Parent and the Company acknowledge that license renewal applications (each, a “Renewal Application”) may be pending before the FCC with respect to the Company Stations (each, a ‘‘Renewal Station”). In order to avoid disruption or delay in the processing of the FCC Applications and the Divestiture Applications, the Company will use reasonable best efforts to promptly prosecute and resolve any issues with respect to pending Renewal Applications. The Company will promptly advise Parent of any communications from the FCC with respect to those pending Renewal Stations, and, if necessary and appropriate, Parent and the Company will request that the FCC apply its policy permitting license assignments and transfers in transactions involving multiple markets to proceed, notwithstanding the pendency of one or more Renewal Applications. Parent and the Company agree to make such representations and undertakings as necessary or appropriate to invoke such policy, including undertakings by Parent or the Parent Subsidiaries to assume the position of applicant with respect to any pending Renewal Applications, and to assume the risks relating to such applications. To the extent reasonably necessary to expedite grant of a Renewal Application, and thereby facilitate grant of the FCC Applications and the Divestiture Applications, Parent and the Company will enter into tolling agreements with the FCC with respect to the relevant Renewal Application as necessary or appropriate to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Renewal Station in connection with any pending complaints, investigations, letters of inquiry, or other proceedings, including, but not limited to, complaints that such Renewal Station aired programming that contained obscene, indecent or profane material (a “Tolling Agreement”). Parent and the Company will consult in good faith with each other prior to entering into any such Tolling Agreement. Section 6.1(h) of the Company Disclosure Letter sets forth all radio stations owned by the Company or any Subsidiary of the Company with Renewal Applications pending as of the date of this Agreement.

(i) In addition to the filing of any Divestiture Applications as may be required by the Communications Act and FCC rules and policies, each of Parent and the Company agree to, and will cause their respective Subsidiaries to, timely use reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any communications or broadcast Law (including the FCC Media Ownership Rules) that may be required by the FCC, so as to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable. Such efforts will include all actions contemplated by the previous sentence, including committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the divestiture of such assets as are required to be divested in order to obtain the FCC Approval, or to avoid the entry of, or to effect the dissolution of or vacate or lift, any order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement, subject only to a limitation that those actions would not have a Material Adverse Effect on Parent and the Company on a combined basis after the Merger is completed.

(j) Each of Parent and the Company agrees to use, and cause Company Subsidiaries and Parent Subsidiaries to use and Parent will, to the extent not inconsistent with its fiduciary obligations, cause CMP to use, reasonable best efforts to correct any errors, inconsistencies or other problems with the FCC Authorizations.

(k) Notwithstanding anything to the contrary in this Agreement, in no event will Parent be required to take any actions described in Section 6.1(e) or Section 6.1(i) that would irrevocably take effect prior to the Effective Time or that would have a Material Adverse Effect on Parent and the Company on a combined basis after the Merger is completed.

Section 6.2  Access to Information.  (a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent will, and will cause each of their Subsidiaries to, afford to the Representatives of the other, reasonable access, during normal business hours during the period prior to the Effective Time, to all its personnel, properties, books, Contracts, commitments and records, and, during such period, the parties will, and will cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities Laws (other than reports or documents that such party is not permitted to disclose under applicable Law) and (ii) all other information concerning its business, properties and personnel as the other may reasonably request; provided, however, neither the Company nor Parent nor any of their respective Subsidiaries will be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. In furtherance of the foregoing, from the period beginning immediately after the receipt of HSR Clearance until the Effective Time, the Company will (i) afford Parent the opportunity to hold meetings with Company personnel at reasonable times during ordinary business hours and upon reasonable advance notice provided to the Chief Financial Officer and Senior Vice President — Finance of the Company; (ii) afford Parent with reasonable access to visit and inspect the Company’s properties, including, but not limited to, the Company Stations during ordinary business hours and upon reasonable advance notice provided to the Chief Financial Officer and Senior Vice President — Finance of the Company; provided, that with respect to clauses (i) and (ii) one or more Company employees designated by the Chief Financial Officer and Senior Vice President — Finance of the Company are afforded the opportunity to be present at such meetings and visits and any such meetings and visits will be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties, and (iii) to the extent the Company maintains any such reports, provide on a monthly basis Parent with copies of the Company’s weekly market by market and overall consolidated pacing reports and monthly market, station level, and business segment P&L reports and any other reports reasonably requested by Parent.

(b) All information and materials provided pursuant to this Agreement will be subject to the provisions of the Confidentiality Agreement entered into between the Company and Parent as of January 31, 2011 (the “Confidentiality Agreement”).

(c) No investigation by either of the parties or their respective representatives will affect the representations and warranties of the other set forth in this Agreement.

Section 6.3  Stockholder Approval.  The Company will call a meeting of its stockholders to be held as soon as reasonably practicable after the Joint Proxy/Information Statement is cleared by the SEC staff for mailing for the purpose of obtaining the requisite stockholder approvals required in connection with this Agreement and the Merger. Subject to and until the Company Board effects a Change of Recommendation pursuant to Section 6.10(d), the Company Board will use its reasonable best efforts to obtain from its stockholders the Company Stockholder Approval. Subject to Section 6.10(d), the Company Board will recommend that its stockholders vote in favor of the adoption of this Agreement (the “Company Board Recommendation”). Subject to the Company’s right to terminate this Agreement under Section 8.1(c)(ii), the Company and Parent agree that the Company’s obligations pursuant to the first two sentences of this Section 6.3 will not be affected by the commencement, public proposal or communication to the Company of any Acquisition Proposal or by the withdrawal or modification by the Company Board, of the Company Board Recommendation.

Section 6.4  Nasdaq Stock Market Listing.  Parent will use reasonable best efforts to cause the shares of Parent Class A Common Stock, Parent Class B Common Stock (including shares of Parent Class B Common Stock to be issued upon exercise of Company Warrants) and Parent Exchange Warrants to be issued, or reserved for issuance, in connection with the Merger to be approved for listing on the Nasdaq Stock Market, subject to official notice of issuance, prior to the Effective Time.

Section 6.5  Employee Matters.  (a) For a period of six months following the Effective Time, Parent will provide, or will cause to be provided to each employee of the Company or any Company Subsidiary (the “Company Employees”) medical benefits under the applicable Company Benefit Plan as in effect immediately prior to the Effective Time. As of the Effective Time, Parent will cause the Surviving Corporation and its Subsidiaries to honor in accordance with their terms, all written employment, retention and change in control agreements and arrangements existing immediately prior to the execution of this Agreement and listed in, or as specifically contemplated by Section 5.2(c) of the Company Disclosure Letter, which are between the Company or any Company Subsidiary and any director, officer or employee thereof or maintained by the Company or any Company Subsidiary.

(b) Subject to Section 6.5(a), upon the Effective Time, and following thereafter, Company Employees will be entitled, to the extent that it is practicable to do so consistent with applicable insurance Contracts and other agreements under which such plans are maintained, to participate in Parent retirement, welfare benefit and similar plans without regard to waiting periods, exceptions for pre-existing conditions, requirements of insurability or any “actively at work” requirement or exclusion and giving effect to years of service with the Company or any Company Subsidiary as if such service were with Parent (provided, however, that no credit for years of service with the Company or any Company Subsidiary will be given for purposes of benefit accrual under any defined benefit pension plan of Parent) as well as credit under Parent’s group health plans for all deductibles and co-payments and amounts paid toward out-of-pocket limits made by such Company Employees under the group health plans maintained by the Company prior to the Effective Time.

(c) Nothing herein expressed or implied will (i) confer upon any of the Company Employees any rights or remedies (including any right to employment or continued employment for any specified period) of any kind whatsoever under or by reason of this Agreement or (ii) subject to the provisions of Section 6.5(a) and (b) above, obligate Parent, the Surviving Corporation or any Parent Subsidiary to maintain any particular Company Benefit Plan or grant or issue any equity-based awards or limit the ability of Parent to amend or terminate (or cause to be amended or terminated) such Company Benefit Plans to the extent permitted thereunder in accordance with their terms. None of the provisions of this Agreement are intended to constitute an amendment to any Company Benefit Plan and no Company Employee will have the right to enforce or compel the enforcement of any provisions of this Section 6.5 or this Agreement.

Section 6.6  Indemnification; Directors’ and Officers’ Insurance.  (a) After the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any of the Company Subsidiaries or who is or was serving at the request of the Company or any of the Company Subsidiaries as a director, officer, employee or agent of another Person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such individual is or was a director, officer or employee of the Company or any of the Company Subsidiaries or (ii) this Agreement or any of the Transactions, whether asserted or arising before or after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify, defend and hold harmless, such Indemnified Parties against such claims, actions, suits or proceedings, to the fullest extent that would be permitted under applicable Delaware corporate Law as of the Effective Time (including reimbursement for reasonable fees and expenses incurred in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party). From and after the Effective Time, Parent will, and will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company to indemnify, defend and hold harmless, the Indemnified Parties as provided in the Company Charter and the Company Bylaws in effect on the date of this Agreement, and any agreement listed in the Company Disclosure Letter, except that, to the extent any such matter arises out of service by any individual as a director or officer of Parent as of or after the Merger, such indemnity will be provided in accordance with the Parent Charter and Parent Bylaws, as in effect from time to time, and any director and officer indemnification agreements between Parent and such Person.

(b) Parent will use its reasonable best efforts to cause the individuals covered by the Company’s directors’ and officers’ liability insurance immediately prior to the Effective Time to be covered for a period of six years after the Effective Time by the directors’ and officers’ liability insurance as in effect on the Measurement Date, and if that is not practicable, then such insurance not substantially less favorable to the insured than the policy maintained by the Company as of the Measurement Date (such other insurance may include so-called “tail” policies, of at least the same coverage and amounts containing terms and conditions that are not less advantageous than the Company’s policy as in effect on the Measurement Date) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such, and provided further that in no event will Parent be required to expend in any year an amount in excess of 300% of the annual aggregate premiums currently paid by the Company for such insurance (the “Maximum Premium”). Notwithstanding anything to the contrary, prior to the Effective Time, the Company may purchase a “tail” insurance policy to cover for a period of six years after the Effective Time the individuals covered by the Company’s directors’ and officers’ liability insurance immediately prior to the Effective Time; provided that the amount paid by the Company for such “tail” policy will not exceed an amount equal to 300% of the annual aggregate premiums currently paid by the Company for such insurance. In the event that the Company purchases such a “tail” policy prior to the Effective Time, Parent and the Surviving Corporation will maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder. If insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent will maintain policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium.

(c) This Section 6.6 will survive the Effective Time and is expressly intended to be for the benefit of, and will be enforceable by the Indemnified Parties and their respective heirs and personal representatives and will be binding on Parent and the Surviving Corporation and their respective successors and assigns. In the event that Parent or the Surviving Corporation or their respective successors or assigns (i) consolidates with or merges into any other Person and will not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision will be made so that the successor and assign of Parent or the Surviving Corporation, as the case may be, honor the obligations set forth with respect to Parent or the Surviving Corporation, as the case may be, in this Section 6.6.

Section 6.7  Additional Agreements.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of the Company, the then current officers and directors of each party and their respective Subsidiaries will take all such necessary action as may be reasonably requested by Parent.

Section 6.8  Advice of Changes.  Each of Parent and the Company will promptly advise the other of any change or event, of which it has knowledge, (i) having or reasonably likely to have a Material Adverse Effect on Parent or the Company, as the case may be, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 6.8 will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

Section 6.9  Exemption from Liability Under Section 16(b).  Parent and the Company agree that, in order to most effectively compensate and retain Company Insiders in connection with the Merger, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with the conversion of Company Shares into Parent Shares in the Merger, and for compensatory and retentive purposes agree to the provisions of this Section 6.9. Assuming that the Company delivers to Parent the Section 16 Information in a timely fashion, the Parent Board, or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), will adopt a resolution providing that the receipt by Company Insiders of Parent Shares in exchange for Company Shares pursuant to the Transactions, to the extent such securities are listed in the Section 16 Information, is intended to be exempt from liability pursuant to Section 16(b) under the Exchange Act.

Section 6.10  Company Board Recommendation; Acquisition Proposals.  (a) Subject to the provisions of this Section 6.10, the Company will not, nor will it authorize or permit any of the Company Subsidiaries to, and will cause the Company Subsidiaries and its Representatives not to, (i) initiate, solicit or knowingly encourage the submission of, or, other than informing Persons of the provisions contained in this Section 6.10, participate or engage in any negotiations or discussions with respect to, any Acquisition Proposal, (ii) in connection with any potential Acquisition Proposal, disclose or furnish any nonpublic information or data to any Person concerning the Company or afford any Person other than Parent or its Representatives access to the properties, books or records of the Company and the Company Subsidiaries, except as required by Law, pursuant to a request for information of any Governmental Entity or in accordance with, and pursuant to Section 6.10(b) or (iii) enter into or execute, or propose to enter into or execute, any Acquisition Agreement. The Company will, and will cause the Company Subsidiaries and Representatives of the Company and the Company Subsidiaries to, cease immediately and cause to be terminated all discussions and negotiations with any Person (other than Parent, Holdco, Merger Sub, Investors or their respective Representatives) that commenced prior to the date of this Agreement regarding any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, and request from each Person that has executed a confidentiality agreement with the Company the prompt return or destruction of all confidential information previously furnished to such Person or its Representatives and terminate access by each such Person and its Representatives to any online or other data rooms containing any information in respect of the Company or any of the Company Subsidiaries.

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to receiving the Company Stockholder Approval, the Company and its Representatives may, in response to an Acquisition Proposal that was not solicited by the Company, any of the Company Subsidiaries or any of their respective Representatives and did not otherwise result from a breach of this Section 6.10, participate in discussions or negotiations (including, as a part thereof, making any counterproposal) with, or furnish any nonpublic information or data to, or afford access to the properties, books or records of the Company to, the Person or Persons (but only after any such Person(s) enters into a customary confidentiality agreement with the Company not materially less restrictive of such Person(s), to the extent it has not previously done so, than the Confidentiality Agreement (it being understood and agreed that such confidentiality agreement need not restrict the making of an Acquisition Proposal) and which may not provide for an exclusive right to negotiate with the Company and may not restrict the Company from complying with this Section 6.10(b) and Section 6.10(c)), making such Acquisition Proposal and their respective Representatives and potential sources of financing, if the Company Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal is, or would reasonably be expected to lead to, a Superior Proposal. From and after the date of this Agreement, the Company will not grant any waiver, amendment or release under any standstill agreement unless the Company Board determines in good faith, after consultation with outside counsel, that the failure to grant any such waiver, amendment or release would reasonably be expected to be inconsistent with the directors’ obligations under applicable Law. All information provided to a third party under this Section 6.10(b) will be provided or made available on a prior or substantially concurrent basis to Parent if such information has not previously been provided to Parent.

(c) The Company will as promptly as reasonably practicable, and in any event within 24 hours after receipt, notify Parent orally and in writing of the receipt of any Acquisition Proposal or request for information or inquiry which the Company believes could reasonably be expected to lead to an Acquisition Proposal. The written notice will include the identity of the Person making such Acquisition Proposal, request or inquiry, the material terms of the Acquisition Proposal, request or inquiry (including any material written amendments or modifications, or any proposed material written amendments or modifications, thereto), and the Company will keep Parent reasonably informed on a prompt basis of any material changes (and in any event within 24 hours of the Company being aware of such changes) with respect to such Acquisition Proposal, request or inquiry. The Company will provide Parent with prompt notice (and in any event within 24 hours of such determination) of any determination by the Company Board that such Acquisition Proposal constitutes a Superior Proposal.

(d) Subject to the provisions of this Section 6.10, neither the Company Board nor any committee thereof will, directly or indirectly, (i) (A) withdraw or modify, or publicly propose to withdraw or modify, in a manner adverse to Parent, the Company Board Recommendation, (B) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, any Acquisition Proposal, (C) in the event of a tender offer or exchange offer for any outstanding shares of Company Capital Stock, fail to recommend against acceptance of such tender offer or exchange offer by the Company’s stockholders within ten Business Days of the commencement thereof (for the avoidance of doubt, the taking of no position or a neutral position by the Company Board in respect of the acceptance of any tender offer or exchange offer by its stockholders as of the end of the ten day Business Day period will constitute a failure to recommend against any such offer); or (D) recommend that the Company’s stockholders reject adoption of this Agreement, the Merger or the Transactions (any action described in clauses (A)-(D) above being referred to as a “Change of Recommendation”) or (ii) allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement, or other similar agreement (I) related to any Acquisition Proposal (other than any confidentiality agreement pursuant to Section 6.10(b)) (an “Acquisition Agreement”) or (II) requiring it to abandon, terminate or fail to consummate the Transactions.

(e) Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time after the date of this Agreement and prior to the receipt of the Company Stockholder Approval, (i) solely in response to a Superior Proposal which was not solicited by the Company or the Company Subsidiaries or any of the Company Representatives and did not otherwise result from a breach of this Section 6.10, the Company Board may terminate this Agreement pursuant to Section 8.1(c)(ii) in order to cause the Company to concurrently enter into a definitive Acquisition Agreement with respect to a Superior Proposal or (ii) the Company Board may effect a Change of Recommendation, in the case of each of clause (i) and clause (ii) above, only (A) if and to the extent, that the Company Board determines in good faith, after consultation with outside counsel and its financial advisor, that failing to take any such action would be reasonably likely to be inconsistent with the directors’ obligations under applicable Law and (B) at a time that is after 5:00 p.m. (NY time) on the fourth Business Day following the Company’s delivery to Parent of written notice advising Parent that the Company Board intends to take such action, specifying, in the case of clause (i), the terms and conditions of such Superior Proposal, including the identity of the Person making the Superior Proposal and, in the case of clause (ii), reasonable details regarding the cause for, and nature of, the withdrawal or modification of the Company Board Recommendation; provided, however, that (I) with respect to any applicable Superior Proposal, any amendment to the financial terms or any other material term of such Superior Proposal will require a new written notice by the Company and a new such four Business Day period, and no such termination of this Agreement by the Company or withdrawal or modification of the Company Board Recommendation may be made during any such four Business Day period, (II) the Company will, and will cause its financial and legal advisors to, during such four Business Day period described above, to the extent requested by Parent, negotiate with Parent in good faith, to make such changes in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal or that the cause for such withdrawal or modification of the Company Board Recommendation ceases to exist, as applicable, (III) the Company Board will take into account any written proposal to amend the financial and other terms of this Agreement proposed by Parent in response to any such written notice by the Company or otherwise and (IV) the requirements for terminating this Agreement pursuant to Section 8.1(c)(ii) or effecting a Change of Recommendation are still satisfied at the time this Agreement is terminated or at the time of such withdrawal or modification of the Company Board Recommendation, as applicable.

(f) Nothing contained in this Section 6.10 or elsewhere in this Agreement will prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position contemplated by Rules 14d-9 and 14e-2 of the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, the failure so to disclose would be inconsistent with the directors’ obligations under applicable Law, provided that the Company and the Company Board may not effect a Change of Recommendation, except to the extent permitted by Section 6.10(e). It is understood and agreed that a “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act or a factually accurate public statement of the Company that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto will not constitute a Change of Recommendation.

Section 6.11  Control of the Other Party’s Business.  Nothing contained in this Agreement will give Parent, directly or indirectly, the right to control or direct the operations of the Company or will give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 6.12  Subsidiary Compliance.  Parent will cause Holdco and Merger Sub to comply with all of Holdco’s and Merger Sub’s obligations under or relating to this Agreement. Holdco and Merger Sub will not engage in any business which is not in connection with the Merger. Parent will vote all of the shares of Holdco in favor of the adoption of this Agreement. Holdco will vote all of the shares of Merger Sub in favor of the adoption of this Agreement.

Section 6.13  Actions with Respect to Existing Debt.  (a) Solely upon the request of Parent, the Company will use its reasonable best efforts to commence as promptly as practicable following the date of receipt of the Notes Tender Offer Documents from Parent pursuant to subparagraph (c) below, together with applicable written instructions from Parent to commence the Notes Tender Offer (as defined below), such offers to purchase, consistent with the terms of section 3.10 of the Indenture (as defined below) or otherwise, and related consent solicitations with respect to the Notes (as defined below) as, and on the terms and conditions (including as such terms and conditions may be amended, modified or waived by Parent from time to time) set forth by Parent (or as may otherwise be agreed between the Company and Parent) and such other customary terms and conditions as are reasonably acceptable to Parent and the Company (including related or stand-alone consent solicitations, collectively, the “Notes Tender Offer”); provided that (i) this Agreement will not have been terminated in accordance with Article VIII, (ii) the Company will have received from Parent the completed Notes Tender Offer Documents which will be in form and substance reasonably satisfactory to the Company, and (iii) at the time of such commencement, Parent, Holdco and Merger Sub will have otherwise performed or complied with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Notes Tender Offer is to be commenced. The Company will waive any of the conditions to the Notes Tender Offer (other than that the Merger will have been consummated and that there will be no order prohibiting consummation of the Notes Tender Offer) as may be reasonably requested by Parent in writing and will not, without the written consent of Parent, waive any condition to the Notes Tender Offer or make any changes to the Notes Tender Offer other than as agreed by Parent and the Company. “Notes” means all outstanding 7.75% Senior Secured Notes due 2018 of the Company.

(b) The Company agrees that, promptly following the consent expiration date, assuming the requisite consents are received, the Company and each of the Company Subsidiaries as is necessary will execute a supplemental indenture (the “Supplemental Indenture”) to the indenture, dated as of December 10, 2010, between the Company, Wilmington Trust Company and Deutsche Bank Trust Company Americas (the “Indenture”), which Supplemental Indenture will implement the amendments set forth in the Notes Tender Offer Documents and will become operative upon acceptance of the Notes for payment pursuant to the Notes Tender Offer (or in the case of a Notes Tender Offer which is a stand-alone consent solicitation, the conditions thereto being satisfied or waived) and concurrently with the Effective Time, subject to the terms and conditions of this Agreement (including the conditions to the Notes Tender Offer). Concurrent with the Effective Time, Parent will cause the Company to accept for payment and after the Effective Time, Parent will cause the Surviving Corporation to promptly pay for the Notes that have been properly tendered and not properly withdrawn pursuant to the Notes Tender Offer and, subject to receipt of the requisite consents, pay for consents validly delivered and not revoked in accordance with the Notes Tender Offer.

(c) Promptly after the date of this Agreement, Parent, at its own expense, will prepare all necessary and appropriate documentation in connection with the Notes Tender Offer, including the offers to purchase, related consents and letters of transmittal and other related documents (collectively, the “Notes Tender Offer Documents”). Parent and the Company will, and will cause their respective Subsidiaries to, reasonably cooperate with each other in the preparation of the Offer Documents. The Notes Tender Offer Documents (including all amendments or supplements thereto) and all mailings to the holders of the Notes in connection with the Notes Tender Offer will be subject to the prior review of, and comment by, the Company and Parent and will be reasonably acceptable in form and substance to each of them. If at any time prior to the completion of the Notes Tender Offer any information in the Notes Tender Offer Documents should be discovered by the Company or its Subsidiaries, on the one hand, or Parent, on the other, which should be set forth in an amendment or supplement to the Notes Tender Offer Documents, so that the Notes Tender Offer Documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of circumstances under which they are made, not misleading, the party that discovers such information will promptly notify the other party in writing, and an appropriate amendment or supplement describing such information, in form and substance acceptable to Parent, will be disseminated by or on behalf of the Company to the holders of the applicable Notes. Notwithstanding anything to the contrary in this Section 6.13, the Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable Law to the extent such Laws are applicable in connection with the Notes Tender Offer. To the extent that the provisions of any applicable Law conflict with this Section 6.13, the Company will comply with the applicable Law and will not be deemed to have breached their obligations hereunder by such compliance.

(d) In connection with the Notes Tender Offer, Parent may select one or more dealer managers or solicitation agents, information agents, depositaries and other agents to provide assistance in connection therewith and the Company will, and will cause the Company Subsidiaries to, enter into customary agreements (including indemnities which will be effective only if the Merger is consummated) with such parties so selected and on terms and conditions acceptable to Parent. Parent will pay, or cause to be paid, the fees and expenses of any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Notes Tender Offer and Parent further agrees to pay, or cause to be paid, all reasonable out-of-pocket expenses (including reasonable fees and expenses incurred by the Company and the Company Subsidiaries’ Representatives) in connection with the Notes Tender Offer. Parent, Holdco and Merger Sub will, on a joint and several basis, indemnify and hold harmless the Company, the Company Subsidiaries, and their respective Representatives (other than any direct indemnification of any dealer manager or solicitation agent, which will be indemnified under the applicable dealer manager or solicitation agent agreement); provided, however, that Parent, Holdco and Merger Sub will indemnify the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with any dealer manager or solicitation agent agreement from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Notes Tender Offer and the Notes Tender Offer Documents; provided, however, that neither Parent, Holdco nor Merger Sub will have any obligation to indemnify and hold harmless any such party or Person to the extent that such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred arises from disclosure regarding the Company and the Company Subsidiaries supplied by such party or Person or included in any Company Report that is determined to have contained a material misstatement or omission.

(e) To the extent that, as of the Closing Date, the requisite consents have not been validly delivered (without having been properly withdrawn) in accordance with the Notes Tender Offer with respect to any Notes by the holders thereof, at the request of Parent, the Company will, promptly take such other actions under the Indenture as may be requested and determined by Parent to be necessary or advisable with respect to all of the then outstanding Notes as have not delivered the requisite consents to provide for the satisfaction and discharge of such Notes and the Indenture or assist Parent in making arrangements for the defeasance of any such Notes in accordance with the terms of the Indenture and the terms of such Notes to the extent that such instruments permit such defeasance; provided that Parent will irrevocably deposit with the applicable trustee under the Indenture at the Closing sufficient funds or securities, as applicable, to effect such satisfaction and discharge or defeasance. Nothing in this Section 6.13 will be construed to limit or alter the rights and obligations of the Company, its Subsidiaries or Representatives to commence an exchange offer for the Notes pursuant to the Registration Rights Agreement (defined in the Indenture). In connection with any such exchange offer for the Notes, Parent will, and will cause its Subsidiaries and Representatives to, reasonably cooperate with the Company in the preparation of the documents and other materials necessary for such exchange offer.

Section 6.14  Financing.  (a) Subject to the terms and conditions of this Agreement, Parent will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Letters, and will not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Financing Letters if such amendment, modification or waiver would (i) reduce the aggregate amount of the Financing, or (ii) impose new or additional conditions, or otherwise amend, modify or expand any conditions, to the receipt of the Financing, in the case of either clause (i) or (ii) above in a manner that would reasonably be expected to (A) materially delay or prevent the Closing Date, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (C) materially adversely impact the ability of Parent, Holdco or Merger Sub to enforce its rights against the other parties to the Financing Letters or the definitive agreements with respect thereto, the ability of Parent, Holdco or Merger Sub to consummate the Transactions or the likelihood of consummation of the Transactions; provided, however, that Parent, Holdco and Merger Sub may (i) amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (ii) otherwise amend or replace the Debt Commitment Letter so long as (x) such amendments do not impose terms or conditions that would reasonably be expected to materially delay or prevent the Closing, (y) the terms are not, taken as a whole, materially less beneficial to Parent, Holdco or Merger Sub, with respect to conditionality, than those in the Debt Commitment Letter as in effect on the date of this Agreement and (z) with respect to replacements, the replacement debt commitments otherwise satisfy the terms and conditions of an Alternative Financing set forth below. Parent may enter into discussions regarding, and may enter into arrangements and agreements relating to, the Equity Financing to add other equity providers, on the condition that such arrangements or agreements (i) do not reduce the aggregate amount of the Equity Financing, (ii) do not impose terms or conditions that would reasonably be expected to delay or prevent the Closing Date, (iii) are not, taken as a whole, materially less beneficial to Parent, Holdco or Merger Sub, with respect to conditionality, than those in the Investment Agreement as in effect on the date of this Agreement and (iv) with respect to any such equity provider, such Equity Provider enters into an Investment Agreement on substantially the same terms and conditions as the Investment Agreement then in effect. Parent will use its reasonable best efforts to (I) maintain in effect the Financing Letters (including any definitive agreements entered into in connection with any such Financing Letters), (II) satisfy on a timely basis (taking into account the Marketing Period) all conditions in the Financing Agreements applicable to Parent, Holdco and Merger Sub to obtaining the Financing, (III) consummate the Equity Financing at or prior to the Closing, (IV) negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on terms and conditions contained in the Debt Commitment Letter or consistent in all material respects with the Debt Commitment Letter (such definitive agreements, together with the Financing Letters, the ‘‘Financing Agreements”) and promptly upon execution thereof provide complete executed copies of such definitive agreements to the Company, (V) consummate the Debt Financing at or prior to the Closing and (VI) fully enforce the counterparties’ obligations and its rights under the Financing Agreements, including by suit or other appropriate proceeding to cause the lenders under the Debt Financing and the equity investors under the Investment Agreement to fund in accordance with their respective commitments if all conditions to funding the Debt Financing and Equity Financing in the applicable Financing Agreements have been satisfied or waived. Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s, Holdco’s and Merger Sub’s efforts to arrange the Financing and to satisfy the conditions thereof, including, upon Company’s reasonable request, (A) advising and updating the Company, in a reasonable level of detail, with respect to status, proposed Closing Date and material terms of the material definitive documentation for the Financing and (B) providing copies of the current drafts of all such definitive documentation. If any portion of that amount of the Financing necessary to consummate the Transactions becomes unavailable on the material terms and conditions contemplated by the applicable Financing Agreements, (i) Parent will promptly notify the Company and (ii) Parent will use its reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable, taken as a whole, to Parent, Holdco, Merger Sub and the Company than the terms and conditions set forth in the applicable Financing Agreements (“Alternative Financing”) as promptly as practicable following the occurrence of such event but no later than the final day of the Marketing Period. In such event, (1) the term “Debt Financing” as used in this Agreement will be deemed to include any such alternative debt financing, (2) the term ‘‘Equity Financing” as used in this Agreement will be deemed to include any such alternative equity financing, (3) the term “Financing” will be deemed to include the Alternative Financing, (4) the term “Debt Commitment Letter” will be deemed to include any commitment letters with respect to any such alternative debt financing, (5) the term “Investment Agreement” will be deemed to include any commitment letters with respect to the alternative equity financing and (6) the term “Financing Agreements” will be deemed to include any definitive agreement with respect to the Alternative Financing. Notwithstanding anything contained in this Section 6.14 or in any other provision of this Agreement, in no event will Parent, Holdco or Merger Sub be required (i) to amend or waive any of the terms or conditions hereof or of the Financing Agreements or (ii) to consummate the Closing any earlier than the final day of the Marketing Period.

(b) The Company will provide to Parent, and will cause its Subsidiaries to provide, at Parent’s cost and expense as provided in Section 6.14(c), and will use commercially reasonable efforts to cause its Representatives to provide, all cooperation reasonably requested by Parent that is customary and necessary in connection with arranging, obtaining and syndicating the Financing and causing the conditions in the Financing Agreements to be satisfied, including (i) assisting with the preparation of offering and syndication documents and materials, including prospectuses, private placement memoranda, information memoranda and packages, lender and investor presentations, rating agency materials and presentations, and similar documents and materials, in connection with the Financing, and providing reasonable and customary authorization letters to the Financing Sources and Investors authorizing the distribution of information to prospective lenders and containing customary information (all such documents and materials, collectively, the ‘‘Offering Documents”), (ii) preparing and furnishing to Parent, the Financing Sources and the Investors as promptly as practicable with all Required Information and all other information and disclosures relating to the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent to assist in preparation of the Offering Documents (including execution of customary authorization and management representation letters), (iii) having the Company designate a member of senior management of the Company to participate in a reasonable number of presentations, road shows, due diligence sessions, drafting sessions and sessions with ratings agencies in connection with the Financing, including direct contact between such senior management of the Company and its Subsidiaries and Parent’s Financing Sources and Investors and potential lenders and investors in the Financing, (iv) using commercially reasonable efforts to assist Parent in obtaining any corporate credit and family ratings from any ratings agencies contemplated by the Debt Commitment Letter, (v) requesting the Company’s independent auditors to cooperate with Parent’s commercially reasonable efforts to obtain accountant’s comfort letters and consents from the Company’s independent auditors, (vi) assisting in the preparation of, and executing and delivering, definitive financing documents, including guarantee and collateral documents, hedging agreements and other certificates and documents as may be requested by Parent (including a certificate of the chief financial officer of the Company and its Subsidiaries with respect to solvency matters before giving effect to the Financing or the consummation of the Transactions), (vii) facilitating the pledging of collateral for the Debt Financing, including taking commercially reasonable actions necessary to permit the Financing Sources to evaluate the Company’s and its Subsidiaries’ real property and current assets, cash management and accounting systems, policies and procedures for the purpose of establishing collateral arrangements and establishing, as of the Effective Time, bank and other accounts and blocked account agreements and lockbox arrangements in connection with the Debt Financing, (viii) using commercially reasonable efforts to ensure that the Financing Sources benefit from the existing lending relationships of the Company and the Company Subsidiaries, (ix) using commercially reasonable efforts to obtain from the Company’s existing lenders such consents, approvals, authorizations and instruments which may be reasonably requested by Parent in connection with the Debt Financing and collateral arrangements, including customary payoff letters, lien releases, instruments of termination or discharge, (x) preparing and delivering to Parent any supplements to the above information as may be required pursuant to the Debt Commitment Letter and (xi) cooperating with Parent to satisfy the conditions precedent to the Debt Financing to the extent within the control of the Company and its Subsidiaries, and taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately upon the Effective Time; provided, however, that no obligation of the Company or any Company Subsidiary under any certificate, document, agreement or instrument (other than the authorization and representation letters referred to above) will be effective until the Effective Time and, none of the Company or any Company Subsidiary will be required to pay any commitment or other similar fee or incur any other liability (other than in connection with the authorization and representation letters referred to above) in connection with the Financing prior to the Effective Time. In connection with the foregoing, the Company will file with the SEC all Company Reports for the annual and quarterly fiscal periods ending on and after December 31, 2010 as soon as practicable but in any event not later than (i) 90 days following the end of the Company’s fiscal year, in the case of annual reports on Form 10-K and (ii) 45 days following the end of each fiscal quarter of the Company, in the case of quarterly reports on Form 10-Q, all of which such Company Reports will be Compliant. The Company hereby consents to the use of the Company Subsidiaries’ logos in connection with the Financing; provided, however, that such logos are used solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or any Company Subsidiary or the reputation or goodwill of the Company or any Company Subsidiary. The Company will, upon request of Parent, use its commercially reasonable efforts to periodically update any Required Information to be included in any

Offering Document to be used in connection with such Financing so that Parent may ensure that any such Required Information does not contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

(c) Parent will promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.14(b). Parent will indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 6.14) and any information used in connection therewith, except with respect to any information relating to the Company provided in writing by the Company or any of its Subsidiaries.

(d) Parent, Holdco and Merger Sub acknowledge and agree that the obtaining of Financing, or any Alternative Financing, is not a condition to Closing and reaffirm their obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternative Financing, subject to fulfillment or waiver of the conditions set forth in Article VII. The Company hereby acknowledges and agrees that this Agreement provides for limited remedies available to it in circumstances where the Financing is not available (for any reason or no reason) and that these remedies are generally limited to the Company’s right to either terminate this Agreement and receive the Parent Termination Fee (and, if applicable, the Additional Parent Termination Fee) or seek specific performance, each as specifically provided in, and subject to the terms and conditions of, Article VIII and Section 9.10. Nothing in this Section 6.14(d) will be construed to limit, expand or alter the rights and remedies of the parties under the other sections of this Agreement.

(e) Notwithstanding anything in this Agreement or the Financing Agreements to the contrary, to the extent that the FCC Approval has not been granted by May 10, 2012, the Marketing Period will be deemed to commence on May 11, 2012; provided, that all conditions to the commencement of the Marketing Period set forth in clauses (i), (ii) and (iii) of the definition of Marketing Period will have been satisfied, other than the satisfaction of the conditions set forth in Section 7.1(c) (but only if the condition set forth in Section 7.1(d) also is not satisfied) and Section 7.1(d).

Section 6.15  Subsequent Disclosures by Parent.  Within two Business Days following the closing of the transactions contemplated by the Exchange Agreement, if, to the knowledge of Parent or any of the Parent Subsidiaries (solely with respect to representations and warranties concerning Parent or such Parent Subsidiary set forth in Sections 4.1(c), 4.2(b), 4.8, 4.9, 4.10, 4.11, 4.12, 4.13 and 4.16), there is any matter existing in respect of CMP or the transactions contemplated by the Exchange Agreement which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in the Parent Disclosure Letter, Parent will supplement and update the Parent Disclosure Letter to reflect any such matter; provided that no such supplement or update to the Parent Disclosure Letter will be deemed to amend or modify any representations or warranties to the extent such changes in such supplement or update would cause the condition set forth in Section 7.3(c) not to be satisfied as such condition applies to the combined Parent-CMP entity.

ARTICLE VII.

CLOSING CONDITIONS

Section 7.1  Conditions to Each Party’s Obligation To Effect the Merger.  The respective obligations of the parties to effect the Merger will be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals.  The Company Stockholder Approval shall have been obtained.

(b) Nasdaq Listing.  The shares of Parent Class A Common Stock to be issued to the holders of Company Shares upon consummation of the Merger shall have been authorized for listing on the Nasdaq Stock Market, subject to official notice of issuance.

(c) HSR Clearance.  HSR Clearance has been obtained.

(d) FCC.  The FCC Approval shall have been granted without any conditions which would have a Material Adverse Effect on Parent and the Company on a combined basis after the Merger is completed; provided, however that the simultaneous consummation by Parent of any divestiture proposed in the Divestiture Applications will not be deemed a Material Adverse Effect or considered in determining whether there is a Material Adverse Effect.

(e) Form S-4.  (i) The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and (ii) at least 20 Business Days shall have elapsed since the Joint Proxy/Information Statement shall have been mailed to holders of Parent Common Stock.

(f) No Injunctions or Restraints; Illegality.  No Injunction preventing the consummation of the Merger or any of the other Transactions shall be in effect. No statute, rule, regulation, order, Injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal consummation of the Merger.

Section 7.2  Conditions to Obligations of Parent, Holdco and Merger Sub.  The obligation of Parent, Holdco and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent and Holdco, on behalf of themselves and Merger Sub, at or prior to the Effective Time, of the following conditions:

(a) Representations and Warranties.  The representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date will be true and correct as of such date) provided, that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on the Company at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect.

(b) Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to such effect.

(c) Material Adverse Effect on Company.  There shall not have occurred at any time after the date of this Agreement any Material Adverse Effect on the Company.

Section 7.3  Conditions to Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties.  The representations and warranties of Parent, Holdco and Merger Sub set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct as of such date), provided that this condition shall be deemed satisfied unless all inaccuracies in such representations and warranties in the aggregate constitute a Material Adverse Effect on Parent at the Closing Date (ignoring solely for purposes of this proviso any reference to Material Adverse Effect or other materiality qualifiers contained in such representations and warranties), and the Company shall have received a certificate signed on behalf of Parent, Holdco and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to the foregoing effect.

(b) Performance of Obligations of Parent.  Parent, Holdco and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent, Holdco and Merger Sub by the Chief Executive Officer or the Chief Financial Officer of Parent to such effect.

(c) Material Adverse Effect on Parent.  There shall not have occurred at any time after the date of this Agreement any Material Adverse Effect on Parent.

ARTICLE VIII.

TERMINATION AND AMENDMENT

Section 8.1  Termination.  Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger contemplated herein may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a) by the mutual consent of the Company and Parent; or

(b) by either the Company or Parent:

(i) if the Merger will not have been consummated on or before March 8, 2012 (such date, and as it may be extended in this clause (i), the “End Date”); provided, however, if as of the End Date, all conditions to this Agreement will have been satisfied or waived (other than those that are satisfied by action taken at Closing, and other than the conditions set forth in Section 7.1(c), Section 7.1(d) or Section 7.1(f) (to the extent related to regulatory matters)), then the Company or Parent may by written notice to the other party extend the End Date from time to time to a date and time that is on or before 5:00 p.m. New York City time on June 8, 2012; provided, however, that the right to terminate this Agreement under this Section 8.1(b)(i) will not be available to any party whose breach of this Agreement has been the proximate cause of, or resulted in, the failure of the Merger to occur on or before such date; or

(ii) if any Governmental Entity of competent jurisdiction will have enacted or issued any final and non-appealable Law or order or taken any other final and non-appealable action enjoining or otherwise prohibiting consummation of the Transactions, provided that the right to terminate this Agreement under this Section 8.1(b)(ii) will not be available to any party who failed to comply with its obligations under Section 6.1; or

(iii) if Company Stockholder Approval will not have been obtained at the Company Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof; or

(iv) if the FCC (whether or not by delegated authority) issues a decision which denies the FCC Applications or designates them for an evidentiary hearing; or

(c) by the Company:

(i) upon a breach of any covenant or agreement on the part of Parent, Holdco or Merger Sub, or any failure of any representation or warranty of Parent, Holdco or Merger Sub to be true and accurate, in any case such that a condition set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or failure is incapable of being cured, or if capable of being cured, will not have been cured within 30 days following receipt by Parent of written notice of such breach or failure (or, if earlier, the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(c)(i) will not be available to the Company if it is then in breach of any representation or warranty or covenant that would result in the closing condition set forth in Section 7.2(a) or Section 7.2(b) not being satisfied; or

(ii) prior to the receipt of the Company Stockholder Approval, in order to concurrently enter into a definitive Acquisition Agreement with respect to a Superior Proposal; provided that the Company will have complied with all applicable provisions of Section 6.3 and will have prior to or concurrent with such termination paid the amounts due to Parent under Section 8.2; or

(iii) if (A) on the date of termination pursuant to this Section 8.1(c)(iii), the Satisfaction of Specified Conditions has occurred and (B) the Company has irrevocably confirmed that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive all unsatisfied conditions in Section 7.3 and, notwithstanding that clauses (A) and (B) have occurred or are true, the Merger has not been consummated on the date the Closing should have occurred pursuant to Section 1.2; or

(d) by Parent:

(i) upon a breach of any covenant or agreement on the part of the Company, or any failure of any representation or warranty of the Company to be true and accurate, in any case such that a condition set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or failure is incapable of being cured, or if capable of being cured, will not have been cured within 30 days following receipt by the Company of written notice of such breach or failure (or, if earlier, the End Date); provided, however, that the right to terminate this Agreement under this Section 8.1(d)(i) will not be available to Parent if it is then in breach of any representation or warranty or covenant that would result in the closing condition set forth in Section 7.3(a) or Section 7.3(b) not being satisfied; or

(ii) if the Company Board or any committee thereof will have made a Change of Recommendation or the Company has materially breached its obligations under (A) the first two sentences of Section 6.3 or (B) Section 6.10.

Section 8.2  Effect of Termination.  (a) In the event of the termination of this Agreement in accordance with Section 8.1, written notice thereof will forthwith be given to the other party or parties hereto specifying the provision hereof pursuant to which such termination is made and a reasonably detailed description of the basis therefor; provided, however, that a notice to terminate this Agreement in accordance with Section 8.1(b)(i) delivered by one party will have no effect to the extent the other party delivers a notice to extend the End Date in accordance with Section 8.1(b)(i) prior to 11:59 p.m., New York City time on the then current End Date. Upon termination of this Agreement in accordance with Section 8.1, this Agreement will forthwith become null and void, and there will be no liability on the part of Parent, Holdco, Merger Sub or the Company or their respective Affiliates, directors, executive officers, employees, stockholders, Representatives, Financing Sources, Investors, agents or advisors other than, with respect to Parent, Holdco, Merger Sub and the Company, the obligations pursuant to this Section 8.2, and Article IX and Section 6.2(b), with respect to Parent, Holdco and Merger Sub, the obligations pursuant to Section 6.13(d) and Section 6.14(c) and, with respect to the Investors, the obligations under the Sponsor Guarantees, in each case subject to Section 9.10.

(b) If:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(i) or Section 8.1(d)(ii);

(iii) this Agreement is terminated by either Parent or the Company pursuant to the provisions of Section 8.1(b)(iii) and (A) after the date of this Agreement and prior to such termination there will have been publicly disclosed or made known to the Company Board an Acquisition Proposal and (B) at any time on or prior to the 12 month anniversary of such termination, the Company or any of the Company

Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated; provided that for purposes of clause (B) of this Section 8.2(b)(iii), the references to 20% in the definition of Acquisition Proposal shall be deemed to be a reference to 50%; or

(iv) this Agreement is terminated by Parent or the Company pursuant to the provisions of Section 8.1(b)(i) and (A) after the date of this Agreement and prior to such termination there will have been publicly disclosed or made known to the Company Board an Acquisition Proposal and (B) at any time on or prior to the 12 month anniversary of such termination, the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to any Acquisition Proposal or the transactions contemplated by any Acquisition Proposal are consummated; provided that for purposes of clause (B) of this Section 8.2(b)(iv), the references to 20% in the definition of Acquisition Proposal shall be deemed to be a reference to 50%;

then the Company will pay to Parent a termination fee of $52,700,000, in cash, (the ‘‘Termination Fee”); provided, however, that in the event of a termination by Parent pursuant to Section 8.1(d)(i) due to a Company Willful Breach, the amount of such Termination Fee shall be $80,000,000,

(A) in the case of Section 8.2(b)(i), prior to or concurrently with such termination;

(B) in the case of Section 8.2(b)(ii), within two Business Days after such termination; and

(C) in the case of Section 8.2(b)(iii) or Section 8.2(b)(iv), upon the earlier of the time that (1) the Company or any of the Company Subsidiaries enters into a definitive agreement with respect to the Acquisition Proposal and (2) the consummation of the transactions contemplated by the Acquisition Proposal;

it being understood that in no event will the Company be required to pay the Termination Fee on more than one occasion. All payments contemplated by this Section 8.2(b) will be made by wire transfer of immediately available funds to an account designated by Parent.

(c) If this Agreement is terminated by Parent or the Company pursuant to the provisions of Section 8.1(b)(iii), then, unless the Company will then be obligated to pay to Parent the Termination Fee pursuant to Section 8.2(b), the Company will pay to Parent or its designees, as promptly as practicable (but in any event within two Business Days) following the delivery by Parent of an invoice therefor, all reasonable out-of-pocket fees and expenses incurred by Parent or the Investors in connection with the Transaction (“Parent Expenses”); provided, however, that the Company will not be required to pay more than an aggregate of $5,000,000 in Parent Expenses pursuant to this Section 8.2(c). The payment of the expense reimbursement pursuant to this Section 8.2(c) will not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.2(b) (except that any payment under Section 8.2(c) will be credited against any future payment obligation pursuant to Section 8.2(b)(iii)).

(d) All payments pursuant to Section 8.2(b), Section 8.2(c) and Section 8.2(h) will be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Holdco, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Holdco, Merger Sub, any of their respective Affiliates or any other Person will be entitled to bring or maintain any claim, action or proceeding against the Company or the Company Subsidiaries arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.2(d) will limit the rights of Parent, Holdco and Merger Sub under Section 9.10.

(e) If the Company terminates this Agreement pursuant to Section 8.1(c)(i) or Section 8.1(c)(iii), then Parent and the Investors will pay (in the manner and in the amounts described in Section 8.2(g) below) the Company a termination fee of $60,000,000 in cash (the “Parent Termination Fee”); provided, however, that in the event of a termination by the Company pursuant to Section 8.1(c)(i) due to a Parent Willful Breach, Parent

will pay, in addition to its several portion of the Parent Termination Fee, an additional termination fee of $20,000,000 in cash (the “Additional Parent Termination Fee”).

(f) If the Company or Parent terminates this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(iv) and all conditions to Closing will have been satisfied or waived (other than (A) those conditions that are to be satisfied by action taken at Closing (each of which shall be capable of being satisfied) and (B) the conditions set forth in Section 7.1(c) (but only if the condition set forth in Section 7.1(d) also is not satisfied), Section 7.1(d) and Section 7.1(f) (to the extent related to a FCC matter), then Parent will pay (in the manner described in Section 8.2(g) below) a termination fee of $26,400,000 in cash (the “FCC Termination Fee”). The amount of the FCC Termination Fee shall be reduced by the amount of any Financing Related Costs and Expenses incurred by Parent, Holdco, or Merger Sub.

(g) In the event the Parent Termination Fee is required to be paid pursuant to Section 8.2(e) above, each Investor and Parent will be severally (and not jointly) responsible for a portion of the Parent Termination Fee in the following percentages: Parent: 45.4%, Crestview Investor: 39.6% and Macquarie Investor: 15%. Any amount payable pursuant to this Section 8.2(g) by an Investor will be paid in accordance with the terms of the Sponsor Guarantee delivered to the Company by such Investor. Parent will be responsible for 100% of each of the Additional Parent Termination Fee and the FCC Termination Fee. Any amount payable pursuant to this Section 8.2(g) by Parent will be made by wire transfer of immediately available funds within two Business Days after the termination of this Agreement to an account designated by the Company. In no event will Parent or any Investor be required to pay its respective portion of the Parent Termination Fee, the Additional Parent Termination Fee or the FCC Termination Fee on more than one occasion. Additionally, for clarity, in no event will Parent be required to pay both the Parent Termination Fee and the FCC Termination Fee. In the event that the Company will receive payment of the Parent Termination Fee or the Additional Parent Termination Fee pursuant to Section 8.2(e) and thisSection 8.2(g) or the FCC Termination Fee pursuant to Section 8.2(f) and this Section 8.2(g), the Company agrees that, other than with respect to the Company’s rights to reimbursement and the indemnification obligations of Parent under Section 6.13(d) and Section 6.14(c), the receipt of such payments will be deemed to be liquidated damages for, and with respect to the parties making payment of their respective portion of the Parent Termination Fee and Parent’s payment of the Additional Parent Termination Fee and the FCC Termination Fee, as applicable, will constitute full payment to and the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company or any other Company Party with respect to, any and all losses or damages suffered or incurred by the Company, its Affiliates, or any other Company Party in connection with this Agreement or the Financing Letters (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and, other than with respect to the Company’s rights to reimbursement and the indemnification obligations of Parent under Section 6.13(d) and Section 6.14(c), none of the Company, any of its Affiliates or any other Person will be entitled to bring or maintain any claim, action or proceeding against Parent, Holdco, Merger Sub, any Financing Source or any other Buyer Party arising out of or in connection with this Agreement, the Financing Letters, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(h) The parties hereto agree that the agreements contained in this Section 8.2 are an integral part of the Transactions, and that without these agreements, no party would enter into this Agreement; accordingly, if a party fails to pay in a timely manner any amount due pursuant to this Section 8.2 and, in order to obtain such payment, the party entitled to such payment commences a claim, action, suit or other proceeding that results in a judgment against the breaching party, the breaching party will pay to the other party interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in the Wall Street Journal in effect on the date such payment was required to be made plus 1%, together with reasonable legal fees and expenses incurred in connection with such claim, suit, proceeding or other action.

Section 8.3  Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the Company and Parent (on behalf of itself, Holdco and Merger Sub), by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the stockholders of the Company, except that, after any approval of the Transactions by the stockholders of the Company, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of Company Shares or Company Warrants, other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Section 8.4  Extension; Waiver.  At any time prior to the Effective Time, the Company and Parent (on behalf of itself, Holdco and Merger Sub), by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement, and (iii) waive compliance with any of the agreements or conditions contained in this Agreement, except that, after any approval of the Transactions by the stockholders of the Company, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion hereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Company Shares or Company Warrants under this Agreement, other than as contemplated by this Agreement. Any agreement on the part of a party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX.

GENERAL PROVISIONS

Section 9.1  Nonsurvival of Representations, Warranties and Covenants.  None of the representations, warranties and covenants set forth in this Agreement or in any instrument delivered pursuant to this Agreement will survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 9.2  Notices.  All notices and other communications in connection with this Agreement will be in writing and will be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

(a) if to the Company, to:

Citadel Broadcasting Corporation
7690 West Cheyenne Avenue, Suite 220
Las Vegas, Nevada 89129
Attention: Chief Financial Officer
Fax: (702) 804-8292

with a copy to (which will not constitute notice):

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
Attention: Howard Chatzinoff, Esq.
                 Raymond O. Gietz, Esq.
Fax: (212) 310-8007

(b) if to Parent or Merger Sub, to:

Cumulus Media Inc.
3280 Peachtree Road, N.W
Suite 2300
Atlanta, Georgia 30305
Attention: Richard S. Denning, Esq.
Fax: (404) 949-0740

with a copy to (which will not constitute notice):

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309-3053
Attention: William B. Rowland, Esq.
                 Bryan E. Davis, Esq.
Fax: (404) 581-8330

Section 9.3  Interpretation.  (a) When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference will be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.” For purposes of this Agreement, “Person” means any individual (in any capacity) or legal entity, including a Governmental Entity, and “knowledge of the Company” means the actual knowledge of its executive officers after due inquiry. Unless the context otherwise requires, (i) “or” is disjunctive but not necessarily exclusive, (ii) words in the singular include the plural and vice versa, (iii) the use in this Agreement of a pronoun in reference to a party hereto includes the masculine, feminine or neuter, as the context may require, and (iv) terms used herein which are defined in GAAP have the meanings ascribed to them therein. The Company Disclosure Letter and the Parent Disclosure Letter, as well as all other schedules and all exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. This Agreement will not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. Notwithstanding anything in this Agreement to the contrary, the mere inclusion of an item therein as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would, individually or in the aggregate, have a Material Adverse Effect on the Company or Parent, as the case may be.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 9.4  Counterparts.  This Agreement may be executed in two or more counterparts, all of which will be considered one and the same agreement and will become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Section 9.5  Entire Agreement; Third Party Beneficiaries.  This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (b) are not intended to confer on any Person (including the stockholders of the Company, the Warrantholders or the holders of Company Stock Options), other than the parties hereto and their respective successors and permitted assigns any rights or remedies hereunder, except, in the case of this clause (b), (i) for the rights of the Company’s stockholders to receive the Merger Consideration and the Warrantholders and holders of Company Stock Options to receive the consideration described in Section 2.13 and Section 2.11, respectively, in each case following the Effective Time, (ii) as provided in Section 6.6 (which is intended for the benefit of the Indemnified Parties, each of whom will be a third-party beneficiary of Section 6.6) and (iii) the Financing Sources and their respective successors, legal representatives and permitted assigns with respect to their respective rights under Section 8.2(g), Section 9.1, Section 9.5, Section 9.7(a), Section 9.7(b), Section 9.10(d), Section 9.10(e), Section 9.10(f) and Section 9.11.

Section 9.6  Governing Law.  This Agreement will be governed and construed in accordance with the internal Laws of the State of Delaware applicable to Contracts made and wholly performed within such state, without regard to any applicable conflict of laws principles.

Section 9.7  Jurisdiction.  (a) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the Transactions or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, the Federal court of the United States of America sitting in the State of Delaware), (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and any appellate court from any thereof, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, the Federal courts of the United States of America sitting in the State of Delaware), and (iv) waives, to the fullest extent it may legally and effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding in the Delaware Court of Chancery (and if jurisdiction in the Delaware Court of Chancery is unavailable, the Federal courts of the United States of America sitting in the State of Delaware). Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including but not limited to any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts of the State of New York (and appellate courts thereof). Each of the parties hereto agrees that a final judgment in any such action or proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THE DEBT COMMITMENT LETTER OR THE PERFORMANCE THEREOF. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (ii) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (iii) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (iv) IT HAS BEEN INDUCED TO

ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.7(b).

Section 9.8  Publicity.  None of the Company, Parent, Holdco or Merger Sub will, and neither the Company nor Parent will permit any of its Subsidiaries to, issue or cause the publication of any press release or similar public announcement with respect to, or otherwise make any public statement concerning, the Transactions without the prior consent (which consent will not be unreasonably withheld, conditioned or delayed) of Parent, in the case of a proposed announcement or statement by the Company, or the Company, in the case of a proposed announcement or statement by Parent, Holdco or Merger Sub; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by Law or by the rules and regulations of the Nasdaq Stock Market.

Section 9.9  Assignment.  Neither this Agreement nor any of the rights, interests or obligations hereunder will be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties and any attempt to do so will be null and void; provided, however, that each of Parent and Merger Sub may assign its rights and obligations hereunder to the Financing Sources providing the Debt Financing pursuant to the terms thereof to the extent necessary for purposes of creating a security interest herein or otherwise assigning as collateral in respect of such Debt Financing, but no such assignment will release any assigning party from its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors and assigns.

Section 9.10  Remedies.  (a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement to which the right of specific performance is applicable were not performed in accordance with their specific terms or were otherwise breached and that in any such case any breach of this Agreement could not be adequately compensated by monetary damages alone. Each party hereto accordingly agrees, to the extent specific performance is available to any of the other parties under this Section 9.10 (and specific performance shall only be available to the extent set forth in Section 9.10(b) below), not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 9.10. Any party seeking an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to post a bond or undertaking in connection with such order or Injunction sought in accordance with the terms of this Section 9.10. Notwithstanding anything herein to the contrary, the parties further agree that, except as set forth in this Section 9.10, the Company shall not be entitled to an Injunction or Injunctions to prevent breaches of this Agreement against Parent, Holdco or Merger Sub or otherwise obtain any equitable relief or remedy against Parent, Holdco or Merger Sub and that the Company’s sole and exclusive remedy shall be set forth in this Section 9.10 and Section 8.2.

(b) Prior to any valid termination of this Agreement pursuant to Article VIII, in accordance with and subject to this Section 9.10,

(i) Parent, Holdco and Merger Sub shall be entitled to seek and obtain an Injunction or Injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement;

(ii) the Company shall be entitled to seek and obtain an Injunction or Injunctions to prevent breaches of Section 5.3, Section 6.1, Section 6.2, Section 6.4, Section 6.9, Section 6.12 and Section 6.13, and to enforce specifically the terms and provisions of these Sections; and

(iii) the Company shall be entitled to seek and obtain (A) an Injunction or Injunctions to prevent breaches of Section 6.14 and to enforce specifically the terms and provisions of Section 6.14 provided that the Applicable Conditions have been and continue to be satisfied or waived, provided, however, that no such Injunction or Injunctions or specific performance will be available to prevent breaches of any provision in

Section 6.14 or enforce specifically any term and provision thereof if the provision in question is, by it terms, to be performed at the Closing, including Section 6.14(a)(II) (to the extent of any conditions in the Financing Agreements applicable to Parent to be performed concurrently with the Closing), Section 6.14(a)(III), Section 6.14(a)(V) and, except as set forth in clause (B) below, Section 6.14(a)(VI), (B) an Injunction or Injunctions or specific performance to enforce specifically Section 6.14(a)(VI), if (x) the Satisfaction of Specified Conditions has occurred, (y) all of the conditions to the consummation of the Debt Financing contemplated by the Debt Commitment Letter have been satisfied (other than those that are to be satisfied by action taken at the Closing) and (z) the Company has irrevocably confirmed in a written notice delivered to Parent that, if the Equity Financing and Debt Financing are funded, the conditions set forth in Section 7.3 are waived (which waiver may be conditioned on the Closing), (C) an Injunction or Injunctions, specific performance or other equitable relief to cause Parent to seek enforcement of the Investment Agreement, if (x) the Satisfaction of Specified Conditions has occurred, (y) the Debt Financing has been funded or will be funded at the Closing upon drawdown notice by Parent if the Equity Financing is funded at the Closing and (z) the Company has irrevocably confirmed in a written notice delivered to Parent that, if the Equity Financing and Debt Financing are funded, the conditions set forth in Section 7.3 are waived (which waiver may be conditioned on the Closing) and (D) an Injunction or Injunctions to prevent breaches of the portions of Section 6.14(a) that relate to (1) arranging the Financing and negotiating definitive documentation (taking into account the Marketing Period), (2) amendments, modifications, or waivers of provisions of or remedies under the Financing Letters, (3) maintaining in effect the Financing Letters and (4) arranging and obtaining Alternative Financing, provided in the cases of each of clauses (1), (2), (3) and (4) that the Applicable Conditions are capable of being satisfied.

(c) Notwithstanding anything herein to the contrary, (i) the maximum aggregate liability of the Company and its Affiliates for monetary damages under or relating to this Agreement to any Person shall be limited to, in each case to the extent the Company is required to pay the same, the amount of the Termination Fee and any amounts that may be payable by the Company under Section 8.2(h) and (ii) (A) prior to any valid termination of this Agreement pursuant to Article VIII, or (B) if no Termination Fee or Parent Expenses are payable pursuant to Section 8.2(b) or Section 8.2(c), respectively, the sole remedy and recourse of Parent, Holdco or Merger Sub and any of their respective Affiliates against the Company and any of its Affiliates for damages, equitable relief or otherwise under or related to this Agreement shall be the equitable relief as provided in Section 9.10(b)(i) (the limitations in clauses (i) and (ii), the “Company Liability Limitation”).

(d) Notwithstanding anything herein to the contrary, (i) the Company agrees that the maximum aggregate liability of the Investors, Parent, Holdco, Merger Sub, their respective Affiliates or any of their respective Representatives for monetary damages under or relating to this Agreement, or any of the Transactions, to all Company Parties shall be limited to the Parent Termination Fee if Parent and the Investors are required to pay the Parent Termination Fee and any amounts that may be payable under Section 8.2(h), Section 6.13(d) or Section 6.14(c) and, to the extent applicable, the Additional Parent Termination Fee or, to the extent applicable, the FCC Termination Fee if Parent is required to pay the Additional Parent Termination Fee or the FCC Termination Fee and (ii) (A) prior to any valid termination of this Agreement pursuant to Article VIII, or (B) if no Parent Termination Fee (or Additional Parent Termination Fee) or FCC Termination Fee is payable pursuant to Section 8.2(e) or Section 8.2(f), as applicable, the sole remedy and recourse of the Company against Parent, Holdco, Merger Sub and their respective Affiliates for damages, equitable relief or otherwise under or related to this Agreement shall be the equitable relief as provided in Section 9.10(b)(ii) and Section 9.10(b)(iii) (the limitations in clauses (i) and (ii), the “Parent Liability Limitation”). For the avoidance of doubt, but without affecting the Company’s rights to seek and obtain specific performance against Parent pursuant to Section 9.10(b)(iii)(B), the Company’s sole remedy against any Investor (in its capacity as such) shall be to recover monetary damages up to such Investor’s share of the Parent Termination Fee (which in the case of the Crestview Investor will be an amount equal to 39.6% of the Parent Termination Fee and in the case of the Macquarie Investor will be an amount equal to 15% of the Parent Termination Fee), and up to such Investor’s share of any amounts payable under Section 8.2(h) or Section 6.13(d) (which in the case of the

Crestview Investor will be an amount equal to 39.6% of such amounts and in the case of the Macquarie Investor will be an amount equal to 15% of such amounts), as set forth in such Investor’s Sponsor Guarantee.

(e) In no event shall:

(i) the Company or any of its Affiliates seek any recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, in connection with this Agreement, the Financing Letters or the transactions contemplated hereby or thereby, against the Investors, Parent, Holdco, Merger Sub, the Financing Sources or any other Buyer Parties in an aggregate amount in excess of the Parent Liability Limitation, and in no event shall the Company and its Affiliates be entitled to aggregate recovery, judgment or damages in excess of the Parent Liability Limitation; provided, however, that nothing in this clause (e) of Section 9.10 shall limit the rights of the Company under clause (b) of this Section 9.10; and

(ii) Parent, Holdco or Merger Sub seek any recovery, judgment or damages of any kind, including consequential, indirect, or punitive damages, against the Company, its Subsidiaries or any other Company Parties in excess of the Company Liability Limitation in connection with this Agreement or the Transactions; provided, however, that nothing in this clause (e) of this Section 9.10 shall limit the rights of Parent, Holdco or Merger Sub under clause (b) of this Section 9.10.

(f) The Company acknowledges and agrees that, except pursuant to the Sponsor Guarantees, it has no right of recovery against, and no personal liability shall attach to, in each case with respect to damages of the Company and its Affiliates, any of the Buyer Parties (other than Parent, Holdco and Merger Sub to the extent provided in this Agreement) or the Financing Sources, through the Parent or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of the Parent against any Buyer Party or the Financing Sources, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise, except for its rights to recover from Parent and the Investors pursuant to the Sponsor Guarantees (but not any other Buyer Party or the Financing Sources) subject to the Parent Liability Limitation and the other limitations described therein. Recourse against Parent to the extent permitted in this Agreement and the Investors pursuant to the Sponsor Guarantees shall be the sole and exclusive remedy of the Company and its Affiliates against the Buyer Parties (other than Parent to the extent provided in this Agreement or against the Investors to the extent provided in the Sponsor Guarantees) and the Financing Sources in respect of any Liabilities arising under, or in connection with, this Agreement, or the Financing Letters or the transactions contemplated hereby or thereby.

Section 9.11  Waivers.  Any failure of any of the parties hereto to comply with any obligation, covenant, agreement or condition herein may be waived by the party or parties entitled to the benefits thereof, except in the case of any express waiver of Section 8.3, Section 9.5, Section 9.7, Section 9.10 and Section 9.11 which is, individually or in the aggregate, materially adverse to any Financing Source, which waiver will only be effective with respect to such Financing Source if such Financing Source has consented thereto or to the extent that the consent of such Financing Source is not required to be obtained under the applicable provisions of the Debt Commitment Letter relating to waivers of this Agreement, only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 9.12  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable, such term, provision, covenant or restriction will be deemed to be modified to the extent necessary to render it valid, effective and enforceable, and the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and effect and will in no way be affected, impaired or invalidated.

Section 9.13  Definitions.  For the purposes of this Agreement:

“Acquisition Agreement” has the meaning set forth in Section 6.10(d).

“Acquisition Proposal” means any proposal, indication of interest or offer (whether in writing or otherwise) from any Person (other than Parent, Holdco, Merger Sub, any Investor, or any Affiliate thereof) to acquire or purchase, directly or indirectly, in one transaction or a series of transaction, any assets or businesses that constitute 20% or more of the assets of the Company and the Company Subsidiaries, taken as a whole, or any merger, consolidation, business combination, recapitalization, liquidation, dissolution, joint venture, binding share exchange or similar transaction involving the Company or any of the Company Subsidiaries pursuant to which any Person or the shareholders of any Person would beneficially own 20% or more of the outstanding Company Capital Stock or 20% or more of any class of equity security of the Company Subsidiaries or of any resulting parent company of the Company, other than the Transactions.

“Additional Parent Termination Fee” has the meaning set forth in Section 8.2(e).

“Adjusted Restricted Shares” has the meaning set forth in Section 2.12.

“Affiliate” means a Person that directly or indirectly, through one or more intermediaries, control, is controlled by, or is under common control with, the first-mentioned Person. For this purpose, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of stock, by Contract or otherwise.

“Aggregate Stock Shares” has the meaning set forth in Section 1.6(f).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Financing” has the meaning set forth in Section 6.14(a).

“Applicable Conditions” means all conditions set forth in Section 7.1 and Section 7.2 other than those conditions that by their nature are to be satisfied by actions taken at the Closing, each of which shall be capable of being satisfied at the Closing.

“Approval” has the meaning set forth in Section 3.10(a)(i).

“Book-Entry Company Shares” has the meaning set forth in Section 1.6(j).

“Book-Entry Warrants” has the meaning set forth in Section 1.6(j).

“Business Day” means a day other than a Saturday, a Sunday or another day on which commercial banking institutions in New York, New York are authorized or required by Law to be closed.

“Buyer Party” means each of Parent, Holdco, Merger Sub, the Investors, the Financing Sources and any of their respective former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Cash Consideration” has the meaning set forth in Section 1.6(b).

“Cash Consideration Cap” has the meaning set forth in Section 1.6(g).

“Cash Election” has the meaning set forth in Section 1.6(d).

“Cash Election Shares” has the meaning set forth in Section 1.6(d).

“Cash Fraction” has the meaning set forth in Section 1.6(g)(y)(ii).

“Certificate of Merger” has the meaning set forth in Section 1.3.

“Certificate of Ownership” has the meaning set forth in Section 1.6(j).

“Certificates” has the meaning set forth in Section 1.6(i).

“Change of Recommendation” has the meaning set forth in Section 6.10(d).

“Closing” has the meaning set forth in Section 1.2.

“Closing Date” has the meaning set forth in Section 1.2.

“CMP” has the meaning set forth in Section 6.1(f).

“Code” means the Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934, as amended.

“Company” has the meaning set forth in the Preamble.

“Company 2010 Financial Statements” has the meaning set forth in Section 3.6(c).

“Company Benefit Plan” means each material pension, retirement, profit-sharing, deferred compensation, stock option, phantom stock or other equity-based plan or award, employee stock ownership, severance pay, vacation, bonus or other incentive plan; any material medical, vision, dental or other health plan; any material life insurance or death benefit plan, any material disability plan or any other material employee benefit plan or fringe benefit plan; any other material commitment, payroll practice or method of contribution or compensation, whether written or unwritten, whether funded or unfunded including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA that is maintained, sponsored in whole or in part, or contributed to by either the Company or any Company Subsidiary, for the benefit of, providing any remuneration or benefits to, or covering any current or former Employee or retiree, any dependent, spouse or other family member or beneficiary of such Employee or retiree, or any director, independent contractor, member, officer or consultant of the Company or any Company Subsidiary, or under (or in connection with) which the Company or any Company Subsidiary has any liability of any kind; provided, that the term “Company Benefit Plan” will not include any collective bargaining agreement or “multiemployer pension plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code).

“Company Board” has the meaning set forth in Section 3.3(a).

“Company Board Recommendation” has the meaning set forth in Section 6.3.

“Company Bylaws” has the meaning set forth in Section 3.1(b).

“Company Capital Stock” has the meaning set forth in Section 3.2(a).

“Company Charter” has the meaning set forth in Section 3.1(b).

“Company Class A Common Stock” has the meaning set forth in Section 1.6.

“Company Class B Common Stock” has the meaning set forth in Section 1.6.

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employees” has the meaning set forth in Section 6.5(a).

“Company Equity Incentive Plan” has the meaning set forth in Section 2.11(a).

“Company Financial Statements” has the meaning set forth in Section 3.6(a).

“Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act and who are listed in the Section 16 Information.

“Company Intellectual Property” has the meaning set forth in Section 3.16(a).

“Company Liability Limitation” has the meaning set forth in Section 9.10(c).

“Company Material Contract” has the meaning set forth in Section 3.14(a).

“Company Party” means, each of the Company, the Company Subsidiaries and the former, current or future equity holders, controlling persons, directors, executive officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of the Company and its Subsidiaries and any and all former, current or future equity holders, controlling persons, directors, executive officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing.

“Company Regulatory Agreement” has the meaning set forth in Section 3.8(c).

“Company Reports” has the meaning set forth in Section 3.5(b).

“Company Restricted Stock” has the meaning set forth in Section 2.12.

“Company Shares” has the meaning set forth in Section 1.6.

“Company Stations” means all of the radio broadcast stations currently owned and operated by the Company and Company Subsidiaries, including full power radio broadcast stations, FM broadcast translator stations and FM broadcast booster stations.

“Company Stock Option” has the meaning set forth in Section 2.11.

“Company Stockholder Approval” has the meaning set forth in Section 3.3(a).

“Company Stockholder Meeting” has the meaning set forth in Section 3.3(a).

“Company Subsidiary” has the meaning set forth in Section 3.1(c).

“Company Warrant” has the meaning set forth in Section 2.13.

“Company Willful Breach” means a material breach of any material covenant or other agreement set forth in Article V or Article VI of this Agreement that is a consequence of a knowing and intentional act or failure to act by the Company with the actual knowledge of an executive officer of the Company that the taking of such act or failure to take such act would constitute a material breach of this Agreement which would cause the failure of a condition set forth in Section 7.1 or Section 7.2 to be satisfied.

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information, in light of the circumstances under which they were made, not misleading, (ii) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act (excluding information required by Regulation S-X Rule 3-10) for offerings of debt securities that customarily would be included in a preliminary offering memorandum or registration statement, (iii) the Company’s auditors have not withdrawn any audit opinion with respect to any financial statements contained in the Required Information, (iv) the Company’s auditors have delivered drafts of customary comfort letters, including as to customary negative assurances and change period, and such auditors have confirmed they are prepared to issue subject only to completion of customary procedures, and (v) the financial statements and other financial information included in such Required Information are, and remain throughout the Marketing Period, sufficient to permit (A) a registration statement using such financial statements to be declared effective by the SEC and (B) the Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Company’s independent auditors on the financial information contained in the Offering Documents, including as to customary negative assurances and change period, to consummate any offering of debt securities on the last day of the Marketing Period.

“Confidentiality Agreement” has the meaning set forth in Section 6.2(b).

“Consent Right Holder Consent” has the meaning set forth in the Recitals.

“Contracts” means any contracts, agreements, licenses (or sublicenses), notes, bonds, mortgages, indentures, commitments, leases (or subleases) or other instruments or obligations, whether written or oral.

“Crestview Investor” means Crestview Radio Investors, LLC.

“Debt Commitment Letter” has the meaning set forth in the Recitals.

“Debt Financing” has the meaning set forth in Section 4.14.

“DGCL” has the meaning set forth in Section 1.1.

“Dissenting Shares” has the meaning set forth in Section 1.10.

“Dissenting Stockholder” has the meaning set forth in Section 1.10.

“Divestiture Applications” has the meaning set forth in Section 6.1(f).

“Effective Time” has the meaning set forth in Section 1.3.

“Election Deadline” has the meaning set forth in Section 1.6(j).

“Election Record Date” means the date that is five Business Days prior to the Mailing Date.

“Employee” means any employee or former employee of the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable.

“End Date” has the meaning set forth in Section 8.1(b)(i).

“Environmental Laws” has the meaning set forth in Section 3.12(a).

“Equity Financing” has the meaning set forth in Section 4.14.

“ERISA” has the meaning set forth in Section 3.10(a)(i).

“Exchange Act” has the meaning set forth in Section 3.5(b).

“Exchange Agent” has the meaning set forth in Section 2.1.

“Exchange Agreement” has the meaning set forth in Section 3.1(c).

“Exchange Fund” has the meaning set forth in Section 2.1.

“Exchange Ratio” means 8.525:1.

“FAA” has the meaning set forth in Section 3.13(c).

“FCC” means Federal Communications Commission.

“FCC Applications” has the meaning set forth in Section 6.1(f).

“FCC Approval” means any action by the FCC (including action duly taken by the FCC’s staff pursuant to delegated authority) granting its consent to the transfer of control or assignment to Merger Sub, Holdco or Parent (or any Affiliate of Merger Sub, Holdco or Parent) of the FCC Authorizations as proposed in the FCC Applications.

“FCC Authorizations” means any and all licenses, permits, approvals, construction permits, and other authorizations issued or granted by the FCC to the Company or any Company Subsidiary or Parent or any Parent Subsidiary, as applicable, including any and all auxiliary and/or supportive transmitting and/or receiving facilities, boosters, and repeaters, together with any and all renewals, extensions, or modifications thereof and additions thereto between the date of this Agreement and the Effective Time.

“FCC Media Ownership Rules” means the FCC’s local radio ownership rules set forth at 47 C.F.R. Section 73.3555(a), and the notes thereto, as in effect on the date of this Agreement.

“FCC Termination Fee” has the meaning set forth in Section 8.2(f).

“Financing” has the meaning set forth in Section 4.14.

“Financing Agreements” has the meaning set forth in Section 6.14(a).

“Financing Letters” has the meaning set forth in the Recitals.

“Financing Related Costs and Expenses” means all out-of-pocket interest costs, premiums and expenses, ticking fees and all other fees, costs and expenses incurred by Parent, Holdco or Merger Sub or any of their respective direct or indirect subsidiaries on or prior to the termination of this Agreement pursuant to the Financing Letters or in connection with any of the financing related transactions contemplated in the Financing Letters.

“Financing Source” means, in its capacity as such, any lender providing a commitment pursuant to the Debt Commitment Letter or any Affiliates, employees, officers, directors, agents or advisors of any such lender.

“FMLA” has the meaning set forth in Section 3.10(m)(i).

“Form of Election” has the meaning set forth in Section 1.6(i).

“Form S-4” has the meaning set forth in Section 3.4.

“GAAP” has the meaning set forth in Section 3.1(c).

“Governmental Entity” has the meaning set forth in Section 3.4.

“Hazardous Material” has the meaning set forth in Section 3.12(a).

“Hazardous Materials Activities” has the meaning set forth in Section 3.12(b).

“Holdco” has the meaning set forth in the Preamble.

“Holdco Board” has the meaning set forth in Section 4.3(a).

“Holdco Bylaws” has the meaning set forth in Section 4.1(b).

“Holdco Charter” has the meaning set forth in Section 4.1(b).

“HSR Act” has the meaning set forth in Section 3.4.

“HSR Clearance” has the meaning set forth in Section 6.1(e).

“Indemnified Parties” has the meaning set forth in Section 6.6(a).

“Indenture” has the meaning set forth in Section 6.13(b).

“Injunction” has the meaning set forth in Section 3.3(b).

“Investment Agreement” has the meaning set forth in the Recitals.

“Investors” has the meaning set forth in the Recitals.

“IRS” means Internal Revenue Service.

“Joint Proxy/Information Statement” has the meaning set forth in Section 3.4.

“Law” has the meaning set forth in Section 3.3(b).

“Liens” has the meaning set forth in Section 3.2(c).

“Macquarie Investor” means MIHI LLC.

“Mailing Date” has the meaning set forth in Section 1.6(i).

“Marketing Period” means the period of 20 consecutive days beginning on the first Business Day after all of the following are true: (i) Parent, Holdco, Merger Sub and their Financing Sources have received the Required Information (including the Required Information with respect to the Company’s fiscal year ended December 31, 2010), and such Required Information is Compliant, (ii) all conditions set forth in Section 7.1 and Section 7.2 (other than those that by their nature will not be satisfied until the Effective Time) have been satisfied and nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 7.1 or Section 7.2 not to be satisfied assuming the Effective Time were to be scheduled for any time during such consecutive 20 day period, and (iii) the Company has provided all cooperation which it is obligated to provide, in all material respects, under the terms of Section 6.14. Notwithstanding the foregoing, the “Marketing Period” will not commence and will be deemed not to have commenced if (A) on or prior to the completion of such consecutive 20 day period, the Company will have announced any intention to restate any financial statements or financial information included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period will be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded that no restatement will be required, (B) on or prior to the completion of such consecutive 20 day period, the Company will have failed to file any report with the SEC when due (whether due before or after the commencement of such 20 day period), in which case the Marketing Period will be deemed not to commence unless and until all such reports have been filed, (C) the Required Information would not be Compliant throughout and on the last day of such 20 day period or (D) the requirements in clauses (ii) or (iii) would not remain true throughout and on the last day of such 20 day period, in which case a new 20 day period will commence upon satisfaction of the requirements in clauses (i), (ii) and (iii) above. If the Company will in good faith reasonably believe it has delivered the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Required Information will be deemed to have been delivered on the date specified in that notice, unless Parent in good faith reasonably believes the Company has not completed delivery of the Required Information and, within three Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with reasonable specificity which Required Information Parent reasonably believes the Company has not delivered). Notwithstanding the foregoing, (w) to the extent the Marketing Period would otherwise include any day which is on or after August 20, 2011 and on or before September 5, 2011, then the Marketing Period will commence on September 6, 2011 and will be deemed not to have commenced until September 6, 2011, (x) to the extent the Marketing Period would otherwise include any day which is on or after December 17, 2011 and on or before January 2, 2012, then the Marketing Period will commence on January 3, 2012 and will be deemed not to have commenced until January 3, 2012, (y) to the extent the Marketing Period would otherwise commence on any day which is on or after May 24, 2012 and on or before May 29, 2012, then the Marketing Period will commence on May 30, 2012 and will be deemed not to have commenced until May  30, 2012 or (z) to the extent the Marketing Period is commenced prior to May 24, 2012 and will include any day which is on or after May 24, 2012 and on or before May 29, 2012, then the Marketing Period will be tolled from May 24, 2012 to May 29, 2012, inclusive, and no days during such period from May 24, 2012 to May 29, 2012, inclusive, will be deemed to be days elapsed for purposes of calculating the Marketing Period.

“Material Adverse Effect” means any change, effect, event, occurrence or state of facts that has had or is reasonably likely in the future to have, individually or when considered with other effects, a material adverse effect on with respect to Parent or the Company, as the case may be, (i) the business, results of operations or financial condition of Parent and Parent Subsidiaries or the Company and Company Subsidiaries, as applicable, taken as a whole or (ii) the ability of Parent, Holdco and Merger Sub, on the one hand, and the Company, on the other hand, to timely consummate the Transactions; provided, however, that a Material Adverse Effect will not include any change, effect, event, occurrence or state of facts resulting from (A) changes, after the date of this Agreement, in GAAP, (B) actions or omissions of Parent or Company, as applicable, taken with the prior written consent of the other party to this Agreement, (C) matters to the extent specifically disclosed on the Parent Disclosure Letter or Company Disclosure Letter, as applicable, (D) compliance of Parent or the Company, as applicable, with the terms and conditions of this Agreement, (E) any failure by Parent or the

Company, as applicable, to meet any published analyst estimates or expectations of its revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent or the Company, as applicable, to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes affecting any of the industries in which such entity operates generally, or changes in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, (G) any change in the price or trading volume of the Company Shares, Company Warrants or Parent Shares, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (H) the announcement of the Transactions and performance of this Agreement or the identity of the parties to this Agreement (including the initiation of litigation by any Person with respect to this Agreement or the Transactions, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees (including the threatened or actual termination, suspension, modification or reductions in such relationships) of Parent or the Company, as applicable, and their respective Subsidiaries due to the announcement and performance of this Agreement), or (I) any events or changes affecting general worldwide economic or capital market conditions, except in the case of each of clauses (F) and (I), to the extent that such changes affect Parent or the Company, as applicable, disproportionately.

“Maximum Premium” has the meaning set forth in Section 6.6(b).

“Measurement Date” has the meaning set forth in Section 3.2(a).

“Merger” has the meaning set forth in the Recitals.

“Merger Consideration” means collectively the Cash Consideration, Stock Consideration, Mixed Consideration and Parent Exchange Warrants.

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in Section 4.3(a).

“Merger Sub Bylaws” has the meaning set forth in Section 4.1(b).

“Merger Sub Charter” has the meaning set forth in Section 4.1(b).

“Mixed Consideration” has the meaning set forth in Section 1.6(b).

“Net Exercise Shares” has the meaning set forth in Section 2.11(b).

“No Election Shares” has the meaning set forth in Section 1.6(e).

“Notes” has the meaning set forth in Section 6.13(a).

“Notes Tender Offer” has the meaning set forth in Section 6.13(a).

“Notes Tender Offer Documents” has the meaning set forth in Section 6.13(c).

“Objection” has the meaning set forth in Section 6.1(e).

“Offering Documents” has the meaning set forth in Section 6.14(b).

“Parent” has the meaning set forth in the Preamble.

“Parent 2010 Financial Statements” has the meaning set forth in Section 4.6(c).

“Parent Board” has the meaning set forth in Section 4.3(a).

“Parent Bylaws” has the meaning set forth in Section 4.1(b).

“Parent Charter” has the meaning set forth in Section 4.1(b).

“Parent Charter Amendment” has the meaning set forth in Section 4.3(a).

“Parent Class A Common Stock” means the class A common stock, par value $0.01 per share, of Parent.

“Parent Class B Common Stock” means the class B common stock, par value $0.01 per share, of Parent.

“Parent Class C Common Stock” has the meaning set forth in Section 4.2(a).

“Parent Common Stock” has the meaning set forth in Section 4.2(a).

“Parent Disclosure Letter” has the meaning set forth in Article IV.

“Parent Equity Awards” has the meaning set forth in Section 4.2(a).

“Parent Exchange Warrants” has the meaning set forth in Section 2.14(a).

“Parent Expenses” has the meaning set forth in Section 8.2(c).

“Parent Financial Statements” has the meaning set forth in Section 4.6(a).

“Parent Intellectual Property” has the meaning set forth in Section 4.13.

“Parent Regulatory Agreement” has the meaning set forth in Section 4.8(c).

“Parent Reports” has the meaning set forth in Section 4.5(b).

“Parent Series A Preferred Stock” has the meaning set forth in Section 4.2(a).

“Parent Series B Preferred Stock” has the meaning set forth in Section 4.2(a).

“Parent Shares” means collectively shares of Parent Class A Common Stock and Parent Class B Common Stock.

“Parent Stations” means all of the radio broadcast stations currently owned and operated by Parent and Parent Subsidiaries, including full power radio broadcast stations, FM broadcast translator stations and FM broadcast booster stations.

“Parent Stockholder Consent” has the meaning set forth in the Recitals.

“Parent Subsidiary” has the meaning set forth in Section 3.1(c).

“Parent Termination Fee” has the meaning set forth in Section 8.2(e).

“Parent Warrants” has the meaning set forth in Section 4.2(a).

“Parent Willful Breach” means a material breach of any material covenant or other agreement set forth in Article V or Article VI of this Agreement that is a consequence of a knowing and intentional act or failure to act by Parent, Holdco or Merger Sub with the actual knowledge of an executive officer of Parent that the taking of such act or failure to take such act would constitute a material breach of this Agreement which would cause the failure of a condition set forth in Section 7.1 or Section 7.3 to be satisfied.

“Pending Applications” has the meaning set forth in Section 3.13(a).

“Permitted Lien” means (i) Liens in respect of any liabilities and obligations reflected in the financial statements of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, included in the Company Reports or Parent Reports, as applicable, (ii) with respect to the owned real property and leased real property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, (A) defects, exceptions, restrictions, rights of way, easements, covenants, encroachments and other imperfections of title and (B) zoning, entitlement, land use, environmental regulations, and building restrictions, none of which impairs the uses of such property as currently used by the Company and the

Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, such that such impairment, individually or in the aggregate, constitutes a Material Adverse Effect on the Company, or materially impair the use or operation of such property for their current use, (iii) Liens for current Taxes not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP on the Company’s or Parent’s financial statements, as applicable, (iv) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens that arise or are incurred in the ordinary course of business; and (v) other customary Liens levied, assessed or imposed against, or in any manner affecting, the property of the Company and the Company Subsidiaries or Parent and the Parent Subsidiaries, as applicable, that, individually or in the aggregate, do not materially impair the use or operation of such property for their current use or constitute a Material Adverse Effect on the Company.

“Person” has the meaning set forth in Section 9.3(a).

“Plan” means the Second Modified Joint Plan of Reorganization of Citadel Broadcasting Corporation and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code, dated May 10, 2010.

“Regulatory Agencies” has the meaning set forth in Section 3.5(a).

“Release” means any release, spill, effluent, emission, leaking, pumping, injection, pouring, emptying, deposit, disposal, discharge, dispersal, leaching or migration into the environment, or into or out of any property owned, operated or leased by the applicable party.

“Renewal Application” has the meaning set forth in Section 6.1(h).

“Renewal Station” has the meaning set forth in Section 6.1(h).

“Representatives” means any officer, director, employee, investment banks, attorney or other advisor or representative of a Person.

“Required Information” means all customary financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, Holdco or Merger Sub, including financial statements prepared in accordance with GAAP, projections, audit reports, a draft of a customary comfort letter (including “negative assurance comfort”) with respect to such financial information by auditors of the Company which such auditors are prepared to issue upon completion of customary procedures letter and other information and data regarding the Company and the Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1, Form S-3 or Form S-4 (or any successor forms thereto) under the Securities Act, and of the type and form, and for the periods, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act, to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made (but in any event including such information with respect to the Company’s fiscal year ended December 31, 2010 and subsequent interim periods ending at least 45 days prior to the Closing Date or otherwise), all of which will be Compliant.

“Reserved Stock Consideration” has the meaning set forth in Section 1.6(b).

“Satisfaction of Specified Conditions” means that, at the time of the applicable event (i) the Applicable Conditions have been and continue to be satisfied or waived and (ii) the Marketing Period shall have expired.

“SEC” has the meaning set forth in Article III.

“Section 16 Information” means information accurate in all material respects regarding Company Insiders, the number of shares of Company Class A Common Stock or Company Class B Common Stock (including Company Restricted Stock) held by each such Company Insider and expected to be exchanged for

Parent Shares in the Merger, and the number and description of Company Stock Options held by each such Company Insider and expected to be cashed-out in connection with the Merger.

“Securities Act” has the meaning set forth in Section 3.5(b).

“Share Issuance” means the issuance of securities to the Investors pursuant to the Investment Agreement and the issuance of Parent Shares and Parent Exchange Warrants pursuant to the Merger.

“SOX” has the meaning set forth in Section 3.5(c).

“Sponsor Guarantees” has the meaning set forth in the Recitals.

“Stock Consideration” has the meaning set forth in Section 1.6(b).

“Stock Consideration Cap” has the meaning set forth in Section 1.6(f).

“Stock Election” has the meaning set forth in Section 1.6(c).

“Stock Election Shares” has the meaning set forth in Section 1.6(c).

“Stock Fraction” has the meaning set forth in Section 1.6(f)(y)(ii).

“Subsidiary” has the meaning set forth in Section 3.1(c).

“Superior Proposal” means a proposal or offer constituting an Acquisition Proposal, if consummated, that the Company Board determines in good faith (after consultation with its outside counsel and financial advisor) to be (i) more favorable to the stockholders of the Company and Warrantholders than the Transactions, taking into account all relevant factors (including all terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Parent in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects and conditions of such proposal, except that the reference to “20%” in the definition of “Alternative Proposal” will be deemed to be a reference to “50%”.

“Supplemental Indenture” has the meaning set forth in Section 6.13(b).

“Surviving Corporation” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

“Tax Return” includes all returns, reports and forms (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with or supplied to a Tax authority relating to Taxes.

“Termination Fee” has the meaning set forth in Section 8.2(b).

“Tolling Agreement” has the meaning set forth in Section 6.1(h).

“Transactions” has the meaning set forth in Section 1.1.

“Warrantholder” has the meaning set forth in Section 1.6(c).

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent, Holdco and Merger Sub have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

CITADEL BROADCASTING CORPORATION

By:	/s/ Farid Suleman
Name: Farid Suleman

Title:	President and Chief Executive Officer

CUMULUS MEDIA INC.

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr.

Title:	President, Chairman and Chief Executive Officer

CADET HOLDING CORPORATION

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr.

Title:	President

CADET MERGER CORPORATION

By:	/s/ Lewis W. Dickey, Jr.
Name: Lewis W. Dickey, Jr.

Title:	President

ANNEX B

March 9, 2011
The Board of Directors
Citadel Broadcasting Corporation
7690 W. Cheyenne Avenue, Suite 220
Las Vegas, Nevada 89129

Dear Members of the Board:

We understand that Citadel Broadcasting Corporation, a Delaware corporation (the “Company”), Cumulus Media Inc., a Delaware corporation (“Parent”), Cadet Holding Corporation, a Delaware corporation and wholly owned subsidiary of Parent (“Holdco”), and Cadet Merger Corporation, a Delaware corporation and wholly owned subsidiary of Holdco (“Merger Sub”), propose to enter into an Agreement and Plan of Merger, dated as of March 9, 2011 (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”).

Pursuant to the Agreement, Merger Sub will be merged with and into the Company and each outstanding share of Class A common stock, par value $0.001 per share, of the Company (the “Company Class A Common Stock”), and each outstanding share of Class B common stock, par value $0.001 per share, of the Company (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), other than Excluded Shares (as defined below), will be converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures as described in the Agreement (as to which we express no opinion), (i) $37.00 in cash (the “Cash Consideration”) or (ii) 8.525 shares of Class A common stock, par value $0.01 per share, of Parent (“Parent Class A Common Stock”) (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”). Pursuant to the Agreement, any holder of Company Common Stock may elect to receive shares of Class B common stock, par value $0.01 per share, of Parent (“Parent Class B Common Stock”, and together with Parent Class A Common Stock, “Parent Common Stock”) or warrants to purchase Parent Common Stock (the “Parent Warrants”) on substantially similar terms to the existing warrants to purchase Company Class B Common Stock (“Company Warrants”) in lieu of shares of Parent Class A Common Stock. In addition, if Parent determines, in consultation with its counsel, that the issuance of Parent Class A Common Stock to any holder of Company Common Stock would cause, or would be reasonably likely to cause, Parent to be in violation of Section 310(b) of the Communications Act of 1934 or the FCC Media Ownership Rules (as defined in the Agreement), such holder’s shares of Company Common Stock will be converted into either (i) Parent Warrants, exercisable for such number of shares of Parent Common Stock equal to the number of shares of Parent Class A Common Stock such holder would have otherwise received, or (ii) such number of shares of Parent Class B Common Stock equal to the number of shares of Parent Class A Common Stock such holder would have otherwise received. For purposes of this opinion, “Excluded Shares” means, collectively, (A) shares of Company Common Stock held by Merger Sub, (B) shares of Company Common Stock held in the treasury of the Company, and (C) shares of Company Common Stock held by holders who are entitled to and properly demand an appraisal of their shares. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Shares) of the Consideration to be paid to such holders in the Transaction. You have informed us that each Company Warrant is exercisable into shares of Company Class B Common Stock for $0.001 per share pursuant to the terms, and in accordance with the requirements, of the Warrant Agreement, dated June 3, 2010, between the Company and Mellon Investor Services LLC, as warrant agent, and that each share of Company Class B Common Stock is convertible into one share of Company Class A Common Stock in accordance with the terms, and pursuant to the requirements, of the Fourth Amended and Restated Certificate of Incorporation of the Company. For purposes of this opinion, with the consent of the Company we have assumed that all Company Warrants have been exercised for shares of Company Class B Common Stock pursuant to the terms of the Company Warrants. In addition, for purposes of this opinion, with the consent of the Company, we have treated the shares of Company Class A Common Stock as equivalent to the shares of Company Class B Common Stock from a financial point of view.

The Board of Directors
Citadel Broadcasting Corporation
March 9, 2011

In connection with this opinion, we have:

(i) Reviewed the financial terms and conditions of the Agreement;

(ii) Reviewed certain publicly available historical business and financial information relating to the Company and Parent;

(iii) Reviewed various financial forecasts and other data provided to us by the Company relating to the business of the Company and financial forecasts and other data provided to us by Parent relating to the business of Parent;

(iv) Held discussions with members of the senior managements of the Company and Parent with respect to the businesses and prospects of the Company and Parent, respectively, and reviewed the projected synergies and other benefits, including the amount and timing thereof, anticipated by the management of Parent to be realized from the Transaction;

(v) Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the businesses of the Company and Parent, respectively;

(vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii) Reviewed historical trading prices and volumes of Company Common Stock, Company Warrants and Parent Class A Common Stock;

(viii) Reviewed the potential pro forma financial impact of the Transaction on Parent based on the financial forecasts referred to above relating to the Company and Parent, both including and excluding the pro forma financial impact of Parent’s proposed acquisition of Cumulus Media Partners, LLC based on information provided by Parent; and

(ix) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or Parent or concerning the solvency or fair value of the Company or Parent, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, including those related to projected synergies and other benefits anticipated by the management of Parent to be realized from the Transaction, we have assumed, with the consent of the Company, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company and Parent, respectively, and such synergies and other benefits. We assume no responsibility for and express no view as to any such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the prices at which shares of Company Common Stock, the Company Warrants or shares of Parent Common Stock may trade at any time subsequent to the announcement of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material

The Board of Directors
Citadel Broadcasting Corporation
March 9, 2011

terms or conditions. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company, Parent or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Consideration to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co. LLC (“Lazard”) is acting as financial advisor to the Company in connection with the Transaction and will receive a fee for such services, a portion of which was paid upon Lazard’s engagement as financial advisor to the Company, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided, currently are providing, and in the future may provide certain investment banking services to the Company, for which we have received and may receive compensation, including, during the past two years, having advised the Company in connection with a potential sale transaction in 2009 and in connection with the Company’s reorganization under Chapter 11 of the United States Bankruptcy Code in 2009 and 2010. In addition, in the ordinary course of their respective businesses, Lazard, LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Company, Parent and certain of their respective affiliates for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of the Company (in its capacity as such) and our opinion is rendered to the Board of Directors of the Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to the holders of Company Common Stock (other than Excluded Shares) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By
Marc Katz
Managing Director

ANNEX C

MOELIS OPINION

1999 AVENUE OF THE STARS 19th FLOOR LOS ANGELES, CALIFORNIA 90067
T 310.443.2300 F 310.443.8700

March 9, 2011

Board of Directors
Cumulus Media Inc.
3535 Piedmont Road
Building 14, 14th Floor
Atlanta, GA 30305

Members of the Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to Cumulus Media Inc. (the “Company”) of the Exchange Ratio (as defined below) contemplated by the Transaction (as defined below).

We understand that the Company intends to enter into an Agreement and Plan of Merger (the “Merger Agreement”) by and between the Company, Cadet Holding Corporation, a wholly owned subsidiary of the Company (“Holdco”), Cadet Merger Corporation, a wholly owned subsidiary of Holdco (“Acquisition Sub”), and Citadel Broadcasting Corporation (“Citadel”). As more fully described in the Merger Agreement, Acquisition Sub will be merged with and into Citadel and, subject to certain adjustments specified in the Merger Agreement, each outstanding share of Class A common stock, par value $0.001 per share, of Citadel (the “Citadel Class A Common Stock”), and each outstanding share of Class B common stock, par value $0.001 per share, of Citadel (the “Citadel Class B Common Stock”), and any warrants exercisable therefor (“Citadel Warrants”, and together with the Citadel Class A Common Stock and the Citadel Class B Common Stock, the “Citadel Common Stock”) (other than any shares of Citadel Common Stock that are owned by Acquisition Sub or held in the treasury of Citadel, which will be cancelled pursuant to the Merger Agreement, and dissenting shares) will be cancelled and converted into the right to receive, at the option of the holder thereof and subject to certain limitations and proration procedures as described in the Merger Agreement, (i) $37.00 in cash (the “Cash Consideration”) or (ii) 8.525 shares of Class A common stock, par value $0.01 per share, of the Company (“Company Class A Common Stock”) (the “Stock Consideration”), or a combination thereof (the Stock Consideration, together with the Cash Consideration, or combination thereof, the “Consideration”). Pursuant to the Merger Agreement, any holder of Citadel Common Stock may elect to receive shares of Class B common stock, par value $0.01 per share, of the Company (“Company Class B Common Stock”, and together with Company Class A Common Stock, “Company Common Stock”), or warrants to purchase Company Common Stock (the “Company Warrants”) on substantially similar terms to the existing warrants to purchase Citadel Class B Common Stock (“Citadel Warrants”), in lieu of shares of Company Class A Common Stock. In addition, if the Company determines, in consultation with its counsel, that the issuance of Company Class A Common Stock to any holder of Company Common Stock would cause, or would be reasonably likely to cause, the Company to be in violation of Section 310(b) of the Communications Act of 1934 or the FCC Media Ownership Rules (as defined in the Merger Agreement), such holder’s shares of Citadel Common Stock will be converted into either (i) Company Warrants, exercisable for such number of shares of Company Common Stock equal to the number of shares of Company Class A Common Stock such holder would have otherwise received, or (ii) such number of shares of Company Class B Common Stock equal to the number of shares of Company Class A Common Stock such holder would have otherwise received. In accordance with the Merger Agreement and notwithstanding Citadel stockholder elections, the aggregate cash consideration to be paid to all holders of Citadel Common Stock will not exceed $1,503,533,940.

In connection with the Merger Agreement, the Company intends to enter into an Investment Agreement (the “Investment Agreement”) with Crestview Radio Investors, LLC and MIHI LLC (“Crestview” and “Macquarie,” respectively, and together the “Investors”) pursuant to which the Company will issue to Crestview up to 57,603,687 shares of Company Class A Common Stock for up to $250 million and issue to Macquarie warrants to acquire up to 57,603,687 shares of Company Class B Common Stock or, at Macquarie’s election and subject to certain limitations, Company Series A Preferred Stock, for up to $250 million. In addition, the Company will issue to the Crestview Class A Warrants to purchase 7,776,498 shares of Company Class A Common Stock at an exercise price of $4.34 per share. The proceeds to the Company from the Investment Agreement will be used by the Company to fund a portion of the Class A Cash Consideration and Class B Cash Consideration. The transactions contemplated by the Merger Agreement and the Investment Agreement are herein referred to as the “Transaction.” The value of the pro forma ownership of the Company by current Company stockholders (excluding affiliates) resulting from the shares of Company Common Stock issued to (i) current Citadel stockholders in exchange for all of the outstanding equity interests of Citadel as contemplated by the Merger Agreement and (ii) the Investors in exchange for their investment in the Company as contemplated by the Investment Agreement is herein referred to as the “Exchange Ratio.”

We will receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the past, we have provided investment banking and other services to the Company and Citadel and their respective affiliates and received compensation for the rendering of such services. In the ordinary course of business, we, our successors and our affiliates may trade securities of the Company and Citadel for our own accounts and the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion does not address the Company’s underlying business decision to effect the Transaction or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should act with respect to the Transaction or any other matter. At your direction, we have not been asked to, nor do we, offer any opinion as to the material terms of the Merger Agreement or the Investment Agreement or the form of the Transaction. We express no opinion as to what the value of Company stock will be when issued pursuant to the Merger Agreement or the Investment Agreement or the prices at which it will trade in the future. In rendering this opinion, we have assumed, with your consent, that the final executed forms of the Merger Agreement and the Investment Agreement do not differ in any material respect from the drafts that we have examined, and that the parties to such agreements will comply with all the material terms of such agreements. In addition, we have assumed, with your consent, that prior to consummation of the Transaction, the Company will consummate its announced acquisition of all of the outstanding equity interests in Cumulus Media Partners, LLC (“CMP”) that the Company does not currently hold pursuant to the terms set forth in the Exchange Agreement, dated January 31, 2011 (the “Exchange Agreement”), entered into by and between the Company and the Sellers named therein.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company and Citadel that we deemed relevant; (ii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of the Company as well as the amount and timing of cost savings, synergies and related expenses expected to result from the Transaction (the “Expected Synergies”) furnished to us by the Company; (iii) reviewed certain internal information relating to the business, including financial forecasts, earnings, cash flow, assets, liabilities and prospects of Citadel furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (i) — (iii) of this paragraph, as well as the respective businesses and prospects of the Company and Citadel before and after giving effect to the Transaction and the Expected Synergies; (v) reviewed publicly available financial and stock market data, including valuation multiples, for the Company and Citadel and compared them with those of certain other companies in lines of business that we deemed relevant; (vi) compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; (vii) considered certain potential pro forma effects of the Transaction; (viii) reviewed drafts of the Merger Agreement and the Investment Agreement and (ix) conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

In connection with our review, we have not assumed any responsibility for independent verification of any of the information supplied to, discussed with, or reviewed by us for the purpose of this opinion and have, with your consent, relied on such information being complete and accurate in all material respects. We requested an opportunity to have discussions with management and representatives of Citadel concerning, among other things, the matters described in clauses (i) — (iii) of the preceding paragraph and the business and prospects of Citadel. Due to the circumstances of the Transaction, the Company directed us to rely on discussions with management and representatives of the Company with respect to those matters regarding Citadel. In addition, with your consent we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet, or otherwise) of Citadel or the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the forecasted financial information for the Company and Citadel and Expected Synergies referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future performance of the Company and Citadel and that such future financial results (including Expected Synergies) will be achieved at the times and in the amounts projected by the Company’s management. We have also assumed the transactions contemplated by the Exchange Agreement have been consummated on the terms and conditions set forth therein and that the future financial results forecasted by Cumulus’s management with respect to CMP will be achieved.

Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed, with your consent, that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without the imposition of any delay, limitation, restriction, divestiture or condition that would have an adverse effect on Citadel or the Company or on the expected benefits of the Transaction.

This opinion is for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company.

In addition, we do not express any opinion as to the fairness of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, relative to the Transaction. This opinion was approved by a Moelis & Company LLC fairness opinion committee.

Based upon and subject to the foregoing, it is our opinion that, as the date hereof, the Exchange Ratio in the Transaction is fair from a financial point of view to the Company.

Very truly yours,

MOELIS & COMPANY LLC

ANNEX D

THIRD

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF CUMULUS MEDIA INC.

Cumulus Media Inc., a corporation organized and existing under the laws of the state of Delaware, hereby certifies as follows:

1. The name of the corporation is “Cumulus Media Inc.” (referred to herein as the “Company”).

2. The Certificate of Incorporation of the Company originally was filed with the Secretary of State of the State of Delaware on November 8, 2001.

3. The name under which the Company was originally incorporated was “AA Blocker Acquisition Corp.,” which was changed by amendment to the Certificate of Incorporation of the Company to “Cumulus Delaware Inc.” on May 30, 2002, and which was changed by amendment to the Certificate of Incorporation of the Company to “Cumulus Media Inc.” on July 31, 2002. The Certificate of Amendment of the Company was amended and restated on July 31, 2002, and further amended and restated on          , 2011.

4. This Third Amended and Restated Certificate of Incorporation amends and restates the provisions of the Second Amended and Restated Certificate of Incorporation of the Company and has been duly adopted by the Board of Directors and the stockholders of the Company and duly executed and acknowledged by the officers of the Company in accordance with the provisions of Sections 103, 228, 242 and 245 of the Delaware General Corporation Law.

5. The text of the Second Amended and Restated Certificate of Incorporation of the Company is hereby amended and restated to read in its entirety as follows:

ARTICLE I

NAME

The name of the Company is Cumulus Media Inc.

ARTICLE II

REGISTERED AGENT AND REGISTERED OFFICE

The registered agent of the Company is The Corporation Trust Company and the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

ARTICLE III

PURPOSE

The purpose or purposes for which the Company is organized is the transaction of any or all lawful business for which corporations may be incorporated under the ~~Delaware General Corporation Law, as amended~~
DGCL
. The Company shall have perpetual existence.

ARTICLE IV

AUTHORIZED SHARES

The aggregate number of shares which the Company is authorized to issue is~~300,000,000~~
1,450,644,871
, divided into ~~five~~
four
classes consisting of: (i) ~~200,000,000~~
750,000,000
shares designated as Class A Common Stock, $.01 par value per share (hereinafter referred to as the “Class A Common Stock”); (ii) ~~20,000,000~~
600,000,000
shares designated as Class B Common Stock, $.01 par value per share (hereinafter referred to as the “Class B Common Stock”); (iii) ~~30,000,000~~
644,871
shares designated as Class C Common Stock, $ .01 par value per share (hereinafter referred to as the “Class C Common Stock”);
and
(iv) ~~30,000,000 shares designated as Class D Common Stock, $.01 par value per share (hereinafter referred to as the “Class D Common Stock”); and (v) 20,000,000~~
100,000,000
shares of Preferred Stock, $.01 par value per share (hereinafter referred to as the “Preferred Stock”). The Class A Common Stock, Class B Common Stock, ~~Class C Common Stock~~ and Class ~~D~~
C
Common Stock shall be referred to collectively herein as the “Common Stock”. Effective upon the filing with the Secretary of State of the State of Delaware of this Third Amended and Restated Certificate of Incorporation (the “Effective Time”), each outstanding share of Class D Common Stock, par value $.01 per share, of the Company shall, without any action on the part of the holder thereof, be reclassified as, and converted into one fully paid and nonassessable share of the Class B Common Stock.

ARTICLE V

TERMS OF COMMON STOCK

Except with regard to voting and conversion rights, shares of Class A Common Stock, Class B Common Stock, ~~Class C Common Stock~~ and Class ~~D~~
C
Common Stock are identical in all respects. The preferences, qualifications, limitations, restrictions, and the special or relative rights in respect of the Common Stock and the various classes of Common Stock shall be as follows:

Section 1.  VOTING RIGHTS.

(a) General Rights.  The holders of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held on the record date therefor on any matter submitted to a vote of the stockholders of the Company. Except as may be required by law or by Section ~~2~~
1(b)
of
this
Article ~~VII~~
V
, the holders of shares of Class B Common Stock shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Company~~; provided, however, that this sentence is not intended to detract from or limit the consent rights of certain holders of Class B Common Stock as set forth in Section 1(c) of this Article V~~. The holders of shares of Class C Common Stock shall be entitled to ten (10) votes for each share of Class C Common Stock held on the record date therefor on any matter submitted to a vote of the stockholders of the Company~~; provided, however, that during the period~~
.

~~of time commencing with the date of conversion of any~~
(b)
Notwithstanding Section 1(a) and 1(c) of this Article V, holders of
 Class B Common Stock ~~to~~
and
Class C Common Stock ~~held by either BA Capital or SWIB and ending with the date on which BA Capital and SWIB (together with their respective Affiliates) each ceases to beneficially own at least five percent (5%) of the aggregate number of shares of all classes of Common Stock held by such entity immediately prior to the consummation of the Offering,~~
shall each be entitled to a separate class vote on any amendment or modification of any specific rights or obligations of the holders of ~~shares of~~
Class B Common Stock or
Class C Common Stock ~~shall be entitled to one (1) vote for each share of Class C Common Stock held on the record date therefor on any matter submitted to a vote of the stockholders of the Company. Except as may be required by law,~~
, respectively, that does not similarly affect the rights or obligations of the holders of ~~shares of~~ Class ~~D~~
A
Common Stock ~~shall not be entitled to vote on any matter submitted to a vote of the stockholders of the Company~~.

(~~b~~
c
) Voting in General.  The holders of Class A Common Stock and the holders of Class C Common Stock shall vote together, as a single class, on all matters submitted for a vote to the stockholders of the Company.

~~(c) Consent to Fundamental Action.  The express written consent of Consent Right Holders holding a majority of that number of shares of Class B Common Stock held in the aggregate by all Consent Right Holders shall be required for the taking of any Fundamental Action. Such consent is in addition to the approval required by Section 1(b) of this Article V. The term “Consent Right Holder,” at any given time, means a Person who owns at least one (1) share of Class B Common Stock at such time, and who held at least one (1) share of Class B Common Stock immediately prior to the consummation of the Offering, and who (together with such Person’s Affiliates) beneficially owns at such time a number of shares of the Common Stock of the Company equal to or greater than fifty percent (50%) of the number of shares of Common Stock held by such Person immediately prior to the consummation of the Offering.~~

(d)
No Action by Stockholders Without a Meeting. All actions of the stockholders of the Company must be taken at an annual or special meeting of the stockholders of the Company and may not be taken by written consent without a meeting.

(e)
Special Meeting of Stockholders. Special meetings of stockholders of the Company may be called by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer of the Company or (iii) by the Board of Directors upon the demand, in accordance with procedures in Section 2.2 of the by-laws of the Company, of the holders of record of shares representing at least 25% of all the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Section 2.  DIVIDENDS.

After payment of the preferential amounts to which the holders of any shares ranking prior to the Common Stock shall be entitled, the holders of Common Stock shall be entitled to receive when, as and if declared by the Board of Directors of the Company, from funds lawfully available therefor, such dividends as may be declared by the Board of Directors of the Company from time to time. When and as dividends are declared on Common Stock, the holders of shares of each class of Common Stock will be entitled to share ratably in such dividend according to the number of shares of Common Stock held by them; provided, however, that in the case of dividends or other distributions payable on Common Stock in shares of Common Stock, including distributions pursuant to share splits or dividends, only Class A Common Stock will be distributed with respect to Class A Common Stock, only Class B Common Stock will be distributed with respect to Class B Common Stock,
and
only Class ~~C~~
A
Common Stock will be distributed with respect to Class C ~~Common Stock, and only Class D Common Stock will be distributed with respect to Class D~~ Common Stock. In the event any class of Common Stock is split, divided or combined, each other class of Common Stock simultaneously shall be proportionately split, divided or combined.
The holders of shares of Common Stock and, to the extent required by the warrant agreement or agreements, entered into between the Company and the warrant agent thereunder on or about the date of the Effective Time (as amended, modified or otherwise restated from to time to time collectively referred to as the “Warrant Agreements”), the holders of warrants to purchase common stock issued pursuant to the Warrant Agreements (the “Warrants”) shall be entitled to participate in such dividends ratably on a per share basis (in the case of holders of Warrants, based upon their ownership of Common Stock underlying their Warrants on an as-exercised basis); provided, that no such distribution shall be made to holders of Warrants, Class A Common Stock, Class B Common Stock or Class C Common Stock if (i) an FCC ruling, regulation or policy prohibits such distribution to holders of Warrants or (ii) the Company’s FCC counsel opines that such distribution is reasonably likely to cause (a) the Company to violate any applicable FCC rules or regulations or (b) any such holder of Warrants to be deemed to hold an attributable interest in the Company.

Section 3.  LIQUIDATION, DISSOLUTION OR WINDING-UP.

In the event of any liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts to which the holders of any shares ranking prior to the Common Stock in the distribution of assets shall be entitled upon liquidation, the holders of shares of the Class A Common Stock, the Class B Common Stock, ~~the Class C Common Stock~~ and the Class ~~D~~
C
Common Stock shall be entitled to share pro

rata in the remaining assets of the Company in proportion to the respective number of shares of Common Stock held by each holder compared to the aggregate number of shares of Common Stock outstanding.

Section 4.  MERGER OR CONSOLIDATION.

In the event of a merger or consolidation of the Company, shares of Class A Common Stock, Class B Common Stock, ~~Class C Common Stock~~ and Class ~~D~~
C
Common Stock shall be treated identically, except with respect to voting and conversion rights as specifically described in this Article V
; provided, however, that, in all cases without exception, the consideration received for each share of Class A Common Stock, Class B Common Stock, and Class C Common Stock as part of any such merger or consolidation shall be identical
.

Section 5.  CONVERTIBILITY AND TRANSFER.

(a) Conversion of Class B Common Stock.  Each holder of Class B Common Stock is entitled to convert at any time or times all or any part of such holder’s shares of Class B Common Stock into an equal number of shares of Class A Common Stock ~~or an equal number of shares of Class C Common Stock~~; provided, however, that ~~the prior consent of any governmental authority required under any applicable law, rule, regulation or other governmental requirement to make such conversion lawful shall have first been obtained and provided further, that such holder is not at the time of such conversion a Disqualified Person.~~
to the extent that such conversion would result in the holder holding more than 4.99% of the Class A Common Stock following such conversion, the holder shall first deliver to the Company an ownership certification in form and substance reasonably satisfactory to the Company for the purpose of enabling the Company (a) to determine that such holder does not have an attributable interest in another entity that would cause the Company to violate applicable FCC rules and regulations and (b) to obtain any necessary approvals from the FCC or the United States Department of Justice. Notwithstanding anything to the contrary contained herein, the Company shall not be required to convert (including upon transfer as set forth in Section 5(c)(i) of this Article V) any share of Class B Common Stock if the Company reasonably and in good faith determines that such conversion would result in a violation of the Communications Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the rules and regulations promulgated under either such Act.

(b) Conversion of Class C Common Stock.  Each holder of Class C Common Stock is entitled to convert at any time or times all or any part of such holder’s shares of Class C Common Stock into an equal number of shares of Class A Common Stock; provided, however, that ~~the prior consent of any governmental authority required under any applicable law, rule, regulation or other governmental requirement to make such conversion lawful shall have first been obtained; and provided further, that such holder is not at the time of such conversion a Disqualified Person~~
to the extent that such conversion would result in the holder holding more than 4.99% of the Class A Common Stock following such conversion, the holder shall first deliver to the Company an ownership certification in form and substance reasonably satisfactory to the Company for the purpose of enabling the Company (a) to determine that such holder does not have an attributable interest in another entity that would cause the Company to violate applicable FCC rules and regulations and (b) to obtain any necessary approvals from the FCC or the United States Department of Justice. Notwithstanding anything to the contrary contained herein, the Company shall not be required to convert (including upon transfer as set forth in Section 5(c)(ii) of this Article V) any share of Class C Common Stock if the Company reasonably and in good faith determines that such conversion would result in a violation of the Communications Act, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the rules and regulations promulgated under either such Act
. In the event of the death of any Principal or the Disability of any Principal which results in termination of such Principal’s employment with the Company, each share of Class C Common Stock held by such deceased or disabled Principal or any Related Party or Affiliate of such deceased or disabled Principal shall automatically be converted into one (1) share of Class A Common Stock. The holder of such converted shares shall have no further rights as a holder of Class C Common Stock with respect to such converted shares, but shall be deemed to have become the holder of the number of shares of Class A Common Stock into which such shares of Class C Common Stock have converted pursuant to this Section 5(b). Such holder shall exchange the certificates representing such converted Class C Common Stock for certificates representing Class A Common Stock.

~~(c) Conversion of Class D Common Stock.  Each holder of Class D Common Stock is entitled to convert at any time or times all or any part of such holder’s shares of Class D Common Stock into an equal number of shares of Class A Common Stock; provided, however, that the prior consent of any governmental authority required under any applicable law, rule, regulation or other governmental requirement to make such conversion lawful shall have first been obtained; and provided further, that such holder is not at the time of such conversion a Disqualified Person.~~

~~(d~~
c
) Transfer of Certain Shares.

(i) ~~A~~
Subject to Section 6 of this Article V, a
 record or beneficial owner of shares of Class B Common Stock, ~~of Class C Common Stock that at any time was converted from Class B Common Stock, or of Class D Common Stock,~~ may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee~~; provided, however that (i) the prior consent of any governmental authority required under applicable law, rule, regulation or other governmental requirement to make such transfer lawful shall have first been obtained, and (ii) the transferee is not a Disqualified Person~~. Concurrently with any such transfer, each such transferred share of Class B ~~Common Stock, Class C Common Stock or Class D~~ Common Stock shall automatically be converted into one (1) share of Class A Common Stock. The holder of such converted shares shall have no further rights as a holder of Class B Common Stock~~, Class C Common Stock or Class D Common Stock~~ with respect to such converted shares but shall be deemed to have become the holder of the number of shares of Class A Common Stock into which such shares of Class B Common Stock~~, Class C Common Stock or Class D Common Stock~~ have converted pursuant to this Section 5(~~d~~
c
)(i). Such holder shall exchange the certificates representing such converted shares of Class B Common Stock~~, Class C Common Stock or Class D Common Stock~~ for certificates representing Class A Common Stock.

(ii) ~~A~~
Subject to Section 6 of this Article V, a
 record or beneficial owner of shares of Class C Common Stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee; provided, however~~, that (i) the prior consent of any governmental authority required under applicable law, rule, regulation or other governmental requirement to make such transfer lawful shall have first been obtained, and (ii) the transferee is not a Disqualified Person and provided further~~, that if the transferee is not an Affiliate or a Related Party of a Principal, then, concurrently with any such transfer, each such transferred share of Class C Common Stock shall automatically be converted into one (1) share of Class A Common Stock. The holder of such converted shares shall have no further rights as a holder of Class C Common Stock with respect to such converted shares but shall be deemed to have become the holder of the number of shares of Class A Common Stock into which such shares of Class C Common Stock have converted pursuant to this Section 5(dc)(ii). Such holder shall exchange the certificates representing such converted Class C Common Stock for certificates representing Class A Common Stock.

(~~e~~
d
) Condition Precedent to Transfer or Conversion.  As a condition precedent to any transfer or conversion of any shares of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock, the transferor shall give the Company not less than five (5) business days’ prior written notice of any intended transfer or conversion and the intended transferee or the Person who will hold the converted shares, as applicable, and shall promptly provide the Company
, in addition to the information required in Section 5(a) and Section 5(b), with any information reasonably requested by the Company to ~~enable the Company to determine whether such intended transferee or holder of converted shares is a Disqualified Person~~
ensure compliance with applicable law
.

(~~f~~
e
) Conversion.

(i) Effective Time of Conversion.  ~~The~~
Subject to Section 5(a) and 5(b), the
conversion of shares of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock, as the case may be, will

be deemed to have been effected as of the close of business on the date on which occurs the last to occur of the following events:

(A) The certificate or certificates representing the shares of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock to be converted have been surrendered to the principal office of the Company with duly executed conversion instructions and, if applicable, transfer instructions;
and

(B) All information requested by the Company, ~~for the purpose of making the determination contemplated by Section 5(e) of this Article V,~~ has been provided to the Company and ~~the~~ Company has ~~determined that the intended transferee is not a Disqualified Person; and~~
made a reasonable and good faith determination that such conversion does not violate the FCC ownership and transfer restrictions set forth in Section 6 of this Article V.

(~~C~~) ~~All consents contemplated by Section 5(d)(i) of this Article V have been obtained and evidence thereof satisfactory to the Company has been provided to the Company.~~

At such time as such conversion has been effected, the rights of the holder of such shares will cease and the Person or Persons in whose name or names any certificate or certificates for shares of Class ~~C Common Stock or Class~~ A Common Stock are to be issued upon such conversion will be deemed to have become the holder or holders of record of the shares of the Class ~~C Common Stock or the Class~~ A Common Stock so issuable by reason of the conversion.

(ii) Deliveries Upon Conversion.  As soon as possible after a conversion has been effected (but in any event within~~three~~
five
(~~3~~
5
) business days), the Company will deliver to the converting holder:

(A) a certificate or certificates representing the number of shares of Class A Common Stock ~~or Class C Common Stock~~ issuable by reason of such conversion
, or as the case may be, the book entry into the stock ledger of the Company for shares issuable upon conversion shall be deemed to have been made, in such name or names and such denominations as the converting holder has specified; and

(B) a certificate representing any shares of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock which were represented by the certificate or certificates delivered to the Company
, or as the case may be, the book entry into the stock ledger of the Company, in connection with such conversion but which were not converted.

(iii) No Charges.  The issuance of certificates for shares of Class A Common Stock ~~or Class C Common Stock~~ upon conversion of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock will be made without charge to the holders of such Common Stock for any issuance tax in respect of such issuance or other costs incurred by the Company in connection with such conversion and the related issuance of shares of Class A Common Stock ~~or Class C Common Stock~~, except for any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the surrendered certificate is registered. Upon conversion of a share of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock, the Company will take all such actions as are necessary in order to ensure that the Class A Common Stock ~~or Class C Common Stock~~ issued or issuable with respect to such conversion will be validly issued, fully paid and nonassessable.

(iv) No Adverse Action.  The Company will not close its books against the transfer of Class A Common Stock ~~or Class C Common Stock~~ issued or issuable upon conversion of Class B Common Stock~~, Class C Common Stock~~ or Class ~~D~~
C
Common Stock in any manner which interferes with the timely conversion of Class B Common Stock~~,~~
or
Class C Common Stock ~~or Class D Common Stock~~.

(v) Sufficient Shares.  The Company shall at all times have authorized, reserved and set aside a sufficient number of shares of Class A Common Stock ~~and Class C Common Stock~~ for the conversion of all shares of Class B Common Stock ~~then outstanding. The Company shall at all times have authorized, reserved and set aside a sufficient number of shares of Class A Common Stock for the conversion of all shares of~~
and
Class C Common Stock then outstanding. ~~The Company shall at all times have authorized,~~

~~reserved and set aside a sufficient number of shares of Class A Common Stock for the conversion of all shares of Class D Common Stock then outstanding.~~

Section 6.  ~~DISQUALIFIED PERSON~~
FCC MATTERS
.

~~In event that a Person is or becomes a Disqualified Person, such Person shall promptly take any and all actions necessary or required by the FCC to cause such Person to cease being a Disqualified Person, including, without limitation, (i) divesting all or a portion of such Person’s interest in the Company, (ii) making an application to or requesting a ruling from and/or cooperating with the Company in any application to or request for a ruling from the FCC seeking a waiver for or an approval of such ownership, (iii) divesting itself of any ownership interest in any entity which together with such Person’s interest in the Company makes such Person a Disqualified Person, (iv) entering into a voting trust whereby such Person’s interest in the Company will not make such Person a Disqualified Person, or (v) subject to any Board of Directors vote, and vote of Class B Common Stock holders required for the issuance of additional Class B Common Stock under Article VII hereof, exchanging such Person’s shares of Common Stock for Class B Common Stock, or (vi) exchanging such Person’s shares of Common Stock for Class D Common Stock.~~

To the extent necessary to comply with the Communications Act and FCC Regulations, the Board of Directors may (i) take any action it believes necessary to prohibit the ownership or voting of more than 25% of the Company’s outstanding Capital Stock by or for the account of aliens or their representatives or by a foreign government or representative thereof or by any entity organized under the laws of a foreign country (collectively “Aliens”), or by any other entity (a) that is subject to or deemed to be subject to control by Aliens on a de jure or de facto basis or (b) owned by, or held for the benefit of, Aliens in a manner that would cause the Company to be in violation of the Communications Act or FCC Regulations; (ii) prohibit any transfer of the Company’s stock which the Company believes could cause more than 25% of the Company’s outstanding Capital Stock to be owned or voted by or for any person or entity identified in the foregoing clause (i); (iii) prohibit the ownership, voting or transfer of any portion of its outstanding Capital Stock to the extent the ownership, voting or transfer of such portion would cause the Company to violate or would otherwise result in violation of any provision of the Communications Act or FCC Regulations; and (iv) redeem Capital Stock to the extent necessary to bring the Company into compliance with the Communications Act or FCC Regulations or to prevent the loss or impairment of any of the Company’s FCC licenses.

Section 7.  LEGEND.

Each Certificate representing shares of Common Stock shall bear a legend setting forth the restrictions on transfer and ownership which apply to the shares represented by such Certificate.

Section 8.  DEFINITIONS.

For the purposes of this ~~Certificate of Incorporation~~
certificate of incorporation
, the following capitalized terms shall have the meanings set forth below:

“Advancement of Expenses” shall be defined as set forth in Article XI.

“Affiliate” shall be defined as set forth in Rule 144 promulgated under the Securities Act.

“~~Applicable Period~~
Aliens
” shall be defined as set forth in ~~Article VII,~~ Section ~~1~~
6 of this Article V
.

~~“BA Capital” shall mean (i) BA Capital Company, L.P., a Delaware limited partnership and successor in interest to NationsBanc Capital Corp. (“NBCC”), and any entity that is a successor to BA Capital Company, L.P., and (ii) NBCC prior to the time that BA Capital Company, L.P. succeeded to NBCC’s interests.~~

“Capital Stock” means all shares now or hereafter authorized of any class or series of capital stock of the Company which has the right to participate in the distribution of the assets and earnings of the Company, including Common Stock and any shares of capital stock into which Common Stock may be converted (as a result of recapitalization, share exchange or similar event) or are issued with respect to Common Stock, including, without limitation, with respect to any stock split or stock dividend, or a successor security.

“Class A Common Stock” shall be defined as set forth in Article IV.

“Class B Common Stock” shall be defined as set forth in Article IV.

“Class C Common Stock” shall be defined as set forth in Article IV.

“~~Class D~~ Common Stock” shall be defined as set forth in Article IV.

~~“Common Stock” shall be defined as set forth in Article IV.~~

“Communications Act” shall mean the Communications Act of 1934, as amended.

“Company” shall mean Cumulus Media Inc., a Delaware corporation.

~~“Consent Right Holder” shall be defined as set forth in Section 1(c) of this Article V.~~

“Director” shall mean a member of the Board of Directors of the Company.

“DGCL” shall mean General Corporation Law of Delaware, as amended from time to time.

“Disability” shall mean the inability of the Principal to perform his duties to the Company on account of physical or mental illness or incapacity for a period of four and one-half (4 1/2) consecutive months, or for a period of one hundred thirty-five (135) calendar days, whether or not consecutive, during any three hundred sixty-five (365) day period, as a result of a condition that is treated as a total or permanent disability under the long-term disability insurance policy of the Company that covers the Principal.

~~A Person shall be deemed to be a “Disqualified Person” if (and with respect to any proposed conversion or transfer, after giving effect to such proposed conversion or transfer), the Board of Directors of the Company in good faith determines such Person is (or would be after giving effect to such conversion or transfer), or such Person becomes aware that he or she is (or would be after giving effect to such conversion or transfer), or the FCC determines by a final order that such Person is (or would be after giving effect to such conversion or transfer), a Person who, directly or indirectly, as a result of ownership of Common Stock or other capital stock of the Company or otherwise (i) causes (or would cause) the Company or any of its subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, (ii) would result in disqualification of the Company or any of its subsidiaries as a licensee of the FCC, or (iii) would cause the Company to violate the provisions with respect to foreign ownership or voting of the Company or any of its subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a Person objects in good faith to such determination by written notice to the Company, within ten (10) days of notice by the Company that the Board of Directors of the Company has determined that such Person is a Disqualified Person, the Company and/or such Person shall, when appropriate, apply for a determination by the FCC with respect thereto within ten (10) days of receipt by the Company of notice of such objection. If no determination is made by the FCC within ninety (90) days from the date of such application or if the Company and the Person determine that it is inappropriate to make any application to the FCC, the Company and such Person agree that such determination shall be made by an arbitrator, mutually agreed upon by the Company and such Person. Notwithstanding the foregoing, until a determination is made by the FCC (and such determination becomes a final order) or by the arbitrator, such Person will not be deemed a Disqualified Person.~~

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“FCC” shall mean the Federal Communications Commission.

~~“Fundamental Action” shall mean: (i) any proposed amendment to the Company’s Certificate of Incorporation or By-Laws (other than an amendment required by Section 1 of Article VII hereof); or (ii) any proposed voluntary liquidation, dissolution or termination of the Company.~~

“FCC Approvals” shall be defined as set forth in Section 6 of this Article V.

“~~Offering~~
FCC Regulations
” shall mean the~~underwritten public offering of shares of Class A Common Stock by the Company’s predecessor entity, Cumulus Media Inc., an Illinois corporation, which was consummated on July 1, 1998.~~
rules, regulations or policies promulgated by the FCC and in effect from time to time.

“Final Adjudication” shall be defined as set forth in Article XI.

“Indemnitee” shall be defined as set forth in Article XI.

“Person” shall include any individual, entity, or group within the meaning of Section 13(d)(~~2~~
3
) of the Exchange Act.

“Preferred Stock” shall be defined as set forth in Article IV.

“Principal” means ~~each of Richard W. Weening and~~ Lewis W. Dickey, Jr.

“Proceeding” shall be defined as set forth in Article XI.

“Related Party” with respect to any Principal means (a) any spouse or immediate family member of such Principal, or (b) any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an eighty percent (80%) or more controlling interest of which consist of such Principal and/or other Persons referred to in the immediately preceding clause (a).

~~“Restricted Actions” shall be defined as any of the following actions by the Company:~~

~~(a) Entering into any transaction with any Affiliate of the Company or amending or otherwise modifying any existing agreement with any Affiliate of the Company, other than a transaction with an Affiliate which is on terms no less favorable to the Company than the Company would obtain in a comparable arm’s-length transaction with a Person not an Affiliate of the Company and which is approved, after disclosure of the terms thereof, by a vote of the majority of the Board of Directors of the Company (provided, that any Director who is an interested party or an Affiliate of an interested party to such transaction shall not be entitled to participate in such vote and shall not be counted for the purpose of determining whether a majority of the Board of Directors of the Company has approved such transaction);~~

~~(b) Issuing any shares of Class B Common Stock, or any shares of Class C Common Stock other than in a conversion pursuant to Section 5(a) of Article V hereof; or~~

~~(c) amending, terminating or otherwise modifying any of the foregoing subparagraphs (a) and (b) or this subparagraph (c) or any provision of this Article V governing the voting or conversion rights of the Class B Common Stock or the Class C Common Stock.~~

“Securities Act” shall mean the Securities Act of 1933, as amended.

~~“SWIB” shall mean the State of Wisconsin Investment Board.~~

“Undertaking” shall be defined as set forth in Article XI.

“Voting Securities” means the Common Stock and any other securities of the Company of any kind or class having power generally to vote for the election of Directors.

“Warrant” shall be as defined in Section 2 of this Article V.

“Warrant Agreements” shall be as defined in Section 2 of this Article V.

ARTICLE VI

TERMS OF PREFERRED STOCK

The Board of Directors is hereby authorized to issue shares of undesignated Preferred Stock in such series and to fix from time to time before issuance the number of shares to be included in any series and the designation, relative powers, preferences and rights and qualifications, limitations or restrictions of all shares of such series. The authority of the Board of Directors with respect to each series shall include, without limiting the generality of the foregoing, the determination of any or all of the following:

(a) the number of shares of any series and the designation to distinguish the shares of such series from the shares of all other series;

(b) the voting powers, if any, and whether such voting powers are full or limited in such series;

(c) the redemption provisions, if any, applicable to such series, including the redemption price or prices to be paid;

(d) whether dividends, if any, shall be cumulative or noncumulative, the dividend rate of such series, and the dates and preferences of dividends on such series;

(e) the rights of such series upon the voluntary or involuntary dissolution of, or upon any distribution of the assets of, the Company;

(f) the provisions, if any, pursuant to which the shares of such series are convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Company or any other corporation, and the price or prices or the rates of exchange applicable thereto;

(g) the right, if any, to subscribe for or to purchase any securities of the Company or any other corporation;

(h) the provisions, if any, of a sinking fund applicable to such series; and

(i) any other relative, participating, optional or other special powers, preferences, rights, qualifications, limitations or restrictions thereof;

all as shall be determined from time to time by the Board of Directors in the resolution or resolutions providing for the issuance of such Preferred Stock and set forth in a certificate of designations.

ARTICLE VII

~~CERTAIN RIGHTS AND OBLIGATIONS~~

~~APPLICABLE ONLY DURING BA CAPITAL’S OWNERSHIP~~

~~SECTION 1.  RESTRICTED ACTIONS.~~

~~Upon the day of issuance (“Order Date”), at any time following the consummation of the Offering, of a final order of the FCC that the granting of a right to BA Capital to designate a Director of the Company pursuant to a stockholders agreement with the holders of Class C Common Stock will not result in BA Capital’s interest being “attributable” under applicable FCC rules, and for so long thereafter (“Applicable Period”) as BA Capital (together with its Affiliates) continues to own not less than fifty percent (50%) of the number of shares of Common Stock held by BA Capital immediately prior to the Offering:~~

~~(a) the holders of Class C Common Stock shall have the right, voting as a class, to elect one (1) Director (the “Class C Director”); and~~

~~(b) the Company shall not take any Restricted Action without the unanimous vote of the Board of Directors of the Company.~~

~~The right of the holders of the Class C Common Stock to elect the Class C Director may be exercised initially either at a special meeting of the holders of Class C Common Stock called as hereafter provided or at any annual meeting of stockholders held for the purposes of electing directors and thereafter at such annual meeting or by the written consent of the holders of Class C Common Stock, until the expiration of the Applicable Period. Effective on the Order Date, the number of Directors constituting the Board of Directors of the Company shall be increased by one (1) without the necessity of any further action by the stockholders or the Board of Directors of the Company, and the By-Laws shall be deemed amended so as to increase the~~

~~number of members of the Board of Directors effective on the Order Date. Upon the termination of the Applicable Period, the term of office of the Class C Director shall terminate immediately and the number of Directors constituting the Board of Directors of the Company shall be reduced by one (1) without the necessity of any further action by the stockholders or the Board of Directors of the Company, and the By-Laws shall be deemed amended so to decrease the number of members of the Board of Directors effective as of the date of termination of the Applicable Period.~~

~~At any time after the Order Date, if such rights to elect a Class C Director shall not already have been initially exercised, a proper officer of the Company shall, upon the written request of holders of record of ten percent (10%) or more of the shares of Class C Common Stock then outstanding, addressed to the Secretary of the Company, call a special meeting of holders of Class C Common Stock. Such meeting shall be held at the earliest practicable date based upon the number of days of notice required for annual meetings of stockholders at the place designated for holding annual meetings of stockholders of the Company or, if none, at a place designated by the Secretary of the Company. If such meeting shall not be called by the officers of the Company within thirty (30) days after the personal service of such written request upon the Secretary of the Company, or within thirty (30) days after mailing the same within the United States, by registered mail, addressed to the Secretary of the Company at its principal office (such mailing to be evidenced by the registry receipt issued by the postal authorities), then the holders of record of ten percent (10%) or more of the shares of Class C Common Stock then outstanding may designate in writing any holder of Class C Common Stock to call such meeting at the expense of the Company, and such meeting may be called by such person so designated upon the number of days of notice required for annual meetings of stockholders and shall be held at the place designated for holding annual meetings of the stockholders of the Company or, if none, at a place designated by such holder. Any holder of Class C Common Stock that would be entitled to vote at such meeting shall have access to the stock books of the Company for the purpose of causing a meeting of holders of Class C Common Stock to be called pursuant to the provisions of this Section 1. Notwithstanding the provisions of this section, however, no such special meeting shall be called if any such request is received less than seventy (70) days before the date fixed for the next ensuing annual or special meeting of stockholders. Any action required hereunder to elect a Class C Director may be taken without a meeting if a consent in writing, setting forth the name of the director to be elected, shall be signed by all of the holders of Class C Common Stock outstanding and entitled to vote on the election of the Class C Director. Such consent shall have the same force and effect as the unanimous vote of the holders of the Class C Common Stock.~~

~~In case of any vacancy occurring with respect to the Class C Director, such vacancy may be filled only by the affirmative vote of the holders of a majority of the then outstanding shares of Class C Common Stock at a special meeting called as provided above or pursuant to a written consent as provided above.~~

~~SECTION 2.  VOTE OF CLASS B COMMON STOCK HOLDERS.~~

~~So long as BA Capital (together with its Affiliates) continues to own not less than fifty percent (50%) of the number of shares of Common Stock held by BA Capital immediately prior to the consummation of the Offering, the Company may not take any Restricted Action unless either (a) the membership of the Board of Directors includes a Class C Director and the Class C Director voted in favor of the Restricted Action, or (b) the membership of the Board of Directors does not at the time of approval of the Restricted Action by the Board include a Class C Director and the Restricted Action has been approved by the affirmative vote or consent of the holders of a majority of the outstanding shares of Class B Common Stock, voting separately as a class.~~

~~SECTION 3.  EXPIRATION OF RESTRICTIONS.~~

~~The restrictions set forth in Section 1 and 2 of this Article VII shall terminate upon expiration of the Applicable Period.~~

~~ARTICLE VIII~~

NO CUMULATIVE VOTING

No holder of any shares of any class of stock of the Company shall be entitled to cumulative voting rights in any circumstances.

ARTICLE ~~IX~~
VIII

NO PRE-EMPTIVE RIGHTS

No stockholders shall have any pre-emptive rights to acquire unissued shares of the Company or securities of the Company convertible into or carrying a right to subscribe to or acquire shares.

ARTICLE ~~X~~
IX

ELECTION BY WRITTEN BALLOT NOT REQUIRED

Elections of Directors need not be by written ballot except and to the extent provided in the by-laws of the Company.

ARTICLE ~~XI~~
X

~~OFFERS FROM THIRD PARTIES~~

~~The Board of Directors of the Company shall consider in good faith any bona fide offer from any third party to acquire any shares of stock or assets of the Company, and shall pursue diligently any transaction determined by the Board of Directors of the Company in good faith to be in the best interests of the Company’s stockholders.~~

~~ARTICLE XII~~

LIMITATION OF LIABILITY OF DIRECTORS

To the full extent permitted by the DGCL or any other applicable law currently or hereafter in effect, no Director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company. Any repeal or modification of this Article X will not adversely affect any right or protection of a Director of the Company existing prior to such repeal or modification.

ARTICLE XI

INDEMNIFICATION

(a)

Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that the person is or was a director or an officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent permitted or required by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith; provided, however, that, except as provided in paragraph (c) of this Article XI with respect to Proceedings to enforce rights to indemnification, the Company shall indemnify any such Indemnitee in connection with a Proceeding (or part thereof) initiated by such Indemnitee only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company.

(b)

Right to Advancement of Expenses. The right to indemnification conferred in paragraph (a) of this Article XI shall include the right to be paid by the Company the expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the DGCL so requires, an Advancement of Expenses incurred by an Indemnitee in such person’s capacity as a director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under this paragraph (b) or otherwise. The rights to indemnification and to the Advancement of Expenses conferred in paragraphs (a) and (b) of this Article XI shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

(c)

Right of Indemnitee to Bring Suit. If a claim under paragraphs (a) and (b) of this Article XI is not paid in full by the Company within 60 calendar days after a written claim has been received by the Company, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be 20 calendar days, the Indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Company shall be entitled to recover such expenses upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Company to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, under this Article XI or otherwise shall be on the Company.

(d)

Non-Exclusivity of Rights. The rights to indemnification and to the Advancement of Expenses conferred in this Article XI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Company’s certificate of incorporation, by-laws, any agreement, vote of stockholders or disinterested directors or otherwise.

(e)

Insurance. The Company may maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Company would have the power to indemnify such person against such liability under the DGCL.

(f)

Indemnification of Employees and Agents of the Company. The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the Advancement of Expenses to any employee or agent of the Company to the fullest extent of the provisions of this Article XI with respect to the indemnification and Advancement of Expenses of directors and officers of the Company.

ARTICLE XII

BOARD OF DIRECTORS

~~No Director~~
The business and affairs
 of the Company shall be ~~liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, provided, however, that this Article XI shall not eliminate or limit the liability of a Director (i) for any breach of the Director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, (iv) for any transaction from which the Director derived an improper personal benefit, or (v) for any act or omission occurring before the effective date of this Amended and Restated Certificate of Incorporation.~~
managed by and under the direction of the Board of Directors. The Board of Directors may exercise all such authority and powers of the Company and do all such lawful acts and things as are not by statute or this certificate of incorporation directed or required to be exercised or done by the stockholders. The number of directors shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the then authorized number of directors of the Company, whether or not there exist any vacancies in previously authorized directorships, but in no event shall the number of directors be fewer than seven or greater than eleven. No director need be a stockholder.

ARTICLE XIII

~~BOARD OF DIRECTORS~~

~~At the 2009 annual meeting of stockholders, the Directors whose terms expire at that meeting (or such directors’ successors) shall be elected to hold office for a one-year term expiring at the 2010 annual meeting of stockholders. At the 2010 annual meeting of stockholders, the directors whose terms expire at that meeting (or such directors’ successors) shall be elected to hold office for a one-year term expiring at the 2011 annual meeting of stockholders. At the 2011 annual meeting of stockholders, and each annual meeting of stockholders thereafter, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. Directors may be re-elected any number of times. Each Director shall hold office until the election and qualification of his or her successor.~~

~~ARTICLE XIV~~

AMENDMENT OF BY-LAWS

In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the by-laws of the Company, without any action on the part of the stockholders, but the stockholders may make additional by-laws and may alter, amend or repeal any by-law whether adopted by them or otherwise. The Company may in its by-laws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law.

IN WITNESS WHEREOF, the Corporation has caused this Third Amended and Restated Certificate of Incorporation to be executed by a duly authorized officer as of the __ day of _______, 2011.

CUMULUS MEDIA INC.

By:
Richard S. Denning

ANNEX E

CUMULUS MEDIA INC.

2011 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of this Cumulus Media Inc. 2011 Equity Incentive Plan is to attract and retain non-employee Directors, consultants, officers and other employees of Cumulus Media Inc., a Delaware corporation, and its Subsidiaries and to provide to such persons incentives and rewards for performance.

2. Definitions. As used in this Plan,

(a) “Appreciation Right” means a right granted pursuant to Section 5 or Section 9 of this Plan, and will include both Free-Standing Appreciation Rights and Tandem Appreciation Rights.

(b) “Base Price” means the price to be used as the basis for determining the Spread upon the exercise of a Free-Standing Appreciation Right or a Tandem Appreciation Right.

(c) “Board” means the Board of Directors of the Company.

(d) “Committee” means a committee of the Board designated by the Board to administer this Plan pursuant to Section 11 of this Plan consisting solely of not less than two Non-Employee Directors.

(e) “Change in Control” has the meaning set forth in Section 13 of this Plan.

(f) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(g) “Common Stock” means the Class A Common Stock of the Company, $0.01 par value per share, or any security into which such Class A Common Stock may be changed by reason of any transaction or event of the type referred to in Section 12 of this Plan.

(h) “Company” means Cumulus Media Inc., a Delaware corporation.

(i) “Covered Employee” means a Participant who is, or is determined by the Committee to be likely to become, a “covered employee” within the meaning of Section 162(m) of the Code (or any successor provision).

(j) “Date of Grant” means the date specified by the Committee on which a grant of Option Rights, Appreciation Rights, Performance Shares, Performance Units or other awards contemplated by Section 10 of this Plan, or a grant or sale of Restricted Stock, Restricted Stock Units, or other awards contemplated by Section 10 of this Plan will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(k) “Detrimental Activity” means:

(i) Engaging in any activity as an employee, principal, agent, or consultant for another entity that competes, directly or indirectly, with the Company in any actual, researched, or prospective product, service, system, or business activity for which the Participant has had any direct or indirect responsibility during the last two years of his or her employment with, or having acted as a consultant to, the Company or a Subsidiary (or such other period specified in an Evidence of Award), in any territory in which the Company or a Subsidiary manufactures, sells, markets, services, or utilizes such product, service, or system, or engages in such business activity (or any portion of such territory or such other territory specified in the Evidence of Award).

(ii) Soliciting any employee of the Company or a Subsidiary to terminate his or her employment with the Company or a Subsidiary.

(iii) The disclosure to anyone outside the Company or a Subsidiary, or the use in other than the Company’s or a Subsidiary’s business, without prior written authorization from the Company, of any confidential, proprietary or trade secret information or material relating to the business of the Company or its Subsidiaries, acquired by the Participant during his or her employment with the

Company or its Subsidiaries or while acting as a director of or consultant for the Company or its Subsidiaries.

(iv) The failure or refusal to disclose promptly and to assign to the Company upon request all right, title and interest in any invention or idea, patentable or not, made or conceived by the Participant during employment by, or while consulting with, the Company or any Subsidiary, relating in any manner to the actual or anticipated business, research or development work of the Company or any Subsidiary or the failure or refusal to do anything reasonably necessary to enable the Company or any Subsidiary to secure a patent where appropriate in the United States and in other countries.

(v) Activity that results in Termination for Cause. For the purposes of this Section, “Termination for Cause” will mean a termination:

(A) due to the Participant’s willful and continuous gross neglect of his or her duties for which he or she is employed; or

(B) due to an act of dishonesty on the part of the Participant resulting or intended to result, directly or indirectly, in his or her gain for personal enrichment at the expense of the Company or a Subsidiary.

(vi) Any other conduct or act determined to be injurious, detrimental or prejudicial to any significant interest of the Company or any Subsidiary unless the Participant acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company.

(l) “Director” means a member of the Board.

(m) “Effective Date” means the date this Plan is approved by the stockholders of the Company.

(n) “Evidence of Award” means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the awards granted under the Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(p) “Existing Plans” means the Company’s 2008 Equity Incentive Plan, Amended and Restated 2004 Equity Incentive Plan, 2002 Stock Incentive Plan, 2000 Stock Incentive Plan, 1999 Executive Stock Incentive Plan, 1999 Stock Incentive Plan and 1998 Stock Incentive Plan.

(q) “Free-Standing Appreciation Right” means an Appreciation Right granted pursuant to Section 5 or Section 9 of this Plan that is not granted in tandem with an Option Right.

(r) “Incentive Stock Options” means Option Rights that are intended to qualify as “incentive stock options” under Section 422 of the Code or any successor provision.

(s) “Management Objectives” means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares or Performance Units or, when so determined by the Committee, Option Rights, Appreciation Rights, Restricted Stock, Restricted Stock Units, dividend credits or other awards pursuant to this Plan. Management Objectives may be described in terms of Company-wide objectives or objectives that are related to the performance of the individual Participant or of the Subsidiary, division, department, region, function or other organizational unit within the Company or Subsidiary in which the Participant is employed. The Management Objectives may be made relative to the performance of other companies or subsidiaries, divisions, departments, regions, functions or other organizational units within such other companies, and may be made relative to an index or one or more of the performance criteria themselves.

The Committee may grant awards subject to Management Objectives that are either Qualified Performance-Based Awards or are not Qualified Performance-Based Awards. The Management Objectives applicable to any Qualified Performance-Based Award to a Covered Employee will be based on one or more, or a combination, of the following metrics:

(i)   Profits (e.g., operating income, EBIT, EBT, net income, “station operating income,” earnings per share, residual or economic earnings, economic profit — these profitability metrics could be measured or subject to GAAP definition);

(ii)  Cash Flow (e.g., EBITDA, free cash flow, “broadcast cash flow,” free cash flow with or without specific capital expenditure target or range, including or excluding divestments and/or acquisitions, total cash flow, cash flow in excess of cost of capital or residual cash flow or cash flow return on investment);

(iii) Returns (e.g., Profits or Cash Flow returns on: assets, invested capital, net capital employed, and equity);

(iv)  Working Capital (e.g., working capital divided by sales, days’ sales outstanding, days’ sales inventory, and days’ sales in payables);

(v)   Profit Margins (e.g., Profits divided by revenues, gross margins and material margins divided by revenues, and material margin divided by sales pounds);

(vi)  Liquidity Measures (e.g., debt-to-capital, debt-to-EBITDA, total debt ratio);

(vii) Sales Growth, Gross Margin Growth, Cost Initiative and Stock Price Metrics (e.g., revenues, revenue growth, revenue growth outside the United States, gross margin and gross margin growth, material margin and material margin growth, stock price appreciation, total return to shareholders, sales and administrative costs divided by sales, and sales and administrative costs divided by profits); and

(viii) Strategic Initiative Key Deliverable Metrics consisting of one or more of the following: product development, strategic partnering, research and development, vitality index, market penetration, geographic business expansion goals, cost targets, customer satisfaction, employee satisfaction, management of employment practices and employee benefits, supervision of litigation and information technology, and goals relating to acquisitions or divestitures of subsidiaries, affiliates and joint ventures.

If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Qualified Performance-Based Award (other than in connection with a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Management Objectives or minimum acceptable level of achievement with respect to such Covered Employee.

(t) “Market Value per Share” means, as of any particular date, the closing price of a share of Common Stock as reported for that date on the NASDAQ Stock Market or, if the Common Stock is not then listed on the NASDAQ Stock Market, on any other national securities exchange on which the Common Stock is listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Common Stock, then the Market Value per Share shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method provided such method is stated in the Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A of the Code.

(u) “Non-Employee Director” means a person who is a “Non-Employee Director” of the Company within the meaning of Rule 16b-3 promulgated under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder by the U.S. Department of the Treasury.

(v) “Optionee” means the optionee named in an Evidence of Award evidencing an outstanding Option Right.

(w) “Option Price” means the purchase price payable on exercise of an Option Right.

(x) “Option Right” means the right to purchase shares of Common Stock upon exercise of an option granted pursuant to Section 4 or Section 9 of this Plan.

(y) “Participant” means a person who is selected by the Committee to receive benefits under this Plan and who is at the time a consultant, an officer, or other employee of the Company or any Subsidiary or who has agreed to commence serving in any of such capacities within 90 days of the Date of Grant, and will also include each non-employee Director who receives an award under this Plan. The term “Participant” will also include any person who provides services to the Company or a Subsidiary that are equivalent to those typically provided by an employee.

(z) “Performance Period” means, in respect of a Performance Share or Performance Unit, a period of time established pursuant to Section 8 of this Plan within which the Management Objectives relating to such Performance Share or Performance Unit are to be achieved.

(aa) “Performance Share” means a bookkeeping entry that records the equivalent of one share of Common Stock awarded pursuant to Section 8 of this Plan.

(bb) “Performance Unit” means a bookkeeping entry awarded pursuant to Section 8 of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(cc) “Plan” means this Cumulus Media Inc. 2011 Equity Incentive Plan, as may be amended from time to time.

(dd) “Qualified Performance-Based Award” means any award of Performance Shares, Performance Units, Restricted Stock, Restricted Stock Units or other awards contemplated under Section 10 of this Plan, or portion of such award, to a Covered Employee that is intended to satisfy the requirements for “qualified performance-based compensation” under Section 162(m) of the Code.

(ee) “Restricted Stock” means shares of Common Stock granted or sold pursuant to Section 6 or Section 9 of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(ff) “Restriction Period” means the period of time during which Restricted Stock Units are subject to restrictions, as provided in Section 7 or Section 9 of this Plan.

(gg) “Restricted Stock Unit” means an award made pursuant to Section 7 or Section 9 of this Plan of the right to receive shares of Common Stock or cash at the end of a specified period.

(hh) “Spread” means the excess of the Market Value per Share on the date when an Appreciation Right is exercised, or on the date when Option Rights are surrendered in payment of the Option Price of other Option Rights, over the Option Price or Base Price provided for in the related Option Right or Free-Standing Appreciation Right, respectively.

(ii) “Subsidiary” means a corporation, company or other entity (i) more than 50 percent of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, or unincorporated association), but more than 50 percent of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, “Subsidiary” means any corporation in which at the time the Company owns or controls, directly or indirectly, more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation.

(jj) “Tandem Appreciation Right” means an Appreciation Right granted pursuant to Section 5 or Section 9 of this Plan that is granted in tandem with an Option Right.

3. Shares Available Under the Plan.

(a) Maximum Shares Available Under Plan.

(i) Subject to adjustment as provided in Section 12 of this Plan, the number of shares of Common Stock that may be issued or transferred (A) upon the exercise of Option Rights or Appreciation Rights, (B) as Restricted Stock and released from substantial risks of forfeiture thereof, (C) in payment of Restricted Stock Units, (D) in payment of Performance Shares or Performance Units that have been earned, (E) as awards to non-employee Directors, (F) as awards contemplated by Section 10 of this Plan, or (G) in payment of dividend equivalents paid with respect to awards made under the Plan will not exceed in the aggregate 35,000,000. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(ii) Shares of Common Stock covered by an award granted under this Plan will not be counted as used unless and until they are actually issued and delivered to a Participant and, therefore, the total number of shares available under this Plan as of a given date will not be reduced by any shares relating to prior awards that have expired or have been forfeited or cancelled. Upon payment in cash of the benefit provided by any award granted under the Plan, any shares of Common Stock that were covered by that award will again be available for issue or transfer hereunder. Notwithstanding anything to the contrary contained herein: (A) if shares of Common Stock are tendered or otherwise used in payment of the Option Price of an Option Right, the total number of shares covered by the Option Right being exercised will reduce the aggregate plan limit described above; (B) shares of Common Stock withheld by the Company to satisfy the tax withholding obligation will reduce the aggregate plan limit described above; and (C) the number of shares of Common Stock covered by an Appreciation Right, to the extent that it is exercised and settled in shares of Common Stock, and whether or not all shares of Common Stock covered by the Appreciation Right are actually issued to the Participant upon exercise of the Appreciation Right, will be considered issued or transferred pursuant to this Plan. In the event that the Company repurchases shares with Option Right proceeds, those shares will not be added to the aggregate plan limit described above. If, under this Plan, a Participant has elected to give up the right to receive compensation otherwise payable in cash in exchange for shares of Common Stock based on fair market value, such shares of Common Stock will not count against the aggregate plan share limit described above or any of the share limits described below.

(b) Life of Plan Limits.  Notwithstanding anything in this Section 3, or elsewhere in this Plan, to the contrary and subject to adjustment as provided in Section 12 of this Plan,

(i) the aggregate number of shares of Common Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed the 17,500,000 shares of Common Stock.

(ii) the number of shares issued as Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units and other awards under Section 10 of this Plan (after taking into account any forfeitures and cancellations) will not during the life of the Plan in the aggregate exceed 12,000,000 shares of Common Stock.

(c) Individual Participant Limits; Other Limits.  Notwithstanding anything in this Section 3, or elsewhere in this Plan to the contrary, and subject to adjustment as provided in Section 12 of this Plan:

(i) No Participant will be granted Option Rights or Appreciation Rights, in the aggregate, for more than 11,500,000 shares of Common Stock during any calendar year.

(ii) No Participant will be granted Qualified Performance-Based Awards of Restricted Stock, Restricted Stock Units, Performance Shares or other awards under Section 10 of this Plan, in the aggregate, for more than 3,000,000 shares of Common Stock during any calendar year.

(iii) Notwithstanding any other provision of this Plan to the contrary, in no event will any Participant in any calendar year receive a Qualified Performance Based Award of Performance Units having an aggregate maximum value as of their respective Date of Grants in excess of $5,000,000.

(d) Notwithstanding anything in this Plan to the contrary, up to 10% of the maximum number of shares of Common Stock that may be issued or transferred under this Plan as provided for in Section 3(a) of this Plan, as may be adjusted under Section 12 of this Plan, may be used for (i) awards granted under Sections 6 through 8 and Section 10 of this Plan that do not comply with the three-year or one-year vesting requirements set forth in such Sections of this Plan plus (ii) awards granted to non-employee Directors under Section 9 of this Plan.

4. Option Rights. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Option Rights. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of shares of Common Stock to which it pertains subject to the limitations set forth in Section 3 of this Plan.

(b) Each grant will specify an Option Price per share, which may not be less than the Market Value per Share on the Date of Grant.

(c) Each grant will specify whether the Option Price will be payable (i) in cash or by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of shares of Common Stock owned by the Optionee (or other consideration authorized pursuant to Section 4(d) of this Plan) having a value at the time of exercise equal to the total Option Price, (iii) by a combination of such methods of payment, or (iv) by such other methods as may be approved by the Committee.

(d) To the extent permitted by law, any grant may provide for deferred payment of the Option Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the shares to which such exercise relates.

(e) Successive grants may be made to the same Participant whether or not any Option Rights previously granted to such Participant remain unexercised.

(f) Each grant will specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Option Rights or installments thereof will become exercisable; provided, however, that Option Rights may not become exercisable by the passage of time sooner than one-third per year over three years. A grant of Option Rights may provide for the earlier exercise of such Option Rights in the event of the retirement, death or disability of a Participant, or in the event of a Change in Control.

(g) Any grant of Option Rights may specify Management Objectives that must be achieved as a condition to the exercise of such rights; provided, however, that Option Rights that become exercisable upon the achievement of Management Objectives may not become exercisable sooner than one-year from the Date of Grant.

(h) Option Rights granted under this Plan may be (i) options, including, without limitation, Incentive Stock Options, that are intended to qualify under particular provisions of the Code, (ii) options that are not intended so to qualify, or (iii) combinations of the foregoing. Incentive Stock Options may only be granted to Participants who meet the definition of “employees” under Section 3401(c) of the Code.

(i) Option Rights granted under this Plan shall not provide for any dividends or dividend equivalents thereon.

(j) The exercise of an Option Right will result in the cancellation on a share- for-share basis of any Tandem Appreciation Right authorized under Section 5 of this Plan.

(k) No Option Right will be exercisable more than 10 years from the Date of Grant.

(l) Each grant of Option Rights will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5. Appreciation Rights.

(a) The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting (i) to any Optionee, of Tandem Appreciation Rights in respect of Option Rights granted hereunder, and (ii) to any Participant, of Free-Standing Appreciation Rights. A Tandem Appreciation Right will be a right of the Optionee, exercisable by surrender of the related Option Right, to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise. Tandem Appreciation Rights may be granted at any time prior to the exercise or termination of the related Option Rights; provided, however, that a Tandem Appreciation Right awarded in relation to an Incentive Stock Option must be granted concurrently with such Incentive Stock Option. A Free-Standing Appreciation Right will be a right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100 percent) at the time of exercise.

(b) Each grant of Appreciation Rights may utilize any or all of the authorizations contained in the following provisions:

(i)  Each grant will specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, shares of Common Stock or in any combination thereof.

(ii) Any grant may specify that the amount payable on exercise of an Appreciation Right may not exceed a maximum specified by the Committee at the Date of Grant.

(iii) Any grant may specify waiting periods before exercise and permissible exercise dates or periods; provided, however, that Appreciation Rights may not become exercisable by the passage of time sooner than one-third per year over three years.

(iv) Each grant may specify the period or periods of continuous service by the Participant with the Company or any Subsidiary that is necessary before the Appreciation Rights or installments thereof will become exercisable. A grant of Appreciation Rights may provide for the earlier exercise of such Appreciation Rights in the event of the retirement, death or disability of a Participant, or in the event of a Change in Control.

(v)  Appreciation Rights granted under this Plan shall not provide for any dividends or dividend equivalents thereon.

(vi) Any grant of Appreciation Rights may specify Management Objectives that must be achieved as a condition of the exercise of such Appreciation Rights; provided, however, that Appreciation Rights that become exercisable upon the achievement of Management Objectives may not become exercisable sooner than one year from the Date of Grant.

(vii) Each grant of Appreciation Rights will be evidenced by an Evidence of Award, which Evidence of Award will describe such Appreciation Rights, identify the related Option Rights (if applicable), and contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

(c) Any grant of Tandem Appreciation Rights will provide that such Tandem Appreciation Rights may be exercised only at a time when the related Option Right is also exercisable and at a time when the Spread is positive, and by surrender of the related Option Right for cancellation. Successive grants of

Tandem Appreciation Rights may be made to the same Participant regardless of whether any Tandem Appreciation Rights previously granted to the Participant remain unexercised.

(d) Regarding Free-Standing Appreciation Rights only:

(i)  Each grant will specify in respect of each Free-Standing Appreciation Right a Base Price, which may not be less than the Market Value per Share on the Date of Grant;

(ii) Successive grants may be made to the same Participant regardless of whether any Free-Standing Appreciation Rights previously granted to the Participant remain unexercised; and

(iii) No Free-Standing Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant.

6. Restricted Stock. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Stock to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute an immediate transfer of the ownership of shares of Common Stock to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights, but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter referred to.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) Each such grant or sale will provide that the Restricted Stock covered by such grant or sale that vests upon the passage of time will be subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code for a period to be determined by the Committee at the Date of Grant or upon achievement of Management Objectives referred to in subparagraph (e) below. If the elimination of restrictions is based only on the passage of time rather than the achievement of Management Objectives, the period of time will be no shorter than three years, except that the restrictions may be removed ratably during the three-year period, on at least an annual basis, as determined by the Committee.

(d) Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Stock will be prohibited or restricted in the manner and to the extent prescribed by the Committee at the Date of Grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture in the hands of any transferee).

(e) Any grant of Restricted Stock may specify Management Objectives that, if achieved, will result in termination or early termination of the restrictions applicable to such Restricted Stock; provided, however, that, notwithstanding subparagraph (c) above, restrictions relating to Restricted Stock that vests upon the achievement of Management Objectives may not terminate sooner than one year from the Date of Grant. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of shares of Restricted Stock on which restrictions will terminate if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of a Qualified Performance-Based Award of Restricted Stock will specify that, before the termination or early termination of restrictions applicable to such Restricted Stock, the Committee must determine that the Management Objectives have been satisfied.

(f) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Stock may provide for the earlier termination of restrictions on such Restricted Stock in the event of the retirement, death or disability of a Participant, or in the event of a Change in Control.

(g) Any such grant or sale of Restricted Stock may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional shares of Restricted Stock, which may be subject to the same restrictions as the underlying award; provided, however, that dividends or other distributions on Restricted Stock with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

(h) Each grant or sale of Restricted Stock will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing shares of Restricted Stock will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares, or (ii) all shares of Restricted Stock will be held at the Company’s transfer agent in book entry form with appropriate restrictions relating to the transfer of such shares of Restricted Stock.

7. Restricted Stock Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver shares of Common Stock or cash to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include the achievement of Management Objectives) during the Restriction Period as the Committee may specify. If a grant of Restricted Stock Units specifies that the Restriction Period will terminate only upon the achievement of Management Objectives or that the Restricted Stock Units will be earned based on the achievement of Management Objectives, then, notwithstanding anything to the contrary contained in subparagraph (c) below, the applicable Restriction Period may not be a period of less than one year from the Date of Grant. Each grant may specify in respect of such Management Objectives a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Stock Units on which restrictions will terminate if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of Qualified Performance-Based Awards of Restricted Stock Units will specify that, before the termination or early termination of restrictions applicable to such Restricted Stock Units or the earning of such Restricted Stock Units, the Committee must determine that the Management Objectives have been satisfied.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Market Value per Share at the Date of Grant.

(c) If the Restriction Period lapses only by the passage of time rather than the achievement of Management Objectives as provided in subparagraph (a) above, each such grant or sale will be subject to a Restriction Period of not less than three years, except that a grant or sale may provide that the Restriction Period will expire ratably during the three-year period, on at least an annual basis, as determined by the Committee.

(d) Notwithstanding anything to the contrary contained in this Plan, any grant or sale of Restricted Stock Units may provide for the earlier lapse or other modification of the Restriction Period in the event of the retirement, death or disability of a Participant, or in the event of a Change in Control.

(e) During the Restriction Period, the Participant will have no right to transfer any rights under his or her award and will have no rights of ownership in the shares of Common Stock deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at the Date of Grant, authorize the payment of dividend equivalents on such Restricted Stock Units on either a current or deferred or contingent basis, either in cash or in additional shares of Common Stock; provided, however, that dividends or other distributions on shares of Common Stock underlying Restricted Stock

Units with restrictions that lapse as a result of the achievement of Management Objectives will be deferred until and paid contingent upon the achievement of the applicable Management Objectives.

(f) Each grant or sale will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in shares of Common Stock or cash, or a combination thereof.

(g) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. Performance Shares and Performance Units. The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Performance Shares and Performance Units that will become payable to a Participant upon achievement of specified Management Objectives during the Performance Period. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of Performance Shares or Performance Units to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors; provided, however, that no such adjustment will be made in the case of a Qualified Performance-Based Award (other than in connection with the death or disability of the Participant or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

(b) The Performance Period with respect to each Performance Share or Performance Unit will be such period of time (not less than one year) as will be determined by the Committee at the time of grant, which may be subject to earlier lapse or other modification in the event of the retirement, death or disability of a Participant, or in the event of a Change in Control; provided, however, that no such adjustment will be made in the case of a Qualified Performance-Based Award (other than in connection with the death or disability of the Participant or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such event, the Evidence of Award will specify the time and terms of delivery.

(c) Any grant of Performance Shares or Performance Units will specify Management Objectives which, if achieved, will result in payment or early payment of the award, and each grant may specify in respect of such specified Management Objectives a minimum acceptable level or levels of achievement and will set forth a formula for determining the number of Performance Shares or Performance Units that will be earned if performance is at or above the minimum or threshold level or levels, or is at or above the target level or levels, but falls short of maximum achievement of the specified Management Objectives. The grant of a Qualified Performance-Based Award of Performance Shares or Performance Units will specify that, before the Performance Shares or Performance Units will be earned and paid, the Committee must determine that the Management Objectives have been satisfied.

(d) Each grant will specify the time and manner of payment of Performance Shares or Performance Units that have been earned. Any grant may specify that the amount payable with respect thereto may be paid by the Company in cash, in shares of Common Stock, in Restricted Stock or Restricted Stock Units or in any combination thereof.

(e) Any grant of Performance Shares or Performance Units may specify that the amount payable or the number of shares of Common Stock, shares of Restricted Stock or Restricted Stock Units with respect thereto may not exceed a maximum specified by the Committee at the Date of Grant.

(f) The Committee may, at the Date of Grant of Performance Shares, provide for the payment of dividend equivalents to the holder thereof, either in cash or in additional shares of Common Stock, subject in all cases to deferral and payment on a contingent basis based on the Participant’s earning of the Performance Shares with respect to which such dividend equivalents are paid.

(g) Each grant of Performance Shares or Performance Units will be evidenced by an Evidence of Award and will contain such other terms and provisions, consistent with this Plan, as the Committee may approve.

9. Awards to Non-Employee Directors. Subject to the limits set forth in Section 3 of this Plan, the Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to non-employee Directors of Option Rights, Appreciation Rights or other awards contemplated by Section 10 of this Plan and may also authorize the grant or sale of shares of Common Stock, Restricted Stock or Restricted Stock Units to non-employee Directors. Each grant of an award to a non-employee Director will be upon such terms and conditions as approved by the Committee, will not be required to be subject to any minimum vesting period, and will be evidenced by an Evidence of Award in such form as will be approved by the Committee. Each grant will specify in the case of an Option Right an Option Price per share, and in the case of a Free-Standing Appreciation Right, a Base Price per share, which will not be less than the Market Value per Share on the Date of Grant. Each Option Right and Free-Standing Appreciation Right granted under the Plan to a non-employee Director will expire not more than 10 years from the Date of Grant and will be subject to earlier termination as hereinafter provided. If a non-employee Director subsequently becomes an employee of the Company or a Subsidiary while remaining a member of the Board, any award held under this Plan by such individual at the time of such commencement of employment will not be affected thereby. Non-employee Directors, pursuant to this Section 9, may be awarded, or may be permitted to elect to receive, pursuant to procedures established by the Board, all or any portion of their annual retainer, meeting fees or other fees in shares of Common Stock, Restricted Stock, Restricted Stock Units or other awards under the Plan in lieu of cash.

10. Other Awards.

(a) Subject to applicable law and the limits set forth in Section 3 of this Plan, the Committee may grant to any Participant such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of Common Stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Common Stock, purchase rights for shares of Common Stock, awards with value and payment contingent upon performance of the Company or specified Subsidiaries, affiliates or other business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of shares of Common Stock or the value of securities of, or the performance of specified Subsidiaries or affiliates or other business units of the Company. The Committee will determine the terms and conditions of such awards. Shares of Common Stock delivered pursuant to an award in the nature of a purchase right granted under this Section 10 will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, shares of Common Stock, other awards, notes or other property, as the Committee determines.

(b) The Committee may grant shares of Common Stock as a bonus, or may grant other awards in lieu of obligations of the Company or a Subsidiary to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A of the Code.

(c) If the earning or vesting of, or elimination of restrictions applicable to, an award granted under this Section 10 is based only on the passage of time rather than the achievement of Management Objectives, the period of time shall be no shorter than three years, except that the restrictions may be removed no sooner than ratably on an annual basis during the three-year period as determined by the Committee. If the earning or vesting of, or elimination of restrictions applicable to, awards granted under this Section 10 is based on the achievement of Management Objectives, the earning, vesting or restriction period may not terminate sooner than one year from the Date of Grant.

(d) Notwithstanding anything to the contrary contained in this Plan, any grant of an award under this Section 10 may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award in the event of the retirement, death or disability of the Participant, or in the event of a Change in Control.

11. Administration of the Plan.

(a) This Plan will be administered by the Committee. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b) The interpretation and construction by the Committee of any provision of this Plan or of any agreement, notification or document evidencing the grant of awards under this Plan and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith.

(c) The Committee may delegate to one or more of its members or to one or more officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under the Plan. The Committee may, by resolution, authorize one or more officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate employees to be recipients of awards under this Plan; (ii) determine the size of any such awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such officer for awards granted to an employee who is an officer, Director, or more than 10% beneficial owner of any class of the Company’s equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act, or any Covered Employee; (B) the resolution providing for such authorization sets forth the total number of shares of Common Stock such officer(s) may grant; and (C) the officer(s) will report periodically to the Committee regarding the nature and scope of the awards granted pursuant to the authority delegated.

12. Adjustments. The Committee will make or provide for such adjustments in the numbers of shares of Common Stock covered by outstanding Option Rights, Appreciation Rights, Restricted Stock Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of shares of Common Stock covered by other awards granted pursuant to Section 10 hereof, in the Option Price and Base Price provided in outstanding Option Rights and Appreciation Rights, and in the kind of shares covered thereby, as the Committee, in its sole discretion, may determine is equitably required to prevent dilution or enlargement of the rights of Participants or Optionees that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split- off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee, in its discretion, may provide in substitution for any or all outstanding awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and may require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each Option Right or Appreciation Right with an Option Price or Base Price greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its sole discretion elect to cancel such Option Right or Appreciation Right without any payment to the person holding such Option Right or Appreciation Right. The Committee will also make or provide for such adjustments in the numbers of shares specified in Section 3 of this Plan as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 12; provided, however, that any such adjustment to the number specified in Section 3(b) will be made only if and to the extent that such adjustment would not cause any Option Right intended to qualify as an Incentive Stock Option to fail to so qualify.

13. Change in Control. For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a “Change in Control” will be deemed to have occurred upon the occurrence of any of the following events:

(a) the consummation of any sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries taken as a whole to any “Person” or “Group” of related persons (as such terms are used in Section 13(d)(3) of the Securities Exchange Act of 1934),

(b) the adoption of a plan relating to the liquidation or dissolution of the Company,

(c) the consummation of any transaction (including, without limitation, any purchase, sale, acquisition, disposition, merger or consolidation) the result of which is that any Person or Group becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Securities Exchange Act of 1934, but excluding, for this purpose, any options to purchase equity securities of the Company held by such Person or Group) of more than 50% of the aggregate voting power of all classes of capital stock of the Company having the right to elect directors under ordinary circumstances,

(d) the first day on which a majority of the members of the Board are not Continuing Directors.

“Continuing Directors” means, as of any date of determination, any member of the Board who (i) was a member of the Board on the date this plan is approved by the Company’s stockholders or (ii) was nominated for election or elected to the Board with the approval of (A) two-thirds of the Continuing Directors who were members of the Board at the time of such nomination or election or (B) two-thirds of those Directors who were previously approved by Continuing Directors.

14. Detrimental Activity and Recapture Provisions. Any Evidence of Award may provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either during employment by the Company or a Subsidiary or within a specified period after termination of such employment, shall engage in any Detrimental Activity. In addition, notwithstanding anything in this Plan to the contrary, any Evidence of Award may also provide for the cancellation or forfeiture of an award or the forfeiture and repayment to the Company of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Stock may be traded.

15. Non U.S. Participants. In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for awards to Participants who are foreign nationals or who are employed by the Company or any Subsidiary outside of the United States of America or who provide services to the Company under an agreement with a foreign nation or agency, as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including, without limitation, sub-plans) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the stockholders of the Company.

16. Transferability.

(a) Except as otherwise determined by the Committee, no Option Right, Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, award contemplated by Section 9 or 10 of this Plan or dividend equivalents paid with respect to awards made under this Plan will be transferable by the Participant except by will or the laws of descent and distribution, and in no event will any such award granted under the Plan be transferred for value. Except as otherwise determined by the Committee, Option Rights and Appreciation Rights will be exercisable during the Participant’s lifetime only by him or her or, in the event of the Participant’s legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b) The Committee may specify at the Date of Grant that part or all of the shares of Common Stock that are (i) to be issued or transferred by the Company upon the exercise of Option Rights or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Stock Units or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 6 of this Plan, will be subject to further restrictions on transfer.

17. Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. If a Participant’s benefit is to be received in the form of shares of Common Stock, and such Participant fails to make arrangements for the payment of tax, the Company will withhold such shares of Common Stock having a value equal to the amount required to be withheld. Notwithstanding the foregoing, when a Participant is required to pay the Company an amount required to be withheld under applicable income and employment tax laws, the Participant may elect to satisfy the obligation, in whole or in part, by electing to have withheld, from the shares required to be delivered to the Participant, shares of Common Stock having a value equal to the amount required to be withheld (except in the case of Restricted Stock where an election under Section 83(b) of the Code has been made), or by delivering to the Company other shares of Common Stock held by such Participant. The shares used for tax withholding will be valued at an amount equal to the Market Value per Share of such shares of Common Stock on the date the benefit is to be included in Participant’s income. In no event will the Market Value per Share of the shares of Common Stock to be withheld and delivered pursuant to this Section to satisfy applicable withholding taxes in connection with the benefit exceed the minimum amount of taxes required to be withheld. Participants will also make such arrangements as the Company may require for the payment of any withholding tax obligation that may arise in connection with the disposition of shares of Common Stock acquired upon the exercise of Option Rights.

18. Compliance with Section 409A of the Code.

(a) To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A of the Code, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b) Neither a Participant nor any of a Participant’s creditors or beneficiaries will have the right to subject any deferred compensation (within the meaning of Section 409A of the Code) payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A of the Code, any deferred compensation (within the meaning of Section 409A of the Code) payable to a Participant or for a Participant’s benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owing by a Participant to the Company or any of its Subsidiaries.

(c) If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (i) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d) Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A of the Code, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A of the Code. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant’s account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

19. Amendments.

(a) The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan (i) would materially increase the benefits accruing to participants under this Plan, (ii) would materially increase the number of shares of Common Stock which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the stockholders of the Company in order to comply with applicable law or the rules of the NASDAQ Stock Market or, if the shares of Common Stock are not traded on the NASDAQ Stock Market, the principal national securities exchange upon which the shares of Common Stock are traded or quoted, then, such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

(b) Except in connection with a corporate transaction or event described in Section 12 of this Plan, the terms of outstanding awards may not be amended to reduce the Option Price of outstanding Option Rights or the Base Price of outstanding Appreciation Rights, or cancel outstanding Option Rights or Appreciation Rights in exchange for cash, other awards or Option Rights or Appreciation Rights with an Option Price or Base Price, as applicable, that is less than the Option Price of the original Option Rights or Base Price of the original Appreciation Rights, as applicable, without stockholder approval. This Section 19(b) is intended to prohibit the repricing of “underwater” Option Rights and Appreciation Rights and will not be construed to prohibit the adjustments provided for in Section 12 of this Plan.

(c) If permitted by Section 409A of the Code and Section 162(m) of the Code, but subject to the paragraph that follows, in the case of termination of employment by reason of death, disability or retirement, or in the event of a Change in Control, to the extent a Participant holds an Option Right or Appreciation Right not immediately exercisable in full, or any shares of Restricted Stock as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Stock Units as to which the Restriction Period has not been completed, or any Performance Shares or Performance Units which have not been fully earned, or any other awards made pursuant to Section 9 or 10 subject to any vesting schedule or transfer restriction, or who holds shares of Common Stock subject to any transfer restriction imposed pursuant to Section 16(b) of this Plan, the Committee may, in its sole discretion, accelerate the time at which such Option Right, Appreciation Right or other award may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time at which such Performance

Shares or Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award, except in the case of a Qualified Performance-Based Award where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

Subject to Section 19(b) hereof, the Committee may amend the terms of any award theretofore granted under this Plan prospectively or retroactively, except in the case of a Qualified Performance-Based Award (other than in connection with the Participant’s death or disability, or a Change in Control) where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee will not make any modification of the Management Objectives or the level or levels of achievement with respect to such Qualified Performance-Based Award. Subject to Section 12 above, no such amendment will impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any awards outstanding hereunder and not exercised in full on the date of termination.

20. Governing Law. This Plan and all grants and awards and actions taken hereunder will be governed by and construed in accordance with the internal substantive laws of the State of Georgia.

21. Effective Date/Termination. This Plan will be effective as of the Effective Date. No grants will be made on or after the Effective Date under the Existing Plans, except that outstanding awards granted under the Existing Plans will continue unaffected following the Effective Date. No grant will be made under this Plan more than 10 years after the date on which this Plan is first approved by the stockholders of the Company, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan.

22. Miscellaneous Provisions.

(a) The Company will not be required to issue any fractional shares of Common Stock pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b) This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with the Company or any Subsidiary, nor will it interfere in any way with any right the Company or any Subsidiary would otherwise have to terminate such Participant’s employment or other service at any time.

(c) To the extent that any provision of this Plan would prevent any Option Right that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option Right. Such provision, however, will remain in effect for other Option Rights and there will be no further effect on any provision of this Plan.

(d) No award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of stock thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(e) Absence on leave approved by a duly constituted officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any employee for any purposes of this Plan or awards granted hereunder.

(f) No Participant will have any rights as a stockholder with respect to any shares subject to awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such shares upon the stock records of the Company.

(g) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(h) Except with respect to Option Rights and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of shares of Common Stock under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A of the Code. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(i) If any provision of this Plan is or becomes invalid, illegal or unenforceable in any jurisdiction, or would disqualify this Plan or any award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect.

ANNEX G

DELAWARE GENERAL CORPORATION LAW

Section 262.  Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in of § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstick corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253 or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstick corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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